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As filed with the Securities and Exchange Commission on April 30, 2002

Registration No. 333-84736

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
Under
The Securities Act of 1933

IOS Brands Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	133711271 (IRS Employer Identification Number)

3113 Woodcreek Drive
Downers Grove, Illinois 60515
(630) 719-7800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Carrie A. Wolfe
Chief Financial Officer
and Treasurer
IOS Brands Corporation
3113 Woodcreek Drive
Downers Grove, Illinois 60515
(630) 719-7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jon R. Burney Vice President and General Counsel IOS Brands Corporation 3113 Woodcreek Drive Downers Grove, Illinois 60515 (630) 719-7800	Bruce I. Ettelson James S. Rowe Kirkland & Ellis 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000	Thomas A. Cole Jon A. Ballis Sidley Austin Brown & Wood Bank One Plaza 10 South Dearborn Street Chicago, Illinois 60603 (312) 853-7000

        Approximate date of commencement of proposed sale to public:    As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed transactions described herein have been satisfied or waived.

        If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

To the Stockholders of IOS Brands Corporation and FTD.COM INC.:

        The board of directors of IOS and the board of directors of FTD.COM, based on the unanimous recommendation of a special committee of independent directors of the board of FTD.COM, have unanimously approved a merger agreement that will have the effect of combining the businesses and stockholders of IOS and FTD.COM. IOS is currently the parent holding company of Florists' Transworld Delivery, Inc., or FTD, and the ultimate parent company of FTD.COM. In order to complete the merger and certain related transactions, your approval is required. IOS and FTD.COM believe that the merger will benefit the stockholders of both companies and ask for your support in voting in favor of the merger and/or the related transactions at their respective stockholder meetings.

        Currently, IOS directly owns 100% of the outstanding common stock of FTD, and indirectly, through its ownership of FTD, approximately 83.2% of the outstanding common stock of FTD.COM. Upon consummation of the merger, the public stockholders of FTD.COM, which currently own approximately 16.8% of the outstanding common stock of FTD.COM, will own approximately 12.7% of the outstanding common stock of IOS. Following the merger, IOS will own, indirectly through FTD, 100% of the outstanding common stock of FTD.COM. Current FTD.COM stockholders will continue to have an equity interest in FTD.COM indirectly through their equity interest in IOS after the merger.

        In the merger, each stockholder of FTD.COM, other than IOS and its direct or indirect wholly-owned subsidiaries, will be entitled to receive 0.26 shares of Class A common stock of IOS for each outstanding share of common stock of FTD.COM owned by such stockholder immediately prior to the effective time of the merger. At or shortly after the effective time of the merger, IOS currently intends to pay a stock dividend to IOS stockholders, including former stockholders of FTD.COM, such that former FTD.COM stockholders will own approximately one share of IOS Class A common stock for each share of FTD.COM common stock they own at the time of the merger. Under the terms of the merger agreement, IOS will assume all outstanding FTD.COM stock options and shares of restricted stock. Upon consummation of the merger, IOS will change its name to "FTD, Inc." The shares of IOS Class A common stock that FTD.COM stockholders will receive in the merger will be quoted on the Nasdaq National Market under the symbol "FTDI."

        In connection with the merger, IOS is proposing to amend its certificate of incorporation and by-laws, award one-time bonus payments to the chief executive officers of IOS and FTD.COM in the amount of $5,321,174 and $3,237,467, respectively, if certain conditions are satisfied and adopt a new equity incentive plan. We refer to these actions collectively as the "IOS transactions." Each of the IOS transactions is conditioned upon consummation of the merger and, other than amending the by-laws, requires IOS stockholder approval.

        YOU SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION IN THIS JOINT PROXY STATEMENT/PROSPECTUS REGARDING FTD.COM, IOS, THE MERGER AND THE IOS TRANSACTIONS, INCLUDING IN PARTICULAR THE DISCUSSION IN THE SECTION CALLED "RISK FACTORS" BEGINNING ON PAGE 16.

        NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE IOS CLASS A COMMON STOCK TO BE ISSUED UNDER THIS JOINT PROXY STATEMENT/PROSPECTUS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This joint proxy statement/prospectus is dated            , 2002 and is being first mailed to stockholders on or about            , 2002.

        We thank you for your interest and support.

ROBERT L. NORTON	MICHAEL J. SOENEN
Chairman, President and Chief Executive Officer of IOS Brands Corporation	President and Chief Executive Officer of FTD.COM INC.

NOTICE OF SPECIAL MEETING

                          , 2002

TO THE STOCKHOLDERS OF IOS BRANDS CORPORATION:

        I am pleased to give you notice of and cordially invite you to attend, either in person or by proxy, a special meeting of the stockholders of IOS Brands Corporation, which will be held on                        ,                         , 2002, at 11:00 a.m., local time, at the offices of IOS, 3113 Woodcreek Drive, Downers Grove, Illinois 60515, and at any adjournment or adjournments thereof. The purposes of the IOS special meeting are:

  •
  To consider and vote on a proposal to adopt amendments to the certificate of incorporation of IOS, which would, among other things, change the corporate name of IOS to "FTD, Inc.," increase the number of shares of capital stock the board is authorized to issue and create a classified board of directors.

  •
  To consider and vote on proposed one-time bonus payments to be awarded to each of Robert L. Norton, Chairman, President and Chief Executive Officer of IOS, and Michael J. Soenen, President and Chief Executive Officer of FTD.COM, in the event the merger transaction described below is completed on or before June 30, 2002.

  •
  To consider, vote on and adopt the FTD, Inc. 2002 Long-Term Equity Incentive Plan.

  •
  To transact any other business that properly comes before the IOS special meeting.

These actions together with the amending and restating of the IOS by-laws are collectively referred to as the "IOS transactions" and are conditioned on the completion of the merger described below.

        The purpose of the IOS transactions is to facilitate the proposed merger of a wholly-owned subsidiary of our subsidiary, Florists' Transworld Delivery, Inc., or FTD, with and into FTD.COM, pursuant to a merger agreement dated as of March 3, 2002, among IOS, FTD, Aroma Acquisition Corp. and FTD.COM.

        Under the terms of the merger agreement, a newly-formed indirect subsidiary of IOS that was created to effect the merger will merge with and into FTD.COM. As a result of the merger, the separate corporate existence of the newly-formed subsidiary will cease and FTD.COM, as the surviving corporation, will continue in existence under the laws of the State of Delaware. In the merger, each stockholder of FTD.COM, other than IOS and FTD, will be entitled to receive 0.26 shares of IOS Class A common stock for each outstanding share of common stock of FTD.COM owned by a stockholder at the effective time of the merger. At or shortly after the effective time of the merger, IOS currently intends to pay a stock dividend to IOS stockholders, including former stockholders of FTD.COM, such that former FTD.COM stockholders will own approximately one share of IOS Class A common stock for each share of FTD.COM common stock they own at the time of the merger. As a current IOS stockholder, you are expected to receive an additional three shares of IOS Class A common stock for each share of IOS Class A common stock you hold if and when such dividend is declared. The merger agreement is attached as Appendix A to and is described in the enclosed joint proxy statement/prospectus.

        After carefully evaluating each of the proposed IOS transactions, the IOS board of directors has unanimously approved and authorized the IOS transactions and unanimously believes that each of these transactions is advisable, fair to and in the best interests of the IOS stockholders. The board of directors of IOS unanimously recommends that the IOS stockholders vote "FOR" the approval and adoption of each of the IOS transactions to be submitted to a vote of the stockholders. You are being asked to vote on each of the IOS transactions separately and may vote on any or all of these matters on an individual basis. No vote of the IOS stockholders is required or requested to approve the merger or to approve the amendments to the IOS by-laws.

        Only stockholders of record at the close of business on            , 2002 will receive notice of and be able to vote at the IOS special meeting.

        The enclosed joint proxy statement/prospectus describes the IOS transactions, the merger agreement, the proposed merger and other actions to be taken in connection with the merger. Holders of outstanding IOS common stock representing a majority of the votes entitled to be cast at the IOS special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business.

        It is important that your shares are represented at the IOS special meeting regardless of the number of shares you hold. Whether or not you are able to attend the IOS special meeting in person, please sign and return promptly the enclosed proxy card in the enclosed, postage-paid envelope. You may revoke your proxy in the manner described in the enclosed joint proxy statement/prospectus at any time before it is voted at the IOS special meeting.

        This notice, the enclosed proxy card and the enclosed joint proxy statement/prospectus are being sent to you by order of IOS's board of directors.

Jon R. Burney Secretary

NOTICE OF SPECIAL MEETING

                          , 2002

TO THE STOCKHOLDERS OF FTD.COM INC.:

        I am pleased to give you notice of and cordially invite you to attend, either in person or by proxy, a special meeting of the stockholders of FTD.COM INC., which will be held on                         ,                         , 2002, at 10:00 a.m., local time, at the offices of FTD.COM, 3113 Woodcreek Drive, Downers Grove, Illinois 60515, and at any adjournment or adjournments thereof. The purposes of the FTD.COM special meeting are:

  •
  To consider and vote on a proposal to adopt a merger agreement dated as of March 3, 2002, among IOS Brands Corporation, Florists' Transworld Delivery, Inc., Aroma Acquisition Corp. and FTD.COM INC., a copy of which is attached as Appendix A to and is described in the enclosed joint proxy statement/prospectus.

  •
  To transact any other business that properly comes before the FTD.COM special meeting.

        Only stockholders of record at the close of business on            , 2002 will receive notice of and be able to vote at the FTD.COM special meeting.

        After careful consideration, the board of directors of FTD.COM, based on the unanimous recommendation of a special committee of independent directors of the board, has unanimously determined that the merger agreement and the merger are advisable, fair to and in the best interests of FTD.COM and its stockholders. Based on the recommendation of the special committee, the FTD.COM board of directors has unanimously approved the merger agreement and unanimously recommends that the FTD.COM stockholders vote "FOR" the approval and adoption of the merger agreement and the merger.

        The enclosed joint proxy statement/prospectus describes the merger agreement, the proposed merger and other actions to be taken in connection with the merger. Holders of outstanding FTD.COM common stock representing a majority of the votes entitled to be cast at the FTD.COM special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the meeting.

        It is important that your shares are represented at the FTD.COM special meeting regardless of the number of shares you hold. Whether or not you are able to attend the FTD.COM special meeting in person, please sign and return promptly the enclosed proxy card in the enclosed, postage-paid envelope. You may revoke your proxy in the manner described in the enclosed joint proxy statement/prospectus at any time before it is voted at the FTD.COM special meeting.

        This notice, the enclosed proxy card and the enclosed joint proxy statement/prospectus are sent to you by order of FTD.COM's board of directors.

Carrie A. Wolfe Secretary

Annexes

Annex A	Agreement and Plan of Merger, dated as of March 3, 2002, among IOS Brands Corporation, Florists' Transworld Delivery, Inc., Aroma Acquisition Corp. and FTD.COM INC.
Annex B	Opinion of Dresdner Kleinwort Wasserstein, Inc.
Annex C	Opinion of William Blair & Company, L.L.C.
Annex D	Restated Certificate of Incorporation of IOS Brands Corporation
Annex E	Amended and Restated By-laws of IOS Brands Corporation
Annex F	FTD, Inc. 2002 Long-Term Equity Incentive Plan
Annex G	Consolidated Financial Statements of IOS Brands Corporation
Annex H	Financial Statements of FTD.COM INC.
Annex I	Financial Statements of National Flora, Inc.

        You should rely only on the information contained in this document. We have not authorized anyone to provide you with information different from that contained in this document. This is not an offer to sell, and it is not a solicitation of offers to buy, the securities offered by this document in jurisdictions where offers and sales are not permitted under the laws of those jurisdictions. The information contained in this document is accurate only as of the date of this document regardless of the time of delivery or of any sale of the securities offered by this document.

v

QUESTIONS AND ANSWERS REGARDING THE MERGER AND THE IOS TRANSACTIONS

Q:
Who is IOS?

A:
IOS Brands Corporation is a Delaware holding company that is the parent company of Florists' Transworld Delivery, Inc., or FTD, and the ultimate parent company of FTD.COM, through its indirect ownership of 83.2% thereof. IOS is a floral service provider through approximately 20,000 FTD-member retail florist shops located primarily in North America and, through affiliated or related organizations, approximately 28,000 non-member retail florist shops located in over 150 countries outside North America and, through its indirect ownership of FTD.COM, is an Internet and telephone direct marketer of flowers and specialty gifts to consumers. Although there is no current public market for its common stock, IOS has been a public reporting company since 1995.

Q.
Who is FTD.COM?

A.
FTD.COM INC. is a majority-owned subsidiary of FTD and an indirect subsidiary of IOS. FTD.COM is an Internet and telephone marketer of flowers and speciality gifts, which began selling products directly to consumers through the 1-800-SEND-FTD toll-free number in 1993 and electronically to consumers through the www.ftd.com Web site in 1994. FTD.COM has been a publicly-traded corporation since September 1999, and its Class A common stock is currently quoted on the Nasdaq National Market under the ticker symbol "EFTD." FTD.COM's operations have been a part of IOS's consolidated financial statements since IOS formed FTD.COM in 1999.

Q:
What will happen in the merger?

A:
Aroma Acquisition Corp., a newly-formed subsidiary of FTD, IOS's wholly-owned subsidiary, will merge with and into FTD.COM. As a result of the merger, the separate corporate existence of Aroma Acquisition Corp. will cease and FTD.COM, as the surviving corporation, will continue in existence under the laws of the State of Delaware. Upon consummation of the merger, IOS will change its corporate name to "FTD, Inc."

  Set forth below is a diagram that illustrates the corporate structure of IOS before and after the merger and the IOS transactions. This chart is for illustrative purposes only and does not include other indirect subsidiaries of IOS, such as Renaissance Greeting Cards, Inc. and FTD Canada, Inc.

Q:
As a stockholder of FTD.COM, what will I receive in the merger?

A:
If the merger is completed, you, as a holder of FTD.COM common stock, will be entitled to receive 0.26 shares of Class A common stock of IOS, par value $.01 per share, for each share of FTD.COM common you own at the effective time of the merger. You will be entitled to cash in lieu of any fractional shares of IOS common stock.

For example: If you own 100 shares of FTD.COM stock at the effective time of the merger, you will receive 26 shares of IOS's Class A common stock in the merger.

  The exchange ratio may be adjusted after the date of this joint proxy statement/prospectus as a result of certain actions taken by the IOS board of directors in connection with IOS's capital stock. These circumstances are limited to any reclassification, recapitalization, stock split or stock dividend with respect to any IOS common stock, any change, conversion or exchange of IOS common stock into other securities or any other dividend or distribution with respect to IOS common stock occurring before completion of the merger. In each such case, appropriate and proportionate adjustments would be made to the exchange ratio.

  IOS currently intends, at or shortly after the effective time of the merger, to pay a stock dividend to IOS stockholders, including former FTD.COM stockholders, of three shares of IOS Class A common stock for each share of IOS Class A common stock held on the date the dividend is declared. The result of this stock dividend would be that former FTD.COM stockholders would own approximately one share of IOS Class A common stock for each share of FTD.COM common stock they own at the time of the merger.

    For example: If you own 100 shares of FTD.COM common stock at the effective time of the merger (and would therefore be entitled to receive 26 shares of IOS Class A common stock in the merger) you would own 104 shares of IOS Class A common stock immediately following payment of the anticipated stock dividend.

  Upon consummation of the merger, the public stockholders of FTD.COM, which currently own approximately 16.8% of the outstanding common stock of FTD.COM, will own approximately 12.7% of the outstanding common stock of IOS. Following the merger, IOS will own, indirectly through FTD, 100% of the common stock of FTD.COM. Current FTD.COM stockholders will continue to have an equity interest in FTD.COM indirectly through their equity interest in IOS after the merger.

Q:
Will IOS's common stock be publicly traded following the merger?

A:
Yes. Although there is no current public market for IOS's common stock, upon completion of the merger, IOS's Class A common stock will be quoted on the Nasdaq National Market under the ticker symbol "FTDI."

Q:
When will the merger be completed?

A:
We are presently working diligently to complete the merger and the transactions related thereto. The merger is expected to take effect after the closing conditions set forth in the merger agreement have been satisfied or waived. We currently anticipate that the merger and these related transactions will be completed on or shortly after the date of each of the IOS and the FTD.COM special meetings in the second calendar quarter of 2002.

Q:
As a stockholder of FTD.COM, is my vote required to approve the merger?

A:
Under Delaware law, a majority of the votes entitled to be cast by the outstanding shares of FTD.COM common stock must approve and adopt the merger agreement. FTD, which owns all of

  FTD.COM's outstanding Class B common stock, is entitled to cast approximately 98% of the total votes entitled to be cast at the FTD.COM special meeting and has agreed to vote in favor of approval of the merger agreement. FTD, therefore, has the power to adopt the merger agreement under Delaware law without your vote or the vote of any other holders of FTD.COM common stock. Thus, although your vote is requested, your vote is not required in order to approve the merger.

Q:
What should I do now?

A:
After carefully reading and considering the information contained in this document, you should cast your vote on the merger agreement or the IOS transactions, as the case may be, by completing, signing and dating your proxy card. The completed proxy card should be returned in the enclosed postage-prepaid envelope. You can also attend the IOS or FTD.COM special meetings, as the case may be, and vote in person. The FTD.COM board of directors, after taking into account the findings and recommendations of the special committee and the terms and conditions of the merger agreement, recommends that FTD.COM stockholders vote "FOR" approval of the merger agreement. The IOS board of directors recommends that IOS stockholders vote "FOR" approval of each of the IOS transactions.

Q:
When should I send my proxy card? Can I change my vote?

A:
You should send in your proxy card as soon as possible so that your shares will be voted at the special meeting. If you are an IOS stockholder, you may change or revoke your proxy at any time before your shares are voted at the IOS special meeting by sending a written notice to the secretary of IOS so that it is received prior to the IOS special meeting, by executing and returning a later-dated proxy, or by voting in person at the IOS special meeting. If you are a FTD.COM stockholder, you may change or revoke your proxy at any time before your shares are voted at the FTD.COM special meeting by sending a written notice to the secretary of FTD.COM so that it is received prior to the FTD.COM special meeting, by executing and returning a later-dated proxy, or by voting in person at the FTD.COM special meeting.

Q.
What if I sign my proxy card and return it but do not indicate how I wish to vote?

A:
If you return a properly signed proxy card but do not indicate how you want to vote, your proxy will be counted as a vote in favor of approval and adoption of the merger agreement and each of the IOS transactions, as the case may be.

Q:
If my shares are held by a bank or broker, how can I vote?

A:
If your shares are held by a bank, broker or other nominee, you must contact them to vote on your behalf. They cannot vote your shares without receiving instructions from you. If you instruct them on how to vote your shares, you must follow directions received from them if you wish to change your vote.

Q:
Should holders of FTD.COM common stock send in their stock certificates now?

A:
No. After the merger is completed, holders of FTD.COM common stock will receive written instructions on how to exchange their FTD.COM stock certificates for IOS Class A common stock. Please do not send in your FTD.COM stock certificates with your proxy card.

SUMMARY

        In this summary, we highlight selected information that we describe in greater detail elsewhere in this document. This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the merger and the IOS transactions. As used in this document, unless the context requires otherwise,

  •
  "IOS" means IOS Brands Corporation and its consolidated subsidiaries, including FTD and FTD.COM,

  •
  "FTD" means Florists' Transworld Delivery, Inc., and

  •
  "FTD.COM" means FTD.COM INC.

The Companies

  IOS Brands Corporation

        IOS is a floral services provider through approximately 20,000 FTD-member, retail florist shops located primarily in North America and through affiliated or related organizations, approximately 28,000 non-member retail florist shops located in over 150 countries outside of North America and, through its indirect ownership of 83.2% of FTD.COM, is an Internet and telephone direct marketer of flowers and specialty gifts to consumers.

        IOS's principal executive offices are located at 3113 Woodcreek Drive, Downers Grove, Illinois 60515 and IOS's telephone number is (630) 719-7800.

  FTD.COM INC.

        FTD.COM is an Internet and telephone marketer of flowers and specialty gifts, which began selling products directly to consumers through the 1-800-SEND-FTD toll-free telephone number in 1993 and electronically to consumers through the www.ftd.com Web site in 1994. FTD.COM is an 83.2% owned direct subsidiary of FTD and an indirect subsidiary of IOS. FTD.COM's Class A common stock is quoted on the Nasdaq National Market under the ticker symbol "EFTD."

        FTD.COM's principal executive offices are located at 3113 Woodcreek Drive, Downers Grove, Illinois 60515 and FTD.COM's telephone number is (630) 724-6200.

Summary Description of the Merger and Related Matters

        This document describes the merger of FTD.COM and Aroma Acquisition Corp., a newly-formed subsidiary of FTD that was created to effect the merger.

  The Merger

        Under the terms of a merger agreement dated as of March 3, 2002, among IOS, FTD, Aroma Acquisition Corp. and FTD.COM, Aroma Acquisition Corp. will be merged with and into FTD.COM. FTD.COM will be the surviving corporation in the merger. In the merger, each stockholder of FTD.COM, other than IOS and its subsidiaries, will be entitled to receive 0.26 shares of IOS Class A common stock for each outstanding share of common stock of FTD.COM owned at the time of the merger. At or shortly after the time of the merger, IOS intends to pay a stock dividend to IOS stockholders, including former FTD.COM stockholders, such that former FTD.COM stockholders will own approximately one share of IOS Class A common stock for each share of FTD.COM common stock they own at the time of the merger.

No Appraisal Rights

        Under Delaware law, FTD.COM stockholders are not entitled to appraisal rights in connection with the merger because FTD.COM's Class A common stock was quoted on the Nasdaq National Market on the record date for the special meeting and IOS's Class A common stock will be quoted on the Nasdaq National Market at the time of the merger. Because IOS stockholders are not receiving any shares of stock in connection with the merger and their vote is not required to approve the merger, IOS stockholders are not entitled to appraisal rights under Delaware law.

Date, Time and Place of the Special Meetings

  FTD.COM Special Meeting

        The FTD.COM special meeting will be held on                        ,                         , 2002, at 10:00 a.m., local time, at the offices of FTD.COM, 3113 Woodcreek Drive, Downers Grove, Illinois 60515.

  IOS Special Meeting

        The IOS special meeting will be held on                        ,                         , 2002, at 11:00 a.m., local time, at the offices of IOS, 3113 Woodcreek Drive, Downers Grove, Illinois 60515.

Purpose of the Special Meetings

  Purpose of the FTD.COM Special Meeting

        At the FTD.COM special meeting, the stockholders of FTD.COM will consider and vote on a proposal to approve and adopt the merger agreement. The merger agreement provides that a newly-formed direct subsidiary of FTD, Aroma Acquisition Corp., will merge with and into FTD.COM and FTD.COM will become a direct wholly-owned subsidiary of FTD and an indirect wholly-owned subsidiary of IOS. Each outstanding share of common stock of FTD.COM, other than shares held by FTD.COM in treasury and shares held by IOS and its subsidiaries, will be converted automatically into the right to receive 0.26 shares of Class A common stock of IOS. We refer to this conversion rate as the "exchange ratio." At or shortly after the time of the merger, IOS intends to pay a stock dividend to IOS stockholders, including former FTD.COM stockholders, such that former FTD.COM stockholders will own approximately one share of IOS Class A common stock for each share of FTD.COM common stock they own at the time of the merger.

  Purpose of the IOS Special Meeting

        At the IOS special meeting, the stockholders of IOS will consider and vote on proposals to approve a restated certificate of incorporation, to award one-time bonus payments to Robert L. Norton and Michael J. Soenen and to adopt a new equity incentive plan.

Record Dates and Quorums

  FTD.COM's Record Date and Quorum

        You can vote at the FTD.COM special meeting if you owned FTD.COM common stock at the close of business on            , 2002, which is the record date for the FTD.COM special meeting. Holders of FTD.COM's Class A common stock are entitled to one vote for each share of FTD.COM Class A common stock held on the record date. Holders of FTD.COM's Class B common stock are entitled to 10 votes for each share of FTD.COM Class B common stock held on the record date. At the close of business on the record date, there were             shares of FTD.COM Class A common stock outstanding and 40,395,000 shares of FTD.COM Class B common stock outstanding, all of which were held by FTD. Holders of outstanding FTD.COM common stock representing a majority of the votes entitled to be cast at the FTD.COM special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the meeting. Abstentions and broker non- votes will be counted as present for determining the presence of a quorum.

  IOS's Record Date and Quorum

        You can vote at the IOS special meeting if you owned IOS common stock at the close of business on            , 2002, which is the record date for the IOS special meeting. Holders of IOS Class A common stock are entitled to one vote for each share of IOS Class A common stock held on the record date. Holders of IOS Class B common stock are generally not entitled to vote on matters submitted to a vote of the IOS stockholders. However, because the proposed amendments to the certificate of incorporation, if adopted, will alter the rights of the Class B holders and increase the number of authorized shares of Class B common stock, holders of IOS Class B common stock are entitled, voting separately as a class, to one vote for each share of IOS Class B common stock held on the record date. For more information, see "The IOS Special Meeting—The Proposed IOS Transactions." At the close of business on the record date, there were            shares of IOS Class A common stock outstanding and            shares of IOS Class B common stock outstanding. Holders of outstanding IOS common stock representing a majority of the votes entitled to be cast at the IOS special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the meeting. Abstentions and broker non-votes will be counted as present for determining the presence of a quorum.

Votes Required and Revocation of Proxies

  FTD.COM Stockholders

        Under Delaware law, a majority of the votes entitled to be cast by the outstanding shares of FTD.COM common stock must approve and adopt the merger agreement. FTD, which owns all of FTD.COM's outstanding Class B common stock and has agreed to vote its shares in favor of the merger, has the power to vote 98% of the votes entitled to be cast at the FTD.COM special meeting. FTD, therefore, has the power to approve and adopt the merger agreement under Delaware law without the vote of any other holders of FTD.COM common stock.

        You may revoke your proxy at any time before your shares are voted at the FTD.COM special meeting by sending a written notice to the secretary of FTD.COM so that it is received prior to the FTD.COM special meeting, by executing and returning a later-dated proxy, or by voting in person at the FTD.COM special meeting. See "The FTD.COM Special Meeting—Voting and Revocation of Proxies."

        If you send in your proxy card without instructions on to how to vote, your shares will be voted "FOR" the adoption of the proposed merger agreement. For the purpose of determining the vote required for approval of the adoption of the merger agreement, abstentions and broker non-votes will have the same effect as a vote against adoption of the proposed merger agreement.

        The board of directors of FTD.COM does not expect any other matters to be voted on at the FTD.COM special meeting. If any other matters do properly come before the FTD.COM special meeting, the people named on the accompanying proxy card will vote the shares represented by all properly executed proxies in their discretion. However, shares represented by proxies that have been voted "AGAINST" adoption of the merger agreement will not be used to vote "FOR" adjournment of the FTD.COM special meeting to allow more time to solicit additional votes "FOR" adoption of the merger agreement. See "The FTD.COM Special Meeting—Voting Procedures."

        Please complete, sign and mail your proxy card in the enclosed envelope as soon as possible after you have read this document. You should receive a proxy card from your broker if you hold your shares through a broker as nominee. You must return your proxy card or attend the FTD.COM special meeting in person in order for your vote to be counted.

  IOS Stockholders

        Under Delaware law, the affirmative vote of a majority of the voting power of all outstanding shares of IOS common stock, including the affirmative vote of a majority of the Class B common stock voting separately as a class, is required to amend the certificate of incorporation of IOS. Stockholders owning a majority of the outstanding IOS Class A and Class B common stock that are affiliated with some of IOS's directors have entered into a stockholders support agreement requiring them to vote in favor of the amendments to IOS's certificate of incorporation. Approval of the one-time bonus payments and approval of the new equity incentive plan require the affirmative vote of a majority of the shares of Class A common stock present or entitled to vote at the stockholders meeting. The stockholders support agreement does not require any stockholder to vote in favor of either of these proposals. You will be asked to vote on each of these matters separately and may vote in favor of any or all of these matters on an individual basis.

        You may revoke your proxy at any time before your shares are voted at the IOS special meeting by sending a written notice to the secretary of IOS so that it is received prior to the IOS special meeting, by executing and returning a later-dated proxy, or by voting in person at the IOS special meeting. See "The IOS Special Meeting—Voting and Revocation of Proxies."

        If you send in your proxy card without instructions on to how to vote, your shares will be voted "FOR" the adoption of each of the IOS transactions. For the purpose of determining the vote required for adoption of each of the IOS transactions, abstentions and broker non-votes will have the same effect as a vote against adoption of such IOS transactions.

        The IOS board of directors does not expect any other matters to be voted on at the IOS special meeting. If any other matters do properly come before the IOS special meeting, the people named on the accompanying proxy card will vote the shares represented by all properly executed proxies in their discretion. However, shares represented by proxies that have been voted "AGAINST" adoption of the IOS transactions will not be used to vote "FOR" adjournment of the IOS special meeting to allow more time to solicit additional votes "FOR" adoption of the IOS transactions. See "The IOS Special Meeting—Voting and Revocation of Proxies."

        Please complete, sign and mail your proxy card in the enclosed envelope as soon as possible after you have read this document. You should receive a proxy card from your broker if you hold your shares through a broker as nominee. You must return your proxy card or attend the IOS special meeting in person in order for your vote to be counted.

U.S. Federal Income Tax Consequences of the Merger

        A holder of FTD.COM common stock will not recognize any income, gain or loss for U.S. federal income tax purposes upon its exchange of its shares of FTD.COM common stock for shares of IOS Class A common stock in the merger or upon the anticipated stock dividend to IOS stockholders. However, you will be subject to tax for any cash received in lieu of fractional shares of IOS Class A common stock. No gain or loss will generally be recognized for U.S. federal income tax purposes by IOS, FTD or FTD.COM as a result of the merger. Please read the section entitled "U.S. Federal Income Tax Consequences of the Merger" for a more detailed discussion of the U.S. federal income tax consequences of the merger.

Exchange of Shares

        FTD.COM stockholders will receive detailed instructions regarding the surrender of their stock certificates from IOS's exchange agent, Computershare Investor Services, L.L.C., promptly following the consummation of the merger. As a FTD.COM stockholder, you will receive certificates for IOS Class A common stock as soon as practicable after the exchange agent receives your FTD.COM stock certificates and other required documents. Please do not send any stock certificates to IOS, FTD.COM or the exchange agent until you receive these instructions. If you are the record owner of your shares, you will not have to pay brokerage fees or incur similar expenses. If you own your shares through a broker or other nominee, your broker may charge you a fee. You should consult your broker or nominee to determine whether any charges will apply.

Effect of the Merger on FTD.COM Stock Options and Restricted Stock

        IOS has agreed to assume all options to purchase shares of FTD.COM common stock under FTD.COM's stock option plan that are outstanding at the effective time of the merger. These options will automatically become exercisable for IOS Class A common stock after the merger, subject to whatever vesting or other restrictions applied to such options immediately prior to the merger. The number of shares of IOS Class A common stock underlying each option will equal the number of shares of FTD.COM common stock underlying the option before the merger, multiplied by the exchange ratio, rounded down to the nearest whole share. The exercise price for each assumed option will be calculated by dividing the exercise price of the FTD.COM stock option before the merger by the exchange ratio, rounded up to the nearest whole cent. Each share of FTD.COM restricted or performance stock granted under FTD.COM's stock option plan or otherwise shall be exchanged for or converted into 0.26 shares of IOS Class A common stock with restrictions and conditions equivalent to those applicable to the restricted or performance stock immediately prior to the merger.

The Special Committee's and the FTD.COM Board's Recommendation

        The board of directors of FTD.COM appointed a special committee consisting of Mr. Samuel I. Hill and Mr. Richard M. Owen, directors of FTD.COM who are not officers or employees of IOS, FTD or FTD.COM, and who are not directors of FTD or IOS, to review the proposed merger on behalf of the FTD.COM stockholders other than FTD and the officers and directors of each of IOS, FTD and FTD.COM. The special committee considered, among other factors, the opinion of Dresdner Kleinwort Wasserstein, Inc., or DrKW, that as of the date of its opinion the exchange ratio was fair to the public stockholders of FTD.COM from a financial point of view. After careful consideration of a number of factors, the special committee unanimously determined that the merger is fair to the public stockholders of FTD.COM. The special committee recommended that the FTD.COM board of directors approve the merger agreement.

        Based on the unanimous recommendation of the special committee, the FTD.COM board of directors has approved the merger agreement, has declared it to be advisable and recommends that the FTD.COM stockholders adopt the merger agreement.

Opinions of Financial Advisors

        DrKW provided its opinion to the special committee on March 2, 2002, that, as of the date of its opinion, the consideration to be received in the merger was fair to the public stockholders of FTD.COM from a financial point of view. The full text of the written opinion of DrKW dated March 2, 2002 is attached to this document as Annex B. The opinion of DrKW does not constitute a recommendation as to how any stockholder should vote or otherwise act with respect to the merger and should not be relied upon in respect of such matters. We urge you to read the opinion in its entirety.

        William Blair & Company provided its opinion to the IOS board of directors on March 2, 2002, that, as of the date of its opinion, the consideration to be received in the merger was fair, from a financial point of view, to IOS. The full text of the written opinion of William Blair dated March 2, 2002 is attached to this document as Annex C. The opinion of William Blair does not constitute a recommendation as to how any stockholder should vote or otherwise act with respect to the merger and should not be relied upon in respect of such matters. We urge you to read this opinion in its entirety.

Purpose and Reasons for the Merger

        In deciding to undertake the merger, IOS and FTD.COM considered the following reasons, among others:

  •
  the ability of IOS to more easily access the public markets to raise additional debt or equity,

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  the ability of IOS to attract a larger investor base due to IOS's anticipated greater market float after the merger as compared to FTD.COM,

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  the ability of IOS and FTD.COM to more effectively pursue future acquisitions,

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  the ability of IOS and FTD.COM to more efficiently allocate resources within the organization,

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  the ability of FTD.COM stockholders to diversify their investment in FTD.COM and participate in the future growth and earnings, if any, of all of the FTD businesses owned by IOS, and

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  the various other factors outlined under "The Merger—Purpose and Reasons of IOS for the Merger" and "—Purpose and Reasons of FTD.COM for the Merger."

Potential Disadvantages of the Proposed Merger to Stockholders of FTD.COM

        Upon the consummation of the merger, holders of FTD.COM common stock will become holders of IOS Class A common stock. IOS owns a number of businesses other than FTD.COM. Potential disadvantages of the proposed merger to you as a stockholder of FTD.COM include those related to IOS's business other than FTD.COM, as well as to IOS as a whole, including, but not limited to:

  •
  the risks and liabilities inherent in IOS's Member Services, Technology Products, and Specialty Wholesaling business segments,

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  the fact that IOS's Direct to Consumer segment, which is comprised of FTD.COM, is the only segment that experienced positive revenue growth during the nine-month period ended March 31, 2002,

  •
  IOS's substantial consolidated indebtedness, which among other things, demands a substantial portion of IOS's cash flow for debt service, may impair IOS's flexibility to obtain additional financing in the future for working capital, capital expenditures or acquisitions or to refinance indebtedness, may make IOS more vulnerable to economic downturns and competitive pressures, and may limit IOS's ability to take advantage of potential business opportunities,

  •
  the fact that the negotiated exchange ratio may not accurately reflect the true market value of IOS,

  •
  the fact that the merger may facilitate future sales by IOS's existing stockholders, and

  •
  the fact that an active trading market in IOS's common stock may not develop or be maintained.

        All of the above factors could adversely affect IOS's future stock price. Accordingly, although FTD.COM contributes to IOS's earnings, the trading price of IOS common stock could decline as a result of factors different from those affecting the trading price of FTD.COM common stock.

Position of IOS as to Fairness of the Merger

        IOS considered the findings and recommendations of FTD.COM's special committee and board with respect to the fairness of the merger to the public stockholders of FTD.COM and the opinion of William Blair with respect to the fairness, from a financial point of view, of the exchange ratio to IOS. Based on the foregoing, as well as its own review of the terms of the merger, IOS believes that the merger is both procedurally and substantively fair to it and to FTD.COM's stockholders. Neither IOS nor William Blair is making any recommendation as to how the public stockholders of FTD.COM should vote on the merger agreement.

Conflicts of Interest

        When you consider the recommendation of the FTD.COM special committee and the FTD.COM board regarding the merger, you should be aware that directors of FTD.COM may have interests in the merger that are different from, or in addition to, yours. These interests include, among other things, cash bonuses which may be payable upon consummation of the merger and ownership of and options to purchase IOS common stock. You should also be aware that four of FTD.COM's directors are also directors of IOS.

        When you consider the recommendation of the IOS board regarding the IOS transactions, you should be aware that one of the IOS directors would be entitled to a one-time cash bonus if approved by the IOS stockholders and other conditions are satisfied.

Conditions to the Merger

        The completion of the merger is conditioned upon satisfaction or waiver of a number of customary conditions, including, but not limited to, the following:

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  adoption of the merger agreement and the related transactions by the holders of a majority of the outstanding shares of FTD.COM common stock,

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  the absence of any judgment, injunction or other order that has the effect of preventing consummation of the merger,

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  the approval for quotation on Nasdaq of all shares of IOS Class A common stock,

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  FTD.COM shall have obtained all third party consents that are required to consummate the merger and the related transactions or that are required in order to prevent a breach of or default under any of FTD.COM's or its subsidiaries' material contracts,

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  the representations and warranties of each of IOS, FTD.COM, FTD and Aroma Acquisition Corp. in the merger agreement shall be true and correct on and as of the closing date of the merger, except where the failure to be true and correct has not had and is not reasonably expected to have, as of the closing, a material adverse effect on their respective businesses or a material adverse effect on their ability to consummate the merger, and

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  each of IOS, FTD.COM, FTD and Aroma Acquisition Corp. shall have performed in all material respects all obligations required under the merger agreement to be performed at or prior to the closing date.

Termination and Expenses

        The merger agreement may be terminated by IOS, FTD, Aroma Acquisition Corp. and FTD.COM if each of their boards of directors consent. In addition, each of IOS, FTD or FTD.COM may unilaterally terminate the merger agreement:

  •
  if the merger has not been completed by August 31, 2002,

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  if there has been a material breach of any representation, warranty, covenant or agreement that is not curable or has not been cured within 30 days of notice from the non-breaching party, or

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  if there is issued any final order, decree or ruling that makes the merger illegal or that otherwise permanently prohibits the merger.

The merger agreement may be terminated by FTD.COM if the special committee determines in good faith, based on the advice of outside counsel, that termination of the merger agreement is required for FTD.COM to comply with its fiduciary duties under Delaware law, but only if FTD.COM has received an unsolicited bona fide alternative proposal and has complied with certain procedural requirements set forth in the merger agreement. Finally, IOS or FTD may terminate the merger agreement if the FTD.COM board or the special committee shall have withdrawn or adversely modified its approval or recommendation of the merger agreement.

        No party is required to pay a termination fee if the merger agreement is terminated in accordance with its terms.

        In general, each of the parties will pay its own costs and expenses in connection with the merger agreement, whether or not the merger is consummated. FTD has agreed, however, to pay all costs and expenses directly relating to the printing, mailing and filing of the registration statement of which this joint proxy statement/prospectus is a part.

Comparison of Rights of Holders of FTD.COM Common Stock and IOS Class A Common Stock

        There are differences between the rights you have as a holder of FTD.COM common stock and the rights you will have as a holder of IOS Class A common stock under IOS's proposed amendments to its certificate of incorporation and by-laws, each of which, subject to approval of the amendments to the certificate of incorporation by the IOS stockholders, will become effective upon the consummation of the merger. For a description of these differences, please read the section entitled "Comparison of Rights of Holders of FTD.COM Common Stock and IOS Common Stock."

Timing

        We are working diligently to complete the IOS transactions and the merger as soon as possible. We currently expect to complete the IOS transactions and the merger on or shortly after the date of each of the IOS and the FTD.COM special meetings.

Accounting Treatment

        The merger will be accounted for as the acquisition of a minority interest by IOS, using the purchase method of accounting.

Restrictions on Sales of Shares by Affiliates

        All shares of IOS Class A common stock you receive in the merger will be freely transferable unless you are considered an "affiliate" of IOS under the Securities Act or unless you are considered an affiliate of FTD.COM on the date of the special meeting. Shares of IOS common stock held by affiliates as a result of the consummation of the merger may be sold only pursuant to a registration statement or an exemption under the Securities Act, including Rule 144 and Rule 145 thereunder.

Registration Agreement

        In connection with the merger, IOS, its principal stockholders, which are comprised of affiliates of Perry Capital, Bain Capital and Nautic Partners, and Randolph Street Partners, will enter into a new registration agreement. These stockholders own approximately 85.7% of the outstanding IOS Class A common stock and 50.9% of the outstanding IOS Class B common stock. Under the registration agreement, these stockholders will have the right at any time on or after the first anniversary of the effective date of the merger, subject to customary conditions, to require IOS to register their common stock under the Securities Act. In addition, subject to certain conditions, these holders will be entitled to request, at IOS's expense, inclusion of their securities whenever IOS proposes to register any of its securities under the Securities Act, although IOS has no current intention of initiating doing so.

        Except as provided in the next sentence, until the first anniversary of the effective date of the merger, such stockholders have agreed not to sell, transfer or distribute any of their securities to any person other than their affiliates or other equity holders, another holder of registration rights or IOS. However, on or after the six month anniversary of the effective date of the merger, the stockholders may sell, transfer or distribute such securities in a public sale. In addition, after the first anniversary of the effective time of the merger, such stockholders are subject to other limitations on transfers contained in the registration agreement and other limitations under Rule 144 of the Securities Act. For additional information regarding the registration agreement, please see "Relationships Between IOS, FTD and FTD.COM and Certain Beneficial Holders—Registration Agreement."

Governance Agreement

        In connection with the merger, IOS, its principal stockholders and Randolph Street Partners will enter into a new governance agreement under which IOS will agree to nominate designated representatives of the principal stockholders to the IOS board of directors for so long as such stockholders continue to own certain specified percentages of IOS common stock. At the closing of the merger, the controlling stockholders will be entitled to nominate six of the nine directors for election to IOS's board. The number of directors such stockholders will be entitled to nominate decreases as their ownership percentage of IOS common stock falls. For example, affiliates of Perry Capital will initially be entitled to designate four nominees to IOS's board. In the event their ownership level falls below 20%, they shall be entitled to designate only two nominees and in the event their ownership level falls below 10%, they will no longer be entitled to designate any nominees. For more information on the governance agreement, please see "Relationships Between IOS, FTD and FTD.COM and Certain Beneficial Holders—Governance Agreement."

Stockholder Litigation

        In connection with the merger, certain FTD.COM stockholders have filed class action lawsuits against FTD.COM, IOS, FTD and the board of directors of FTD.COM. For more information regarding these lawsuits, see "The Merger—Stockholder Litigation."

Summary Description of the IOS Transactions

        This document also describes other actions that IOS is proposing to undertake in connection with the merger, including amending its certificate of incorporation and by-laws, awarding one-time bonus payments to Robert L. Norton and Michael J. Soenen and adopting a new equity incentive plan, which are collectively referred to as the "IOS transactions."

  The IOS Transactions

        The proposed IOS transactions consist of:

  •
  amendments to the certificate of incorporation and by-laws of IOS,

  •
  bonus payments to be awarded to each of Robert L. Norton and Michael J. Soenen, and

  •
  the adoption of a new equity incentive plan.

        Each of the IOS transactions is conditioned upon consummation of the merger and, other than amending the by-laws, requires IOS stockholder approval. None of the IOS transactions is conditioned upon approval or adoption of any other IOS transaction. The merger is effectively conditioned upon the approval and adoption of the amendments to the certificate of incorporation and by-laws of IOS.

IOS Charter and By-laws Amendments

        Shortly after the stockholders of IOS and FTD.COM approve the merger agreement and the IOS transactions, IOS intends to file a restated certificate of incorporation, which is attached hereto as Annex D, with the Secretary of State of the State of Delaware, which will, among other things, change IOS's corporate name to "FTD, Inc.," increase the number of authorized shares of Class A and Class B common stock, institute a classified board of directors and include several provisions commonly found in certificates of incorporation of public reporting companies formed under the laws of the State of Delaware. The IOS board of directors will also amend and restate the IOS by-laws. For more information on these proposals, see "Description of Capital Stock of IOS" and "Comparison of Rights of Holders of FTD.COM Common Stock and IOS Common Stock."

Executive Bonus Payments

        On December 20, 2001, the Special Subcommittee of IOS's Compensation Committee approved, and the boards of directors of IOS and FTD affirmed, one-time bonus payments for each of Robert L. Norton, Chairman, President and Chief Executive Officer of IOS, and Michael J. Soenen, President and Chief Executive Officer of FTD.COM. In the event that the merger is consummated on or prior to June 30, 2002 and the payments are approved by the stockholders of IOS, Messrs. Norton and Soenen would be entitled to one-time payments of $5,321,174 and $3,237,467, respectively. For more information, see "The IOS Special Meeting—The Proposed IOS Transactions—Bonus Payments to Messrs. Norton and Soenen."

IOS Equity Incentive Plan

        On March 21, 2002, the board of directors of IOS approved the FTD, Inc. 2002 Long-Term Equity Incentive Plan, which we refer to as the IOS equity incentive plan, to help IOS and its subsidiaries to, among other things, attract and retain highly-skilled officers, directors and employees and selected key consultants and to encourage them to promote the growth and profitability of IOS and its subsidiaries. For more information, see "The IOS Special Meeting—The Proposed IOS Transactions—2002 Equity Incentive Plan."

Forward-Looking Statements in this Document

        This joint proxy statement/prospectus contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that reflect management's expectations, estimates and assumptions, based on information available at the time this joint proxy statement/prospectus was prepared. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors."

RISK FACTORS

        We urge you to carefully consider the risk factors set forth below, as well as the other information set forth in this document, before deciding whether or not to vote in favor of the merger. The order in which risk factors appear is not intended as an indication of the relative weight or importance thereof. This document contains forward-looking statements which involve risks and uncertainties. Actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause these differences include, but are not limited to, the risk factors set forth below.

Risk Factors Relating to the Merger and the IOS Transactions

You will receive a fixed number of shares of IOS Class A common stock for each share of FTD.COM Class A common stock you own despite potential changes in the perceived value of IOS common stock or changes in the market price of FTD.COM Class A common stock.

        Upon completion of the merger, each share of FTD.COM common stock will be exchanged for 0.26 shares of IOS Class A common stock. This is a fixed exchange ratio. There will be no adjustment for changes in the market price of FTD.COM common stock or changes in the value of IOS common stock and cash will be paid in lieu of fractional interests. IOS, FTD and FTD.COM are not permitted to abandon the merger, nor is FTD.COM permitted to resolicit the vote of its stockholders, solely because of changes in the perceived value of IOS common stock. Accordingly, the specific dollar value of IOS Class A common stock to be received upon completion of the merger will depend on the market value of IOS Class A common stock at the time of completion of the merger, at which time the IOS Class A common stock will be quoted on the Nasdaq National Market. Because its shares have not been publicly traded prior to the completion of the merger and as a result of fluctuations and volatility in the equity markets generally, no prediction can be made as to the market price of IOS Class A common stock after the completion of the merger.

IOS owns a number of businesses other than FTD.COM. Accordingly, as a holder of IOS common stock, you will be subject to the risks and liabilities inherent in IOS's other businesses, as well as the risks and liabilities inherent in FTD.COM's business. These risks and liabilities could cause IOS's stock price to decline.

        Upon the consummation of the merger, holders of FTD.COM common stock will become holders of IOS Class A common stock. In addition to FTD.COM, IOS owns a number of other businesses including a member services business, a technology business, and a specialty wholesale business. As a holder of IOS common stock, you will be subject to the risks and liabilities affecting these businesses as well as those of FTD.COM. The gross revenue of the member services business is directly affected by the number of florists who pay a monthly membership fee, as well as the amount of that fee. If the number of members declines, or the amount members pay on a monthly basis declines, revenue will decline. In addition to the loss of membership fee revenue from fewer members, the member services business also could have its revenue reduced from the loss of ancillary products sold to members, including the loss of Clearinghouse revenues and publication revenues, because fewer members may send and receive fewer orders and fewer members may subscribe to or place advertising in IOS's publications. IOS's technology business is subject to a number of risks, including the risk that member florists may not purchase or use IOS's technology products and services. Furthermore, competing clearinghouses may choose not to use IOS's Mercury Network in the future. Lastly, IOS's specialty wholesale business is subject to the risks of inventory obsolescence and shrinkage and could suffer a decline in revenue due to changes in product trends and design. These specific risks are not currently applicable to FTD.COM because FTD.COM does not take the risk of inventory ownership. Accordingly, although FTD.COM contributes to IOS's earnings, the trading price of IOS common stock could decline as a result of factors different from those affecting the trading price of FTD.COM common stock, including the results, liabilities and prospects of IOS's business other than FTD.COM.

The fairness opinions provided by DrKW and William Blair speak only as of their respective dates and do not reflect any subsequent changes in circumstances.

        FTD.COM stockholders should be aware that the opinions of DrKW, financial advisor to the special committee of the FTD.COM board of directors, and William Blair, financial advisor to the IOS board of directors, each of which addresses the fairness of the consideration to be received by FTD.COM's public stockholders from a financial point of view, are based on financial, economic, market and other conditions as they existed as of their respective dates and not at any later time. Changes in such conditions, which are beyond the control of each of IOS, FTD.COM, DrKW and William Blair, and on which the opinions are based, may alter the value of IOS or FTD.COM or their respective share prices following the dates of the opinions.

FTD.COM officers and directors have conflicts of interest that may influence them to support or recommend the merger.

        Some of the officers and directors of FTD.COM participate in arrangements and hold IOS common stock or options to purchase IOS common stock that provide them with interests in the merger that are different from, or are in addition to, your interests. Robert L. Norton, the Chairman, President and Chief Executive Officer of IOS and a director of FTD.COM, and Michael J. Soenen, the President and Chief Executive Officer of FTD.COM and a director of FTD.COM, will receive one-time bonus payments in the amount of $5,321,174 and $3,237,467, respectively, in the event that the merger is approved by FTD.COM's stockholders and is consummated on or prior to June 30, 2002. In addition, four of FTD.COM's directors are also directors of IOS.

        As a result of these interests, these officers and directors could be more likely to support or recommend to FTD.COM stockholders the approval of the merger than if they did not have these interests. FTD.COM stockholders should consider whether these interests may have influenced these officers and directors to support or recommend the approval of the merger.

IOS may not achieve the anticipated benefits of the merger.

        The anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. For example:

  •
  IOS may be unable to raise capital in the public or private markets on terms and conditions more favorable than it could prior to the merger;

  •
  IOS may not be able to attract a broader investment base following the merger; and

  •
  IOS may not achieve the operating efficiencies it expects to achieve as a result of the greater flexibility in allocating key employees and other resources between IOS and FTD.COM.

The fairness opinion provided by DrKW is based on various assumptions and subject to various limitations.

        In its review and analysis and in formulating its opinion, DrKW assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to it by the respective managements of FTD.COM and IOS and assumed that these projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of FTD.COM's and IOS's management. DrKW did not review any of the books and records of FTD.COM and IOS, or assume any responsibility for conducting a physical inspection of the properties or facilities of FTD.COM or IOS, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of FTD.COM and IOS, and no such independent valuation or appraisal was provided to DrKW. As more fully described in "The Merger—Opinion of Financial Advisor to the Special Committee," each analysis performed by DrKW was based on an implied per share value of the IOS common stock, derived from management projections, rather than any other valuation of IOS. We note that, as part of its compensation package, which is more fully described in "The Merger—Opinion of Financial Advisor to the Special Committee—DrKW Engagement Letter," DrKW will receive $300,000 of its fee, representing 31.5% of the total fee, only if the proposed merger is consummated.

Provisions of IOS's charter documents, a governance agreement to be entered into among IOS and its principal stockholders and Delaware corporate law could discourage potential acquisition proposals and could delay, deter or prevent a change in control after the merger.

        Various provisions of IOS's amended and restated certificate of incorporation and by-laws, each of which will become effective at the time the merger is consummated, may inhibit changes in control of IOS not approved by its board of directors and would limit the circumstances in which a premium may be paid for the common stock in proposed transactions, or a proxy contest for control of the board may be initiated. These provisions may have a negative impact on the price of IOS Class A common stock. These provisions include:

  •
  a classified board of directors,

  •
  a prohibition against stockholder action through written consents,

  •
  a requirement that special meetings of stockholders be called only by the board of directors,

  •
  advance notice requirements for stockholder proposals and nominations,

  •
  limitations on the ability of stockholders to amend, alter or repeal the by-laws and

  •
  the authority of the board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

        Under a governance agreement to be entered into among IOS and its principal stockholders upon completion of the merger, the principal stockholders have agreed to vote their shares of IOS Class A common stock and take all actions within their control to cause IOS's board of directors to be comprised of nine members. So long as the principal stockholders or their affiliates own at least 10% of the outstanding common stock of IOS, those stockholders will have the right to designate certain nominees for election to IOS's board of directors. The number of nominees will vary depending on the percentage of outstanding common stock owned.

        These provisions also could discourage potential acquisition proposals and could delay, deter or prevent a change of control that certain IOS stockholders may find beneficial.

Risk Factors Relating to IOS's Businesses, Including FTD.COM, Following the Merger

IOS's consolidated indebtedness is substantial in relation to its stockholders' equity, which could adversely affect its financial health.

        IOS has consolidated indebtedness that is substantial in relation to its stockholders' equity. As of March 31, 2002, IOS had $54.0 million principal amount of long-term debt, $61.7 million of stockholders' equity and a tangible net deficit (equity reduced by the amount of goodwill and other intangible assets) of approximately $9.6 million.

        The significant indebtedness has several important consequences for holders of IOS Class A common stock and the financial health of IOS, including, but not limited to, the following:

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  a substantial portion of IOS's cash flow from operations must be dedicated to debt service and will not be available for other purposes,

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  IOS's flexibility to obtain additional financing in the future for working capital, capital expenditures or acquisitions or to refinance indebtedness may be significantly impaired, and

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  IOS's substantial leverage may make it more vulnerable to economic downturns and limit its ability to withstand competitive pressures or take advantage of business opportunities.

If IOS is unable to service its indebtedness, it may become more vulnerable to adverse economic and industry conditions.

        IOS's ability to satisfy its debt service obligations and meet its financial ratios under its credit agreement depends on its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control. Furthermore, costs associated with the merger and the related IOS transactions may make it more difficult for IOS to satisfy its debt service obligations and financial covenants in its credit agreement. If IOS is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of IOS—Liquidity and Capital Resources."

The ability of IOS management to operate the IOS business is restricted by the terms of its outstanding indebtedness.

        IOS's credit agreement restricts its ability and the ability of its subsidiaries, including FTD, to, among other things, incur additional indebtedness, consummate certain asset sales, incur liens, pay dividends on its common stock or make certain other restricted payments or investments, enter into transactions with affiliates, merge or consolidate with any other person or convey, lease, sell, transfer or otherwise dispose of all or substantially all of its business or property, modify the material terms of its constituent documents and engage in unrelated businesses. The credit agreement also imposes limitations on IOS's ability to restrict the ability of its subsidiaries to pay dividends or make certain payments to IOS or any of its other subsidiaries.

        The credit agreement also requires IOS and its consolidated subsidiaries to maintain specified financial ratios and satisfy certain financial tests. IOS's ability to meet such financial ratios and tests may be affected by events beyond its control, and there can be no assurance that it will meet such tests. A breach of any of these covenants could result in an event of default under the credit agreement. If an event of default occurs, the lenders could elect to declare all amounts borrowed under the credit agreement, together with accrued interest, to be immediately due and payable and to terminate all commitments under the revolving credit facility. If IOS was unable to repay all amounts declared due and payable, the lenders could proceed against the collateral granted to them to satisfy the indebtedness and other obligations due and payable. Substantially all of the assets of IOS and its subsidiaries are pledged as security under the credit agreement. If the credit agreement indebtedness were to be accelerated, we cannot assure you that the assets of IOS and its subsidiaries would be sufficient to repay in full such indebtedness and the other indebtedness of IOS and FTD, which, upon a liquidation of IOS, are required to be paid in full before any distribution on IOS's common stock could be made.

IOS's business operations and financial health will be adversely affected if it is unable to make payments on, or refinance, amounts due under its credit facility, which matures in 2004.

        IOS's senior credit agreement consists of an $80 million revolving credit facility with a group of four banks. The maximum amount available under the credit agreement reduces to $75 million as of June 30, 2002, $65 million as of June 30, 2003 and $55 million as of June 30, 2004 and the entire amount matures on December 31, 2004. If IOS is unable to generate sufficient cash flow because of adverse business conditions in the floral industry or otherwise, IOS may be unable to make required payments or to refinance amounts outstanding under the credit agreement. If IOS is required to refinance its credit facilities it could become subject to more restrictive covenants, which could adversely affect IOS's operations. There can be no assurances that any refinancing alternatives will be available in amounts or on terms acceptable to IOS. If IOS is unable to raise the needed capital, IOS could be required to alter its operating plans, which could have an adverse effect on IOS's business, financial condition and results of operations.

The operating and financial success of IOS's business is dependent on the financial performance of the U.S. floriculture industry.

        The operating and financial success of IOS's business has been and is expected to continue to be dependent on the financial performance of the retail florist industry. Retail florists are now second to mass merchants as a distribution channel in the floral industry in the U.S. This is primarily due to the growth of non-traditional channels of distribution such as the mass merchandisers, supermarkets, 1-800 numbers, Internet sales, mail order catalogs, home shopping networks and audiotex telephone shopping. There can be no assurance that the retail florist industry will not continue to lose market share to other floral distribution channels, or that retail florist revenues and flowers-by-wire transactions will not decline in absolute terms. A sustained decline in the sales volume of the retail florist industry could have a material adverse effect on IOS.

Market competition among IOS's existing and potential competitors may adversely affect its business, financial condition and results of operations.

        Increased competition may result in lower revenues due to price reductions, reduced gross margins and loss of market share. IOS cannot assure you that it will be able to compete successfully or that competitive pressures will not adversely affect its business, financial condition and results of operations. IOS also competes in the extremely fragmented floral services industry with a large number of wholesalers, service providers and direct marketers of flowers and gifts. Teleflora LLC and FTD are the largest floral service providers in the nation based on membership. Teleflora offers some products and services that are comparable to those offered by IOS, and most florists subscribe to one or more of these competing services. Should IOS lose business to an existing or potential competitor, IOS's business, financial condition and results of operations could be adversely affected.

        The consumer markets for flowers and speciality gifts are highly competitive and fragmented. IOS, through its indirect ownership of FTD.COM, competes with both traditional distribution channels, other Web sites, telephone order originators and catalogs, including 1-800-FLOWERS.COM, INC. and Proflowers.com. Some of IOS's existing and potential competitors may have significant competitive advantages, including larger customer bases and greater technical expertise, brand recognition or Internet commerce experience. In addition, some of IOS's existing and potential competitors may be able to devote significantly greater resources to marketing campaigns, attracting traffic to their Web sites and call centers, and system development. IOS expects competition to continue to increase because there are few barriers to entry into the floral and specialty gift businesses and because of the relative ease with which new Web sites can be developed.

The scope of IOS's business operations are restricted by a consent order which prohibits certain restrictions relating to FTD membership.

        IOS is subject to certain operating restrictions pursuant to the Modified Final Judgment, dated November 13, 1990, of the United States District Court for the Eastern District of Michigan in United States of America v. Florists' Telegraph Delivery Association, and United States of America v. Florists' Transworld Delivery Association, which are collectively referred to as the consent order. The consent order prohibits, among other things, IOS from restricting FTD membership to florists who are not subscribers of a competing clearinghouse. This consent order does not expire until August 1, 2005.

        Because of the consent decree, IOS is required to allow any florist who can meet FTD's general membership rules to become a member of FTD even if they are a member of another wire service; yet other wire services could require their members to be exclusive to their service. Such a requirement could present the other wire services with a competitive advantage as incentives could be offered to members in competing wire services to sever their membership with FTD and to use the competing wire service exclusively as their clearinghouse for sending and receiving flowers-by-wire orders, potentially reducing membership in FTD to levels that could have a material adverse effect on IOS's business, financial condition and results of operations.

IOS's business operations depend on the continuing contribution of its key personnel and its ability to attract and retain new personnel.

        IOS's future success depends to a significant extent on the continued service of its key technical, sales and senior management personnel. Loss of the services of either of Robert L. Norton, Chairman, President and Chief Executive Officer of IOS and FTD, or Michael J. Soenen, President and Chief Executive Officer of FTD.COM, could have an adverse effect on IOS's business, results of operations and financial condition.

        IOS's future success also depends on its ability to continue to attract, retain and motivate highly-skilled employees. Competition for employees in the floral and specialty gifts industry is intense. IOS may be unable to retain its key employees or attract, assimilate or retain other highly-qualified employees in the future in the event that any key personnel are lost. For more information, see "Management."

IOS may be unable to effectively market its international fulfillment capabilities to U.S. consumers and its business may be adversely affected if the quality of orders sent abroad suffers.

        Although less than 5% of IOS's consolidated sales for the year ended June 30, 2001 were orders that were delivered to consumers who live outside North America, IOS intends to market FTD's affiliation with 28,000 florists outside North America to North American consumers who may be interested in sending flowers to relatives, friends and business associates living abroad. This international aspect of IOS's business is subject to the risk of inconsistent quality of merchandise and disruptions or delays in delivery because these foreign florists do not necessarily adhere to the same quality control standards as the FTD florists who fulfill orders domestically. In addition, IOS has instituted litigation on behalf of its international joint venture, Interflora, Inc., against the joint venture partners alleging unauthorized and unlicensed use of the Interflora Mark and the Mercury Man Emblem. If IOS experiences disruptions or ceases to participate in Interflora, IOS could experience problems clearing its international orders. IOS's business also could be adversely affected if North American consumers choose not to place subsequent domestic orders with it because they were not satisfied with the results of an order they sent abroad.

IOS's revenue and operating results would be adversely affected in the event Teleflora terminates its contract with IOS.

        FTD and Teleflora, LLC are currently parties to an agreement dated October 17, 1997 relating to the purchase by Teleflora of certain clearinghouse services associated with electronic floral order processing. This agreement, which generated approximately $2.7 million in revenues for fiscal year 2001, provides for annual automatic renewal periods unless either party provides at least seven months notice that it does not wish to extend the arrangement. In a letter dated January 30, 2002, Teleflora indicated it did not wish to extend the agreement beyond the 12-month period ending August 31, 2002. Although IOS is currently negotiating with Teleflora to extend the existing contract, there can be no assurance this will occur. In the event Teleflora does not agree to extend this contractual relationship, IOS's revenues and operating results would be adversely affected.

Consumers may reduce discretionary purchases of flowers and specialty gifts.

        IOS believes that consumer spending on flowers and specialty gifts is influenced by general economic conditions and the availability of discretionary income. Accordingly, companies that compete in these businesses, including IOS, may experience sustained periods of declines in sales during future economic downturns. Any material decline in the amount of discretionary spending could adversely affect our business, results of operations and financial condition.

The success of IOS's Internet business, conducted through FTD.COM, is dependent on the continued growth of Internet commerce.

        IOS's ability to earn a profit from Internet sales generated by FTD.COM depends substantially upon the widespread acceptance and continued use of the Internet as an effective medium of commerce by consumers. We cannot assure you that a sufficiently broad base of consumers will visit, or continue to visit, the FTD.COM Web site. Demand for recently introduced services and products over the Internet is subject to a high level of uncertainty. The use of the Internet as a viable means of marketing products directly to consumers is subject to a number of factors, including continued growth in the number of users of such services, concerns about transaction security, continued development of the necessary technological infrastructure, and the development of complementary services and products. Failure of the Internet and online businesses to become a viable means of marketing products directly to consumers would adversely affect IOS's Internet business, results of operations and financial condition.

If IOS fails to continuously improve the FTD.COM Web site, it may be unable to attract or retain customers.

        IOS intends to continue to introduce additional or enhanced features and services to retain current users and attract new users to the FTD.COM Web site. If a feature or service is introduced that is not received favorably, current users of the FTD.COM Web site may not use it as frequently and IOS may not be successful in attracting new users. IOS also may experience difficulties that could delay or prevent it from introducing new features and services. Furthermore, these new features or services may contain errors that are discovered only after they are introduced. If IOS fails to improve the FTD.COM Web site or such improvements do not attract and retain new customers, IOS's business, results of operations and financial condition could be adversely affected.

Changing technology could adversely affect the operation of the FTD.COM Web site.

        The Internet, online commerce and online advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer preferences. Our future success as an e-commerce provider will depend on our ability to adapt to rapidly changing technologies and address our customers' changing preferences. We may experience difficulties that delay or prevent us from being able to do so.

IOS may not be able to increase capacity or introduce enhancements to the FTD.COM Web site in a timely manner.

        A key element of IOS's business strategy is to generate a high volume of traffic on the FTD.COM Web site. Historically, during peak usage periods, usage levels typically have been approximately 60% of capacity. Each year, IOS and FTD.COM evaluate capacity limitations and reengineer the FTD.COM Web site based on projected order growth. If the number of orders handled by the FTD.COM Web site increases in excess of available capacity, IOS may be unable to add additional hardware and software in time to process the increased orders. The inability to upgrade IOS's existing technology or network infrastructure to accommodate increased traffic as a result of unanticipated rapid growth in user demand, may cause decreased levels of customer service and satisfaction. Failure to implement new systems effectively or within a reasonable period of time could adversely affect IOS's business, results of operations and financial condition.

IOS's business may be adversely affected as a result of computer systems and telephone services failures on which IOS's operations are dependent or the failure to maintain such systems and services.

        IOS is dependent on third parties to develop, host and maintain the FTD.COM Web site and to provide telephone services to its call centers. If these third parties experience system failures or fail to adequately maintain IOS's systems, it would experience interruptions and its customers might not continue to utilize IOS's services. In addition, IOS owns systems, which include the Mercury Network and a Hewlett-Packard system, which are located at our Downers Grove, Illinois facility and provide communication to our fulfilling florists and consumer order services. We may experience disruptions or interruptions in service due to failures by these systems. If IOS does not maintain the FTD.COM Web site or telephone service, it will be unable to generate revenue through these sources. IOS does not have resources to maintain the FTD.COM Web site or its telephone service without these or other third parties. The continuing and uninterrupted performance of IOS's computer systems is critical to the success of IOS's Internet business strategy. Unanticipated problems affecting those systems could cause interruptions in IOS's services. Any damage or failure that interrupts or delays operations may dissatisfy customers and could adversely affect IOS's business, results of operations and financial condition.

        In addition, our Internet customers depend on their Internet service providers for access to our Web site. These providers have experienced significant outages in the past and could experience outages, delays and other difficulties in the future. These types of occurrences could cause users to perceive our Web site as not functioning properly and therefore cause them to stop using our services, which could adversely affect our business, results of operations and financial condition.

IOS's dependence, through FTD.COM, on third parties who fulfill orders and deliver goods and services to its customers may adversely affect its business operations.

        IOS's business, through FTD.COM, depends, in part, on the ability of the network of independent FTD florists who fulfill the majority of its orders to do so at high quality levels. Failure of the network of FTD florists to fill orders at an acceptable quality level and within the required timeframe would adversely affect IOS's business, results of operations and financial condition.

        IOS, through FTD.COM, also depends upon a number of third parties to deliver goods and services to its customers. For example, it relies on third party shippers, including United Parcel Service and Federal Express, to ship various non-floral merchandise to customers. Strikes or other service interruptions affecting these shippers would have an adverse effect on IOS's ability to deliver merchandise on a timely basis.

IOS's success is dependent upon the intellectual property that it uses in its business.

        IOS regards the "FTD.COM" Internet domain name, copyrights, service marks, trademarks, trade secrets and similar intellectual property that it uses in its business as critical to IOS's success. IOS relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and license and other agreements with employees, customers and others to protect intellectual property rights. In addition, IOS may also rely on the third party owners of the intellectual property rights IOS licenses to protect those rights. Since 1994, FTD has applied for the registration of and has been granted registration rights in more than 150 trademarks and service marks used in IOS's businesses in the U.S. and various foreign countries. The steps taken by IOS and other third parties to protect their intellectual property rights may not be adequate, and third parties may infringe or misappropriate the intellectual property and similar proprietary rights used in IOS's business, which could have a material adverse effect on its business, results of operations and financial condition.

        IOS also is subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights it uses. The resolution of any infringement claims may result in lengthy and costly litigation. Moreover, resolution of a claim may require IOS or one of its subsidiaries to obtain a license to use those intellectual property rights or possibly to cease using those rights altogether. Any of those events could have a material adverse effect on IOS's business, results of operations and financial condition.

IOS's Internet business, conducted through FTD.COM, could be adversely affected if it is unable to maintain a significant advertising presence.

        IOS's Internet business, conducted through FTD.COM, is dependent on establishing and maintaining a significant advertising presence in order to generate a significant number of visits to FTD.COM's Web site. IOS may be unable to enter into relationships with advertisers on commercially reasonable terms or at all. IOS's business, results of operations and financial condition could be adversely affected if it does not develop and secure sufficient advertising or secure an appropriate Internet presence on commercially reasonable terms or if these activities do not effectively attract users to the FTD.COM Web site who produce a substantial amount of sales.

Concerns related to collection of personal information about Internet users and other privacy concerns could adversely affect IOS's Internet business, conducted through FTD.COM.

        The FTD.COM Web site places "cookies" on a user's hard drive, often without the user's knowledge or consent. Cookies are data retrieval devices designed to collect personal identifying information from individuals who access the FTD.COM Web site. Cookies are used for a variety of reasons, including the collection of data derived from the user's Internet activity. The Federal Trade Commission has proposed regulations regarding the collection and use of personal identifying information obtained from individuals when accessing Web sites, with particular emphasis on access by minors. In addition, other governmental authorities have proposed regulations to govern the collection and use of personal information that may be obtained from customers or visitors to Web sites. These regulations may include requirements that procedures be established to disclose and notify users of the FTD.COM Web site of privacy and security policies, obtain consent from users for collection and use of information and provide users with the ability to access, correct or delete personal information stored by us. These regulations also may include enforcement and redress provisions. Moreover, even in the absence of these regulations, the Federal Trade Commission has begun investigations into the privacy practices of other companies that collect information on the Internet. One investigation resulted in the entry of a consent decree pursuant to which an Internet company agreed to establish programs to implement the principles discussed above. If IOS becomes subject to a similar investigation or the Federal Trade Commission's regulatory and enforcement efforts, its ability to collect demographic and personal information from users may be adversely affected, which, in turn, could adversely affect its marketing efforts.

Online security breaches could harm IOS's Internet business, conducted through FTD.COM

        The secure transmission of confidential information over the Internet is essential in maintaining consumer confidence in the FTD.COM Web site. Substantial or ongoing security breaches on our system or other Internet-based systems could significantly harm IOS's Internet business conducted through FTD.COM. While the FTD.COM Web site has not experienced any security breaches, any penetration of network security or other misappropriation of our users' personal information could subject us to liability. We could be held liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims also could be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. Security breaches also could damage IOS's, and in particular FTD.COM's, reputation and expose both companies to a risk of loss or litigation and possible liability. The FTD.COM Web site uses licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology we use to protect customer transaction data. We cannot guarantee that our security measures will prevent security breaches.

        We may incur substantial expense to protect against and remedy security breaches and their consequences. A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in operations. Our insurance policies' limits may not be adequate to reimburse us for losses caused by security breaches.

Government regulation and legal uncertainties relating to the Internet and online commerce could negatively impact IOS's Internet business, conducted through FTD.COM.

        Online commerce is relatively new and rapidly changing, and federal and state regulation relating to the Internet and online commerce is evolving. Currently, there are few laws or regulations directly applicable to the Internet or online commerce on the Internet, and the laws governing the Internet that exist remain largely unsettled. Recent sessions of the U.S. Congress resulted in Internet laws regarding online children's privacy, copyrights and taxation. This or similar legislation could dampen growth in use and acceptance of the Internet for commerce. Due to the increasing popularity of the Internet, it is possible that additional laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, taxation, content, copyrights, distribution, antitrust and quality of products and services. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of those laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues presented by the Internet and related technologies. Further, growth and development of online commerce may prompt calls for more stringent consumer protection laws, both in the U.S. and abroad. The adoption or modification of laws or regulations applicable to the Internet could adversely affect our Internet business operations. We also may be subject to regulation not specifically related to the Internet, including laws affecting direct marketers and advertisers.

        In addition, several telecommunications carriers have requested that the Federal Communications Commission regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. This could result in the reduced use of the Internet as a medium for commerce, which could adversely affect our Internet business operations.

IOS will continue to be controlled by two stockholders who can effectively dictate its management and policies and who could prevent an otherwise beneficial takeover attempt.

        Upon the completion of the merger and the related transactions described herein, affiliates of Perry Capital and Bain Capital are expected to control approximately 51% and 18%, respectively, of the voting power of IOS's common stock. Accordingly, they will remain in a position to effectively:

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  control the vote of most matters submitted to IOS's stockholders, including any merger, consolidation or sale of all or substantially all of IOS's assets,

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  elect all of the members of IOS's board of directors,

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  prevent or cause a change in IOS's control and

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  decide whether IOS will issue additional common stock or other securities or declare dividends.

        These stockholders may therefore prevent transactions that might otherwise allow other stockholders to receive a premium for their shares over their then current prices.

Risk Factors Relating to the IOS Class A Common Stock After the Merger

Trading in shares of IOS Class A common stock could be subject to significant price fluctuations.

        The market for shares of IOS Class A common stock may be subject to significant price and volume fluctuations. IOS believes that a number of factors, both within and outside its control, could cause the price of its common stock to fluctuate, perhaps substantially. These factors include, but are not limited to:

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  announcements of developments related to IOS's business or its competitors' or customers' businesses,

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  fluctuations in IOS's financial results,

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  general conditions or developments in the flower and specialty gifts industries,

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  potential sales of IOS common stock into the marketplace by IOS or its stockholders,

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  announcements of technological innovations or new or enhanced services by IOS or its competitors or customers,

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  a shortfall in revenue, gross margin, earnings or other financial results or changes in research analysts' expectations, and

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  the possibility that a limited number of shares of IOS common stock are traded on a daily basis.

        IOS cannot be certain that the market price of its common stock will not experience significant fluctuations in the future, including fluctuations that are material, adverse and unrelated to its operating performance.

The current absence of a public market for IOS Class A common stock creates uncertainty in the market price.

        Prior to this offering, you could not buy or sell IOS Class A common stock in open market transactions. The negotiated exchange ratio may not accurately reflect the true market value of IOS and the trading price of IOS Class A common stock after consummation of the merger.

You may not be able to resell your IOS Class A common stock easily or may have to sell it at a discount, if an active trading market is not developed and maintained.

        No public market currently exists for IOS common stock. Although the IOS Class A common stock will be quoted on the Nasdaq National Market at the time of the merger, a liquid market for the common stock may not develop or be maintained. As a result, you may not be able to sell your shares of common stock easily or may have to sell them at a discount.

Future sales by IOS's existing stockholders could adversely affect the market price of its common stock.

        Future sales of the shares of IOS Class A common stock held by existing stockholders could have a material adverse effect on the market price of IOS's common stock. Upon completion of the merger and IOS transactions but before giving effect to the anticipated IOS stock dividend, IOS expects that:

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  2,120,753 shares of IOS Class A common stock received in the merger will be freely tradeable under the Securities Act without restriction, except any such shares which may be acquired by affiliates,

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  1,764,667 shares of IOS Class A common stock held by existing IOS stockholders will be freely tradeable under the Securities Act without restriction, except any such shares which are held by affiliates, and

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  10,612,721 shares of IOS Class A common stock held by existing IOS stockholders will be eligible for sale into the public market, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act, and transfer restrictions and holdback arrangements set forth in the registration agreement described elsewhere herein.

        Pursuant to a registration agreement entered into in connection with the merger, holders of an aggregate of approximately 10,682,687 shares of IOS common stock will have rights to require IOS to register their shares of common stock under the Securities Act at IOS's expense. No such demands may be made by such holders of registration rights until the first anniversary of the registration agreement. For more information, see "Relationships Between IOS, FTD and FTD.COM and Certain Beneficial Holders—Registration Agreement."

THE MERGER

Background of the Merger

        FTD.COM began operations in 1993 as a business unit of the predecessor to FTD selling products directly to consumers through its 1-800-SEND-FTD telephone number and, beginning in 1994, through its www.ftd.com web site. IOS acquired FTD and the FTD.COM operations in December 1994. FTD.COM was incorporated as a stand-alone entity in May 1999 for the purpose of owning and operating the Internet and telephone flower and specialty gift business of FTD and permitting an initial public offering of FTD.COM. An initial public offering was pursued, among other reasons, to facilitate the development of FTD.COM's business through increased marketing initiatives funded by proceeds from the initial public offering and to attract talented executives and associates. On September 29, 1999, FTD.COM commenced an initial public offering of its Class A common stock at an initial public offering price of $8.00 per share. Since that date, FTD.COM has traded as low as $1.06 and as high as $12.56.

        From the time of the initial public offering through early 2000, IOS considered two strategic alternatives with respect to the disposition of FTD.COM's common stock held by FTD. These alternatives included a tax-free distribution of all shares of FTD.COM common stock held by FTD to IOS's stockholders as a dividend, and a tax-free exchange offer in which IOS's stockholders would be invited to tender some or all of their IOS common stock for FTD's shares of FTD.COM common stock. IOS elected not to proceed with either of these alternatives because of general economic conditions, including the market price of FTD.COM common stock.

        During the spring of 2001, IOS's management interviewed several financial advisors to evaluate various alternative transactions, including a potential sale of IOS and its subsidiaries, including its 83.2% ownership interest in FTD.COM, and a tax-free spin-off or split-off. On May 8, 2001, IOS management, with the approval of the IOS board, retained Peter J. Solomon Company Limited as its financial advisor to pursue the sale of IOS. As part of the auction process that was conducted in the summer and fall of 2001, Solomon contacted over 120 potential bidders to inquire as to their interest in pursuing a business combination transaction with IOS. Over 25 potential bidders were sent packages of information describing certain investment highlights and containing other publicly available information. These potential bidders entered into confidentiality agreements with IOS and performed preliminary due diligence. Although several potential bidders expressed preliminary indications of interest within a range of $200 million to $240 million on the low end to $420 million to $445 million on the high end, no formal bids were submitted.

        As part of its ongoing review of IOS's entire corporate structure to increase long-term value for its stockholders, IOS management and its principal stockholders began to consider whether to purchase the publicly-held minority interest in FTD.COM. IOS management and its principal stockholders considered the reasons discussed in "—Purpose and Reasons of IOS for the Merger"

        On October 25, 2001, the boards of directors of IOS and FTD.COM held a special meeting at which time representatives of Kirkland & Ellis, legal advisors to IOS and FTD, gave a presentation to the IOS board in connection with a potential transaction by which, among other things, FTD.COM, FTD and IOS would combine in whole or in part by a series of merger, tender offer, business combination or other transactions. It was contemplated that, as part of any such transaction, IOS would make an offer to acquire all of the shares of FTD.COM common stock that IOS and FTD did not already own in exchange for shares of IOS common stock. At that meeting, the IOS and FTD.COM boards of directors adopted resolutions authorizing their respective members of management to explore various alternatives for structuring a proposed transaction, to engage outside advisors in connection therewith and to advise their respective boards of their recommendations with respect thereto.

        At that joint meeting, in accordance with the by-laws of FTD.COM, the FTD.COM board of directors established a special committee consisting of two outside directors: Samuel I. Hill and

Richard M. Owen. Each of these individuals was selected because of his independence from IOS. All of the other directors of FTD.COM were either employed by or directors of, or had equity interests in, IOS. The duties and responsibilities of the special committee were: (i) to determine the advisability and fairness of any transaction involving IOS, FTD and FTD.COM to the public stockholders of FTD.COM; (ii) to negotiate one or more definitive agreements with respect to a potential transaction; and (iii) to take such other action as the special committee, in its sole discretion, shall deem necessary. At that meeting, the FTD.COM board authorized the special committee to retain, at FTD.COM's expense, a financial advisor, a legal advisor and any other advisors it deemed necessary to assist it in carrying out its duties and responsibilities. In addition, the FTD.COM board of directors informed the special committee that the special committee and its advisors would be permitted access to all of the officers and members of management of FTD.COM, including any books, records, projections and financial statements the special committee and its advisors deemed necessary for their review.

        In early November 2001, after interviewing and considering the qualifications of several law firms, and checking references, the special committee selected and retained Sidley Austin Brown & Wood to serve as its independent legal advisor. The special committee chose Sidley based on the firm's reputation and experience generally in representing companies, including special committees, in public transactions. In addition, the special committee considered that Sidley was based in Chicago and therefore could more efficiently conduct its due diligence review of FTD.COM and IOS.

        On November 15, 2001, the special committee met by telephone, together with its independent legal counsel. The special committee received the first of a series of briefings about their fiduciary duties and the background legal framework for control stockholder transactions, and established a process for selecting its independent financial advisor. Over the next two weeks, the special committee, together with its independent legal counsel, interviewed three investment banking firms to act as financial advisor to the special committee. In addition, the special committee directed its independent legal counsel to commence preliminary due diligence and to contact Kirkland with respect to a possible transaction.

        On November 30, 2001, the special committee met by telephone, together with its independent legal counsel, at which meeting the committee received an update on developments and preliminary due diligence. In addition, the committee, after reviewing the proposals from each of the investment banking firms that were interviewed, selected DrKW as the independent financial advisor to the special committee and authorized Sidley to negotiate an engagement letter with DrKW. The special committee selected DrKW because of its qualifications, reputation and experience. The special committee also considered that DrKW had offices in Chicago and therefore could more efficiently conduct its due diligence review of FTD.COM and IOS.

        During December 2001, IOS began to evaluate several investment banking firms for the purpose of, among other things, helping IOS's management value its business and the business of FTD.COM and delivering an opinion addressing the fairness, from a financial point of view, to IOS with respect to the possible transaction. After considering the various proposals, on December 18, 2001, IOS agreed to engage the investment banking firm of William Blair & Company, L.L.C. to serve as its financial advisor. IOS selected William Blair because of its qualifications, reputation and experience. IOS also considered that William Blair had offices in Chicago and therefore could more efficiently conduct its due diligence review of FTD.COM and IOS.

        Following their engagement, each of DrKW and William Blair performed the analyses and provided the assistance described under "—Opinion of Financial Advisor to the Special Committee" and "—Opinion of Financial Advisor to IOS."

        On December 10, 2001, the special committee met by telephone, together with its independent legal and financial advisors, at which meeting the committee received an update on certain legal due diligence matters and discussed with its advisors the timing of further due diligence efforts.

        On December 12, 2001, representatives of Sidley, DrKW, IOS management and Kirkland participated in a conference call to discuss various preliminary matters, including the structure of a proposed transaction whereby FTD.COM would become an indirect wholly-owned subsidiary of IOS, a schedule of due diligence review and distribution of the merger agreement and the tax implications of the proposed merger.

        On December 20, 2001, Kirkland distributed an initial draft of the merger agreement to the special committee, Sidley and DrKW. After such date and until the merger agreement was executed, Sidley, from time to time, consulted with and received direction from the special committee with respect to issues concerning the merger agreement.

        On December 20 and 21, 2001, representatives from Sidley and DrKW conducted due diligence on IOS, FTD and FTD.COM at a data room at Kirkland's offices. Kirkland provided to such representatives documents relating to IOS, FTD and FTD.COM that were responsive to their due diligence requests. On December 27, 2001, representatives from William Blair conducted due diligence on IOS, FTD and FTD.COM at the offices of Kirkland.

        On December 31, 2001, Sidley circulated a memorandum to Kirkland outlining their principal conceptual comments to the merger agreement.

        On January 10, 2002, representatives of IOS, Kirkland, Sidley and DrKW met at Sidley's offices to discuss issues raised in the December 31, 2001 memorandum referred to above.

        On January 11, 2002, DrKW and Sidley sent to Robert L. Norton, Chairman, President and Chief Executive Officer of IOS, a letter requesting that IOS provide additional diligence materials to the financial and legal advisors of the special committee, including, but not limited to, financial projections for each of IOS and FTD.COM, fiscal 2002 operating plans for each of IOS and FTD.COM and information relating to various material contracts of IOS and FTD.COM. In addition, the January 11 letter requested a meeting between representatives of IOS and FTD.COM and representatives of Sidley and DrKW.

        On January 16, 2002, Kirkland circulated a revised draft of the merger agreement reflecting IOS's response to the discussions from the January 10 meeting with representatives of IOS management, Kirkland, Sidley and DrKW. On January 21, 2002, Kirkland circulated revised drafts of the disclosure letters for each of IOS and FTD.COM to all parties. The revised disclosure letters included updates from management of IOS and FTD.COM and reflected comments from the special committee's independent legal and financial advisors.

        On January 24, 2002, the special committee met by phone, together with its independent legal and financial advisors, at which meeting the committee received an update on the negotiations of the merger agreement and exhibits thereto, as well as the independent legal and financial advisors' respective due diligence efforts and findings. In addition, the committee discussed the fact that an exchange ratio proposal had not yet been received. The committee concluded with a discussion of the bonuses to be paid by FTD to Messrs. Norton and Soenen which had been disclosed to the special committee for the first time in the January 21 draft disclosure letters. The disclosure letter indicated that IOS had authorized these bonus payments and that they were intended to qualify for the performance based exception under §162(m) of the Internal Revenue Code and therefore be deductible by IOS as an expense for federal income tax purposes. The committee discussed both the size of the bonus payments as well as the rationale for their payment.

        On January 25, 2002, Mr. Norton telephoned Mr. Hill of the special committee to convey the initial proposed exchange ratio. The initial ratio was proposed at 0.2 shares of IOS Class A common stock for each share of FTD.COM common stock.

        On January 29, 2002, DrKW conducted on-site due diligence at the offices of IOS with executives of IOS with respect to IOS's ongoing business operations, general financial condition and future prospects.

        On January 30, 2002, DrKW participated in a due diligence conference call with executives of FTD.COM with respect to FTD.COM's ongoing business operations, general financial condition and future prospects.

        On January 31, 2002, representatives from Sidley, DrKW and William Blair met with executives of IOS at IOS's headquarters, with Kirkland participating by telephone, to discuss, among other things, the results of additional diligence and certain issues related to the merger agreement.

        During the week of February 4, 2002, Kirkland circulated drafts of the revised merger agreement and other ancillary documents to the merger, including the stockholders support agreement, the restated certificate of incorporation of IOS, revised disclosure schedules for each of IOS and FTD.COM, the registration agreement and the governance agreement.

        On February 11, 2002, the special committee met in person with its independent legal and financial advisors at the offices of Sidley to discuss the proposed transaction and the legal and financial materials that had been distributed to the members of the special committee in advance of such meeting. Sidley noted its prior explanation to the special committee of its fiduciary duties and the legal framework with respect to control stockholder transactions. DrKW then led a discussion with respect to its preliminary financial analysis to date in light of IOS's proposed exchange ratio of 0.20. The special committee inquired of DrKW extensively about its analysis. The committee then discussed the proposed bonuses to be paid to Messrs. Norton and Soenen, including the impact, if any, of the bonus on Mr. Soenen's motivation to consummate the merger, as well as confirmation that the bonus payments were factored in by DrKW in its valuation of IOS. The special committee then noted the issue of whether Mr. Soenen would remain as an executive officer of FTD.COM (or IOS) after the proposed merger (which was deemed relevant to the value of the stock of the combined company), and decided to contact Mr. Norton directly regarding that issue. Sidley then led a discussion with respect to the legal documentation and the material unresolved issues related thereto. The special committee instructed Sidley to negotiate with IOS's legal advisor in an attempt to resolve those legal issues to the special committee's satisfaction as indicated at the meeting. After a full discussion of the legal issues and preliminary financial analyses of DrKW, the special committee determined to reject IOS's offer of 0.20 and decided to respond with (i) an exchange ratio of 0.30 plus (ii) contingent value rights which would provide for the issuance of additional shares of IOS Class A common stock if IOS's shares were to trade below a specified price during a defined period following the effective date of the merger. Later that day, the independent legal advisors to the special committee communicated with Kirkland what the special committee considered to be the outstanding legal issues relating to the proposed transaction. During this call, the parties scheduled a face-to-face meeting for later in the week.

        On February 14, 2002, the special committee orally communicated its counter-proposal to the exchange ratio proposed by Mr. Norton. The counter-proposal included a fixed exchange ratio of 0.30 shares of IOS for each share of FTD.COM and a request for the consideration of the issuance of contingent value rights to FTD.COM stockholders. The terms of the contingent value rights were not specifically identified, but would generally provide for the issuance of additional shares of IOS Class A common stock to FTD.COM stockholders after completion of the merger if the trading price of IOS Class A common stock were to trade below a certain unspecified level in the period following the effective date of the merger. During this conversation Mr. Norton communicated to the special committee that both he and Mr. Soenen would continue in similar capacities after the merger.

        On February 14, 2002, representatives of IOS, Kirkland, Sidley and DrKW met in the offices of Kirkland to discuss the exchange ratio and contingent value rights proposed by the special committee and to negotiate the remaining terms of the merger agreement and ancillary documents, including the stockholders support agreement, the registration agreement, the governance agreement and the restated certificate of incorporation of IOS, each of which would become effective on or before consummation of the merger.

        On February 19, 2002, Kirkland circulated revised drafts of the merger agreement and other ancillary agreements to the special committee's legal and financial advisors, reflecting the parties' discussions on February 14.

        On February 21, 2002, Mr. Norton, on behalf of IOS, delivered a letter to the special committee that included a counter-proposal to the special committee's proposal, together with supporting documentation and analysis. The counter-proposal included a fixed exchange ratio of 0.22 shares of IOS for each share of FTD.COM and did not include any notion of contingent value rights to be issued to the FTD.COM stockholders. Sidley also provided written comments to the documents distributed by Kirkland on February 19, and had various conversations with Kirkland on the remaining contract issues.

        On February 22, 2002, the special committee met by telephone with its independent legal and financial advisors to discuss IOS's revised proposed exchange ratio of 0.22 and no contingent value rights. The committee decided to reject the offer. Later that day, the special committee delivered a letter to Mr. Norton responding to the February 21 letter referred to above. The special committee indicated there was a significant disagreement as to the appropriate methodology by which to value the companies. The special committee also noted that there was no express response to its proposal that FTD.COM stockholders receive contingent value rights. A face-to-face meeting was proposed between management of IOS (and its financial advisors) and DrKW to conduct further negotiations regarding the exchange ratio.

        On February 27, 2002, members of IOS management, including Mr. Norton, representatives of Perry Capital and DrKW met in Kirkland's offices to conduct further negotiations regarding the exchange ratio. During a break in the meeting, the special committee met by telephone with its independent legal and financial advisors to discuss the negotiations. DrKW reported that Mr. Norton proposed an exchange ratio of 0.235. The special committee advised DrKW to continue its dialogue with Mr. Norton to seek an exchange ratio more favorable to the public stockholders of FTD.COM. At the end of the meeting, the parties tentatively agreed to an exchange ratio of 0.26 shares of IOS common stock for each share of FTD.COM common stock, subject to acceptance by the special committee.

        On March 1, 2002, Kirkland circulated final versions of the merger agreement and other ancillary agreements, including the stockholders' support agreement, the certificate of incorporation of IOS, revised disclosure schedules for each of IOS and FTD.COM, the registration agreement and the governance agreement.

        On March 2, 2002, the special committee met by telephone with its independent legal and financial advisors. Sidley provided a legal briefing of the final versions of the merger agreement and ancillary documents (copies of which had been delivered previously to the special committee) and again informed the special committee of its fiduciary duties and the background legal framework of control stockholder transactions. DrKW then delivered its final report (a copy of which had been delivered previously to the special committee). In the course of that presentation, there was a review of the benefits to FTD.COM and its public stockholders with respect to the proposed merger. The special committee made extensive inquiries of DrKW with respect to its report and analyses included therein. In particular, there was a detailed discussion of the implications for current valuations of the preliminary indications received by IOS with respect to a possible sale of IOS during the summer of 2001, as well as the potential impact of an announcement of an agreement with IOS in the near-term trading price of FTD.COM. DrKW then delivered its oral opinion (noting that such opinion would subsequently be delivered in writing as of March 2, 2002) that the proposed exchange ratio of 0.26 shares of IOS Class A common stock for each outstanding share of FTD.COM common stock (other than any shares owned by IOS or its affiliates) was fair to the stockholders of FTD.COM from a financial point of view (other than to IOS and its affiliates). Based on the factors described below under "—The Special Committee's and the FTD.COM Board's Recommendations; Factors Considered," the special committee unanimously (a) determined that the merger agreement and the proposed transactions contemplated thereby were advisable and fair to, and in the best interests of, FTD.COM and its stockholders (other than IOS and its affiliates) and (b) recommended the merger agreement and the proposed transactions contemplated thereby to the full board of directors of FTD.COM for its approval.

        Immediately thereafter, the FTD.COM board of directors held a meeting. At this meeting, Messrs. Hill and Owen of the special committee summarized the findings of the special committee and its financial advisors. The FTD.COM board of directors then unanimously determined that the merger agreement and the merger are fair to, and in the best interests of, FTD.COM's stockholders, and recommended that the merger agreement be submitted to the FTD.COM stockholders for adoption.

        Later that day, the board of directors of IOS held a special meeting. At this meeting, the IOS board received a detailed financial presentation from its financial advisor, William Blair, including the financial analyses it had performed in analyzing the proposed transaction. William Blair also provided the IOS board its oral opinion regarding the fairness of the proposed merger, from a financial point of view, to IOS. Following a period of discussion, the IOS board of directors approved and adopted the merger agreement and the merger and authorized the execution of the merger agreement and the making of all of the IOS transactions (except with respect to the bonus payments for which approval had already been given). The board of directors of FTD, acting by written consent, took similar action with respect to the merger agreement and the merger.

        On March 3, 2002, the primary stockholders of IOS, including affiliates of Perry Capital and Bain Capital, executed the stockholders support agreement. The parties then executed the merger agreement.

        On March 4, 2002, IOS and FTD.COM each issued a press release announcing the transaction before the market opened.

        On March 5, 2002 and March 8, 2002, class action lawsuits were filed in the Court of Chancery in the State of Delaware with respect to the merger.

        During the week of March 11, 2002, Mr. Norton inquired as to the interest of each of Messrs. Hill and Owen in joining the post-merger IOS board of directors. Each of Messrs. Hill and Owen decided not to join the IOS board due primarily to a concern that their agreement to serve on the post-merger IOS board could appear to compromise the independence of the special committee.

Purpose and Reasons of IOS for the Merger

        In deciding to consummate the merger, IOS considered the following reasons, among others:

  •
  the ability of IOS to more easily access the public markets after the merger to raise additional debt or equity due to its larger asset base and lower debt net of cash on hand,

  •
  the ability of IOS to attract a larger investor base due to IOS's anticipated greater market float after the merger as compared to FTD.COM,

  •
  the ability of IOS following the merger to use publicly-traded stock as an acquisition currency,

  •
  the ability to provide greater flexibility in allocating key employee resources and better utilizing talents between the companies,

  •
  the belief that the benefits of the initial public offering of FTD.COM have been substantially achieved, including the fact that the separation facilitated the development of its business through increased marketing initiatives funded by proceeds from the initial public offering and allowed it to attract talented executives and associates,

  •
  the ability to provide liquidity to IOS's stockholders, because the IOS common stock, which is not currently traded, will be quoted on the Nasdaq National Market after consummation of the merger,

  •
  the elimination of the duplicative costs of maintaining IOS and FTD.COM as separate public companies, including the costs of preparing, filing and distributing two sets of reports required by the SEC, including fees associated with an audit by an independent accounting firm and legal fees, and the costs of maintaining two separate directors' and officers' insurance policies, which are estimated to be approximately $500,000 per year for each company, and

  •
  the belief that the anticipated strategic benefits of the merger, as described in the seven bullet points above, are expected to outweigh its anticipated costs, particularly after considering the largely one-time nature of the additional cash expenditures, which were not quantified by the board but which are currently estimated to be approximately $4.0 million, not including the one-time bonus payments, and the anticipated ease of fully integrating the two businesses.

        The foregoing discussion is not intended to be exhaustive, but includes the material reasons IOS considered with respect to the merger. It did not specifically consider any potential negative factors associated with the merger. In view of the variety of reasons considered in connection with its evaluation of the merger, IOS did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination. In addition, different directors may have given differing weights to these reasons.

Purpose and Reasons of FTD.COM for the Merger

        In deciding to undertake the merger, FTD.COM considered the following reasons, among others:

  •
  the expectation that IOS common stock after the merger will enjoy greater liquidity and ability to attract a larger investor base than currently enjoyed by the FTD.COM common stock,

  •
  the ability of FTD.COM stockholders to diversify their investment in FTD.COM and participate in the future growth and earnings, if any, of all of the FTD businesses owned by IOS,

  •
  the ability of FTD.COM stockholders to continue to participate in FTD.COM's growth, if any, through ownership of IOS common stock,

  •
  the elimination of uncertainty regarding IOS's future plans for FTD.COM, and

  •
  the fact that the merger is intended to be tax-free for U.S. federal income tax purposes.

        The foregoing discussion is not intended to be exhaustive, but includes the material reasons FTD.COM considered with respect to the merger. In view of the variety of reasons considered in connection with its evaluation of the merger, FTD.COM did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination. In addition, different directors may have given differing weights to these reasons.

The Special Committee's and the FTD.COM Board's Recommendations; Factors Considered by the Special Committee

        The special committee considered and evaluated a number of factors in determining that the merger is advisable and fair to, and in the best interests of, FTD.COM and its stockholders (other than

IOS and its affiliates) and recommending that the board of directors of FTD.COM approve the merger and related merger agreement, including the following factors:

  •
  the current and historical financial condition and results of operations of each of IOS and FTD.COM,

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  the financial projections, including risks of achievement, for each of IOS and FTD.COM,

  •
  the historic trading prices of FTD.COM,

  •
  the final exchange ratio of 0.26, which represented a 30% premium to the original proposal of 0.20 and a 13% discount to the special committee's original counter-offer of 0.30,

  •
  the final exchange ratio provided for a fixed number of IOS shares and would not be adjusted (through the issuance of contingent value rights or otherwise) for changes in the market price of FTD.COM common stock prior to (or the market price of IOS common stock after) the consummation of the merger,

  •
  the preliminary presentation by DrKW on February 11 and final presentation on March 2, including the valuations contained therein and the description contained therein of the following potential benefits to the public stockholders of FTD.COM cited by DrKW therein, each of which was independently considered by the special committee:

  •
  IOS's management estimates of administrative cost savings,

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  the creation of a public acquisition currency that may enhance IOS's ability to grow through acquisition,

  •
  greater business diversification achieved through the combination of FTD's business-to-business operations with FTD.COM's business-to-consumer operations,

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  the complementary relationship between IOS's more predictable (but slower growth) cash flows and FTD.COM's less predictable (but higher growth) cash flows, and

  •
  a publicly-traded IOS may realize potentially enhanced trading performance as compared to FTD.COM due to expected (x) larger float and capitalization and (y) broader equity research coverage by more analysts,

  •
  the preliminary indications of interest received by IOS with respect to a possible sale of IOS during the summer of 2001, and the advice provided by DrKW with respect to the relevance thereof on the valuations of IOS and FTD.COM and the exchange ratio,

  •
  the potential impact of an announcement of the merger on FTD.COM's near-term trading price, particularly since IOS has no prior trading history,

  •
  the written opinion of DrKW dated March 2, 2002 that, as of such date, and based upon and subject to the assumptions made, limitations of the scope of review, matters considered and procedures followed, all as described therein, the exchange ratio is fair to the stockholders of FTD.COM (other than IOS and its affiliates) from a financial point of view,

  •
  the terms and conditions of the merger agreement and ancillary agreements, including certain sale restrictions agreed to by IOS's principal stockholders and the agreement by such principal stockholders not to effect certain short-form mergers prior to the one-year anniversary of the merger (see "Relationship Between IOS, FTD and FTD.COM and Certain Beneficial Holders— Registration Agreement" and "—Stockholders Support Agreement"),

  •
  the anticipated management of FTD.COM and IOS after the merger,

  •
  the fact that all public stockholders of FTD.COM had acquired their shares while on notice of IOS's control position,

  •
  the fact that, due to IOS's voting control and certain intercompany agreements, business combinations with third parties could not be consummated without IOS's approval,

  •
  the fact that public stockholders of FTD.COM will not be entitled to appraisal rights,

  •
  the interests that certain officers and directors of IOS and FTD.COM have with respect to the merger,

  •
  the intended U.S. federal income tax consequences of the merger,

  •
  the results of the due diligence review conducted by the financial and legal advisors of the special committee, and

  •
  the active and direct role of the members of the special committee in the negotiations with respect to the proposed merger, and the experience of such members both in their own businesses and with FTD.COM.

        This discussion of the information and factors considered by the special committee is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the special committee did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. The special committee did take into account the experience and expertise of DrKW, its independent financial advisor, for quantitative analysis of the financial terms of the merger. See "—Opinion of Financial Advisor to the Special Committee." In addition, different members of the special committee may have given different weight to each of the aforementioned factors.

        Based on the foregoing, the special committee has determined that the merger agreement and the proposed transactions contemplated thereby are advisable and fair to, and in the best interests of, FTD.COM and its stockholders (other than IOS and its affiliates) and recommended the merger agreement and the proposed transactions contemplated thereby to the full board of directors of FTD.COM for its approval. Based on the recommendation of the special committee, the FTD.COM board of directors has unanimously determined that the merger agreement and the merger are fair to, and in the best interests of, FTD.COM's stockholders, and recommended that the FTD.COM stockholders vote "FOR" the merger.

Opinion of Financial Advisor to the Special Committee

        The special committee of the board of directors of FTD.COM retained DrKW to act as its financial advisor in connection with the merger. DrKW has delivered a written opinion to the special committee, dated March 2, 2002, to the effect that, based on and subject to the various assumptions and limitations set forth therein, as of such date, the exchange ratio of 0.26 shares of IOS Class A common stock to be paid for each outstanding share of FTD.COM Class A common stock (other than any such shares held in the treasury of FTD.COM or owned by IOS, Merger Sub or their respective direct or indirect wholly-owned subsidiaries) was fair to the stockholders of FTD.COM, other than IOS and its affiliates, from a financial point of view. DrKW was engaged and acted solely as an advisor to the special committee and not as an advisor to or agent of any other person, including FTD.COM.

        THE FULL TEXT OF THE WRITTEN OPINION OF DrKW, DATED MARCH 2, 2002, WHICH SETS FORTH AMONG OTHER THINGS THE OPINIONS EXPRESSED, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS ANNEX B AND IS INCORPORATED HEREIN BY REFERENCE. THE FTD.COM STOCKHOLDERS ARE URGED TO READ IT IN ITS ENTIRETY. DrKW'S OPINION DOES NOT CONSTITUTE A

RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE OR OTHERWISE ACT IN RESPECT OF THE MERGER AGREEMENT OR THE OTHER TRANSACTIONS CONTEMPLATED THEREBY AND SHOULD NOT BE RELIED UPON BY ANY STOCKHOLDER IN RESPECT OF SUCH MATTERS. THE SUMMARY OF THE OPINION OF DrKW SET FORTH HEREIN, WHICH SETS FORTH ALL THE MATERIAL ANALYSES PERFORMED BY DrKW, IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION ATTACHED HERETO AS ANNEX B.

        In connection with rendering its opinion, DrKW, among other things:

  •
  reviewed drafts of the merger agreement and other related agreements,

  •
  reviewed and analyzed certain publicly available business and financial information relating to FTD.COM and IOS for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of FTD.COM and IOS and provided to DrKW for purposes of its analysis, and

  •
  met with management of FTD.COM and IOS to review and discuss such information and, among other matters, each of FTD.COM's and IOS's business, operations, assets, financial condition and future prospects.

        DrKW also reviewed and considered:

  •
  certain financial and stock market data relating to FTD.COM and certain financial data relating to IOS, and compared that data with similar data for certain other companies, the securities of which are publicly traded, that DrKW believed may be relevant or comparable in certain respects to FTD.COM or IOS or one or more of their respective businesses or assets, and

  •
  the financial terms of certain recent acquisitions and business combination transactions in the Business-to-Consumer Internet commerce industry specifically that DrKW believed to be reasonably comparable to the merger or otherwise relevant to its inquiry.

        DrKW performed such other financial studies, analyses and investigations and reviewed such other information as DrKW considered appropriate for purposes of its opinion.

        In its review and analysis and in formulating its opinion, DrKW:

  •
  assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with it or publicly available and did not assume any responsibility for independent verification of any of such information,

  •
  assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to it and assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of FTD.COM's and IOS's management,

  •
  expressed no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based,

  •
  did not review any of the books and records of FTD.COM and IOS, or assume any responsibility for conducting a physical inspection of the properties or facilities of FTD.COM or IOS, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of FTD.COM and IOS, and no such independent valuation or appraisal was provided to DrKW,

  •
  noted that the merger was intended to qualify as a tax free reorganization for U.S. federal income tax purposes and assumed that it will qualify as such, and

  •
  assumed that the transactions described in the merger agreement would be consummated without waiver or modification of any of the material terms or conditions contained therein by any party thereto.

        DrKW's opinion was necessarily based on economic and market conditions and other circumstances as they existed and could be evaluated by it as of the date of such opinion. DrKW does not express any opinion as to the prices at which any securities of IOS or FTD.COM will actually trade at any time. Specifically with respect to the IOS Class A common stock that will be paid as merger consideration in the merger, DrKW noted that neither the IOS Class A common stock nor any other security of IOS was traded on any national securities exchange or was quoted in the over-the-counter market as of the date of the opinion and there was no historical stock market data to provide any indication as to how the IOS Class A common stock may trade following completion of the merger. DrKW noted further that the market trading patterns of newly distributed securities of a class that has not been publicly traded before is subject to various uncertainties and contingencies, all of which are difficult to predict. In addition, DrKW noted that trading in the Class A common stock of FTD.COM for the period commencing with the public announcement of the merger and ending upon completion of the merger and, for some period following completion of the merger, trading in the IOS Class A common stock issued to the stockholders of FTD.COM, other than IOS and its affiliates, in the merger was likely to involve a redistribution of such securities among stockholders and other investors and, accordingly, during such periods the value of such securities may trade at prices different than those at which they would have on a fully distributed basis.

        In the context of its engagement, DrKW was not authorized to and did not solicit third-party indications of interest in acquiring all or any part of FTD.COM or its assets, or pursue any alternative transactions which may be available to FTD.COM. DrKW relied on FTD.COM's advice that prior to DrKW's engagement, Peter J. Solomon Company Limited, as advisor to IOS, solicited indications of interest from potential acquirors of, or merger partners for, IOS.

        The following is a summary of the material financial analyses performed by DrKW in connection with the preparation of its opinion and reviewed with the special committee at its meeting on March 2, 2002. The financial analyses summarized below include information presented in tabular format. In order to understand the financial analyses fully, the tables must be read together with the text of each summary.

  Valuation Analyses.

        In performing the analyses described below, DrKW derived various hypothetical valuation ranges for FTD.COM and IOS and DrKW used these ranges as a basis for computing implied exchange ratios between the shares of IOS and FTD.COM.

  Discounted Cash Flow Analysis.

        DrKW performed three discounted cash flow analyses of FTD.COM and IOS based on projections provided to DrKW by IOS management and FTD.COM management and on various assumptions and valuation parameters that it deemed appropriate. The first case considered by DrKW, the IOS Management Projections Case, was predicated on the forecasts for 2003 through 2006 for both IOS and FTD.COM (including IOS's interest in FTD.COM) that were developed by IOS's management in August 2001. DrKW also considered two alternative cases using financial projections for FTD.COM provided by FTD.COM management instead of the FTD.COM projections provided by IOS's management, as follows: (i) a January 2002 FTD.COM management projections case, or the FTD.COM Management Projections Case, and (ii) a January 2002 FTD.COM management upside sensitivity case, or the FTD.COM Management Upside Case, prepared by FTD.COM's management at DrKW's request. In all three Cases, for all of IOS's business other than FTD.COM, DrKW used the projections prepared by IOS's management for the IOS Management Projections Case. The only difference between the three Cases were the projections used for FTD.COM as described above.

        In performing the discounted cash flow analyses, DrKW, using the forecasts described above, discounted FTD.COM's unlevered free cash flows (operating income less income taxes, plus depreciation and amortization, less changes in working capital and capital expenditures) over the specified forecast period using a range of risk adjusted discount rates between 16.0% and 20.0%, and discounted IOS's unlevered free cash flows over the specified forecast period using a range of risk adjusted discount rates between 12.0% and 14.0%. DrKW used different discount rates for IOS and FTD.COM because of the different discount rate ranges it derived from the weighted average cost of capital values for IOS and FTD.COM, respectively, which it based on the capital structures and volatility of the stocks of selected companies in the travel and credit-card transaction processing industry (in the case of IOS) and in the Business-to-Consumer Internet industry (in the case of FTD.COM), which DrKW considered comparable to IOS and FTD.COM, respectively. The sum of the respective present values of such free cash flows for FTD.COM and IOS were then added to the present value of the terminal values of FTD.COM's and IOS's respective earnings, before interest, taxes, depreciation and amortization, or EBITDA, estimated for the fiscal year 2006 times a range of EBITDA multiples of 12.0x to 20.0x for FTD.COM and 10.0x to 12.0x for IOS. DrKW used different EBITDA multiples for IOS and FTD.COM because of the different industries the two companies were in and the different growth rates associated with such industries. Based on this analysis, DrKW calculated the following hypothetical discounted value per share and implied exchange ratio ranges:

Case	Range of FTD.COM Hypothetical Prices per Share	Range of IOS Hypothetical Prices per Share	Range of Implied Exchange Ratios(1)
IOS Management Projections Case	$6.53-$ 8.74	$44.93-$48.09	0.145x-0.182	x
FTD.COM Management Projections Case	$6.21-$ 8.30	$42.00-$44.96	0.148x-0.184	x
FTD.COM Management Upside Case	$9.02-$12.17	$48.15-$51.22	0.187x-0.238	x

(1)
IOS enterprise values and prices per share used in the analysis reflect a 17% minority interest reduction based on the corresponding FTD.COM valuation in each of the three cases.

        DrKW noted that the exchange ratio was above the highest points of each of the foregoing ranges.

  Comparable Companies Analysis.

        DrKW reviewed and compared selected financial information relating to IOS and FTD.COM to corresponding financial information for comparable selected companies whose securities are publicly traded. With respect to IOS, DrKW reviewed the following comparable companies in the travel and credit-card transaction processing industry, noting that there were no publicly traded companies that closely matched IOS's business model. Based on discussions with IOS management, DrKW concluded that, like IOS, which operates a network to arrange floral delivery services, these companies in the travel and credit-card transaction processing industries operated as intermediaries or processors between the service providers and consumers and derived their revenues largely from transaction fees charged to service providers.

  •
  Alliance Data Systems

  •
  Certegy

  •
  Concord EFS

  •
  First Data Corp

  •
  National Processing

  •
  Pegasus

  •
  Sabre Holdings

  •
  Total System

        DrKW calculated and compared various financial multiples and ratios for the selected companies listed above, using each of the respective selected companies' closing stock prices as of February 27, 2002, based on the most recent publicly available information. DrKW calculated the following multiples with respect to each company:

  •
  equity value as a multiple of net income for (i) the latest twelve months, or LTM, (ii) estimated fiscal year 2002 and (iii) estimated fiscal year 2003,

  •
  enterprise value, which is the equity market capitalization plus debt minus cash as a multiple of revenue for (i) the latest twelve months, (ii) estimated fiscal year 2002 and (iii) estimated fiscal year 2003,

  •
  enterprise value, as a multiple of EBITDA for (i) the latest twelve months, (ii) estimated fiscal year 2002 and (iii) estimated fiscal year 2003, and

  •
  enterprise value, as a multiple of earnings before interest and taxes, or EBIT, for (i) the latest twelve months, (ii) estimated fiscal year 2002 and (iii) estimated fiscal year 2003.

        The range of multiples, median multiples and mean multiples that DrKW calculated using the analyses for these selected companies are summarized below:

	Selected Companies
	Range		Median		Mean
Equity Value/Net Income LTM(1)	24.2x-125.5	x	39.7	x	53.5	x
Equity Value/Net Income 2002E(2)	23.2x- 45.8	x	29.1	x	32.2	x
Equity Value/Net Income 2003E(2)	19.3x- 35.2	x	23.0	x	25.1	x
Enterprise Value/Revenue LTM(1)	2.1x- 9.7	x	2.9	x	4.3	x
Enterprise Value/Revenue 2002E(2)	2.3x- 7.5	x	3.0	x	4.0	x
Enterprise Value/Revenue 2003(2)	2.0x- 4.5	x	2.3	x	2.9	x
Enterprise Value/EBITDA LTM(1)	9.5x- 33.3	x	16.3	x	17.6	x
Enterprise Value/EBITDA 2002E(3)	10.8x- 24.5	x	14.8	x	16.2	x
Enterprise Value/EBITDA 2003E(3)	9.6x- 14.0	x	11.2	x	11.5	x
Enterprise Value/EBIT LTM(1)	14.5x- 44.0	x	30.5	x	30.4	x
Enterprise Value/EBIT 2002E(3)	13.4x- 32.6	x	21.4	x	22.9	x
Enterprise Value/EBIT 2003E(3)	11.7x- 23.2	x	15.5	x	16.5	x

(1)
LTM as of September 30, 2001.

(2)
Source: FirstCall forward EPS estimates.

(3)
Forward EBITDA and EBIT estimates from equity research.

        DrKW applied the multiples derived from the selected companies analysis above to IOS's actual net income, EBITDA and EBIT for the latest twelve months and to the IOS's estimated EBITDA, EBIT and net income for fiscal years 2002 and 2003, using the latest twelve months information available from public filings as of September 30, 2001 and the estimates for IOS from the IOS Management Projections Case, described above in "Discounted Cash Flow Analysis." Based on this analysis, DrKW calculated hypothetical per share equity values of IOS's common stock, after subtracting 17% of the assumed value of FTD.COM not owned by IOS, ranging from $39.00 to $45.27 per share.

        With respect to FTD.COM, DrKW also reviewed and compared certain financial information for the following four publicly traded companies in the Business-to-Consumer Internet industry, to which DrKW considered FTD.COM's business to be comparable:

  •
  1-800 Contacts Inc.

  •
  1-800 Flowers, Inc.

  •
  drugstore.com

  •
  Shop at Home

        DrKW calculated and compared various financial multiples and ratios for the selected companies listed above, using each of the respective selected companies' closing stock prices as of February 27, 2002, based on the most recent publicly available information. DrKW calculated the following multiples with respect to each company:

  •
  equity market value as a multiple of net income for (i) the latest twelve months, (ii) estimated fiscal year 2002 and (iii) estimated fiscal year 2003,

  •
  enterprise value as a multiple of revenue for (i) the latest twelve months, (ii) estimated fiscal year 2002 and (iii) estimated fiscal year 2003,

  •
  enterprise value as a multiple of gross profit for (i) the latest twelve months, (ii) estimated fiscal year 2002 and (iii) estimated fiscal year 2003,

  •
  enterprise value, as a multiple of EBITDA for (i) the latest twelve months, (ii) estimated fiscal year 2002 and (iii) estimated fiscal year 2003, and

  •
  enterprise value, as a multiple of EBIT for (i) the latest twelve months, (ii) estimated fiscal year 2002 and (iii) estimated fiscal year 2003.

        The range of multiples, median multiples and mean multiples that DrKW calculated using the analyses for these selected companies are summarized below:

	Selected Companies
	Range		Median		Mean
Equity Value/Net Income LTM(1)	12.1	x	12.1	x	12.1	x
Equity Value/Net Income 2002E(2)	10.6x-10.6	x	10.6	x	10.6	x
Equity Value/Net Income 2003E(2)	52.0x-52.0	x	52.0	x	52.0	x
Enterprise Value/Revenue LTM(1)	0.8x- 1.8	x	0.9	x	1.1	x
Enterprise Value/Revenue 2002E(3)	0.6x- 1.6	x	0.7	x	0.9	x
Enterprise Value/Revenue 2003(3)	0.4x- 1.4	x	0.9	x	0.9	x
Enterprise Value/Gross Profit LTM(1)	1.9x- 4.8	x	3.8	x	3.6	x
Enterprise Value/Gross Profit 2002E(3)	1.7x- 3.9	x	2.9	x	2.8	x
Enterprise Value/Gross Profit 2003E(3)	2.4x- 3.4	x	2.9	x	2.9	x
Enterprise Value/EBITDA LTM(1)	NM- 6.7	x	NM		NM
Enterprise Value/EBITDA 2002E(3)	40.9x-83.2	x	62.1	x	62.1	x
Enterprise Value/EBITDA 2003E(3)	23.0x-23.0	x	23.0	x	23.0	x
Enterprise Value/EBIT LTM(1)	NM- 7.2	x	NM		NM
Enterprise Value/EBIT 2002E(3)	NM- 6.3	x	NM		NM
Enterprise Value/EBIT 2003E(3)	NM-42.7	x	19.9	x	19.9	x

(1)
LTM as of September 30, 2001.

(2)
Source: FirstCall forward EPS estimates.

(3)
Forward EBITDA and EBIT estimates from equity research.

NM: Data not meaningful.

        DrKW applied the multiples derived from the selected companies analysis above to FTD.COM's actual revenues, gross profits, EBITDA, EBIT, and net income for the latest twelve months and to FTD.COM's estimated revenues, gross profits, EBITDA, EBIT and net income for fiscal years 2002 and 2003, using the latest twelve months information available from public filings as of September 30, 2001 and the estimates for FTD.COM from the IOS Management Projections Case, described above in "Discounted Cash Flow Analysis." Based on this analysis, DrKW calculated hypothetical per share equity values of FTD.COM's common stock ranging from $7.77 to $8.80.

        Based on the hypothetical per share valuation ranges for IOS and FTD.COM common stock described above, DrKW arrived at an implied exchange ratio range of 0.194x to 0.199x. DrKW noted that the exchange ratio was above the highest point of the foregoing range.

  Comparable Transactions Analysis.

        DrKW reviewed the following eight selected transactions in the Business-to-Consumer Internet industry announced between January 2000 and April 2001:

  •
  Universal Music Group/Emusic.com,

  •
  Hotel Reservations Network Inc./TravelNow.com Inc.,

  •
  Global Sports/FogDog,

  •
  barnesandnoble.com Inc./Fatbrain.com Inc.,

  •
  Bertelsman/CDNow,

  •
  Webvan Group/HomeGrocer.com,

  •
  HealthCentral.com/Vitamins.com, and

  •
  Expedia.com/Travelscape.com.

        For each transaction, DrKW calculated the multiple of the enterprise value, paid in each transaction as a multiple of the target's (i) latest twelve months' revenue, (ii) projected revenue (iii) latest twelve months' gross profit, and (iv) projected gross profit. DrKW derived the following selected reference range of multiples from its review of the comparable transactions:

  •
  enterprise value to latest twelve months' revenue of 0.2x to 16.7x,

  •
  enterprise value to projected revenue of 0.6x to 1.0x,

  •
  enterprise value to latest twelve months' gross profit of 0.3x to 90.8x, and

  •
  enterprise value to projected gross profit of 2.7x to 5.1x.

        DrKW then applied these selected ranges of multiples to FTD.COM's actual revenue and gross profits for the latest twelve months and to FTD.COM's estimated revenue and gross profits for fiscal year 2002, using the latest twelve months information available from public filings as of September 30, 2001 and the estimates for FTD.COM from the IOS Management Projections Case, described above in "—Discounted Cash Flow Analysis," respectively. Based on this analysis, DrKW calculated hypothetical per share equity values of FTD.COM's common stock ranging from $7.77 to $9.31.

        DrKW used the hypothetical per share price for the IOS common stock, ranging from $44.93 to $48.09, derived from the IOS Management Projections Case, described above in "—Discounted Cash Flow Analysis." Based on the hypothetical per share valuation ranges for IOS and FTD.COM common stock described above, DrKW arrived at an implied exchange ratio ranging from 0.173x to 0.194x. DrKW noted that the exchange ratio was above the highest point of the foregoing range.

Premiums Analysis.

        DrKW reviewed 45 acquisition transactions since May 27, 1996 by majority stockholders of publicly held minority interests with values ranging from $84 million to $2.6 billion to derive a range of premiums paid over the public trading prices per share one day, one week and four weeks prior to the announcement of such transactions. Based on its analysis of these selected transactions, DrKW calculated the acquisition premiums paid by these majority stockholders in these transactions. DrKW then calculated the median equity premium in these selected transactions and applied it to the closing price of FTD.COM's common stock as of February 26, 2002, February 19, 2002 and January 29, 2002, or one day, one week and four weeks, respectively, before the announcement of the transactions contemplated by the merger agreement. Based on that, DrKW calculated an implied price per share of FTD.COM common stock. The results of these analyses are summarized below:

	% Premium Compared to Share Price Before Announcement Date
	Median	FTD.COM Implied Price per Share(1)
One Day	25.9%	$10.64
One Week	29.2%	$9.79
Four Weeks	30.7%	$9.02

(1)
The median premiums have been applied to FTD.COM's closing share prices on February 26, 2002, February 19, 2002 and January 29, 2002, respectively.

        DrKW then compared the implied per share valuations of the FTD.COM common stock above to the hypothetical per share price for the IOS common stock, ranging from $44.93 to $48.09, derived from the IOS Management Projections Case, described in "—Discounted Cash Flow Analysis" and arrived at an implied exchange ratio ranging from 0.200x to 0.201x. DrKW noted that the exchange ratio was above the highest point of the foregoing range.

        In connection with the foregoing analysis, DrKW noted, among other things, that (i) the reasons for, and circumstances surrounding, each of the transactions analyzed were diverse, (ii) the characteristics of the companies and parties involved were not necessarily comparable to those of FTD.COM and IOS, and (iii) premiums fluctuate based on perceived growth, synergies, strategic value, the type of consideration utilized in the transaction, information in the securities markets and other factors.

  IOS Public Offering Analysis.

        DrKW performed an initial public offering, or IPO, discount analysis to reflect the potential discount that could apply to IOS shares owing to the uncertainty that IOS has had no track record as a publicly traded stock and that a public offering of its shares would likely be subject to an IPO discount that could hypothetically range up to 20%.

        DrKW calculated hypothetical pro forma IOS prices per share based on the FTD.COM closing share price of $8.33 on February 27, 2002, the initial proposed exchange ratio of 0.200x and assumed customary underwriters' fees for such an IPO, to which it applied hypothetical IPO discounts ranging from 0% to 20%. DrKW then compared these hypothetical pro forma IOS prices per share to the closing price of FTD.COM as of February 27, 2002, to arrive at a range of implied exchange ratios. The results of this analysis are summarized in the table below:

	IPO Discount Applied to IOS shares
	0.0%	5.0%	10.0%	15.0%	20.0%
Pro Forma IOS Price Per Share	$40.87	$38.83	$36.79	$34.74	$32.70
FTD.COM Share Price as of 2/27/02	$8.33	$8.33	$8.33	$8.33	$8.33
Implied FTD.COM / IOS Exchange Ratio	0.204x	0.215x	0.227x	0.240x	0.255x

        DrKW noted that the exchange ratio was above the highest point in the foregoing range.

        Although the special committee rejected the initial proposed exchange ratio of 0.200x, an exchange ratio of 0.200x was within and, in some cases, above the ranges of implied exchange ratios determined by the financial analyses performed by DrKW. DrKW believed, however, that the exchange ratio should be higher than 0.200x because a 0.200x exchange ratio did not reflect any discount for the fact that IOS's common stock was not publicly traded and its value should therefore be adjusted for an IPO, or illiquidity, discount. This analysis indicated the extent to which the implied exchange ratio should be increased above 0.200x, depending on the discount applied.

  Leveraged Contribution Analysis.

        DrKW reviewed the historical and estimated future operating and financial information, including EBIT, EBITDA and net income, for IOS and FTD.COM and the pro forma combined entity resulting from the merger, based on publicly available information for the latest twelve months and on estimates for fiscal year 2002 from the IOS Management Projections Case. DrKW calculated the relative income statement contributions of IOS and FTD.COM, excluding goodwill, potential synergies and potential one-time charges to the combined company, on a pro forma basis based on publicly available information for the latest twelve months, both including and excluding operating losses of $3,665,000 attributable to the Value Network Services segment of IOS (the "VNS Adjustment"), and on estimates for fiscal year 2002 from the IOS Management Projections Case. Based on the views of IOS management, which believed that the VNS Adjustment was a one-time occurrence associated with the implementation of a particular business strategy that was later terminated, DrKW believed it was appropriate to perform this analysis both with and without the VNS Adjustment. DrKW calculated the relative contributions of IOS and FTD.COM and the exchange ratios implied by these percentages with respect to: (1) EBIT, (2) EBITDA, and (3) net income.

        The results of these analyses for the latest twelve months and fiscal year 2002 are as follows:

	% Contribution
			Implied Exchange Ratio
	IOS	FTD.COM
EBIT
LTM(1) without VNS Adjustment	52.1%	47.9%	0.274	x
LTM(1) with VNS Adjustment	55.7%	44.3%	0.238	x
2002E(2)	60.7%	39.3%	0.194	x
EBITDA
LTM(1) without VNS Adjustment	56.6%	43.4%	0.229	x
LTM(1) with VNS Adjustment	59.2%	40.8%	0.206	x
2002E(2)	62.8%	37.2%	0.177	x
Net Income ($)
LTM(1) without VNS Adjustment	46.2%	53.8%	0.349	x
LTM(1) with VNS Adjustment	50.9%	49.1%	0.288	x
2002E(2)	64.2%	35.8%	0.167	x

(1)
LTM financial information as of September 30, 2001.

(2)
2002E financial data from the IOS Management Projections Case.

        DrKW noted that the exchange ratio was above the highest points of each of the foregoing ranges, except in the cases of the implied exchange ratio based on EBIT for the latest twelve months without VNS adjustment and the implied exchange ratios based on net income for the latest twelve months with and without VNS adjustment.

  Certain General Matters.

        No company or transaction used in the foregoing analyses was substantially comparable to FTD.COM or the merger. In addition, those analyses and the discounted cash flow analyses are based and are heavily dependent upon, among other factors, assumptions as to future performance and other factors, and are therefore subject to the limitations described in DrKW's opinion. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the acquisition value or the public trading value of the companies to which they are being compared and FTD.COM.

        A fairness analysis is a complex process and is not necessarily susceptible to a partial analysis or summary description. DrKW believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses performed in reaching its opinion. In addition, DrKW considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be DrKW's view of the actual value of FTD.COM. There were no specific factors in DrKW's analysis which did not support its fairness opinion.

        The analyses performed by DrKW are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of DrKW's engagement by the special committee. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold.

        The special committee retained DrKW based upon its experience and expertise. DrKW is an internationally recognized investment banking and advisory firm. DrKW, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, DrKW may actively trade the debt and equity securities of FTD.COM for its own account and for the account of customers and, accordingly, may at any time hold a long or short position in such securities of FTD.COM.

  DrKW Engagement Letter.

        Under the terms of a letter agreement, dated December 5, 2001, between DrKW and FTD.COM, the special committee retained DrKW to serve as its financial advisor with respect to a potential proposal for a merger (whether by a means of purchase or exchange of stock or assets, consolidation or otherwise) with IOS or an affiliate thereof. The letter agreement provides that FTD.COM will pay DrKW $150,000 upon the execution of the letter agreement and $500,000 at such time as DrKW rendered an opinion to the special committee with respect to the adequacy or fairness from a financial point of view of the consideration to be paid pursuant to any proposal for a merger with IOS or any of its affiliates, or at such time as DrKW advises the special committee that it is unable to render such an opinion. DrKW will also receive a payment of $300,000 contingent upon the consummation of the transaction contemplated by the merger agreement. In addition, pursuant to the terms of an indemnification agreement, dated December 5, 2001, FTD.COM is obligated to indemnify DrKW (and its affiliates, their respective directors, officers, agents, employees and controlling persons, and each of their respective successors and assigns) against certain liabilities arising out of or in connection with DrKW's engagement, including liabilities under the federal securities laws.

        This summary is not a complete description of the analyses performed by DrKW and is qualified by reference to the written opinion of DrKW set forth in Annex B to this joint proxy statement/prospectus.

Opinion of Financial Advisor to IOS

        IOS retained William Blair to assist the IOS board of directors in its examination of the fairness, from a financial point of view, to IOS of the merger consideration to be paid by IOS to holders of FTD.COM common stock. No limitations were imposed by the IOS board of directors upon William Blair with respect to the investigations made or the procedures followed by it in rendering its fairness opinion. As part of its investment banking activities, William Blair is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of strategic combinations and acquisitions. IOS retained William Blair as its financial advisor on the basis of William Blair's experience and expertise in transactions similar to the merger and its reputation as a nationally recognized investment banking firm.

        At the request of the IOS board of directors, on March 2, 2002, William Blair delivered to the IOS board of directors its oral opinion, which it subsequently confirmed in writing. The opinion states that, as of that date and based upon and subject to the assumptions and qualifications stated in its opinion, the consideration offered in connection with the proposed merger was fair from a financial point of view to IOS.

        The full text of William Blair's written opinion, dated March 2, 2002, which describes the assumptions made, general procedures followed, matters considered, and limitations on the scope of review undertaken by William Blair in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated in this document by reference. William Blair's opinion is addressed to the board of directors of IOS for the purpose of its evaluation of the proposed merger and is directed only to the fairness, as of the date of the opinion and from a financial point of view, to IOS of the merger consideration to be paid by IOS to holders of FTD.COM common stock. William Blair's opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote at the special meeting. The following summary of William Blair's opinion is qualified in its entirety by reference to the full text of the opinion attached as Annex C. IOS stockholders are urged to read the opinion carefully and in its entirety.

        In connection with its opinion, William Blair reviewed the final draft of the merger agreement, as well as certain financial and other information that was publicly available or furnished to William Blair by IOS, including certain internal financial analyses, forecasts, reports and other information prepared by the management of IOS (referred to in this discussion of William Blair's fairness opinion as the "Forecasts"). William Blair also held discussions with members of the senior management of IOS to discuss the foregoing, the past and current business operations of IOS and FTD.COM, and the financial condition and future prospects of IOS and FTD.COM. In addition, William Blair

  •
  compared the financial position and operating results of IOS and FTD.COM with those of publicly traded companies William Blair deemed relevant,

  •
  compared certain financial terms of the merger to certain financial terms of other selected business combinations William Blair deemed relevant,

  •
  considered the current and historical market prices and trading volumes of the common stock of FTD.COM, and

  •
  conducted such other financial studies, analyses and investigations and reviewed such other factors as William Blair deemed appropriate for the purposes of rendering its opinion.

        In William Blair's review and analysis, and in arriving at its opinion, it assumed and relied, without any duty of independent verification, upon the accuracy and completeness of all the information provided to it, examined by it or otherwise reviewed or discussed with it for purposes of its opinion, including the Forecasts, and has not assumed any responsibility or liability therefore. With respect to the Forecasts and other information and data provided to or otherwise reviewed by or discussed with it, William Blair was advised by the management of IOS that such Forecasts and other information and data had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of IOS as to the future financial performance of IOS and FTD.COM and the strategic implications and operational benefits anticipated to result from the merger. William Blair expressed no view with respect to such Forecasts and other information and data or the assumptions on which they were based.

        In William Blair's review and analysis, and in arriving at its opinion, it also assumed and relied, without any duty of independent verification, that:

  •
  the merger will be non-taxable for U.S. federal and other income tax purposes to the respective stockholders of IOS and FTD.COM, and that neither IOS nor FTD.COM will recognize income, gain or loss for U.S. federal or other income tax purposes as a result of the merger,

  •
  no adjustments will be made to the exchange ratio,

  •
  the final terms of the agreements with respect to the merger would not vary materially from those set forth in the drafts reviewed by William Blair, and

  •
  the merger would be consummated in a timely fashion in accordance with the terms of the relevant agreements, without waiver of any conditions to the merger contained in the relevant agreements.

        William Blair noted that its opinion related only to the merger consideration paid by IOS to holders of FTD.COM common stock. William Blair did not express any opinion as to the price at which FTD.COM common shares will trade at any future time or the price at which common shares of the Surviving Corporation will trade subsequent to the merger. We were not requested to, and did not, participate in the negotiation or structuring of the merger, or provide any services other than acting as investment banker to IOS to render an opinion to the board of directors of IOS in connection with the Merger. William Blair was not asked to consider, and its opinion did not address, the merits of the underlying decision by IOS to engage in the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for IOS or the effect of any other transaction in which IOS might engage. William Blair was not requested to consider, and its opinion did not address, any term of the merger or any of the related transactions or agreements, other than the merger consideration paid by IOS to holders of FTD.COM common stock. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of IOS or FTD.COM.

        William Blair's opinion was based upon market, economic, financial and other conditions as in effect on, and information made available to William Blair as of, the date of such opinion. The opinion noted that subsequent developments might affect the conclusion expressed in such opinion and that William Blair disclaimed any undertaking or obligation to advise any person of any change in any matter affecting its opinion which might come or be brought to its attention after the date of such opinion.

        Set forth below is a description, in summary form, of the principal elements of the analyses made by William Blair in arriving at its opinion. The summary set forth below is not a complete description of the analyses performed or factors considered by William Blair. In evaluating the merger consideration, William Blair computed an estimated per share valuation range for IOS common stock and compared that valuation range to Blair's estimate of the per share valuation range for the common stock of the pro forma company, described below under the caption "—Stockholder Value Analysis." Furthermore, William Blair reviewed public company acquisitions for the premiums paid over each company's stock price prior to announcement of a transaction, described below under the caption "—Stock Price Premiums Analysis."

        The preparation of a fairness opinion is a complex process that involves determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the merger and add to the total mix of information available. The analyses were prepared solely for the purposes of William Blair providing its opinion as to the fairness, from a financial point of view, to IOS of the consideration to be paid by IOS to stockholders of FTD.COM common stock, and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair did not place particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized below, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion.

        No company or transaction used in William Blair's analyses, as a comparison, is directly comparable to IOS, FTD.COM or the contemplated merger. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

Stockholder Value Analysis.

        In order to assess the relative impact of the merger on IOS common stockholders, William Blair estimated the per share value of IOS common stock, referred to as the "Pre-Transaction Value", and compared that value to William Blair's estimate of the per share value of the common stock of the pro forma company, referred to as the "Post-Transaction Value." William Blair's estimate of the Pre-Transaction Value was derived from its estimate of the equity value of IOS excluding FTD.COM, referred to as the base company, plus the market value of IOS's ownership interest in FTD.COM.

        In connection with its opinion, William Blair performed certain valuation analyses, including:

  •
  Analysis of Selected Publicly Traded Companies.  William Blair compared the financial position and operating results of the base company and the pro forma company with those of certain other publicly traded companies William Blair deemed relevant,

  •
  Analysis of Selected Comparable Acquisition Transactions.  William Blair reviewed purchase price multiples of selected merger or acquisition transactions it deemed relevant,

  •
  Discounted Cash Flow Analysis.  William Blair estimated the net present value of the unleveraged free cash flows that each of the base company and the pro forma company could produce from fiscal 2002 through fiscal 2006 based on projections provided by IOS's management, and

  •
  William Blair took into account such accepted financial and investment banking procedures and considerations as William Blair deemed appropriate.

        Analysis of Selected Publicly Traded Companies.    William Blair reviewed and compared certain financial information relating to the base company and the pro forma company to corresponding financial information, ratios and public market multiples for 13 publicly traded companies that were grouped into the following three categories: Distribution Networks/Marketplace, Franchisors, and Transaction Processors/Merchant Services. The seven selected companies in the Distribution Networks/Marketplace group were 1-800-FLOWERS.COM Inc.; Expedia, Inc.; Hotel Reservations Network, Inc.; Pegasus Solutions, Inc.; Sabre Holdings Corporation; Ticketmaster; and Travelocity.com Inc. The two selected companies in the Franchisors group consisted of Choice Hotels International, Inc. and IHOP Corp. The four selected companies in the Transaction Processors/Merchant Services group were Concord EFS, Inc.; Global Payments Inc.; National Processing, Inc.; and Total System Services, Inc.

        William Blair selected these companies because they are the publicly traded companies with general business, operating and financial characteristics reasonably comparable to those of the base company and the pro forma company. While William Blair considered all three categories to be relevant to its analysis, William Blair believes the companies in the Distribution Networks/Marketplace and Franchisor categories had financial and operating characteristics and other factors most comparable to the base company and the pro forma company. Although William Blair utilized the trading multiples of the selected companies at February 28, 2002 to estimate the value of the base company and the pro forma company, none of the selected companies is identical to the base company or the pro forma company. Further, because IOS currently is a privately-held company with no public market for its securities, it does not have a market-determined equity value. As a result, William Blair could not calculate comparable public trading multiples for the pre-transaction company, the base company or the pro forma company. Accordingly, any analysis of the selected publicly traded companies necessarily involved complex consideration and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

        Among the information William Blair considered were (1) revenue; (2) earnings before interest, taxes and non-recurring items, or EBIT; (3) earnings before interest, taxes, depreciation, amortization and non-recurring items, or EBITDA; (4) net income; (5) earnings per share, or EPS; (6) gross profit margins; (7) EBIT margins; (8) net income margins; (9) growth in revenue and net income; and (10) capital structure. William Blair analyzed the comparable companies in terms of the equity value plus book value of debt less cash and equivalents ("Enterprise Value") as a multiple of revenue, EBITDA and EBIT in addition to equity value as a multiple of calendar 2001 and 2002 estimated earnings. The multiples for the comparable companies were based on the most recent publicly available financial information as publicly disclosed for each company and EPS estimates for 2001 and 2002 from Bloomberg, and used closing share prices as of February 28, 2002.

        Information regarding the multiples from William Blair's analysis of selected comparable publicly traded companies is set forth in the following table.

	Comparable Company Mean and Median Results
Category
	Range	Mean		Median
Distribution Networks/Marketplaces
Enterprise Value/Latest Twelve Months Revenue	1.7x - 3.9x	2.4	x	2.0	x
Enterprise Value/Latest Twelve Months EBITDA	6.3x - 13.5x	9.9	x	9.9	x
Enterprise Value/Latest Twelve Months EBIT	NM NM	NM		NM
Equity Value/Calendar 2001 Estimated Earnings	25.6x - 85.7x	57.1	x	56.9	x
Equity Value/Calendar 2002 Estimated Earnings	23.7x - 44.4x	36.2	x	38.2	x
Franschisors
Enterprise Value/Latest Twelve Months Revenue	2.7x - 2.7x	2.7	x	2.7	x
Enterprise Value/Latest Twelve Months EBITDA	9.0x - 10.0x	9.5	x	9.5	x
Enterprise Value/Latest Twelve Months EBIT	10.5x - 11.2x	10.9	x	10.9	x
Equity Value/Calendar 2001 Estimated Earnings	16.1x - 16.7x	16.4	x	16.4	x
Equity Value/Calendar 2002 Estimated Earnings	14.4x - 15.1x	14.8	x	14.8	x
Transaction Processors/Merchant Services
Enterprise Value/Latest Twelve Months Revenue	2.4x - 3.0x	2.7	x	2.7	x
Enterprise Value/Latest Twelve Months EBITDA	10.3x - 13.6x	12.0	x	12.0	x
Enterprise Value/Latest Twelve Months EBIT	12.4x - 31.1x	20.8	x	18.9	x
Equity Value/Calendar 2001 Estimated Earnings	23.9x - 50.9x	36.3	x	35.1	x
Equity Value/Calendar 2002 Estimated Earnings	21.9x - 39.5x	30.3	x	29.9	x

        Analysis of Selected Comparable Acquisition Transactions.    William Blair reviewed 20 completed acquisition transactions, referred to as the comparable transactions, which it deemed relevant. These transactions were chosen based on a review of acquired companies that possessed general business, operating and financial characteristics that were generally comparable to the base company and the pro forma company and were grouped into the following two categories:Distribution Networks/Marketplaces/Franchisors and Transaction Processors/Merchant Services. William Blair grouped the Distribution Networks/Marketplaces and Franchisors categories in evaluating comparable transactions because there were relatively few transactions in these categories. While William Blair considered both categories to be relevant to its analysis, William Blair believes the comparable transactions in the Distribution Networks/Marketplaces/Franchisors category had financial and operating characteristics and other factors most comparable to the base company and the pro forma company. The eight transactions reviewed in the Distribution Networks/Marketplaces/Franchisors category were (acquired company/acquiror):

  •
  Cheap Tickets, Inc./Cendant Corporation

  •
  Domino's, Inc. (93% interest)/Bain Capital, Inc. and others

  •
  Florafax International, Inc./Teleflora LLC

  •
  Galileo International, Inc./Cendant Corporation

  •
  International Dairy Queen, Inc./Berkshire Hathaway Inc.

  •
  Mail Boxes Etc./United Parcel Service, Inc.

  •
  National Flora, Inc./Gerald Stevens, Inc.

  •
  Ticketmaster/Ticketmaster Online-Citysearch, Inc.

The twelve transactions reviewed in the Transaction Processors/Merchant Services category were (acquired company/acquiror):

  •
  BHC Financial Inc./Fiserv Clearing, Inc.

  •
  Comdata Holdings Corporation/Ceridian Corporation

  •
  Electronic Payment Services, Inc./Concord EFS, Inc.

  •
  First Financial Management Corporation/First Data Corporation

  •
  Genix Group, Inc./Affiliated Computer Services, Inc.

  •
  Gensar Holdings, Inc./First USA Paymentech, Inc.

  •
  MoneyGram Payment Systems, Inc./Viad Corp.

  •
  NOVA Corporation/U.S. Bancorp

  •
  Physician Support Systems, Inc./National Data Corporation

  •
  PMT Services, Inc./Nova Corporation

  •
  SPS Transaction Services, Inc./Associates First Capital Corporation

  •
  Western Union Financial Services, Inc./First Financial Management Corporation

        Although William Blair utilized the transaction multiples of these companies to estimate the value of the base company and the pro forma company, none of the selected companies is identical to either the base company or the pro forma company and none of the comparable transactions is identical to the merger. Accordingly, any analysis of the comparable transactions necessarily involved complex consideration and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the acquisition values of the base company or the pro forma company versus the acquisition values of the companies in the analysis of selected comparable acquisition transactions. Further, because IOS currently is a privately-held company with no public market for its securities, the market value of the merger consideration will not be known until the merger is completed and the pro forma company trades publicly for the first time. Accordingly, William Blair did not calculate the multiples implied by the merger for the base company or the pro forma company. William Blair reviewed the consideration paid in such transactions in terms of the Enterprise Value of such transactions as a multiple of revenue, EBITDA and EBIT for the latest twelve months prior to announcement of such transactions. Information regarding the multiples from William Blair's analysis of the comparable transactions is set forth in the following table:

	Comparable Transaction Mean and Median Results
Category
	Range	Mean		Median
Distribution Networks/Marketplaces
Enterprise Value/Latest Twelve Months Revenue	0.9x - 3.7x	2.0	x	2.0	x
Enterprise Value/Latest Twelve Months EBITDA	6.2x - 9.9x	8.4	x	8.2	x
Enterprise Value/Latest Twelve Months EBIT	5.5x - 17.6x	10.6	x	10.0	x
Transaction Processors/Merchant Services
Enterprise Value/Latest Twelve Months Revenue	1.4x - 7.6x	3.1	x	2.6	x
Enterprise Value/Latest Twelve Months EBITDA	5.3x - 24.6x	13.5	x	13.9	x
Enterprise Value/Latest Twelve Months EBIT	5.6x - 35.9x	20.2	x	19.6	x

  Base Company.

        Discounted Cash Flow Analysis of the Base Company.    Using a discounted cash flow analysis, William Blair estimated the net present value of the unleveraged free cash flows that the base company could produce from fiscal 2002 through fiscal 2006 based on the projections provided by IOS management.

        Unleveraged free cash flow is defined as EBIT after taxes plus depreciation and amortization less capital expenditures and changes in working capital. In calculating the value of the estimated unleveraged free cash flows beyond fiscal 2006, referred to as the "terminal value," William Blair assumed multiples of Enterprise Value to EBITDA ranging from 6.0x to 8.0x in 2006, which multiples William Blair believed to be appropriate in such analysis. The annual free cash flows and terminal value were discounted to determine a net present value of the unleveraged equity value of the base company. The present value of the terminal values ranged from $184.8 million to $286.1 million. Discount rates in the range of 12.0% to 16.0% were chosen based upon an analysis of the weighted average cost of capital for the publicly traded comparable companies described above. The discounted cash flow analysis conducted by William Blair produced implied equity values and per share equity values for the base company as set forth in the following table ($ in thousands):

Discounted Cash Flow Analysis
Implied Equity Value of the Base Company

Value of the equity of the base company Per share price range of the equity	$231.3 million to $341.2 million $15.50 to $22.86

        Base Company Valuation Based on Selected Publicly Traded Companies.    William Blair considered the results of its review of comparable companies described above and selected multiples, which it believed to be appropriate in light of the growth prospects and operating characteristics of the base company relative to the comparable companies. The analysis of selected publicly traded companies produced implied per share equity values for the base company ranging from $12.06 per share to $15.07 per share.

        Base Company Valuation Based on Selected Comparable Acquisition Transactions.    William Blair considered the results of its review of comparable transactions and selected multiples, which it believed to be appropriate taking into consideration the growth prospects and operating characteristics of the base company relative to the acquired companies in the analysis of selected comparable acquisition transactions. The analysis of selected comparable acquisition transactions produced implied per share equity values for the base company ranging from $16.08 per share to $20.76 per share.

        Summary of Base Company Valuation.    William Blair took into account the results of the base company valuation analyses described above and various factors, including its assessment of general, economic, market, financial and other conditions, and estimated the base company equity valuation range to be $12.06 per share to $16.75 per share. Using its estimate of the equity value of the base company, William Blair calculated the implied Pre-Transaction Value, based on its estimate of the equity value of the base company plus the market value of IOS's ownership interest in FTD.COM common stock, which was calculated as of February 28, 2002 using a closing stock price of $8.38 per share. William Blair applied a discount factor to the implied Pre-Transaction Value in the range of 20.0% to 30.0%, which William Blair believed to be appropriate for such an analysis. Discount factors in the range of 20.0% to 30.0% were chosen in light of the fact that there is no public market for IOS common stock and due to the absence of a highly liquid trading market for FTD.COM common stock. The analyses conducted by William Blair produced a Pre-Transaction Value range of $24.31 per share to $31.54 per share.

  Pro Forma Company.

        Discounted Cash Flow Analysis of the Pro Forma Company. Using a discounted cash flow analysis, William Blair estimated the net present value of the unleveraged free cash flows that the pro forma company could produce from fiscal 2002 through fiscal 2006 based on projections provided by IOS management.

        In calculating the terminal value, William Blair assumed multiples of Enterprise Value to EBITDA ranging from 8.0x to 10.0x in 2006, which multiples William Blair believed to be appropriate in such analysis. The annual free cash flows and terminal value were discounted to determine a net present value of the unleveraged equity value of the pro forma company. The present value of the terminal values ranged from $377.4 million to $546.2 million. Discount rates in the range of 14.0% to 18.0% were chosen based upon an analysis of the weighted average cost of capital for the publicly traded comparable companies described above. The discounted cash flow analysis conducted by William Blair produced implied equity values and per share equity values as set forth in the following table ($ in thousands):

Discounted Cash Flow Analysis
Implied Equity Value of the Pro Forma Company

Value of the equity of the pro forma company Per share price range of the equity	$493.4 million to $674.7 million $28.91 to $39.53

        Pro Forma Company Valuation Based on Selected Publicly Traded Companies. William Blair considered the results of its review of comparable companies and selected multiples, which it believed to be appropriate in light of the growth prospects and operating characteristics of the pro forma company relative to the comparable companies. The analysis of selected publicly traded companies produced implied per share equity values for the pro forma company ranging from $27.24 per share to $33.34 per share.

        Pro Forma Company Valuation Based on Selected Comparable Acquisition Transactions.    William Blair considered the results of its review of comparable transactions and selected multiples which it believed to be appropriate taking into consideration the growth prospects and operating characteristics of the pro forma company relative to the acquired companies in the analysis of selected comparable acquisition transactions. The analysis of selected comparable acquisition transactions produced implied per share equity values for the pro forma company ranging from $28.48 per share to $34.69 per share.

        Summary of Pro Forma Company Equity Valuation.    William Blair considered the results of the analysis of comparable publicly traded companies, the analysis of selected comparable acquisition transactions and the discounted cash flow analysis of the pro forma company and various factors, including its assessment of general, economic, market, financial and other conditions, and estimated the Post-Transaction Value range to be $27.24 per share to $33.69 per share. William Blair observed that the Post-Transaction Value range compared favorably to the Pre-Transaction Value range of $24.31 per share to $31.54 per share.

Stock Price Premiums Analysis.

        William Blair reviewed public company transactions, which were announced from January 1, 1999 to February 28, 2002, for the premiums paid over each company's stock price prior to the announcement of a transaction. Furthermore, William Blair examined selected public situations of comparable size in which parent companies were repurchasing shares of subsidiaries ("Parent-Subsidiary Transactions") that were announced between January 1, 1999 and February 28, 2002 that it deemed relevant. None of the transactions used in William Blair's analysis, as a comparison, is directly comparable to the merger given that none of the parent companies in the group of Parent-Subsidiary Transactions was a private company that used its own stock to acquire the minority interest in its subsidiary. In total, William Blair examined 339 public company transactions and 33 Parent-Subsidiary transactions. The selected public company transactions and Parent-Subsidiary Transactions were not intended to be representative of the entire range of possible transactions. William Blair noted that the reasons for, and circumstances surrounding, each of the transactions reviewed were diverse and that the premiums fluctuate among different industry sectors and based on perceived growth, synergies, strategic value and type of consideration utilized in the transaction. While William Blair considered both the public company transactions and the Parent-Subsidiary Transactions to be relevant to its analysis, William Blair believes the Parent-Subsidiary Transactions are most comparable to the merger.

        The 33 Parent-Subsidiary Transactions examined were (subsidiary/parent):

  •
  800-JR Cigar Inc./Investor Group
  •
  Agency.com Ltd./Seneca Investments LLC
  •
  Aquila Inc./UtiliCorp United Inc.
  •
  Azurix Corporation/Enron Corporation
  •
  Bacou USA, Inc./Bacou SA
  •
  Berlitz International, Inc./Benesse Corporation
  •
  The Cobalt Group, Inc./Warburg, Pincus Equity Partners, L.P.
  •
  Conning Corporation/Metropolitan Life Insurance Company
  •
  CSFBdirect Inc./Credit Suisse First Boston Corporation
  •
  Hertz Corporation/Ford Motor Company
  •
  Holt's Cigar Holding Inc./HCH Acquisition Corporation
  •
  HomeServices.Com Inc./MidAmerican Energy Holdings Company
  •
  IIC Industries Inc./CP Holdings Limited
  •
  In Home Health Inc./Manor Care Inc.
  •
  JLK Direct Distribution Inc./Kennametal Inc.
  •
  The Leslie Fay Company, Inc./Investor Group Ltd.
  •
  Luminent Inc./MRV Communications, Inc.
  •
  Minolta-QMS Inc./Minolta Investments Company

  •
  National Home Centers Inc./Dwain A. Neumann (Chairman and CEO, National Home
  Centers, Inc.)
  •
  NCH Corporation/Investor Group has 26 members led by Ranger Holding LLC
  •
  NPC International, Inc./O. Gene Bicknell (person, CEO of NPC)
  •
  Organic, Inc./Seneca Investments LLC
  •
  pcOrder.com, Inc./Trilogy Software Inc.
  •
  Peapod, Inc./Koninklijke Ahold N.V.
  •
  Petroglyph Energy Inc./Intermountain Industries, Inc.
  •
  Pierre Foods, Inc./Investor Group Ltd.
  •
  Robertson-Ceco Corporation/Heico Companies LLC
  •
  Shaw Industries, Inc./Berkshire Hathaway Inc.
  •
  Sunrise International Leasing Corporation/King Management Corporation
  •
  Unigraphics Solutions Inc./Electronic Data Systems Corporation
  •
  Uno Restaurant Corporation/Investor Group Ltd.
  •
  Vitaminshoppe.com, Inc./Vitamin Shoppe Industries Inc.
  •
  Zengine, Inc./MCSi, Inc.

        Although William Blair compared the percentage purchase price premiums of these transactions to the implied percentage purchase price premium for FTD.COM, none of the selected companies is identical to FTD.COM. Accordingly, any analysis of these transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the comparison of the percentage purchase price premium implied by the merger versus the percentage purchase price premiums of these transactions. William Blair reviewed the consideration paid in such transactions in terms of the price paid per share for the common stock in such transactions relative to the historical trading prices at one day prior to announcement, one week prior to announcement and four weeks prior to announcement. Information from William Blair's analyses of selected comparable transactions regarding the percentage purchase price premiums one day, one week and four weeks prior to the announcement of the transaction from William Blair's analyses of selected comparable transactions is set forth in the following table:

		% Premium to Stock Price Prior to Announcement
Transaction Type		One Day	One Week	Four Weeks
Cash Transactions(1)(2)	Median	29.5%	34.8%	42.8%
Stock Transactions(1)	Median	25.8%	31.1%	37.2%
All Transactions(1)	Median	27.5%	33.3%	41.2%
Parent-Subsidiary Transactions	Median	23.5%	25.0%	26.8%

(1)
Source: Mergerstat. Includes all deals for control and completed since January 1, 1999 and valued between $50 and $500 million where information was available.

(2)
Includes 100% cash deals and cash and stock deals.

Based on William Blair's estimate of the valuation range of the pro forma company, the percentage purchase price premium implied by the merger compared favorably to the corresponding median percentage purchase price premiums of the analyzed transactions. Information regarding the percentage purchase price premium implied by the terms of the merger compared to the closing price of

FTD.COM common stock one day, one week and four weeks prior to the announcement of the merger is set forth in the following table:

	% Premium (Discount) to FTD.COM Stock Price Implied by the Merger
	One Day		One Week		Four Weeks
	Low	High	Low	High	Low	High
Post-Transaction Equity Value/Share	$27.24	$33.69	$27.24	$33.69	$27.24	$33.69
Implied FTD.COM Offer Price	$7.08	$8.76	$7.08	$8.76	$7.08	$8.76
FTD.COM Market Price(1)	$9.00	$9.00	$8.74	$8.74	$7.79	$7.79
Implied Premium	(21.3)%	(2.7)%	(19.0)%	0.2%	(9.1)%	12.4%

(1)
Prior to the announcement of the Merger on Monday, March 4, 2002, the FTD.COM closing share price was $9.00 per share as of March 1, 2002 and $8.38 per share as of February 28, 2002. The implied one day premium (discount) if the $8.38 closing share price is used is (15.5%) to 4.5%.

Engagement of William Blair.

        IOS retained the services of William Blair pursuant to an engagement letter dated January 7, 2002, to render certain investment banking services in connection with a possible business combination (through tender offer, merger, sale or exchange of stock, sale of all or a substantial part of its assets or otherwise) of IOS with FTD.COM. In exchange for the services provided, IOS agreed to pay William Blair a retainer fee of $100,000 upon execution of the engagement letter and an opinion fee of $300,000, payable in the event William Blair renders a fairness opinion with respect to the possible transaction or advises the IOS board of directors that it is unable to render such an opinion. The engagement letter also provides that IOS will reimburse William Blair for all out-of-pocket expenses (including reasonable fees and expenses of William Blair's counsel and any other independent experts retained by William Blair) reasonably incurred by William Blair in connection with its engagement by IOS.

        In the ordinary course of its business, William Blair and its affiliates may actively trade the debt and equity securities of FTD.COM for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. IOS and William Blair also entered into a separate letter agreement, dated January 7, 2002, whereby IOS agreed to indemnify William Blair against certain liabilities in connection with William Blair's engagement under the engagement letter.

Position of IOS as to Fairness of the Merger

        IOS considered the findings and recommendations of FTD.COM's special committee and board with respect to the fairness of the merger to the public stockholders of FTD.COM and the opinion of William Blair with respect to the fairness, from a financial point of view, of the exchange ratio to IOS. Based on the foregoing, as well as its own review of the terms of the merger, IOS believes that the merger is both procedurally and substantively fair to it and to FTD.COM's stockholders. IOS did not attach specific weights to any factors in reaching its belief as to fairness. IOS is not making any recommendation as to how FTD.COM stockholders should vote on the merger agreement.

        Some officers and directors of IOS are also officers and directors of FTD.COM and may have interests that are in addition to, or different from, your interests. See "—Conflicts of Interest." IOS considered these potential conflicts of interest and, based in part thereon, IOS's proposed offer was conditioned on, among other things, the receipt by the special committee of a fairness opinion from DrKW.

Conflicts of Interest

        In considering the recommendation of the FTD.COM board with respect to the merger, the public stockholders should be aware that officers and directors of FTD.COM may have interests in connection with the merger that present them with actual or potential conflicts of interest, as summarized below and in "—FTD.COM Directors and Executive Officers." The FTD.COM special committee and the FTD.COM board were aware of these interests and considered them among the other factors described above under "—The Special Committee's and the FTD.COM Board's Recommendation; Factors Considered."

        Robert L. Norton, Chairman, President and Chief Executive Officer of IOS, and Michael J. Soenen, the President and Chief Executive Officer of FTD.COM, will receive one-time bonus payments in the amount of $5,321,174 and $3,237,467, respectively, in the event that the merger is consummated on or prior to June 30, 2002 and the payments are approved by the stockholders of IOS.

FTD.COM Special Committee

        As compensation for serving on the FTD.COM special committee, which formally met on 17 occasions from November 2001 through the date of this document, the FTD.COM board has authorized that each member of the special committee receive $650 per hour of service in addition to FTD.COM's standard $1,000 per meeting fee plus reimbursement of expenses. The aggregate fees earned by the special committee to date are $52,000.

        As of March 31, 2002, each of Messrs. Hill and Owen had options to acquire 40,000 shares of FTD.COM Class A common stock at exercise prices ranging from $2.906 to $8.00 per share. These options will be treated on the same terms as all other FTD.COM stock options and therefore will be assumed by IOS and converted into options to acquire shares of IOS Class A common stock. See "—Effect of the Merger on FTD.COM Stock Options and Restricted Stock." Neither of Mr. Hill nor Mr. Owen owns any shares of FTD.COM or IOS common stock.

FTD.COM Directors and Executive Officers

        As of March 31, 2002, the members of the FTD.COM board, other than the members of the special committee, and the executive officers of FTD.COM beneficially own (pursuant to SEC rules) in the aggregate 1,890,950 shares of FTD.COM common stock, and would receive approximately 491,647 shares of IOS Class A common stock in exchange for these FTD.COM shares in the merger, assuming an exchange ratio of 0.26. After giving effect to the anticipated stock dividend, such individuals would receive approximately 1,966,588 shares of IOS Class A common stock in the merger. In addition, Ann M. Hofferberth, an executive officer, holds options to acquire an aggregate of 125,000 shares of FTD.COM common stock, with an exercise price of $1.9375. These options will be treated on the same terms as all other FTD.COM stock options and therefore will be assumed by IOS and converted into options to acquire 130,000 shares of IOS Class A common stock after giving effect to the anticipated stock dividend. See "—Effect of the Merger on FTD.COM Stock Options and Restricted Stock."

Effects of the Merger

        As a result of the merger, IOS, through its ownership of 100% of the outstanding common stock of FTD, will beneficially own 100% of the outstanding common stock of FTD.COM. IOS will have complete control over the conduct of FTD.COM's business and will have a 100% interest in the net book value and net earnings of FTD.COM on a consolidated basis and any future increases in the value of FTD.COM. IOS's beneficial ownership of FTD.COM prior to the merger was approximately 83.2%. Other than through the ownership of IOS, current FTD.COM stockholders will no longer have any interest in, and will not be a stockholder of, FTD.COM and therefore will not participate directly in FTD.COM's future earnings and potential growth. In addition, after the merger, current FTD.COM stockholders will no longer bear directly the risk of any decreases in the value of FTD.COM. Instead, the stockholders of FTD.COM will receive shares of IOS Class A common stock in accordance with the terms of the merger agreement.

        In addition, after the merger, FTD.COM common stock will no longer be quoted on the Nasdaq National Market, price quotations for sales of shares in the public market will no longer be available and the registration of FTD.COM common stock under the Exchange Act will be terminated. The termination of registration of FTD.COM common stock under the Exchange Act will eliminate FTD.COM's obligation to file periodic financial and other information with the SEC and will make the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy or information statement in connection with stockholders' meetings, no longer applicable.

Conduct of FTD.COM's Business after the Merger

        IOS is continuing to evaluate FTD.COM's business, assets, practices, operations, properties, corporate structure, capitalization, management and personnel, and discussing what changes, if any, will be desirable. For more information on the contemplated executives of FTD.COM after the consummation of the merger, see "Directors and Executive Officers of IOS and FTD.COM—Executive Officers of FTD.COM."

Conduct of the Business of FTD.COM If the Merger Is Not Consummated

        If the merger is not consummated, the board of directors expects that FTD.COM's current management will continue to operate FTD.COM's business substantially as currently operated.

Conversion of Securities

        At the effective time of the merger, each share of FTD.COM common stock, other than shares held in treasury by FTD.COM and shares held by IOS and its subsidiaries, will be automatically converted into the right to receive 0.26 shares of IOS Class A common stock and cash in lieu of fractional shares. Except for the right to receive shares of IOS Class A common stock, from and after the effective time of the merger, all shares of FTD.COM common stock will no longer be outstanding and will be canceled and retired and will cease to exist. Each holder of a stock certificate formerly representing shares of FTD.COM common stock will after the effective time cease to have any rights with respect to the shares, other than the right to receive shares of IOS Class A common stock for their shares of FTD.COM common stock upon surrender of the stock certificate.

        You will not receive interest on the consideration payable upon the surrender of your FTD.COM stock certificates. Payment of the exchange ratio to a person who is not the registered holder of a stock certificate is conditioned upon the surrendered certificate being properly endorsed and otherwise in proper form for transfer, as determined by the exchange agent. Further, the person requesting payment will be required to pay any transfer or other taxes required because of the payment to a person other than the registered holder of the stock certificate, or establish to the satisfaction of the exchange agent that any necessary tax has been paid or is not payable. One year after the effective time, the surviving corporation may require the exchange agent to deliver to it any shares of IOS Class A common stock and any cash in lieu of fractional shares made available to the exchange agent which have not been disbursed to FTD.COM common stockholders. Neither the exchange agent nor any party to the merger agreement will be liable to any holder of stock certificates formerly representing shares for any amount paid pursuant to any applicable abandoned property, escheat or similar law.

        At the effective time of the merger, each share of common stock of Aroma Acquisition Corp. will automatically be converted into approximately one share of common stock of the surviving corporation. All shares held in treasury by FTD.COM will, at the effective time of the merger, cease to exist.

Effect of the Merger on FTD.COM Stock Options and Restricted Stock

        FTD.COM has, from time to time, issued options to acquire FTD.COM common stock under its equity incentive plan. At the effective time of the merger, each outstanding FTD.COM stock option under the FTD.COM stock option plans, whether or not exercisable, will be assumed by IOS. Each FTD.COM stock option will continue to have, and be subject to, substantially the same terms and conditions that it had immediately prior to the effective time, except that:

  (1)
  each FTD.COM stock option will be exercisable for a number of shares of IOS Class A common stock determined by multiplying the number of shares of FTD.COM common stock issuable upon exercise of the option immediately prior to the effective time of the merger by the exchange ratio, rounded down to the nearest whole share; and

  (2)
  the exercise price for the shares of IOS Class A common stock issuable upon exercise of the option will be determined by dividing the exercise price per share of FTD.COM common stock at which the option was exercisable immediately prior to the effective time by the exchange ratio, rounded up to the nearest whole cent.

        In addition, each share of FTD.COM restricted or performance stock granted under FTD.COM's stock option plan or otherwise shall be exchanged for or converted into 0.26 shares of IOS Class A common stock with restrictions and conditions equivalent to those applicable to the restricted or performance stock of FTD.COM.

Transfer of Shares

        Shares of FTD.COM common stock will not be transferred on the stock transfer books at or after the effective time of the merger. If certificates representing those shares are presented to FTD.COM after the effective time, the shares will be canceled and exchanged for shares of IOS common stock and cash in lieu of fractional shares.

Regulatory Requirements

        There are no material regulatory requirements affecting the merger.

No Appraisal Rights

        Under the General Corporation Law of the State of Delaware, because FTD.COM Class A common stock was quoted on the Nasdaq National Market on the record date for the special meeting and because IOS Class A common stock must be quoted on the Nasdaq National Market as a condition to completing the merger, stockholders of FTD.COM are not entitled to exercise dissenters' or appraisal rights as a result of the merger or to demand payment for their shares of FTD.COM common stock.

Accounting Treatment

        The merger will be accounted for as the acquisition of a minority interest in the consolidated financial statements of IOS, using the purchase method of accounting.

Restrictions on Sales of Shares by Affiliates of IOS and FTD.COM

        The shares of IOS Class A common stock to be issued in the merger will be, when issued, registered under the Securities Act, and will be freely transferable under the Securities Act, except for shares of IOS Class A common stock issued to any person who is deemed to be an "affiliate" of either of IOS or FTD.COM at the time of the FTD.COM special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of either of IOS or FTD.COM and may include some of their respective officers and directors, as well as the principal stockholders of each of them. Affiliates may not sell their shares of IOS Class A common stock acquired in the merger except pursuant to:

  •
  an effective registration statement under the Securities Act covering the resale of those shares,

  •
  an exemption under paragraph (d) of Rule 145 under the Securities Act, or

  •
  any other applicable exemption under the Securities Act.

        IOS's registration statement on Form S-4, of which this document forms a part, does not cover the resale of shares of IOS Class A common stock to be received by affiliates in the merger.

Stockholder Litigation

        IOS, FTD, FTD.COM and the directors of FTD.COM have been named as defendants in five class action lawsuits filed in the Court of Chancery for New Castle County in Wilmington, Delaware by individual stockholders of FTD.COM on behalf of all public stockholders of FTD.COM: Frances Howland v. FTD.COM et al., Civil Action No. 19458 NC; Johnathon Anderson v. Richard Perry et al., Civil Action No. 19459 NC; Stephen Gluck v. Richard C. Perry, Civil Action No. 19461 NC; Geoff Mott v. IOS Brands Corp., Civil Action No. 19468 NC; and Highwood Partners, L.P. v. IOS Brands Corp., Civil Action No. 19556 NC. These lawsuits were filed beginning on March 5, 2002, after the press release announcing the merger was released. The complaints generally make essentially the same allegations, namely that:

  •
  the offer by IOS to exchange 0.26 shares of IOS Class A common stock for each share of FTD.COM common stock is inadequate,

  •
  the individual defendants breached the fiduciary duties they owed in their capacity as directors by, among other things, failing to conduct an auction or otherwise check the market value of FTD.COM before voting to accept the merger proposal,

  •
  IOS and its board of directors prevented the FTD.COM board from conducting a meaningful review of the transaction, and

  •
  IOS, FTD.COM and certain of the individual defendants timed the merger to deny public stockholders the full potential increase in FTD.COM's stock price following the merger.

        The lawsuits seek, among other things, to recover unspecified damages and costs and to enjoin or rescind the merger. IOS and the other defendants intend to defend themselves vigorously against these lawsuits.

THE MERGER AGREEMENT

        The merger is governed by the terms of the merger agreement, the principal provisions of which are summarized below. While we believe that the summary covers the material terms of the merger, the summary may not contain all of the information that is important to you. You should read carefully this entire joint proxy statement/prospectus and the other documents we refer to for a more complete understanding of the merger. Capitalized terms used but not defined in this description of the merger agreement shall have the meanings assigned to them in the merger agreement, which is included with this document as Annex A.

General

        The merger agreement is an agreement among IOS, FTD, Aroma Acquisition Corp. and FTD.COM which provides for the merger of Aroma Acquisition Corp. with and into FTD.COM. As a result of the merger, the separate corporate existence of Aroma Acquisition Corp. will cease and FTD.COM, as the surviving corporation, will continue its existence under the laws of the State of Delaware. The merger will become effective in accordance with a certificate of merger to be filed with the Secretary of State of the State of Delaware. The closing under the merger agreement will occur as soon as practicable after the satisfaction or waiver of all of the conditions specified in the merger agreement. Since FTD.COM will be the surviving corporation of the merger, we sometimes refer in this document to FTD.COM as the "Surviving Corporation," particularly where such references relate to periods commencing after the Merger Effective Time.

Representations and Warranties

        FTD.COM made representations and warranties in the merger agreement regarding, among other things, the following:

  •
  its organization, good standing and power to conduct its business,

  •
  its capitalization,

  •
  the authorization, execution, delivery and enforceability of the merger agreement, consummation of the transactions contemplated in the merger agreement and related matters,

  •
  conflicts or defaults under FTD.COM's charter and by-laws or under any material agreement as a result of the merger agreement or any of the transactions contemplated thereby and required consents and approvals,

  •
  the accuracy of documents filed with the SEC,

  •
  the absence of certain changes or events and undisclosed liabilities,

  •
  litigation,

  •
  the accuracy of information supplied by FTD.COM for inclusion or incorporation in the registration statement of which this joint proxy statement/prospectus forms a part,

  •
  compliance with agreements and applicable laws,

  •
  required governmental and other consents and approvals,

  •
  taxes,

  •
  tax treatment,

  •
  absence of changes in employee benefit plans and ERISA compliance,

  •
  environmental matters,

  •
  brokers, and

  •
  the receipt by FTD.COM of a fairness opinion from DrKW.

        IOS, FTD and Aroma Acquisition Corp. made representations and warranties in the merger agreement regarding, among other things, the following:

  •
  their organization, good standing and power to conduct their respective businesses,

  •
  Aroma Acquisition Corp.'s capitalization and business conduct,

  •
  the authorization, execution, delivery and enforceability of the merger agreement, consummation of the transactions contemplated in the merger agreement and related matters,

  •
  IOS's capitalization,

  •
  conflicts or defaults under their respective charters and by-laws or under any material agreement as a result of the merger agreement or any of the transactions contemplated thereby and required consents and approvals,

  •
  the accuracy of documents IOS has filed with the SEC,

  •
  absence of certain changes or events and undisclosed liabilities,

  •
  litigation,

  •
  the accuracy of the registration statement of which this document forms a part, other than with respect to information supplied by others for inclusion in the registration statement,

  •
  compliance with agreements and applicable laws,

  •
  brokers,

  •
  taxes,

  •
  tax treatment,

  •
  absence of changes in employee benefit plans and ERISA compliance, and

  •
  environmental matters.

        The representations and warranties of the parties in the merger agreement will terminate at the completion of the merger.

        Representations and warranties like these are made by parties to merger agreements in order to assure the other parties involved that important facts about a company and prerequisites to a merger transaction are true. For example, it is important for a party to a merger agreement to know that the other party has been authorized by its board of directors or other governing body to take part in the transaction. If it turned out after the transaction that a company was not actually authorized to take part in the transaction, the merger could be undone on the grounds that it was not entered into by two validly contracting parties. That would be very disruptive for the parties concerned and their stockholders. The merger agreement can be terminated, and the merger would not happen, if one of the representations or warranties is materially untrue as of the effective time of the merger, and they could not be made true after notification. The termination of the merger agreement would affect you in that you would remain a stockholder of FTD.COM, and you would not become a stockholder of IOS.

Covenants

        In the merger agreement, FTD.COM agreed that from the date of the merger agreement until the earlier of termination of the merger agreement or the effective time, it will, except for actions contemplated by the merger agreement:

  •
  carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, which includes, but is not limited to, not taking the following actions without IOS's or FTD's prior written consent:

  •
  declaring, setting aside or paying any dividends on, or making other distributions in respect of, its capital stock, other than dividends or distributions by FTD.COM's direct or indirect wholly-owned subsidiary to its parent,

  •
  splitting, combining or reclassifying any capital stock or issuing or authorizing other securities in lieu of or in substitution for shares of its capital stock,

  •
  purchasing, redeeming or acquiring shares of FTD.COM's capital stock,

  •
  issuing, delivering, selling or granting any capital stock, voting securities, convertible securities or phantom stock,

  •
  amending its certificate of incorporation, by-laws or other organizational documents, except for such amendments required by law or that do not have an adverse affect on FTD.COM's ability to consummate the merger or perform its obligations under this agreement, and

  •
  authorizing any of, or committing or agreeing to take any of, the foregoing actions.

  •
  use all reasonable efforts to preserve intact its current business organization,

  •
  keep available the services of its present officers and employees,

  •
  preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings,

  •
  use its reasonable best efforts to cause its officers, directors, employees and other representatives not to solicit any inquiries or the making of any proposals or offers with respect to a merger, consolidation or other business combination including FTD.COM or any acquisition or similar transaction involving the purchase of all or more than 15% of the assets or outstanding shares of any class of common stock (collectively, an "alternative proposal") or engage in any discussion or try to facilitate an alternative proposal, and shall cease any existing activities with respect to any of the foregoing, subject to certain exceptions set forth in the merger agreement, and

  •
  not take any actions that would make any representations and warranties in the merger agreement materially untrue or cause any condition to the merger agreement not to be satisfied.

        IOS agreed that from the date of the merger agreement until the effective time, it will not, and will not permit any of its subsidiaries, other than FTD.COM, without the prior written consent of the special committee of FTD.COM's board of directors, to:

  •
  make any payments in excess of $1 million (individually or in the aggregate) to any IOS stockholder who, as of the date of such payment, owns more than 5% of the outstanding IOS common stock or declare, set aside or pay any dividends on, or make any other distributions of its capital stock or otherwise make any distributions to its stockholders in their capacity as such,

  •
  split, combine or reclassify its capital stock or issue, sell or authorize the issuance of any securities in lieu of or in substitution for shares of its capital stock,

  •
  purchase, redeem or otherwise acquire any shares of IOS capital stock or any of its subsidiaries other than in the ordinary course of business or acquired from present or former employees or officers of IOS, its subsidiaries or FTD.COM,

  •
  issue, deliver, grant, sell or award any shares of its capital stock or voting securities or materially amend or modify the terms of any existing equity-based incentives, except for any amendments or modifications consistent with past practices,

  •
  acquire by merger, consolidation or asset or stock purchases any business, corporation, partnership or other entity, except for such acquisitions that individually or in the aggregate have a purchase price that does not exceed $30 million,

  •
  sell, lease, transfer or dispose of any of IOS's or its subsidiaries assets or properties, other than assets or properties that are disposed of in the ordinary course of business consistent with past practices or in an amount that individually or in the aggregate does not exceed $15 million,

  •
  create, incur or assume any indebtedness for borrowed money except as permitted under existing credit facilities, as may be amended, but only to the extent of the aggregate amount of indebtedness for borrowed money permitted under the existing credit facilities,

  •
  alter through merger, reorganization or in any other fashion its corporate structure in a manner that would be materially adverse to FTD.COM's stockholders,

  •
  materially amend any employment, consulting or management agreement with any current IOS employee who is listed as one of the five highest compensated employees in IOS's annual report as filed with the SEC, or

  •
  authorize any of, or commit or agree to take any of, the foregoing actions.

        IOS further agreed that it will not, and will not permit any of its subsidiaries, other than FTD.COM, to take any action that would make any of the representations and warranties of IOS in the merger agreement materially untrue or cause IOS not to be in compliance with any condition in the merger agreement. In addition, IOS agreed to use its reasonable best efforts to cause the shares of IOS common stock to be approved for quotation on Nasdaq prior to the Closing Date.

        Covenants like these are included in merger agreements in order to create obligations on a party to a merger agreement to do, or not to do, things that are important to the other party before the merger happens. For example, it is important to IOS that FTD.COM maintain its current business until the merger, because IOS wants FTD.COM's business to have basically the same qualities when it merges with IOS as it had when IOS decided it wanted to merge with FTD.COM. The merger agreement can be terminated, and the merger would not happen, if FTD.COM or IOS has not materially performed or complied with one of its covenants as of the effective time of the merger. The termination of the merger agreement would affect you in that you would remain a stockholder of FTD.COM, and you would not become a stockholder of IOS.

Conditions

        The completion of the merger depends upon each party meeting a number of conditions, including the following:

  •
  adoption of the merger agreement and the related transactions by the holders of a majority of the outstanding shares of FTD.COM common stock,

  •
  the absence of any judgment, injunction or other order that has the effect of preventing consummation of the merger,

  •
  the declaration by the SEC that the registration statement of which this document is a part is effective,

  •
  each of IOS's, FTD.COM's, FTD's and Aroma Acquisition Corp.'s representations and warranties in the merger agreement must be true and correct on and as of the closing date of the merger, except to the extent:

  •
  any failure to be true and correct has not had and is not reasonably expected to have, as of the closing, a material adverse effect on their respective businesses or a material adverse effect on their ability to consummate the merger,

  •
  expressly contemplated in the agreement, or

  •
  either IOS or FTD.COM, as the case may be, had knowledge on the date of the merger agreement that such representations or warranties are not true or correct,

  •
  each of IOS, FTD.COM, FTD and Aroma Acquisition Corp. shall have performed in all material respects all obligations required under the merger agreement at or prior to the closing date, except for those obligations that individually or in the aggregate have not had and would not be likely to have a material adverse effect,

  •
  FTD.COM shall have obtained all third party consents that are required to consummate the merger and the related transactions or that are required in order to prevent a breach of or default under any of FTD.COM's or its subsidiaries' material contracts or contracts specified in the disclosure letters to the merger agreement,

  •
  the approval for quotation on Nasdaq of IOS's common stock,

  •
  the issuance of a written opinion of Kirkland & Ellis to the effect that the merger will be treated for U.S. federal income tax purposes as a "reorganization" and that each of IOS, FTD and FTD.COM will be a "party to the reorganization", in each case, within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"),

  •
  the execution of the registration and governance agreements and the continuance of such agreements in full force and effect, and

  •
  the issuance of 100% of Aroma Acquisition Corp.'s stock to FTD prior to closing and as soon as practicable after such issuance, the approval of the merger agreement and the related transactions by FTD.

        Conditions like these are put in merger agreements in order to make sure that things that each party wants to have happen before the merger have in fact occurred before the parties go through with the merger. For example, it is very important to FTD.COM that the IOS Class A common stock that you will receive in the merger be approved for quotation on Nasdaq before the merger happens, so that you can freely resell it if you are not an affiliate of IOS, FTD or FTD.COM. If any of the conditions to the completion of the merger are not met, and the failure by one party to meet the condition is not waived by the other party, the merger agreement may be terminated, and the merger would not happen. This would affect you in that you would remain a stockholder of FTD.COM and you would not become a stockholder of IOS.

Additional Agreements

        The merger agreement sets forth additional agreements between the parties, including, but not limited to, the following:

  •
  FTD.COM and IOS agree to prepare and file this registration statement with the SEC as soon as practicable following the date of the merger agreement and will use all reasonable best efforts to respond promptly to any comments and requests for additional information received from the SEC,

  •
  FTD.COM shall direct its board of directors or the special committee of the board of directors to call a stockholder meeting for the purpose of voting on and adopting the merger and the transactions contemplated under the merger agreement and shall use its reasonable best efforts to obtain such adoption,

  •
  Each of the parties shall use all reasonable efforts to take, or cause to be taken, all actions necessary, proper or advisable to consummate and make effective the merger including, but not limited to:

  •
  obtaining all necessary consents from governmental entities and third parties and supplying such parties with information reasonably requested in connection therewith,

  •
  defending any lawsuits or legal proceedings which challenge the merger agreement or the consummation of the merger,

  •
  executing and delivering any additional instruments necessary to consummate the merger and to fully carry out the merger agreement,

  •
  taking all actions necessary to ensure no state takeover statute or similar statute becomes applicable to the merger or the merger agreement and if such a statute should become applicable, taking all necessary actions to minimize the effect of such a statute, and

  •
  in the case of IOS, FTD and Aroma Acquisition Corp., obtaining any requisite consent of their senior credit lenders.

  •
  Each of the parties must give prompt notice of any of the following events:

  •
  any representations or warranties in the merger agreement becoming materially untrue and inaccurate,

  •
  failure to comply with or satisfy in any material respect any covenant, condition or agreement required to be complied with or satisfied under the merger agreement,

  •
  any notice that additional consents may be required in connection with the transactions contemplated in the merger agreement, and

  •
  the commencement of any actions, suits, claims, investigations or proceedings or to the best of its knowledge, threatened against or relating to or involving the consummation of the merger or the related transactions.

Indemnification and Insurance

        From and after the effective time, IOS and the Surviving Corporation shall indemnify each person who is now or has been at any time prior to the date of the merger agreement, or who becomes prior to the effective date, a director or officer of FTD.COM or its subsidiaries (collectively, the "indemnified parties") against all losses, claims, damages, costs, expenses, liabilities, judgments and settlement amounts that are paid or incurred in connection with any claims, actions, suits, proceedings or investigations (whether criminal, civil, investigative or administrative and whether asserted prior to, at or after the effective time) that are (i) based on or arise out of the fact that such indemnified party is or was a director, officer or agent of FTD.COM or any of its subsidiaries and relates to or arises out of actions or omissions occurring at or prior to the effective time (the "indemnified liabilities") and (ii) all indemnified liabilities based on or arising out of the merger agreement or the related transactions contemplated thereby to the fullest extent permitted under applicable law.

        Except to the extent required by law, IOS and the Surviving Corporation shall not take any actions to amend, modify, limit or repeal the provisions for indemnification or exculpation of liability of the indemnified parties contained in the certificate of incorporation or by-laws of the Surviving Corporation and its subsidiaries in effect as of the effective time in a manner that would adversely affect the rights of any indemnified party to be indemnified by such corporation in respect of serving in their capacities prior to the effective time.

        In addition, IOS will, or will cause the Surviving Corporation to, maintain in effect, for six years after the effective time of the merger, directors' and officers' liability insurance policies maintained by FTD.COM as of the date of the merger agreement. The coverage of that policy will be no less favorable in amount and scope than the directors' and officers' existing coverage with respect to matters occurring prior to or at the effective time to the extent such liability insurance can be maintained annually at a cost to IOS or the Surviving Corporation not greater than 200% of the current annual premiums allocable to and paid by FTD.COM. If the premiums exceed 200% of the current annual premiums, then IOS will, and will cause the Surviving Corporation to, obtain the maximum amount of coverage that can be purchased or maintained for a premium equal to 200% of the current annual premiums allocable to and paid by FTD.COM.

        The indemnification set forth in the merger agreement shall be in addition to, and shall not impair, any other rights an indemnified party may have under the certificate of incorporation or by-laws of the Surviving Corporation or any of its subsidiaries, under Delaware law or otherwise.

Termination, Amendment And Waiver

        At any time prior to the effective time of the merger, whether before or after approval of the merger agreement by the stockholders of FTD.COM, the merger agreement may be terminated by the mutual written consent of IOS, FTD, Aroma Acquisition Corp. and the special committee of FTD.COM's board of directors.

        In addition, either IOS, FTD or the special committee of FTD.COM's board of directors may terminate the merger agreement prior to the effective time of the merger, whether before or after approval of the merger agreement by the stockholders of FTD.COM, in the following circumstances:

  •
  the merger has not been completed on or before August 31, 2002, unless the failure to consummate the merger is the result of a breach by the party seeking to terminate the merger agreement,

  •
  there has been a material breach of any representation, warranty, covenant or agreement on the part of the non-terminating party, which breach cannot be cured or is not cured within the earlier of 30 days following receipt by the non-terminating party of notice of such breach or August 31, 2002, or

  •
  a court of competent jurisdiction or other governmental entity issues an order making it illegal or otherwise restricting, preventing or prohibiting the merger and such order is final and nonappealable.

        FTD.COM may terminate the merger agreement prior to the effective time of the merger, whether before or after adoption of the merger agreement by the stockholders of FTD.COM, if the special committee of FTD.COM's board of directors determines in good faith, based on advice of outside legal counsel, that failure to terminate the merger agreement would violate the board's fiduciary duties imposed by applicable law by reason of an unsolicited bona fide alternative proposal having been made, which meets the requirements set forth in the merger agreement.

        In addition, IOS or FTD may terminate the merger agreement prior to the effective time of the merger, whether before or after adoption of the merger agreement by the stockholders of FTD.COM, if FTD.COM's board of directors (or a special committee thereof) shall:

  •
  have withdrawn or modified its approval or recommendation of the merger agreement in a manner adverse to IOS and FTD,

  •
  have recommended or taken no position with respect to an alternative proposal to the stockholders of FTD.COM, or

  •
  resolve to take any of the foregoing actions.

        The merger agreement may be amended by the parties in writing at any time before or after adoption of the merger agreement by the stockholders of FTD.COM; provided, however, that after adoption of the merger agreement by the stockholders of FTD.COM, no amendment shall be made that by law requires further stockholder approval by FTD.COM's stockholders without obtaining the approval of such stockholders. In the event the merger agreement is amended after distribution of the definitive joint proxy statement/prospectus in any manner that would be material to an FTD.COM stockholder's decision on whether to approve the merger agreement, FTD.COM will deliver a supplement to each of its stockholders informing them of such amendment.

        Neither party will have to pay a termination fee if the merger agreement is terminated.

PRICE RANGE AND DIVIDENDS

FTD.COM

        The FTD.COM Class A common stock is quoted on the Nasdaq National Market under the symbol "EFTD." The table below sets forth the high and low intraday sales prices as reported in the Nasdaq National Market for FTD.COM Class A common stock for the first three quarterly periods of fiscal year 2002, and each quarterly period of fiscal year 2001 and fiscal year 2000, beginning with September 29, 1999, the first day of trading.

	High	Low
Fiscal 2000
First Quarter (September 29 and September 30)	$12.5625	$7.8750
Second Quarter (October 1 - December 31)	$8.8750	$4.5000
Third Quarter (January 1 - March 31)	$6.0625	$2.8750
Fourth Quarter (April 1 - June 30)	$3.5000	$1.7500
Fiscal 2001
First Quarter (July 1 - September 30)	$2.5938	$1.8750
Second Quarter (October 1 - December 31)	$3.5625	$1.0625
Third Quarter (January 1 - March 31)	$3.7500	$1.3750
Fourth Quarter (April 1 - June 30)	$7.3900	$2.8750
Fiscal 2002
First Quarter (July 1 - September 30)	$8.5900	$3.2000
Second Quarter (October 1 - December 31)	$8.1000	$3.6300
Third Quarter (January 1 through March 31)	$9.2100	$4.9100
Fourth Quarter (April 1 - April 29)	$6.5000	$4.4100

        There were            stockholders of record of FTD.COM Class A common stock as of the record date for the special meeting, excluding beneficial owners of shares registered in nominee or street name.

        Since its initial public offering in 1999, FTD.COM has not paid dividends on its Class A common stock. Before the consummation of the merger, future earnings of FTD.COM are expected to be retained for the development of the business of FTD.COM.

IOS

        As of the date hereof, there is no established trading market for IOS's common stock. As of the record date for the special meeting, there were approximately     holders of record of IOS Class A common stock, par value $0.01 per share, and three holders of record of IOS Class B common stock, par value $0.0005 per share.

        IOS has not paid any cash dividends on its common stock since its inception in 1994. Any future determination as to the payment of dividends will be at the discretion of the board of directors of IOS and will depend upon its financial condition, results of operations, capital requirements, compliance with certain charter and contractual restrictions and such other factors as the board of directors deems relevant.

COMPARATIVE PER SHARE INFORMATION

        The table below summarizes certain historical per share information for IOS's Class A and Class B common stock and FTD.COM's Class A and Class B common stock and consolidated pro forma per share information giving effect to the merger. Earnings per share amounts set forth below are reported as diluted. The comparative per share data should also be read in conjunction with the audited and unaudited historical financial statements of IOS and FTD.COM, including the related notes, included in this joint proxy statement/prospectus, and the selected historical consolidated financial data, including the related notes, included in this joint proxy statement/prospectus.

        The pro forma per share data has been included for comparative purposes only and does not purport to be indicative of the results of operations or financial position of IOS had the merger been completed at the beginning of the period or as of the date indicated or the results of operations or financial position of IOS for any future period or date. This information should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Information of IOS."

        FTD.COM's Class A common stock is quoted under the symbol "EFTD" on the Nasdaq National Market. There is no established trading market for FTD.COM's Class B common stock or IOS's Class A and Class B common stock. For more information, see "Price Range and Dividends."

	As of and for the Year Ended June 30, 2001	As of and for the Nine Months Ended March 31, 2002
Historical Per Share Information
IOS:
Book value per share(1)	$3.51	$4.23
Cash dividends per share	$—	$—
Diluted earnings per share from continuing operations	$0.87	$0.66
FTD.COM:
Book value per share(1)	$0.38	$0.63
Cash dividends per share	$—	$—
Diluted earnings per share from continuing operations	$0.17	$0.23
Pro Forma Per Share Information
Book value per share(2)	N/A	$6.63
Cash dividends per share	$—	$—
Diluted earnings per share from continuing operations	$0.76	$0.59

(1)
Historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding, net of treasury shares, at the end of each period.

(2)
Pro forma book value per share is computed by dividing pro forma stockholders' equity by the sum of: (i) the number of shares of IOS common stock outstanding at the end of the period, and (ii) the common shares to be issued in connection with the merger. The pro forma per share data does not reflect the impact of the intended stock dividend to IOS common stockholders at or shortly after the time of the merger.

SELECTED HISTORICAL FINANCIAL DATA OF IOS

        The following table sets forth IOS's selected historical financial data for the periods and as of the dates presented. The statement of operations data for the years ended June 30, 1997 and 1998 and the balance sheet data at June 30, 1997, 1998 and 1999 are derived from IOS's consolidated financial statements and notes thereto, which have been audited by KPMG LLP, independent auditors, and are not included herein. The statement of operations data for each of the years in the three-year period ended June 30, 2001 and the balance sheet data at June 30, 2000 and 2001 have been derived from IOS's consolidated financial statements and notes thereto audited by KPMG LLP, independent auditors, which are attached as Annex G to this document. The statement of operations data and balance sheet data at and for the nine-month periods ended March 31, 2001 and 2002, which are attached as Annex G to this document, are derived from unaudited financial statements, which, in the opinion of IOS's management, reflect all adjustments consisting of normal recurring adjustments necessary for the fair presentation of the financial condition and results of operations for such periods.

        The following statement of operations data has been reclassified to reflect IOS's adoption of the requirements of Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Product) ("EITF 01-9"), during the third quarter of fiscal year 2002.

	For the Years Ended June 30,						For the Nine Months Ended March 31,
	1997	1998	1999	2000	2001		2001		2002
	(In Thousands, Except Per Share Amounts)						(Unaudited)
Statement of Operations Data:
Total revenue	$177,731	$179,675	$209,385	$264,834	$305,995		$224,351		$229,529
Costs of goods sold and services provided	87,395	86,955	95,894	135,069	159,879		116,561		122,706
Selling, general and administrative expenses	78,915	80,406	102,747	152,871 (1)	120,826	(2)	92,919	(2)	85,325	(3)

Income (loss) from operations	11,421	12,314	10,744	(23,106)	25,290		14,871		21,498
Other expense (income), net	12,752 (4)	9,115	6,699	4,006	6,660	(5,6)	(8,599	)(5)	1,785
Income tax expense (benefit)	416	2,102	3,192	(7,586)	3,771		6,225		8,232
Minority interest(7)	(14)	(1)	—	(4,389)	1,908		824		1,639

Net income (loss) before extraordinary item	(1,733)	1,098	853	(15,137)	12,951		16,421		9,842
Extraordinary item(8):
Loss on extinguishment of debt (net of income tax benefit).	—	(835)	(3,714)	—	—		—		(342)

Net income (loss)	$(1,733)	$263	$(2,861)	$(15,137)	$12,951		$16,421		$9,500

Income (loss) per share:
Basic net income (loss) before extraordinary item	$(0.11)	$0.07	$0.05	$(0.99)	$0.88		$1.12		$0.67
Diluted net income (loss) before extraordinary item	(0.11)	0.07	0.05	(0.99)	0.87		1.10		0.66
Extraordinary item	—	(0.05)	(0.24)	—	—		—		0.02
Basic net income (loss) per share	(0.11)	0.02	(0.19)	(0.99)	0.88		1.12		0.65
Diluted net income (loss) per share	(0.11)	0.02	(0.19)	(0.99)	0.87		1.10		0.64
Weighted average basic common shares outstanding	15,371	15,358	15,355	15,328	14,655		14,716		14,512
Weighted average diluted common shares outstanding	15,371	15,358	15,355	15,328	14,903		14,965		14,765

	As of and for the Years Ended June 30,					As of and For the Nine Months Ended March 31,
	1997	1998	1999	2000	2001	2001	2002
	(In Thousands)					(Unaudited)
Other Data:
EBITDA(9)	$26,114	$22,381	$17,851	$(7,545)	$35,913	$23,272	$27,912
Cash flows provided by (used in)
Operating activities	12,475	13,092	(2,504)	(8,780)	12,965	8,386	20,645
Investing activities	3,610	(2,045)	(9,184)	(15,804)	(5,880)	(3,122)	(13,030)
Financing activities	(14,436)	(25,664)	538	42,951	3,438	(1,527)	(4,877)
Depreciation and amortization	15,606	9,570	7,307	8,628	9,487	7,528	7,188
Capital expenditures	2,614	1,942	8,970	15,655	3,952	2,804	3,497
Balance Sheet Data:
Working capital (deficit)	$5,339	$(4,148)	$(8,285)	$778	$13,736	$17,031	$25,420
Total assets	181,724	154,486	144,697	171,466	175,351	$171,522	189,661
Long-term debt, including current portion	82,400	58,130	51,750	54,750	54,875	53,250	54,000
Stockholders' equity	27,172	27,924	23,778	47,849	51,139	53,685	61,670

(1)
In the fourth quarter of fiscal year 2000, IOS recorded a $4.4 million charge, reflected in selling, general and administrative expenses, associated with the write-off of development work related to an unlaunched version of its FTD.COM Web site. In the same quarter, FTD.COM terminated one of its Internet portal distribution agreements. In conjunction with this termination, IOS recorded a $2.3 million charge, reflected in selling, general and administrative expenses.

(2)
In the second quarter of fiscal year 2001, IOS recorded a $0.5 million gain, reflected in selling, general and administrative expenses, attributable to the settlement of a third party vendor cancellation fee for less than the amount originally accrued in the fourth quarter of fiscal year 2000 by FTD.COM.

(3)
During the nine months ended March 31, 2002, IOS recorded the following as a component of selling, general and administrative expenses:

•
A $1.4 million gain attributable to the termination of certain future post-retirement health care benefits. IOS provides certain post-retirement health care benefits to qualifying retirees under the terms of IOS's qualified retirement plan. This termination in benefits caused a decrease in IOS post-retirement health care obligation attributed to prior services rendered.

•
An impairment loss for internal use software in the amount of $0.4 million that had been used to process clearinghouse and related transactions for member services.

•
Severance costs of $0.5 million for certain former employees.

•
A $2.6 million gain attributable to the settlement of a claim against the developer of an unlaunched version of FTD.COM's Web site.

•
$1.0 million of expense incurred by FTD.COM related to the pending merger.

(4)
In fiscal year 1997, in connection with the relocation of its headquarters to Downers Grove, Illinois, the Company incurred a loss of $0.5 million on the sale of its Southfield, Michigan facility.

(5)
In the first quarter of fiscal year 2001, IOS recorded a $12.0 million litigation settlement gain, reflected as a reduction of other expense, whereby one of IOS's stockholders, and former warrantholder, returned 750,000 shares of Class B common stock, which IOS recorded as treasury stock. The stockholder received these shares upon exercise of IOS's common stock warrants, which were originally issued to the stockholder in conjunction with the acquisition of Florist Transworld Delivery Association by IOS in 1994.

(6)
In the fourth quarter of fiscal year 2001, IOS recorded a termination charge of $14.5 million, reflected in other expense, related to the dissolution of a contractual relationship between IOS and a member-owned trade association pursuant to a termination agreement.

(7)
In fiscal years 1997 and 1998, represents the minority's interest in Renaissance, which was purchased for cash by FTD in fiscal year 1998. In fiscal years 2000 and 2001 and the nine-month periods presented, represents the minority's interest in FTD.COM.

(8)
In November 1997, FTD entered into a new credit agreement with a group of banks led by Bank One Capital Markets, Inc. As a result of entering into the new credit agreement, unamortized deferred financing costs associated with the then existing debt were expensed, resulting in a net loss on extinguishment of debt of $0.8 million after the related income tax benefit of $0.5 million. In December 1998, the Company repurchased the $60.0 million aggregate principal amount of 14% Senior Subordinated Notes due December 15, 2001 (the "Notes"). The aggregate repurchase price totaled $64.2 million and consisted of the $60.0 million principal on the Notes and a $4.2 million pre-payment penalty. As a result of the repurchase of the Notes, $1.7 million of unamortized discount and $1.2 million of deferred financing costs associated with the Notes were expensed in December 1998. Accordingly, the loss on the repurchase of the Notes totaled $7.1 million. The related income tax benefit attributable to the loss on the repurchase of the Notes was $3.4 million, for a tax-effected loss on reacquisition of the Note of $3.7 million. See Note 3 to the consolidated financial statements included herein. In September 2001, FTD entered into a new credit agreement with Harris Trust and Savings Bank. As a result of entering into the new credit agreement, unamortized deferred financing costs associated with the then existing debt were expensed, resulting in a net loss on extinguishment of debt of $0.3 million after the related income tax benefit of $0.2 million.

(9)
EBITDA consists of net income (loss) before extraordinary items, minority interest, income tax expense (benefit), interest expense (income), depreciation and amortization, stock-based compensation expense, and the nonrecurring charges and gains as described in notes 1 through 6 above. EBITDA should not be considered an alternative to, or more meaningful than, income before income taxes, cash flow from operating activities or other traditional indicators of operating performance. Rather, EBITDA is presented because it is a widely accepted supplemental financial measure that we believe provides relevant and useful information. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies, because all companies do not calculate these non-GAAP measures in the same manner.

SELECTED HISTORICAL FINANCIAL DATA OF FTD.COM

        FTD.COM was formed in May 1999 to own and operate the Internet and telephone floral and specialty gift business of FTD. The following table sets forth FTD.COM's selected historical financial data for the years ended June 30, 1997, 1998 and 1999 for FTD's consumer floral order business unit and for the years ended June 30, 2000 and 2001 and nine-month periods ended March 31, 2001 and 2002 of FTD.COM. Although FTD.COM was not a separate company until May 1999, the financial statements present the operations of businesses owned and operated by FTD.COM as if it had been a separate entity since July 1, 1996.

        The statement of operations data for the years ended June 30, 1997 and 1998 and the balance sheet data at June 30, 1997, 1998 and 1999 are derived from FTD.COM's audited financial statements and notes thereto, audited by KPMG LLP, independent auditors, and are not included herein. The statement of operations data for each of the years in the three-year period ended June 30, 2001 and the balance sheet data at June 30, 2000 and 2001 have been derived from FTD.COM's financial statements and notes thereto, audited by KPMG LLP, independent auditors, which are annexed as Annex H to this document. The statement of operations data and balance sheet data at and for the nine-month periods ended March 31, 2001 and 2002, which are attached as Annex H to this document, are derived from unaudited financial statements, which, in the opinion of FTD.COM's management, reflect all necessary adjustments consisting of normal recurring adjustments necessary for the fair presentation of financial condition and results of operations for such periods.

        The following statement of operations data has been reclassified to reflect FTD.COM's adoption of the requirements of EITF 01-9 during the third quarter of fiscal 2002.

	For the Years Ended June 30,						For the Nine Months Ended March 31,
	1997	1998	1999	2000	2001		2001		2002
	(In Thousands, Except Per Share Amounts)						(Unaudited)
Statement of Operations Data:
Order revenues and service fees, net of discounts	$26,230	$30,423	$45,212	$87,586	$117,517		$78,206		$101,261
Commissions, from FTD	—	—	4,148	7,245	8,941		5,907		7,072
Other, principally from FTD	25	240	258	3,374	3,836		2,666		2,805

Total revenues	26,255	30,663	49,618	98,205	130,294		86,779		111,138
Costs of fulfillment and processing service	22,545	26,630	39,343	70,905	93,476		62,290		79,212

Gross profit	3,710	4,033	10,275	27,300	36,818		24,489		31,926
Operating expenses:
Marketing and promotions	4,602	5,689	11,496	41,921 (1)	13,471		9,673		9,885
Technology development	1,546	1,420	2,156	11,840 (1)	4,226	(2)	2,767	(2)	1,009	(3)
General and administrative	3,267	3,239	4,983	9,750	11,864		8,055		10,442	(4)

Total operating expenses	9,415	10,348	18,635	63,511	29,561		20,495		21,336

Income (loss) from operations	(5,705)	(6,315)	(8,360)	(36,211)	7,257		3,994		10,590
Interest income (expense)	(267)	(177)	(142)	1,609	1,236		900		624

Income (loss) before income taxes	(5,972)	(6,492)	(8,502)	(34,602)	8,493		4,894		11,214
Income tax benefit	2,389	2,597	3,055	—	—		—		—

Net income (loss)	(3,583)	(3,895)	(5,447)	(34,602)	8,493		4,894		11,214
Dividends on preferred stock	—	—	74	—	—		—		—

Net income (loss) available to common stockholders	$(3,583)	$(3,895)	$(5,521)	$(34,602)	$8,493		$4,894		$11,214

Basic net income (loss) per share	N/A	N/A	$(0.13)	$(0.75)	$0.18		$0.10		$0.23
Diluted net income (loss) per share	N/A	N/A	(0.13)	(0.75)	0.17		0.10		0.23
Weighted average basic common shares outstanding	N/A	N/A	40,920 (5)	45,879	47,351		47,300		47,722
Weighted average diluted common shares outstanding	N/A	N/A	40,920 (5)	45,879	48,661		48,646		48,731

	As of and for the Years Ended June 30,					As of and for the Nine Months Ended March 31,
	1997	1998	1999	2000	2001	2001	2002
	(In Thousands)					(Unaudited)
Other Data:
EBITDA (6)	$(5,705)	$(6,315)	$(8,360)	$(29,288)	$8,447	$4,795	$10,173
Cash flows provided by (used in):
Operating activities	(3,136)	(5,762)	(4,500)	(22,138)	8,141	4,524	16,545
Investing activities	—	—	—	(3,711)	(1,366)	(277)	(9,338)
Financing activities	3,136	5,762	12,705	35,605	1,035	—	(1,150)
Depreciation and amortization	—	—	—	—	404	344	113
Capital expenditures	—	—	—	3,711	277	277	278
Balance Sheet Data:
Working capital	$(2,018)	$(2,130)	$8,169	$8,370	$17,348	$14,564	$21,872
Total assets	247	2,212	11,422	19,219	27,156	23,679	42,452
Stockholders' equity (deficit)	(2,018)	(151)	(905)	8,772	18,460	14,647	30,660

(1)
In the fourth quarter of fiscal year 2000, FTD.COM recorded a $4.4 million charge, reflected in technology development expenses, associated with the write-off of development work related to an unlaunched version of its Web site. In the same quarter, FTD.COM terminated one of its Internet portal distribution agreements. In conjunction with this termination, FTD.COM recorded a $2.3 million charge, reflected in marketing and promotions expenses.

(2)
In the second quarter of fiscal year 2001, FTD.COM recorded $0.5 million gain, reflected in technology development expenses, attributable to the settlement of a third party vendor cancellation fee for less than the amount originally accrued in the fourth quarter of fiscal year 2000.

(3)
In the first quarter of fiscal year 2002, FTD.COM recorded a $2.6 million gain, reflected in technology development expenses, attributable to the settlement of a claim against the developer of an unlaunched version of its Web site.

(4)
In the third quarter of fiscal year 2002, FTD.COM recorded $1.0 million of expenses related to the pending merger.

(5)
The 1999 pro forma weighted average basic and diluted common shares outstanding consist of 40,920,000 shares of common stock issued in conjunction with the incorporation of FTD.COM on May 19, 1999, retroactively adjusted to reflect the 12-for-1 split of the FTD.COM Class B common stock as discussed in Note 1 of the notes to the financial statements, which are included in this document at Annex H.

(6)
EBITDA consists of net income (loss) before income tax benefit, interest income (expense), depreciation and amortization, stock-based compensation expense, and the nonrecurring charges and gains as described in notes 1, 2 and 3 above. EBITDA should not be considered an alternative to, or more meaningful than, income before income taxes, cash flow from operating activities or other traditional indicators of operating performance. Rather, EBITDA is presented because it is a widely accepted supplemental financial measure that we believe provides relevant and useful information. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies, because all companies do not calculate these non-GAAP measures in the same manner.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION OF IOS

        The following unaudited pro forma condensed consolidated financial statements are presented to illustrate the effects of the merger on the results of operations and financial position of IOS had the merger been completed at an earlier date. The unaudited pro forma condensed consolidated statements of operations for the year ended June 30, 2001 and the nine months ended March 31, 2002 reflect adjustments as if the merger had occurred on July 1, 2000. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2002 gives effect to the merger as if it had occurred on March 31, 2002.

        IOS's acquisition of the FTD.COM minority interest in the merger will be accounted for using the purchase method of accounting, as prescribed by SFAS No. 141, "Business Combinations." Accordingly, the purchase price will be allocated to the minority interest portion of the estimated fair value of identifiable net assets acquired. Any excess purchase price remaining after this allocation will be accounted for as goodwill, which will not be amortized.

        The financial effects of the merger presented in the unaudited pro forma condensed consolidated financial statements are not necessarily indicative of either the financial position or results of operations that would have been obtained had the merger actually occurred on the dates set forth above, nor are they necessarily indicative of the results of future operations. The unaudited pro forma condensed consolidated statements of operations do not reflect any adjustments for nonrecurring items or operating synergies as a result of the merger. In addition, pro forma adjustments are based on certain assumptions and other information that are subject to change as additional information becomes available. Accordingly, the adjustments included in IOS's financial statements published after the completion of the merger will vary from the adjustments included in the unaudited pro forma condensed consolidated financial statements included in this joint proxy statement/prospectus.

        The unaudited pro forma condensed consolidated financial statements should be read in conjunction with IOS's and FTD.COM's audited and unaudited historical financial statements, and related notes, included as Annexes G and H to this joint proxy statement/prospectus.

IOS BRANDS CORPORATION

Unaudited Pro Forma Condensed Consolidated Balance Sheet

March 31, 2002

(In Thousands)

	Historical	Pro Forma Adjustments(1)		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$33,546			$33,546
Restricted cash	1,400			1,400
Accounts receivable, net	34,441			34,441
Inventories, net	11,313			11,313
Deferred income taxes	3,583			3,583
Prepaid expenses and other	4,510			4,510

Total current assets	88,793			88,793
Property and equipment, less accumulated depreciation	15,212			15,212
Other assets:
Deferred income taxes	—			—
Other noncurrent assets	14,338			14,338
Goodwill and other intangibles, less accumulated amortization	71,318	$49,671	(2a)	120,989

Total other assets	85,656	49,671		135,327

Total assets	$189,661	$49,671		$239,332

Liabilities and Stockholders' Equity
Current liabilities:
Book overdrafts	$4,933			4,933
Accounts payable	38,055	$4,000	(2a)	42,055
Customer deposits and accrued customer incentive programs	10,569			10,569
Other accrued liabilities	9,816			9,816

Total current liabilities	63,373	4,000		67,373
Long-term debt	54,000			54,000
Deferred income taxes	1,816	1,041	(2b)	2,857
Pension and other post-retirement benefits	4,320			4,320
Minority interest in subsidiary	4,482	(4,482)	(2a)	—
Stockholders' equity:
Common stock:
Class A	126	21	(2c)	147
Class B	2			2
Paid-in capital	81,731	49,067	(2c)	136,667
		5,869	(2d)
Accumulated deficit	(3,260)	(38)	(2d)	(3,298)
Accumulated other comprehensive loss	(646)			(646)
Deferred compensation	(2,170)	(5,807)	(2d)	(7,977)
Treasury stock	(14,113)			(14,113)

Total stockholders' equity	61,670	49,112		110,782

Total liabilities and stockholders' equity	$189,661	$49,671		$239,332

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

IOS BRANDS CORPORATION

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year Ended June 30, 2001

(In Thousands, Except Per Share Amounts)

	Historical	Pro Forma Adjustments(1)		Pro Forma
Revenues:
Member services	$101,254			$101,254
Technology products	36,929			36,929
Specialty wholesaling	52,550			52,550
Direct to consumer	117,517			117,517

Revenues	308,250			308,250
Costs of goods sold and services provided:
Member services	13,103			13,103
Technology products	12,960			12,960
Specialty wholesaling	42,127			42,127
Direct to consumer	89,969			89,969

Costs of goods sold and services provided	158,159			158,159
Operating expenses:
Advertising and selling	74,165			74,165
General and administrative	50,636	$593	(3a)	53,861
		2,632	(3b)

Total operating expenses	124,801	3,225		128,026
Income from operations	25,290	(3,225)		22,065

Other income and expenses:
Interest income	(1,474)			(1,474)
Interest expense	5,195			5,195
Other expense, net	2,939			2,939

Total other income and expenses	6,660			6,660

Income before income tax and minority interest	18,630	(3,225)		15,405

Income tax expense	3,771	(1,258	)(3d)	2,513
Minority interest	1,908	(1,908	)(3c)	—

Net income	$12,951	$(59)		$12,892

Net income per common share:
Basic	$0.88			$0.79
Diluted	$0.87			$0.76
Weighted average common shares outstanding:
Basic	14,655	1,679	(3e)	16,334

Diluted	14,903	2,149	(3e)	17,052

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

IOS BRANDS CORPORATION

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Nine Months Ended March 31, 2002

(In Thousands, Except Per Share Amounts)

	Historical	Pro Forma Adjustments(1)		Pro Forma
Revenues:
Member services	$70,835			$70,835
Technology products	24,370			24,370
Specialty wholesaling	33,063			33,063
Direct to consumer	101,261			101,261

Revenues	229,529			229,529
Costs of goods sold and services provided:
Member services	9,849			9,849
Technology products	9,109			9,109
Specialty wholesaling	25,898			25,898
Direct to consumer	77,850			77,850

Costs of goods sold and services provided	122,706			122,706
Operating expenses:
Advertising and selling	48,239			48,239
General and administrative	37,086	$445	(3a)	39,505
		1,974	(3b)

Total operating expenses	85,325	2,419		87,744
Income from operations	21,498	(2,419)		19,079

Other income and expenses:
Interest income	(751)			(751)
Interest expense	2,624			2,624
Other income, net	(88)			(88)

Total other income and expenses	1,785			1,785

Income before income tax and minority interest	19,713	(2,419)		17,294
Income tax expense	8,232	(943)	(3d)	7,289
Minority interest	1,639	(1,639)	(3c)	—

Income from continuing operations	$9,842	$163		$10,005

Income from continuing operations per common share:
Basic	$0.67			$0.61
Diluted	$0.66			$0.59
Weighted average common shares outstanding:
Basic	14,512	1,814	(3e)	16,326

Diluted	14,765	2,167	(3e)	16,932

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

IOS BRANDS CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

  The following summary of pro forma adjustments is based on available information and certain estimates and assumptions. Therefore, the actual adjustments will differ from the pro forma adjustments. IOS believes that such assumptions provide a reasonable basis for presenting the significant effects of the merger and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the accompanying condensed consolidated financial statements.

  IOS has accounted for the merger in accordance with the requirements of SFAS No. 141, "Business Combinations." Accordingly, IOS recognized certain intangible assets acquired separately from goodwill, which represents the excess of the purchase price over the minority interest portion of the estimated fair value of identifiable net assets acquired. In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill will not be amortized. These assets will be reviewed for impairment in accordance with the provisions of SFAS No. 142.

  Amounts for IOS were derived from the historical consolidated financial statements of IOS, included as Annex G in this joint proxy statement/prospectus.

2.    Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

(a)
The unaudited pro forma condensed consolidated balance sheet gives effect to the following transactions and events: (1) the issuance of IOS Class A common stock in exchange for all outstanding FTD.COM Class A common stock; (2) the allocation of the purchase price to the assets acquired and liabilities assumed based on a preliminary estimate of their respective fair values at March 31, 2002; (3) the elimination of the FTD.COM minority interest in IOS's consolidated financial statements; (4) the stockholders' equity impact of exchanging FTD.COM stock awards for IOS stock awards; and (5) the recognition of deferred income taxes, which result from differences in the estimated fair value of net assets acquired and liabilities assumed for financial reporting purposes and their respective tax bases.

  The value of IOS common stock to be issued in the merger was based upon the exchange ratio and considering the $7.04 average closing price of FTD.COM's common stock for the 5 trading days prior to and the 5 trading days subsequent to the announcement of the merger agreement on March 3, 2002. The estimated pro forma allocation of the purchase price is as follows (in thousands):

Value of IOS common stock to be issued	$49,088
Fees and other costs of the merger	4,000

Total purchase price	$53,088

Minority interest portion of estimated fair value of FTD.COM identifiable assets:
Customer lists	$2,384	*
Internal use software	347	*
Minority interest at March 31, 2002	4,482
Deferred income taxes on net assets acquired	(1,065)

Estimated fair value of identifiable net assets acquired	$6,148

Excess of purchase price over net assets acquired	$46,940	*

*
Included in pro forma adjustments to goodwill and other intangibles

(b)
Represents the recognition of a noncurrent deferred income tax liability of $1.1 million associated with the allocation of the purchase price and a $24,000 deferred income tax asset associated with the compensation costs discussed in note 2(d) below. These adjustments were recorded using an effective income tax rate of 39%.

(c)
Represents the issuance of 2.1 million shares of IOS Class A common stock, par value $0.01 per share. This is based on FTD.COM Class A common stock outstanding of 8.2 million shares at March 31, 2002, which includes 1.2 million shares of unvested restricted stock that are not considered part of the estimated fair value as discussed in note 2(d) below, and applying an exchange ratio of 0.26. The excess of fair value over the par value of IOS common stock issued of $49.1 million was recorded as an adjustment to paid-in capital.

(d)
In connection with the merger, vested and unvested grants of stock options and restricted stock of FTD.COM will be converted into awards of stock options and restricted stock of IOS Class A common stock at the exchange ratio (collectively, the "awards"). The new awards will have the same vesting provisions, option periods, aggregate intrinsic value, ratio of exercise price per option to the market value per share and other terms as the FTD.COM awards exchanged.

  Based on the consensus views reached in the last 18 months on Emerging Issues Task Force Issue No. 00-23 and the Financial Accounting Standards Board Interpretation No. 44, issued in March, 2000, the exchange of FTD.COM awards for IOS awards as described in the preceding paragraph is considered a modification of a stock-based compensation arrangement. Accordingly, a new measurement of compensation cost will be required at the date of the exchange. For unvested restricted stock and option awards, the difference between the original intrinsic value of the awards and the value of the awards at the new measurement date will be recognized over the remaining life of the awards. The vested portion of restricted stock awards will be considered part of the purchase price of the acquisition of the minority interest, except for shares that have not been unrestricted for more than six months ("immature" shares). Immature shares are shares outstanding related to restricted stock for which the restrictions have lapsed within six months prior to the exchange date. To the extent the exchanged options are fully vested or exchanged shares are immature, any additional compensation expense resulting from the new measurement date will be recognized immediately.

  The accumulated deficit adjustment represents the $38,000 nonrecurring, non-cash after-tax expense for fully vested stock options that were outstanding at March 31, 2002. The deferred compensation adjustment of $5.8 million represents the difference between the original intrinsic value of the unvested awards and the value of the unvested awards at the new measurement date. The adjustment to paid-in capital represents the $5.8 million of deferred compensation and $62,000 associated with stock options that were fully vested at March 31, 2002.

3.    Adjustments to Unaudited Pro Forma Condensed Consolidated Statements of Operations

(a)
Represents the amortization expense related to the minority interest portion of identifiable intangible assets acquired in the merger, amortized on a straight-line basis, as follows (dollars in thousands):

	Estimated Fair Value	Useful Life	Year Ended June 30, 2001	Nine Months Ended March 31, 2002
Customer lists	$2,384	5 yrs	$477	$358
Internal use software	347	3 yrs	116	87

			$593	$445

(b)
Represents the adjustment to record additional compensation expense for unvested FTD.COM stock awards exchanged for IOS awards assuming the merger occurred on July 1, 2000. Based on the exchange ratio and considering the $7.04 average closing price of FTD.COM common stock, IOS would have recorded $7.6 million of deferred compensation expense to be amortized over the remaining vesting period of the awards. As of July 1, 2000, the remaining vesting period for the awards ranged from 27 to 35 months. Accordingly, the pro forma condensed consolidated statements of operations for the year ended June 30, 2001 and the nine-month period ended March 31, 2002 reflect additional pre-tax compensation expense of $2.6 million and $2.0 million, respectively.

  As a result of stock awards vesting subsequent to July 1, 2000, and prior to the actual date of the merger, it is estimated that the stock compensation costs to be deferred and amortized over the remaining vesting period of the awards will be reduced from the $7.6 million assumed in the pro forma condensed consolidated statements of operations, to approximately $3.0 million at an assumed merger date of June 30, 2002. Correspondingly, IOS will be required to record a nonrecurring, non-cash pre-tax expense arising from the new measurement date for these fully vested stock awards at the date of the merger in an amount estimated to be as much as $2.8 million. No such nonrecurring charge is reflected in the pro forma condensed consolidated statements of operations.

  In the event that the merger is consummated on or prior to June 30, 2002 and the payments are approved by the stockholders of IOS, certain executives of IOS and FTD.COM would be entitled to one-time bonus payments that would total $8.6 million. No such nonrecurring pre-tax charge is reflected in the pro forma condensed consolidated statements of operations.

(c)
Represents the elimination of the minority interest in earnings of FTD.COM for the periods presented.

(d)
The assumed effective tax rate of the pro forma adjustments, excluding the minority interest adjustment, is 39% for the year ended June 30, 2001 and the nine-month period ended March 31, 2002. The minority interest adjustment is net of tax, consistent with the presentation of minority interest in the historical condensed consolidated financial statements. The tax benefit reflected in the pro forma adjustments may be reduced due to limitations on the tax deductibility of compensation to employees who earn in excess of $1.0 million. Any such limitations have not been considered in calculating the tax benefit for purposes of preparing the pro forma condensed consolidated financial statements.

(e)
Represents the additional shares of IOS common stock outstanding due to the conversion of FTD.COM common stock to IOS common stock for the periods presented using an exchange ratio of 0.26.

  IOS intends to declare a 3-for-1 stock dividend at or shortly after the time of the merger. The effects of the dividend are not reflected in the accompanying pro forma statements of operations. For accounting purposes, the dividend will be treated as a stock split effected in the form of a dividend. Net income per common share for the year ended June 30, 2001, considering the impact of the intended dividend, would have been $0.20 and $0.19 per basic and diluted common share, respectively. Income from continuing operations per common share for the nine-month period ended March 31, 2002, considering the impact of the intended dividend, would have been $0.15 per basic and diluted common share.

DIRECTORS AND EXECUTIVE OFFICERS OF IOS AND FTD.COM

Board of Directors of IOS After Completion of the Merger

        The IOS board of directors currently has six members. After the IOS transactions and the consummation of the merger, it is expected that the IOS board of directors will consist of nine members, divided into three separate classes, as nearly equal in size as possible, with one class elected annually. At this time, the board has not determined which individual directors would be placed in any particular class. The following table sets forth the names and ages of the individuals IOS currently expects will serve on its board of directors after completion of the merger. IOS expects to appoint four additional directors, including at least three "independent" directors as required by the rules and regulations of the Nasdaq National Market. Each of the individuals listed in the table below currently serves on IOS's board of directors, except Mr. Soenen.

Name	Age
Robert L. Norton	55
Habib Y. Gorgi	45
Stephen G. Pagliuca	47
Richard C. Perry	47
Michael J. Soenen	32

        Set forth below is a description of the backgrounds of the persons named in the table above.

        Robert L. Norton.    Mr. Norton is the Chairman of the Board of Directors, Chief Executive Officer and President of IOS. Mr. Norton has served as Chairman of the Board of IOS since June 2000, as Chief Executive Officer since October 2000 and as President and a director of IOS since January 1999. Mr. Norton also serves as the Chairman of the Board, Chief Executive Officer and President of FTD. Mr. Norton joined FTD in October 1996 as General Manager, became President, Chief Executive Officer and a director in January 1997 and was elected Chairman of the Board of FTD in June 2000. He has also served as a director of FTD.COM since July 2001. From March 1993 until May 1996, Mr. Norton was Vice Chairman and Chief Financial Officer of JoAnn Stores, Inc., a retail chain of fabric and craft stores. Mr. Norton received a B.S. from Cleveland State University in 1973.

        In February 2000, Mr. Norton consented to the entry of a Securities and Exchange Commission administrative cease and desist order resolving certain allegations involving the financial statements of his predecessor employer, JoAnn Stores. Mr. Norton, without admitting or denying the allegations, consented to the entry of an order finding that he violated or caused violations of certain federal securities laws by signing and approving JoAnn Stores' Annual Report on Form 10-K for the fiscal year ended February 1, 1992, Form S-3 Registration Statement relating to a March 1992 public debt offering and Forms 10-Q for the first three quarters of fiscal 1993.

        Habib Y. Gorgi.    Mr. Gorgi has served as director of IOS since January 1997. Mr. Gorgi also serves as a director of FTD and FTD.COM. Mr. Gorgi has been a Managing Director of Nautic Partners, LLC (formerly known as Navis Partners, LLC) since its inception in June 2000. Nautic Partners is a private equity firm with an investment focus in business and healthcare services, manufacturing, media and telecommunications. Prior to joining Nautic, Mr. Gorgi was President of Fleet Equity Partners, the predecessor to Nautic, for more than five years. Mr. Gorgi is also a director of several privately-held companies. Mr. Gorgi received an A.B. from Brown University in 1978 and a M.B.A. from Columbia University in 1983.

        Stephen G. Pagliuca.    Mr. Pagliuca has served as a director of IOS since January 2000. Mr. Pagliuca also serves as a director of FTD. Mr. Pagliuca has been a Managing Director of Bain Capital Partners, LLC since 1989. Mr. Pagliuca is also a director of Gartner Group, Dynamic Details, Datek Online Holdings, and Island Holding Company. He is also active in several charitable organizations. He is a Board Member of The Massachusetts Society for Prevention of Cruelty to Children and Co-Chairperson of the Inner-City Scholarship Fund. Mr. Pagliuca received a B.A. from Duke University in 1977 and a M.B.A. from Harvard Business School in 1982.

        Richard C. Perry.    Mr. Perry has served as a director of IOS and FTD since December 1994. Mr. Perry has also served as the Chairman of the Board of Directors of FTD.COM since May 1999. Mr. Perry is the President and Managing Member of Perry Capital LLC, founded in 1998, and the President of Perry Corp., both of which are private money management firms. Mr. Perry founded Perry Corp. in 1988. Mr. Perry is also a director of AT Plastics Inc., Endurance Specialty Insurance Ltd. and Radio & Records, Inc., and a trustee of the Allen Stevenson School and the National Advisory Board of Facing History and Ourselves. Mr. Perry received a B.S. from the Wharton School of the University of Pennsylvania in 1977 and a M.B.A. from New York University's Stern School of Business in 1980. Mr. Perry has also served as an Adjunct Associate Professor at New York University's Stern School of Business.

        Michael J. Soenen.    Mr. Soenen is the President and Chief Executive Officer and a director of FTD.COM. He was Vice President-Marketing of FTD prior to joining FTD.COM in May 1999. From January 1997 until August 1998, he was Director of Sales Promotion for FTD. Mr. Soenen was an associate at Perry Corp. from August 1996 to December 1996. From July 1993 to July 1996, Mr. Soenen worked for Salomon Brothers Inc., an investment banking firm. Mr. Soenen received a B.A. from Kalamazoo College in 1992.

Committees of IOS's Board of Directors After Completion of the Merger

        IOS currently has standing Audit Review and Compensation Committees. IOS does not have a Nominating Committee. In addition, on December 20, 2001 IOS formed a Code Section 162(m) Subcommittee of the Compensation Committee.

        Audit Review Committee.    The Audit Review Committee of the board of directors currently consists of William J. Vernon, Habib Y. Gorgi and Richard C. Perry. The Audit Review Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of IOS's independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of IOS's independent auditors and the accounting practices of IOS. Upon consummation of the merger, Mr. Vernon is expected to resign as a director and as a member of the Audit Review Committee. After consummation of the merger and in accordance with the rules and regulations of the Nasdaq National Market, Messrs. Gorgi and Perry are expected to resign from the audit committee and the audit committee will be comprised of at least three independent directors.

        Compensation Committee.    The Compensation Committee of the Board of Directors currently consists of Randall Borkenstein, Habib Y. Gorgi, Richard C. Perry and William J. Vernon. The Compensation Committee determines the salaries and incentive compensation of the officers of IOS and provides recommendations for the salaries and incentive compensation of the other employees and consultants of IOS. After consummation of the merger, it is expected that Messrs. Perry and Gorgi and two independent directors to be named later will serve on the Compensation Committee. After consummation of the merger, Mr. Borkenstein and Mr. Vernon are each expected to resign as directors and as members of the Compensation Committee.

        I.R.C. Section 162(m) Subcommittee of the Compensation Committee.    The role of the I.R.C. Section 162(m) Subcommittee of the Compensation Committee is to approve incentive compensation awards to the IOS named executive officers (as defined below). The Section 162(m) Subcommittee of the Compensation Committee consists solely of outside directors. Currently, the members of the I.R.C. Section 162(m) Subcommittee of the Compensation Committee are William J. Vernon and Randall

Borkenstein. After consummation of the merger, it is expected that two independent directors to be named later will replace Messrs. Vernon and Borkenstein on the Section 162(m) Subcommittee.

Board of Directors of FTD.COM After Completion of the Merger

        The FTD.COM board of directors currently has seven members. After the IOS transactions and the consummation of the merger, the FTD.COM board of directors will consist of three members. The following table sets forth the names and ages of the individuals that are expected to serve on the FTD.COM board of directors when the merger is completed.

Name	Age
Robert L. Norton	55
Richard C. Perry	47
Michael J. Soenen	32

        See "—Board of Directors of IOS After Completion of the Merger" for a description of the backgrounds of Messrs. Norton, Perry and Soenen.

Committees of FTD.COM's Board of Directors After Completion of the Merger

        FTD.COM does not expect to have any committees of its board of directors after the merger is consummated.

Executive Officers and Key Employees of IOS After Completion of the Merger

        After consummation of the merger, it is anticipated that the officers of IOS will consist of each of the following persons except if any such person ceases to be a full-time employee of IOS, FTD or FTD.COM prior to the effective time of the merger.

Name	Age	Position(s)
Robert L. Norton	55	Chairman of the Board, President and Chief Executive Officer
Jon R. Burney	60	Vice President, General Counsel and Secretary
Ann M. Hofferberth	53	Executive Vice President of Specialty Wholesaling of FTD
Frederick K. Johnson	54	Executive Vice President of Mercury Technology of FTD
Francis C. Piccirillo	52	Executive Vice President and Chief Administrative Officer
Michael J. Soenen	32	President and Chief Executive Officer of FTD.COM
William J. Van Cleave	37	Executive Vice President of Member Services of FTD
Carrie A. Wolfe	31	Chief Financial Officer and Treasurer

        Set forth below is a description of the backgrounds of certain of the persons named in the table above. See "—Board of Directors of IOS After Completion of the Merger" for a description of the backgrounds of Messrs. Norton and Soenen.

        Jon R. Burney.    Mr. Burney has served as Vice President, General Counsel and Secretary for IOS and Assistant Secretary of FTD.COM since October 2000. From April 2000 to October 2000 he was the Vice President and General Counsel of IOS. Prior to joining IOS, Mr. Burney has been a member of the Ohio State Bar since 1968, and practiced law with the firm of Burney and Herthneck in Cleveland, Ohio for 18 years. Prior to that time, he was Vice President and General Counsel for Apcoa Inc. and counsel for Apcoa division of ITT. Mr. Burney received a B.A. from Denison University in 1964 and a J.D. from Ohio State University College of Law in 1967.

        Ann M. Hofferberth.    Ms. Hofferberth was appointed as Executive Vice President of Specialty Wholesaling of FTD in March 2002. From January 2001 to March 2002, she served as Chief Merchandising Officer of FTD.COM. From July 1996 to December 2000, she was President of Hallmark's Specialty Retail Group, otherwise known as Hallmark Gold Crown stores. Ms. Hofferberth received a B.S. from the University of Connecticut in 1970.

        Frederick K. Johnson.    Mr. Johnson was appointed as Executive Vice President of Mercury Technology of FTD in March 2002. From October 1999 to March 2002, he served as Chief Information Officer of FTD.COM. From July 1997 to September 1999, he was Executive Vice President—Technology of FTD. For more than five years prior to that time, Mr. Johnson was Senior Vice President—MIS for JoAnn Stores, Inc., a retail chain of fabric and craft stores. Mr. Johnson received a B.S. from Case Institute of Technology in 1969 and a M.B.A. from Case Western Reserve University in 1977.

        Francis C. Piccirillo.    Mr. Piccirillo has served as Executive Vice President of IOS since March 2002. Chief Administrative Officer of IOS since March 2001. He previously served as Division President and General Manager since July 2000. Mr. Piccirillo joined IOS as Treasurer in August 1997. From August 1997 to June 2000, Mr. Piccirillo served as Vice President and Chief Financial Officer for FTD. Prior to joining FTD in August 1997, Mr. Piccirillo was Vice President/Treasurer of JoAnn Stores, Inc. for more than five years. Mr. Piccirillo received a B.S. in Industrial Management in 1971 and an M.B.A. in 1973 from Gannon University.

        William J. Van Cleave.    Mr. Van Cleave was appointed as Executive Vice President of Member Services of FTD in March 2002. From August 1999 through March 2002, he served as Vice President—Marketing of FTD.COM. Prior to joining FTD.COM in August 1999, he was the Marketing Director of americangreetings.com, the Internet marketing division of American Greetings Corporation, from November 1995 to July 1999. From August 1990 to October 1995, Mr. Van Cleave served in various other capacities at American Greetings Corporation. Mr. Van Cleave received a B.S. from Miami University in 1986 and a M.B.A. from Case Western Reserve University in 1990.

        Carrie A. Wolfe.    Ms. Wolfe was appointed as the Chief Financial Officer and Treasurer of IOS in March 2002. She will maintain her position as the Chief Financial Officer of FTD.COM, which she has served as since June 2001. She previously served as Vice President—Finance and Accounting and Controller of FTD.COM. Prior to joining FTD.COM in November 1999, she was Director of Finance and Director of Financial Reporting, as well as serving in various other capacities, at Whitman Corporation, a producer and distributor of Pepsi-Cola brand products and a variety of other non-alcoholic beverage products, from October 1995 to November 1999. From June 1992 to September 1995, Ms. Wolfe worked in the auditing group at Price Waterhouse, an independent public accounting firm. Ms. Wolfe received a Bachelor of Accountancy from the University of Illinois in 1992 and is a Certified Public Accountant.

        Executive officers of IOS are selected by and serve at the discretion of the IOS board of directors.

Executive Officers of FTD.COM After Completion of the Merger

        After consummation of the merger, the officers of FTD.COM will consist of each of the following persons except if any such person ceases to be a full-time employee of IOS, FTD or FTD.COM prior to the effective time of the merger.

Name	Age	Position(s)
Michael J. Soenen	32	President, Chief Executive Officer and Director
Jon R. Burney	60	Vice President, General Counsel and Secretary
Carrie A. Wolfe	31	Chief Financial Officer

        See "—Executive Officers of IOS and Key Employees After Completion of the Merger" for a description of the background of Mr. Burney and Ms. Wolfe. See "—Board of Directors of IOS After Completion of the Merger" for a description of the background of Mr. Soenen.

Director and Executive Compensation of IOS

        The following table provides information relating to compensation for the fiscal years ended June 30, 1999, 2000 and 2001 for IOS's chief executive officer and the other most highly compensated executive officers of IOS whose total salary and bonus, as determined pursuant to SEC rules, exceeded $100,000 (determined by reference to fiscal 2001). These individuals are sometimes collectively referred to as the "IOS named executive officers." The amounts shown include compensation for services in all capacities provided to IOS, FTD or FTD.COM. Messrs. Rasmussen and Twyman resigned from their positions effective December 26, 2001 and March 13, 2002, respectively.

Summary Compensation Table

			Annual Compensation(1)		Long-Term Compensation Awards
Name and Position	Fiscal Year		Salary	Bonus	Restricted Stock Awards(2)			Securities Underlying Options		All Other Compensation
Robert L. Norton President and Chief Executive Officer of IOS and FTD	2001 2000 1999		$436,538 388,461 341,082	$436,540 376,810 490,000	$	— 1,028,300 525,000	(3) (3)	— — 25,000	(6)	$4,258 4,314 18,884	(4) (5) (7)
Francis C. Piccirillo Executive Vice President and Chief Administrative Officer of FTD	2001 2000 1999		262,885 200,000 189,039	171,200 97,000 60,000		— 293,800 —	(8)	— — 10,000	(6)	9,012 7,261 6,414	(9) (10) (11)
Timothy M. Rasmussen Executive Vice President of FTD	2001 2000 1999		225,000 184,616 122,910	109,690 89,540 45,000		— 220,350 —	(12)	— 10,000 10,000	(6) (6)	9,781 7,853 4,721	(13) (14) (15)
Michael J. Soenen President and Chief Executive Officer of FTD.COM	2001 2000 1999		225,000 191,923 153,846	218,750 54,509 52,500		— 1,868,750 105,000	(16) (16)	— 818,400 20,000	(17) (6)	8,068 9,221 6,207	(18) (19) (20)
Jon R. Burney Secretary of IOS and Vice President, General Counsel, and Secretary of FTD	2001 2000	(24)	184,039 23,221	88,650 11,260		— —		10,000 —	(6)	67,378 —	(21)
Randall L. Twyman Treasurer of IOS and Vice President of Finance and Treasurer of FTD	2001 2000	(24)	139,231 76,154	68,600 22,160		— —		10,000 3,000	(6) (6)	29,072 2,496	(22) (23)

(1)
Includes cash bonuses paid in the fiscal year following the referenced fiscal year with respect to services rendered in the prior fiscal year. See "—Other Arrangements—Key Management Incentive Plan."
(2)
Because no public trading market exists for underlying securities of IOS, restricted stock award values on the date of grant are based on assumed stock prices established by the IOS board of directors. Fiscal year-end restricted stock award values were based on assumed stock prices of $10.50, $16.00 and $16.00 per share for 1999, 2000 and 2001, respectively. There can be no assurance that such prices per share represent the actual fair market value of a share. Holders of shares of IOS's or FTD.COM's restricted stock will be entitled to receive dividends if and when declared by the board of directors or FTD.COM, as the case may be. FTD.COM restricted stock award values were based on the last reported sale price of the FTD.COM Class A common stock on the Nasdaq National Market on the date of grant. The FTD.COM restricted stock value at June 30, 2001 was $7.08 per share.
(3)
As of June 30, 2001, Mr. Norton held 90,000 shares of IOS restricted stock with an aggregate value of $1,440,000 and 350,000 shares of FTD.COM restricted stock with an aggregate value of $2,478,000. With regard to the IOS restricted stock, 40,000 shares vest in three equal annual installments commencing on September 30, 1999 and 50,000 shares vest in three equal annual installments commencing on September 30, 2001. The FTD.COM restricted stock vests in three equal annual installments commencing on June 12, 2001. With respect to Mr. Norton, all restricted shares of IOS and FTD.COM will vest in full and any restrictions relating thereto will lapse upon the occurrence of a "change in control" (as defined in

  Mr. Norton's employment agreement with IOS). The shares owned by Mr. Norton are subject to certain restrictions on transfer.

(4)
Represents $2,123 in flexible dollars for use in connection with IOS's benefit plans and $2,135 in matching contributions to IOS's 401(k) Retirement Savings Plan ("IOS's 401(k) Plan").
(5)
Represents $2,007 in flexible dollars for use in connection with IOS's benefit plans and $2,307 in matching contributions to IOS's 401(k) Plan.
(6)
IOS options granted pursuant to IOS's 1994 Stock Award and Incentive Plan, as amended (the "IOS Option Plan") to Messrs. Norton, Piccirillo, Rasmussen, Soenen, Burney and Twyman will vest to the extent of one-fifth of the shares covered thereby on each of the first five anniversaries of:(a) February 1, 1999 with respect to 25,000 options granted to Mr. Norton in fiscal 1999; (b) August 1, 1998 with respect to 10,000 options granted to Mr. Piccirillo in fiscal 1999; (c) October 5, 1998 with respect to 10,000 options granted to Mr. Rasmussen in fiscal 1999, and September 30, 1999 with respect to 10,000 options granted to Mr. Rasmussen in fiscal 2000; (d) August 1, 1998 with respect to 20,000 options granted to Mr. Soenen in fiscal 1999; (e) October 4, 2000 with respect to 10,000 options granted to Mr. Burney in fiscal 2001; and (f) September 30, 1999 with respect to 3,000 options granted to Mr. Twyman in fiscal 2000, and October 4, 2000 with respect to 10,000 options granted to Mr. Twyman in fiscal 2001.
(7)
Represents $14,987 in compensation for miscellaneous reimbursed expenses, $1,878 in flexible dollars for use in connection with IOS's benefit plans and $2,019 in matching contributions to IOS's 401(k) Plan.
(8)
As of June 30, 2001, Mr. Piccirillo held 20,000 shares of IOS restricted stock with an aggregate value of $320,000 and 100,000 shares of FTD.COM restricted stock with an aggregate value of $708,000. The 20,000 shares of IOS restricted stock vests in three equal annual installments commencing on July 1, 2000. The 100,000 shares of FTD.COM restricted stock vests in three equal annual installments commencing on June 12, 2001. In addition, 75% of Mr. Piccirillo's forfeitable restricted shares of FTD.COM restricted stock will become nonforfeitable upon a "change in control" (as defined in the FTD.COM 1999 Equity Incentive Plan (the "FTD.COM Plan")) if the change in control occurs prior to June 12, 2002 and 100% of any forfeitable restricted shares will become nonforfeitable if the change in control occurs after June 12, 2002 and prior to June 12, 2003. The shares owned by Mr. Piccirillo are subject to certain restrictions on transfer.
(9)
Represents $2,348 in flexible dollars for use in connection with IOS's benefit plans and $6,664 in matching contributions to IOS's 401(k) Plan.
(10)
Represents $2,209 in flexible dollars for use in connection with IOS's benefit plans and $5,052 in matching contributions to IOS's 401(k) Plan.
(11)
Represents $1,972 in flexible dollars for use in connection with IOS's benefit plans and $4,442 in matching contributions to IOS's 401(k) Plan.
(12)
As of June 30, 2001, Mr. Rasmussen held 75,000 shares of FTD.COM restricted stock with an aggregate value of $531,000. These restricted shares vest in three equal annual installments commencing on June 12, 2001. In addition, 75% of Mr. Rasmussen's forfeitable restricted shares of FTD.COM restricted stock will become nonforfeitable upon a "change in control" (as defined in the FTD.COM Plan) if the change in control occurs prior to June 12, 2002 and 100% of any forfeitable restricted shares will become nonforfeitable if the change in control occurs after June 12, 2002 and prior to June 12, 2003. The shares owned by Mr. Rasmussen are subject to certain restrictions on transfer. Upon Mr. Rasmussen's resignation, 50,000 shares of unvested restricted shares were forfeited.
(13)
Represents $2,348 in flexible dollars for use in connection with IOS's benefit plans and $7,433 in matching contributions to IOS's 401(k) Plan.
(14)
Represents $3,509 in compensation for moving expenses, $2,152 in flexible dollars for use in connection with IOS's benefit plans and $2,192 in matching contributions to IOS's 401(k) Plan.
(15)
Represents $3,938 in compensation for moving expenses and $783 in flexible dollars for use in connection with IOS's benefit plans.
(16)
As of June 30, 2001, Mr. Soenen held 10,000 shares of IOS restricted stock with an aggregate value of $160,000 and 650,000 shares of FTD.COM restricted stock with an aggregate value of $4,602,000. The 10,000 shares of IOS restricted stock will vest in three equal annual installments commencing September 30, 2001. The 650,000 shares of FTD.COM restricted stock will vest in three equal annual installments commencing May 17, 2001. With respect to Mr. Soenen, all restricted shares of IOS and FTD.COM will vest in full and become immediately exercisable and any restrictions relating thereto will lapse upon the occurrence of a "change in control" (as defined in Mr. Soenen's employment agreement with FTD.COM). The shares owned by Mr. Soenen are subject to certain restrictions on transfer.
(17)
Effective October 4, 1999, Mr. Soenen received stock options to purchase 409,200 shares of FTD.COM Class A common stock at an exercise price of $8.00 per share and 409,200 shares of FTD.COM Class A common stock at an exercise price of $16.00 per share. These options would have vested (a) to the extent of one-fourth of the shares covered thereby on each of the first four anniversaries of February 15, 1999, (b) upon a Change in Control (as defined in the FTD.COM Plan), or (c) upon Mr. Soenen's death or disability. These options were canceled effective as of May 17, 2000 in connection with the grant of restricted stock of FTD.COM described in note (16) above.
(18)
Represents $2,019 in flexible dollars for use in connection with IOS's benefit plans and $6,049 in matching contributions to IOS's 401(k) Plan.
(19)
Represents $1,888 in flexible dollars for use in connection with IOS's benefit plans and $7,333 in matching contributions to IOS's 401(k) Plan.

(20)
Represents $1,592 in flexible dollars for use in connection with IOS's benefit plans and $4,615 in matching contributions to IOS's 401(k) Plan.
(21)
Represents $63,740 in compensation for moving expenses, $2,155 in flexible dollars for use in connection with IOS's benefits plan and $1,483 in matching contributions to IOS's 401(k) Plan.
(22)
Represents $24,442 in compensation for moving expenses, $1,854 in flexible dollars for use in connection with IOS's benefits plan and $2,776 in matching contributions to IOS's 401(k) Plan.
(23)
Represents $1,737 in compensation for COBRA expenses and $759 in flexible dollars for use in connection with IOS's benefit plans.
(24)
Mr. Burney became an employee of IOS on March 30, 2000; therefore, no information is presented for the fiscal year ended June 30, 1999. Mr. Twyman became an employee of IOS on November 1, 1999; therefore, no information is presented for fiscal year ended June 30, 1999.

IOS Option Grants in Last Fiscal Year

        The following table provides information regarding stock options granted to the named executive officers during the fiscal year ended June 30, 2001. Options are exercisable to purchase shares of IOS Class A common stock. No SARs were granted by IOS in fiscal 2001.

					Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term(4)
	Number of Securities Underlying Options Granted(1)(2)	Percentage of Total Options Granted to Employees in Fiscal Year(3)
Name			Exercise or Base Price Per Share	Expiration Date
					5%	10%
Jon R. Burney	10,000	9.78%	$16.00	10/04/10	$100,623	$254,999
Randall L. Twyman	10,000	9.78	16.00	10/04/10	100,623	254,999

(1)
Options granted under the IOS Option Plan.

(2)
IOS options granted to Messrs. Burney and Twyman will vest in five equal installments beginning on October 4, 2001, and thereafter on each October 4 for the years 2002, 2003, 2004 and 2005.

(3)
The total options granted in fiscal year 2001 were 102,300.

(4)
Based on a ten-year option term and annual compounding, the 5% and 10% calculations are set forth in compliance with SEC rules. The appreciation calculations are not necessarily indicative of future values of stock options or of the IOS Class A common stock.

Aggregated IOS Option Exercises in Last Fiscal Year and Fiscal Year End IOS Option Values

        None of the named executive officers exercised stock options during the fiscal year ended June 30, 2001. None of the named executive officers held or holds SARs.

IOS Employment Agreements

        IOS and FTD have entered into a letter employment agreement, dated April 12, 2001, with Mr. Norton to serve as Chairman of the Board, Chief Executive Officer and President of IOS as well as President and Chief Executive Officer of FTD. The terms of Mr. Norton's employment agreement extends through September 30, 2003 and automatically renews for two year periods thereafter unless terminated as provided in the agreement for cause or without cause. Mr. Norton's base salary under the agreement is $550,000 per year, subject to merit increases in base salary as the Compensation Committee may determine, in its discretion, plus an annual performance bonus as set by the Compensation Committee based upon performance criteria set by the Compensation Committee. Mr. Norton's annual bonus is paid at the end of the first quarter of the fiscal year based upon performance criteria met as of the end of the immediately preceding fiscal year. Mr. Norton's employment agreement also provides for participation by Mr. Norton in all benefit programs, including life, health and disability, available to senior executives of FTD.

        Mr. Norton's employment agreement provides that he shall be paid an amount equal to twenty-four months salary if his employment is terminated (other than for cause) by IOS, such severance obligations are subject to Mr. Norton's best efforts to mitigate. In addition, the employment agreement provides that, notwithstanding anything to the contrary in any other agreement to which Mr. Norton is party, any of his outstanding stock options or restricted stock awards granted by IOS, FTD or any subsidiary of either company to Mr. Norton will vest in full and become immediately exercisable upon a "change in control," which is defined to include:

  •
  the acquisition by any person of more than 50% of the voting stock of IOS or FTD,
  •
  a change in a majority of the directors of IOS or FTD,
  •
  the consummation of a reorganization, merger or consolidation or sale of all or substantially all of the assets of IOS or FTD, or
  •
  the approval by the stockholders of IOS or FTD of a complete liquidation or dissolution of IOS or FTD.

        In addition, Mr. Norton has entered into a separate agreement with FTD that provides for (i) nondisclosure of confidential information, (ii) noncompetition and (iii) nonsolicitation of customers, suppliers and employees. Such agreement is effective for three years after Mr. Norton's employment with IOS is terminated.

IOS Employee Loans

        FTD has loaned $200,000 to Mr. Norton pursuant to a five-year, interest-bearing recourse note dated October 12, 1998, which is referred to as the "1998 Norton Note," with accrued interest and principal due and payable at maturity. The 1998 Norton Note bears interest at 7% per annum beginning December 1, 1998. All indebtedness evidenced by the 1998 Norton Note is secured by shares of IOS Class A common stock owned by Mr. Norton. The proceeds of the loan were used by Mr. Norton to purchase a primary residence and for other relocation expenses. At March 31, 2002, $246,680 in principal and interest was outstanding under the 1998 Norton Note.

        FTD has loaned $108,000 to Mr. Norton pursuant to a four-year, interest-bearing recourse note dated October 29, 1999, which is referred to as the "1999 Norton Note," with accrued interest and principal due and payable at maturity. The 1999 Norton Note bears interest at 7% per annum beginning November 1, 1999. All indebtedness evidenced by the 1999 Norton Note is secured by shares of IOS Class A common stock owned by Mr. Norton. The proceeds of the loan were used by Mr. Norton to pay federal and state taxes resulting from the Restricted Stock Award Agreement dated July 1, 1997. At March 31, 2002, $126,270 in principal and interest was outstanding under the 1999 Norton Note.

        FTD has loaned $94,000 to Mr. Norton pursuant to a four-year, interest-bearing recourse note dated October 30, 2000, which is referred to as the "2000 Norton Note," with accrued interest and principal due and payable at maturity. The 2000 Norton Note bears interest at 8.5% per annum beginning November 1, 2000. All indebtedness evidenced by the 2000 Norton Note is secured by shares of IOS Class A common stock owned by Mr. Norton. The proceeds of the loan were used by Mr. Norton to pay federal and state taxes resulting from the Restricted Stock Award Agreement dated July 1, 1997. At March 31, 2002, $105,322 in principal and interest was outstanding under the 2000 Norton Note.

        FTD has loaned $308,000 to Mr. Norton pursuant to a four-year, interest-bearing recourse note dated June 12, 2001, which is referred to as the "June 2001 Norton Note," with accrued interest and principal due and payable at maturity. The June 2001 Norton Note bears interest at 8.5% per annum beginning June 1, 2001. All indebtedness evidenced by the June 2001 Norton Note is secured by shares of FTD.COM Class A common stock owned by Mr. Norton. The proceeds of the loan were used by Mr. Norton to pay federal and state taxes resulting from the Restricted Stock Award Agreement dated June 12, 2000. At March 31, 2002, $329,820 in principal and interest was outstanding under the 2001 Norton Note.

        FTD has loaned $212,000 to Mr. Norton pursuant to a four-year, interest-bearing recourse note dated September 29, 2001, which is referred to as the "September 2001 Norton Note," with accrued interest and principal due and payable at maturity. The September 2001 Norton Note bears interest at 8.5% per annum beginning October 1, 2001. All indebtedness evidenced by the September 2001 Norton Note is secured by shares of IOS Class A common stock owned by Mr. Norton. The proceeds of the loan were used by Mr. Norton to pay federal and state income taxes resulting from Restricted Stock Award Agreement(s) dated July 1, 1997 and August 27, 1998. At March 31, 2002, $221,012 in principal and interest was outstanding under the September 2001 Norton Note.

        FTD has loaned $47,000 to Mr. Piccirillo, Chief Administrator Officer of FTD, pursuant to a four-year, interest-bearing recourse note dated October 30, 2000, which is referred to as the "October 2000 Piccirillo Note," with accrued interest and principal due and payable at maturity. The October 2000 Piccirillo Note bears interest at 8.5% per annum beginning November 1, 2000. All indebtedness evidenced by the October 2000 Piccirillo Note is secured by shares of IOS Class A common stock owned by Mr. Piccirillo. The proceeds of the loan were used by Mr. Piccirillo to pay federal and state taxes resulting from the Restricted Stock Award Agreement dated October 28, 1997. At March 31, 2002, $52,661 in principal and interest was outstanding under the October 2000 Piccirillo Note.

        FTD has loaned $88,000 to Mr. Piccirillo pursuant to a four-year, interest-bearing recourse note dated June 12, 2001, which is referred to as the "June 2001 Piccirillo Note," with accrued interest and principal due and payable at maturity. The June 2001 Piccirillo Note bears interest at 8.5% per annum beginning June 1, 2001. All indebtedness evidenced by the June 2001 Piccirillo Note is secured by shares of FTD.COM Class A common stock owned by Mr. Piccirillo. The proceeds of the loan were used by Mr. Piccirillo to pay federal and state taxes resulting from the Restricted Stock Award Agreement dated June 12, 2000. At March 31, 2002, $94,230 in principal and interest was outstanding under the June 2001 Piccirillo Note.

        FTD has loaned $47,000 to Mr. Piccirillo pursuant to a four-year, interest bearing recourse note dated July 1, 2001, which is referred to as the "July 2001 Piccirillo Note," with accrued interest and principal due and payable at maturity. The July 2001 Piccirillo Note bears interest at 8.5% per annum beginning July 1, 2001. All indebtedness evidenced by the July 2001 Piccirillo Note is secured by shares of IOS Class A common stock owned by Mr. Piccirillo. The proceeds of the loan were used by Mr. Piccirillo to pay federal and state taxes resulting from the Restricted Stock Award Agreement dated October 28, 1997. At March 31, 2002, $49,997 in principal and interest was outstanding under the July 2001 Piccirillo Note.

        FTD has loaned $100,000 to Mr. Soenen pursuant to a five-year, interest-bearing recourse note dated August 22, 2000, which is referred to as the "2000 Soenen Note," with accrued interest and principal due and payable at maturity. The 2000 Soenen Note bears interest at 8.5% per annum beginning September 1, 2000. All indebtedness evidenced by the 2000 Soenen Note is secured by shares of IOS Class A common stock owned by Mr. Soenen. The proceeds of the loan were used by Mr. Soenen for personal investment purposes. At March 31, 2002, $113,452 in principal and interest was outstanding under the 2000 Soenen Note.

        FTD has loaned $24,000 to Mr. Soenen pursuant to a four-year, interest bearing recourse note dated September 29, 2001, which is referred to as the "September 2001 Soenen Note," with accrued interest and principal due and payable at maturity. The September 2001 Soenen Note bears interest at 8.5% per annum beginning September 1, 2001. All indebtedness evidenced by the September 2001 Soenen Note is secured by shares of IOS Class A common stock owned by Mr. Soenen. The proceeds of the loan were used by Mr. Soenen to pay federal and state taxes resulting from the Restricted Stock Award Agreement dated September 29, 1998. At March 31, 2002, $25,020 in principal and interest was outstanding under the September 2001 Soenen Note.

        FTD has loaned $47,000 to Mr. Johnson pursuant to a four-year, interest bearing recourse note dated October 30, 2000, which is referred to as the "2000 Johnson Note," with accrued interest and principal due and payable at maturity. The 2000 Johnson Note bears interest at 8.5% per annum beginning November 1, 2000. All indebtedness evidenced by the 2000 Johnson Note is secured by shares of IOS Class A common stock owned by Mr. Johnson. The proceeds of the loan were used by Mr. Johnson to pay federal and state taxes resulting from the Restricted Stock Award Agreement dated October 28, 1997. At March 31, 2002, $52,661 in principal and interest was outstanding under the 2000 Johnson Note.

        FTD has loaned $47,000 to Mr. Johnson pursuant to a four-year, interest bearing recourse note dated July 1, 2001, which is referred to as the "July 2001 Johnson Note," with accrued interest and principal due and payable at maturity. The July 2001 Johnson Note bears interest at 8.5% per annum beginning July 1, 2001. All indebtedness evidenced by the July 2001 Johnson Note is secured by shares of IOS Class A common stock owned by Mr. Johnson. The proceeds of the loan were used by Mr. Johnson to pay federal and state taxes resulting from the Restricted Stock Award Agreement dated October 28, 1997. At March 31, 2002, $49,997 in principal and interest was outstanding under the July 2001 Johnson Note.

Other Arrangements of IOS

        Severance Arrangements.    Pursuant to IOS's severance policy, the executive officers of IOS (other than Mr. Norton) will be paid an amount equal to 12 months salary if any executive officer's employment is terminated (other than for cause) by FTD (subject to the executive officer's obligation to mitigate).

        Key Management Incentive Plan.    Messrs. Piccirillo and Soenen are participants in the KMIP, which covers approximately 50 key employees of IOS and provides bonuses ranging from 15% to 100% of the employees' base salary in the event that (i) IOS achieves one or more targets based on IOS's EBITDA (earnings before interest, taxes, depreciation and amortization) and (ii) the individual achieves specified goals. Mr. Piccirillo received bonuses of $60,000, $97,000 and $171,200 in fiscal years 1999, 2000 and 2001, respectively. Mr. Soenen received bonuses of $52,500, $54,509 and $218,750 in fiscal years 1999, 2000 and 2001, respectively.

Director and Executive Compensation of FTD.COM

        The following table provides information relating to compensation for the fiscal years ended June 30, 1999, 2000 and 2001 for FTD.COM's chief executive officer and the other most highly compensated executive officers of FTD.COM whose total salary and bonus, as determined pursuant to SEC rules, exceeded $100,000 (determined by reference to fiscal 2001). These individuals are sometimes collectively referred to as the "FTD.COM named executive officers." The amounts shown include compensation for services in all capacities provided to FTD or FTD.COM.

Summary Compensation Table

			Annual Compensation(1)		Long-Term Compensation Awards
Name and Position	Fiscal Year		Salary	Bonus	Restricted Stock Awards(2)			Securities Underlying Options(3)		All Other Compensation
Michael J. Soenen President and Chief Executive Officer	2001 2000 1999	(6)	$225,000 191,923 153,846	$218,750 54,509 52,500	$	— 1,868,750 105,000	(7)	— 818,400 20,000	(8)	$8,068 9,221 6,207	(4) (5) (9)
Ann M. Hofferberth Chief Merchandising Officer	2001	(10)	88,462	45,000		—		125,000	(11)	372	(12)
Frederick K. Johnson Chief Information Officer	2001 2000 1999	(14) (16)	219,615 217,692 199,231	99,000 26,250 60,000		— 1,006,250 —		— 306,900 10,000	(17)	78,637 59,033 42,846	(13) (15) (18)
William J. Van Cleave Vice President—Marketing	2001 2000	(20)	174,038 131,275	83,125 63,701		— 359,375		— 204,600		3,688 48,644	(19) (21)
Carrie A. Wolfe Chief Financial Officer	2001 2000	(23)	108,769 43,500	33,000 —		— 139,063		— 8,000		3,449 387	(22) (24)

(1)
Includes cash bonuses paid in the fiscal year following the referenced fiscal year with respect to services rendered during the referenced fiscal year.

(2)
Effective May 17, 2000, Messrs. Soenen, Johnson and Van Cleave and Ms. Wolfe received 650,000, 350,000, 125,000 and 25,000 restricted shares of Class A common stock, respectively, as incentive compensation. Effective June 9, 2000, Ms. Wolfe received an additional 25,000 restricted shares of Class A common stock as incentive compensation. Such restricted shares were valued at prices equal to the fair market value on the dates of grant, which was $2.875 in the case of the May 17, 2000 grants (based on the last reported sale price of the Class A common stock on the Nasdaq National Market on May 17, 2000) and $2.6875 in the case of the June 9, 2000 grant (based on the last reported sale price of the Class A common stock on the Nasdaq National Market on June 9, 2000). As of June 30, 2001, the value of the restricted shares held by Messrs. Soenen, Johnson and Van Cleave and Ms. Wolfe was $4,602,000, $2,478,000, $885,000 and $354,000, respectively (based on the last reported sale price of the Class A common stock on the Nasdaq National Market on June 29, 2001). The restricted shares will become nonforfeitable to the extent of one-third of the shares covered thereby on each of the first three anniversaries of the date of grant if the recipient remains employed with FTD.COM. On May 17, 2001, the restrictions lapsed with respect to 216,667, 116,667, 41,667 and 8,334 restricted shares held by Messrs. Soenen, Johnson and Van Cleave and Ms. Wolfe, respectively. On June 9, 2001, the restrictions lapsed with respect to an additional 8,334 restricted shares held by Ms. Wolfe. With respect to Messrs. Soenen and Van Cleave and Ms. Wolfe, all restricted shares will vest in full and any restrictions relating thereto will lapse upon the occurrence of a "change in control" (as defined in Mr. Soenen's employment agreement with FTD.COM in the case of Mr. Soenen and as defined in the FTD.COM Plan in the case of Mr. Van Cleave and Ms. Wolfe). In addition, 75% of Mr. Johnson's forfeitable restricted shares will become nonforfeitable upon a "change in control" (as defined in the FTD.COM Plan) if the change in control occurs prior to May 17, 2002 and 100% of any forfeitable restricted shares will become nonforfeitable if the Change in Control occurs after May 17, 2002 and prior to May 17, 2003. Each recipient has all of the rights of a stockholder with respect to the restricted shares, including the right to receive any dividends that may be paid thereon; however, any additional shares of Class A common stock or other securities that the recipient may become entitled to receive pursuant to a stock dividend or any other change in the capital structure of FTD.COM will be subject to the same risk of forfeiture and restrictions on transfer as the forfeitable restricted shares in respect of which they are issued or transferred and shall become restricted shares. In addition, cash dividends on the restricted shares will be retained by FTD.COM until such time as any of such restricted shares become nonforfeitable in the manner provided above. To the extent that restricted shares are forfeited, all dividends retained with respect to such restricted shares will also be forfeited.

(3)
Effective October 4, 1999, (a) Messrs. Soenen, Johnson and Van Cleave received options to purchase 409,200, 306,900 and 204,600 shares of Class A common stock, respectively, at an exercise price of $8.00 per share and (b) Mr. Soenen received an option to purchase an additional 409,200 shares of Class A common stock at an exercise price of $16.00 per share. Effective March 9, 2000, Ms. Wolfe received an option to purchase 8,000 shares of Class A common stock at an exercise price of $7.75 per share. These options would have vested (x) to the extent of one-fourth of the shares covered thereby on each of the first four anniversaries of February 15, 1999 with respect to Mr. Soenen; October 4, 1999 with respect to Mr. Johnson; August 2, 1999 with respect to Mr. Van Cleave; and November 29, 2000 with respect to Ms. Wolfe; (y) upon a Change in Control (as defined in the FTD.COM Plan); or (z) upon the recipient's death or disability. These options were canceled effective as of May 17, 2000 in connection with the grant of restricted shares described in note (2) above.

(4)
Represents $2,019 in flexible dollars for use in connection with IOS benefit plans and $6,049 in matching contributions to IOS's 401(k) Plan.

(5)
Represents $1,888 in flexible dollars for use in connection with IOS benefit plans and $7,333 in matching contributions to IOS's 401(k) Plan.

(6)
The salary information for the fiscal year ended June 30, 1999 represents Mr. Soenen's salary compensation for the period from July 1, 1998 through May 18, 1999 as paid by FTD and for the period from May 19, 1999 through June 30, 1999 as paid by FTD.COM.

(7)
Represents restricted shares of IOS Class A common stock. Such restricted shares were valued at a price equal to the fair market value as of the date of grant, which was $10.50 (based on the price most recently used by IOS for purposes of equity awards under the IOS Option Plan because no established public trading market exists for the underlying securities). As of June 30, 2001, the value of such restricted shares was $160,000 (based on the price most recently used by IOS for purposes of equity awards under the IOS Plan). One-third of these restricted shares vested on September 30, 2001, one-third will vest on September 30, 2002 and the remaining one-third will vest on September 30, 2003. Mr. Soenen will be entitled to receive dividends on such restricted shares if and when declared by IOS's board of directors.

(8)
Represents options to purchase shares of IOS Class A common stock.

(9)
Represents $1,592 in flexible dollars for use in connection with IOS benefit plans and $4,615 in matching contributions to IOS's 401(k) Plan.

(10)
Ms. Hofferberth became an employee of FTD.COM in January 2001; therefore, no information is presented for fiscal 2000 or 1999.

(11)
Effective January 8, 2001, Ms. Hofferberth received an option to purchase 125,000 shares of Class A common stock at an exercise price of $1.9375 per share. These options vest (a) to the extent of one-fourth of the shares covered thereby on each of the first four anniversaries of January 8, 2001, (b) upon a Change in Control (as defined in the FTD.COM Equity Incentive Plan) or (c) upon Ms. Hofferberth's death or disability.

(12)
Represents flexible dollars for use in connection with IOS benefit plans.

(13)
Represents $73,214 in compensation for housing expenses, $2,123 in flexible dollars for use in connection with IOS benefit plans and $3,300 in matching contributions to IOS's 401(k) Plan.

(14)
The salary information for the fiscal year ended June 30, 2000 represents Mr. Johnson's salary compensation for the period from July 1, 1999 through September 28, 1999 as paid by FTD and for the period from September 29, 1999 through June 30, 2000 as paid by FTD.COM.

(15)
Represents $53,079 in compensation for housing expenses, $2,077 in flexible dollars for use in connection with IOS benefit plans and $3,877 in matching contributions to IOS's 401(k) Plan.

(16)
The salary information for the fiscal year ended June 30, 1999 represents Mr. Johnson's salary compensation as paid by FTD.

(17)
Represents options to purchase shares of IOS Class A common stock.

(18)
Represents $35,808 in compensation for moving expenses, $1,938 in flexible dollars for use in connection with IOS benefit plans and $5,100 in matching contributions to IOS's 401(k) Plan.

(19)
Represents $1,837 in flexible dollars for use in connection with IOS benefit plans and $1,851 in matching contributions to IOS's 401(k) Plan.

(20)
Mr. Van Cleave became an employee of FTD.COM on August 2, 1999; therefore, no information is presented for the fiscal year ended June 30, 1999.

(21)
Represents $47,226 in compensation for moving expenses and $1,418 in flexible dollars for use in connection with IOS benefit plans.

(22)
Represents $1,118 in flexible dollars for use in connection with IOS benefit plans and $2,331 in matching contributions to IOS's 401(k) Plan.

(23)
Ms. Wolfe became an employee of FTD.COM in November 1999; therefore, no information is presented for fiscal 1999.

(24)
Represents flexible dollars for use in connection with IOS benefit plans.

FTD.COM Option Grants in Last Fiscal Year

        The table below provides information regarding stock options granted to the named executive officers during the fiscal year ended June 30, 2001. No SARs were granted by FTD.COM during fiscal 2001.

					Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term(1)
	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in Fiscal Year
Name			Exercise or Base Price Per Share	Expiration Date
					5%	10%
Ann M. Hofferberth	125,000	67.6%	$1.9375	1/18/11	$152,310	$385,985

(1)
Based on a ten-year option term and annual compounding, the 5% and 10% calculations are set forth in compliance with SEC rules. The appreciation calculations are not necessarily indicative of future values of the stock options or of the Class A common stock.

Aggregated FTD.COM Option Exercises In Last Fiscal Year and Fiscal Year End FTD.COM Option Values

        None of the named executive officers exercised stock options during the fiscal year ended June 30, 2001. None of the named executive officers held or holds SARs.

FTD.COM Employment Agreements

        Pursuant to an employment agreement between FTD.COM and Michael J. Soenen dated as of June 14, 2001, which replaces and supercedes his prior employment agreement dated as of May 17, 2000, Mr. Soenen has agreed to serve as an officer of FTD.COM or in a substantially similar position with any entity that acquires FTD.COM through May 17, 2003 at a minimum base salary of $250,000 per year or such greater amount as determined by the Board of Directors plus a performance bonus as set by the Board of Directors. After consummation of the merger, Mr. Soenen will remain as the president and chief executive officer of FTD.COM. The agreement also provides that Mr. Soenen is entitled to four weeks of paid vacation per year, reimbursement for all reasonable and necessary travel expenses and other disbursements incurred by Mr. Soenen for or on behalf of FTD.COM and additional employment-related benefits that are made available from time to time to FTD.COM's employees who are at comparable levels to Mr. Soenen. In addition, Mr. Soenen's employment agreement provides that if:

  •
  FTD.COM terminates Mr. Soenen without cause or

  •
  Mr. Soenen resigns following his assignment to a position that represents a material diminution in his operating responsibilities,

then Mr. Soenen is entitled to receive certain termination benefits, which include, among other things the continuation of his most recent base salary for one year from the effective date of any such termination and any pro rata bonus to which Mr. Soenen may be entitled pursuant to the agreement.

        In addition, the employment agreement provides that, notwithstanding anything to the contrary in any other agreement to which Mr. Soenen is party, any outstanding stock options or restricted stock awards granted by IOS, FTD or FTD.COM to Mr. Soenen will vest in full and become immediately exercisable upon a "change in control," as defined in Mr. Soenen's employment agreement to include:

  •
  the acquisition by any person (other than IOS or FTD or any of their subsidiaries) of more than 50% of the voting stock of IOS, FTD or FTD.COM,

  •
  a change in a majority of the directors of IOS, FTD or FTD.COM,

  •
  the consummation of a reorganization, merger or consolidation or sale of all or substantially all of the assets of IOS, FTD or FTD.COM, or

  •
  the approval by the stockholders of IOS, FTD or FTD.COM of a complete liquidation or dissolution of IOS, FTD or FTD.COM.

        The agreement became effective upon Mr. Soenen's execution of the confidentiality and non-competition agreement described below. The merger will not constitute a "change in control" under the terms of Mr. Soenen's employment agreement.

        Pursuant to an employment agreement between FTD.COM and William J. Van Cleave, Mr. Van Cleave has agreed to serve as an officer of FTD.COM or in a substantially similar position with any entity that acquires FTD.COM (other than FTD or IOS or any of their other direct or indirect subsidiaries) through May 17, 2002 at a minimum base salary of $150,000 per year or such greater amount as determined by the Board of Directors plus a performance bonus as set by the Board of Directors. The agreement also provides that Mr. Van Cleave is entitled to four weeks of paid vacation per year, reimbursement for all reasonable and necessary travel expenses and other disbursements incurred by Mr. Van Cleave for or on behalf of FTD.COM and additional employment-related benefits that are made available from time to time to FTD.COM's employees who are at comparable levels to Mr. Van Cleave. In addition, Mr. Van Cleave's employment agreement provides that if FTD.COM terminates Mr. Van Cleave without cause, Mr. Van Cleave is entitled to receive certain termination benefits, which include, among other things, the continuation of his most recent base salary for one year from the effective date of any such termination and any pro rata bonus to which Mr. Van Cleave may be entitled pursuant to the agreement. The agreement became effective upon Mr. Van Cleave's execution of the confidentiality and non-competition agreement described below.

        Pursuant to an employment agreement between FTD.COM and Carrie A. Wolfe, Ms. Wolfe has agreed to serve as an officer of FTD.COM or in a substantially similar position with any entity that acquires FTD.COM (other than FTD or IOS or any of their other direct or indirect subsidiaries) through June 14, 2003 at a minimum base salary of $140,000 per year or such greater amount as determined by the Board of Directors plus a performance bonus as set by the Board of Directors. The agreement also provides that Ms. Wolfe is entitled to four weeks of paid vacation per year, reimbursement for all reasonable and necessary travel expenses and other disbursements incurred by Ms. Wolfe for or on behalf of FTD.COM and additional employment-related benefits that are made available from time to time to FTD.COM's employees who are at comparable levels to Ms. Wolfe. In addition, Ms. Wolfe's employment agreement provides that if FTD.COM terminates Ms. Wolfe without cause, Ms. Wolfe is entitled to receive certain termination benefits, which include, among other things, the continuation of her most recent base salary for one year from the effective date of any such termination and any pro rata bonus to which Ms. Wolfe may be entitled pursuant to the agreement. The agreement became effective upon Ms. Wolfe's execution of the confidentiality and non-competition agreement described below.

        Pursuant to an employment agreement between FTD.COM and Ann M. Hofferberth, Ms. Hofferberth has agreed to serve as an officer of FTD.COM or in a substantially similar position with any entity that acquires FTD.COM (other than FTD or IOS or any of their other direct or indirect subsidiaries) through January 8, 2003 at a minimum base salary of $200,000 per year or such greater amount as determined by the Board of Directors plus a performance bonus as set by the Board of Directors. The agreement also provides that Ms. Hofferberth is entitled to four weeks of paid vacation per year, reimbursement for all reasonable and necessary travel expenses and other disbursements incurred by Ms. Hofferberth for or on behalf of FTD.COM and additional employment-related benefits that are made available from time to time to FTD.COM's employees who are at comparable levels to Ms. Hofferberth. In addition, Ms. Hofferberth's employment agreement provides that if FTD.COM terminates Ms. Hofferberth without cause, Ms. Hofferberth is entitled to receive certain termination benefits, which include, among other things, the continuation of her most recent base salary for one year from the effective date of any such termination and any pro rata bonus to which Ms. Hofferberth may be entitled pursuant to the agreement. The agreement became effective upon Ms. Hofferberth's execution of the confidentiality and non-competition agreement described in "—FTD.COM Employment Agreements."

        Pursuant to an employment agreement between FTD.COM and Frederick K. Johnson, Mr. Johnson has agreed to serve as an officer of FTD.COM or in a substantially similar position with any entity that acquires FTD.COM (other than FTD or IOS or any of their other direct or indirect subsidiaries) through May 17, 2003 at a minimum base salary of $210,000 per year or such greater amount as determined by the Board of Directors plus a performance bonus as set by the Board of Directors. The agreement also provides that Mr. Johnson is entitled to four weeks of paid vacation per year, reimbursement for all reasonable and necessary travel expenses and other disbursements incurred by Mr. Johnson for or on behalf of FTD.COM and additional employment-related benefits that are made available from time to time to FTD.COM's employees who are at comparable levels to Mr. Johnson. In addition, Mr. Johnson is entitled, upon the presentation of itemized vouchers, to reimbursement for travel expenses from his home in the Cleveland, Ohio area to FTD.COM's principal executive offices and related lodging expenses in the area of FTD.COM's principal executive offices and any taxes payable by Mr. Johnson as a result of this arrangement. FTD.COM may terminate this arrangement upon 90 days' prior written notice to Mr. Johnson. If FTD.COM requests that Mr. Johnson relocate to the area in which FTD.COM's executive offices are located, Mr. Johnson is entitled to reimbursement for reasonable relocation expenses.

        In addition, Mr. Johnson's employment agreement provides that if:

  •
  FTD.COM terminates Mr. Johnson without cause or

  •
  Mr. Johnson resigns following his assignment to a position that represents a material diminution in his operating responsibilities or a termination of the living arrangement described above by FTD.COM, unless such termination is due to Mr. Johnson's agreed relocation, then Mr. Johnson is entitled to receive certain termination benefits, which include, among other things, the continuation of his most recent base salary for one year from the effective date of any such termination and any pro rata bonus to which Mr. Johnson may be entitled pursuant to the agreement. The agreement became effective upon Mr. Johnson's execution of the confidentiality and non-competition agreement described in "—FTD.COM Employment Agreements."

        Under the terms of a confidentiality and non-competition agreement between FTD.COM and each of the named executive officers, each of such named executive officers has agreed not to engage in any business activity if such activity constitutes the sale or provision of floral products or services that are similar to, or competitive with, floral products or services then being sold or provided by FTD.COM or any of its subsidiaries or affiliated companies, while such named executive officer is employed by FTD.COM and for a period of one year thereafter. In addition, under the agreement, each named executive officer has agreed to certain provisions regarding the non-disclosure of confidential information and non-solicitation of employees of FTD.COM.

FTD.COM Employee Loans

        FTD.COM has loaned $601,283 to Mr. Soenen pursuant to a four-year, interest-bearing note dated May 17, 2001, which is referred to as the "May 2001 Soenen Note," with accrued interest and principal due and payable at maturity. The May 2001 Soenen Note bears interest at 6.5% per annum beginning May 17, 2001. All indebtedness evidenced by the May 2001 Soenen Note is secured by 216,667 shares of FTD.COM Class A common stock owned by Mr. Soenen. The proceeds of the loan were used by

Mr. Soenen to pay the withholding taxes on the vested portion of his restricted stock. At March 31, 2002, $635,916 in principal and interest was outstanding under the May 2001 Soenen Note.

        FTD.COM has loaned $323,768 to Mr. Johnson pursuant to a four-year, interest-bearing note dated May 17, 2001, which is referred to as the "May 2001 Johnson Note," with accrued interest and principal due and payable at maturity. The May 2001 Johnson Note bears interest at 6.5% per annum beginning May 17, 2001. All indebtedness evidenced by the May 2001 Johnson Note is secured by 116,667 shares of FTD.COM Class A common stock owned by Mr. Johnson. The proceeds of the loan were used by Mr. Johnson to pay the withholding taxes on the vested portion of his restricted stock. At March 31, 2002, $342,417 in principal and interest was outstanding under the May 2001 Johnson Note.

        FTD.COM has loaned $116,075 to Mr. Van Cleave pursuant to a four-year, interest-bearing note dated May 17, 2001, which is referred to as the "2001 Van Cleave Note," with accrued interest and principal due and payable at maturity. The 2001 Van Cleave Note bears interest at 6.5% per annum beginning May 17, 2001. All indebtedness evidenced by the 2001 Van Cleave Note is secured by 41,667 shares of FTD.COM Class A common stock owned by Mr. Van Cleave. The proceeds of the loan were used by Mr. Van Cleave to pay the withholding taxes on the vested portion of his restricted stock. At March 31, 2002, $122,761 in principal and interest was outstanding under the 2001 Van Cleave Note.

        FTD.COM has loaned $25,222 to Ms. Wolfe pursuant to a four-year, interest-bearing note dated May 17, 2001, which is referred to as the "May 2001 Wolfe Note," with accrued interest and principal due and payable at maturity. The May 2001 Wolfe Note bears interest at 6.5% per annum beginning May 17, 2001. All indebtedness evidenced by the May 2001 Wolfe Note is secured by 8,334 shares of FTD.COM Class A common stock owned by Ms. Wolfe. The proceeds of the loan were used by Ms. Wolfe to pay the withholding taxes on the vested portion of her restricted stock. At March 31, 2002, $26,674 in principal and interest was outstanding under the May 2001 Wolfe Note.

        FTD.COM has also loaned $23,000 to Ms. Wolfe pursuant to a four-year, interest-bearing note dated June 11, 2001, which is referred to as the "June 2001 Wolfe Note," with accrued interest and principal due and payable at maturity. The June 2001 Wolfe Note bears interest at 6.5% per annum beginning June 11, 2001. All indebtedness evidenced by the June 2001 Wolfe Note is secured by 8,334 shares of FTD.COM Class A common stock owned by Ms. Wolfe. The proceeds of the loan were used by Ms. Wolfe to pay the withholding taxes on the vested portion of her restricted stock. At March 31, 2002, $24,220 in principal and interest was outstanding under the June 2001 Wolfe Note.

Compensation Committee Interlocks and Insider Participation

        The Compensation Committee consists of Habib Y. Gorgi, Samuel I. Hill, Richard M. Owen and Richard C. Perry. No executive officer of FTD.COM serves, or served during the last fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the board of directors or Compensation Committee. FTD.COM is a party to various intercompany agreements with FTD, and certain parties have rights to designate members of FTD.COM's board of directors. See the information set forth herein under the caption "Relationship Between IOS, FTD and FTD.COM and Certain Beneficial Holders."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF IOS

        The following table sets forth information with respect to the beneficial ownership of IOS's Class A and Class B common stock as of March 31, 2002 by:

  •
  each person who IOS knows beneficially owns more than 5% of its common stock,

  •
  each of IOS's directors individually,

  •
  each of the IOS named executive officers individually, and

  •
  all of the IOS named executive officers and directors as a group.

        Unless otherwise indicated, to IOS's knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent the applicable law gives spouses shared authority. Each person listed below disclaims beneficial ownership of his, her or its shares, except to the extent of any pecuniary interests therein. Shares of common stock that an individual or group has the right to acquire within 60 days of March 31, 2002 pursuant to the exercise of options are deemed to be outstanding for the purpose of calculating the percentage ownership of such person or group, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

	Class A Common Stock (Voting)		Class B Common Stock (Nonvoting)
Name and Address	Shares Beneficially Owned	Percentage of Class	Shares Beneficially Owned	Percentage of Class
Principal Stockholders:
Perry Acquisition Partners, L.P.(1) 599 Lexington Avenue New York, NY 10022	7,355,209	59.42%	420,353	19.12%
Bain Capital Funds(2) 111 Huntington Avenue Boston, MA 02199	2,679,616	21.65	—	—
Directors and Executive Officers:
Richard C. Perry(3)	7,355,209	59.42	420,353	19.12
Robert L. Norton(4)	385,000	3.11	—	—
Habib Y. Gorgi(5)	563,332	4.55	698,750	31.78
Stephen G. Pagliuca(6)	2,679,616	21.65	—	—
William J. Vernon	—	—	—	—
Randall Borkenstein	—	—	—	—
Jon R. Burney(7)	2,000	*	—	—
Francis C. Piccirillo(8)	112,450	*	—	—
Michael J. Soenen(9)	38,666	*	—	—
Carrie A. Wolfe	—	—	—	—
All directors and executive officers as a group (10 persons)(10)	11,136,273	89.97%	1,119,103	50.90%

*
Less than 1%

(1)
Represents shares owned by Perry Acquisition Partners, L.P. ("Perry Acquisition Partners"), Perry Partners, L.P., Perry Partners International, Inc. and Perry Principal Holdings, LLC.

(2)
Represents shares owned by a group of investment funds affiliated with Bain Capital (the "Bain Funds"). Includes (1) 885,226 shares held by Information Partners Capital Fund, L.P., a Delaware limited partnership whose sole general partner is Information Partners, a Massachusetts general partnership whose Managing Partner is Bain Capital Partners IV, L.P., a Delaware limited partnership ("BCP IV") whose sole general partner is Bain Capital Investors, LLC, a Delaware limited liability company ("BCI"); (2) 718,896 shares held by Bain Capital Fund IV, L.P., a Delaware limited partnership whose sole general partner is BCP IV, whose sole general partner is BCI; (3) 822,708 shares held by Bain Capital Fund IV-B, L.P., a Delaware limited partnerhip whose sole general partner is BCP IV, whose sole general partner is BCI; (4) 160,836 shares held by BCIP Associates, a Delaware general partnership whose Management Committee consists solely of BCI; and (5) 91,950 shares held by BCIP Trust Associates, L.P., a Delaware limited partnership whose Management Committee consists solely of BCI.

(3)
The address of Mr. Perry is c/o Perry Acquisition Partners, 599 Lexington Avenue, New York, New York 10022. Includes shares owned by Perry Acquisition Partners, Perry Partners, L.P., Perry Partners International, Inc. and Perry Principal Holdings, LLC. Mr. Perry is the managing member of Perry Investors, LLC ("Perry Investors"), the general partner of Perry Acquisition Partners. Accordingly, Mr. Perry may be deemed to have voting and investment power with respect to the shares held by Perry Acquisition Partners. Mr. Perry disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(4)
Includes 235,000 shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 31, 2002.

(5)
The address of Mr. Gorgi is c/o Nautic Partners, 50 Kennedy Place, 12th Floor, Providence, Rhode Island 02903. Includes shares owned by Fleet Growth Resources III, Inc. ("FGR III"), Fleet Equity Partners VII, L.P. ("FEP VII") and Chisholm Partners II, L.P. ("CP II") (the "Fleet Funds"). Mr. Gorgi is an attorney-in-fact for FGR III, which was granted on August 4, 2000. Mr. Gorgi is also the President and Secretary of Silverado V Corp. ("SVC V"). SVC V is a general partner of FEP VII. Mr. Gorgi is President of Silverado II Corp. ("SVC II"). SVC II is the general partner of Silverado II L.P. ("SII LP"), which is the general partner of CP II. Mr. Gorgi may be deemed to share voting and dispositive power with Robert M. Van Degna, attorney-in-fact for FGR III, the Chairman and Chief Executive Officer of SVC II and the Chairman, Chief Executive Officer and Treasurer of SVC V. Mr. Gorgi disclaims beneficial ownership of all shares that are directly owned by FGR III, FEP VII and CP II, except to the extent of his pecuniary interest therein.

(6)
Mr. Pagliuca is a member of Bain Capital Investors, LLC ("BCI") and he (or entities affiliated with him) may be deemed to own all shares held by the Bain Funds. Mr. Pagliuca disclaims beneficial ownership of the securities held by each of the Bain Funds, except to the extent of his pecuniary interest therein.

(7)
Includes 2,000 shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 31, 2002.

(8)
Includes 86,000 shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 31, 2002.

(9)
Includes 22,000 shares issuable upon exercise of outstanding options that are exercisable within 60 days of March 31, 2002.

(10)
Includes 345,000 shares issuable upon exercise of outstanding options, which are exercisable within 60 days of March 31, 2002.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF FTD.COM

        FTD beneficially owns all of the shares of Class B Common Stock outstanding as of the date hereof. Accordingly, FTD holds approximately 83.2% of the economic interest in FTD.COM and approximately 98.0% of the combined voting power of FTD.COM.

        The following table sets forth information with respect to the beneficial ownership of the common stock as of March 31, 2002 by:

  •
  each person who FTD.COM knows beneficially owns more than 5% of its common stock,

  •
  each of FTD.COM's directors individually,

  •
  each of the executive officers of FTD.COM named in this document individually, and

  •
  all of FTD.COM's executive officers and directors as a group.

        Unless otherwise indicated, to FTD.COM's knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent the applicable law gives spouses shared authority. Each person listed below disclaims beneficial ownership of his, her or its shares, except to the extent of any pecuniary interests therein. Shares of common stock that an individual or group has the right to acquire within 60 days of March 31, 2002 pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

	Class A Common Stock			Class B Common Stock
Name and Address	Shares Beneficially Owned		Percentage of Class	Shares Beneficially Owned		Percentage of Class
Principal Stockholders:
FTD 3113 Woodcreek Drive Downers Grove, Illinois 60515	50,000	(1)	*	40,395,000	(2)	100.0%
Buena Vista Internet Group 500 S. Buena Vista St. Burbank, California 91521	923,076		11.2	—		—
Capital Guardian Trust Company(3) 11100 Santa Monica Blvd. Los Angeles, California 90025	682,050		8.3	—		—
Directors and Named Executive Officers:
Richard C. Perry(4)	269,100		3.3	—		—
Michael J. Soenen(5)	675,400		8.2	—		—
Habib Y. Gorgi	—		—	—		—
Samuel I. Hill(6)	16,250		*	—		—
Robert L. Norton(7)	366,000		4.5	—		—
Richard M. Owen(6)	16,250		*	—		—
William J. Vernon	—		—	—		—
Ann M. Hofferberth	32,500		*	—		—
Frederick K. Johnson(8)	373,200		4.5	—		—

William J. Van Cleave(9)	125,000	1.5	—	—
Carrie A. Wolfe(10)	50,000	*	—	—
All directors and executive officers as a group (11 persons)(11)	1,923,450	23.4	—	—

*
Less than 1%.

(1)
Represents shares of Class A common stock forfeited to FTD upon the resignation of Mr. Rasmussen.

(2)
Represents shares of Class B common stock that are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of the holder thereof. The shares of Class B common stock owned by FTD have been pledged as security under FTD's credit agreement.

(3)
Represents shares of Class A common stock beneficially owned as a result of serving as the investment manager of various institutional accounts.

(4)
All shares of Class B Common Stock outstanding as of March 1, 2002 are owned by FTD. Perry Acquisition Partners has sole voting and investment power with respect to 7,355,209 shares, or 59.4% of the voting power, of IOS Class A common stock. Because FTD is a wholly-owned subsidiary of IOS, Perry Acquisition Partners may be deemed to share voting power with respect to all 40,395,000 shares of Class B common stock beneficially owned by FTD. As a result, Richard C. Perry, the managing member of Perry Investors, LLC, the general partner of Perry Acquisition Partners, may be deemed to exercise control over FTD.COM. Mr. Perry also beneficially owns 420,353 additional shares of IOS Class B common stock. Both Perry Acquisition Partners and Mr. Perry disclaim beneficial ownership of those shares, except to the extent of their pecuniary interest therein. The address for each of Perry Acquisition Partners and Mr. Perry is 599 Lexington Avenue, New York, New York 10022.

(5)
Shares of Class A common stock beneficially owned include 433,333 restricted shares of Class A common stock, 216,667 of which will vest on May 17, 2002 and 216,666 of which will vest on May 17, 2003.

(6)
Represents options to purchase shares of Class A common stock that are exercisable within 60 days of March 31, 2002.

(7)
Shares of Class A common stock beneficially owned include 233,333 restricted shares of Class A common stock, 116,667 of which will vest on June 12, 2002 and 116,666 of which will vest on June 12, 2003.

(8)
Shares of Class A common stock beneficially owned include 233,333 restricted shares of Class A common stock, 116,667 of which will vest on May 17, 2002 and 116,666 of which will vest on May 17, 2003.

(9)
Shares of Class A common stock beneficially owned include 83,333 restricted shares of Class A common stock, 41,667 of which will vest on May 17, 2002 and 41,666 of which will vest on May 17, 2003.

(10)
Shares of Class A common stock beneficially owned include 33,332 restricted shares of Class A common stock, 16,666 of which will vest in two equal annual installments beginning on May 17, 2002 and 16,666 of which will vest in two equal annual installments beginning on June 9, 2002.

(11)
Includes options to purchase an aggregate of 63,750 shares of Class A common stock that are exercisable within 60 days of March 31, 2002.

BUSINESS OF IOS

General

        IOS Brands Corporation is a Delaware corporation that was formed in 1994. As used in this document and unless the context requires otherwise, "IOS" refers to IOS Brands Corporation and its wholly-owned subsidiaries, including FTD. The operations of FTD, IOS's principal operating subsidiary, include those of its indirect wholly-owned subsidiaries Renaissance Greeting Cards, Inc., or Renaissance, and FTD Canada, Inc., as well as its majority-owned subsidiary FTD.COM. FTD.COM's Class A common stock, par value $.01 per share, is quoted on the Nasdaq National Market under the symbol "EFTD." As of June 30, 2001, FTD owned 83.2% of FTD.COM's outstanding common shares. Substantially all the operations of IOS are conducted through FTD and its subsidiaries.

        IOS is a floral services provider through approximately 20,000 FTD-member retail florist shops located primarily in North America and through affiliated or related organizations, approximately 28,000 non-member retail florist shops located in over 150 countries outside North America and, through its indirect ownership of FTD.COM, an Internet and a telephone direct marketer of flowers and specialty gifts to consumers. Through FTD, consumers are able to purchase high quality FTD-branded products, FTD-licensed products, traditional non-branded floral arrangements and specialty gifts.

        FTD promotes a worldwide brand utilizing the FTD Mercury Man logo. See "—Marketing and Advertising." A significant portion of IOS's revenues and operating income are derived from IOS's Member Services and Technology Products business segments. The Member Services segment includes Clearinghouse, Publications, its 33.33% ownership interest in Interflora, Inc. and other related services. The Technology Products segment includes Mercury equipment and the Mercury Network. In addition to the aforementioned, IOS's operations include Specialty Wholesaling (products supporting the retail floral and specialty gift industries) and the Direct to Consumer (Internet and telephone marketing of flowers and specialty gifts through FTD.COM) business segments.

Operations

        FTD was initially formed to encourage flowers-by-wire transactions between member florists. Over time FTD has developed a number of additional services and products that support and enhance the retail floral operations of professional florists and FTD's direct marketing business.

        Currently, IOS's primary operations include its Member Services, Technology Products, Specialty Wholesaling and Direct to Consumer business segments.

        The following table illustrates the percentage of IOS's total revenue generated by IOS's segments as a percentage of total revenue for the three fiscal years ended June 30, 1999, 2000 and 2001 and the nine months ended March 31, 2001 and 2002:

	Year Ended June 30,			Nine Months Ended March 31,
	1999	2000	2001	2001	2002
Revenue:
Member Services	36.8%	34.6%	32.3%	32.7%	30.9%
Technology Products	16.7	13.6	12.1	12.3	10.6
Specialty Wholesaling	24.8	18.7	17.2	20.1	14.4
Direct to Consumer	21.7	33.1	38.4	34.9	44.1

Total Revenue	100.0%	100.0%	100.0%	100.0%	100.0%

        Member Services.    The Member Services segment includes revenue associated with IOS's Clearinghouse, Publications, those attributable to its interest in Interflora, Inc. and other related services.

        The Clearinghouse provides billing and collection services to both the sending and receiving florists in flowers-by-wire transactions. In fiscal 2001, IOS cleared floral orders aggregating approximately $445 million in retail sales. Revenue from the Clearinghouse is generated by retaining 7% of the sales price of orders sent through the Clearinghouse. The remainder is allocated as follows: 20% to the sending florist and 73% to the receiving florist. Revenue is also generated from the monthly access fee charged to member florists.

        The Publications business consists of Directory & Toll Free Listings, which is referred to as the Directory, which is a directory of all current florists, their locations, product ordering information and minimum order amounts. In a typical transaction, the sending florist is responsible for selecting the receiving florist within the desired locale. Unless the sending florist has already established a relationship with a particular florist in that locale, the sending florist typically consults the Directory to identify a receiving florist. The Directory is published quarterly on CD-ROM as well as in a paper book format. Publications also include revenues attributable to the set up and maintenance of florists' Web sites for FTD Florists' Online through FTD.COM's Web site, www.ftd.com.

        Interflora, Inc. is a joint venture between FTD, Fleurop-Interflora and the Interflora British Unit. The joint venture provides a floral services organization with non-FTD member florists that enables florists to transmit and receive orders outside North America.

        Technology Products.    The Technology Products segment includes revenue associated with IOS's Mercury equipment and Mercury Network.

        Mercury equipment includes both the sale and leasing of hardware and software designed for the floral industry. Mercury equipment includes Mercury 2000 and Mercury 3000 terminals as well as the Mercury Interface Box, Mercury Advantage systems, Mercury Wings and Mercury Direct, a new Internet-based system of sending and receiving orders over the Mercury Network.

        The Mercury Network is a proprietary telecommunications network linking together IOS and over 50% of IOS's member florists. Florists who are linked by the Mercury Network are able to transmit orders cleared through IOS or through competing clearinghouses and to send each other messages.

        Specialty Wholesaling.    Specialty Wholesaling products include both FTD-branded and non-branded holiday and everyday-floral arrangement containers and products, as well as packaging, promotional products and a wide variety of other floral-related supplies, including greeting cards and the Floral Selections Guide as well as other miscellaneous items. By capitalizing on IOS's sourcing expertise and volume purchases, Specialty Wholesaling is able to provide florists with a broad selection of products at attractive prices.

        Revenue derived from Renaissance is included as part of Specialty Wholesaling. Renaissance produces greeting cards for special occasions and holidays for sale to florists and general merchants.

        Direct to Consumer.    Direct to Consumer represents revenue derived from FTD's direct marketing business conducted through FTD.COM. FTD.COM is an Internet and telephone marketer of flowers and specialty gifts. This business segment includes consumer orders generated by its 1-800-SEND-FTD and its other toll-free telephone numbers and the www.ftd.com Web site. FTD.COM's revenue includes the sales price of flowers and specialty gifts as well as a service fee charged to the consumer.

Marketing and Advertising

        IOS provides extensive marketing and advertising programs on both national and local levels. FTD's national advertising (through television, radio, magazines, newspaper supplements, yellow pages and Web sites) promotes FTD florists, FTD-Branded products and FTD.COM's Web site, www.ftd.com, 1-800-SEND-FTD, and its other toll-free telephone numbers. FTD.COM's direct marketing campaign includes relationships with many companies such as United Airlines®, American Airlines®, Delta Air Lines® and credit card issuers, which have large consumer databases. Through these relationships, FTD.COM is able to market to the consumers in their databases using statement inserts that often offer discounts or frequent flyer mileage awards for purchases made through FTD.COM. In fiscal year 2000, FTD.COM had deployed an integrated marketing campaign focused on customer acquisition, utilizing a mix of offline, online, and direct marketing strategies. In fiscal year 2001, FTD.COM shifted to a more balanced program focused on both customer acquisition and retention, resulting in a reduction of its marketing and promotions expenditures due to a decrease in offline advertising.

        Sponsorships are also a major part of IOS's marketing efforts. This includes a major sponsorship relationship with the Tournament of Roses® Association, which generates significant exposure for FTD during the annual Rose Parade.

        IOS also offers Internet-related programs to its member florists. FTD® Florists' Online, which is referred to as FOL, provides FTD florists with the opportunity to have their own Internet home page located within FTD's Web site. Florist Internet Sites are introductory Web sites that allow florists to compete in today's growing e-commerce marketplace. These sites are fully functional (secure ordering, e-mail, etc.) and can be modified to suit an individual florist's needs.

        FTD's marketing and advertising programs are designed to:

  •
  increase consumer demand for FTD-Branded floral arrangements and specialty gifts that FTD florists or FTD's direct marketing business clear through FTD's Clearinghouse, including Specialty Wholesaling's FTD Branded hard goods,

  •
  feature the FTD Mercury Man logo, and

  •
  support FTD florists by encouraging consumers to associate professional FTD florists with high-quality floral goods and outstanding customer service.

Seasonality

        IOS generated 20.9%, 25.0%, 27.5% and 26.6% of its total revenue in the quarters ended September 30, December 31, March 31 and June 30 of fiscal 2001, respectively. IOS's revenue typically exhibits a modest degree of seasonality as demonstrated in fiscal 2001. In addition, IOS's operating income also fluctuates over the course of the fiscal year. For example, revenues and operating results tend to be lower for the quarter ending September 30 because none of the most popular floral holidays, which include Valentine's Day, Easter, Mother's Day, Thanksgiving and Christmas, fall within that quarter. In addition, depending on the year, the popular floral holiday of Easter sometimes falls within the quarter ending March 31 and sometimes falls within the quarter ending June 30. Also, this seasonality is attributable to increased revenues in the quarter ending March 31 relating to the increased floral orders and shipments of Mother's Day holiday products. As a result, comparisons of results of operations from one quarter to the immediately preceding quarter or the same quarter of the proceeding year may not be relevant when evaluating IOS's historical financial performance and predicting IOS's future performance. IOS's working capital, cash and short-term borrowings also fluctuate during the year as a result of the factors set forth above.

Trademarks

        The FTD Mercury Man logo, which appears on the shop window or door of each FTD florist, is a registered U.S. trademark, which distinguishes FTD's services and products from those offered by others. FTD also owns the rights to a number of other trademarks, including "FTD," "FTDA," "Florists' Transworld Delivery," "Mercury," "Mercury Wings," "Mercury Advantage" (pending), "Mercury Network," "Renaissance Greeting Cards" and trademarks for certain floral products, including the "Chicken Soup Bouquet," "Thanks a Bunch Bouquet," "Birthday Party Bouquet," "Anniversary Bouquet", "Sweet Dreams Bouquet" and "Sweet Expressions Bouquet." FTD has an exclusive license to use the "INTERFLORA" trademark in North America and South America. FTD has licensed certain of its trademarks, including the FTD Mercury Man logo, to the FTD florists and FTD.COM.

Competition

        IOS competes in the extremely fragmented floral services industry with a large number of wholesalers, service providers and direct marketers of flowers and gifts. Teleflora LLC, IOS's primary competitor, offers some products and services that are comparable to those offered by IOS, and most florists subscribe to one or more of these competing services. IOS believes that it has a competitive advantage in this segment due to its multi-faceted relationship with retail florists, its depth of product line and its ability to offer discounted pricing as a result of substantial volume purchases.

        FTD is subject to certain operating restrictions pursuant to the Modified Final Judgment, dated November 13, 1990, of the United States District Court for the Eastern District of Michigan in United States of America v. Florists' Telegraph Delivery Association, Civ. No. 56-15748, and United States of America v. Florists' Transworld Delivery Association, Civ. No. 66-28784, which are collectively referred to as the Consent Order. Among its terms, the Consent Order prohibits FTD from restricting membership to florists who are not subscribers of a competing clearinghouse. The Consent Order expires on August 1, 2005.

        The consumer markets for flowers and specialty gifts are highly competitive and highly fragmented. The number of e-commerce Web sites competing for consumers' attention has increased rapidly during the past several years. FTD.COM competes with marketers of flowers and specialty gifts who sell through various channels, including retail stores, the Internet, the telephone and catalogs. The primary competitive factors in the floral and specialty gift markets are brand recognition, trust in the brand, Web site content and ease of use, price of products and services, fulfillment capabilities, customer service and reliability. FTD.COM's principal competitors are 1-800-FLOWERS.COM, Inc. and Proflowers.com.

Employees

        As of March 31, 2002, IOS employed approximately 769 full-time employees. IOS considers its relations with its employees to be good. None of IOS's employees is currently covered by any collective bargaining agreement.

Properties

        IOS's principal executive offices, consisting of approximately 120,000 square feet of office space, are owned by IOS and are located in Downers Grove, Illinois. Renaissance leases office space in Sanford, Maine. In addition, IOS uses an independent warehouse and distribution facility in Cincinnati, Ohio for product distribution and leases office space in Medford, Oregon for one of its internal call centers.

Legal Proceedings

        Other than with respect to the merger, IOS is involved in various lawsuits and matters arising in the normal course of business. In the opinion of the management of IOS, although the outcomes of these claims and suits are uncertain, they should not have a material adverse effect on IOS's financial position or results of operations. In connection with the merger, certain FTD.COM stockholders have filed several class action lawsuits against FTD.COM, IOS, FTD and the board of directors of FTD.COM. For more information regarding these lawsuits, see "The Merger-Stockholder Litigation."

The Formation and Termination of Relationship With FTD Association

        FTD is the successor to a non-profit cooperative association founded in 1910 by a group of retail florists in the U.S. FTD was the surviving corporation following the acquisition on December 19, 1994 by IOS of all of the outstanding equity of Florists' Transworld Delivery Association, a Michigan non-profit cooperative association, which is referred to as the Old Association, pursuant to an Agreement and Plan of Merger dated August 2, 1994, among IOS, FTD Acquisition Corporation, a Delaware corporation, and the Old Association. Upon consummation of that acquisition, FTD became a wholly-owned subsidiary of IOS. Immediately following that acquisition, the Old Association was converted from a non-profit corporation to a for-profit corporation and renamed "Florists' Transworld Delivery, Inc." IOS, through FTD, operates all of the businesses conducted by the Old Association prior to its acquisition except for certain trade association activities which are being conducted by FTD Association, an Ohio non-profit corporation organized in connection with the acquisition and structured as a member-owned trade association, which is referred to as the Association. Neither IOS nor FTD has any ownership interest in the Association.

        On April 30, 2001, FTD entered into a Termination Agreement with the Association, which became effective as of June 29, 2001. The Termination Agreement, which contained limited two-year non-compete provisions, terminated both the Mutual Support Agreement, dated December 18, 1994, and the Trademark License Agreement, dated December 18, 1994. The Trademark Agreement and the Mutual Support Agreement are referred to as the Association Agreements. The Association Agreements were entered into in connection with the acquisition between the Association and FTD. Pursuant to the Association Agreements, among other things:

  •
  existing and future members of the Association had the exclusive right, subject to execution of a Trademark Agreement with FTD, to use the FTD logo and other FTD trademarks in connection with the operation of a retail florist shop,

  •
  all members of the Association in good standing were provided access to FTD's Clearinghouse, Mercury Network and certain other FTD services and products,

  •
  FTD paid the Association an amount equal to a percentage of the value of every floral order cleared through FTD's Clearinghouse, and

  •
  FTD and the Association were able to designate up to 20% but not fewer than two individuals to be elected to the other's board of directors.

        As consideration for the dissolution of the contractual relationship between IOS and the Association pursuant to the Termination Agreement, FTD agreed to pay the Association $14.0 million, $12.6 million of which was paid on June 29, 2001 and $1.4 million of which is subject to a one-year escrow holdback. In fiscal 2001, IOS recorded $14.5 million of expenses related to this transaction, including professional fees. The $1.4 million escrow holdback is reflected on IOS's balance sheet as restricted cash.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF IOS

        The following table illustrates the total revenue generated by IOS's operations and summarizes IOS's historical results of operations for the fiscal years ended June 30, 1999, 2000 and 2001 and the nine months ended March 31, 2001 and 2002:

	Year Ended June 30,			Nine Months Ended March 31,
	1999	2000	2001	2001	2002
	(In Thousands)
Revenue:
Member Services	$77,122	$91,688	$98,999	$73,489	$70,835
Technology Products	34,963	36,141	36,929	27,493	24,370
Specialty Wholesaling	51,830	49,419	52,550	45,163	33,063
Direct to Consumer	45,470	87,586	117,517	78,206	101,261

Total revenue	209,385	264,834	305,995	224,351	229,529
Cost of Goods Sold and Services Provided:
Member Services	11,331	14,725	13,103	9,777	9,849
Technology Products	11,707	14,724	12,960	9,956	9,109
Specialty Wholesaling	36,949	36,268	42,127	35,790	25,898
Direct to Consumer	35,907	69,352	91,689	61,038	77,850

Total cost of goods sold and services provided	95,894	135,069	159,879	116,561	122,706
Operating Expenses:
Advertising and selling	60,449	98,997	70,190	52,892	48,239
General and administrative	42,298	53,874	50,636	40,027	37,086

Total operating expenses	102,747	152,871	120,826	92,919	85,325

Income (loss) from operations	$10,744	$(23,106)	$25,290	$14,871	$21,498

        IOS generates its revenue from four principal segments. These segments are Member Services, Technology Products, Specialty Wholesaling and Direct to Consumer.

        Member Services includes floral services provided to member retail florists consisting primarily of:

  •
  Clearinghouse, which provides order billing and collection services to both the sending and receiving florists. IOS receives a percentage of the order value for these services.

  •
  Publications, which consists of sales of the Directory that is published on a quarterly basis in both CD-ROM and paper book form. Publications also include revenues attributable to the set up and maintenance of florists' Web sites for FTD Florists' Online hosted through FTD.COM's www.ftd.com Web site pursuant to a Web site hosting agreement with FTD.COM.

  •
  Interflora, Inc., which is a joint venture between IOS, Fleurop-Interflora, and the Interflora British Unit. The joint venture gives FTD members access to a floral service organization with non-FTD member florists, enabling FTD florists to transmit and receive orders outside North America.

        Technology Products consists primarily of:

  •
  Mercury equipment, which includes both sales and leasing of hardware and software to florists.

  •
  Mercury Network, which is FTD's proprietary telecommunications network used by florists to transmit orders through IOS's Clearinghouse or competing clearinghouses.

        The Specialty Wholesaling business segment consists primarily of FTD's wholesale distribution of floral-related products to florists. This segment includes the wholesale distribution of both FTD-branded and non-branded holiday and everyday floral arrangement containers and products, as well as packaging, promotional products and a wide variety of other floral-related supplies. It also includes greeting cards, specialty gifts and the Floral Selections Guide, or FSG, in addition to other miscellaneous items.

        The Direct to Consumer business segment consists of FTD's majority owned subsidiary, FTD.COM. FTD.COM is an Internet and telephone marketer of flowers and specialty gifts. This business segment includes consumer orders generated by the www.ftd.com Web site and its 1-800-SEND-FTD and other toll-free telephone numbers. FTD.COM records order revenue and costs for fulfillment and processing services when an order is filled. In addition, FTD.COM charges the customer a service fee for all floral orders.

        In view of the seasonal variations in the revenues and operating results of all of IOS's business segments, IOS believes that comparisons of its revenues and operating results for any period with those of the immediately preceding fiscal period or the same period of the preceding fiscal year may be of limited relevance in evaluating IOS's historic financial performance and predicting IOS's future financial performance. For example, revenues and operating results have historically been lower for the quarter ending September 30 because none of the most popular floral and gift holidays, which include Valentine's Day, Easter, Mother's Day, Thanksgiving and Christmas, falls within that quarter. In addition, depending on the year, the popular floral and gift holiday of Easter either falls within the quarter ending March 31 or within the quarter ending June 30. As a result, comparisons of results of operations from one quarter to the immediately preceding quarter or the same quarter of the preceding fiscal year may be of limited relevance in evaluating IOS's historical performance and predicting IOS's future performance. IOS's working capital, cash and short-term borrowings also fluctuate during the year as a result of the factors set forth above.

Nine-Month Period Ended March 31, 2002 Compared to the Nine-Month Period Ended March 31, 2001

        Total revenues increased by $5.1 million, or 2.3%, to $229.5 million for the nine-month period ended March 31, 2002, compared to $224.4 million for the nine-month period ended March 31, 2001, for the reasons discussed below.

        Member Services segment revenue decreased by $2.7 million, or 3.6%, to $70.8 million for the nine-month period ended March 31, 2002, compared to $73.5 million for the nine-month period ended March 31, 2001. This decrease was primarily due to decreased membership services revenues, resulting from a decline in the number of average members for the periods presented.

        Technology Products segment revenue decreased by $3.1 million, or 11.4%, to $24.4 million for the nine-month period ended March 31, 2002, compared to $27.5 million for the nine-month period ended March 31, 2001. This decrease was primarily due to fewer Mercury equipment sales and fewer network transmissions in the quarter ended March 31, 2002 compared to the same period last year. The decline in Mercury equipment sales is attributed to timing of promotions and the decline in network transmissions is related to the reduction in membership. IOS has two agreements with a floral service provider that provide a guaranteed minimum order fee for orders processed over the Mercury Network. During the third quarter of fiscal 2002, one of the agreements expired and the Company has received a notice of non-renewal for the period beginning September 1, 2002 related to the other agreement. Although IOS is currently negotiating with the floral service provider to renew the existing contract, there can be no assurance this will occur. In the event the floral service provider does not agree to renew this agreement, IOS's revenues and operating results could be adversely affected.

        Specialty Wholesaling segment revenue decreased by $12.1 million, or 26.8%, to $33.1 million for the nine-month period ended March 31, 2002, compared to $45.2 million for the nine-month period ended March 31, 2001. The nine-month period ended March 31, 2001 included revenue of $3.9 million attributable to the FSG, which is published on a two-year cycle. The remaining $8.2 million decline is primarily due to the shortfall of Christmas holiday, Valentine's Day and Easter sales, as well as lower sales due to the reduction of inventoried items offered to florists in fiscal 2002.

        Direct to Consumer segment revenue increased by $23.1 million, or 29.5%, to $101.3 million for the nine-month period ended March 31, 2002, compared to $78.2 million for the nine-month period ended March 31, 2001. This increase was primarily due to continued growth in order volume, including increased orders attributable to the acquisition of National Flora.

        Total costs of goods sold and services provided increased by $6.1 million, or 5.3%, to $122.7 million for the nine-month period ended March 31, 2002, compared to $116.6 million for the nine-month period ended March 31, 2001. This increase was primarily attributable to the increase in Direct to Consumer costs. As a percent of revenue, total costs of goods sold and services provided increased to 53.5% for the nine-month period ended March 31, 2002 from 52.0% for the nine-month period ended March 31, 2001, primarily attributable to the higher mix of sales in IOS's lower margin Direct to Consumer segment.

        Costs of goods sold and services provided associated with the Member Services segment remained relatively constant at $9.8 million for both nine-month periods ended March 31, 2002 and March 31, 2001. As a percent of revenue, costs of goods sold and services provided increased to 13.9% for the nine-month period ended March 31, 2002 from 13.3% for the nine-month period ended March 31, 2001.

        Costs of goods sold and services provided associated with the Technology Products segment decreased by $0.9 million, or 8.5%, to $9.1 for the nine-month period ended March 31, 2002, compared to $10.0 million for the nine-month period ended March 31, 2001. This decrease was primarily due to decreased Mercury equipment costs related to a decline in Mercury equipment sales. As a percent of revenue, costs of goods sold and services provided increased to 37.4% for the nine-month period ended March 31, 2002 from 36.2% for the nine-month period ended March 31, 2001, primarily as a result of lower Mercury Network transmission revenues, which typically have higher gross profit margins, and higher than anticipated selling and support costs.

        Costs of goods sold and services provided associated with the Specialty Wholesaling segment decreased by $9.9 million, or 27.6%, to $25.9 million for the nine-month period ended March 31, 2002, compared to $35.8 million for the nine-month period ended March 31, 2001. This decrease was primarily due to a decrease in revenues. As a percent of revenue, costs of goods sold and services provided decreased to 78.3% for the nine-month period ended March 31, 2002 from 79.2% for the nine-month period ended March 31, 2001, primarily as a result of the change in sales mix related to the FSG sales, which typically have higher gross profit margins, recorded in the nine-month period ended March 31, 2001.

        Costs of goods sold and services provided associated with the Direct to Consumer segment increased by $16.9 million, or 27.5%, to $77.9 million for the nine-month period ended March 31, 2002, compared to $61.0 million for the nine-month period ended March 31, 2001. This increase was primarily attributable to increases in order volume. As a percent of revenue, costs of goods sold and services provided decreased to 76.9% for the nine-month period ended March 31, 2002 from 78.0% for the nine-month period ended March 31, 2001, primarily as a result of operating improvements, including efficiencies in order entry processing, and increases in specialty gift orders, which typically have higher gross profit margins.

        Advertising and selling costs decreased by $4.7 million, or 8.8%, to $48.2 million for the nine-month period ended March 31, 2002, compared to $52.9 million for the nine-month period ended March 31, 2001. This decrease was primarily due to lower commissions offered to sending florists associated with a decline in clearinghouse revenues. This decrease was also due to a reduction of marketing and promotion expenditures at the FTD level resulting from the shift from a marketing program focused on year-round advertising to a floral holiday-centric plan focused on Christmas, Valentine's Day, Easter and Mother's Day.

        General and administrative costs decreased by $2.9 million, or 7.3%, to $37.1 million for the nine-month period ended March 31, 2002, compared to $40.0 million for the nine-month period ended March 31, 2001. This decrease was primarily due to a $2.6 million gain attributable to the settlement of a claim against the developer of an unlaunched version of FTD.COM's Web site and a $1.4 million post-retirement health care benefits gain, which were recorded in the nine month period ended March 31, 2002. Partially offsetting these gains, IOS recorded a write-down of $0.4 million for internal use software that had been used to process clearinghouse services, severance costs of $0.5 million for certain former employees for the nine-month period ended March 31, 2002 and merger-related costs of $1.0 million recorded by FTD.COM. Additionally, in the prior fiscal year, FTD.COM recorded a $0.5 million gain attributable to the settlement of a third party cancellation fee for less than the amount originally accrued in the fourth quarter of fiscal 2000.

        Interest expense decreased to $2.6 million from $4.3 million for the nine-month periods ended March 31, 2002 and 2001, respectively. The decrease is primarily due to more favorable borrowing rates.

        The provisions for income taxes for the nine-month periods ended March 31, 2002 and 2001 were $8.2 million, reflecting an effective rate of 42%, and $6.2 million, reflecting an effective rate of 27%, respectively. This change in effective tax rates was primarily due to the tax-free portion of the $12.0 million settlement gain related to a lawsuit recorded in the quarter ended September 30, 2000.

        Net income decreased by $6.9 million to $9.5 million for the nine-month period ended March 31, 2002, compared to net income of $16.4 million for the nine-month period ended March 31, 2001. This decrease was primarily the result of a $12.0 million pre-tax settlement gain recorded in the quarter ended September 30, 2000. Net income for the nine-month period ended March 31, 2002 includes an after-tax extraordinary loss of $0.3 million for the write-off of deferred financing costs at the time IOS entered into its Credit Agreement.

Year Ended June 30, 2001 Compared to Year Ended June 30, 2000

        The following statement of operations data has been reclassified to reflect the adoption of Emerging Issues Task Force Issue No. 01-9 ("EITF 01-9") Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). In accordance with the requirements of EITF 01-9, IOS has reclassified certain advertising and selling expenses to contra-revenue in the periods presented that relate to cash rebates which are earned by florists under a customer incentive program in conjunction with the credit card clearing services offered by IOS. The amounts related to the cash rebates for the years ended June 30, 2001 and 2000 were $2.3 million and $2.8 million, respectively. Additionally, in accordance with the requirements of EITF 01-9, IOS has reclassified advertising and selling expenses to costs of goods sold and services provided that relate to the granting of mileage and reward points to customers in connection with an order. The amounts related to FTD.COM's participation in mileage and reward point programs for the years ended June 30, 2001 and 2000 were $1.7 million and $1.0 million, respectively. As EITF 01-9 was not effective until the third quarter of fiscal year 2002, IOS and FTD.COM did not reflect the reclassified amounts in the annual financial statements in Annex G.

        Total revenue increased by $41.2 million, or 15.5%, to $306.0 million for the year ended June 30, 2001, compared to $264.8 million for the year ended June 30, 2000, for the reasons discussed below.

        Member Services segment revenue increased by $7.3 million, or 8.0%, to $99.0 million for the year ended June 30, 2001, compared to $91.7 million for the year ended June 30, 2000. This increase was primarily due to an increase in the monthly access fees charged to florists and increased member services revenue offset partially by decreased credit card processing revenue.

        Technology Products segment revenue increased by $0.8 million, or 2.2%, to $36.9 million for the year ended June 30, 2001, compared to $36.1 million for the year ended June 30, 2000. This increase was primarily due to an increase in equipment sales and an increase in Mercury equipment support fees charged to Mercury equipment customers. IOS expects to continue to encourage florists to upgrade from older Mercury equipment, which will tend to lower related revenues without significantly impacting earnings due to the elimination of related costs to support the older technology. IOS has agreements with certain floral service providers that provide a guaranteed minimum order fee for orders processed over the Mercury Network. These agreements contain renewal options and begin to expire in the second half of fiscal 2002.

        Specialty Wholesaling segment revenue increased by $3.2 million, or 6.3%, to $52.6 million for the year ended June 30, 2001, compared to $49.4 million for the year ended June 30, 2000. This increase was primarily the result of the increase in the revenue attributable to the FSG, as described in note 16 of the notes to consolidated financial statements of IOS which are included in Annex G of this document, partially offset by a decrease in holiday and branded product sales. In fiscal 2002, IOS expects to reduce the number of inventoried items offered to florists, which is expected to lead to lower sales and reductions in inventory without significantly impacting earnings as a result of improved gross margin because of a more attractive mix of products and lower carrying costs associated with inventory.

        Direct to Consumer segment revenue increased by $29.9 million, or 34.2%, to $117.5 million for the year ended June 30, 2001, compared to $87.6 million for the year ended June 30, 2000. This increase was primarily due to increases in the order volume and average order value placed by consumers through the www.ftd.com Web site and the 1-800-SEND-FTD toll-free telephone number.

        Total costs of goods sold and services provided increased by $24.8 million, or 18.4%, to $159.9 million for the year ended June 30, 2001, compared to $135.1 million for the year ended June 30, 2000. This increase was primarily attributable to increases in sales volume in the Direct to Consumer and Specialty Wholesaling segments. As a percentage of revenue, total costs of goods sold and services provided increased to 52.2% for the year ended June 30, 2001, from 51.0% for the year ended June 30, 2000. This increase was primarily attributable to sales mix related to revenue increases for the Direct to Consumer and Specialty Wholesaling segments, which have higher cost ratios.

        Costs of goods sold and services provided associated with the Member Services segment decreased by $1.6 million, or 11.0%, to $13.1 million for the year ended June 30, 2001, compared to $14.7 million for the year ended June 30, 2000. This decrease was primarily the result of a decrease in credit card processing revenue. As a percent of revenue, costs of goods sold and services provided decreased to 13.2% for the year ended June 30, 2001, from 16.1% for the year ended June 30, 2000, primarily due to an increase in the monthly access fees charged to florists.

        Costs of goods sold and services provided associated with the Technology Products segment decreased by $1.7 million, or 12.0%, to $13.0 million for the year ended June 30, 2001, compared to $14.7 million for the year ended June 30, 2000. This decrease was primarily the result of fewer unit sales of Mercury equipment and lower system support costs partially offset by increased Mercury equipment costs. As a percent of revenue, costs of goods sold and services provided decreased to 35.1% for the year ended June 30, 2001, from 40.7% for the year ended June 30, 2000, primarily as a result of sales mix on relatively higher margin equipment compared to lower margin equipment, and an increase in Mercury equipment support fees charged to Mercury equipment customers.

        Costs of goods sold and services provided associated with the Specialty Wholesaling segment increased by $5.8 million, or 16.2%, to $42.1 million for the year ended June 30, 2001, compared to $36.3 million for the year ended June 30, 2000. This increase was primarily due to the costs of producing the FSG. As a percent of revenue, costs of goods sold and services provided increased to 80.2% for the year ended June 30, 2001 from 73.4% for the year ended June 30, 2000, primarily as a result of sales of the lower margin FSG to affiliated florists and lower margins on Specialty Wholesaling products resulting from discounting related to inventory reduction efforts.

        Costs of goods sold and services provided associated with the Direct to Consumer segment increased by $22.3 million, or 32.2%, to $91.7 million for the year ended June 30, 2001, compared to $69.4 million for the year ended June 30, 2000. This increase was primarily attributable to costs associated with processing and filling more consumer orders. As a percent of revenue, costs of goods sold and services provided decreased to 78.0% for the year ended June 30, 2001, from 79.2% for the year ended June 30, 2000, primarily as a result of an increase in higher margin specialty gift orders and reduction in order processing costs due to a decrease in the total number of phone orders.

        Advertising and selling costs decreased by $28.8 million, or 29.1%, to $70.2 million for the year ended June 30, 2001, compared to $99.0 million for the year ended June 30, 2000. This decrease was primarily due to a reduction of marketing and promotions related to the Direct to Consumer business segment, with a shift from a marketing program primarily focused on customer acquisition to a more balanced program focused on both customer acquisition and retention. FTD.COM's marketing and promotion costs were $13.5 million and $41.9 million, respectively, for fiscal years 2001 and 2000.

        General and administrative costs decreased by $3.3 million, or 6.0%, to $50.6 million for the year ended June 30, 2001, compared to $53.9 million for the year ended June 30, 2000. This was primarily due to FTD.COM's $4.4 million one-time charge in fiscal year 2000 associated with the write-off of development work related to an unlaunched version of its Web site partially offset by an increase in stock-based compensation expense related to restricted stock grants made to certain employees of IOS and FTD.COM in the fourth quarter of fiscal year 2000.

        Interest income remained relatively constant at $1.5 million for the year ended June 30, 2001, compared to $1.9 million for the year ended June 30, 2000. Interest expense decreased by $0.5 million, or 8.5%, to $5.2 million for the year ended June 30, 2001, compared to $5.7 million for the year ended June 30, 2000. The decrease was primarily attributable to a lower borrowing rate during fiscal year 2001.

        Other income consists primarily of a $12.0 million lawsuit settlement gain for the year ended June 30, 2001. Other expense consists primarily of $14.5 million in expenses related to the Termination Agreement for the year ended June 30, 2001.

        The provision for income taxes and the effective tax rates for the years ended June 30, 2001 and 2000, were an expense of $3.8 million and a rate of 20% and a benefit of $7.6 million and a rate of 28%, respectively. This change in effective tax rates was primarily due to the tax-free portion of the settlement gain recorded in the year ended June 30, 2001.

        The minority interest in earnings of subsidiary was an expense of $1.9 million for the year ended June 30, 2001, compared to a benefit of $4.4 million for the year ended June 30, 2000 and fluctuated primarily as a result of an increase in the Direct to Consumer segment net income. The minority's interest was approximately 15% at June 30, 2001.

        Net income increased by $28.1 million to $13.0 million for the year ended June 30, 2001, compared to a net loss of $15.1 million for the year ended June 30, 2000. This increase was primarily the result of increased revenue coupled with decreased advertising and selling expenses associated with FTD.COM's advertising campaign.

Year Ended June 30, 2000 Compared to Year Ended June 30, 1999

        The following statement of operations data has been reclassified to reflect the adoption of Emerging Issues Task Force Issue No. 01-9 ("EITF 01-9") Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). In accordance with the requirements of EITF 01-9, IOS has reclassified certain advertising and selling expenses to contra-revenue in the periods presented that relate to cash rebates which are earned by florists under a customer incentive program in conjunction with the credit card clearing services offered by IOS. The amounts related to the cash rebates for the years ended June 30, 2000 and 1999 were $2.8 million and $4.0 million, respectively. Additionally, in accordance with the requirements of EITF 01-9, IOS has reclassified advertising and selling expenses to costs of goods sold and services provided that relate to the granting of mileage and reward points to customers in connection with an order. The amounts related to FTD.COM's participation in mileage and reward point programs for the years ended June 30, 2000 and 1999 were $1.0 million and $0.5 million, respectively. As EITF 01-9 was not effective until the third quarter of fiscal year 2002, IOS and FTD.COM did not reflect the reclassified amounts in the annual financial statements in Annex G.

        Total revenue increased $55.4 million, or 26.5%, to $264.8 million for the year ended June 30, 2000, compared to $209.4 million for the year ended June 30, 1999. This increase was primarily the result of an increase in revenue in the Direct to Consumer and Member Services business segments, offset in part by a decrease in revenue in the Specialty Wholesaling business segment.

        Member Services segment revenue increased $14.6 million, or 18.9%, to $91.7 million for the year ended June 30, 2000, compared to $77.1 million for the year ended June 30, 1999. This increase is primarily due to increases in Clearinghouse, Publications and Credit Cards revenue. The increase relating to Clearinghouse revenue is primarily attributable to the increase in the monthly access fee charged to florists. The increase in Publications revenue is primarily attributable to an increase in listings and extra advertisements in the Directory in comparison to the year ended June 30, 1999. The increase in revenue related to credit card processing is due to the increase in the commissions fee for bankcard processing and an increase in credit card volume.

        Technology Products segment revenue increased $1.1 million, or 3.4%, to $36.1 million for the year ended June 30, 2000, compared to $35.0 million for the year ended June 30, 1999. This increase is primarily due to increases in Mercury equipment sales. These increases were partially offset by decreases in Mercury equipment rental revenue and Mercury network transmissions.

        Specialty Wholesaling segment revenue decreased $2.4 million, or 4.7%, to $49.4 million for the year ended June 30, 2000, from $51.8 million for the year ended June 30, 1999. The decrease was primarily the result of $2.8 million in revenue for the FSG (see note 16 of IOS's consolidated financial statements which are attached as Annex G), recorded in fiscal year 1999 versus no FSG revenue recorded in the year ended June 30, 2000.

        Direct to Consumer segment revenue increased $42.1 million, or 92.6%, to $87.6 million for the year ended June 30, 2000, compared to $45.5 million for the year ended June 30, 1999. The increase over the year ended June 30, 1999 was primarily due to an increase in the number of orders placed by consumers through the www.ftd.com Web site as well as an increase in the average order value.

        Total costs of goods sold and services provided increased $39.2 million, or 40.9%, to $135.1 million for the year ended June 30, 2000, compared to $95.9 million for the year ended June 30, 1999. This increase was primarily attributable to the costs associated with increases in revenue in the Direct to Consumer business segment. As a percent of revenue, total costs of goods sold and services provided increased to 51.0% for the year ended June 30, 2000, from 45.8% for the year ended June 30, 1999. This was primarily due to the significant increase in sales volume in the Direct to Consumer business segment, which has a higher relative cost of sales percentage compared to other business segments.

        Costs of goods sold and services provided associated with Member Services increased $3.4 million, or 30.0%, to $14.7 million for the year ended June 30, 2000, compared to $11.3 million for the year ended June 30, 1999. This increase was primarily due to increased costs associated with publications and an increase in credit card volume. As a percent of revenue, costs of goods sold and services provided increased to 16.1% for the year ended June 30, 2000, from 14.7% for the year ended June 30, 1999, primarily as a result of costs associated with increased credit card revenue.

        Costs of goods sold and services provided associated with Technology Products increased $3.0 million, or 25.8%, to $14.7 million for the year ended June 30, 2000, compared to $11.7 million for the year ended June 30, 1999. This increase was primarily due to higher equipment and support costs associated with increased Mercury equipment sales. As a percent of revenue, costs of goods sold and services provided increased to 40.7% for the year ended June 30, 2000, from 33.5% for the year ended June 30, 1999, primarily as a result of costs associated with increased Mercury equipment sales.

        Costs of goods sold and services provided associated with Specialty Wholesaling decreased by $0.6 million, or 1.8%, to $36.3 million for the year ended June 30, 2000, compared to $36.9 million for the year ended June 30, 1999. This decrease was due primarily to lower costs related to the FSG. Costs of goods sold in the year ended June 30, 1999 included costs related to the FSG versus no FSG costs in the year ended June 30, 2000. As a percent of revenue, costs of goods sold and services provided increased to 73.4% for the year ended June 30, 2000, from 71.3% for the year ended June 30, 1999, primarily as a result of selling lower margin branded products.

        Costs of goods sold and services provided associated with Direct to Consumer increased $33.5 million, or 93.1%, to $69.4 million for the year ended June 30, 2000 compared to $35.9 million for the year ended June 30, 1999. The increase was primarily attributable to costs associated with processing and filling more consumer orders. As a percentage of revenue, costs of goods sold and services provided increased to 79.2% for the year ended June 30, 2000, from 79.0% for the year ended June 30, 1999, primarily as a result of increased other revenue, which have no directly associated costs, and a change in the amount paid per order to filling florists.

        Advertising and selling costs increased $38.6 million, or 63.8%, to $99.0 million for the year ended June 30, 2000, compared to $60.4 million for the year ended June 30, 1999. This was primarily due to increased costs associated with Internet marketing and national advertising related to FTD.COM's marketing efforts. FTD.COM's marketing and promotion costs were $41.9 million and $11.5 million, respectively, for fiscal years 2000 and 1999.

        General and administrative costs increased $11.6 million, or 27.4%, to $53.9 million for the year ended June 30, 2000, from $42.3 million for the year ended June 30, 1999. This was primarily due to the increased payroll and administrative costs to support the growth of IOS as well as FTD.COM's $4.4 million one-time charge associated with the write-off of development work related to an unlaunched version of their Web site.

        Interest income increased $1.3 million over the year ended June 30, 1999 to $1.9 million for the year ended June 30, 2000. This increase was primarily due to interest earned on unused proceeds from the initial public offering of FTD.COM. Interest expense decreased by $1.2 million from the year ended June 30, 1999 to $5.7 million for the year ended June 30, 2000. The decrease was primarily attributable to a lower borrowing rate during the current year as a result of the repurchase of $60.0 million of the Notes on December 15, 1998, and utilizing existing bank credit facilities which have a lower average borrowing rate.

        The provision for income taxes and the effective tax rates for the years ended June 30, 2000 and 1999, were a benefit of $7.6 million and 28% and a provision of $3.2 million and 79%, respectively. The change in effective tax rates was primarily due to the effect of non-deductible goodwill amortization and other items, which reduces IOS's tax benefit rate when operating in a pre-tax loss position and increases its effective tax rate when operating in a pre-tax profit position.

        The minority interest in loss of subsidiary of $4.4 million for the year ended June 30, 2000, reflected on the consolidated statements of operations and comprehensive income, represents the net loss attributable to the minority stockholders for the period. The minority's interest was approximately 13% as of June 30, 2000.

        The net income/loss before extraordinary item was a loss of $15.1 million for the year ended June 30, 2000, compared to income of $0.9 million for the year ended June 30, 1999, a decrease of $16.0 million from the year ended June 30, 1999. The decrease was primarily the result of increased advertising, selling, and marketing expenses associated with FTD.COM's national advertising campaign in fiscal year 2000. The net loss for the year ended June 30, 1999 includes an after-tax extraordinary loss of $3.7 million as a result of the extinguishment of debt as noted above.

IOS Quarterly Financial Information (Unaudited)
(In Thousands, Except Per Share Data)

Fiscal 2002	First Quarter	Second Quarter	Third Quarter
Total revenue	$60,903	$76,325	$92,301
Gross profit	31,177	35,340	40,306
Income from operations	8,784	5,521	7,193
Net income	4,109	2,178	3,213
Basic income per share	$0.28	$0.15	$0.22
Diluted income per share	$0.28	$0.15	$0.22
Fiscal 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$63,836	$76,400	$84,115	$81,644
Gross profit	32,090	37,700	38,000	38,326
Income from operations	2,974	5,498	6,399	10,419
Net income (loss)(1)	10,586	2,684	3,151	(3,470)
Basic income (loss) per share(2)	$0.70	$0.19	$0.22	$(0.24)
Diluted income (loss) per share(2)	$0.69	$0.18	$0.21	$(0.24)
Fiscal 2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$50,790	$66,769	$69,291	$77,984
Gross profit	25,697	32,767	34,094	37,207
Loss from operations	(4,193)	(10,355)	(5,658)	(2,900)
Net loss	(3,774)	(6,791)	(3,756)	(816)
Basic and diluted loss per share	$(0.25)	$(0.44)	$(0.24)	$(0.06)

(1)
In the first quarter of fiscal 2001, IOS recognized a settlement gain of $12.0 million, on a pretax basis (see note 18 of IOS's consolidated financial statements included in Annex G of this document). In the fourth quarter of fiscal 2001, IOS recorded $14.5 million of expenses related to the Termination Agreement (see note 19 of IOS's consolidated financial statements included in Annex G of this document).

(2)
Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share in fiscal year 2001 does not equal the total computed for the year.

Liquidity and Capital Resources

        Cash and cash equivalents increased by $2.6 million to $33.5 million as of March 31, 2002 from $30.9 million as of June 30, 2001. Cash and cash equivalents increased by $10.1 million to $30.9 million as of June 30, 2001 from $20.8 million as of June 30, 2000.

        Cash provided by operating activities was $20.6 million for the nine-month period ended March 31, 2002 compared to cash provided by operating activities of $8.4 million for the nine-month period ended

March 31, 2001. The increase is primarily attributable to an increase in accounts payable and an increase in net income excluding the $12.0 million pre-tax settlement gain recorded in the nine-month period ended March 31, 2001 offset in part by an increase in accounts receivable. For the nine-month period ended March 31, 2002, IOS recorded a $2.6 million gain for the settlement of a claim against the developer of an unlaunched version of its Web site, of which $0.8 million was a non-cash gain, and recorded a $1.4 million post-retirement health care benefits settlement gain, which was also a non-cash gain.

        Cash provided by operating activities was $13.0 million for the year ended June 30, 2001 compared to cash used in operating activities of $8.8 million for the year ended June 30, 2000. The increase in cash during that period provided by operating activities is primarily attributable to the increase in net income and non-cash expenses related to depreciation and amortization and minority interest, offset in part by a $12 million non-cash settlement gain and a decrease in accounts payable.

        Cash used in investing activities was $13.0 million for the nine-month period ended March 31, 2002 compared to cash used in investing activities of $3.1 million for the nine-month period ended March 31, 2001. This increase is primarily due to FTD.COM's purchase of certain assets of National Flora, Inc. for $9.1 million. Capital expenditures were $3.5 million for the nine-month period ended March 31, 2002 compared to $2.8 million for the nine-month period ended March 31, 2001. Expenditures for amortizable intangibles, such as costs relating to the development and implementation of internal use software and other capitalized information technology costs, were $1.9 million and $2.0 million, respectively, for the nine-month periods ended March 31, 2002 and March 31, 2001.

        Cash used in investing activities was $5.9 million for the year ended June 30, 2001 compared to cash used in investing activities of $15.8 million for the year ended June 30, 2000. Expenditures for depreciable fixed assets such as furniture and equipment were $1.3 million for the year ended June 30, 2001 compared to $5.0 million for the year ended June 30, 2000. Expenditures for amortizable intangibles such as costs relating to the development and implementation of internal use software and other information technology costs were $2.7 million for the year ended June 30, 2001 compared to $10.7 million for the year ended June 30, 2000. For the year ended June 30, 2000, $3.5 million of capitalized assets were written off as part of a $4.4 million one-time charge associated with the development work related to an unlaunched version of FTD.COM's Web site.

        Cash used in financing activities was $4.9 million for the nine-month period ended March 31, 2002 compared to cash used in financing activities of $1.5 million for the nine-month period ended March 31, 2001. Increased cash used in financing is primarily due to the reduction in book overdrafts, which relate to checks issued but not presented to banks as well as the payment of $0.8 million in deferred financing costs associated with entering into a new credit facility in the first quarter of fiscal 2002.

        Cash provided by financing activities was $3.4 million for the year ended June 30, 2001, primarily attributable to book overdrafts of $3.5 million, related to checks issued but not presented to banks, as discussed in Note 1 of the Notes to Consolidated Financial Statements, which are attached as Annex G of this document. Net cash provided by financing activities was $43.0 million for the year ended June 30, 2000, which included the net proceeds of $35.6 million generated from FTD.COM's initial public offering in fiscal year 2000 and book overdrafts of $4.5 million.

        As consideration for terminating the contractual relationship between IOS and FTD Association, FTD paid $14.0 million to FTD Association, $12.6 million of which was paid on June 29, 2001 and $1.4 million of which is subject to a one-year escrow holdback reflected in IOS's condensed consolidated balance sheets as restricted cash. These payments were financed through the revolving credit facility, and are reflected in IOS's long-term debt as of June 30, 2001 and March 31, 2002.

        IOS's principal sources of liquidity are cash from operations and funds available for borrowing under FTD's Credit Agreement, dated September 27, 2001. The bank credit facilities consist of an $80 million revolving credit facility and are used to finance working capital, acquisitions, certain expenses associated with the bank credit facilities and letter of credit needs. At March 31, 2002, IOS had $54.0 million outstanding under the revolving credit facility and $0.8 million outstanding under various letters of credit. The amounts available under the revolving credit facility will be reduced to $75 million as of June 30, 2002, $65 million at June 30, 2003 and $55 million at June 31, 2004 and will mature on December 31, 2004. FTD's Credit Agreement includes covenants, which, among other things require FTD to maintain a total funded debt to EBITDA ratio at the end of any fiscal quarter to be no greater than 2.75 to 1.0 until March 31, 2003 and 2.50 to 1.0 at all times thereafter and a fixed charge coverage ratio of not less than 1.75 to 1.0. In addition, FTD is required to maintain a minimum level of consolidated net worth of $24.0 million plus 50% of net income for each fiscal quarter plus 100% of the net cash proceeds received from certain issuances of equity securities. At March 31, 2002, IOS was in compliance with the covenants contained in the Credit Agreement.

        In December 2001, IOS entered into interest rate cap agreements with members of its participating bank group for a notional amount totaling $20 million at a cap rate of 5.0% expiring December 31, 2003, whereas the financing party agrees to pay IOS a variable rate (LIBOR) if the rate on the floating rate debt exceeds the cap rate.

        In addition to its debt service obligations, IOS's remaining liquidity requirements are primarily for capital expenditures, software development costs and working capital needs. IOS believes, based on current circumstances, that its existing and future cash flows from operations, together with borrowings under the credit agreement, will be sufficient to fund its working capital needs, capital expenditures, software development costs, potential acquisitions and to make interest and principal payments as they become due under the terms of the bank credit facilities through March 31, 2003. Direct to Consumer business segment, FTD.COM, may also have long-term liquidity needs that may require additional capital. If FTD.COM needed to raise additional capital and was not able to do so, FTD.COM could be required to significantly alter its operating plan which could have a material adverse effect on the results of operations and financial condition of FTD.COM and IOS.

Summary Disclosures About Contractual Obligations and Commercial Commitments

        The following tables reflect a summary of IOS's contractual cash obligations and other commercial commitments at March 31, 2002 (in thousands):

Payments Due by Period

Contractual Cash Obligations	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Long-term debt(1)	$54,000	$—	$54,000	$—	$—
Operating leases	1,724	1,111	591	18	4
Other operating contracts	666	666	—	—	—

Total contractual cash obligations	$56,390	$1,777	$54,591	$18	$4

(1)
Under IOS's Credit Agreement, the maturity of outstanding debt could be accelerated if IOS does not maintain certain financial and operating covenants. At March 31, 2002, IOS was in compliance with the covenants contained in the Credit Agreement. The revolving credit commitments under the Credit Agreement will be reduced to $75 million at June 30, 2002, to $65 million at June 30, 2003 and to $55 million at June 30, 2004. The Credit Agreement expires on December 31, 2004.

        In addition to the cash obligations above, IOS has a management consulting services agreement with certain of its investors. Annual required payments under this agreement amount to $2.0 million plus reimbursement of reasonable out-of-pocket expenses continuing through July 1, 2005.

Amount of Commitment Expiration Per Period

Other Commercial Commitments:	Total Amounts Committed	Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Letters of credit	$806	$806	$—	$—	$—

Critical Accounting Policies and Estimates

        IOS's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

        On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, distribution agreements, and the valuation of accounts receivable, inventories, long-lived assets and deferred income taxes. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

        Revenues earned by IOS for processing floral and gift orders are recorded in the month the orders are filled. Revenues for other services related to the processing of such orders (including equipment rentals and transmission charges) are recorded in the period the service is provided. Sales of products are recorded when the product is shipped.

        FTD.COM recognizes 100% of the order value as revenue and recognizes the associated costs of fulfillment and processing services when the order is fulfilled. FTD.COM recognizes revenue on a gross basis, as opposed to a net basis similar to a commission arrangement, because it bears the risks and rewards associated with the revenue-generating activities by: (1) acting as a principal in the transaction; (2) establishing prices; (3) being responsible for fulfillment of the order; (4) taking the risk of loss for collection, delivery, and returns; and (5) marketing its products, among other things. If the relative amounts of risks and rewards borne by FTD.COM associated with processing floral and gift orders were to change in the future, its reporting policy related to revenue recognition and costs of fulfillment and processing services could change.

Distribution Agreements

        FTD.COM has entered into Internet distribution agreements pursuant to which FTD.COM receives various services, including advertising space on shopping and search-oriented Web sites, portal links to FTD.COM's Web site and marketing of FTD.COM's product offerings through co-branded Web sites. Certain of these agreements contain terms that include both fixed and variable payment elements, the variable portion of which is based upon the number of orders generated from these third party sites beyond a threshold as defined in the related agreements. FTD.COM records expenses related to these distribution agreements based on a per order amount taking into consideration the most likely number of total orders to be taken under each such agreement, calculated in accordance with the process described in Concepts Statement No. 7 issued by the Financial Accounting Standards Board. The number of orders taken is impacted by a variety of features, including but not limited to the volume of traffic experienced on the third party's sites, existence of other advertisements on the third party's site, and advertisement placement on the third party's site. Many of these features are outside of FTD.COM's control. If a change in estimate were to occur, the cumulative effect on reported expenses would be recognized in the period during which the change occurs.

Accounts Receivable

        IOS's management must make estimates of accounts receivable that will not be collected. IOS performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's credit worthiness, as determined by IOS's review of their current credit information. IOS continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that it has identified. While such credit losses have historically been within management's expectations and the provisions established, IOS cannot guarantee that it will continue to experience the same credit loss rates as in the past. If the financial condition of IOS's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory

        IOS's inventory consists of finished goods and is stated at the lower of cost or market value. IOS's management regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on the age of inventory and forecasts of product demand by aging category. A significant increase in the demand for IOS's products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, IOS's estimates of future product demand may prove to be inaccurate, in which case it may have understated or overstated the provision required for excess and obsolete inventory. Product demand is impacted by promotional incentives offered by IOS and customer preferences, among other things. In the future, if IOS's inventory is determined to be overvalued, it would be required to recognize such costs in cost of goods sold at the time of such determination. Therefore, although IOS's management makes every effort to ensure the accuracy of forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of inventory and IOS's reported operating results.

Long-lived Assets

        IOS assesses the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors IOS considers important which could trigger an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for IOS's overall business and significant negative industry or economic trends.

        When IOS determines that the carrying value of intangibles, long-lived assets and related goodwill and enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, IOS would use an estimate of undiscounted future cash flows to measure whether the asset is recoverable over its estimated useful life. If estimated undiscounted future cash flows are less than the carrying amount of the asset, the asset is considered impaired and an expense is recorded in an amount required to reduce the carrying amount of the asset to its then fair value. See discussion on the issuance of SFAS 142 under "—Recently Issued Accounting Pronouncements."

Deferred Income Taxes

        IOS recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. IOS regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. While IOS has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event IOS were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the net deferred tax assets would be charged to income in the period such determination was made. Likewise, should IOS ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets recorded, all or a portion of the $2.5 million valuation allowance would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Recently Issued Accounting Pronouncements

        In July 2001, Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations was issued. SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting, and prohibits the use of the pooling-of-interests method for such transactions. SFAS No. 141 also requires identified intangible assets acquired in a business combination to be recognized as an asset apart from goodwill if they meet certain criteria. Management has adopted SFAS No. 141, which has had no material impact on its condensed consolidated financial statements.

        In July 2001, SFAS No. 142, Goodwill and Intangible Assets was issued. SFAS No. 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill and other intangibles determined to have indefinite lives, including those acquired before initial application of the standard, should not be amortized but should be tested for impairment at least annually. Other identified intangible assets should be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121. Within six months of initial application of the new standard, a transitional impairment test must be performed on all goodwill. Any impairment loss recognized as a result of the transitional impairment test should be reported as a change in accounting principle. In addition to the transitional impairment test, the required annual impairment test should be performed in the year of adoption of SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 (although early adoption would be permitted in certain circumstances) and must be adopted as of the beginning of a fiscal year. Retroactive application is not permitted. IOS is in the process of evaluating the impact that adoption of SFAS No. 142 may have on the financial statements; however, such impact, if any, is not known or reasonably estimable at this time.

        In October 2001, SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets was issued. SFAS No. 144 addresses financial accounting and reporting for the impairment of disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for disposal of a segment of a business. However, it retains the requirement in Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. IOS does not believe that the adoption of SFAS No. 144 will have a material effect on the financial statements.

Related Party Transactions

        IOS incurred expenses of $2.1 million, $2.0 million and $2.0 million for each of the years ended June 30, 2001, 2000 and 1999, respectively, for the payment for management, financial and other corporate advisory services and related expenses to parties related to each of Perry Acquisition Partners, the Bain Funds and the Fleet Funds. The management consulting services agreement requires payments of $2.0 million plus reimbursement of reasonable out-of-pocket expenses continuing through June 30, 2005.

        IOS loaned various officers of IOS and FTD.COM an aggregate of $2.5 million, with terms ranging from four to five years, due dates ranging from 2003 to 2005, accrued interest ranging from 6.5% to 8.5% per annum and principal due at maturity. At March 31, 2002, the total amount outstanding under loans to these officers was $2.7 million in principal and accrued interest. For more information of the individual loans, please see, "Directors and Executive Officers of IOS and FTD.COM—IOS Employee Loans" and "—FTD.COM Employee Loans."

        A placement agent received warrants for 750,000 shares of Class B Common Stock in partial payment for its services related to the financing of the original acquisition of Florist's Transworld Delivery Association, a Michigan non-profit corporation, which was converted following that acquisition into FTD. Subsequently, the warrants and cash representing the exercise price of the warrants were exchanged for 750,000 shares of Class B Common Stock of IOS.

        IOS disputed the placement agent's claims for compensation and filed suit for breach of fiduciary duty and other claims. On July 26, 2000, IOS settled the lawsuit whereby the placement agent returned the 750,000 shares of Class B Common Stock, which IOS subsequently recorded as treasury stock. As a result of this settlement, IOS recognized a settlement gain of $12.0 million, on a pretax basis, based on an independent third party valuation to determine the fair market value of the stock received in the settlement.

Quantitative and Qualitative Disclosures About Market Risk

        IOS's exposure to interest rate risk is primarily the result of borrowings under its bank credit facilities. In order to limit its exposure to interest rate fluctuations, IOS entered into interest rate cap agreements with members of its participating bank group for a notional amount totaling $20 million at a cap rate of 5.0% expiring December 31, 2003, whereas the financing party agrees to pay IOS a variable rate (LIBOR) if the rate on the floating rate debt exceeds the cap rate. During the quarter ended March 31, 2002, the variable interest rate did not exceed the 5.0% cap rate. Accordingly, IOS did not receive any payments under these agreements during the quarter ended March 31, 2002.

        At March 31, 2002, $54.0 million of debt was outstanding under the Credit Agreement. A portion of IOS's outstanding debt, which totaled $34.0 million at March 31, 2002, is not covered by interest rate cap agreements. An adverse change in interest rates would cause an increase in the amount of interest paid. If IOS's borrowings were to remain outstanding for the remaining term of the Credit Agreement, a 100 basis point increase in LIBOR, up until the rate exceeds 5.0%, would result in an increase of $540,000 in the amount of annualized interest paid and annualized interest expense recognized in the consolidated financial statements. When the variable interest rate exceeds the 5.0% cap, a 100 basis point increase on the portion of the debt not covered by the interest rate cap would result in a $340,000 increase in annualized interest paid and annualized interest expense recognized in the consolidated financial statements.

        IOS believes that its exposure to interest rate fluctuations is also limited due to IOS's philosophy of maintaining minimal cash balances, excluding the cash of FTD.COM, in an effort to effectively use any excess cash flows to reduce outstanding debt.

        IOS will continue to monitor changing economic conditions. Based on current circumstances, IOS does not expect to incur a substantial increase in costs or a material adverse effect on cash flows as a result of changing interest rates.

        IOS is also exposed to foreign currency exchange rate risk with respect to the Canadian dollar. The resulting Canadian exchange adjustments are included in the other comprehensive loss caption on the Condensed Consolidated Statements of Operations and Comprehensive Income and was not material for the nine-month periods ended March 31, 2002 and 2001. IOS does not expect to be materially affected by foreign currency exchange rate fluctuations in the future, as the transactions denominated in Canadian dollars are not material to the consolidated financial statements. IOS therefore does not currently enter into derivative financial instruments as hedges against foreign currency fluctuations of the Canadian dollar.

BUSINESS OF FTD.COM

        FTD.COM is an Internet and telephone marketer of flowers and specialty gifts that began selling products directly to consumers through the 1-800-SEND-FTD toll-free telephone number in 1993 and electronically to consumers through the www.ftd.com Web site in 1994. FTD.COM offers same-day delivery of floral orders to nearly 100% of the U.S. population. These floral orders are fulfilled by a group of independent FTD florists who adhere to FTD.COM's quality and service standards. Throughout the year FTD.COM offers over 400 floral arrangements and over 850 specialty gift items, including gourmet gift baskets, holiday gift sets, bath and beauty products, garden products, plants, and stuffed animals, for holiday and everyday occasions. Product offerings are available at prices ranging from $22.99 to approximately $165.00.

        FTD.COM was incorporated as a Delaware corporation in May 1999 and at that time began to retain its own earnings. In consideration for the receipt of 40,920,000 shares of FTD.COM's Class B common stock (as adjusted to reflect a 12-for-1 stock split on July 30, 1999), FTD contributed to FTD.COM the assets and liabilities relating to the consumer floral order and specialty gift business.

Product Offerings

        FTD.COM sells exclusive FTD floral arrangements designed by FTD, as well as traditional floral arrangements. Specialty gifts include a wide variety of products including gourmet gift baskets, holiday gift sets, bath and beauty products, garden products, plush gifts and collectibles. These products are available at a wide range of price points.

        FTD designed arrangements.    FTD designs floral arrangements and baskets for everyday and special occasions, such as birthdays, anniversaries and major holidays, including the most popular floral holidays of Valentine's Day, Easter, Mother's Day, Thanksgiving and Christmas. FTD.COM typically offers over 400 FTD designed arrangements throughout the year, featuring approximately 15 products in each special occasion category for the appropriate time of year.

        Traditional arrangements.    Consumers can also purchase traditional floral arrangements, such as roses, other floral bouquets and baskets, to meet their personal preferences.

        Specialty gifts products shipped through an express delivery service.    FTD.COM also offers specialty gift products in key categories such as plush gifts, gourmet gift baskets, bath and beauty products, garden products, plants and collectibles. Included in these categories are products from leading brands, such as Build-A-Bear Workshop™, Blooming Cookies®, San Francisco Music Box, NabiscoGifts.com, NFL™, MLB™ and NASCAR®. FTD.COM offers over 850 products in this category throughout the year. These products are shipped directly from the vendor's manufacturing facilities or a third party distributor to the consumer.

Transaction Execution

        The execution of an order consists of the following steps:

  Order placement

  •
  Internet orders—Once a customer has selected a product, the Web site prompts the customer to enter a credit card number and provide other relevant information, including the address of the recipient and a requested delivery date. This information is then transmitted over the Internet to the servers that process the order, select the fulfilling florist and communicate with FTD's Mercury Network, which is a scalable, redundant network that transmits orders and facilitates communication with and among FTD florists, manufacturers and third party distributors. With respect to the Mercury Network, the term "redundant network" means that several checks and balances exist to ensure that a customer's order is processed in a timely manner.

  •
  Telephone orders—A sales representative collects the relevant order and credit card payment information from the customer. This information is then transmitted to the servers that process the order, select the fulfilling florist and communicate with the Mercury Network, as described above.

  Order fulfillment

  •
  Orders fulfilled by florists—Orders are routed through the Mercury Network, to the selected fulfilling florist. The fulfilling florist fills the order by delivering the floral order directly to the recipient.

  •
  Orders fulfilled by manufacturers or third party distributors—Orders are routed through the Mercury Network or another predetermined method to the manufacturer or third party distributor. The manufacturer or third party distributor of the specialty gift item then sends the specialty gift item to the recipient through an express delivery service. These items typically arrive in one to five business days depending on the delivery method chosen by the customer.

Transaction Economics

        FTD.COM's Internet and telephone orders are typically paid for using a credit card. When a customer makes a purchase that will be fulfilled by a FTD florist, FTD.COM processes the order, charges the customer's credit card and transmits the order to FTD's Mercury Network. The Mercury Network then transmits the order to the fulfilling florist. FTD.COM charges the customer a service fee of $8.99 for floral orders placed through the Web site and $9.99 for floral orders placed through 1-800-SEND-FTD or its other toll-free telephone numbers, prior to any promotional discounts. A commission of $5.00 is paid to FTD.COM by FTD for each floral order that is cleared through the FTD Clearinghouse.

        Orders from FTD.COM's specialty gift selection are fulfilled by a manufacturer or a third party distributor based on a pre-negotiated price. FTD.COM charges the customer shipping and handling fees for these specialty gift product orders. Amounts charged to the customer for the product and shipping and handling are recorded as revenue while the pre-negotiated price of the product and the costs incurred for shipping and handling are recorded as costs of fulfillment and processing services. FTD.COM does not receive a commission from FTD for these orders.

        FTD.COM recognizes 100% of the order value as revenue and recognizes the associated costs for fulfillment and processing services when the order is fulfilled. Processing services costs primarily consist of fees due to FTD for processing services and amounts related to processing orders through FTD.COM's toll-free telephone numbers, including the cost of the internal call centers and amounts paid to external third party call centers and FTD for utilization of their call center.

Competition

        The consumer markets for flowers and specialty gifts are highly competitive and highly fragmented. The number of e-commerce Web sites competing for consumers' attention has increased rapidly during the past several years. FTD.COM competes with marketers of flowers and specialty gifts who sell through various channels, including retail stores, the Internet, the telephone and catalogs. The primary competitive factors in the floral and specialty gift markets are brand recognition, trust in the brand, Web site content and ease of use, price of products and services, fulfillment capabilities, customer service and reliability. FTD.COM's principal competitors are 1-800-FLOWERS.COM, Inc. and Proflowers.com.

Seasonality

        FTD.COM's revenues and operating results vary from quarter to quarter because of seasonal fluctuations in FTD.COM's business. For example, revenues and operating results tend to be lower for the quarter ending September 30 because none of the most popular floral and gift holidays, which include Valentine's Day, Easter, Mother's Day, Thanksgiving and Christmas, falls within that quarter. In addition, depending on the year, the popular floral and gift holiday of Easter either falls within the quarter ending March 31 or within the quarter ending June 30. As a result, comparisons of results of operations from one quarter to the immediately preceding quarter or the same quarter of the preceding year may be of limited relevance in evaluating FTD.COM's historical financial performance and predicting FTD.COM's future performance.

Marketing and Promotion

        In fiscal year 2000, FTD.COM deployed an integrated marketing campaign focused on customer acquisition. In fiscal year 2001, FTD.COM shifted to a more balanced program focused on both customer acquisition and retention, which FTD.COM is continuing in fiscal year 2002. In fiscal years 2000 and 2001, FTD.COM's marketing programs utilized a varying mix of offline, online, direct and customer loyalty marketing strategies.

        Offline advertising.    In fiscal year 2000, FTD.COM utilized various offline advertising vehicles to acquire customers, including broadcast and cable television, newspaper print, magazine print, radio and outdoor advertising. In fiscal year 2001, FTD.COM significantly reduced its offline advertising in an effort to achieve a more balanced marketing program focused on both customer acquisition and retention. In addition to FTD.COM's efforts, FTD utilizes a wide range of offline advertising vehicles to promote the FTD brand and the Mercury Man logo, such as broadcast and cable television, newspaper print and magazine print.

        Online advertising.    FTD.COM primarily places online advertisements and links on high traffic shopping and search-oriented Web sites. FTD.COM has established an advertising presence on several high-traffic Web sites, such as Yahoo!.

        Direct marketing/affinity programs.    Through an aggressive direct marketing campaign, FTD.COM has developed relationships with many companies that have large consumer databases, including United Airlines®, American Airlines®, Delta Air Lines® and credit card issuers. FTD.COM utilizes statement inserts, e-mail and online placements and offers discounts, mileage awards and point awards for purchases to market to these consumers.

        Customer loyalty marketing.    FTD.COM uses its extensive database of customer information to enhance its customer retention efforts. For example, Internet customers can establish an account that stores an address book, occasion reminders and billing information and allows for the review of previous purchases. FTD.COM utilizes printed catalogs, e-mail and other direct marketing pieces to market to its existing customers.

Technology and Systems

        FTD.COM's Internet technology utilizes FTD's systems and technology licensed from outside third parties, enabling FTD.COM to offer its customers what it believes is a convenient and user-friendly online shopping experience.

        FTD.COM utilizes server technology in a fully redundant configuration to power its Web site. The hosting location has the ability to handle increases in usage levels by utilizing data communication links that can add capacity in excess of historical usage levels. The hosting of FTD.COM's Web site is performed by a third party vendor under an operating service agreement. The operating service agreement, as amended, provides for variable payments, which are based on the number of completed orders. This agreement will automatically renew on July 1, 2002 for a one-year period ending June 30, 2003. Unless notice of election not to renew is given by either party by January 1, 2003, this agreement will again automatically renew on July 1, 2003 for a one-year period. Although there are a limited number of Web site service companies, management believes that other vendors could provide FTD.COM with these Web site services on comparable terms. A change in Web site service companies, however, could cause a reduction in the quality or an increase in the price of Web site services, which could adversely affect FTD.COM's operating results.

        The primary sources of support for FTD.COM's order processing and management system are fully redundant processors, which FTD owns. The term "redundant processors" means that there are back-up servers that remain idle or run non-critical tasks when the system is working properly. If one of the primary processors goes down, then a back-up processor will start-up and begin to handle customer transactions. These processors accept and validate floral and non-floral orders, assess product availability, handle credit card transaction processing, respond automatically to customer communications and facilitate florist selection. The processors then communicate the order to the florist, third party distributor or manufacturer through the Mercury Network or another predetermined method.

        Orders generated through 1-800-SEND-FTD and the other toll-free numbers are processed by internal call centers, FTD's call center and a third party external call center during peak holiday periods. Having access to third party external call centers provides FTD.COM with the flexibility to facilitate call center expansion capabilities during the peak holiday periods without additional capital expenditures.

Customer Service

        FTD.COM operates two internal customer service centers, utilizes a call center owned and operated by FTD and also utilizes a third party external call center. Customer service personnel are responsible for handling a customer's general inquiries, including order, delivery and payment status inquiries.

Acquisitions

        On November 9, 2001, FTD.COM completed the acquisition of certain assets of National Flora, Inc. pursuant to an asset purchase agreement dated as of November 7, 2001, by and among Gerald Stevens, Inc., National Flora and FTD.COM. National Flora is a direct marketer of flowers and specialty gifts. The financial statements of National Flora are included as Annex I of this joint proxy statement/prospectus.

        Pursuant to the terms of the asset purchase agreement, the purchase price of the acquisition was approximately $9.0 million, which was funded from FTD.COM's existing cash balances. Additionally, FTD.COM incurred $0.1 million of other acquisition costs. The assets acquired primarily consisted of $1.7 million in prepaid advertising expenses, National Flora's rights under or in respect of certain contracts and agreements, National Flora's customer base and goodwill. The amount of the consideration was based on a variety of factors, including the value of comparable assets and the potential benefit to the stockholders of the FTD.COM. The results of operations since the date of FTD.COM's acquisition of certain assets of National Flora are included in FTD.COM's financial statements.

        FTD.COM accounted for the acquisition using the purchase method of accounting. Accordingly, FTD.COM's financial statements reflect the allocation of the total purchase price to the net tangible and intangible assets acquired, based on their respective fair values. This allocation included

$0.9 million allocated to a customer list, which will be amortized over five years. At March 31, 2002, accumulated amortization was $65,000 associated with this intangible asset.

        Of the remaining portion of the purchase price, $6.5 million was allocated to goodwill. In accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, the $6.5 million in goodwill acquired in the acquisition of National Flora will not be amortized and will be tested for impairment at least annually. For tax purposes, 100% of the $6.5 million in goodwill is expected to be deductible.

Intellectual Property

        A portion of FTD.COM's intellectual property is licensed from third parties, principally FTD. These license arrangements include the Trademark License Agreement with FTD, pursuant to which FTD.COM licenses the right to use the FTD name, including the use of the FTD trademark and associated logos as part of FTD.COM's www.ftd.com Internet domain name and the 1-800-SEND-FTD toll-free telephone number. In addition, a substantial portion of the technology incorporated into the Web site is based on technology licensed from FTD.COM's third party Web site developer, including the database and Internet server software and the associated source code. To protect FTD.COM's intellectual property rights, FTD.COM relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and agreements with employees, customers, strategic partners and others. Additionally, FTD.COM depends on the third party owners of the licensed intellectual property rights to protect those rights.

Employees

        FTD.COM employed 175 people as of March 31, 2002. In addition, various employees of FTD provide services to FTD.COM pursuant to an intercompany services agreement with FTD. None of the employees is represented by a union, and FTD.COM considers relations with its employees to be good.

Properties

        FTD.COM's principal offices are located at 3113 Woodcreek Drive, Downers Grove, Illinois 60515, and are shared with FTD, which owns the property. FTD.COM uses a portion of this property under a space-sharing arrangement with FTD. FTD.COM also leases office space in Medford, Oregon for one of its internal call centers. FTD.COM does not own any real estate.

Legal Proceedings

        Other than with respect to the merger, FTD.COM is not involved in any legal proceedings that management believes would materially adversely affect FTD.COM's business, results of operations or financial condition. In connection with the merger, certain FTD.COM stockholders have filed several class action lawsuits against FTD.COM, IOS, FTD and the board of directors of FTD.COM. For more information regarding these lawsuits, see "The Merger—Stockholder Litigation."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS OF FTD.COM

        FTD.COM is a majority-owned subsidiary of FTD. FTD is a wholly-owned subsidiary of IOS. FTD.COM was incorporated as a Delaware corporation in May 1999 and at that time began to retain its own earnings. In consideration for the receipt of 40,920,000 shares of FTD.COM's Class B common stock (as adjusted to reflect a 12-for-1 stock split on July 30, 1999), FTD contributed to FTD.COM the assets and liabilities relating to the consumer floral order and specialty gift product business.

        The financial statements for fiscal years prior to the fiscal year ended June 30, 2000 have been prepared as if FTD.COM operated as a stand-alone entity since the inception of its business. The financial information prior to the fiscal year ended June 30, 2000 may not necessarily reflect the financial position, results of operations or cash flows of FTD.COM in the future or what the financial position, result of operations or cash flows of FTD.COM would have been if it had been a separate, stand-alone corporation during the periods presented.

        In view of the rapidly changing nature of FTD.COM's business, its limited operating history and the seasonality of its business, FTD.COM believes that comparisons of operating results for any period with those of the preceding period or the same period of the preceding year are not necessarily meaningful and should not be relied upon as an indication of future performance. Revenues and operating results may vary from quarter to quarter due to a number of factors, some of which are beyond FTD.COM's control. This fluctuation is primarily attributable to increased sales and advertising expenditures during the popular floral and gift holiday seasons in the fiscal quarters ending March 31, June 30 and December 31.

        Product inventory is maintained by FTD.COM's fulfilling florists and other third party manufacturers or distributors. As a result, FTD.COM does not incur ongoing expenses related to the management of that inventory and is not exposed to risks of product obsolescence or spoilage.

        Orders placed through FTD.COM's Web site or its 1-800-SEND-FTD or other toll-free telephone numbers typically are paid for using a credit card. When a customer makes a purchase that will be fulfilled by an FTD florist, FTD.COM processes the order, charges the customer's credit card and transmits the order to FTD's Mercury Network. The Mercury Network then transmits the order to the fulfilling florist. FTD.COM charges the customer a service fee of $8.99 for floral orders placed through the Web site and $9.99 for floral orders placed through 1-800-SEND-FTD or other toll-free telephone numbers, prior to any promotional discounts.

        Orders from FTD.COM's specialty gift selection are fulfilled by a manufacturer or a third party distributor based on a pre-negotiated price. FTD.COM charges the customer shipping and handling fees for these specialty gift product orders. Amounts charged to the customer for the product and shipping and handling are recorded as revenue while the pre-negotiated price of the product and the costs incurred for shipping and handling are recorded as costs of fulfillment and processing services. Order revenues and service fees are reported net of discounts.

        FTD.COM recognizes 100% of the order value as revenue and recognizes the associated costs for fulfillment and processing services when the order is fulfilled. Processing services costs primarily consist of fees due to FTD for processing services and amounts related to processing orders through FTD.COM's toll-free telephone numbers, including the cost of the internal call centers and amounts paid to the external third party call center and FTD for utilization of their call center.

        Commission revenues represent a $5.00 commission paid to FTD.COM by FTD for each floral order that FTD.COM clears through the FTD Clearinghouse, pursuant to an incentive program in effect from July 1998 through September 1999 and a commission agreement in effect since October 1999, which expires on June 30, 2002. This agreement will automatically renew on July 1, 2002 for a three-year period ending June 30, 2005. FTD is under no obligation to pay these commissions once the commission agreement expires.

        In fiscal year 2001 and continuing in fiscal year 2002, FTD.COM shifted to a more balanced marketing program focused on both customer acquisition and retention, resulting in a reduction of its marketing and promotions expenditures due to a decrease in offline advertising. In fiscal year 2000, FTD.COM deployed an integrated marketing campaign focused on customer acquisition. In fiscal years 2001 and 2000, FTD.COM's marketing programs utilized a varying mix of offline, online, direct and customer loyalty marketing strategies. Marketing and promotions expenses consisted of allocations from FTD in fiscal years prior to fiscal year 2000. Pursuant to the Intercompany Services Agreement, effective as of June 1, 1999, FTD no longer allocates any of its marketing and promotions costs to FTD.COM.

        Technology development expenses consist of hosting fees and non-capitalizable costs related to improvements in FTD.COM's Web site. In fiscal year 2000, technology development expenses also included costs associated with the write-off of development work related to an unlaunched version of FTD.COM's Web site. In fiscal years prior to fiscal year 2000, technology development expenses were principally comprised of allocated technology costs from FTD related to shared systems and personnel.

        General and administrative expenses primarily consist of direct corporate expenses, customer service costs, royalty expenses paid to FTD pursuant to the Trademark Licensing Agreement with FTD and amounts charged to FTD.COM in connection with services provided to FTD.COM by FTD, related to the utilization of FTD resources, including customer service, executive, accounting, legal and administrative personnel, space and equipment rental, facilities expenses, recruiting expenses, professional fees and other corporate expenses, pursuant to the Intercompany Services Agreement.

        Interest expense for periods prior to fiscal year 2000 was allocated using FTD's weighted average interest rate applied to average stockholder's deficit, which represented FTD's cumulative funding of FTD.COM's cash requirements and results of operations until the date of incorporation.

        For periods prior to FTD.COM's incorporation on May 19, 1999, cumulative taxes have been settled through stockholder's net deficit. For periods subsequent to FTD.COM's incorporation, taxes are recognized pursuant to the terms of the amended Tax Sharing Agreement among FTD, IOS and FTD.COM, which provides that FTD.COM will pay its tax liability computed as if it were filing a separate return. Under that agreement, IOS will refund any tax benefits attributable to FTD.COM, provided that FTD.COM would have realized the benefits had FTD.COM filed its own federal income tax return. At March 31, 2002, there were no tax-related amounts currently payable to or receivable from IOS.

Results of Operations

Nine Months Ended March 31, 2002 Compared to Nine Months Ended March 31, 2001

        Total Revenues.    Total revenues increased $24.3 million, or 28%, to $111.1 million for the nine-month period ended March 31, 2002, compared to $86.8 million for the same period of the prior fiscal year. The increase was primarily attributable to increases in order revenues and service fees, net of discounts.

        Order revenues and service fees, net of discounts, increased $23.1 million, or 29%, to $101.3 million for the nine-month period ended March 31, 2002, compared to $78.2 million for the same period of the prior fiscal year. The increase was primarily the result of increases in order volume and average order value, led by increased Valentine's Day holiday sales, increased orders attributable to the acquisition of certain assets of National Flora, as well as the Easter holiday falling in the third quarter of fiscal year 2002 versus falling in the fourth quarter of fiscal year 2001. Total order volume for the nine-month period ended March 31, 2002 was 1,673,163, representing a 26% increase over the same period of the prior fiscal year. Internet orders increased 20% for the nine-month period ended March 31, 2002 over the same period of the prior fiscal year. Telephone orders increased 60% for the nine-month period ended March 31, 2002 over the same period of the prior fiscal year. The increase in telephone orders was principally attributable to the acquisition of National Flora, which primarily generates orders from telephone sales. Internet orders were 80% of total orders for the nine-month period ended March 31, 2002 compared to 84% for the same period of the prior fiscal year. This decrease in Internet orders as a percentage of total orders is attributable to the addition of the National Flora telephone orders as discussed above. Average order value increased 2.5% for the nine-month period ended March 31, 2002 to $60.52 per order.

        Commission revenues, which consist of commissions paid to FTD.COM by FTD, increased $1.2 million, or 20%, to $7.1 million for the nine-month period ended March 31, 2002, compared to $5.9 million for the same period of the prior fiscal year. The increases in commission revenues paid by FTD to FTD.COM were due to increases in floral order volume. Pursuant to a commission agreement, FTD pays FTD.COM a $5.00 commission on every floral order that FTD.COM clears through the FTD Clearinghouse. This agreement will automatically renew on July 1, 2002 for a three-year period ending June 30, 2005. Unless notice of election not to renew is given by FTD or FTD.COM by December 31, 2004, this agreement will again automatically renew on July 1, 2005 for a three-year period. FTD is under no obligation to pay these commissions once the commission agreement expires. Commission revenues represented 6% of total revenues for the nine-month period ended March 31, 2002 compared to 7% of total revenues for the same period of the prior fiscal year.

        Other revenues increased $0.1 million, or 5%, to $2.8 million for the nine-month period ended March 31, 2002, compared to $2.7 million for the same period of the prior fiscal year. The increase was primarily attributable to an increase in rebates received from FTD for floral orders processed through FTD's credit card program that were also processed through the FTD Clearinghouse. The rebates received are based on a percentage of the floral order value processed through both the credit card processing program and the FTD Clearinghouse.

        Costs of Fulfillment and Processing Service.    Costs of fulfillment and processing service increased $16.9 million, or 27%, to $79.2 million for the nine-month period ended March 31, 2002, compared to $62.3 million for the same period of the prior fiscal year. These increases were primarily due to increases in order revenues, as discussed under the caption "Total Revenues" above. Gross profit margins increased to 28.7% for the nine-month period ended March 31, 2002, compared to 28.2% for the same period of the prior fiscal year. The increase in gross profit margins was primarily the result of operating improvements, including efficiencies in order entry processing and reductions in product guarantee costs, and increases in specialty gift orders, which typically have higher gross profit margins. Specialty gift orders comprised 14.9% of total orders for the nine-month period ended March 31, 2002, compared to 9.4% for the same period of the prior fiscal year.

        During the third quarter of fiscal year 2002, FTD.COM adopted the requirements of Emerging Issues Task Force ("EITF") Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) ("EITF 01-9"). In accordance with the requirements of EITF 01-9, FTD.COM has reclassified current and prior year marketing expenses that relate to the granting of mileage and reward points to customers in connection with an order to costs of fulfillment and processing service. The expenses related to FTD.COM's participation in mileage and reward point programs increased to $2.1 million for the nine-month period of fiscal year 2002, compared to $1.0 million in the same period of the prior fiscal year due to increases in the order volume generated by these marketing programs. Excluding these reclassifications, the gross profit margin for the nine-month period ended March 31, 2002 would have been 30.6%, compared to 29.4% for the same period of the prior fiscal year.

        Marketing and Promotions.    Marketing and promotions expense increased $0.2 million, or 2%, to $9.9 million for the nine-month period ended March 31, 2002, compared to $9.7 million for the same period of the prior fiscal year. The increase was primarily due to an increase in offline advertising expenses and direct marketing expenses, partially offset by a decrease in online advertising expenses. During the second quarter of fiscal year 2002, FTD.COM began incurring costs for yellow pages advertising related to the acquisition of certain assets of National Flora, which contributed to the increase in offline advertising expenses. The number of direct marketing programs has increased over the last year with the addition of several corporate partnerships, which has led to increased direct marketing costs. In addition, costs associated with the production and mailing of catalogs of FTD.COM's products were higher in the current year periods primarily due to Easter falling in the third quarter of fiscal year 2002 versus falling in the fourth quarter of fiscal year 2001. Online advertising expenses decreased primarily due to lower annual contractual obligations and changes in current year contract terms, which resulted in FTD.COM recording the expense related to certain distribution agreements based on a per order amount. In prior fiscal years, FTD.COM recorded expenses related to its distribution agreements ratably over the contract terms, which was consistent with the fixed payment nature of the prior years' agreements.

        FTD.COM continues to execute a balanced marketing program focused on customer acquisition and retention. Complementing FTD.COM's current marketing program are the independent, though closely aligned, marketing efforts of FTD.COM's parent company, FTD, which are focused on promoting the FTD brand.

        In connection with the marketing and promotional efforts, the total customer base (defined as all persons who have purchased at least once through the www.ftd.com Web site or FTD.COM's toll-free telephone numbers) increased by 33%, or 1.2 million customers, to 4.6 million customers as of March 31, 2002 from 3.4 million customers as of June 30, 2001. This increase includes the addition of 0.3 million customers in connection with the acquisition of certain assets of National Flora. In fiscal year 2001, the total customer base increased by 28%, or 0.7 million customers, to 3.1 million customers as of March 31, 2001, from 2.4 million customers as of June 30, 2000.

        Technology Development.    Excluding a $2.6 million gain recorded in the first quarter of fiscal year 2002 and a $0.5 million gain recorded in the second quarter of fiscal year 2001, technology development expenses increased $0.3 million, or 8%, for the nine-month period ended March 31, 2002, compared to the same period of the prior fiscal year. The increase in the nine-month period was partially related to an increase in current year Web site hosting costs and an increase in current year costs related to the hiring of additional employees in the technology area during fiscal year 2001, partially offset by a decrease in current year amortization expense as discussed earlier.

        The $2.6 million gain, net of legal fees, recorded in the first quarter of fiscal year 2002 was attributable to the settlement of a claim against the developer of an unlaunched version of FTD.COM's Web site. The $0.5 million gain recorded in the second quarter of fiscal year 2001 was attributable to the settlement of a third-party vendor cancellation fee.

        General and Administrative.    Excluding $1.0 million of expenses related to the pending merger, recorded in the third quarter of fiscal year 2002, general and administrative expenses increased $1.3 million, or 17%, compared to the same period of the prior fiscal year. The increase was primarily due to increased customer service costs related to increased order volume and increased rent and occupancy costs related to the leased office space from FTD. Also contributing to the increase in the nine-month period were increased salary expenses.

        During the third quarter of fiscal year 2002, certain executives of FTD.COM began performing work specifically related to FTD in anticipation of the pending merger. As a result, $87,000, representing a portion of the salary-related expenses for these executives, was allocated from FTD.COM to FTD in the third quarter of fiscal year 2002. These allocated costs reduced FTD.COM's general and administrative expenses.

Year Ended June 30, 2001 Compared to Year Ended June 30, 2000

        The following statement of operations data has been reclassified to reflect the adoption of Emerging Issues Task Force Issue No. 01-9 ("EITF 01-9") Accounting for Consideration Given by a

Vendor to a Customer (Including a Reseller of the Vendor's Products). In accordance with the requirements of EITF 01-9, FTD.COM has reclassified marketing and promotions expenses that relate to the granting of mileage and reward points to customers in connection with an order to costs of fulfillment and processing service. The amounts related to FTD.COM's participation in mileage and reward point programs for the years ended June 30, 2001 and 2000 were $1.7 million and $1.0 million, respectively. As EITF 01-9 was not effective until the third quarter of fiscal year 2002, FTD.COM did not reflect the reclassified amounts in the annual financial statements in Annex H.

        Total Revenues.    Total revenues increased $32.1 million, or 33%, to $130.3 million for the fiscal year ended June 30, 2001 compared to $98.2 million for the prior fiscal year. The increase was primarily attributable to increases in order volume and average order value.

        Order revenues and service fees, net of discounts, increased $29.9 million, or 34%, to $117.5 million for the fiscal year ended June 30, 2001 compared to $87.6 million for the prior fiscal year. Total order volume was 2,011,631 for the fiscal year ended June 30, 2001, representing a 29% increase over the prior fiscal year order volume of 1,557,649. The increase was primarily a result of an increase in Internet orders of 45% over the prior fiscal year, partially offset by a decrease in telephone orders. Internet orders were 85% of total orders for the fiscal year ended June 30, 2001 compared to 76% for the prior fiscal year. Average order value increased 4% for the fiscal year ended June 30, 2001 to $58.42 per order from $56.23 per order for the prior fiscal year.

        Commission revenues, which consist of commissions paid to FTD.COM by FTD, increased $1.7 million, or 23%, to $8.9 million for the fiscal year ended June 30, 2001 compared to $7.2 million for the prior fiscal year. The increase in commission revenues paid by FTD to FTD.COM was due to the increase in floral order volume. Commission revenues represented 7% of total revenues for both the fiscal year ended June 30, 2001 and 2000.

        Other revenues increased $0.4 million, or 14%, to $3.8 million for the fiscal year ended June 30, 2001 compared to $3.4 million for the prior fiscal year. The increase was attributable to an increase in rebates received from FTD for floral orders processed through FTD's credit card program, which have also been processed through the FTD Clearinghouse. The rebates received are based on a percentage of the value processed through the credit card program. Also included in other revenues are fees paid by FTD to FTD.COM for the hosting of florists' Web sites through the www.ftd.com Web site. The fees received in fiscal year 2001 related to the hosting of florists' Web sites remained consistent with those received in fiscal year 2000.

        Costs of Fulfillment and Processing Service.    Costs of fulfillment and processing service increased $22.6 million, or 32%, to $93.5 million for the fiscal year ended June 30, 2001 compared to $70.9 million for the prior fiscal year. The increase was primarily attributable to increases in order volume and average order value. Gross profit margins increased to 28.3% for the fiscal year ended June 30, 2001 compared to 27.8% for the prior fiscal year. The increase in gross profit margins was due in part to an increase in specialty gift orders, which typically have a higher gross profit margin, as well as a reduction in order processing expenses due to a decrease in the total number of phone orders. Specialty gift orders comprised 9.7% of orders in fiscal year 2001 compared to 5.2% in fiscal year 2000.

        Marketing and Promotions.    Excluding a $2.3 million charge in fiscal year 2000 related to the termination of one of FTD.COM's Internet portal distribution agreements, marketing and promotions expenses decreased $26.1 million, or 66%, to $13.5 million for the fiscal year ended June 30, 2001 compared to $39.6 million for the prior fiscal year. The decrease was primarily due to a decrease in offline advertising expenses, which resulted from FTD.COM's shift from a marketing program primarily focused on customer acquisition to a more balanced program focused on both customer acquisition and retention.

        Complementing FTD.COM's current marketing program are the independent, though closely aligned, marketing efforts of FTD.COM's parent company, FTD, which are focused on promoting the

FTD brand. This marketing synergy reduces the need for FTD.COM to separately promote its brand and has allowed FTD.COM to focus its marketing efforts on a more balanced program of customer acquisition and retention.

        In connection with the marketing and promotional efforts of FTD.COM and its parent, the total customer base (defined as all persons who have purchased at least once through the www.ftd.com Web site or the 1-800-SEND-FTD telephone number) increased by 42%, or 1,009,580 customers, to 3,439,113 customers as of June 30, 2001 from 2,429,533 customers as of June 30, 2000.

        Technology Development.    Excluding a $0.5 million gain recorded in fiscal year 2001 and a $4.4 million charge recorded in fiscal year 2000, technology development expenses decreased $2.7 million, or 36%, to $4.8 million for the fiscal year ended June 30, 2001 compared to $7.4 million for the prior fiscal year. The decrease was primarily due to a higher level of prior year expenses associated with non-capitalizable costs related to an unlaunched version of FTD.COM's Web site and lower per transaction costs associated with the hosting of the Web site in fiscal year 2001. The decrease was partially offset by an increase in fiscal year 2001 costs related to the hiring of additional employees in the technology area. These additional employees were primarily hired in the third quarter of fiscal year 2000. The $0.5 million gain recorded in fiscal year 2001 was attributable to the settlement of a third-party vendor cancellation fee for less than the amount originally accrued in the fourth quarter of fiscal year 2000. This original accrual was part of the $4.4 million one-time charge recorded in the fourth quarter of fiscal year 2000 associated with the write-off of development work related to the unlaunched version of FTD.COM's Web site.

        General and Administrative.    General and administrative expenses increased $2.1 million, or 22%, to $11.9 million for the fiscal year ended June 30, 2001 compared to $9.8 million for the prior fiscal year. Of this increase, $1.1 million was due to an increase in deferred compensation expense related to restricted stock grants made to certain employees of FTD.COM in the fourth quarter of fiscal year 2000. In addition, customer service costs and royalty expenses increased due to the 29% growth in order volume for the fiscal year ended June 30, 2001, compared to the prior fiscal year. The increase was partially offset by efficiencies realized in the current fiscal year related to reductions in other administrative expenses.

Year Ended June 30, 2000 Compared to Year Ended June 30, 1999

        The following statement of operations data has been reclassified to reflect the adoption of EITF 01-9. In accordance with the requirements of EITF 01-9, FTD.COM has reclassified marketing and promotions expenses that relate to the granting of mileage and reward points to customers in connection with an order to costs of fulfillment and processing service. The amounts related to FTD.COM's participation in mileage and reward point programs for the years ended June 30, 2000 and 1999 were $1.0 million and $0.5 million, respectively. As EITF 01-9 was not effective until the third quarter of fiscal year 2002, FTD.COM did not reflect the reclassified amounts in the annual financial statements in Annex H.

        Total Revenues.    Total revenues increased $48.6 million, or 98%, to $98.2 million for the fiscal year ended June 30, 2000 compared to $49.6 million for the prior fiscal year. The increase was primarily attributable to increases in order volume and average order value.

        Order revenues and service fees, net of discounts, increased $42.4 million, or 94%, to $87.6 million for the fiscal year ended June 30, 2000 compared to $45.2 million for the prior fiscal year. Total order volume was 1,557,649 for the fiscal year ended June 30, 2000, representing an 82% increase over the prior fiscal year order volume of 856,761. The increase was primarily a result of an increase in Internet orders of 160% over the prior fiscal year, partially offset by a decrease in telephone orders. Internet orders were 76% of total orders for the fiscal year ended June 30, 2000 compared to 53% for the prior fiscal year. Average order value increased 7% for the fiscal year ended June 30, 2000 to $56.23 per order from $52.77 per order in the prior fiscal year.

        Commission revenues increased $3.1 million, or 75%, to $7.2 million for the fiscal year ended June 30, 2000 compared to $4.1 million for the prior fiscal year. The increase in commission revenues paid by FTD to FTD.COM was due to the increase in order volume. Commission revenues represented 7% and 8% of total revenues for the fiscal years ended June 30, 2000 and 1999, respectively.

        Other revenues increased $3.1 million to $3.4 million for the fiscal year ended June 30, 2000 compared to $0.3 million for the prior fiscal year. The increase in other revenues was primarily due to fees paid by FTD to FTD.COM, effective July 1, 1999, relating to the hosting of florists' Web sites through the www.ftd.com Internet Web site. Also included in other revenues are rebates received from FTD for floral orders processed through FTD's credit card program, which have also been processed through the FTD Clearinghouse.

        Costs of Fulfillment and Processing Service.    Costs of fulfillment and processing service increased $31.6 million, or 80%, to $70.9 million for the fiscal year ended June 30, 2000 compared to $39.3 million for the prior fiscal year. The increase in fulfillment services costs was primarily due to increases in order volume and average order value, partially offset by a change in the amount paid to fulfilling florists. Gross profit margins increased to 27.8% for the fiscal year ended June 30, 2000 compared to 20.7% for the prior fiscal year. The increase in the gross margin percentage is primarily due to an increase in other revenues, which have no directly associated costs, and a change in the amount paid per order to fulfilling florists. Effective June 30, 1999, the amount paid to florists was changed to bring FTD.COM in line with industry standards.

        Marketing and Promotions.    Excluding a $2.3 million charge, marketing and promotions expenses increased $28.1 million to $39.6 million for the fiscal year ended June 30, 2000 compared to $11.5 million for the prior fiscal year. The increase was primarily due to an increase in offline and online advertising expenses that were focused on customer acquisition. The $2.3 million charge recorded in the fourth quarter of fiscal year 2000 was related to the termination of one of FTD.COM's Internet portal distribution agreements. In connection with marketing and promotional spending, the total customer base increased by 66%, or 964,071 customers, to 2,429,533 customers as of June 30, 2000 from 1,465,462 customers as of June 30, 1999.

        Technology Development.    Excluding a $4.4 million charge associated with the write-off of development work related to an unlaunched version of FTD.COM's Web site, technology development expenses increased $5.2 million to $7.4 million for the fiscal year ended June 30, 2000 compared to $2.2 million for the prior fiscal year. The increase was primarily related to increased costs associated with the hosting of FTD.COM's Web site due to increased order volume and non-capitalizable costs related to the unlaunched version of FTD.COM's Web site.

        General and Administrative.    General and administrative expenses increased $4.8 million, or 96%, to $9.8 million for the fiscal year ended June 30, 2000 compared to $5.0 million for the prior fiscal year. The increase was primarily due to increased expenses related to the hiring of additional employees in the executive, administrative and business development areas. Additionally, customer service costs and royalty expenses increased due to the 82% growth in order volume for the fiscal year ended June 30, 2000 compared to the prior fiscal year.

FTD.COM Quarterly Financial Information (Unaudited)
(In Thousands, Except Per Share Data)

	First Quarter	Second Quarter	Third Quarter
Fiscal 2002
Total revenues	$21,878	$40,389	$48,871
Gross profit	6,454	11,591	13,881
Net income	4,289	3,278	3,647
Per share—basic and diluted:
Basic net income per share of common stock	$0.09	$0.07	$0.08
Diluted net income per share of common stock	$0.09	$0.07	$0.07
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2001
Total revenues	$18,244	$32,451	$36,084	$43,515
Gross profit	5,291	9,150	10,047	12,330
Net income	253	2,290	2,351	3,599
Per share—basic and diluted(1):
Basic net income per share of common stock	$0.01	$0.05	$0.05	$0.08
Diluted net income per share of common stock	$0.01	$0.05	$0.05	$0.07
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2000
Total revenues	$12,443	$23,588	$26,550	$35,624
Gross profit	3,408	6,422	7,372	10,098
Net loss	(3,850)	(11,219)	(8,493)	(11,040)
Per share—basic and diluted(1):
Basic net loss per share of common stock	$(0.09)	$(0.24)	$(0.18)	$(0.23)
Diluted net loss per share of common stock	$(0.09)	$(0.24)	$(0.18)	$(0.23)

(1)
The sum of earnings per share for the quarters may not equal the fiscal year amount due to rounding or to changes in the average shares outstanding during the period.

Liquidity and Capital Resources

        At March 31, 2002, FTD.COM had cash and cash equivalents of $31.8 million, compared to $22.2 million at March 31, 2001. At June 30, 2001, FTD.COM had cash and cash equivalents of $25.8 million compared to $18.0 million at June 30, 2000. FTD.COM's future liquidity requirements are expected to consist primarily of working capital needs, including marketing and promotions expenses, and expenditures related to property and equipment. For the nine-month period ended March 31, 2002, FTD.COM made capital expenditures of $0.3 million related to software development costs and computer equipment. FTD.COM has future commitments of $0.7 million related to Internet distribution agreements, as described in Note 5 of the notes to the financial statements, which are attached to this document as Annex H.

        Net cash provided by operating activities was $16.5 million for the nine-month period ended March 31, 2002, primarily attributable to net income of $11.2 million and increases in the payable to FTD and accounts payable partially due to the Easter holiday. Net cash provided by operating activities was $4.5 million for the nine-month period ended March 31, 2001, primarily attributable to net income of $4.9 million.

        Net cash provided by operating activities was $8.1 million for the fiscal year ended June 30, 2001, primarily attributable to net income of $8.5 million. Net cash used in operating activities was $22.1 million for the fiscal year ended June 30, 2000, primarily attributable to a net loss of $34.6 million, partially offset by a $5.3 million increase in accounts payable and the $4.4 million charge associated with development work related to an unlaunched version of FTD.COM's Web site.

        Net cash used in investing activities was $9.3 million for the nine-month period ended March 31, 2002, consisting of the purchase of certain assets of National Flora and capital expenditures related to software development costs and the purchase of computer equipment. Net cash used in investing activities was $0.3 million for the nine-month period ended March 31, 2001, consisting of capital expenditures related to software development costs and the purchase of computer equipment. Software development costs were capitalized in accordance with Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and EITF 00-02, Accounting for Web Site Development Costs.

        Net cash used in investing activities was $1.4 million for the fiscal year ended June 30, 2001, attributable to $1.1 million of promissory notes related to loans made by FTD.COM to certain officers issued in the fourth quarter of fiscal year 2001, as discussed in Note 8 of the notes to the financial statements, which are attached to this document as Annex H, and $0.3 million of capital expenditures related to software development costs and computer equipment. Net cash used in investing activities was $3.7 million for the fiscal year ended June 30, 2000, and consisted of software development costs, which were capitalized in accordance with SOP 98-1 and EITF 00-02. Subsequent to capitalization in fiscal year 2000, $3.5 million of the capitalized assets were written-off as part of the $4.4 million one-time charge in the fourth quarter of fiscal year 2000, associated with the development work related to an unlaunched version of FTD.COM's Web site.

        Net cash used in financing activities was $1.2 million for the nine-month period ended March 31, 2002, attributable to the reduction in book overdrafts, which relate to checks issued but not presented to banks. FTD.COM had no net cash provided by or used in financing activities for the nine-month period ended March 31, 2001.

        Net cash provided by financing activities was $1.0 million for the fiscal year ended June 30, 2001, primarily attributable to book overdrafts of $1.2 million, which relate to checks issued but not presented to banks, as discussed in Note 2 of the notes to the financial statements, which are attached to this document as Annex H. Net cash provided by financing activities was $35.6 million for the fiscal year ended June 30, 2000, which was the result of the net proceeds from the IPO, including amounts attributable to the exercise of the underwriters' over-allotment option.

        During the next twelve months, FTD.COM intends to continue its marketing campaign focused on the retention of existing customers and the acquisition of new customers. In addition, FTD.COM plans to continue to invest in expanding its product offerings, improving its Web site and improving the infrastructure supporting customer service. The scope of these programs and investments is expected to be affected in the near term by the amount of future cash flows from operations. FTD.COM believes that its existing cash and future cash flows from operations will be sufficient to meet its liquidity needs through March 31, 2003. However, any projections of future cash inflows and outflows and any projections of the future state of the economy and economic buying conditions, which may have a direct effect on FTD.COM's cash inflows, are subject to substantial uncertainty. In addition, FTD.COM, from time to time, considers acquisitions of or investments in complementary businesses, products, services and technologies, which may impact its liquidity requirements or cause it to seek to issue additional equity or debt. If FTD.COM determines that it needs to raise additional capital, it may seek to sell additional equity or raise debt from third-party sources or FTD. The sale of additional equity or convertible debt securities could result in dilution to FTD.COM's stockholders. In addition, any debt financing, if available, could involve restrictive covenants, which could adversely affect FTD.COM's operations. There can be no assurance that any of these financing alternatives, including raising additional capital from its parent, will be available in amounts or on terms acceptable to FTD.COM, if at all. If FTD.COM is unable to raise any needed additional capital, it could be required to significantly alter its operating plan, which could have a material adverse effect on FTD.COM's business, financial condition and results of operations.

Summary Disclosures About Contractual Obligations and Commercial Commitments

        FTD.COM's contractual cash obligations at March 31, 2002 were $0.7 million, due within this fiscal year, related to Internet distribution agreements. FTD.COM has entered into Internet distribution agreements pursuant to which FTD.COM receives various services, including advertising space on shopping and search-oriented Web sites, portal links to FTD.COM's Web site and marketing of FTD.COM's product offerings through co-branded Web sites.

Deferred Tax Asset

        FTD.COM is party to a tax sharing agreement with IOS and FTD. This agreement governs the use and allocation of FTD.COM's tax assets. For the nine-month periods ended March 31, 2002 and 2001, FTD.COM reported pretax income of $11.2 million and $4.9 million, respectively, resulting in income taxes of $4.5 million and $2.0 million, respectively, at an effective rate of 40%. FTD.COM reduced its valuation allowance by the amount of the income taxes incurred during the respective periods, thereby realizing a portion of the tax assets that had been generated by FTD.COM in prior fiscal years. In accordance with the provisions of SFAS No. 109, Accounting for Income Taxes, FTD.COM believes, based on its limited operating history, the short-term nature of its Internet distribution agreements as described in Note 5 of the notes to the FTD.COM financial statements which are attached as Annex H and its reliance on FTD's marketing of the FTD brand as described in Note 9 of the notes to the FTD.COM financial statements which are attached as Annex H, the remaining tax assets are more likely than not, not realizable in the time period during which they are deductible and therefore maintains a valuation allowance to offset the remaining deferred tax assets. It is reasonably possible that in future periods evidence may become available that modifies management's estimate. If a change in estimate were to occur, the effect would be recognized in the period during which the change occurs.

        At March 31, 2002, FTD.COM had net operating loss carryforwards for federal tax purposes of $17.3 million, which are available to offset future federal taxable income, if any, through year 2020.

Critical Accounting Policies and Estimates

        FTD.COM's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

        On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, distribution agreement and the valuation of deferred income taxes. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

        FTD.COM recognizes 100% of the order value as revenue and recognizes the associated costs of fulfillment and processing services when the order is fulfilled. FTD.COM recognizes revenue on a gross basis, as opposed to on a net basis similar to a commission arrangement, because it bears the risks and rewards associated with the revenue-generating activities by: (1) acting as a principal in the transaction; (2) establishing prices; (3) being responsible for fulfillment of the order; (4) taking the risk of loss for collection, delivery, and returns; and (5) marketing its products, among other things. If the relative amounts of risks and rewards borne by FTD.COM associated with processing floral and gift orders were to change in the future, its reporting policy related to revenue recognition and costs of fulfillment and processing services could change.

Distribution Agreements

        FTD.COM has entered into Internet distribution agreements pursuant to which FTD.COM receives various services, including advertising space on shopping and search-oriented Web sites, portal links to FTD.COM's Web site and marketing of FTD.COM's product offerings through co-branded Web sites. Certain of these agreements contain terms that include both fixed and variable payment elements, the variable portion of which is based upon the number of orders generated from these third party sites beyond a threshold as defined in the related agreements. FTD.COM records expenses related to these distribution agreements based on a per order amount taking into consideration the most likely number of total orders to be taken under each such agreement, calculated in accordance with the process prescribed by Concepts Statement No. 7 issued by the Financial Accounting Standards Board. The number of orders taken is impacted by a variety of features, including but not limited to the volume of traffic experienced on the third party's site, existence of other advertisements on the third party's site, and advertisement placement on the third party's site. Many of these features are outside of FTD.COM's control. If a change in estimate were to occur, the cumulative effect on the reported expenses would be recognized in the period during which the change occurs.

Deferred Income Taxes

        FTD.COM recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. FTD.COM regularly reviews its deferred tax assets for recoverability and maintains a valuation allowance, whose value is determined through consideration of its limited operating history, its historical taxable income, its projected future taxable income, the length of its Internet distribution agreements, its reliance in IOS's marketing of the FTD brand, and the expected timing of the reversals of existing temporary differences, to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. While FTD.COM has considered future taxable income in assessing the need for the valuation allowance, in the event FTD.COM would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Recently Issued Accounting Pronouncements

        In July 2001, Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS No. 142, Goodwill and Intangible Assets were issued. SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting, and prohibits the use of the pooling-of-interests method for such transactions. SFAS No. 141 also requires identified intangible assets acquired in a business combination to be recognized as an asset apart from goodwill if they meet certain criteria. FTD.COM has adopted SFAS No. 141, which has had no material impact on its condensed consolidated financial statements.

        SFAS No. 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill and other intangibles determined to have indefinite lives, including those acquired before initial application of the standard, should not be amortized but should be tested for impairment at least annually. Other identified intangible assets should be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121. Within six months of initial application of the new standard, a transitional impairment test must be performed on all goodwill. Any impairment loss recognized as a result of the transitional impairment test should be reported as a change in accounting principle. In addition to the transitional impairment test, the required annual impairment test should be performed in the year of adoption of SFAS

No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 (although early adoption would be permitted in certain circumstances) and must be adopted as of the beginning of a fiscal year. Retroactive application is not permitted. FTD.COM is in the process of evaluating the impact that adoption of SFAS No. 142 may have on the financial statements; however, such impact, if any, is not known or reasonably estimable at this time.

        In October 2001, SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets was issued. SFAS No. 144 addresses financial accounting and reporting for the impairment of disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for disposal of a segment of a business. However, it retains the requirement in Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. FTD.COM does not believe that the adoption of SFAS No. 144 will have a material effect on the financial statements.

Related Party Transactions

        FTD.COM engages in various transactions with FTD in the normal course of business. FTD pays FTD.COM commission revenues for floral orders that are cleared through the FTD Clearinghouse. Classified as other revenues, FTD.COM records revenues for rebates received from FTD for floral orders processed through FTD's credit card program, which have also been processed through the FTD Clearinghouse, and also records revenues related to fees paid by FTD to FTD.COM for the hosting of florists' Web sites through the www.ftd.com Internet site.

        For orders processed through the FTD Clearinghouse, FTD charges FTD.COM customary clearing fees. FTD.COM also utilizes FTD's credit card processing services. FTD charges FTD.COM a percentage of the order value to utilize these credit card processing services. Costs for clearing services and credit card processing expenses are included in fulfillment and processing service expenses and are covered by the Intercompany Services Agreement between FTD and FTD.COM.

        FTD.COM utilizes a call center owned and operated by FTD for order entry and customer care services. FTD.COM pays FTD based on the number of calls handled. These costs are classified as fulfillment and processing services expenses and general and administrative expenses, as appropriate.

        FTD.COM and FTD are parties to an Intercompany Services Agreement that covers technical and administrative services, facilities and occupancy, Internet/telecom usage and other services that are provided to FTD.COM by FTD. Technical and administrative services include employee and other departmental costs for the technical, human resources, accounting, administrative and legal departments. In consideration for these services, FTD has allocated a portion of its departmental costs related to the services it provides to FTD.COM. The allocations were estimated using proportional cost allocation methods, plus a general and administrative charge of 5% of the value of the services utilized. These costs are classified as technology development expenses and general and administrative expenses, as appropriate.

        In anticipation of the pending merger, certain executives of FTD.COM began performing work specifically related to FTD during the third quarter of fiscal year 2002. As a result, $87,000, representing a portion of the salary-related expenses for these executives, was allocated from FTD.COM to FTD in the third quarter of fiscal year 2002. These allocated costs reduced FTD.COM's general and administrative expenses.

        FTD.COM does not maintain separate physical facilities. It leases space from FTD and is charged rent based upon an estimate of prevailing market rates for similar facilities. Pursuant to the terms of the Intercompany Services Agreement, which became effective June 1, 1999, the costs associated with the leased space were $11,000, $124,000 and $345,000 for the 1999, 2000 and 2001 fiscal years, respectively, and $225,000 and $396,000 for the nine-months ended March 31, 2001 and 2002, respectively. FTD.COM is also charged a pro-rata share, based on square footage used by FTD.COM, for utilities, property taxes and other occupancy costs. Internet/telecom usage costs include an allocation of monthly depreciation for all hardware and software based on usage by FTD.COM, as well as monthly rates for telecommunications expenses of FTD.COM. These costs are classified as general and administrative expenses.

        FTD.COM uses FTD's trademarks in connection with the sale of floral and specialty gift products through its Web site and toll-free telephone number. FTD.COM is a party to a license agreement with FTD that includes provisions for royalty payments from FTD.COM to FTD of 1% of FTD.COM's order revenues and service fees, a 99-year term and termination, at FTD's option, under certain circumstances in the event that ownership of 20% or more of FTD.COM is acquired by a person or group not affiliated with FTD. Royalty expense associated with FTD's trademarks has been included in general and administrative expenses.

        The statements of operations of FTD.COM include the following expense transactions with FTD:

	Year ended June 30,			Nine Months Ended March 31,
	1999	2000	2001	2001	2002
	(in thousands)
Costs of fulfillment and processing service	$3,436	1,553	$1,787	$1,252	$1,362
Marketing and promotions	3,700	—	—	—	—
Technology development	1,431	1,087	402	306	300
General and administrative	2,334	2,611	3,239	2,278	2,923

        FTD.COM loaned various officers of FTD.COM, collectively, $1,066,349 pursuant to four-year interest bearing notes dated May 17, 2001, with accrued interest at 6.5% per annum and principal due at maturity. FTD.COM loaned an officer of FTD.COM $23,000 pursuant to a four-year interest bearing note dated June 11, 2001, with accrued interest at 6.5% per annum and principal due at maturity. At March 31, 2002, the total amount outstanding under loans to these officers was $1,151,988 in principal and interest.

        Additionally, prior to FTD.COM's IPO on September 28, 1999, key employees of IOS were granted IOS restricted shares in exchange for services to be provided to IOS over a five-year service period. At the time of the IPO, certain of these key employees became employees of FTD.COM and no longer provided services to IOS. The key employees, however, still retained their rights to the IOS restricted shares and continue to earn the restricted shares in exchange for services that will be provided to FTD.COM. Therefore, at the time of the IPO, FTD.COM paid IOS for the remaining $175,000 of deferred compensation associated with the restricted shares. During fiscal years 2001 and 2000, FTD.COM recorded $52,000 and $39,000 of compensation expense, respectively, related to these restricted shares.

Quantitative and Qualitative Disclosures About Market Risk

        As of March 31, 2002, FTD.COM was not a party to any significant financing arrangements. FTD.COM maintains a portfolio of highly liquid investments in U.S. government securities, which are classified as cash equivalents. Given the short-term nature of these investments, FTD.COM believes it is not subject to any significant interest rate risk.

 DESCRIPTION OF CAPITAL STOCK OF IOS

        The following is a summary of the material terms of IOS's capital stock after consummation of the merger and the filing of IOS's restated certificate of incorporation with the Secretary of State of the State of Delaware. For a complete description, refer to the Delaware General Corporation Law, and to IOS's restated certificate of incorporation and by-laws, which are attached to this joint proxy statement/prospectus as Annexes D and E.

General

        The authorized capital stock of IOS consists of:

  •
  300,000,000 shares of Class A common stock, par value $.01 per share,

  •
  20,000,000 shares of Class B common stock, par value $.00005 per share and

  •
  5,000,000 shares of preferred stock, par value $.01 per share.

        The material terms and provisions of IOS's certificate of incorporation affecting the relative rights of the Class A common stock, the Class B common stock and the preferred stock are described below.

Common Stock

  Voting Rights

        The holders of Class A common stock and Class B common stock generally have identical rights, except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are generally not entitled to vote. The holders of Class B common stock, however, are entitled to vote as a separate class on (i) any merger or consolidation of IOS or (ii) any recapitalization or reorganization, in which the Class B common stock would be treated differently from the Class A common stock in connection with such transaction. However, the Class B common stock may, without a separate vote, receive or be exchanged for non-voting securities which are otherwise identical on a per share basis to the voting securities received by the Class A common stock stockholders so long as the Class B common stock is convertible on the same terms as set forth in the certificate of incorporation and all other consideration is equal on a per share basis.

        All amendments to alter the rights of the holders of common stock must be approved by obtaining prior written consent of the holders of a majority of the common stock outstanding at the time such action is taken. However, there is an exception for amendments to IOS's certificate of incorporation that would alter or change the powers, preferences or special rights of one class of common stock in a manner different from the holders of any other class of common stock. In that case, any amendments also must be approved by a majority of the votes entitled to be cast by the holders of the shares that would be adversely affected by the amendment voting as a separate class. Therefore, holders of Class A common stock are not entitled to vote on any alteration or change in the powers, preferences or special rights of the Class B common stock that would not adversely affect the rights of holders of Class A common stock. For purposes of the foregoing provisions, any provision for the voluntary, mandatory and other conversion or exchange of the Class B common stock into or for Class A common stock on a one-for-one basis shall be deemed not to adversely affect the rights of the Class A common stock. Any amendment to IOS's certificate of incorporation to increase the authorized shares of any class of its capital stock requires the approval only of a majority of the votes entitled to be cast by the holders of Class A common stock and Class B common stock, voting together as a single class.

  Dividends

        Subject to any preferential rights of outstanding preferred stock, holders of IOS's common stock will share equally on a per share basis in any dividend declared by IOS's board of directors. Dividends payable in shares of common stock may be paid only as follows: Shares of Class A common stock may be paid only to holders of Class A common stock, and shares of Class B common stock may be paid only to holders of Class B common stock. If dividends consist of other voting securities, IOS shall make available to each holder of Class B common stock dividends consisting of IOS's other non-voting securities, which are otherwise identical to the voting securities and are convertible on the same terms set forth in the certificate of incorporation.

  Conversion

        Class A Common.    Each holder of Class A common stock who also holds Class B common stock, shall be entitled at any time to convert any or all of its Class A common stock into an equal number of shares of Class B common stock to the extent that, immediately prior to such conversion, a sufficient number of shares for conversion are authorized but unissued.

        Class B Common.    In connection with the occurrence of any "conversion event," each holder of Class B common stock shall be entitled to convert any or all of its shares of Class B common stock into an equal number of shares of Class A common stock in connection with such event. A conversion event shall include the following:

  •
  any public offering or public sale of IOS's securities, including a public registered offering under the Securities Act or a public sale pursuant to Rule 144,

  •
  any sale of IOS's securities to any person or group of persons, which has been approved by the board of directors or a committee thereof, if after such sale:

  —
  such persons would own or control securities, which would grant them the voting power to elect a majority of IOS's directors or

  —
  such persons would own or control securities (excluding any Class B common stock being converted and disposed of in connection with such conversion event), which would grant them the voting power to elect a majority of IOS's directors;

  •
  any sale of IOS's securities to any person or group of persons if, after such sale, such persons would not in the aggregate own, control or have the right to acquire more than 2% of the outstanding securities of any class of IOS's voting stock, and

  •
  a merger, consolidation or similar transaction involving IOS, which has been approved by the board of directors or a committee thereof, if, after such transaction, a person or group of persons would own or control, in the aggregate, the ordinary voting power to elect a majority of the surviving corporation's directors.

        IOS shall at all times reserve and keep available out of its authorized but unissued shares of Class A common stock and Class B common stock, solely for the purpose of issuance upon conversion of Class A common stock and Class B common stock, respectively, such number of shares of Class A common stock and Class B common stock issuable upon the conversion of all outstanding Class A common stock and Class B common stock, as the case may be.

Other Rights

        In the event of a liquidation, dissolution or winding up of IOS, all holders of its common stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of common stock.

        If IOS in any manner subdivides or combines the outstanding shares of a class of common stock, the outstanding shares of the other class of common stock shall be proportionately subdivided or combined in a similar manner.

        No shares of either class of common stock are subject to redemption or have preemptive rights to purchase additional shares of IOS's common stock or other securities.

Preferred Stock

        IOS's board of directors is empowered, without approval of its stockholders, to cause shares of preferred stock to be issued from time to time in one or more series and with the designations, preferences and other rights as shall be determined by the board. Among the specific matters that may be determined by IOS's board of directors are the voting rights, if any, of each series, the number of shares constituting each series and the designation thereof.

        IOS's board of directors may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of IOS common stock. In addition, an issuance of preferred stock could have anti-takeover effects. The ability of IOS's board of directors to issue preferred stock could have the effect of delaying, deferring or preventing a change in control of IOS or the removal of existing management.

Anti-takeover Effects of Certificate and By-law Provisions

  General

        Provisions of IOS's certificate of incorporation and by-laws summarized below may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including offers or attempts that might result in a premium being paid over the market price for the shares of common stock held by stockholders.

  Board of Directors

        IOS's certificate of incorporation and by-laws provide for a classified board of directors, divided into three classes, with the classes to be as equal in number as possible. Directors are elected for three year terms, with one class of directors standing for election at each annual meeting of stockholders. Each director holds office until his or her successor is duly elected and qualified.

        IOS's certificate of incorporation and by-laws provide that the number of directors of IOS shall be fixed from time to time exclusively by resolution adopted by the affirmative vote of a majority of the entire board of directors then in office. The directors shall be elected by a plurality of the votes of the shares present in person or by proxy at the stockholder meeting and entitled to vote in such election. If the number of directors is changed, IOS's certificate of incorporation and by-laws provide that any vacancies and newly-created directorships shall be apportioned among the classes of directors as to make all classes as nearly equal in number as practicable.

        IOS's by-laws provide that no director may be removed from office without cause and without the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class. If, however, pursuant to the certificate of incorporation, the holders of any class or series of IOS's capital stock are entitled to elect one or more directors, such director or directors elected may be removed without cause only by the vote of the holders of the outstanding shares of that class or series entitled to vote.

  Advance Notice Procedures

        The by-laws provide for an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at these meetings will have to be received in writing by IOS not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting of stockholders and in the case of special meetings at which directors are to be elected, not later than the 10th day following the earlier of the day on which notice of such meeting was mailed or public disclosure of such meeting was made. In addition, any notice must contain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

  Special Meetings

        IOS's certificate of incorporation and by-laws provide that special meetings of stockholders may be called only by either the board pursuant to a resolution adopted by the affirmative vote of the majority of the total number of directors then in office or by IOS's chief executive officer. Special meetings cannot be called by stockholders.

  Amendment

        Stockholder amendments to a number of provisions contained in IOS's certificate of incorporation and by-laws require the approval by shares representing not less than 66 2/3% of the votes entitled to be cast by the voting stock, voting together as a single class. These provisions include, among other things:

  •
  provisions with respect to voting rights, dividends, liquidation and conversion of IOS's common stock,

  •
  provisions with respect to limitations of directors and officers liability, including, but not limited to, indemnification provisions,

  •
  stockholder right to call special meetings,

  •
  advance notice procedures, and

  •
  board classification and removal of directors.

Limitations on Directors' Liability

        IOS's certificate of incorporation provides that to the fullest extent permitted by Delaware law and except as otherwise provided in its by-laws, no director of IOS shall be liable to it or its stockholders for monetary damages for breach of fiduciary duty. The effect of this provision will be to eliminate IOS's rights and those of its stockholders, through stockholders' derivative suits on behalf of IOS, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

        In addition, IOS's certificate of incorporation provides for indemnification of and advancement of expenses for any person who was or is made or threatened to be made a party to any action, suit or other proceeding because of his or her status as a director or officer of IOS, or service as a director, officer or fiduciary of another company at the request of IOS, to the fullest extent permitted under Delaware law against all expenses, liabilities and losses reasonably incurred by that person. Further, IOS's certificate of incorporation provides that it may purchase and maintain insurance on its own behalf and on behalf of any other person who is or was a director, officer or agent of IOS or was serving at IOS's request.

Listing

        IOS common stock will be quoted on the Nasdaq National Market under the symbol "FTDI" either prior to or at the effective time of the merger.

Transfer Agent and Registrar

        The transfer agent and registrar for IOS's common stock is American Stock Transfer and Trust Company. IOS anticipates that, after consummation of the merger, its transfer agent and registrar will be Computershare Investor Services, L.L.C.

COMPARISON OF RIGHTS OF HOLDERS OF FTD.COM COMMON STOCK AND
IOS COMMON STOCK

        Upon completion of the merger described herein, FTD.COM stockholders will become stockholders of IOS. These holders' rights will continue to be governed by Delaware law and will be governed by IOS's charter and by-laws, which will be amended at the time the merger is consummated. Because FTD.COM and IOS are organized under the laws of Delaware, differences in the rights of an IOS stockholder from those of a FTD.COM stockholder arise principally from differences in the respective charters and by-laws of FTD.COM and IOS.

        The following is a summary of the material differences between IOS's and FTD.COM's charters and by-laws. This discussion assumes that IOS's stockholders have approved the amendments to IOS's certificate of incorporation. Such approval is being sought in this joint proxy statement/prospectus. IOS's board of directors has already approved the amendments to IOS's by-laws, subject only to the completion of the merger. The summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are important do not exist. The summary is qualified in its entirety by reference to the restated certificate of incorporation and by-laws of IOS, each of which will become effective at the time the merger is consummated, and are attached to this joint proxy statement/prospectus as Annexes D and E, respectively. For more information, see "Description of Capital Stock of IOS." Copies of the governing corporate instruments of FTD.COM have been filed with the SEC. To find out where you can get copies of these documents, see "Where You Can Find More Information."

IOS		FTD.COM

Authorized Capital Structure
The authorized capital stock of IOS consists of:		The authorized capital stock of FTD.COM consists of:
•	300,000,000 shares of Class A common stock, par value $.01 per share,	•	250,000,000 shares of Class A common stock, par value $.01 per share,
•	20,000,000 shares of Class B common stock, par value $.0005 per share and	•	100,000,000 shares of Class B common stock, par value $.01 per share and
•	5,000,000 shares of preferred stock, par value $.01 per share, none of which is outstanding as of the date hereof.	•	5,000,000 shares of preferred stock, par value $.01 per share, none of which is outstanding as of the date hereof.

Voting Rights

Except as otherwise provided in the charter or applicable law, the holders of Class A common stock will be entitled to one vote per share while the holders of Class B common stock have no voting rights; provided, however, that the holders of Class B common stock shall have the right to vote as a separate class in certain cases involving mergers, consolidations, reorganizations or recapitalizations in which the holders of Class B common stock receive different consideration on a per share basis than holders of Class A common stock, but shall not be entitled to vote separately as a class on any amendment that simply increases or decreases the number of shares of such class.
The holders of Class A common stock and Class B common stock generally have identical rights, except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to ten votes per share. Holders of shares of Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Amendments to the charter that would alter or change the powers or preferences or special rights of the Class A common stock or Class B common stock so as to affect them adversely or to increase or decrease the authorized number of shares of such class must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting separately as a class.
Dividends/Policy

IOS has no legal or contractual obligation to pay dividends. Subject to any preferential rights of outstanding preferred stock, holders of IOS's common stock will share equally on a per share basis in any dividend declared by IOS's board of directors. Dividends payable in shares of common stock or other voting securities may be paid only as follows:
FTD.COM has no legal or contractual obligation to pay dividends. Subject to any preferential rights of outstanding preferred stock, holders of FTD.COM's common stock will share equally on a per share basis in any dividend declared by FTD.COM's board of directors. Dividends payable in shares of common stock may be paid only as follows:
• shares of Class A common stock may be paid only to holders of Class A common stock, and shares of Class B common stock may be paid only to holders of Class B common stock; and	• shares of Class A common stock may be paid only to holders of Class A common stock, and shares of Class B common stock may be paid only to holders of Class B common stock; and

•
if the dividends consist of other voting securities of IOS, it shall make available to the holders of Class B common stock dividends consisting of non-voting securities which are otherwise identical to such voting securities and which are convertible into such securities.	• the number of shares so paid will be equal on a per share basis with respect to each outstanding share of Class A common stock and Class B common stock.
IOS may not reclassify, subdivide or combine shares of either class of common stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.	FTD.COM may not reclassify, subdivide or combine shares of either class of common stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.
Liquidation Rights

In the event of a liquidation, dissolution or winding up of IOS, all holders of its common stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of common stock.
In the event of a liquidation, dissolution or winding up of FTD.COM, all holders of its common stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of common stock.
Redemption/Preemptive Rights
No shares of either class of common stock are subject to redemption or have preemptive rights to purchase additional shares of IOS's common stock or other securities.	No shares of either class of common stock are subject to redemption or have preemptive rights to purchase additional shares of FTD.COM's common stock or other securities.
ANTI-TAKEOVER PROVISIONS Stockholder Action by Written Consent
Stockholder action by written consent is not permitted. Special meetings of stockholders may be called only by IOS's chief executive officer or a majority of its board of directors.	Stockholder action by written consent is not permitted. Special meetings of stockholders may be called only by the chairman of the board of directors or a majority of the board of directors.
Board of Directors

IOS's board is divided into three classes, as nearly equal in size as possible, with one class elected annually. IOS's classified board of directors may make it more difficult for a third party to gain control of IOS. The certificate of incorporation expressly denies stockholders the right to cumulate votes in the election of directors.
Directors are elected for one-year terms at each annual meeting of stockholders. The certificate of incorporation expressly denies stockholders the right to cumulate votes in the election of directors.

Fair Price Provision
IOS has not adopted a fair price provision.	FTD.COM has not adopted a fair price provision.
Rights Plan
IOS has not adopted a rights plan.	FTD.COM has not adopted a rights plan.
Advance Notice/Special Meeting Procedures

IOS's by-laws provide for an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at these meetings will have to be received in writing by IOS not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting of stockholders. In addition, stockholders are not permitted to call special meetings—such meetings may be called only by specified officers or by the board of directors.
FTD.COM's by-laws provide for an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at these meetings will have to be received in writing by FTD.COM not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting of stockholders. In addition, stockholders are not permitted to call special meetings—such meetings may be called only by the chairman of the board of directors or by a majority of the board of directors.
Delaware Anti-Takeover Statute
IOS is not subject to Section 203 of the Delaware General Corporation Law.
FTD.COM is subject to Section 203 of the Delaware General Corporation Law which, under certain circumstances, may make it more difficult for a person who would be an "interested stockholder," as defined in Section 203, in FTD.COM to effect various business combinations with it for a three-year period after becoming an interested stockholder. Under Delaware law, a corporation's certificate of incorporation or by-laws may exclude a corporation from the restrictions imposed by Section 203. FTD.COM's certificate of incorporation does not exclude it from the restrictions imposed by Section 203.
Listing
IOS's Class A common stock will be quoted on the Nasdaq National Market under the symbol "FTDI."	FTD.COM's Class A common stock is quoted on the Nasdaq National Market under the symbol "EFTD."

RELATIONSHIPS BETWEEN IOS, FTD AND FTD.COM
AND CERTAIN BENEFICIAL HOLDERS

Agreements Related to the Merger

        The following is a summary description of material terms of certain agreements that were entered into by and among IOS, FTD.COM and IOS's principal stockholders. The principal stockholders consist of parties related to each of Perry Acquisition Partners, the Bain Funds and the Fleet Funds. The summary of the registration agreement, governance agreement and stockholders support agreement is qualified in its entirety by reference to the texts of such agreements, each of which is filed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part.

        Registration Agreement.    At the closing of the merger, IOS, the principal stockholders and Randolph Street Partners will enter into a new registration agreement. Under the registration agreement, the holders of a majority of the registrable securities that were owned by Perry at the closing of the merger and the holders of a majority of the registrable securities that were owned by the other investors at the closing of the merger each have the right at any time on or after the first anniversary of the effective date of the merger, subject to customary conditions, to require IOS to register any or all of their shares of common stock under the Securities Act on Form S-1, a "long-form registration," or on Form S-2 or Form S-3, a "short-form registration." Registrable securities are any shares of IOS's Class A common stock or Class B common stock plus any common stock issued or issuable with respect to such shares by way of a stock split, stock dividend, recapitalization, merger, consolidation or other reorganization. The holders of registrable securities owned by Perry shall be entitled to request two long-form registrations at IOS's expense, and the holders of all other registrable securities shall be entitled to request one long-form registration at IOS's expense; provided that, in each case, the aggregate offering value of the securities requested to be registered in any long-form registration equals at least $75 million. In addition, all holders of registrable securities shall be entitled to request an unlimited number of short-form registrations in which IOS pays all expenses; provided that the aggregate offering value of the securities requested to be registered in any short-form registration equals at least $75 million. IOS is not required, however, to effect any such long-form registration or short-form registration, collectively referred to as "demand registrations," within 365 days after the effective date of (i) a prior demand registration or (ii) a registration of common stock in which the holders of registrable securities were given the right to participate, and may postpone the filing of such registration for up to 90 days if it believes that such a registration would reasonably be expected to have an adverse effect on any proposal or plan by it or any of its subsidiaries to engage in an acquisition, a merger or a similar transaction. IOS shall not include in any demand registration any securities which are held by persons not party to this agreement without the prior written consent of the holders of at least a majority of the registrable securities requesting such registration. Furthermore, IOS shall not grant to any other persons the right to request registration of any IOS securities without the prior written consent of the holders of at least a majority of the registrable securities provided, that IOS may grant piggyback registration rights to other persons so long as such rights are subordinate to the piggyback registration rights of the holders of registrable securities.

        In addition, subject to certain conditions, whenever IOS proposes to register any of its securities under the Securities Act (other than pursuant to a demand registration or until the first anniversary of the effective date of the merger), all holders of registrable securities are entitled to request the inclusion of such securities in any registration statement at IOS's expense.

        Until the first anniversary of the effective date of the merger, all parties to the registration agreement have agreed not sell, transfer or otherwise distribute any registrable securities to any person other than its affiliates, another holder of registrable securities or IOS; provided that on or after the six month anniversary of the effective date of the merger, each holder may sell, transfer of distribute such securities pursuant to a public sale. Until the second anniversary of the effective date of the merger, each of the Perry Funds, the Bain Funds and the Fleet Funds, respectively, agrees not to sell, transfer or otherwise distribute any of their respective registrable securities to any of their respective limited partners or other equity or interest holders which are not then affiliates of one or more of the respective Funds; provided, however, that the Perry Funds, the Bain Funds or the Fleet Funds may during the period beginning six months after the effective date of the merger and ending twelve months following the effective date of the merger, distribute to any person up to 10% of the registrable securities held by these Funds; and provided, further, that the Perry Funds, the Bain Funds or the Fleet Funds may at any time between the first and second anniversaries of the effective date of the merger, distribute to any person up to 50% of any registrable securities held by these Funds as of the first anniversary of the effective date of the merger. Furthermore, both the holders of registrable securities and IOS agree not to effect any public sales of IOS's equity securities for a period beginning 30 days prior to the effective date of any underwritten registration statement and continuing for a period of 90 days thereafter, other than registrable securities included in such registration statement.

        In connection with all registrations pursuant to this agreement, IOS has agreed to indemnify all holders of registrable securities against liabilities caused by any untrue or alleged untrue statement of material fact set forth in the registration statement, prospectus, preliminary prospectus or any amendment thereto or any omission of material fact required to be stated therein or necessary to make statements therein not misleading.

        Governance Agreement.    At the closing of the merger, IOS, the principal stockholders and Randolph Street Partners (collectively the "investors") will enter into a governance agreement. Under the terms of this agreement, the investors agree to vote their shares of IOS common stock and take all actions within their control to cause IOS's board of directors to be comprised of nine members. In return, the agreement provides that so long as each of the investors or any of their affiliates own in the aggregate at least 10% of the outstanding common stock of IOS, the investors shall have the right to designate certain nominees to stand for election to IOS's board of directors. The Perry Funds will have the right to designate four individuals, each of which is referred to as a "Perry Nominee," to serve as members of the board; provided, however, if at any time the Perry Funds own less than 20% of the outstanding common stock of IOS, they shall be entitled to designate only two Perry Nominees and if at any time the Perry Funds hold less than 30% of the shares they owned as of the date of the governance agreement, they will no longer be entitled to designate any Perry Nominees. In addition, the Bain Funds will have the right to designate two individuals, each of which is referred to as a "Bain Nominee," to serve on IOS's board. If, however, the Bain Funds, the Fleet Funds and Randolph Street Partners own in the aggregate less than 10% of the outstanding common stock of IOS, the Bain Funds shall be able to designate only one Bain Nominee. If the Bain Funds, Fleet Funds and Randolph Street Partners collectively own less than 30% of the shares of IOS's common stock they owned as of the date of the governance agreement, the right to designate a Bain Nominee shall cease and the number of Perry Nominees will increase to five if, at such time, the Perry Funds are entitled to designate at least three nominees. Moreover, if the number of shares of IOS common stock owned by Perry is less than or equal to the number of shares of IOS common stock collectively owned by the Bain Funds, the Fleet Funds and Randolph Street Partners, beginning at the next designation of a Perry Nominee, the Bain Funds will have the right to designate three Bain Nominees to serve on the board and the Perry Funds shall be limited to three Perry Nominees. If any nominee is duly nominated by IOS but IOS's stockholders fail to elect such nominee, IOS will be required to invite that nominee to attend all meetings of the board of directors as a nonvoting observer. Furthermore, all committees of the board of directors shall include at least one Perry Nominee.

        IOS will agree to take all commercially reasonable actions and exercise its authority under applicable law to cause any slate of directors presented to IOS's stockholders for election to its board of directors to include the Perry and Bain Nominees. In connection therewith, IOS will include in any proxy solicitation materials such information regarding the nominees and recommendations of the board of directors as are appropriate. In addition, IOS will pay the reasonable out-of-pocket expenses incurred by each nominee in connection with attending meetings of the board of directors or its committees.

        Following the election of a Nominee to the IOS board of directors, such Nominee may not be removed except for cause under applicable law. Upon removal for cause or the resignation, death or disability of a Nominee serving as an IOS director, the Perry Funds or the Bain Funds, as the case may be, will have the right to designate a replacement, and IOS will duly nominate such replacement for election to the board of directors. If requested by the Perry Funds or the Bain Funds, IOS shall call and hold a special meeting of its stockholders for the purpose of voting on the replacement Perry Nominee.

        The governance agreement also provides that certain actions of the board of directors will require the affirmative vote of at least two Perry Nominees and one Bain Nominee. These actions, include, but are not limited to, amendments to IOS's charter or by-laws, any recapitalization of IOS or incurrence of long-term debt by IOS, any merger, consolidation or sale of a material amount of assets of IOS, any material acquisitions by IOS and all registrations by IOS of any equities or debt securities pursuant to the Securities Act.

        IOS will agree to not amend, and will use its best efforts to prevent an amendment to, its by-laws if the amendment could adversely affect any of the rights granted to the Perry Funds, Bain Funds, the Fleet Funds or Randolph Street Partners pursuant to the governance agreement, without their prior written consent.

        Stockholders Support Agreement.    In connection with the execution of the merger agreement and on March 3, 2002, FTD.COM, the principal stockholders and Randolph Street Partners, entered into a stockholders support agreement.

        At or prior to the effective time of the merger, IOS has agreed to amend its certificate of incorporation to, among other things, change its corporate name, increase its number of authorized shares and add other provisions commonly included in certificates of incorporation of public, reporting companies incorporated under Delaware law. See "Description of Capital Stock of IOS" and "Certain Rights of Holders of FTD.COM Common Stock and IOS Common Stock." Under the stockholders support agreement, the parties thereto have agreed to vote all of their shares of IOS common stock in favor of these amendments when a vote on these amendments is sought, and further agreed not to revoke or rescind their approval or enter into any contrary agreements or understandings prior to the termination date. The termination date is defined in the agreement as the earlier of:

  •
  the termination of the merger agreement,

  •
  the closing of the merger or

  •
  the date upon which FTD.COM's board of directors or special committee of the board fails to recommend to its stockholders (or withdraws its recommendation of) the transactions contemplated by the merger agreement.

        Each stockholder also agreed not to transfer, sell, exchange or otherwise dispose of any shares of IOS common stock prior to the termination date, unless such transfer is made to a person who agrees to become bound by the stockholders support agreement. In addition, the agreement provides that until the earlier of the one-year anniversary of the effective time of the merger or the termination date, none of the stockholders who are parties to the agreement will participate, individually or as a group, in a transaction pursuant to which IOS would be a party to a short form merger under Section 253 of the Delaware General Corporation Law, if pursuant to the terms of such short-form merger, the consideration received by the stockholders would materially differ from that received by all other holders of IOS Class A common stock.

Income Taxes

        IOS is a common parent of an affiliated group of companies within the meaning of Section 1504(a) of the Code, which includes FTD.COM. The Code requires that IOS own at least an 80% voting and economic ownership interest in FTD.COM to continue to include FTD.COM in its U.S. consolidated income tax returns.

        In accordance with the terms of the amended Tax Sharing Agreement among FTD, IOS and FTD.COM, as long as FTD.COM remains a member of IOS's affiliated group:

  •
  FTD.COM will pay its proportionate share of IOS's tax liability computed as if FTD.COM were filing a separate return, and

  •
  IOS will refund any tax loss benefit attributable to FTD.COM if FTD.COM would have realized the benefit had FTD.COM filed its own federal income tax return.

Intercompany Agreements Between FTD and FTD.COM

        FTD.COM entered into several agreements with FTD at or about the time of FTD.COM's initial public offering, some of which will be terminated upon consummation of the merger as indicated below. These agreements were not negotiated on an arm's-length basis. However, FTD.COM believes the terms of these agreements are no less favorable to it than those that could have been obtained from an unaffiliated third party. So long as:

  •
  IOS beneficially owns 25% or more of the voting power of the common stock of FTD.COM, and no other person owns a greater percentage, or

  •
  directors, officers or affiliates of IOS or its subsidiaries constitute a majority of its board of directors,

any amendments to the intercompany agreements must be approved by a majority of FTD.COM's board of directors, which majority must include at least one-half of its independent directors. For example, if FTD.COM has only two independent directors, the majority must include at least one of those independent directors.

        Trademark License Agreement.    FTD.COM has the non-exclusive right to use FTD's trademarks in connection with the sale of flowers and specialty gifts to consumers on the Internet and telephone. FTD.COM pays FTD a royalty equal to one percent of FTD.COM's order revenues and service fees, net of discounts and returns. The agreement has a 99-year term; however, FTD may terminate the agreement if, among other things, any person, other than an affiliate of IOS, acquires 20% or more of the voting control of FTD.COM, or upon various defaults by FTD.COM. FTD.COM's rights to use FTD's trademarks will generally cease after termination of the trademark license agreement.

        Except with respect to the performance of the types of services contemplated by the florists online hosting agreement as described below, FTD has agreed, on behalf of itself and its affiliates other than FTD.COM, not to enter into a business that directly markets flowers and specialty gifts to consumers. In addition, if FTD makes an acquisition that includes this type of prohibited business, it must offer to sell that business, or component thereof, to FTD.COM. Within 90 days of the receipt of FTD's offer, FTD.COM may deliver to FTD an offer to acquire or license the prohibited business on the terms and conditions FTD.COM decides. If FTD.COM does not deliver to FTD an offer to acquire the prohibited business, FTD must cease operating or dispose of the prohibited business. If FTD.COM delivers to FTD an offer to acquire the prohibited business, then FTD, within 90 days of receipt of the offer, must accept it or provide FTD.COM with the terms of the best bona fide third party offer it has received to acquire or license the prohibited business. Within 30 days following receipt of the terms of the third party offer, FTD.COM must either offer to acquire the prohibited business on the terms described in the third party offer or permit FTD to proceed with the sale of the prohibited business to the third party offeror. These obligations will terminate:

  •
  six months after the trademark license terminates if FTD terminates the license after the acquisition by a third party of 35% or more of the voting control of FTD.COM with neither IOS nor an affiliate of IOS owning a greater percentage,

  •
  one year after the trademark license terminates if FTD terminates the license as a result of an acquisition by a third party, other than IOS or an affiliate of IOS, of 20% or more of the voting control of FTD.COM,

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  two years after the trademark license terminates if FTD.COM terminates due to material breach by FTD or its bankruptcy, dissolution or insolvency, or

  •
  when the trademark license terminates for any other reason.

        FTD.COM has agreed not to enter into any business currently being conducted by FTD. FTD currently is in the business of providing subscribing florists with the ability to send and receive floral orders and transaction clearing services. FTD also has an extensive product development department, the FTD Marketplace, that develops branded floral and gift products that florists can purchase at wholesale from FTD for resale to consumers. In addition, if FTD.COM makes an acquisition that includes a business that FTD is engaged in, FTD.COM must offer to sell that business, or component thereof, to FTD. Within 90 days of receipt of the offer, FTD may deliver to FTD.COM an offer to acquire or license the prohibited business on the terms and conditions it decides. If FTD does not deliver to FTD.COM an offer to acquire the prohibited business, FTD.COM must cease operating or dispose of the prohibited business. If FTD does deliver an offer to acquire the prohibited business, then FTD.COM, within 90 days of receipt of FTD's offer, must accept FTD's offer or provide FTD with the terms of the best bona fide third party offer FTD.COM has received to acquire or license the prohibited business. Within 30 days following receipt of the terms of the third party offer, FTD must either offer to acquire the prohibited business on the terms described in the third party offer, or permit FTD.COM to proceed with the sale of the prohibited business to the third party offeror. These obligations will terminate two years after termination of the trademark license if FTD terminates the trademark license due to FTD.COM's material breach or bankruptcy, dissolution or insolvency, and otherwise will terminate upon the termination of the trademark license.

        Pursuant to the Trademark License Agreement, which was effective October 1, 1999, the royalty fees paid by FTD.COM to FTD for the 2000 and 2001 fiscal years were $0.9 million and $1.2 million, respectively, and for the nine months ended March 31, 2001 and 2002 were $0.8 million and $1.0 million respectively.

        Intercompany Services Agreement.    FTD provides corporate and space-sharing services to FTD.COM.

        FTD currently provides corporate services to FTD.COM such as technical, human resources, accounting, administrative and legal services. FTD provides these services to FTD.COM at 105% of the cost allocable to FTD.COM's use of those services. FTD also provides FTD.COM with access to the Mercury Network, the FTD Clearinghouse, FTD's Retrans® service, which is its international sale processing system, and the FTD credit card processing program, for which FTD.COM pays an amount comparable to the fee that FTD charges FTD florists for these services. In addition, FTD.COM utilizes a call center owned and operated by FTD for order entry and customer service. FTD.COM pays FTD a fee for these services based on the number of calls handled.

        FTD permits FTD.COM to use a portion of its offices. FTD.COM's cost for this space represents an estimate of the prevailing market rate for similar space, includes a charge for FTD.COM's proportionate share of building expenses, such as insurance and maintenance costs, and includes an administration fee equal to 5% of the space sharing costs allocable to FTD.COM.

        Pursuant to the Intercompany Services Agreement, which was effective June 1, 1999, FTD.COM paid FTD $0.2 million, $1.7 million and $2.1 million for the 1999, 2000 and 2001 fiscal years, respectively, and $1.5 million and $1.9 million for the nine months ended March 31, 2001 and 2002, respectively.

        It is anticipated that this agreement will be terminated upon consummation of the merger.

        Intercompany Indemnification Agreement.    FTD.COM has agreed to indemnify FTD and IOS for liabilities in respect of its business and FTD and IOS each have agreed to indemnify FTD.COM for liabilities in respect of their businesses, and various tax and pension-related liabilities of FTD and IOS resulting from FTD.COM's participation in IOS's consolidated tax group.

        It is anticipated that this agreement will be terminated upon consummation of the merger.

        Florists Online Hosting Agreement.    FTD.COM provides FTD with hosting services for its FTD Florists Online program pursuant to a Florists Online Hosting Agreement with FTD. FTD.COM's services include hosting Web sites for participating FTD florists within the FTD.COM Web site. During the term of this agreement, FTD is obligated to pay FTD.COM a monthly service fee of $50.00 for each florist Web site hosted on the Web site. This agreement expires on September 30, 2002, with mutual one-year renewal options.

        Commission Agreement.    FTD.COM receives at least a $5.00 commission on, and at least 20% of the order value of, every order that it clears through the FTD Clearinghouse pursuant to a commission agreement with FTD. If FTD agrees to pay a similarly situated third party a more economically advantageous commission fee or percentage of order value, FTD must adjust the commission or percentage of order value paid to FTD.COM to reflect the more favorable terms. If the percentage of order value paid by FTD to similarly situated parties is less than 20%, then the percentage of order value paid by FTD to FTD.COM will decrease to the most favorable economic terms given to any such third party. This type of commission structure has been adopted by the market over the past several years, and the parties believe this arrangement is structured similarly to commission structures currently being offered to other flower direct marketers. The commission agreement will automatically renew on July 1, 2002 for a three-year period ending June 30, 2005.

Stockholders' Agreement

        Under an IOS stockholders' agreement among Perry Acquisition Partners, the Bain Funds, the Fleet Funds and Randolph Street Partners, the parties agreed to various arrangements, including the right to designate directors, the right to approve extraordinary corporate transactions, transfer restrictions, rights of first refusal and registration rights. This stockholders' agreement will be terminated upon consummation of the merger. The governance agreement and the registration agreement described elsewhere will define the rights and obligations of the principal stockholders with respect to many of these matters after the merger. For more information, see "—Governance Agreement" and "—Registration Agreement."

FTD Registration Rights Agreement

        FTD.COM entered into a registration rights agreement with FTD in connection with the initial public offering pursuant to which FTD may demand that FTD.COM file a registration statement under the Securities Act covering all or a portion of FTD.COM's securities held by FTD, its affiliates and their permitted transferees. This agreement will be terminated upon consummation of the merger.

Management Consulting Services Agreement

        Parties related to the principal stockholders have entered into an agreement for management consulting services with IOS pursuant to which they are required to provide to IOS management, financial and other corporate advisory services. Subject to certain limitations contained in the credit agreement, dated as of September 27, 2001, by and among FTD, IOS and Harris Trust and Savings Bank, for each fiscal year of FTD, FTD will pay dividends to IOS sufficient to allow it to pay the principal stockholders an annual fee of $2.0 million, plus reimbursement of reasonable out-of-pocket expenses. Subject to certain conditions, this annual fee will be shared by the principal stockholders thereto in proportion to their relative ownership interests in IOS. Pursuant to this agreement, the principal stockholders received $2.0 million for the year ended June 30, 2001. This agreement has a term running through July 1, 2005 and is renewable at IOS's option, upon mutual agreement of the other parties to the agreement.

        Certain of IOS's directors will receive indirectly a portion of the annual fee as a result of their ownership interest in or other relationship with the entities providing services to FTD. Mr. Pagliuca, a director of IOS who is designated by the Bain Funds, is a Managing Director of Bain Capital Partners, LLC. Mr. Gorgi, a director of IOS who is designated by the Fleet Funds, is the president of certain entities which own shares, directly or indirectly, through general partnership interests. Mr. Perry, a director of IOS designated by Perry Acquisition Partners, has an interest in Perry Investors. Assuming the relative ownership interests among the principal stockholders remain unchanged, parties related to each of Perry Acquisition Partners, the Bain Funds and the Fleet Funds will be entitled to 65.00%, 23.33% and 11.67%, respectively, of the fees to be paid by IOS under the agreement. The portion of these fees each of these directors will receive, if any, is discretionary.

INTERESTS OF EXECUTIVE OFFICERS
AND DIRECTORS OF IOS AND FTD.COM

General

        The executive officers and directors of IOS and FTD.COM may be deemed to have interests in the IOS transactions and the merger that are different from, or in addition to, their interests as stockholders of IOS and FTD.COM generally. Both the FTD.COM and IOS Boards were aware of these interests and considered them, among other matters, in approving the merger. For example, four of IOS's directors are also directors of FTD.COM and may have interests in the IOS transactions that differ from other IOS stockholders. IOS considered these potential conflicts of interest and based in part thereon, IOS's proposed offer was conditioned on, among other things, the approval of the merger by the special committee and the receipt by the special committee of a fairness opinion from an outside investment banking firm.

One-Time Bonus Payments

        In addition, Robert L. Norton, the Chairman, President and Chief Executive Officer of IOS, and Michael J. Soenen, the president and chief executive officer of FTD.COM, will receive one-time bonus payments in the amount of $5,321,174 and $3,237,467, respectively, in the event that the merger is consummated on or prior to June 30, 2002 and the payments are approved by the stockholders of IOS. For a description of the one-time bonus payments to be awarded to Robert L. Norton and Michael J. Soenen, please see "The IOS Special Meeting—The Proposed IOS Transactions—Bonus Payments to Messrs. Norton and Soenen."

Option Plans

        Under the terms of FTD.COM's existing equity incentive plan and the merger agreement, stock options held by FTD.COM's employees, including its officers and directors, will be converted into options to purchase shares of IOS Class A common stock based on the exchange ratio in the merger. In the aggregate, FTD.COM executives and non-employee directors currently hold options to purchase 180,000 shares of FTD.COM common stock as of March 31, 2002. For more information regarding the conversion of stock options and restricted stock, please see "The Merger—Effect of the Merger on FTD.COM Stock Options and Restricted Stock." Further, executive officers and directors of both IOS and FTD.COM who own FTD.COM common stock will receive shares of IOS Class A common stock in the merger on the same terms as all the other stockholders. As of March 31, 2002, the members of the FTD.COM board, other than the members of the special committee, and the executive officers of FTD.COM own in the aggregate 1,858,700 shares of FTD.COM common stock, and would receive approximately 490,282 shares of IOS Class A common stock in exchange for these FTD.COM shares in the merger, assuming an exchange ratio of 0.26. For more information regarding the directors and executive officers' stock options and other forms of compensation, please see "Directors and Executive Officers of IOS & FTD.COM."

THE FTD.COM SPECIAL MEETING

Proxy Solicitation

        This document is being delivered to you in connection with the solicitation by the board of proxies to be voted at the FTD.COM special meeting to be held on                         ,                         , 2002 at 10:00 a.m., local time, at the offices of FTD.COM, 3113 Woodcreek Drive, Downers Grove, Illinois 60515. FTD.COM will pay all expenses in connection with solicitation of the proxies. Officers, directors and regular employees of FTD.COM, who will receive no additional compensation for their services, may solicit proxies by telephone or personal call. FTD.COM has asked brokers and nominees who hold stock in their names to give this document to their customers. This document is first being mailed on or about                        , 2002.

Record Date and Quorum Requirement

        FTD.COM stockholders of record at the close of business on            , 2002 are entitled to notice of, and to vote at, the FTD.COM special meeting. Each holder of record of FTD.COM Class A common stock at the close of business on the record date is entitled to one vote for each share then held on each matter voted on by stockholders. Each holder of record of FTD.COM Class B common stock on the close of business at the record date is entitled to 10 votes for each share then held on each matter voted on by stockholders. At the close of business on the record date, there were                        shares of FTD.COM Class A common stock issued and outstanding held by    holders of record and by approximately             persons or entities holding in nominee name, and there were            shares of FTD.COM Class B common stock issued and outstanding, all of which were held of record by FTD.

        The holders of shares having a majority of the voting power of the FTD.COM common stock must be present in person or represented by proxy to constitute a quorum for the transaction of business. Abstentions are counted for purposes of determining whether a quorum exists. If you hold your shares of FTD.COM common stock through a broker, bank or other nominee, generally the nominee may vote your FTD.COM common stock only in accordance with your instructions. However, if it has not timely received your instructions, the nominee may vote on matters for which it has discretionary voting authority. Brokers generally will not have discretionary voting authority to vote on the proposal to adopt the merger agreement. If a nominee cannot vote on a matter because it does not have discretionary voting authority, this is a "broker non-vote" on that matter. Broker non-votes are counted as shares present or represented at the FTD.COM special meeting for purposes of determining whether a quorum exists.

Voting Procedures

        Under Delaware law, a majority of the votes entitled to be cast by the outstanding shares of FTD.COM common stock must adopt the merger agreement. For purposes of the vote required under Delaware law, a failure to vote, a vote to abstain and a broker non-vote will each have the same legal effect as a vote against adoption of the merger agreement. FTD, which owns all of FTD.COM's outstanding Class B common stock, has the power to vote 98% of the votes entitled to be cast at the FTD.COM special meeting. FTD, therefore, has the power to adopt the merger under Delaware law without the vote of any other holders of FTD.COM common stock. FTD has agreed to vote, or cause to be voted, all of the shares of FTD.COM common stock owned by it in favor of the merger agreement.

        The board is not aware of any other matters to be voted on at the FTD.COM special meeting. If any other matters properly come before the FTD.COM special meeting, including a motion to adjourn the FTD.COM special meeting in order to solicit additional proxies, the persons named on the proxy card will vote the shares represented by all properly executed proxies on those matters in their discretion, except that shares represented by proxies that have been voted "AGAINST" adoption of the merger agreement will not be used to vote "FOR" adjournment of the FTD.COM special meeting to allow additional time to solicit additional votes "FOR" the merger agreement.

Voting and Revocation of Proxies

        You may revoke your proxy at any time before it is exercised by one of the following means:

  •
  sending the secretary of FTD.COM a notice revoking it,

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  submitting a duly executed proxy with a later date, or

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  voting in person at the FTD.COM special meeting.

        All shares represented by each properly executed and not revoked proxy received by the secretary of FTD.COM prior to the FTD.COM special meeting will be voted in accordance with the instructions given on the proxy. If no instructions are indicated, the proxy will be voted "FOR" adoption of the merger agreement.

Effective Time

        The merger will be effective as soon as practicable following stockholder adoption of the merger agreement and the satisfaction or waiver of the terms and conditions set forth in the merger agreement, and upon the filing of a certificate of merger with the Secretary of State of the State of Delaware. See "The Merger Agreement."

        After careful consideration and based on the unanimous recommendation of the special committee, the FTD.COM board of directors has unanimously determined that the merger is advisable and in the best interests of FTD.COM and its stockholders. The FTD.COM board of directors has unanimously approved the merger agreement and the merger and unanimously recommends that holders of FTD.COM common stock vote "FOR" the approval and adoption of the merger agreement and approval of the merger.

THE IOS SPECIAL MEETING

Proxy Solicitation

        This document is being delivered to you in connection with the solicitation by the board of proxies to be voted at the IOS special meeting to be held on             ,            , 2002 at 11:00 a.m., local time, at the offices of IOS, 3113 Woodcreek Drive, Downers Grove, Illinois 60515. IOS will pay all expenses in connection with solicitation of the proxies. Officers, directors and regular employees of IOS, who will receive no additional compensation for their services, may solicit proxies by telephone or personal call. IOS has asked brokers and nominees who hold stock in their names to give this document to their customers. This document is first being mailed on or about            , 2002.

Record Date and Quorum Requirement

        IOS stockholders of record at the close of business on            , 2002 are entitled to notice of, and to vote at, the IOS special meeting. Each holder of record of IOS Class A common stock at the close of business on the record date is entitled to one vote for each share then held on each matter voted on by stockholders. Holders of IOS Class B common stock are generally not entitled to vote on matters submitted to a vote of the IOS stockholders. Holders of IOS Class B common stock are entitled under the certificate of incorporation, voting separately as a class, to one vote for each share of IOS Class B common stock held on the record date because the proposed amendments to the certificate of incorporation if adopted will alter the rights of the Class B holders. At the close of business on the record date, there were                        shares of IOS Class A common stock issued and outstanding held by    holders of record and by approximately    persons or entities holding in nominee name, and there were            shares of IOS Class B common stock issued and outstanding held by            holders of record and by approximately            persons or entities holding in nominee name.

        The holders of shares having a majority of the voting power of the IOS common stock must be present in person or represented by proxy to constitute a quorum for the transaction of business. Abstentions are counted for purposes of determining whether a quorum exists. If you hold your shares of IOS common stock through a broker, bank or other nominee, generally the nominee may vote your IOS common stock only in accordance with your instructions. However, if it has not timely received your instructions, the nominee may vote on matters for which it has discretionary voting authority. Brokers generally will not have discretionary voting authority to vote on any of the IOS transactions. If a nominee cannot vote on a matter because it does not have discretionary voting authority, this is a "broker non-vote" on that matter. Broker non-votes are counted as shares present or represented at the IOS special meeting for purposes of determining whether a quorum exists.

The Proposed IOS Transactions

        The purpose of the IOS special meeting is to consider and vote on the IOS transactions that require stockholder approval. The proposed IOS transactions consist of:

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  amendments to the certificate of incorporation and by-laws of IOS,

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  proposed bonus payments to be made to each of Robert L. Norton and Michael J. Soenen, and

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  the adoption of a new equity incentive plan.

        Each of the IOS transactions is conditioned upon consummation of the merger and, other than amending the by-laws, requires IOS stockholder approval. None of the IOS transactions is conditioned upon approval or adoption of any of the other IOS transactions. The merger is effectively conditioned upon the approval of the amendments to the certificate of incorporation and by-laws of IOS. Each of these proposals is set forth below in greater detail. You are being asked to vote on each of the IOS transactions separately and may vote in favor of any or all of these matters on an individual basis.

Amendment and Restatement of IOS's Certificate of Incorporation and By-laws

        If approved, IOS will file a restated certificate of incorporation, a copy of which is attached hereto as Annex D, with the Secretary of State of the State of Delaware. The restated certificate of incorporation will, among other things, change IOS's corporate name to "FTD, Inc.", increase the number of authorized shares of Class A and Class B common stock and include several provisions commonly found in certificates of incorporation of publicly-traded companies formed under the laws of the State of Delaware. The IOS board of directors will also amend and restate the IOS by-laws, which is attached hereto as Annex E.

        For a more detailed discussion on the proposed amendment and restatement of IOS's certificate of incorporation and by-laws, see "Description of Capital Stock of IOS" and "Comparison of Rights of Holders of FTD.COM Common Stock and IOS Class A common stock."

2002 Equity Incentive Plan

        On March 21, 2002, the board of directors of IOS adopted the IOS 2002 Long-Term Equity Incentive Plan, subject to stockholder approval. The equity incentive plan provides for grants of stock options, stock appreciation rights, restricted stock and performance awards. Directors, officers and other employees of IOS and its subsidiaries and persons who engage in services for IOS and its subsidiaries are eligible for grants under the plan. The purpose of the 2002 Equity Incentive Plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to the success of IOS and to enable it to attract, retain and reward the best available persons for positions of responsibility.

        A total of 1,250,000 shares of IOS Class A common stock, representing approximately 8.6% of IOS outstanding common stock on a fully diluted basis (upon completion of the merger), subject to stockholder approval, will be available for issuance under the 2002 Equity Incentive Plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure of IOS or the outstanding shares of common stock. In the event of any of these occurrences, IOS may make any adjustments it considers appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the 2002 Equity Incentive Plan or covered by grants previously made under the plan. The shares available for issuance under the 2002 Equity Incentive Plan may be, in whole or in part, authorized and unissued or held as treasury shares.

        The compensation committee of the IOS board of directors will administer the 2002 Equity Incentive Plan. The IOS board also has the authority to administer the plan and to take all actions that the compensation committee is otherwise authorized to take under the plan. IOS anticipates that in connection with the merger, it will grant options to purchase an aggregate of approximately            shares of its common stock to approximately            employees. All of these options will have an exercise price equal to the fair market value of the common stock on the date of grant and will be subject to            vesting over a            period.

        The following is a summary of the material terms of the 2002 Equity Incentive Plan, but does not include all of the provisions of the plan. For further information about the plan, we refer you to the 2002 Equity Incentive Plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part and which is included in this joint proxy statement/prospectus as Annex F.

  Terms of the 2002 Equity Incentive Plan

        Eligibility.    Directors, officers and employees of IOS and its subsidiaries, as well as other individuals performing significant services for IOS and its subsidiaries, or to whom it has extended an offer of employment, will be eligible to receive grants under the 2002 Equity Incentive Plan. However, only employees may receive grants of incentive stock options. In each case, the compensation committee will select the actual grantees. As of                , 2002, there were approximately     employees expected to be eligible to participate in the 2002 Equity Incentive Plan.

        Stock Options.    Under the 2002 Equity Incentive Plan, the compensation committee or the board may award grants of incentive stock options conforming to the provisions of Section 422 of the Code, and other, non-qualified stock options. The compensation committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 50% of the total number of shares authorized under the plan, and it may not award incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000, determined at the time of grant.

        The compensation committee will determine the exercise price of any option in its discretion. However, the exercise price of an incentive option may not be less than 100% of the fair market value of a share of common stock on the date of grant, and the exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of IOS's voting power may not be less than 110% of such fair market value on such date.

        Unless the compensation committee determines otherwise, the exercise price of any option may be paid in any of the following ways:

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  in cash,

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  by delivery of shares of common stock with a fair market value equal to the exercise price,

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  by simultaneous sale through a broker of shares of common stock acquired upon exercise and/or

  •
  by having IOS withhold shares of common stock otherwise issuable upon exercise.

        If a participant elects to deliver or withhold shares of common stock in payment of any part of an option's exercise price, the compensation committee may in its discretion grant the participant a "reload option." The reload option entitles its holder to purchase a number of shares of common stock equal to the number so delivered or withheld. The reload option may also include, if the compensation committee chooses, the right to purchase a number of shares of common stock equal to the number delivered or withheld in satisfaction of any of IOS's tax withholding requirements in connection with the exercise of the original option. The terms of each reload option will be the same as those of the original exercised option, except that the grant date will be the date of exercise of the original option, and the exercise price will be the fair market value of the common stock on the date of exercise.

        The compensation committee will determine the term of each option in its discretion. However, no term may exceed 10 years from the date of grant or, in the case of an incentive option granted to a person who owns stock constituting more than 10% of the voting power of IOS, five years from the date of grant. In addition, all options under the 2002 Equity Incentive Plan, whether or not then exercisable, generally cease vesting when a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, IOS or its subsidiaries. Options generally expire 30 days after the date of cessation of service, so long as the grantee does not compete with IOS during the 30-day period.

        There are, however, exceptions depending upon the circumstances of cessation. In the case of a grantee's death or disability, the vested options shall remain exercisable for up to 180 days after the date of death or disability while his or her unvested options shall be forfeited. In the event of retirement, a grantee's vested options will remain exercisable for up to 90 days after the date of retirement, while his or her unvested options shall be forfeited. Prior to a change in control of IOS, upon termination for cause, all options will terminate immediately. If there is a change in control of IOS and a grantee is terminated from service with IOS and its subsidiaries within one year thereafter, all options will become fully vested and exercisable and remain so for up to 90 days after the date of termination. Notwithstanding the foregoing, if there is a change in control of IOS, any options granted to the persons serving immediately prior to such change in control as the Chief Executive Officer or Chief Financial Officer of IOS or the Chief Executive Officer of FTD.COM shall become fully vested and exercisable upon the effectiveness of such change in control and shall remain so for up to 90 days after the effective date of such change in control. In addition, the compensation committee has the authority to grant options that will become fully vested and exercisable automatically upon a change in control of IOS, whether or not the grantee is subsequently terminated and regardless of the grantee's position.

        Prior to a change of control, in connection with the termination for cause of a participant, IOS may repurchase all or any portion of the shares issued upon the exercise of an option or stock appreciation right that are held by such terminated participant on the date of his or her receipt of notice of termination, provided that IOS may not repurchase any such shares until six months have passed from the date of issuance of any such shares. The repurchase price for any such shares repurchased by IOS shall be the lower of fair market value or the terminated participant's cost thereof.

        Stock Appreciation Rights.    The compensation committee may grant stock appreciation rights, or SARs, alone or in tandem with stock options, subject to the terms and conditions it determines under the 2002 Equity Incentive Plan. SARs granted in tandem with options become exercisable only when, to the extent and on the conditions that the related options are exercisable, and they expire at the same time the related options expire. The exercise of an option results in the immediate forfeiture of any related SAR to the extent the option is exercised, and the exercise of a SAR results in the immediate forfeiture of any related option to the extent the SAR is exercised.

        Upon exercise of a SAR, the grantee will receive an amount in cash and/or shares of common stock or other IOS securities equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the SAR or, in the case of a SAR granted in tandem with options, of the option to which the SAR relates, multiplied by the number of shares as to which the SAR is exercised.

        Restricted Stock.    Under the 2002 Equity Incentive Plan, the compensation committee may award restricted stock subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. A grantee will be required to pay IOS at least the aggregate par value of any shares of restricted stock within ten days of the date of grant, unless the shares are treasury shares. If there is a change in control of IOS and a grantee is terminated from being a director, officer or employee of, or from performing other services for, IOS and its subsidiaries within one year after such change in control, all of the restrictions on the restricted stock granted to such grantee shall lapse upon such termination. Notwithstanding the foregoing, if there is a change in control of IOS, all of the restrictions on any restricted stock granted to the persons serving immediately prior to such change in control as the Chief Executive Officer or Chief Financial Officer of IOS or the Chief Executive Officer of FTD.COM shall lapse upon such change in control. Except as otherwise provided in the two immediately preceding sentences or except as provided by the compensation committee, at such time as a participant ceases to be, or in the event a participant does not become, a director, officer or employee of, or otherwise performing services for, IOS or its subsidiaries for any reason, all restricted stock granted to such participant on which the restrictions have not lapsed shall be immediately forfeited to IOS. Prior to a change of control, in connection with the termination for cause of a participant, IOS may repurchase all or any portion of the shares of restricted stock granted to such participant that are held by such terminated participant on the date of his or her receipt of notice of termination and on which the restrictions have lapsed, provided that IOS may not repurchase any such shares until six months have passed from the date of issuance of any such shares. The repurchase price for any such shares repurchased by IOS shall be the lower of fair market value or the terminated participant's cost thereof.

        Performance Awards.    Under the 2002 Equity Incentive Plan, the compensation committee may grant performance awards contingent upon achievement by the grantee, IOS and/or its subsidiaries or divisions of set goals and objectives regarding specified performance criteria, such as return on equity, over a specified performance cycle, as designated by the compensation committee. Performance awards may include specific dollar-value target awards, performance units, the value of which is established by the compensation committee at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. The compensation committee may impose restrictions on awards. A performance award may be paid out in cash and/or shares of common stock or other IOS securities.

        Unless the compensation committee determines otherwise, if a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, IOS and its subsidiaries prior to completion of a performance cycle, due to death, disability or approved retirement, the grantee will receive the portion of the performance award payable to him or her based on achievement of the applicable performance criteria over the elapsed portion of the performance cycle. If termination of employment or service occurs for any other reason prior to completion of a performance cycle, the grantee will become ineligible to receive any portion of a performance award. The compensation committee may, in its discretion, make any shares of common stock issued in connection with a performance award subject to repurchase by IOS in connection with the termination for cause of such participant prior to a change in control of IOS.

        Vesting, Withholding Taxes and Transferability of All Awards.    The terms and conditions of each award made under the 2002 Equity Incentive Plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee. Except in limited circumstances, no award under the 2002 Equity Incentive Plan may vest and become exercisable within six months of the date of grant, unless the compensation committee determines otherwise.

        Unless the compensation committee determines otherwise, a participant may elect to deliver shares of common stock, or to have IOS withhold shares of common stock otherwise issuable upon exercise of an option or a SAR or upon granting or vesting of restricted stock, in order to satisfy IOS's withholding obligations in connection with any such exercise, grant or vesting.

        Unless the compensation committee determines otherwise, no award made under the 2002 Equity Incentive Plan will be transferable other than by will or the laws of descent and distribution, and each award may be exercised only by the grantee or his or her executor, administrator, guardian or legal representative.

        Amendment and Termination of the 2002 Equity Incentive Plan.    The board of directors may amend or terminate the 2002 Equity Incentive Plan in its discretion, except that no amendment will become effective without prior approval of IOS's stockholders if such approval is necessary for continued compliance with the performance-based compensation exception of Section 162(m) of the Code or any Nasdaq or stock exchange listing requirements. Furthermore, any termination may not materially and adversely affect any outstanding rights or obligations under the 2002 Equity Incentive Plan without the affected participant's consent. If not previously terminated by the board, the 2002 Equity Incentive Plan will terminate on the tenth anniversary of the effective date of the merger.

  Disclosure of Material Terms of Performance-Based Equity Incentive Award Grants

        Section 162(m) of the Code limits the deductions a publicly-held company can claim for compensation in excess of $1 million in a given year paid to certain executive officers. These executive officers are generally those individuals who are specified as "named executive officers" in the summary compensation tables contained in stockholder proxy statements. "Performance-based" compensation that meets certain requirements, including stockholder approval, is not counted against the $1 million deductibility cap.

        In general, compensation qualifies as "performance-based" under Section 162(m) of the Code if (1) it is conditioned on the achievement of one or more pre-established, objective performance goals, (2) such goal or goals are established by a committee of the board of directors consisting solely of 2 or more outside directors, and (3) the material terms of the performance goals under which the compensation is payable are disclosed to, and subsequently approved by, the corporation's shareholders prior to payment. Accordingly, in order to enable IOS to make awards under the 2002 Equity Incentive

Plan that are eligible for the performance-based exception to Section 162(m) of the Code, the following disclosure is made:

  (1)
  The maximum number of shares for which stock options granted under the 2002 Equity Incentive Plan may be exercisable is                                .

  (2)
  Restricted stock and performance award grants under the 2002 Equity Incentive Plan that are intended to qualify as "performance-based" under Section 162(m) of the Code will be conditioned on performance goals that are based on one or more of the following business criteria:

    •
    Revenues

    •
    Earnings per share

    •
    Earnings before interest, taxes, depreciation and amortization (EBITDA)

    •
    Net income

    •
    Return on equity

    •
    Return on invested capital

    •
    Return on net assets

  (3)
  With respect to restricted stock awards granted under the 2002 Equity Incentive Plan that are intended to qualify as "performance-based" under Section 162(m) of the Code, the maximum number of shares for which restrictions may lapse in any fiscal year is                                .

  (4)
  With respect to restricted stock awards granted under the 2002 Equity Incentive Plan that are intended to qualify as "performance-based" under Section 162(m) of the Code, the maximum number of shares that may be received by a participant in any fiscal year is                                and the maximum cash payment that may be received by a participant in any fiscal year is $                                .

Bonus Payments to Messrs. Norton and Soenen

        On December 20, 2001, the IOS board of directors formed a Special Subcommittee of the Compensation Committee. The Special Subcommittee is composed of Randall Borkenstein and William J. Vernon, two "outside directors," as such term is defined in Section 1.162-27(e)(3) of the U.S. Treasury Regulations, and is responsible for establishing performance goals for compensation awards that are intended to satisfy the performance-based compensation requirements of Section 162(m)(4)(C) of the Code. In addition, the Special Subcommittee is responsible for certifying that these performance goals and other material terms of the applicable compensation awards have been satisfied.

        On that date, the Special Subcommittee approved, and the boards of directors of IOS and FTD affirmed, contingent one-time bonus payments for each of Robert L. Norton, the Chairman, President and Chief Executive Officer of IOS, and Michael J. Soenen, the President and Chief Executive Officer of FTD.COM. Under the terms of this contingent award, in the event that the terms of the merger have been approved by the FTD.COM special committee, the merger is consummated on or prior to June 30, 2002 and the payments are approved by the stockholders of IOS, Messrs. Norton and Soenen would be entitled to one-time payments of $5,321,174 and $3,237,467, respectively. These contingent one-time payments were awarded to provide Messrs. Norton and Soenen with incentives to expedite the merger, and thereby enable IOS and FTD.COM to begin realizing the anticipated benefits of the merger as quickly as possible. IOS believes these one-time payments, if earned, would qualify as "performance-based" compensation under Section 162(m) of the Code, and therefore not count against the $1 million deductibility limitation, since such payments will only be made if a "preestablished, objective performance goal" (that is, approval of the merger terms by the FTD.COM special committee and consummation of the merger on or prior to June 30, 2002) is achieved.

Voting Requirements

        Under Delaware law, the affirmative vote of a majority of the voting power of all outstanding shares of IOS common stock, including the affirmative vote of a majority of the Class B common stock voting separately as a class, is required to amend the certificate of incorporation of IOS. Stockholders owning approximately 85.7% of the outstanding IOS Class A common stock and 50.9% of the outstanding Class B common stock that are affiliated with some of IOS's directors have entered into a stockholders support agreement requiring them to vote in favor of the amendments to IOS's certificate of incorporation. Approval of the one-time bonus payments and approval of the new equity incentive plan require the affirmative vote of a majority of the shares of Class A common stock present or entitled to vote at the stockholders meeting. The stockholders support agreement does not require any stockholders to vote in favor of either of these proposals. You will be asked to vote on each of these matters separately and may vote in favor of any or all of these matters on an individual basis. You may also abstain from voting with respect to any or all of the IOS transactions. For purposes of the vote required under Delaware law, a failure to vote, a vote to abstain and a broker non-vote will each have the same legal effect as a vote against adoption of the IOS transactions.

Voting and Revocation of Proxies

        You may revoke your proxy at any time before it is exercised by one of the following means:

  •
  sending the secretary of IOS a notice revoking it,

  •
  submitting a duly executed proxy with a later date, or

  •
  voting in person at the IOS special meeting.

        All shares represented by each properly-executed and not revoked proxy received by the secretary of IOS prior to the IOS special meeting will be voted in accordance with the instructions given on the proxy. If no instructions are indicated, the proxy will be voted "FOR" adoption of each of the IOS transactions.

        The board is not aware of any other matters to be voted on at the IOS special meeting. If any other matters properly come before the IOS special meeting, including a motion to adjourn the IOS special meeting in order to solicit additional proxies, the persons named on the proxy card will vote the shares represented by all properly-executed proxies on those matters in their discretion, except that shares represented by proxies that have been voted "AGAINST" adoption of the IOS transactions will not be used to vote "FOR" adjournment of the IOS special meeting to allow additional time to solicit additional votes "FOR" the IOS transactions.

Effective Time

        If approved, the IOS transactions, each of which is conditioned upon consummation of the merger, will be effective as soon as practicable after consummation of the merger.

        The board of directors of IOS unanimously recommends that holders of IOS Class A common stock (and Class B common stock with respect of IOS's certificate of incorporation) vote "FOR" approval of:

  •
  amendments to the certificate of incorporation of IOS,

  •
  proposed bonus payments to be made to each of Robert L. Norton and Michael J. Soenen, and

  •
  the adoption of the new equity incentive plan.

        It is a condition to the consummation of each of the above IOS transactions that the merger occur. None of the IOS transactions described above, however, is conditioned upon approval or adoption of any of the other IOS transactions.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

        The following is a discussion of the material U.S. federal income tax consequences of the merger and the anticipated stock dividend to the holders of FTD.COM common stock and to IOS, FTD, Aroma Acquisition Corp. and FTD.COM, and is based on the opinion of Kirkland & Ellis, counsel to IOS, FTD and FTD.COM. The opinions are based upon current provisions of the Code, existing U.S. Treasury Regulations promulgated thereunder and current administrative rulings and court decisions, all of which are subject to change. No attempt has been made to comment on all federal income tax consequences of the merger and the anticipated stock dividend that may be relevant to particular holders, including holders subject to U.S. special tax rules, for example, dealers in securities, pass-through entities, foreign persons, mutual funds, insurance companies, tax-exempt entities, holders who do not hold their shares as capital assets and holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation. HOLDERS OF FTD.COM COMMON STOCK ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND THE ANTICIPATED STOCK DIVIDEND IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES AND THE CONSEQUENCES UNDER APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

        IOS, FTD and FTD.COM have received from their counsel, Kirkland & Ellis, an opinion to the effect that:

  •
  the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code,

  •
  each of IOS, FTD and FTD.COM will be a party to the reorganization within the meaning of Section 368(b) of the Code, and

  •
  the anticipated stock dividend will be a nontaxable distribution described in Section 305(a) of the Code.

        In rendering their opinion, Kirkland & Ellis has relied upon representations made by IOS, FTD, Aroma Acquisition Corp. and FTD.COM.

        Assuming the merger is treated as a reorganization within the meaning of Section 368(a) of the Code, no gain or loss will be recognized for U.S. federal income tax purposes by IOS, FTD, Aroma Acquisition Corp. and FTD.COM as a result of the merger. A holder of FTD.COM common stock will not recognize gain or loss on the exchange of shares of FTD.COM common stock for IOS Class A common stock pursuant to the merger and similarly, assuming the anticipated stock dividend is treated as a nontaxable distribution described in Section 305(a) of the Code, a holder of IOS Class A common stock (including former FTD.COM stockholders receiving such stock in the merger) will not recognize any income, gain, deduction or loss as a result of the stock dividend.

        The aggregate tax basis of the IOS Class A common stock received by a holder of FTD.COM common stock in the merger will be the same as the aggregate tax basis of the FTD.COM common stock surrendered therefor, and upon the receipt of any additional shares as a result of the anticipated stock dividend, such aggregate tax basis (reduced by any tax basis attributable to fractional shares for which cash is paid pursuant to the merger) will be apportioned among the additional shares and the whole shares of IOS Class A common stock received in the merger in proportion to their relative fair market values. The holding period of the IOS Class A common stock received in the merger will include the holding period of the FTD.COM common stock surrendered therefor, provided that the shares of FTD.COM common stock are held as capital assets at the effective time. The holding period of any additional shares of IOS Class A common stock received as a result of the anticipated stock dividend will include the holding period of the IOS Class A common stock received in the merger, as determined in accordance with the preceding sentence.

        Cash received by a holder of FTD.COM common stock in lieu of a fractional share of IOS Class A common stock will be treated as received in exchange for such fractional share interest, and gain or loss will be recognized for U.S. federal income tax purposes, measured by the difference between the amount of cash received and the portion of the basis of the FTD.COM common stock allocable to the fractional share interest. The gain or loss will be capital gain or loss provided that the shares of FTD.COM common stock were held as capital assets, and will be long term capital gain or loss if the FTD.COM common stock had been held for more than one year at the effective time.

        Under the Code, a holder of FTD.COM common stock may be subject, under certain circumstances, to backup withholding at a rate of 30% with respect to the amount of cash, if any, received in lieu of fractional share interests unless the holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

LEGAL MATTERS

        The validity of the shares of IOS common stock offered by this document will be passed upon for IOS by Kirkland & Ellis. Partners of Kirkland & Ellis are partners in Randolph Street Partners, which owns less than 0.1% of IOS's outstanding common stock. Kirkland & Ellis has, from time to time, represented, and may continue to represent, the controlling stockholders of IOS and some of their affiliates in connection with various legal matters.

EXPERTS

        The consolidated financial statements and schedule of IOS Brands Corporation and its subsidiaries as of June 30, 2001 and 2000, and for each of the years in the three-year period ended June 30, 2001, have been included in this joint proxy statement/prospectus in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of FTD.COM INC. as of June 30, 2001 and 2000, and for each of the years in the three-year period ended June 30, 2001, have been included in this joint proxy statement/prospectus in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of National Flora, Inc. as of August 31, 2001 and for the year then ended, have been included in this joint proxy statement/prospectus in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This document includes forward-looking statements which may constitute "forward-looking statements" within the meaning of various provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this document that address activities, events or developments that IOS, FTD or FTD.COM expects or anticipates will or may occur in the future, references to future success and other matters are forward-looking statements including statements preceded by, followed by or that include the words "believes," "expects," "intends," "anticipates," "plans," "seeks," "estimates" and similar words and expressions.

        These statements are based on certain assumptions and analyses made in light of IOS's, FTD's and/or FTD.COM's experience and perception of historical trends, current conditions and expected future developments as well as other factors the companies believe are appropriate in the circumstances. However, whether actual future results and developments will conform with the companies' expectations and predictions is subject to a number of risks and uncertainties, including the risks and uncertainties discussed in this document under the caption "Risk Factors" and other sections of this document and the documents incorporated by reference into this document. In particular, you should review IOS's and FTD.COM's SEC filings, including the cautionary language contained therein. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the forward-looking statements contained in this document. Other unknown and unpredictable factors also could be materially harmful to IOS's and FTD.COM's future results, including the ability to maintain an advertising presence, IOS's ability to adjust to changes in technology, customer preferences, enhanced competition and new competitors in the floral services industry, current exchange rate and interest rate fluctuations, collection of receivables and risks associated with general economic and business conditions, which may reduce or delay customers' purchases of IOS's products and services.

        Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments the companies' anticipate will be realized or, even if realized, that they will have the expected consequences to or effects on the companies and their respective subsidiaries or their business or operations. The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that IOS, FTD or FTD.COM or persons acting on their behalf may issue.

WHERE YOU CAN FIND MORE INFORMATION

        IOS and FTD.COM file annual, quarterly and special reports, proxy and information statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference room at 450 5th Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, the SEC maintains an Internet site that contains reports, proxy statements and other information regarding registrants that file electronically, including IOS and FTD.COM. The address of the SEC's Internet site is http://www.sec.gov.

        IOS has filed a registration statement on Form S-4 under the Securities Act of 1933, of which this document forms a part, to register the shares of IOS Class A common stock to be issued to stockholders whose shares of FTD.COM common stock are accepted for exchange pursuant to the merger. This document does not contain all the information set forth in the registration statement, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to IOS, shares of IOS common stock, FTD.COM and shares of FTD.COM common stock, reference is made to the registration statement and its exhibits. Statements contained in this document or in any document incorporated in this document by reference as to the contents of any contract or other document referred to within this document or other documents that are incorporated by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this document is qualified in its entirety by reference to the underlying documents.

        FTD.COM's Class A common stock is quoted on The Nasdaq National Market. Reports, proxy statements and other information concerning FTD.COM can be inspected at the offices of The Nasdaq National Market, 1735 K Street, NW, 2nd Floor, Washington, DC 20006.

ANNEX A

AGREEMENT AND PLAN OF MERGER
Dated as of March 3, 2002,
Among
IOS Brands Corporation,
Florists' Transworld Delivery, Inc.,
Aroma Acquisition Corp.,
And
FTD.COM INC.

i

ii

Exhibit A — Form of Stockholders Support Agreement
Exhibit B — Form of Certificate of Incorporation of Surviving Corporation
Exhibit C — Form of Restated Certificate of Incorporation of IOS
Exhibit D — Form of Governance Agreement
Exhibit E — Form of Registration Agreement

iii

        AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of March 3, 2002, among IOS Brands Corporation, a Delaware corporation ("IOS"), Florists' Transworld Delivery, Inc., a Michigan corporation and wholly-owned subsidiary of IOS ("Parent"), Aroma Acquisition Corp., a Delaware corporation ("Merger Sub"), and FTD.COM INC., a Delaware corporation (the "Company"). Merger Sub and the Company are hereinafter sometimes collectively referred to as the "Constituent Corporations."

        WHEREAS, the respective Boards of Directors of IOS, Parent, Merger Sub and the Company each have approved the merger (the "Merger") of Merger Sub with and into the Company, on the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of the Company's Class A Common Stock, par value $.01 per share ("Class A Common Stock"), and Class B Common Stock, par value $.01 per share ("Class B Common Stock" and, together with the Class A Common Stock, "Company Common Stock"), other than shares of Company Common Stock to be canceled in accordance with Section 2.01(b), shall be converted into the right to receive 0.26 of a share of IOS Class A Common Stock, par value $.01 per share ("IOS Class A Common Stock");

        WHEREAS, the Company has required, as a condition to its willingness to enter into this Agreement, that certain significant stockholders of IOS enter into a support agreement (the "Stockholders Support Agreement") with the Company, in the form attached hereto as Exhibit A, concurrently with the execution and delivery of this Agreement;

        WHEREAS, for United States federal income tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations promulgated thereunder; and

        WHEREAS, IOS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

        NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

THE MERGER

        Section 1.01    The Merger.    On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Merger Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.03). At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

        Section 1.02    Closing.    The closing (the "Closing") of the Merger shall take place at the offices of Kirkland & Ellis, 200 East Randolph Drive, Chicago, IL 60601 at 10:00 a.m. on the second business day following the satisfaction (or, to the extent permitted by Law (as defined in Section 3.04(a)), waiver by all parties) of the conditions set forth in Section 7.01, or, if on such day any condition set forth in Section 7.02 or 7.03 has not been satisfied (or, to the extent permitted by Law, waived by the party or parties entitled to the benefits thereof), as soon as practicable after all of the conditions set forth in Article VII have been satisfied (or, to the extent permitted by Law, waived by the parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed in writing between IOS and the Company. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."

        Section 1.03    Effective Time.    Prior to the Closing, IOS and the Company shall prepare, and on or prior to the Closing Date the Company shall file with the Secretary of State of the State of Delaware, the certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such other time as IOS and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the "Effective Time").

        Section 1.04    Effects.    From and after the Effective Time, the Surviving Corporation shall succeed to all assets, rights, privileges, power and franchises and be subject to all of the liabilities, restrictions, disabilities, and duties of the Constituent Corporations, all as provided under Section 259 of the DGCL.

        Section 1.05    Certificate of Incorporation and By-laws.

        (a)  The certificate of incorporation of the Surviving Corporation shall be amended at the Effective Time to read in the form of Exhibit B hereto, and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

        (b)  The by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein, by the certificate of incorporation of the Surviving Corporation or by applicable Law.

        (c)  The certificate of incorporation of IOS shall be amended at or prior to the Effective Time to read in the form of Exhibit C hereto, and, as so amended, such certificate of incorporation shall be the certificate of incorporation of IOS at the Effective Time until thereafter changed or amended as provided therein or by applicable Law.

        Section 1.06    Directors.    The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

        Section 1.07    Officers.    The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

        Section 1.08    Further Assurances. Each party hereto will, at or after the Effective Time, execute such further certificates, documents, instruments, deeds, bills of sale, assignments and assurances and take such further actions as may reasonably be requested by one or more of the others to consummate the Merger, to vest the Surviving Corporation with full title to all assets, properties, privileges, rights, approvals, immunities and franchises of either of the Constituent Corporations or to effect the other purposes of this Agreement.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS;
EXCHANGE OF CERTIFICATES

        Section 2.01    Effect on Capital Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of IOS, Parent, Merger Sub, the Company, or the holders of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

        (a)    Capital Stock of Merger Sub.    Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

        (b)    Cancellation of Treasury Stock and IOS and Parent Owned Stock.    Notwithstanding any other provision of this Agreement, each share of Company Common Stock that is owned by IOS, Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of IOS, together with each share owned by the Company or any wholly-owned subsidiary of the Company, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no cash, IOS capital stock or other consideration shall be delivered or deliverable in exchange therefor.

        (c)    Conversion of Company Common Stock.

  (i)
  Subject to Sections 2.02(f) and 2.05, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.01(b)) shall be converted into the right to receive 0.26 of a validly issued, fully paid and nonassessable share of IOS Class A Common Stock. The right to receive: (x) 0.26 of a share of IOS Class A Common Stock for each share of Company Common Stock (the "Exchange Ratio") upon the conversion of shares of Company Common Stock pursuant to this Section 2.01(c) and (y) any cash in lieu of fractional shares pursuant to Section 2.05 is referred to collectively as the "Merger Consideration."

  (ii)
  As of the Effective Time, all such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired, and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive Merger Consideration upon surrender of such certificate in accordance with Section 2.02, without interest, and the right to receive any dividends and other distributions in accordance with Section 2.02(c) .

        Section 2.02    Exchange of Certificates.

        (a)    Exchange Agent.    Prior to the Effective Time, IOS shall select a bank or trust company to act as paying agent (the "Exchange Agent") for the distribution of the Merger Consideration upon surrender of certificates representing Company Common Stock. At or prior to the Effective Time, IOS shall provide to the Exchange Agent certificates representing the shares of IOS Class A Common Stock necessary to pay for the shares of Company Common Stock converted into the right to receive IOS Class A Common Stock pursuant to Section 2.01(c) and sufficient cash as is required to make payments in lieu of any fractional shares pursuant to Section 2.05 (such shares of IOS Class A Common Stock and cash, together with any dividends or distributions with respect thereto as set forth in Section 2.02(b), being hereinafter collectively referred to as the "Exchange Fund").

        (b)    Exchange Procedure.    As soon as reasonably practicable after the Effective Time, and in any event no later than five business days thereafter, the Exchange Agent shall, and IOS shall use its reasonable efforts to cause the Exchange Agent to, mail to each holder of record of a certificate or certificates (the "Certificates") that immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.01,(i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as IOS may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of IOS Class A Common Stock into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.01,(y) a check representing the cash in lieu of any fractional share of

        IOS Class A Common Stock to which such holder is entitled pursuant to Section 2.05 and (z) any dividends and other distributions pursuant to Section 2.02(c), subject to any withholding tax, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of IOS that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a certificate evidencing the number of whole shares of IOS Class A Common Stock to which such holder is entitled pursuant to Section 2.01(c), cash in lieu of any fractional shares of IOS Class A Common Stock to which such holder is entitled pursuant to Section 2.05 and any dividends and other distributions to which such holder is entitled pursuant to Section 2.02(c).

        (c)    Distributions With Respect to Unexchanged Shares.    No dividends or other distributions declared or made on or after the Effective Time with respect to IOS Class A Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of IOS Class A Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.05 until the holder of record of such Certificate shall surrender such Certificate as provided in Section 2.02(b). Subject to the effect of applicable abandoned property, escheat or similar law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of IOS Class A Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of IOS Class A Common Stock to which such holder is entitled pursuant to Section 2.05 and the amount of dividends or other distributions with a record date on or after the Effective Time previously paid with respect to such whole shares of IOS Class A Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of IOS Class A Common Stock.

        (d)    No Further Ownership Rights in Company Common Stock; Closing of Company Transfer Books.    The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date on or prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time and which have been disclosed on the Company Disclosure Letter (as defined in the preamble to Article III). After the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

        (e)    Termination of Exchange Fund.    Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for one year after the Effective Time shall be delivered by the Exchange Agent to the Surviving Corporation, upon demand, and any holder of

Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of its claim for Merger Consideration and any dividends or other distributions with respect to IOS Class A Common Stock to which it is entitled.

        (f)    Adjustment of Exchange Ratio.    Subject to Section 5.01(b), in the event of any reclassification, recapitalization, stock split or stock dividend with respect to any Old IOS Common Stock (as defined in Section 4.04), any change, conversion or exchange of Old IOS Common Stock into other securities or any other dividend or distribution with respect to the Old IOS Common Stock prior to the Effective Time, appropriate and proportionate adjustments shall be made to the Exchange Ratio, and all references to the Exchange Ratio in this Agreement shall be deemed to be the Exchange Ratio as so adjusted.

        (g)    No Liability.    None of IOS, Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any cash or any dividends or other distributions from the Exchange Fund that are delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

        (h)    Withholding Rights.    Each of the Surviving Corporation and IOS shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or IOS, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding were made by the Surviving Corporation or IOS, as the case may be.

        (i)    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of IOS Class A Common Stock and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of IOS Class A Common Stock deliverable in respect thereof pursuant to this Agreement.

        Section 2.03    Stock Option Plans.

        (a)  At the Effective Time, each outstanding option to purchase shares of Company Common Stock (a "Company Stock Option") under the Company's 1999 Equity Incentive Plan (the "Company Option Plan"), whether vested or unvested, shall, without any further action on the part of any holder thereof, be converted into and deemed to constitute an option (the "Substitute Option") to acquire, on the same terms and conditions as were applicable under such Company Stock Option, the same number of shares of IOS Class A Common Stock under the IOS Stock Plan (as defined in Section 4.04) or any similar stock plan of IOS in effect at the Effective Time as the holder of such Company Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full (assuming such option was fully vested) immediately prior to the Effective Time (rounded downward to the nearest whole number), at a price per share (rounded upward to the nearest whole cent) equal to (i) the aggregate exercise price for the shares of Company Common Stock purchasable pursuant to such Company Stock Option immediately prior to the Effective Time divided by (ii) the number of full shares of IOS Class A Common Stock deemed purchasable pursuant to such Company Stock Option in accordance with the foregoing. The Merger shall not accelerate or otherwise affect the vesting of (or result in the cancellation of) any Company Stock Option.

        (b)  As soon as practicable after the Effective Time, IOS shall deliver to the participants in the Company Option Plan appropriate notice setting forth such participants' rights pursuant thereto and the grants pursuant to the Company Option Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.03 after giving effect to the Merger).

        (c)  IOS shall take all corporate action necessary to reserve for issuance a sufficient number of shares of IOS Class A Common Stock for delivery under the Company Option Plan assumed in accordance with this Section 2.03. As soon as practicable after the Effective Time, IOS shall file a registration statement on Form S-8 (or any successor or other appropriate forms), or another appropriate form with respect to the shares of IOS Class A Common Stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

        (d)  The Board of Directors of the Company shall, prior to or as of the Effective Time, take all necessary actions, pursuant to and in accordance with the terms of the Company Option Plan and the instruments evidencing the Company Stock Options, to provide for the conversion of the Company Stock Options into options to acquire IOS Class A Common Stock under the IOS Stock Plan or any similar stock plan of IOS in effect at the Effective Time in accordance with this Section 2.03, and that no consent of the holders of the Company Stock Options is required in connection with such conversion.

        (e)  The Board of Directors of the Company shall, prior to or as of the Effective Time, take appropriate action to approve the deemed cancellation of the Company Stock Options for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board of Directors of IOS shall, prior to or as of the Effective Time, take appropriate action to approve the deemed grant of options to purchase IOS Class A Common Stock under the Company Stock Options (as converted pursuant to this Section 2.03) for purposes of Section 16(b) of the Exchange Act.

        (f)    The Company shall terminate future issuances under the Company Option Plan as of or prior to the Effective Time.

        Section 2.04    Restricted or Performance Stock.    IOS and the Company shall take all actions necessary to provide that each share of restricted or performance stock granted under the Company Option Plan or otherwise shall be exchanged for or converted into 0.26 of a share of IOS Class A Common Stock (rounded downward to the nearest whole number), with restrictions and conditions equivalent to those applicable to such share of restricted or performance stock granted under the Company Option Plan or otherwise.

        Section 2.05    No Fractional Shares.    No fractional shares of IOS Class A Common Stock shall be issued in the Merger, no dividend or distribution with respect to IOS Class A Common Stock shall be payable on or with respect to any such fractional share interest, and such fractional interest shall not entitle the holder thereof to any rights as a stockholder of IOS. In lieu thereof, IOS shall pay to the Exchange Agent promptly after the Effective Time cash sufficient as to allow the Exchange Agent to pay to each owner of such fractional share interest an amount in cash equal to (a) the fraction of a share of IOS Class A Common Stock to which such owner would have been otherwise entitled Multiplied By (b) the average closing price of a share of IOS Class A Common Stock as reported on the Nasdaq National Market as reported in the New York City edition of the Wall Street Journal, or if not reported therein, another authoritative source, for the ten trading days immediately following the day on which the Effective Time occurs, without interest and net of any required withholding, subject to and in accordance with the terms of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to IOS, Parent and Merger Sub that the statements contained in this Article III are true and correct except as set forth herein and in the letter, dated as of the date of this Agreement, from the Company to IOS, Parent and Merger Sub (the "Company Disclosure Letter"). The Company Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III and elsewhere in this Agreement, as applicable, and the disclosure in any paragraph shall qualify other paragraphs only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs.

        Section 3.01    Organization, Standing and Power.

        (a)  The Company is a corporation duly organized and validly existing under the laws of Delaware and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (as defined below). The term "Company Material Adverse Effect" means an event, change, cause or effect which is materially adverse to the business, properties, assets, liabilities, condition (financial or otherwise), employee, customer or supplier relationships or results of operations of the Company, taken as a whole, or the ability of the Company to consummate the transactions contemplated by this Agreement, in each case except to the extent resulting from, arising out of or relating to (i) any change or event generally affecting or relating to the industry in which the Company operates, (ii) a change (after the date hereof) in any applicable Law or GAAP or any interpretation thereof or (iii) the execution or announcement of, or compliance with the terms of, this Agreement. The Company is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary, except where the failure to so qualify has not had or would not reasonably be expected to have a Company Material Adverse Effect.

        (b)  The Company has no subsidiaries and does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any person.

        Section 3.02    Capital Structure.

        (a)  As of the date hereof, the authorized capital stock of the Company consists solely of 250,000,000 shares of Class A Common Stock, 100,000,000 shares of Class B Common Stock and 5,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"). As of March 1, 2002, 8,206,743 shares of Class A Common Stock were issued and outstanding, 17,871 shares of Class A Common Stock were held in the treasury of the Company, and the only shares of Class A Common Stock reserved for issuance as of such date consisted of 2,445,000 shares which were reserved or held for issuance pursuant to the Company Option Plan, of which 260,000 shares are reserved for issuance upon the exercise of existing options to purchase shares of Class A Common Stock; 40,395,000 shares of Class B Common Stock were issued and outstanding and no shares of Class B Common Stock were held in treasury of the Company; and no shares of Preferred Stock were issued, outstanding or held in the treasury of the Company. The Company Disclosure Letter includes as of the date of this Agreement a list of all outstanding awards under the Company Option Plan or under any other plan, arrangement or program providing for the issuance or grant by the Company in any respect of the capital stock of the Company. Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding.

        (b)  All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company's certificate of incorporation (the "Company Charter"), the Company's by-laws (the "Company By-Laws") or any Contract (as defined in Section 3.04(a)) to which the Company is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote ("Voting Company Debt").

        (c)  As of the date of this Agreement, except as set forth above, there are not any options, warrants, rights, convertible or exchangeable securities, phantom stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company is a party or by which it is bound (i) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible into or exercisable or exchangeable for any capital stock of or other equity interest in, the Company or any Voting Company Debt or (ii) obligating the Company to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking. There are not any outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company. The Company has not agreed to register any securities under the Securities Act (as defined in Section 3.05), or under any state securities law or granted registration rights with respect to any securities of the Company to any person.

        Section 3.03    Authority; Execution and Delivery; Enforceability.

        (a)  The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Stockholder Approval (as defined in Section 3.03(d)), to consummate the transactions contemplated hereby, including the Merger. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly authorized by all necessary corporate action on the part of the Company, subject to (i) receipt of the Company Stockholder Approval and (ii) the filing of the Certificate of Merger as required by the DGCL. The Company has duly executed and delivered this Agreement, and (assuming the valid authorization, execution and delivery of this Agreement by each of IOS, Parent and Merger Sub) this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors' rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

        (b)  The Board of Directors of the Company (the "Company Board"), based upon the unanimous recommendation of the Special Committee of the Company Board (the "Special Committee"), at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement and the transactions contemplated hereby, including the Merger, (ii) determining that the Merger is advisable and fair to and in the best interests of the Company and its stockholders, (iii) recommending that the Company's stockholders approve and adopt this Agreement and (iv) directing that this Agreement be submitted to the Company's stockholders for approval and adoption.

        (c)  Dresdner Kleinwort Wasserstein, the Special Committee's financial advisor, has rendered to the Special Committee its oral opinion, which shall be confirmed in writing no later than two business days from the date of this Agreement and shall be dated March 2, 2002, to the effect that, as of such date, the Merger Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger is fair, from a financial point of view, to such holders.

        (d)  The only vote of holders of any class or series of Company Common Stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger, is the approval and adoption of this Agreement by a majority of the votes entitled to be cast by holders of the outstanding Company Common Stock, voting together as a single class (the "Company Stockholder Approval").

        Section 3.04    No Conflicts; Consents.

        (a)  The execution and delivery by the Company of this Agreement do not, and the consummation by the Company of the transactions contemplated hereby, including the Merger, and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of payment, reimbursement, termination, cancellation, modification or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any pledge, lien, charge, mortgage, encumbrance, restriction or security interest of any kind or nature whatsoever (collectively, "Liens") upon any of the properties or assets of the Company under, any provision of (i) the Company Charter or the Company By-Laws, (ii) any contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (a "Contract") to which the Company is a party or by which any of its properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.04(b), any judgment, order or decree ("Judgment") or statute, law, ordinance, rule or regulation ("Law") existing on the date of this Agreement applicable to the Company or its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        (b)  Assuming the accuracy of the representations of IOS, Parent and Merger Sub contained in Section 4.05, no consent, approval, license, permit, order or authorization ("Consent") of, or registration, declaration or filing with, or permit from, any federal, state, local or foreign government or any court of competent jurisdiction, administrative or regulatory agency or commission or other governmental authority or instrumentality, domestic or foreign (each, a "Governmental Entity") is required to be obtained or made by or with respect to the Company in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger, other than (i) the filing with the Securities and Exchange Commission (the "SEC") of (A) a proxy statement, which proxy statement will form a part of the Form S-4 (as defined in Section 4.03(c)), to be delivered to holders of the Company Common Stock relating to the Company Stockholders Meeting (as defined in Section 6.02) in connection with their consideration of the Merger (as amended or supplemented from time to time, the "Company Proxy Statement"), and (B) such reports under Section 13 of the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby, including the Merger, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and, if applicable, appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iii) such filings as may be required in connection with the taxes described in Section 6.08, (iv) such filings as may be required under any applicable state takeover Law, (v) such filings as may be required under state securities or "blue sky" Laws and (vi) such other items (A) required solely by reason of the participation of Parent or IOS (as opposed to any third party) in the Merger or (B) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        Section 3.05    SEC Documents.    The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC since its inception (as such documents have been amended or supplemented, the "Company SEC Documents"). As of its respective date, each Company SEC Document complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as applicable, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and, at the respective time it was filed, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Company SEC Document has been revised or superseded by a later filed Company SEC Document, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles ("GAAP") (except, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of the Company as of the respective dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

        Section 3.06    Absence of Certain Changes or Events.    From the date of the most recent financial statements included in the Company SEC Documents filed with the SEC prior to the date of this Agreement, the Company has conducted its business only in the ordinary course, and there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

        Section 3.07    Absence of Undisclosed Liabilities.    Except as specifically disclosed in the most recent Company SEC Documents filed with the SEC prior to the date of this Agreement, and except for normal or recurring liabilities incurred since December 31, 2001 in the ordinary course of business consistent with past practices, the Company does not have any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements prepared in accordance with GAAP), and whether due or to become due, that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

        Section 3.08    Litigation.    There is no suit, action, arbitration or proceeding pending or, to the knowledge of the Company, threatened against the Company that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, nor is there any Judgment outstanding against the Company that has had or would reasonably be expected to have a Company Material Adverse Effect.

        Section 3.09    Information Supplied.    None of the information supplied or to be supplied by the Company for inclusion in the Form S-4 will, at the time IOS files the Form S-4 with the SEC, at any time the Form S-4 is amended or supplemented or at any time the relevant portions thereof are mailed to the Company Stockholders and stockholders of IOS, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        Section 3.10    Compliance with Applicable Laws.

        (a)  The Company holds all permits, licenses, franchises, variances, exemptions, orders and approvals of, and has made all required filings with, all Governmental Entities necessary for the lawful conduct of its business (the "Company Permits"), except for failures to hold such Company Permits that, individually or in the aggregate, have not had and would not reasonably be expected to have a

Company Material Adverse Effect. All such Company Permits are valid and in full force and effect and the Company is in compliance with the terms of the Company Permits, except such failures which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        (b)  The Company is in compliance with all applicable Judgments and Laws, including those relating to occupational health and safety and the environment, except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. This Section 3.10(b) does not relate to matters with respect to Taxes, which are the subject of Section 3.12.

        Section 3.11    Compliance with Agreements.    Neither the Company nor to the knowledge of the Company, any other party thereto is in breach or violation of, or in default in the performance or observance of any term or provision of, and no event has occurred which, with notice or lapse of time or both, would be reasonably expected to result in a default under, (i) the Company Charter or the Company By-Laws or (ii) any Contract to which the Company is a party or by which the Company or any of its assets or properties is bound, except in the case of clause (ii) for breaches, violations or defaults which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        Section 3.12    Taxes.

        (a)  The Company has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate, except to the extent any failure to file or any inaccuracies in any filed Tax Returns, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. All Taxes shown to be due on such Tax Returns have been timely paid or adequately reserved for, except to the extent that any failure to pay or reserve, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

        (b)  For purposes of this Agreement:

        "Taxes" includes all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a local, municipal, governmental, state, foreign, federal or other Governmental Entity, or in connection with any agreement with respect to Taxes, including all interest, penalties and additions imposed with respect to such amounts.

        "Tax Return" means all federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

        Section 3.13    Absence of Changes in Benefit Plans; ERISA Compliance.

        (a)  From the date of the most recent financial statements included in the Company SEC Documents filed with the SEC prior to the date of this Agreement, other than in the ordinary course of business, there has not been any adoption or amendment in any material respect by the Company of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of the Company (collectively, "Company Benefit Plans").

        (b)  The Company Disclosure Letter contains a list of (i) all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as "Company Pension Plans"), "employee welfare benefit plans" (as defined in Section 3(1) of ERISA) maintained by Parent or IOS and in which the Company participates (any such plans maintained by Parent or IOS and in which the Company participates (the "Participation Plans") and (ii) all other Company Benefit Plans maintained by the Company for the benefit of any employees, officers or directors of the Company. The Company represents and warrants that all Company Benefit Plans (other than any Participation Plans) have been maintained in compliance with all applicable laws (including the filing of all required reports), except to the extent that any failure to so comply, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

        (c)  To the knowledge of the Company, none of the Company, any officer of the Company or any of the Company Benefit Plans which is subject to ERISA, including the Company Pension Plans, any trusts created thereunder or any trustee or administrator thereof, has engaged in a "prohibited transaction" (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company or any officer of the Company to the tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or 502(1) of ERISA that would result in a Company Material Adverse Effect.

        Section 3.14    Environmental Matters.

        (a)  The Company is in compliance with all applicable Environmental Laws (as defined below), except where the failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has not received any written communication from any person or Governmental Entity that alleges that the Company is not in compliance with applicable Environmental Laws as set forth in the preceding sentence.

        (b)  The Company has obtained all permits and other governmental authorizations (collectively, the "Environmental Permits") necessary under applicable Environmental Laws for the construction of its facilities and the conduct of its operations, as of the date of this Agreement, as applicable, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and the Company is in compliance with all terms and conditions of the Environmental Permits, except where the failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        (c)  There is no Environmental Claim (as defined below) pending:

    (i)
    against the Company;

    (ii)
    to the knowledge of the Company, against any person or entity whose liability for any such Environmental Claim the Company may have retained or assumed either contractually or by operation of law; or

    (iii)
    to the knowledge of the Company, against any real or personal property or operations that the Company owns, leases or manages, in whole or in part;

in each case, except for such Environmental Claims that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        (d)  To the knowledge of the Company, there have not been any Releases (as defined below) of any Hazardous Material (as defined below) that would be reasonably likely to form the basis of any Environmental Claim against the Company, or against any person whose liability for any Environmental Claim the Company has retained or assumed by contract or by operation of law, in each case except for such Releases that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        (e)  In this Agreement:

        "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demand letters, directives, claims, liens, investigations or written notices alleging liability under or violation of any applicable Environmental Law by any person or entity (including any Governmental or Regulatory Authority) including claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release or threatened Release of any Hazardous Materials.

        "Environmental Laws" means all current federal, state and local laws, principles of common laws, rules and regulations relating to pollution or protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health as it relates to the environment, including laws and regulations relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the generation, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

        "Hazardous Materials" means any petroleum or petroleum products, radioactive materials, asbestos, polychlorinated biphenyls, and any other chemical, material, substance or waste, regulated under any applicable Environmental Law.

        "Release" means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal or leaching or migration into the environment.

        Section 3.15    Brokers.    No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

        Section 3.16    Opinion of Financial Advisor.    The Special Committee has received the opinion of Dresdner Kleinwort Wasserstein, dated March 2, 2002, to the effect that, as of such date, the Merger Consideration to be received by the holders of Company Common Stock is fair to such holders from a financial point of view, a signed copy of which opinion has been or will be delivered to IOS no later than two business days following the execution of this Agreement.

        Section 3.17    Tax Treatment.    The Company (a) has not taken any action or agreed to take any action or failed to take any action and (b) has no knowledge of any fact or circumstance that, in each case, would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF IOS, PARENT AND MERGER SUB

        IOS, Parent and Merger Sub, jointly and severally, represent and warrant to the Company that the statements contained in this ARTICLE IV are true and correct, except as set forth herein and in the letter dated as of the date of this Agreement from IOS and Parent to the Company (the "Purchaser Disclosure Letter"). The Purchaser Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV, and elsewhere in this Agreement, as applicable, and the disclosure in any paragraph shall qualify other paragraphs only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs.

        Section 4.01    Organization, Standing and Power.

        (a)  Each of IOS, Parent and Merger Sub is a corporation duly organized and validly existing under the laws of the jurisdiction of its incorporation and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect (as defined below). The term "Purchaser Material Adverse Effect"

means an event, change, cause or effect which is materially adverse to the business, properties, assets, liabilities, condition (financial or otherwise), employee, customer or supplier relationships or results of operations of IOS and its subsidiaries, taken as a whole, or the ability of IOS or Parent to consummate the transactions contemplated by this Agreement, in each case except to the extent resulting from, arising out of or relating to (i) any change or event generally affecting or relating to the industry in which IOS or Parent operates, (ii) a change (after the date hereof) in any applicable Law or GAAP or any interpretation thereof or (iii) the execution or announcement of, or compliance with the terms of, this Agreement. Each of IOS, Parent, Merger Sub and each Significant Purchaser Subsidiary is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary, except where the failure to so qualify has not had or would not reasonably be expected to have a Purchaser Material Adverse Effect. For purposes of this Agreement, "Significant Purchaser Subsidiary" means any subsidiary of IOS that constitutes a significant subsidiary within the meaning of Rule 1-02 of Regulation S-X of the SEC other than the Company. The Purchaser Disclosure Letter contains a list of each Significant Purchaser Subsidiary.

        (b)  The Purchaser Disclosure Letter lists (i) each subsidiary of IOS (including Parent) and each subsidiary of Parent other than the Company (each such subsidiary required to be listed, a "Purchaser Subsidiary") and its jurisdiction of organization, (ii) its authorized capital stock, (iii) the number of issued and outstanding shares of capital stock and (iv) the record owners of such shares. All the outstanding shares of capital stock of, or other ownership interests in, each Significant Purchaser Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are wholly-owned by (1) IOS, (2) a Purchaser Subsidiary or (3) IOS and a Purchaser Subsidiary, in each case, free and clear of all Liens.

        (c)  Except for (i) its interests in the Purchaser Subsidiaries and the Company, (ii) certain minority equity interests (with an aggregate fair market value of less than $50,000) in various companies and (iii) the subscribed interest by Parent in Merger Sub, IOS does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any person.

        Section 4.02    Merger Sub.

        (a)  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

        (b)  The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $.01 per share ("Merger Sub Stock"), none of which has been issued as of the date of this Agreement.

        (c)  Upon the Merger Sub Stock Issuance (as defined in Section 6.12(a)), each share of Merger Sub Stock will be validly issued, fully paid and nonassessable and will be owned by Parent free and clear of any Lien.

        Section 4.03    Authority; Execution and Delivery; Enforceability.

        (a)  Each of IOS, Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery by each of IOS, Parent and Merger Sub of this Agreement and the consummation by each of them of the transactions contemplated hereby, including the Merger, have been duly authorized by all necessary corporate action on the part of IOS, Parent and Merger Sub, subject to (i) the Merger Sub Stock Issuance, (ii) Parent's approval and adoption of this Agreement and the Merger in its capacity as the sole stockholder of Merger Sub and (iii) the approval of the IOS Charter Amendments (as defined in Section 4.03(c) below) by IOS's stockholders and the filing of the Certificate of Merger as required by the DGCL. Each of IOS, Parent and Merger Sub has duly executed and delivered this Agreement, and (assuming the valid authorization, execution and delivery of this Agreement by the Company) this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors' rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

        (b)  The Board of Directors of each of Parent and Merger Sub, by resolutions duly adopted and not subsequently rescinded, has approved this Agreement and the transactions contemplated hereby, including the Merger. The Board of Directors of Merger Sub, by resolutions duly adopted and not subsequently rescinded, has (i) determined that the Merger is advisable and fair to and in the best interests of Merger Sub and its stockholders and (ii) authorized the Merger Sub Stock Issuance.

        (c)  The Board of Directors of IOS, by resolutions duly adopted and not subsequently rescinded, has approved this Agreement and the transactions contemplated hereby, including (i) the Merger, (ii) the amendment and restatement of the IOS Charter (as defined in Section 4.04(b)) as contemplated by Section 1.05(c) (the "IOS Charter Amendments"), (iii) the preparation of a proxy statement, which proxy statement will form a part of the Form S-4, to be delivered to holders of IOS Common Stock (as defined in Section 4.04(b)) in connection with their consideration of, among other things, the IOS Charter Amendments (such proxy statement, as amended or supplemented from time to time, the "IOS Proxy Statement"), (iv) the filing by IOS of a registration statement on Form S-4 with the SEC under the Securities Act, which shall include (A) the Company Proxy Statement, (B) the IOS Proxy Statement, and (c) a prospectus for the purpose of registering the shares of IOS Class A Common Stock to be issued in connection with the Merger (the "Share Issuance") (such registration statement, as amended or supplemented from time to time, the "Form S-4") and (v) the Share Issuance.

        (d)  Other than with respect to the IOS Charter Amendments, no vote of the IOS stockholders is required by Law, the IOS Charter or IOS By-Laws (as defined in Section 4.04(B)) or, to IOS's knowledge, otherwise in order to adopt this Agreement and approve the transactions contemplated hereby.

        Section 4.04    Capitalization of IOS.

        (a)  As of the date hereof, the authorized capital stock of IOS consists solely of 30,000,000 shares of Class A Common Stock, par value $.01 per share (the "Old IOS Class A Common Stock"), 3,000,000 shares of Class B Common Stock, par value $.0005 per share (the "Old IOS Class B Common Stock" and, together with the Old IOS Class A Common Stock, the "Old IOS Common Stock") and 1,000,000 shares of Preferred Stock, par value $.01 per share ("Old IOS Preferred Stock"). As of March 1, 2002, 12,377,388 shares of Old IOS Class A Common Stock were issued and outstanding, 220,839 shares of Old IOS Class A Common Stock were held in the treasury of IOS, and the only shares of Old IOS Class A Common Stock reserved for issuance as of such date consisted of 1,121,350 shares which were reserved or held for issuance pursuant to IOS's 1994 Stock Award and Incentive Plan (the "IOS Stock Plan"), of which 612,100 shares are reserved for issuance upon the exercise of existing options to purchase shares of Old IOS Class A Common Stock; 2,198,750 shares of Old IOS Class B Common Stock were issued and outstanding and 801,250 shares were held in treasury of IOS; and no shares of Old IOS Preferred Stock were issued, outstanding or held in the treasury of IOS. The Purchaser Disclosure Letter includes as of the date of this Agreement a list of all outstanding awards under the IOS Stock Plan or under any other plan, arrangement or program providing for the issuance or grant by IOS of any respect of the capital stock of IOS. Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of IOS were issued, reserved for issuance or outstanding.

        (b)  All outstanding shares of Old IOS Common Stock are, and all such shares that may be issued prior to the IOS Charter Amendments will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, IOS's amended and restated certificate of incorporation (as may be amended and restated from time to time, the "IOS Charter"), IOS's by-laws (as may be amended and restated from time to time, the "IOS By-Laws") or any Contract to which IOS is a party or otherwise bound. After adoption of the IOS Charter Amendments by the requisite IOS stockholders and the filing of an amended and restated IOS Charter (which will include the IOS Charter Amendments) with the Delaware Secretary of State, all outstanding shares of IOS Class A Common Stock and Class B Common Stock, par value $.0005 per share ("IOS Class B Common Stock" and, together with the IOS Class A Common Stock, the "IOS Common Stock"), that have been or may be issued prior to the Effective Time (as Merger Consideration or otherwise) will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the IOS Charter, the IOS By-Laws or any Contract to which IOS is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of IOS having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Old IOS Common Stock may vote ("Voting IOS Debt").

        (c)  As of the date of this Agreement, except as set forth above, there are not any options, warrants, rights, convertible or exchangeable securities, phantom stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which IOS is a party or by which it is bound (i) obligating IOS or any Purchaser Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible into or exercisable or exchangeable for any capital stock of or other equity interest in, IOS or any Voting IOS Debt or (ii) obligating IOS or any Purchaser Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking. There are not any outstanding contractual obligations of IOS or any Purchaser Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of IOS or any of its subsidiaries, including the Company. IOS has not agreed to register any securities under the Securities Act, or under any state securities law or granted registration rights with respect to any securities of IOS to any person.

        Section 4.05    No Conflicts; Consents.

        (a)  The execution and delivery by each of IOS, Parent and Merger Sub of this Agreement do not, and the consummation by each of them of the transactions contemplated hereby, including the Merger, and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of payment (other than the Merger Consideration), reimbursement, termination, cancellation, modification or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of IOS or any Purchaser Subsidiary, under, any provision of (i) the IOS Charter, the IOS By-Laws or the charter or organizational documents of any of IOS's subsidiaries, including Parent, (ii) any Contract to which IOS or any of its subsidiaries, including Parent, is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law existing on the date hereof applicable to IOS or any of its subsidiaries, including Parent, or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

        (b)  No Consent of, or registration, declaration or filing with, or permit from any Governmental Entity is required to be obtained or made by or with respect to IOS or any Purchaser Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, including the Merger, other than (i) the filing with the SEC of (A) the Form S-4 and (B) such reports under Section 13 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, including the Merger, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and, if applicable, appropriate documents with the relevant authorities of other states in which the Company is qualified to transact business, (iii) such filings as may be required in connection with the taxes described in Section 6.08, (iv) such filings as may be required under any applicable state takeover Law, (v) such filings as may be required under state securities or "blue sky" Laws and (vi) such other items (A) required solely by reason of the participation of the Company (as opposed to any third party) in the Merger or (B) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

        Section 4.06    SEC Documents.    IOS has filed all reports, schedules, forms, statements and other documents required to be filed by IOS with the SEC since July 1, 1998 (as such documents have been amended or supplemented, the "IOS SEC Documents"). As of its respective date, each IOS SEC Document complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and the rules and regulations of the SEC promulgated thereunder applicable to such IOS SEC Document, and, at the respective time it was filed, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any IOS SEC Document has been revised or superseded by a later filed IOS SEC Document, none of the IOS SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of IOS included in the IOS SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of IOS as of the respective dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

        Section 4.07    Absence of Certain Changes or Events.    From the date of the most recent financial statements included in the IOS SEC Documents filed with the SEC prior to the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect (other than any Purchaser Material Adverse Effect that arises solely out of or is solely as a result of any event, change, effect or development solely with respect to the Company). From the date of the most recent financial statements included in the IOS SEC Documents filed with the SEC prior to the date of this Agreement, each of IOS and each Purchaser Subsidiary has conducted its business only in the ordinary course through the date of this Agreement.

        Section 4.08    Absence of Undisclosed Liabilities.    Except as specifically disclosed in the most recent IOS SEC Documents filed with the SEC prior to the date of this Agreement, and except for normal or recurring liabilities incurred since December 31, 2001 in the ordinary course of business consistent with past practices, neither IOS nor any Purchaser Subsidiary has any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements prepared in accordance with GAAP), and whether due or to become due, that individually or in the aggregate, would reasonably be expected to have a Purchaser Material Adverse Effect.

        Section 4.09    Litigation.    There is no suit, action or proceeding pending or, to the knowledge of IOS, threatened against IOS or any Purchaser Subsidiary that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect, nor is there any Judgment outstanding against IOS or any Purchaser Subsidiary or any of their affiliated entities that has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

        Section 4.10    Information Supplied.    None of the information supplied or to be supplied by IOS or Parent for inclusion in the Form S-4 will, at the time IOS files the Form S-4 with the SEC, at any time the Form S-4 is amended or supplemented or at any time the relevant portions thereof are mailed to the Company Stockholders and stockholders of IOS, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act, Exchange Act and the respective rules and regulations promulgated thereunder. No representation is made by IOS under this SECTION 4.10 with respect to statements made in the Form S-4 based on information supplied by the Company for inclusion therein or information incorporated by reference in the Form S-4 from documents filed by the Company with the SEC.

        Section 4.11    Compliance With Applicable Laws.

        (a)  IOS and the Purchaser Subsidiaries hold all permits, licenses, franchises, variances, exemptions, orders and approvals of, and have made all required filings with, all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Purchaser Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect. All such Purchaser Permits are valid and in full force and effect and IOS and the Purchaser Subsidiaries are in compliance with the terms of the Purchaser Permits, except such failures which, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

        (b)  IOS and the Purchaser Subsidiaries are in compliance with all applicable Judgments and Laws, including those relating to occupational health and safety and the environment, except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect. This Section 4.11(b) does not relate to matters with respect to Taxes, which are the subject of Section 4.15.

        Section 4.12    Compliance with Agreements.    None of IOS, any Purchaser Subsidiary, or to the knowledge of IOS, any other party thereto (other than the Company) is in breach or violation of, or in default in the performance or observance of any term or provision of, and no event has occurred which, with notice or lapse of time or both, would be reasonably expected to result in a default under, (i) the IOS Charter, the IOS By-Laws or the other comparable charter documents of any Purchaser Subsidiary or (ii) any Contract to which IOS or any Purchaser Subsidiary is a party or by which IOS or any Purchaser Subsidiary or any of their assets or properties is bound, except in the case of clause (ii) for breaches, violations or defaults which, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

        Section 4.13    Brokers.    No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of IOS or Parent.

        Section 4.14    Tax Treatment.    The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder. Neither IOS nor any Purchaser Subsidiary or, to the knowledge of IOS, any of its other affiliates (a) has taken any action, agreed to take any action or failed to take any action or (b) has knowledge of any fact or circumstance that, in each case, would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder.

        Section 4.15    Taxes.    IOS and each of the Purchaser Subsidiaries have timely filed, or have caused to be timely filed on their behalf, all Tax Returns required to be filed by them, and all such Tax Returns are true, complete and accurate, except to the extent any failure to file or any inaccuracies in any filed Tax Returns, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect. All Taxes shown to be due on such Tax Returns have been timely paid or adequately reserved for, except to the extent that any failure to pay or reserve, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

        Section 4.16    Absence of Changes in Benefit Plans; ERISA Compliance.

        (a)  Between the date of the most recent financial statements included in the IOS SEC Documents filed with the SEC prior to the date of this Agreement and the date of this Agreement, other than in the ordinary course of business, there has not been any adoption or amendment in any material respect by IOS or any Purchaser Subsidiary of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of IOS or any Purchaser Subsidiary (collectively, "Purchaser Benefit Plans").

        (b)  The Purchaser Disclosure Letter contains a list of all "employee pension benefit plans" (as defined in Section 3(2) of ERISA) (sometimes referred to herein as "Purchaser Pension Plans"), "employee welfare benefit plans" (as defined in Section 3(1) of ERISA) and all other Purchaser Benefit Plans maintained by IOS or any Purchaser Subsidiary for the benefit of any employees, officers or directors of IOS or any Purchaser Subsidiary. All Purchaser Benefit Plans have been maintained in compliance with all applicable laws (including the filing of all required reports), except to the extent that any failure to so comply, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

        (c)  All Purchaser Pension Plans have been the subject of determination letters from the Internal Revenue Service to the effect that such Purchaser Pension Plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the knowledge of IOS, has revocation been threatened.

        (d)  No Purchaser Pension Plan, other than any Purchaser Pension Plan that is a "multiemployer plan" within the meaning of Section 4001 (a) (3) of ERISA (a "Purchaser Multiemployer Pension Plan"), had, as of the respective last annual valuation date for each such Purchaser Pension Plan, an "unfunded benefit liability" (as such term is defined in Section 4001(a) (18) of ERISA), based on actuarial assumptions, that would result in a Purchaser Material Adverse Effect. None of IOS, any Purchaser Subsidiary, any officer of IOS or any Purchaser Subsidiary or any of the Purchaser Benefit Plans which are subject to ERISA, including the Purchaser Pension Plans, any trusts created thereunder or any trustee or administrator thereof, has engaged in a "prohibited transaction" (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject IOS, any Purchaser Subsidiary or any officer of IOS or any Purchaser Subsidiary to the tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or 502(1) of ERISA that would result in a Purchaser Material Adverse Effect.

        Section 4.17    Environmental Matters.

        (a)  IOS and each Purchaser Subsidiary are in compliance with all applicable Environmental Laws, except where the failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect. Neither IOS nor any Purchaser Subsidiary has received any written communication from any person or Governmental Entity that alleges that IOS or any Purchaser Subsidiary is not in compliance with applicable Environmental Laws as set forth in the preceding sentence.

        (b)  IOS and each Purchaser Subsidiary have obtained all permits and other governmental authorizations (collectively, the "Environmental Permits") necessary under applicable Environmental Laws for the construction of its facilities and the conduct of its operations, as of the date of this Agreement, as applicable, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and IOS and each Purchaser Subsidiary are in compliance with all terms and conditions of the Environmental Permits, except where the failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

        (c)  There is no Environmental Claim pending:

    (i)
    against IOS or any Purchaser Subsidiary;

    (ii)
    to the knowledge of IOS, against any person or entity whose liability for any such Environmental Claim IOS or any Purchaser Subsidiary may have retained or assumed either contractually or by operation of law; or

    (iii)
    to the knowledge of IOS, against any real or personal property or operations that IOS or any Purchaser Subsidiary owns, leases or manages, in whole or in part;

in each case, except for such Environmental Claims that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

        (d)  To the knowledge of IOS, there have not been any Releases of any Hazardous Material that would be reasonably likely to form the basis of any Environmental Claim against IOS or any Purchaser Subsidiary, or against any person whose liability for any Environmental Claim IOS or any Purchaser Subsidiary has retained or assumed by contract or by operation of laws, in each case except for such Releases that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

        Section 5.01    Conduct of Business.

        (a)  Conduct of Business by the Company. Except for matters set forth in the Company Disclosure Letter or otherwise contemplated by this Agreement, from the date of this Agreement to the Effective Time the Company shall, in all material respects, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter or otherwise contemplated by this Agreement, from the date of this Agreement to the Effective Time, the Company shall not do any of the following without the prior written consent of IOS or Parent:

    (i)
    (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    (ii)
    issue, deliver, sell or grant (A) any shares of its capital stock, (B) any Voting Company Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities or (D) any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock-based performance units, other than the issuance of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement and in accordance with their present terms;

    (iii)
    amend its certificate of incorporation, by-laws or other comparable charter or organizational documents, except for such amendments to its certificate of incorporation, by-laws and other comparable charter or organizational documents as are required by applicable Law or that do not have an adverse affect on the ability of the Company to consummate the Merger or to perform its obligations under this Agreement; or

    (iv)
    authorize any of, or commit or agree to take any of, the foregoing actions.

        (b)  Conduct of Business by IOS Pending the Merger. Except for matters set forth in the Purchaser Disclosure Letter or as otherwise expressly contemplated by this Agreement, between the date of this Agreement and the Effective Time, IOS shall not, and shall not permit any Purchaser Subsidiary, without the prior written consent of the Special Committee (which consent shall not be unreasonably withheld, conditioned or delayed), to:

    (i)
    (A) make any payments in excess of $1,000,000 (individually or in the aggregate) to any IOS stockholder who, as of the date of such payment, owns more than five percent of the then outstanding Old IOS Common Stock (other than as salary or bonuses to employees and executives of IOS, any Purchaser Subsidiary or the Company) or declare, set aside or pay (whether in cash, stock, property or otherwise) any dividends on, or make any other distributions in respect of, any of its capital stock, or otherwise make any distributions to its stockholders in their capacity as such (other than dividends and distributions by any direct or indirect wholly-owned subsidiary of IOS to its parent), (B) split, combine or reclassify any of its capital stock, or issue, sell or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of IOS or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities other than in the ordinary course of business or the acquisition of such shares or other securities from present and former employees or officers of IOS, a Purchaser Subsidiary or the Company;

    (ii)
    other than (A) in connection with actions permitted by clause (iii) below or (B) the issuance of shares of IOS Class A Common Stock upon the exercise of stock options outstanding on the date of this Agreement, (X) issue, deliver, grant, sell or award any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, except for the issuance of equity-based incentives consistent with past practice, or (Y) materially amend or otherwise materially modify the terms of any existing equity-

      based incentives, except for any such amendments or modifications that are consistent with past practice;

    (iii)
    acquire (for cash, stock or otherwise) by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, except for any such acquisitions that, individually or in the aggregate, have a purchase price (including assumed liabilities) that does not exceed $30,000,000;

    (iv)
    sell, lease (as lessor), transfer or otherwise dispose of any of IOS's or its subsidiaries' assets or properties, other than assets or properties (A) disposed of for fair value in the ordinary course of business consistent with past practice or (B) in an amount that, individually or in the aggregate, does not exceed $15,000,000;

    (v)
    create, incur or assume any indebtedness for borrowed money (except as permitted under (i) the Credit Agreement, dated September 27, 2001 (the "Credit Agreement"), by and among Parent, IOS, and certain subsidiaries of Parent who are parties thereto, the several financial institutions from time to time a party thereto, and Harris Trust and Savings Bank, as administrative agent thereunder, and (ii) any amendments, restatements, replacements or refinancings of the Credit Agreement from time to time but only to the extent that the aggregate amount of any such indebtedness for borrowed money pursuant to any such amendments, restatements, replacements or refinancings does not exceed the aggregate amount of indebtedness permitted under the Credit Agreement);

    (vi)
    alter through merger, liquidation, reorganization, restructuring or in any other fashion its corporate structure in a manner that would be materially adverse to the stockholders of the Company;

    (vii)
    materially amend any employment, consulting or management agreement with any current employee of IOS who is listed as one of the five highest compensated employees of IOS identified in Item 11 of IOS's most recent Annual Report on Form 10-K filed with the SEC prior to the date of this Agreement; or

    (viii)
    authorize any of, or commit or agree to take any of, the foregoing actions.

        (c)  Other Actions. The Company and IOS shall not, and IOS shall not permit any Purchaser Subsidiary to, take any action that would, or that would reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement that is qualified as to materiality becoming untrue, (ii) any of such representations and warranties that is not so qualified becoming untrue in any material respect or (iii) except as otherwise permitted by SECTION 5.02, any condition to the Merger set forth in Article VII not being satisfied.

  Section 5.02 No Solicitation.

        (a)  From the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with the provisions of Article VIII, the Company agrees (i) that it shall not, and it shall use its reasonable best efforts to cause its officers, directors (including, without limitation, the Special Committee), employees, investment bankers, attorneys and other advisors and representatives (collectively, the "Representatives") not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including any proposal or offer to its stockholders) with respect to a merger, consolidation or other business combination including the Company or any acquisition or similar transaction (including a tender or exchange offer) involving the purchase of (x) all or more than 15% in book value of the assets of the Company taken as a whole or (y) 15% or more of the outstanding shares of any class of Company Common Stock (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person or group relating to an Alternative Proposal (excluding the transactions contemplated by this Agreement), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; (ii) that it shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any of the foregoing, and it will take the necessary steps to inform such parties of its obligations under this Section 5.02; and (iii) that it shall notify IOS promptly (in any event within 48 hours) if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it or any of such persons or groups.

        (b)  Notwithstanding Section 5.02(a) above, nothing contained in this Section 5.02 shall prohibit the Special Committee, at any time prior to the receipt of the Company Stockholder Approval, from (i) furnishing information to any person or group (but only pursuant to a confidentiality agreement and standstill agreement in customary form, except for any such terms and conditions that the Special Committee, after consultation with outside counsel, determines in good faith are required for the Company Board to comply with its fiduciary duties imposed by law) or entering into discussions or negotiations with any person or group that makes an unsolicited bona fide Alternative Proposal, if, and only to the extent that, prior to receipt of the Company Stockholder Approval, (A) the Special Committee, after consultation with outside counsel, determines in good faith that such action is required for the Company Board to comply with its fiduciary duties to the Company's stockholders imposed by applicable Law, (B) the Special Committee has concluded in good faith, after consultation with its financial advisor, that (1) if such Alternative Proposal contains cash consideration, the person or group making such Alternative Proposal will have adequate sources of financing to consummate such Alternative Proposal, (2) such Alternative Proposal is reasonably capable of being consummated, taking into account all legal (disregarding the voting interests of Parent), financial and regulatory aspects of the Alternative Proposal and (3) such Alternative Proposal would reasonably be expected to lead to a transaction meeting the requirements of a Superior Company Proposal (as defined below), (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person or group, the Company provides written notice to IOS to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or group, which notice shall identify such person or group in reasonable detail, and provides to IOS either a copy of such written proposal or, if such Alternative Proposal is not in writing, a written summary of the material terms thereof, and (D) the Company keeps IOS informed of the status of any such discussions or negotiations, and promptly supplies IOS with any other information which is either in the possession of the Company or available to the Company relating in any way to any possible Alternative Proposal as IOS shall request (the delivery of information described in (C), or any subsequent delivery of material information pursuant to (D), are each referred to herein as a "Counter Offer Notice and Information"); and (ii) to the extent required, complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Alternative Proposal. Nothing in this Section 5.02 shall (x) permit the Company to terminate this Agreement (except as specifically provided in Article VIII), (y) permit the Company to enter into any agreement with respect to an Alternative Proposal for so long as this Agreement remains in effect (it being agreed that for so long as this Agreement remains in effect, the Company shall not enter into any agreement with any person or group that provides for, or in any way facilitates, an Alternative Proposal by such person or group (other than a confidentiality agreement under the circumstances described above)), or (z) affect any other obligation of the Company under this Agreement. "Superior Company Proposal" means an Alternative Proposal which the Special Committee has determined in its good faith judgment, after consultation with and considering the advice of a nationally recognized investment banking firm, that the consideration to be received, directly or indirectly, by stockholders of the Company in connection with such Alternative Proposal is superior, from a financial point of view, to the Merger Consideration.

        (c)  IOS shall have the opportunity in its sole discretion to increase or supplement the Merger Consideration as and to the extent it so elects (the "Additional Merger Consideration") by delivering written notice to the Company of the amount and type of Additional Merger Consideration at any time prior to 5:00 p.m. Central Time on the third calendar day following receipt by IOS of any Counter Offer Notice and Information. If IOS agrees to pay any Additional Merger Consideration as contemplated by this Agreement, then references to the Merger Consideration in this Agreement shall also include the Additional Merger Consideration as appropriate and the Company shall not enter into any Alternative Proposal unless the Special Committee determines that such Alternative Proposal (including as modified or changed as of the date of the respective Counter Offer Notice and Information) meets the requirements of Section 5.02(b)(i)(A) and (B) above, taking into account any Additional Merger Consideration IOS has agreed to pay.

ARTICLE VI

ADDITIONAL AGREEMENTS

  Section 6.01 Preparation of Form S-4.

        (a)  As soon as practicable following the date of this Agreement, the Company and IOS shall prepare and file with the SEC the Form S-4, in which the Company Proxy Statement and the IOS Proxy Statement shall be included, as well as a prospectus in connection with the registration under the Securities Act of the shares of IOS Class A Common Stock to be issued in connection with the Merger. Each of IOS and the Company shall use its reasonable best efforts to have the Form S-4 declared effective by the SEC under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective for as long as is necessary to consummate the Merger and the transactions contemplated thereby, and IOS shall take any or all action required under any applicable federal or state securities laws in connection with the issuance of IOS Class A Common Stock pursuant to the Merger. Each of IOS and the Company shall furnish all information concerning itself and the holders of its capital stock to the other as the other may reasonably request in connection with such actions and the preparation of the Form S-4.

        (b)  Each of IOS and the Company shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments, notices or requests for additional information, and advise the other party of any oral comments, notices or requests for additional information, from the SEC with respect to the Form S-4. IOS shall provide the Company with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 prior to filing such with the SEC and with a copy of all such filings made with the SEC. Notwithstanding any other provision of this Agreement to the contrary, no amendment or supplement to, or correspondence with the SEC or its staff with respect to, the Form S-4 shall be made by the Company or IOS without the approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed).

        (c)  As promptly as practicable after the Form S-4 shall have become effective, the Company and IOS shall mail the relevant portions thereof to their respective stockholders. IOS shall take any and all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) reasonably required to be taken under any applicable state securities or "blue sky" Laws in connection with the Share Issuance and delivery of Substitute Options in connection with the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock and/or Options as may be reasonably requested in connection with any such action. IOS shall advise the other parties hereto, promptly after it receives notice thereof, of (i) the time when the Form S-4 has become effective or any amendment thereof or supplement thereto has been filed, (ii) the issuance of any stop order, (iii) the suspension of the qualification of the shares of IOS Class A Common Stock to be issued in connection with the Merger for offering or sale in any jurisdiction or (iv) any request by the SEC for amendment of the Form S-4, receipt from the SEC of any comments thereon and responses thereto or any request by the SEC for additional information with respect thereto.

  Section 6.02 Company Stockholders Meeting.

        (a)  The Company shall, through the Company Board or the Special Committee, duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") for the purpose of obtaining the Company Stockholder Approval (as defined in Section 3.03(d)) as soon as reasonably practicable after the date hereof. The Company shall cause to be included and IOS shall include in the Form S-4 the recommendation of the Company Board and the Special Committee (in each case subject to its fiduciary duties under applicable Law) that the stockholders of the Company approve and adopt this Agreement and the transactions contemplated hereby, including the Merger, and the Company shall use its reasonable best efforts to obtain such approval and adoption. As provided in Section 251(c) of the DGCL, this Agreement shall be submitted to the Company's stockholders whether or not the Company Board at any time after the date of this Agreement withdraws or modifies its recommendation that the Company's stockholders approve and adopt this Agreement and finding that this approval and adoption is advisable.

        (b)  At the Company Stockholders Meeting (or at any adjournment thereof), any other meeting of the stockholders of the Company (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval of the Company's stockholders with respect to the Merger or this Agreement is sought, Parent shall (and IOS shall cause Parent) to vote (or cause to be voted) its shares of Company Common Stock in favor of the Merger, the approval and adoption of this Agreement and the approval of the terms hereof and each of the other transactions contemplated hereby. Each of IOS, Parent and Merger Sub hereby covenants and agrees not to intentionally interfere with, impede, delay, postpone or otherwise prevent the Company's attempts to convene and hold the Company Stockholders Meeting.

        (c)  Each of IOS, Parent and Merger Sub acknowledges that the Company Board has designated and authorized the Special Committee to take any and all actions deemed by the Special Committee necessary, proper or advisable in connection with the Special Committee's consideration and evaluation of the Merger, including calling the Company Stockholders Meeting.

        Section 6.03    Commercially Reasonable Efforts; Notification.

        (a)  Upon the terms and subject to the conditions set forth in this Agreement and until such time as this Agreement is terminated in accordance with its terms, each of the parties shall use all commercially reasonable efforts, subject to Section 6.04, to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary Consents from Governmental Entities and the making of all necessary registrations and filings with, and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties (other than any consents, approvals and waivers set forth in Section 3.04 of the Company Disclosure Letter and Section 4.05 of the Purchaser Disclosure Letter, which shall be governed by Section 6.04 of this Agreement), (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including the Merger, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (iv) the providing of other information and communications to such Governmental Entities or other third parties as the Governmental Entities or other third parties, as applicable, may reasonably request in connection therewith and (v) the execution and delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. In connection with and without limiting the foregoing, the Company and the Company Board shall (x) take all action necessary to ensure, if necessary, that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger or this Agreement and (y) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement, take all action necessary to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger. Nothing in this Agreement shall be deemed to require any party to waive any substantial rights or agree to any substantial limitation on its operations or to dispose of any significant asset or collection of assets. Notwithstanding the foregoing, the Company and its Representatives shall not be prohibited under this Section 6.03(a) from taking any action permitted by Section 5.02.

        (b)  The Company shall give prompt notice to IOS and Parent, and each of IOS, Parent or Merger Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, (iii) any notice or other communication from any person alleging that the Consent of such person is or may be required in connection with the transactions contemplated by this Agreement, and (iv) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company, on the one hand, or IOS, Parent or Merger Sub, on the other hand, which relate to the consummation of the transactions contemplated by this Agreement or which would have a Company Material Adverse Effect or Purchaser Material Adverse Effect, as applicable; provided, however, that no such notification shall be deemed to have modified, or to have cured a breach of, any representations, warranties, covenants or agreements of the parties hereunder or to have altered or waived the conditions to the obligations of the parties under this Agreement. The Company will use its commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance, as soon as practicable after it becomes known to the Company, that causes or will cause any covenant or agreement of the Company under this Agreement to be breached, that renders or will render untrue any representation or warranty of the Company contained in this Agreement or that would cause any condition contained in this Agreement not to be satisfied. IOS and Parent will each use its commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance, as soon as practicable after it becomes known to IOS or Parent, that causes or will cause any covenant or agreement of IOS, Parent and/or Merger Sub, as the case may be, under this Agreement to be breached, that renders or will render untrue any representation or warranty of IOS, Parent and/or Merger Sub contained in this Agreement or that would cause any condition contained in this Agreement not to be satisfied. Nothing in this Agreement shall be deemed to require any party to agree to any substantial limitation on its operations or to dispose of any significant asset or collection of assets.

        Section 6.04    Credit Agreement Approval.    Until such time as this Agreement is terminated in accordance with its terms, each of IOS, Parent and Merger Sub shall use its commercially reasonable efforts to obtain any requisite consent of its senior lenders under the Credit Agreement, dated September 27, 2001, by and among IOS, Parent and certain Purchaser Subsidiaries, the several financial institutions that are parties thereto and Harris Trust and Savings Bank, N.A., as administrative agent thereunder (the "Senior Lender Consent"), including, if necessary, agreeing to modify the terms and conditions thereof, with respect to this Agreement and the transactions contemplated hereby (including the Merger). Each of IOS, Parent and Merger Sub agrees to keep the Company informed of the status of the efforts and negotiations, if any, with respect to obtaining the Senior Lender Consent.

        Section 6.05    Directors' and Officers' Indemnification and Insurance.

        (a)  From and after the Effective Time, IOS shall, or shall cause the Surviving Corporation to, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of the Company (collectively, the "Indemnified Parties") against (i) all losses, claims, damages, costs and expenses (including reasonable attorneys' fees and expenses), liabilities, judgments and settlement amounts that are paid or incurred in connection with any claim, action, suit, proceeding or investigation (whether civil, criminal, administrative or investigative and whether asserted or claimed prior to, at or after the Effective Time) that is based on, or arises out of, the fact that such Indemnified Party is or was a director or officer or agent of the Company and relates to or arises out of any action or omission occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, (the "Indemnified Liabilities"), and (ii) all Indemnified Liabilities based on, or arising out of, or pertaining to this Agreement or any of the transactions contemplated hereby, in each case to the fullest extent a corporation is permitted under applicable Law to so indemnify; provided, however, that the Surviving Corporation shall not be liable for any settlement of any claim effected without its written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Without limiting the foregoing, in the event that any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising prior to, at or after the Effective Time), (w) IOS shall, or shall cause the Surviving Corporation to pay expenses as incurred in advance of the final disposition of any such claim, action, suit, proceeding or investigation to each Indemnified Party to the full extent permitted by applicable Law; provided, however, that the person to whom expenses are advanced provides any undertaking required by applicable Law to repay such advance if it is ultimately determined by a court of competent jurisdiction (after exhaustion of all avenues of appeal) that such person is not entitled to indemnification; (x) the Indemnified Parties shall retain counsel reasonably satisfactory to the Surviving Corporation; (y) IOS shall, or shall cause the Surviving Corporation to, pay all reasonable fees and expenses of such counsel for the Indemnified Parties (subject to the final sentence of this paragraph) promptly as statements thereof are received; and (z) IOS and the Surviving Corporation shall use all commercially reasonable efforts to assist in the defense of any such matter. Any Indemnified Party wishing to claim indemnification under this Section 6.05, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Surviving Corporation, but the failure so to notify the Surviving Corporation shall not relieve the Surviving Corporation from any liability which it may have under this paragraph except to the extent such failure materially prejudices the Surviving Corporation.

        (b)  Except to the extent required by Law, IOS and the Surviving Corporation shall not take any action so as to amend, modify, limit or repeal the provisions for indemnification or exculpation from liability of Indemnified Parties contained in the certificates or articles of incorporation or by-laws (or other comparable charter documents) of the Surviving Corporation and its subsidiaries in effect as of the Effective Time (which as of the Effective Time shall be no less favorable to such individuals than those maintained by the Company on the date hereof) in such a manner as would adversely affect the rights of any Indemnified Party thereunder in respect of their serving in such capacities prior to the Effective Time.

        (c)  For a period of six years after the Effective Time, IOS shall, or shall cause the Surviving Corporation to, maintain in effect policies of directors' and officers' liability insurance maintained by the Company as of the date hereof; provided, however, that IOS or the Surviving Corporation, as the case may be, may substitute therefor policies of at least the same coverage containing terms that are no less advantageous with respect to matters occurring prior to or at the Effective Time to the extent such liability insurance can be maintained annually at a cost to IOS or the Surviving Corporation, as applicable, not greater than 200% of the current annual premiums for such directors' and officers' liability insurance, which existing premium costs are set forth in the Company Disclosure Letter;

provided, further, that if such insurance cannot be so maintained or obtained at such cost, IOS shall, or shall cause the Surviving Corporation to, maintain or obtain as much of such insurance as can be so maintained or obtained at a cost equal to 200% of the current annual premiums of the Company for its directors' and officers' liability insurance.

        (d)  In the event that IOS, Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of IOS, Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.05.

        (e)  The provisions of this Section 6.05 shall survive the consummation of the Merger at the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and each party entitled to insurance coverage under Section 6.05(c), respectively, and his or her heirs and legal representatives, and shall be in addition to, and shall not impair, any other rights an Indemnified Party may have under the certificate of incorporation or by-laws of the Surviving Corporation or any of its subsidiaries, under the DGCL or otherwise.

        Section 6.06    Fees and Expenses.    Except as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the Merger, shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. Notwithstanding the foregoing, Parent hereby agrees to bear (and pay directly) any and all costs and expenses directly related to the printing, mailing and filing with the SEC of the Form S-4 (other than any fees and expenses of the Company's advisors (including any fees and expenses of the Company's legal advisors, financial advisors and accountants) for services rendered in connection therewith).

        Section 6.07    Public Announcements.    Prior to the Effective Time, IOS, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to this Agreement and the transactions contemplated hereby, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

        Section 6.08    Transfer Taxes.    All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) ("Transfer Taxes") incurred in connection with the Merger shall be paid by either Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and IOS in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

        Section 6.09    Tax Treatment.    From and after the date of this Agreement, each party hereto shall cooperate with each other party and use its reasonable best efforts (a) to cause the Merger to qualify, and shall not intentionally take any action or cause any action to be intentionally taken that could reasonably be expected to prevent the Merger from qualifying, as a tax-free reorganization within the meaning of the provisions of Section 368(a) of the Code (a "Reorganization"), and (b) to obtain the tax opinion of Kirkland & Ellis, counsel to IOS, Parent and Merger Sub, to satisfy the condition set forth in Section 7.03(d). Following the Effective Time, none of IOS, Parent or the Surviving Corporation shall intentionally take any action, or cause any action to be intentionally taken, that could reasonably be expected to cause the Merger to fail to qualify as a Reorganization.

        Section 6.10    Nasdaq Quotation.    IOS shall use reasonable best efforts to cause the shares of IOS Common Stock to be issued in connection with the Merger or otherwise pursuant to this Agreement, including the shares of IOS Class A Common Stock to be reserved for issuance upon exercise of the Company Stock Options that will be converted into options to acquire shares of IOS Class A Common Stock, to be approved for quotation on the Nasdaq National Market prior to the Effective Time.

        Section 6.11    Notice of Pre-Closing Changes in Accounting Methodology.    In the event that IOS elects to make any material change (except as required by GAAP) prior to the Effective Time in its accounting practices or policies applied in the preparation of the most recent consolidated financial statements of IOS included in the IOS SEC Documents filed with the SEC prior to the date of this Agreement, it shall provide, or cause IOS's accountants to provide, the Company with reasonable notice thereof.

  Section 6.12 Covenants Relating to Merger Sub.

        (a)  Prior to the Closing, Merger Sub shall issue 100% of the authorized Merger Sub Stock to Parent (the "Merger Sub Stock Issuance").

        (b)  As soon as practicable following the Merger Sub Stock Issuance, the Board of Directors of Merger Sub shall (i) recommend that Parent, in its capacity as the sole stockholder of Merger Sub, approve and adopt this Agreement and the transactions contemplated hereby, including the Merger, and (ii) submit this Agreement and the transactions contemplated hereby, including the Merger, to Parent, in its capacity as the sole stockholder of Merger Sub, for approval and adoption.

        (c)  As soon as practicable following the Merger Sub Stock Issuance, Parent, in its capacity as the sole stockholder of Merger Sub, shall (and IOS shall cause Parent to) execute a written consent in lieu of a special meeting of the sole stockholder approving and adopting this Agreement and the transactions contemplated hereby, including the Merger.

ARTICLE VII

CONDITIONS PRECEDENT

        Section 7.01    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

        (a)    Stockholder Approval.    The Company shall have obtained the Company Stockholder Approval.

        (b)    No Injunctions or Restraints.    No temporary judgment issued by any court of competent jurisdiction or other Governmental Entity or other Law preventing the consummation of the Merger shall be in effect; provided, however, that prior to asserting this condition, subject to Section 6.03, each of the parties shall have used all reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such judgment that may be entered.

        (c)    Form S-4.    The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC, no action, suit, proceeding or investigation by the SEC for that purpose shall have been initiated and be continuing or, to the knowledge of IOS, Parent or the Company, threatened by the SEC. All necessary approvals under state securities or "blue sky" Laws or the Securities Act or the Exchange Act relating to the issuance or trading of the shares of IOS Class A Common Stock shall have been received.

        Section 7.02    Conditions to Obligations of IOS, Parent and Merger Sub.    The obligations of IOS, Parent and Merger Sub to effect the Merger are further subject to the following conditions:

        (a)    Representations and Warranties.    The representations and warranties of the Company in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (other than any representation or warranty that expressly relates to an earlier date (in which case such representation and warranty shall be true and correct on and as of such earlier date)) except to the extent (i) any failure to be true and correct, individually or in the aggregate, has not had and would not be reasonably likely to have a Company Material Adverse Effect, (ii) expressly contemplated by this Agreement or (iii) IOS has knowledge on the date of this Agreement that such representations and warranties are not true and correct. Furthermore, IOS and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

        (b)    Performance of Obligations of the Company.    The Company shall have complied (i) with all of its obligations under clauses (i) through (iv) of Section 5.01(A), (ii) in all material respects with all of its obligations under Section 5.02, and (iii) with all of its other obligations under this Agreement, except, with respect to the obligations described in this clause (iii), for such obligations where the failure to perform such obligations, individually or in the aggregate, has not had and would not be reasonably likely to have a Company Material Adverse Effect, and IOS shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

        (c)    Consents.    All Consents from third parties that are required for the consummation of the Merger and the other transactions contemplated hereby or that are required in order to prevent a breach of or default under or a termination or modification of or any right of acceleration of any obligations under (i) any Contract specified in Section 3.04 of the Company Disclosure Letter and (ii) any material Contract to which the Company is a party or by which any of the Company's assets or properties is bound, except (other than with respect to any material Contract described in clause (i) of this subsection) where the failure to obtain such Consents, individually or in the aggregate, has not had and would not be reasonably likely to have a Purchaser Material Adverse Effect, shall have been obtained, all on terms satisfactory to IOS.

        Section 7.03    Condition to Obligation of the Company.    The obligation of the Company to effect the Merger is further subject to the following conditions (all or any of which may be waived in whole or in part by the Special Committee in its sole discretion):

        (a)    Representations and Warranties.    The representations and warranties of IOS, Parent and Merger Sub in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (other than any representation or warranty that expressly relates to an earlier date (in which case such representation and warranty shall be true and correct on and as of such earlier date)) except to the extent (i) any failure to be true and correct, individually or in the aggregate, has not had and would not be reasonably likely to have a Purchaser Material Adverse Effect or a material adverse effect upon the consummation of the transactions contemplated hereby, (ii) expressly contemplated by this Agreement or (iii) the Company has knowledge on the date of this Agreement that such representations and warranties are not true and correct. The Company shall have received a certificate on behalf of each of IOS, Parent and Merger Sub dated as of the Closing Date and executed, in the case of IOS and Parent, by any authorized officer of IOS and Parent, as applicable and, in the case of Merger Sub, by its President or any Vice President, to such effect.

        (b)    Performance of Obligations of IOS, Parent and Merger Sub.    IOS, Parent and Merger Sub shall have performed in all respects all obligations required to be performed by each of them under this Agreement at or prior to the Closing Date except for such obligations where the failure to perform such obligations, individually or in the aggregate, has not had and would not be reasonably likely to have a Purchaser Material Adverse Effect, and the Company shall have received a certificate on behalf of each of IOS, Parent and Merger Sub dated as of the Closing Date and executed, in the case of IOS and Parent, by any authorized officer of IOS and Parent, as applicable and, in the case of Merger Sub, by its President or any Vice President, to such effect.

        (c)    NASDAQ.    The shares of IOS Common Stock outstanding immediately prior to the Effective Time and to be issued in the Merger shall have been approved for quotation on the Nasdaq National Market.

        (d)    Opinion of Kirkland & Ellis.    The Company shall have received a written opinion of Kirkland & Ellis, counsel to IOS, Parent and Merger Sub, dated the Effective Time and addressed to the Company, in form and substance reasonably satisfactory to the Special Committee, to the effect that, assuming the accuracy of customary representations made by IOS, Parent and the Company, the Merger will be treated for U.S. federal income tax purposes as a Reorganization and that each of IOS, Parent and the Company will be a party to the reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon certain documentation, including representations of officers of IOS, Parent, Merger Sub and the Company.

        (e)    Registration Agreement and Governance Agreement.    The Governance Agreement substantially in the form attached hereto as Exhibit D and the Registration Agreement substantially in the form attached hereto as Exhibit E shall have been duly executed and delivered by the parties thereto, shall constitute the legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms, and shall continue to be in full force and effect.

        (f)    Merger Sub.    The actions required by Section 6.12 shall have been taken.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

        Section 8.01    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

          (a)  by mutual written consent of IOS, Parent, Merger Sub and the Special Committee;

          (b)  by either IOS, Parent or the Special Committee:

      (i)
      if the Merger is not consummated on or before August 31, 2002, provided, however, that the failure to consummate the Merger by such date shall not be the result of a breach of this Agreement by the party seeking to terminate this Agreement;

      (ii)
      if there has been a material breach of any representation, warranty, covenant or agreement on the part of the non-terminating party set forth in this Agreement, which breach is not curable or, if curable, has not been cured within the earlier of 30 days following receipt by the non-terminating party of notice of such breach from the terminating party or the date provided in clause (b)(i) above; or

      (iii)
      if any court of competent jurisdiction or other competent Governmental Entity shall have issued an order, decree or ruling making illegal or otherwise permanently restricting, preventing or prohibiting the Merger and such order shall have become final and nonappealable;

          (c)  by the Company if the Special Committee determines in good faith, based on the advice of outside counsel, that termination of this Agreement is required for the Company Board to comply with its fiduciary duties to the Company's stockholders imposed by applicable Law by reason of an unsolicited bona fide Alternative Proposal having been made, which Alternative Proposal meets the requirements of Sections 5.02(B)(I)(A) and (B) (taking into account any Additional Merger Consideration IOS has agreed to pay pursuant to Section 5.02(C)); provided, however, that the Company shall have complied with the provisions of Sections 5.02(B)(I)(C) and (D) and 5.02(C) and shall have notified IOS at least five business days prior to termination of its intention to terminate this Agreement or enter into a definitive agreement with respect to such

  Alternative Proposal, but in no event shall such notice be given less than 48 hours prior to the public announcement of the Company's intention or decision to terminate this Agreement; or

          (d)  by IOS or Parent if the Company Board (or the Special Committee thereof) shall have withdrawn or modified in a manner adverse to IOS and Parent its approval or recommendation of this Agreement or shall have recommended or taken no position with respect to an Alternative Proposal to the stockholders of the Company or shall resolve to take any of the foregoing actions.

        Section 8.02    Effect of Termination.    In the event of termination of this Agreement by either the Special Committee, on the one hand, or IOS and Parent, on the other hand, as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of IOS, Parent, Merger Sub or the Company, other than Section 3.15, Section 4.10, Section 6.06, Section 6.07, this Section 8.02 and Article IX, which provisions shall survive such termination, and except to the extent that such termination results from the breach by a party of any of its representations, warranties or covenants set forth in this Agreement.

        Section 8.03    Amendment.    This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties (and, in the case of the Company, by the Special Committee).

        Section 8.04    Extension; Waiver.    At any time prior to the Effective Time, the parties hereto, by action taken or authorized, in the case of IOS, Parent and Merger Sub, by their respective Boards of Directors, and, in the case of the Company, by the Special Committee, may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.03, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

        Section 8.05    Procedure For Termination, Amendment, Extension or Waiver.    A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of IOS, Parent or Merger Sub, action by its Board of Directors or the duly authorized designee of its Board of Directors and, in the case of the Company, action by the Special Committee.

ARTICLE IX

GENERAL PROVISIONS

        Section 9.01    Nonsurvival of Representations and Warranties.    None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for the agreements contained in Article I, Article II, Sections 6.05 and 6.06, the last sentence of Section 6.09, and this Article IX. This Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

        Section 9.02    Notices.    All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at address for a party as shall be specified by like such other notice):

          (a)  if to IOS, Parent or Merger Sub, to

    IOS Brands Corporation
    3113 Woodcreek Drive
    Downers Grove, IL 60515
    Attention: Robert L. Norton

    with a copy to:

    Kirkland & Ellis
    200 East Randolph Drive
    Chicago, IL 60601
    Attention: Bruce I. Ettelson
                      James S. Rowe

          (b)  if to the Company, to

    The Special Committee of the Board of Directors
    c/o FTD.COM INC.
    3113 Woodcreek Drive
    Downers Grove, IL 60515
    Attention: Michael J. Soenen

    with a copy to:

    Sidley Austin Brown & Wood, as counsel to the Special Committee
    Bank One Plaza
    10 South Dearborn Street
    Chicago, IL 60603
    Attention: Thomas A. Cole
                      Jon A. Ballis

        Section 9.03    Definitions.    For purposes of this Agreement:

        An "Affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

        "Knowledge" means, after review of this Agreement, the Company Disclosure Letter and the Purchaser Disclosure Letter, (i) with respect to IOS, Parent and Merger Sub, the actual knowledge of Robert L. Norton, Francis C. Piccirillo, Jon Burney and, as of the date of this Agreement, Randy L. Twyman and (ii) with respect to the Company, the actual knowledge of Michael J. Soenen.

        A "Person" means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

        A "Subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person. Unless the context requires otherwise, all references to a subsidiary or subsidiaries of IOS and all references to a subsidiary or subsidiaries of Parent shall, in each case, not include the Company.

        Section 9.04    Interpretation; Disclosure Letters.    When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule such reference shall be to an Article or a Section of, or an Exhibit or a Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

        Section 9.05    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the greatest extent possible.

        Section 9.06    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

        Section 9.07    Entire Agreement; No Third-Party Beneficiaries.    This Agreement, taken together with the Company Disclosure Letter, the Purchaser Disclosure Letter, the Stockholders Support Agreement and the other documents or instruments delivered pursuant hereto, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except for the provisions of Article II, Section 6.05, Section 6.06 and the last sentence of Section 6.09 (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons) are not intended to confer upon any person other than the parties hereto any rights or remedies.

        Section 9.08    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the substantive laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

        Section 9.09    Assignment.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to IOS, Parent or to any direct or indirect wholly-owned subsidiary of IOS or Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Any purported assignment without such consent shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

        Section 9.10    Enforcement.    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Illinois state court or any federal court located in the State of Illinois, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Illinois state court or any federal court located in the State of Illinois in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, including the Merger, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby, including the Merger, in any court other than any Illinois state court or any federal court sitting in the State of Illinois and (d) waives any and all right to trial by jury with respect to any action related to or arising out of this Agreement or the Merger.

        * * * * * * *

        IN WITNESS WHEREOF, IOS, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

IOS BRANDS CORPORATION
By:	/s/ FRANCIS C. PICCIRILLO Francis C. Piccirillo Name: Francis C. Piccirillo Title: Executive Vice President
FLORISTS' TRANSWORLD DELIVERY, INC.
By:	/s/ FRANCIS C. PICCIRILLO Francis C. Piccirillo Name: Francis C. Piccirillo Title: Executive Vice President
AROMA ACQUISITION CORP.
By:	/s/ FRANCIS C. PICCIRILLO Name: Francis C. Piccirillo Title: President
FTD.COM INC.
By:	/s/ MICHAEL J. SOENEN Name: Michael J. Soenen Title: Chief Executive Officer

        [SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX B

Dresdner Kleinwort Wasserstein, Inc. 1301 Avenue of the Americas New York, NY 10019
Telephone: (212) 969-2700 Telefax: (212) 969-7802

        March 2, 2002

Special Committee of the Board of Directors
FTD.COM, Inc.
3113 Woodcreek Drive
Downers Grove, IL 60515

Members of the Special Committee of the Board:

        You have asked us to advise you with respect to the fairness, from a financial point of view, to the stockholders of FTD.COM, Inc. (the "Company") other than IOS Brands Corporation ("IOS") and its affiliates (such stockholders other than IOS and its affiliates, the "Public Stockholders") of the Exchange Ratio (as defined below) provided for pursuant to the terms of the Agreement and Plan of Merger, to be dated as of March 3, 2002 (the "Merger Agreement"), among the Company, IOS, Florists' Transworld Delivery, Inc., a wholly-owned subsidiary of IOS ("Parent"), and Aroma Acquisition Corp. ("Merger Sub"). We note that Parent owns 100% of the Company's Class B common stock, par value $.01 per share ("Class B Common Stock"), or approximately 83% of the Company's common equity on an aggregate basis, the Company's executive officers and directors own approximately 20% of the Company's Class A common stock, par value $.01 per share ("Class A Common Stock", and together with the Class B Common Stock, the "Common Stock"), or approximately 4% of the Company's common equity on an aggregate basis, and the remaining stockholders of the Company own approximately 80% of the Class A Common Stock, or approximately 13% of the Company's common equity on an aggregate basis. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Accordingly, the Class A Common Stock accounts for 2% of the total voting power of the Common Stock and the Class B Common Stock accounts for 98% of the total voting power of the Common Stock.

        The Merger Agreement provides for, among other things, a merger of Merger Sub with and into the Company (the "Merger"), with the Company as the surviving corporation. In the Merger, each outstanding share of the Company's Class A Common Stock (other than any such shares held in the treasury of the Company or owned by IOS, Merger Sub or their respective direct or indirect wholly-owned subsidiaries) will be converted into 0.26 shares of Class A common stock, par value $.01 per share, of IOS (the "Exchange Ratio"). The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

        In connection with rendering our opinion, we have reviewed drafts of the Merger Agreement, the Governance Agreement, dated as of March 2, 2002 among IOS and certain stockholders of IOS, the Registration Agreement, dated as of March 2, 2002 among IOS and certain stockholders of IOS, and the Stockholders Support Agreement, dated as of March 2, 2002 among the Company and certain stockholders of IOS. For purposes hereof, we have assumed that the final form of each of these documents will not differ in any material respect from the drafts provided to us. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company and IOS for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and IOS and provided to us for purposes of our analysis, and we have met with management of the Company and IOS to review and discuss such information and, among other matters, each of the Company's and IOS's business, operations, assets, financial condition and future prospects.

        We have reviewed and considered certain financial and stock market data relating to the Company and IOS, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company and IOS or one or more of their respective businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the Business-to-Consumer Internet commerce industry specifically that we believe to be reasonably comparable to the Merger or otherwise relevant to our inquiry. We have also performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

        In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the historical financial and other information provided to or discussed with us, or which is publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us, and we have assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's and IOS's management. We express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company or IOS, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company or IOS, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company or IOS, and no such independent valuation or appraisal was provided to us. We note that the Merger is intended to qualify as a tax-free reorganization for United States Federal income tax purposes, and we have assumed that the Merger will so qualify. We have assumed that the transactions described in the Merger Agreement will be consummated without waiver or modification of any of the material terms or conditions contained therein by any party thereto. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof. We are not expressing any opinion herein as to the prices at which any securities of IOS or the Company will actually trade at any time. Specifically with respect to the Class A common stock of IOS that will be paid as merger consideration in the Merger, we note that neither the Class A common stock nor any other security of IOS currently trades on any national securities exchange or is quoted in the over-the-counter market and there is no historical stock market data to provide any indication as to how the Class A common stock of IOS may trade following completion of the Merger. The market trading patterns of newly distributed securities of a class that has not been publicly traded before are subject to various uncertainties and contingencies, all of which are difficult to predict. In addition, we note that for the period commencing with the public announcement of the Merger and ending upon completion of the Merger trading in the Class A Common Stock of the Company and, for some period following completion of the Merger, trading in the Class A common stock of IOS issued to the Public Stockholders in the Merger, is likely to involve a redistribution of such securities among stockholders and other investors and, accordingly, during such periods the value of such securities may trade at prices different than those at which they would have on a fully distributed basis.

        It should be noted that in the context of our engagement by the Company, we were not authorized to and did not solicit third party indications of interest in acquiring all or any part of the Company, or investigate any alternative transactions that may be available to the Company. You have advised us, and we have relied on your advice, that prior to our engagement, Peter J. Solomon Company Limited, as advisor to IOS, solicited indications of interest from potential acquirors of, or merger partners for, IOS.

        In the ordinary course of our business, we may actively trade the debt and equity securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        We are acting as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee") in connection with the proposed Merger and will receive a fee for our services (including rendering this opinion), a substantial part of which is contingent upon the consummation of the Merger.

        Our opinion addresses only the fairness from a financial point of view to the Public Stockholders of the Exchange Ratio provided for pursuant to the Merger Agreement, and we do not express any views on any other term of the Merger. Specifically, our opinion does not address the Company's underlying business decision to effect the transactions contemplated by the Merger Agreement. In addition, our opinion does not address the solvency of the Company or IOS following consummation of the Merger or at any time.

        It is understood that this letter is for the benefit and use of the Special Committee in its consideration of the Merger and except for inclusion in its entirety in any registration statement or proxy statement required to be circulated to shareholders of the Company relating to the Merger, may not be quoted, described, referred to or reproduced at any time or in any manner without our prior written consent. This opinion does not constitute a recommendation to any shareholder or as to how such holder should vote with respect to the Merger, and should not be relied upon by any shareholder as such.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof the Exchange Ratio provided for pursuant to the Merger Agreement is fair to the Public Stockholders from a financial point of view.

                      Very truly yours,

                      Dresdner Kleinwort Wasserstein, Inc.

ANNEX C

March 2, 2002

Board of Directors
IOS Brands Corporation
3113 Woodcreek Dr.
Downers Grove, IL 60515-5420

Ladies and Gentlemen:

        You have requested our opinion as to the fairness, from a financial point of view, to IOS Brands Corporation ("IOS" or the "Company") of the Merger Consideration (as defined below) to be paid by the Company pursuant to the terms and subject to the conditions set forth in the final draft of the Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Florists' Transworld Delivery, Inc., a wholly-owned subsidiary of the Company ("Parent"), Aroma Acquisition Corp., a wholly-owned subsidiary of the Company ("Merger Sub"), and FTD.COM INC. ("FTD.COM"). Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, Merger Sub will be merged into FTD.COM (the "Merger") and each share of FTD.COM's Class A Common Stock, $.01 par value, and Class B Common Stock, $.01 par value, (in each case, other than treasury shares or shares owned by the Company, Parent, Merger Sub or any other direct or indirect subsidiary of the Company, which shall be canceled with no consideration delivered in exchange therefor) will be converted into the right to receive 0.26 of a share of IOS Class A Common Stock, $.01 par value (the "Merger Consideration"). Upon the Merger, the separate corporate existence of Merger Sub shall cease and FTD.COM shall continue as the surviving corporation (the "Surviving Corporation").

        In connection with our review of the proposed Merger and the preparation of our opinion herein, we have examined: (a) the terms and conditions of the Merger Agreement and the financial terms of the Merger as set forth in the Merger Agreement; (b) certain audited historical financial statements of the Company for the three years ended June 30, 2001, and for FTD.COM for the five years ended June 30, 2001 (c) the unaudited financial statements of the Company and of FTD.COM for the six months ended December 31, 2001; (d) certain (i) internal business, operating and financial information and forecasts of the Company and FTD.COM prepared by the senior management of the Company, (ii) information regarding the strategic and other benefits anticipated from the Merger and the prospects of the Company prepared by the senior management of the Company, and (iii) information regarding the pro forma impact of the Merger on the earnings per share of the Company based on certain pro forma financial information prepared by the senior management of the Company (collectively, the "Forecasts"); (e) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (f) the financial position and operating results of the Company and FTD.COM compared with those of certain other publicly traded companies we deemed relevant; (g) current and historical market prices and trading volumes of the common stock of FTD.COM; and (h) certain other publicly available information on the Company, FTD.COM and their industry. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant.

222 WEST ADAMS STREET          CHICAGO, ILLINOIS 60606        312.236.1600

        In rendering our opinion, we have with your consent assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including without limitation the Forecasts. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company or FTD.COM. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company and FTD.COM, as the case may be. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company and FTD.COM are as set forth in the Company's and FTD.COM's financial statements or other information provided to us. We assume no responsibility for, and express no opinion with respect to, the Forecasts or the estimates and judgments on which they are based. In our analysis, we have assumed that each share of Class B Common Stock is the equivalent of one share of Class A Common Stock, based on various factors including the rate at which such shares, by their terms, may be converted by the holders into Class A Common Stock in certain circumstances and the exchange ratio in the Merger.

        We were not requested to, and did not, participate in the negotiation or structuring of the Merger, or provide any services other than acting as investment banker to the Company to render an opinion to the Board of Directors of the Company in connection with the Merger, nor were we asked to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that although subsequent developments may affect this opinion, we do not have any obligation to update, revise, supplement or reaffirm this opinion. We have further assumed, with your consent, that the Merger will be non-taxable for United States federal and other income tax purposes to the respective stockholders of the Company and FTD.COM, and that neither the Company nor FTD.COM will recognize income, gain or loss for United States federal or other income tax purposes as a result of the Merger. We have not independently verified that such tax treatment will be available in respect of the Merger, and we express no view with respect to the tax treatment that will be required to be applied to the Merger. We have relied as to all legal matters on advice of counsel to the Company, and have assumed that the final terms of the Merger Agreement will not vary materially from those set forth in the latest draft reviewed by us and that the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company or FTD.COM, and that obtaining the necessary regulatory approvals for the Merger will not have an adverse effect on the Company.

        William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of FTD.COM for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as investment banker to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is payable upon delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

        We are expressing no opinion herein as to the price at which the common stock of FTD.COM will trade at any future time or as to the effect of the Merger on the trading price of the common stock of the Surviving Corporation. Such trading price may be affected by a number of factors, including but not limited to (i) dispositions of the common stock of the Surviving Corporation by stockholders within a short period of time after the effective date of the Merger, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or of FTD.COM or in the markets they serve, (v) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, and (vi) timely completion of the Merger on terms and conditions that are acceptable to all parties at interest.

        Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Merger Agreement. It is understood that this opinion may not be disclosed or otherwise referred to or used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in a proxy statement filed with the Securities and Exchange Commission and mailed to stockholders by the Company or FTD.COM with respect to the Merger. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid by the Company to stockholders of FTD.COM in connection with the Merger, and we do not address the merits of the underlying decision by the Company to engage in the Merger (at all or as compared to any alternative business transaction) and this opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the proposed Merger.

        Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Merger Consideration to be paid by the Company to stockholders of FTD.COM is fair, from a financial point of view, to the Company.

                      Very truly yours,

                      WILLIAM BLAIR & COMPANY, L.L.C.

ANNEX D

        RESTATED CERTIFICATE OF INCORPORATION
OF
FTD, INC.

ARTICLE ONE

        The name of the Corporation is FTD, Inc.

ARTICLE TWO

        The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE THREE

        The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE FOUR

A.
AUTHORIZED SHARES

        The total number of shares of capital stock which the Corporation has authority to issue is 325,000,000 shares, consisting of:

          (1)  5,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock");

          (2)  300,000,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Common"); and

          (3)  20,000,000 shares of Class B Common Stock, par value $.0005 per share (the "Class B Common").

        The Class A Common and the Class B Common are hereafter collectively referred to as the "Common Stock."

        In accordance with the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware, the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the issued and outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the class vote requirements set forth in Section 242(b)(2) of the General Corporation Law of the State of Delaware.

B.
PREFERRED STOCK

        Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation is authorized to determine and alter all powers, rights, preferences and privileges and qualifications, limitations and restrictions thereof (including, without limitation, voting rights and the limitation and exclusion thereof) granted to or imposed upon any wholly unissued series of Preferred Stock and the number of shares constituting any such series and the designation thereof, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series then outstanding. In the event that the number of shares of any series is so decreased, the shares constituting such reduction shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series subject to the requirements of applicable law.

C.
COMMON STOCK

        Except as otherwise provided in this Part C or as otherwise required by applicable law, all shares of Class A Common and Class B Common shall be identical in all respects and shall entitle the holders thereof to the same rights, preferences and privileges, subject to the same qualifications, limitations and restrictions, as set forth herein.

        Section 1.    Voting Rights.

        Except as otherwise provided in this Part C or as otherwise required by applicable law, the holders of Class A Common shall be entitled to one vote per share on all matters to be voted on by the stockholders of the Corporation, and the holders of Class B Common shall have no right to vote on any matters to be voted on by the stockholders of the Corporation; provided that the holders of Class B Common shall have the right to vote as a separate class on any merger or consolidation of the Corporation with or into another entity or entities, or any recapitalization or reorganization, in which shares of Class B Common would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of Class A Common or would otherwise be treated differently from shares of Class A Common in connection with such transaction, except that shares of Class B Common may, without such a separate class vote, receive or be exchanged for non-voting securities (except as otherwise required by law) which are otherwise identical on a per share basis in amount and form to the voting securities received with respect to or exchanged for the Class A Common so long as (i) such non-voting securities are convertible into such voting securities on the same terms as the Class B Common is convertible into Class A Common and (ii) all other consideration is equal on a per share basis.

        Section 2.    Dividends.

        As and when dividends are declared or paid with respect to shares of Common Stock, whether in cash, property or securities of the Corporation, the holders of Class A Common and the holders of Class B Common shall be entitled to receive such dividends pro rata at the same rate per share of each class of Common Stock; provided that (i) if dividends are declared or paid in shares of Common Stock, the dividends payable to holders of Class A Common shall be payable in shares of Class A Common and the dividends payable to the holders of Class B Common shall be payable in shares of Class B Common and (ii) if the dividends consist of other voting securities of the Corporation, the Corporation shall make available to each holder of Class B Common, at such holder's request, dividends consisting of non-voting securities (except as otherwise required by law) of the Corporation which are otherwise identical to the voting securities and which are convertible into such voting securities on the same terms as the Class B Common is convertible into the Class A Common. The right of the holders of Common Stock to receive dividends are subject to the rights of holders of any series of Preferred Stock.

        Section 3.    Liquidation.

        Subject to the rights of holders of any series of Preferred Stock, the holders of the Class A Common and the holders of the Class B Common shall be entitled to participate pro rata at the same rate per share of each class of Common Stock in all distributions to the holders of Common Stock in any liquidation, dissolution or winding up of the Corporation.

        Section 4.    Conversion.

  4A.
  Conversion of Class A Common. Each holder of Class A Common who certifies in writing to the Corporation that such holder, or its affiliate (as such term is defined in Section 2(k) of the federal Bank Holding Company Act of 1956, as amended (as amended from time to time, the "BHCA")), (i) is subject to the BHCA and the rules and regulations promulgated thereunder (collectively, the "BHCA Regulations") and (ii) must convert all or a portion of its shares of Class A Common into Class B Common in order to comply with the BHCA and BHCA Regulations, shall be entitled to convert any or all of the shares of such holder's Class A Common into an equal number of shares of Class B Common to the extent that, immediately prior to any such conversion, a sufficient number of shares of Class B Common for such conversion are authorized but unissued.

  4B.
  Conversion of Class B Common.

  (i)
  In connection with the occurrence (or the expected occurrence as described in (iii) below) of any Conversion Event, each holder of Class B Common shall be entitled to convert into an equal number of shares of Class A Common any or all of the shares of such holder's Class B Common being (or expected to be) distributed, disposed of or sold in connection with such Conversion Event.

  (ii)
  For purposes of this paragraph 4B, a "Conversion Event" shall mean (a) any public offering or public sale of securities of the Corporation (including a public offering registered under the Securities Act of 1933, as amended, and a public sale pursuant to Rule 144 of the Securities and Exchange Commission or any similar rule then in force), (b) any sale of securities of the Corporation to a person or group of persons (within the meaning of the Securities Exchange Act of 1934, as amended (the "1934 Act")) if, after such sale, such person or group of persons in the aggregate would own or control securities which possess in the aggregate the ordinary voting power to elect a majority of the Corporation's directors (provided that such sale has been approved by the Corporation's Board of Directors or a committee thereof), (c) any sale of securities of the Corporation to a person or group of persons (within the meaning of the 1934 Act) if, after such sale, such person or group of persons in the aggregate would own or control securities of the Corporation (excluding any Class B Common being converted and disposed of in connection with such Conversion Event) which possess in the aggregate the ordinary voting power to elect a majority of the Corporation's directors, (d) any sale of securities of the Corporation to a person or group of persons (within the meaning of the 1934 Act) if, after such sale, such person or group of persons would not, in the aggregate, own, control or have the right to acquire more than two percent (2%) of the outstanding securities of any class of voting securities of the Corporation, and (e) a merger, consolidation or similar transaction involving the Corporation if, after such transaction, a person or group of persons (within the meaning of the 1934 Act) in the aggregate would own or control securities which possess in the aggregate the ordinary voting power to elect a majority of the surviving corporation's directors (provided that the transaction has been approved by the Corporation's Board of Directors or a committee thereof). For purpose of this paragraph 4B, "person" shall include any natural person and any corporation, partnership, joint venture, trust, unincorporated organization and any other entity or organization.

  (iii)
  Each holder of Class B Common shall be entitled to convert shares of Class B Common in connection with any Conversion Event if such holder reasonably believes that such Conversion Event shall be consummated, and a written request for conversion from any holder of Class B Common to the Corporation stating such holder's reasonable belief that a Conversion Event shall occur shall be conclusive and shall obligate the Corporation to effect such conversion in a timely manner so as to enable each such holder to participate in such Conversion Event. The Corporation shall not cancel the shares of Class B Common so converted before the tenth day following such Conversion Event and shall reserve such shares until such tenth day for reissuance in compliance with the next sentence. If any shares of Class B Common are converted into shares of Class A Common in connection with a Conversion Event and such shares of Class A Common are not actually distributed, disposed of or sold pursuant to such Conversion Event, such shares of Class A Common shall be, subject to applicable law, promptly converted back into the same number of shares of Class B Common.

  4C.
  Conversion Procedure.

  (i)
  Unless otherwise provided in connection with a Conversion Event, each conversion of shares of one class of Common Stock into shares of the other class of Common Stock shall be effected by the surrender of the certificate or certificates representing the shares to be converted at the principal office of the Corporation at any time during normal business hours, together with a written notice by the holder of such Common Stock stating that such holder desires to convert the shares, or a stated number of the shares, of such Common Stock represented by such certificate or certificates into shares of the other class of Common Stock. Unless otherwise provided in connection with a Conversion Event, each conversion shall be deemed to have been effected as of the close of business on the date on which such certificate or certificates have been surrendered and such notice has been received, and at such time the rights of the holder of the converted Class B Common or Class A Common, as the case may be, as such holder shall cease and the person or persons in whose name or names the certificate or certificates for shares of Class A Common or Class B Common are to be issued upon such conversion shall be deemed to have become the holder or holders of record of the shares of Class A Common or Class B Common represented thereby.

  (ii)
  Promptly after the surrender of certificates and the receipt of written notice, the Corporation shall issue and deliver in accordance with the surrendering holder's instructions (a) the certificate or certificates for the Class A Common or Class B Common issuable upon such conversion and (b) a certificate representing any Class B Common or Class A Common which was represented by the certificate or certificates delivered to the Corporation in connection with such conversion but which was not converted.

  (iii)
  The issuance of certificates for Class A Common upon conversion of Class B Common and for Class B Common upon conversion of Class A Common shall be made without charge to the holders of such shares for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of Class A Common or Class B Common, as the case may be.

  (iv)
  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common, solely for the purpose of issuance upon the conversion of the Class B Common, such number of shares of Class A Common issuable upon the conversion of all outstanding Class B Common. All shares of Class A Common which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Corporation shall take all such actions as may be necessary to assure that all such shares of Class A Common may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Class A Common may be listed (except for official notice of issuance which shall be immediately transmitted by the Corporation upon issuance).

  (v)
  The Corporation shall not close its books against the transfer of shares of Common Stock in any manner which would interfere with the timely conversion of any shares of Common Stock. The Corporation shall assist and cooperate with any holder of Common Stock required to make any governmental filings or obtain any governmental approval prior to or in connection with any conversion of Common Stock hereunder (including, without limitation, making any filings required to be made by the Corporation).

  4D.
  Stock Splits. If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock shall be proportionately subdivided or combined in a similar manner.

        Section 5.    Registration of Transfer.

        The Corporation shall keep at its principal office (or such other place as the Corporation reasonably designates) a register for the registration of shares of Common Stock. Upon the surrender of any certificate representing shares of any class of Common Stock at such place, the Corporation shall, at the request of the registered holder of such certificate, execute and deliver a new certificate or certificates in exchange therefor representing in the aggregate the number of shares of such class represented by the surrendered certificate, and the Corporation forthwith shall cancel such surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of shares of such class as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate. The issuance of new certificates shall be made without charge to the holders of the surrendered certificates for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such issuance.

        Section 6.    Replacement.

        Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing one or more shares of any class of Common Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

        Section 7.    Notices.

        All notices referred to herein shall be in writing, shall be delivered personally or by first class mail, postage prepaid, and shall be deemed to have been given when so delivered or mailed to the Corporation at its principal executive offices and to any stockholder at such holder's address as it appears in the stock records of the Corporation (unless otherwise specified in a written notice to the Corporation by such holder).

        Section 8.    Amendment and Waiver.

        No amendment, modification or waiver shall be binding or effective with respect to any provision of this Part C without the prior written consent of the holders of a majority of the Common Stock outstanding at the time such action is taken, provided that no such modification, amendment or waiver that would adversely affect or otherwise diminish the rights of the holders of one class of Common Stock in a manner different from holders of any other class of Common Stock (other than as explicitly contemplated herein) shall be effective without the prior written consent of the holders of at least a majority of the class of Common Stock adversely affected or otherwise diminished thereby.

ARTICLE FIVE

        The Corporation is to have perpetual existence.

ARTICLE SIX

        Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE SEVEN

        The number of directors which constitute the entire Board of Directors of the Corporation shall be designated in the Bylaws of the Corporation.

ARTICLE EIGHT

        In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE NINE

        Section 1.    Limitation of Liability.

        (a)    To the fullest extent permitted by the Delaware General Corporation Law as it now exists or may hereafter be amended, and except as otherwise provided in the Corporation's Bylaws, no Director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Corporation or its stockholders.

        (b)    Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

        Section 2.    Right to Indemnification.    Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including involvement as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director or officer or in any other capacity while serving as a Director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys' fees, judgments, fines, excise exercise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except as provided in Section 3 of this ARTICLE NINE with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section 2 of this ARTICLE NINE shall be a contract right and shall include the obligation of the Corporation to pay the expenses incurred in defending any such proceeding in advance of its final disposition (an "advance of expenses"); provided, however, that, if and to the extent that the Delaware General Corporation Law requires, an advance of expenses incurred by an indemnitee in his or her capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 2 or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same or lesser scope and effect as the foregoing indemnification of Directors and officers.

        Section 3.    Procedure for Indemnification.    Any indemnification of a Director or officer of the Corporation or advance of expenses under Section 2 of this ARTICLE NINE shall be made promptly, and in any event within forty-five days (or, in the case of an advance of expenses, twenty days), upon the written request of the Director or officer. If a determination by the Corporation that the Director or officer is entitled to indemnification pursuant to this ARTICLE NINE is required, and the Corporation fails to respond within sixty days to a written request for indemnity, the Corporation shall be deemed to have approved the request. If the Corporation denies a written request for indemnification or advance of expenses, in whole or in part, or if payment in full pursuant to such request is not made within forty-five days (or, in the case of an advance of expenses, twenty days), the right to indemnification or advances as granted by this ARTICLE NINE shall be enforceable by the Director or officer in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses where the undertaking required pursuant to Section 2 of this ARTICLE NINE, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. The procedure for indemnification of other employees and agents for whom indemnification is provided pursuant to Section 2 of this ARTICLE NINE shall be the same procedure set forth in this Section 3 for Directors or officers, unless otherwise set forth in the action of the Board of Directors providing indemnification for such employee or agent.

        Section 4.    Insurance.    The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a Director, officer, employee or agent of the Corporation or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, whether or not the Corporation would have the power to indemnify such person against such expenses, liability or loss under the Delaware General Corporation Law.

        Section 5.    Service for Subsidiaries.    Any person serving as a Director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture or other enterprise, at least 50% of whose equity interests are owned by the Corporation (a "subsidiary" for this ARTICLE NINE) shall be conclusively presumed to be serving in such capacity at the request of the Corporation.

        Section 6.    Reliance.    Persons who after the date of the adoption of this provision become or remain Directors or officers of the Corporation or who, while a Director or officer of the Corporation, become or remain a Director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this ARTICLE NINE in entering into or continuing such service. The rights to indemnification and to the advance of expenses conferred in this ARTICLE NINE shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof.

        Section 7.    Non-Exclusivity of Rights.    The rights to indemnification and to the advance of expenses conferred in this ARTICLE NINE shall not be exclusive of any other right which any person may have or hereafter acquire under this Restated Certificate or under any statute, by-law, agreement, vote of stockholders or disinterested Directors or otherwise.

        Section 8.    Merger or Consolidation.    For purposes of this ARTICLE NINE, references to the "Corporation" shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its Directors, officers and employees or agents, so that any person who is or was a Director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a Director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this ARTICLE NINE with respect to the resulting or surviving Corporation as he or she would have with respect to such constituent Corporation if its separate existence had continued.

ARTICLE TEN

        At each annual meeting of stockholders, directors of the Corporation shall be elected to hold office until the expiration of the term for which they are elected, and until their successors have been duly elected and qualified; except that if any such election shall be not so held, such election shall take place at a stockholders' meeting called and held in accordance with the Delaware General Corporation Law. The directors of the Corporation shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. The term of office of the initial Class I directors shall expire at the next succeeding annual meeting of stockholders, the term of office of the initial Class II directors shall expire at the second succeeding annual meeting of stockholders and the term of office of the initial Class III directors shall expire at the third succeeding annual meeting of the stockholders. For the purposes hereof, the initial Class I, Class II and Class III directors shall be those directors elected by the stockholders of the Corporation in connection with the adoption of this Restated Certificate. At each annual meeting after the first annual meeting of stockholders, directors to replace those of a Class whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting and until their respective successors shall have been duly elected and qualified. If the number of directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as practicable.

ARTICLE ELEVEN

        Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE TWELVE

        Subject to any rights of the holders of any series of Preferred Stock, from and after the date on which the Common Stock of the Corporation is registered pursuant to the 1934 Act, (i) the stockholders of the Corporation may not take any action by written consent in lieu of a meeting, and must take any actions at a duly called annual or special meeting of stockholders and the power of stockholders to consent in writing without a meeting is specifically denied, (ii) special meetings of stockholders of the Corporation may be called only by either the Board of Directors pursuant to a resolution adopted by the affirmative vote of the majority of the total number of directors then in office or by the chief executive officer of the Corporation and (iii) advance notice of stockholder nominations of persons for election to the board of directors of the Corporation and of business to be brought before any annual meeting of the stockholders by the stockholders of the Corporation shall be given in the manner provided in the by-laws of the Corporation.

ARTICLE THIRTEEN

        Notwithstanding any other provisions of this Restated Certificate or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of the capital stock required by law or this Restated Certificate, the affirmative vote of the holders of at least two-thirds (2/3) of the combined voting power of all of the then outstanding shares of the Corporation eligible to be cast in the election of directors shall be required to alter, amend or repeal ARTICLES TEN or TWELVE hereof, or this ARTICLE THIRTEEN, or any provision thereof or hereof.

ARTICLE FOURTEEN

        The Corporation expressly elects not to be governed by Section 203 of the Delaware General Corporation Law.

ARTICLE FIFTEEN

        The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

*    *    *    *    *

ANNEX E

AMENDED AND RESTATED BY-LAWS
OF
FTD, INC.

        A Delaware corporation, formerly known as IOS Brands Corporation
(Adopted as of [DATE OF EFFECTIVE TIME OF THE MERGER])

ARTICLE I

OFFICES

        Section 1.    Registered Office.    The registered office of the Corporation in the State of Delaware shall be located at in the City of Wilmington, County of New Castle, State of Delaware. The name of the Corporation's registered agent at such address shall be The Corporation Trust Company. The registered office and/or registered agent of the Corporation may be changed from time to time by action of the Board of Directors.

        Section 2.    Other Offices.    The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

        Section 1.    Annual Meeting.    An annual meeting of the stockholders shall be held each year within 150 days after the close of the immediately preceding fiscal year of the Corporation or at such other time specified by the Board of Directors for the purpose of electing Directors and conducting such other proper business as may come before the annual meeting. At the annual meeting, stockholders shall elect Directors and transact such other business as properly may be brought before the annual meeting pursuant to Section 11 of Article II hereof.

        Section 2.    Special Meetings.    Special meetings of the stockholders may only be called in the manner provided in the Restated Certificate of Incorporation.

        Section 3.    Place of Meetings.    The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal executive office of the Corporation. If for any reason any annual meeting shall not be held during any year, the business thereof may be transacted at any special meeting of the stockholders.

        Section 4.    Notice.    Whenever stockholders are required or permitted to take action at a meeting, written or printed notice stating the place, date, time and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. All such notices shall be delivered, either personally or by mail, by or at the direction of the Board of Directors, the chairman of the board, the president or the secretary, and if mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the Corporation. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

        Section 5.    Stockholders List.    The officer having charge of the stock ledger of the Corporation shall make, at least 10 days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

        Section 6.    Quorum.    The holders of a majority of the outstanding shares of capital stock entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by the General Corporation Law of the State of Delaware or by the Restated Certificate of Incorporation. If a quorum is not present, the holders of a majority of the shares present in person or represented by proxy at the meeting, and entitled to vote at the meeting, may adjourn the meeting to another time and/or place. When a specified item of business requires a vote by a class or series (if the Corporation shall then have outstanding shares of more than one class or series) voting as a class or series, the holders of a majority of the shares of such class or series shall constitute a quorum (as to such class or series) for the transaction of such item of business.

        Section 7.    Adjourned Meetings.    When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

        Section 8.    Vote Required.    When a quorum is present, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless (i) by express provisions of an applicable law or of the Restated Certificate of Incorporation a different vote is required, in which case such express provision shall govern and control the decision of such question, or (ii) the subject matter is the election of Directors, in which case Section 2 of Article III hereof shall govern and control the approval of such subject matter.

        Section 9.    Voting Rights.    Except as otherwise provided by the General Corporation Law of the State of Delaware, the Restated Certificate of Incorporation of the Corporation or any amendments thereto or these By-laws, every stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of capital stock held by such stockholder.

        Section 10.    Proxies.    Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. Any proxy is suspended when the person executing the proxy is present at a meeting of stockholders and elects to vote, except that when such proxy is coupled with an interest and the fact of the interest appears on the face of the proxy, the agent named in the proxy shall have all voting and other rights referred to in the proxy, notwithstanding the presence of the person executing the proxy. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the secretary or a person designated by the secretary, and no shares may be represented or voted under a proxy that has been found to be invalid or irregular.

        Section 11.    Business Brought Before an Annual Meeting.    At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) brought before the meeting by or at the direction of the Board of Directors or (iii) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public announcement of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the date on which such notice of the date of the annual meeting was mailed or such public announcement was made. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting, (ii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business, (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder and (iv) any material interest of the stockholder in such business. Notwithstanding anything in these By-laws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this section. The presiding officer of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this section; if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. For purposes of this section, "public announcement" shall mean disclosure in a press release reported by Dow Jones News Service, Associated Press or a comparable national news service. Nothing in this section shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ARTICLE III

Directors

        Section 1.    General Powers.    The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to such powers as are herein and in the Restated Certificate of Incorporation expressly conferred upon it, the Board of Directors shall have and may exercise all the powers of the Corporation, subject to the provisions of the laws of Delaware, the Restated Certificate of Incorporation and these By-laws.

        Section 2.    Number, Election and Term of Office.    Subject to any rights of the holders of any series of Preferred Stock to elect additional Directors under specified circumstances, the number of Directors which shall constitute the Board of Directors shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total number of Directors then in office. The Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of Directors; provided that, whenever the holders of any class or series of capital stock of the Corporation are entitled to elect one or more Directors pursuant to the provisions of the Restated Certificate of Incorporation of the Corporation (including, but not limited to, for purposes of these By-laws, pursuant to any duly authorized certificate of designation), such Directors shall be elected by a plurality of the votes of such class or series present in person or represented by proxy at the meeting and entitled to vote in the election of such Directors. The Directors shall be elected and shall hold office only in the manner provided in the Restated Certificate of Incorporation.

        Section 3.    Removal and Resignation.    Unless the Restated Certificate of Incorporation (it being understood that any references to the Restated Certificate of Incorporation shall include any duly authorized certificate of designation) otherwise provides, no Director may be removed from office without cause and without the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of Directors voting together as a single class. Any Director may resign at any time upon written notice to the Corporation.

        Section 4.    Vacancies.    Any vacancy occurring in the Board of Directors for any reason and any newly created directorship may be filled by either (i) a majority of the remaining Directors, although less than a quorum, or (ii) by a plurality of the votes of the shares present in person or represented by proxy at a stockholders' meeting and entitled to vote in the election of Directors; provided, that any (i) vacancy resulting from the death, disability, resignation or removal for cause of a Nominee (as such term is defined in the Governance Agreement, dated as of            , 2002, between the Corporation and the stockholders of the Corporation party thereto) (as such agreement may be amended from time to time pursuant to its terms, the "Governance Agreement"), a true and correct copy of which shall be available for inspection by the Corporation's stockholders during normal business hours at the Corporation's corporate headquarters upon reasonable prior request and (ii) any newly created directorship shall, in each case, only be filled by either (1) a majority of the remaining Directors with a replacement Nominee designated pursuant to the terms of the Governance Agreement or (2) by the stockholders of the Corporation. Each Director elected to replace a former Director shall hold such office until the expiration of the term of office of the Director whom he or she has replaced and the election and qualification of his or her successor, or until his or her earlier death, resignation or removal for cause. A Director elected to fill a newly created directorship shall serve until the next annual meeting of stockholders at which the terms of office of the class of Directors to which he or she is assigned expire and the election and qualification of his or her successor, or until his or her earlier death, resignation or removal for cause. Notwithstanding any provision in these Bylaws to the contrary, any amendment or revision of this subsection of these Bylaws shall be subject to and in compliance with the restrictions thereon set forth in Section 9(a) of the Governance Agreement.

        Section 5.    Nominations.

        (a)  Only persons who are nominated in accordance with the procedures set forth in these By-laws shall be eligible to serve as Directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this By-law, who is entitled to vote generally in the election of Directors at the meeting and who shall have complied with the notice procedures set forth below in Section 5(b).

        (b)  In order for a stockholder to nominate a person for election to the Board of Directors of the Corporation at a meeting of stockholders, such stockholder shall have delivered timely notice of such stockholder's intent to make such nomination in writing to the secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (i) in the case of an annual meeting, not less than 60 nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made, and (ii) in the case of a special meeting at which Directors are to be elected, not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made. Such stockholder's notice shall set forth (i) as to each person whom the stockholder proposes to nominate for election as a Director at such meeting all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (ii) as to the stockholder giving the notice (A) the name and address, as they appear on the Corporation's books, of such stockholder and (B) the class and number of shares of the Corporation which are beneficially owned by such stockholder and also which are owned of record by such stockholder; and (iii) as to the beneficial owner, if any, on whose behalf the nomination is made, (A) the name and address of such person and (B) the class and number of shares of the Corporation which are beneficially owned by such person. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a Director shall furnish to the secretary of the Corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee.

        (c)  No person shall be eligible to serve as a Director of the Corporation unless nominated in accordance with the procedures set forth in this section. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by this section, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded. A stockholder seeking to nominate a person to serve as a Director must also comply with all applicable requirements of the Exchange Act, and the rules and regulations thereunder with respect to the matters set forth in this section.

        Section 6.    Annual Meetings.    The annual meeting of the Board of Directors shall be held without other notice than this By-law immediately after, and at the same place as, the annual meeting of stockholders.

        Section 7.    Other Meetings and Notice.    Regular meetings, other than the annual meeting, of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by resolution of the Board of Directors. Special meetings of the Board of Directors may be called by the chairman of the board, the president (if the president is a Director) or, upon the written request of at least a majority of the Directors then in office, the secretary of the Corporation on at least 24 hours notice to each Director, either personally, by telephone, by mail or by telecopy.

        Section 8.    Chairman of the Board, Quorum, Required Vote and Adjournment.    The Board of Directors shall elect, by the affirmative vote of a majority of the total number of Directors then in office, a chairman of the board, who shall preside at all meetings of the stockholders and Board of Directors at which he or she is present and shall have such powers and perform such duties as the Board of Directors may from time to time prescribe. If the chairman of the board is not present at a meeting of the stockholders or the Board of Directors, the president (if the president is a Director and is not also the chairman of the board) shall preside at such meeting, and, if the president is not present at such meeting, a majority of the Directors present at such meeting shall elect one of their members to so preside. A majority of the total number of Directors then in office shall constitute a quorum for the transaction of business. Unless by express provision of an applicable law, the Restated Certificate of Incorporation or these By-laws a different vote is required, the vote of a majority of Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

        Section 9.    Committees.    The Board of Directors may, by resolution passed by a majority of the total number of Directors then in office, designate one or more committees, each committee to consist of one or more of the Directors of the Corporation, which to the extent provided in such resolution or these By-laws shall have, and may exercise, the powers of the Board of Directors in the management and affairs of the Corporation, except as otherwise limited by law. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors upon request.

        Section 10.    Committee Rules.    Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of Directors designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum. Unless otherwise provided in such a resolution, in the event that a member and that member's alternate, if alternates are designated by the Board of Directors, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member.

        Section 11.    Communications Equipment.    Members of the Board of Directors or any committee thereof may participate in and act at any meeting of such board or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear and speak with each other, and participation in the meeting pursuant to this section shall constitute presence in person at the meeting.

        Section 12.    Waiver of Notice and Presumption of Assent.    Any member of the Board of Directors or any committee thereof who is present at a meeting shall be conclusively presumed to have waived notice of such meeting except when such member attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Such member shall be conclusively presumed to have assented to any action taken unless his or her dissent shall be entered in the minutes of the meeting or unless his or her written dissent to such action shall be filed with the person acting as the secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action.

        Section 13.    Action by Written Consent.    Unless otherwise restricted by the Restated Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of such board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

ARTICLE IV

OFFICERS

        Section 1.    Number.    The officers of the Corporation shall be elected by the Board of Directors and shall consist of a chairman of the board, a chief executive officer, a president, one or more vice presidents, a secretary, a treasurer and such other officers and assistant officers as may be deemed necessary or desirable by the Board of Directors. Any number of offices may be held by the same person, except that neither the chief executive officer nor the president shall also hold the office of secretary. In its discretion, the Board of Directors may choose not to fill any office for any period as it may deem advisable, except that the offices of president and secretary shall be filled as expeditiously as possible.

        Section 2.    Election and Term of Office.    The officers of the Corporation shall be elected annually by the Board of Directors at its first meeting held after each annual meeting of stockholders or as soon thereafter as convenient. Vacancies may be filled or new offices created and filled at any meeting of the Board of Directors. Each officer shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

        Section 3.    Removal.    Any officer or agent elected by the Board of Directors may be removed by the Board of Directors at its discretion, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

        Section 4.    Vacancies.    Any vacancy occurring in any office because of death, resignation, removal, disqualification or otherwise may be filled by the Board of Directors.

        Section 5.    Compensation.    Compensation of all executive officers shall be approved by the Board of Directors, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a Director of the Corporation; provided however, that compensation of all executive officers may be determined by a committee established for that purpose if so authorized by the unanimous vote of the Board of Directors.

        Section 6.    Chairman of the Board.    The chairman of the board shall preside at all meetings of the stockholders and of the Board of Directors and shall have such other powers and perform such other duties as may be prescribed to him or her by the Board of Directors or provided in these By-laws.

        Section 7.    Chief Executive Officer.    The chief executive officer shall have the powers and perform the duties incident to that position. Subject to the powers of the Board of Directors and the chairman of the board, the chief executive officer shall be in the general and active charge of the entire business and affairs of the Corporation, and shall be its chief policy making officer. The chief executive officer shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or provided in these By-laws. The chief executive officer is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, if any, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. Whenever the president is unable to serve, by reason of sickness, absence or otherwise, the chief executive officer shall perform all the duties and responsibilities and exercise all the powers of the president. The Board of Directors may elect the same person as both chief executive officer and president.

        Section 8.    The President.    The president of the Corporation shall, subject to the powers of the Board of Directors, the chairman of the board and the chief executive officer, have general charge of the business, affairs and property of the Corporation, and control over its officers, agents and employees. The president shall see that all orders and resolutions of the Board of Directors are carried into effect. The president is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, if any, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. The president shall have such other powers and perform such other duties as may be prescribed by the chairman of the board, the chief executive officer, the Board of Directors or as may be provided in these By-laws. The Board of Directors may elect the same person as both president and chief executive officer.

        Section 9.    Vice Presidents.    The vice president, or if there shall be more than one, the vice presidents in the order determined by the Board of Directors or the chairman of the board, shall, in the absence or disability of the president, act with all of the powers and be subject to all the restrictions of the president. The vice presidents shall also perform such other duties and have such other powers as the Board of Directors, the chairman of the board, the chief executive officer, the president or these By-laws may, from time to time, prescribe. The vice presidents may also be designated as executive vice presidents or senior vice presidents, as the Board of Directors may from time to time prescribe.

        Section 10.    The Secretary and Assistant Secretaries.    The secretary shall attend all meetings of the Board of Directors, all meetings of the committees thereof and all meetings of the stockholders and record all the proceedings of the meetings in a book or books to be kept for that purpose or shall ensure that his or her designee attends each such meeting to act in such capacity. Under the chairman of the board's supervision, the secretary shall give, or cause to be given, all notices required to be given by these By-laws or by law; shall have such powers and perform such duties as the Board of Directors, the chairman of the board, the chief executive officer, the president or these By-laws may, from time to time, prescribe; and shall have custody of the corporate seal of the Corporation, if any. The secretary, or an assistant secretary, shall have authority to affix the corporate seal to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature. The assistant secretary, or if there be more than one, any of the assistant secretaries, shall in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of Directors, the chairman of the board, the chief executive officer, the president, or secretary may, from time to time, prescribe.

        Section 11.    Treasurer.    The treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate all books and accounts of the Corporation as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the chairman of the board or the Board of Directors; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board of Directors, at its regular meeting or when the Board of Directors so requires, an account of the Corporation; shall have such powers and perform such duties as the Board of Directors, the chairman of the board, the chief executive officer, the president or these By-laws may, from time to time, prescribe. If required by the Board of Directors, the treasurer shall give the Corporation a bond (which shall be rendered every six years) in such sums and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of treasurer and for the restoration to the Corporation, in case of death, resignation, retirement or removal from office of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the treasurer belonging to the Corporation.

        Section 12.    Other Officers, Assistant Officers and Agents.    Officers, assistant officers and agents, if any, other than those whose duties are provided for in these By-laws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors.

        Section 13.    Absence or Disability of Officers.    In the case of the absence or disability of any officer of the Corporation and of any person hereby authorized to act in such officer's place during such officer's absence or disability, the Board of Directors may by resolution delegate the powers and duties of such officer to any other officer or to any Director, or to any other person selected by it.

ARTICLE V

CERTIFICATES OF STOCK

        Section 1.    Form.    Every holder of stock in the Corporation shall be entitled to have a certificate, signed by, or in the name of the Corporation by the chairman of the board, the chief executive officer or the president and the secretary or an assistant secretary of the Corporation, certifying the number of shares owned by such holder in the Corporation. If such a certificate is countersigned (i) by a transfer agent or an assistant transfer agent other than the Corporation or its employee or (ii) by a registrar, other than the Corporation or its employee, the signature of any such chairman of the board, chief executive officer, president, secretary or assistant secretary may be facsimiles. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer or officers of the Corporation whether because of death, resignation or otherwise before such certificate or certificates have been delivered by the Corporation, such certificate or certificates may neverthe less be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the Corporation. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the books of the Corporation. Shares of stock of the Corporation shall only be transferred on the books of the Corporation by the holder of record thereof or by such holder's attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates for such shares endorsed by the appropriate person or persons, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. In that event, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate or certificates and record the transaction on its books. The Board of Directors may appoint a bank or trust company organized under the laws of the United States or any state thereof to act as its transfer agent or registrar, or both in connection with the transfer of any class or series of securities of the Corporation.

        Section 2.    Lost Certificates.    The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates previously issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the loss, theft or destruction of any such certificate or the issuance of such new certificate.

        Section 3.    Fixing a Record Date for Stockholder Meetings.    In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

        Section 4.    Fixing a Record Date for Other Purposes.    In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purposes of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

        Section 5.    Registered Stockholders.    Prior to the surrender to the Corporation of the certificate or certificates for a share or shares of stock with a request to record the transfer of such share or shares, the Corporation may treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

        Section 6.    Subscriptions for Stock.    Unless otherwise provided for in the subscription agreement, subscriptions for shares shall be paid in full at such time, or in such installments and at such times, as shall be determined by the Board of Directors. Any call made by the Board of Directors for payment on subscriptions shall be uniform as to all shares of the same class or as to all shares of the same series. In case of default in the payment of any installment or call when such payment is due, the Corporation may proceed to collect the amount due in the same manner as any debt due the Corporation.

ARTICLE VI

GENERAL PROVISIONS

        Section 1.    Dividends.    Dividends upon the capital stock of the Corporation, subject to the provisions of the Restated Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, in accordance with applicable law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Restated Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or any other purpose and the Directors may modify or abolish any such reserve in the manner in which it was created.

        Section 2.    Checks, Drafts or Orders.    All checks, drafts or other orders for the payment of money by or to the Corporation and all notes and other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner, as shall be determined by resolution of the Board of Directors or a duly authorized committee thereof.

        Section 3.    Contracts.    In addition to the powers otherwise granted to officers pursuant to Article IV hereof, the Board of Directors may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

        Section 4.    Loans.    The Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Directors, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

        Section 5.    Fiscal Year.    The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

        Section 6.    Corporate Seal.    The Board of Directors may provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

        Section 7.    Voting Securities Owned By Corporation.    Voting securities in any other corporation held by the Corporation shall be voted by the chief executive officer, the president or a vice president, unless the Board of Directors specifically confers authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.

        Section 8.    Inspection of Books and Records.    The Board of Directors shall have power from time to time to determine to what extent and at what times and places and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders; and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Delaware, unless and until authorized so to do by resolution of the Board of Directors or of the stockholders of the Corporation.

        Section 9.    Section Headings.    Section headings in these By-laws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

        Section 10.    Inconsistent Provisions.    In the event that any provision of these By-laws is or becomes inconsistent with any provision of the Restated Certificate of Incorporation, the General Corporation Law of the State of Delaware or any other applicable law, the provision of these By-laws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE VII

AMENDMENTS

        In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend, change, add to or repeal these By- laws by the affirmative vote of a majority of the total number of Directors then in office. Any alteration or repeal of these By-laws by the stockholders of the Corporation shall require the affirma tive vote of a majority of the outstanding shares of the Corporation entitled to vote on such alteration or repeal; provided, however, that Section 11 of Article II and Sections 2, 3, 4 and 5 of Article III and this Article VII of these By-laws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least two thirds (2/3) of the combined voting power of all of the then outstanding shares of the Corporation entitled to vote on such alteration or repeal unless such amendment shall be approved by a majority of the directors of the Corporation not affiliated or associated with any person or entity holding (or which has announced an intention to obtain) twenty percent (20%) or more of the voting power of the Corporation's outstanding capital stock.

ANNEX F

FTD, INC.

2002 LONG-TERM EQUITY INCENTIVE PLAN

1.    Purpose.

        This plan shall be known as the FTD, Inc. 2002 Long-Term Equity Incentive Plan (the "Plan"). The purpose of the Plan shall be to promote the long-term growth and profitability of FTD, Inc., a Delaware corporation (the "Company"), and its Subsidiaries by (i) providing certain directors, officers and employees of, and certain other individuals who perform services for, or to whom an offer of employment has been extended by, the Company and its Subsidiaries with incentives to maximize stockholder value and otherwise contribute to the success of the Company and (ii) enabling the Company to attract, retain and reward the best available persons for positions of responsibility. Grants of incentive or non-qualified stock options, stock appreciation rights ("SARs"), either alone or in tandem with options, restricted stock, performance awards, or any combination of the foregoing may be made under the Plan.

2.    Definitions.

        (a)  "Board of Directors" and "Board" mean the board of directors of the Company.

        (b)  "Cause" means the occurrence of one or more of the following events, determined in good faith by the Company, the Board or the Committee:

          (i)      the continual or deliberate neglect of properly assigned material duties;

          (ii)    the failure to devote substantially all of one's working time to the business of the Company and its Subsidiaries;

          (iii)    engaging willfully in misconduct in connection with the performance of any of one's duties, including, without limitation, the misappropriation of funds or securing or attempting to secure personally any profit in connection with any transaction entered into on behalf of the Company or its Subsidiaries or affiliates;

          (iv)    willful breach of duty of loyalty to the Company or, if applicable, a Subsidiary or any other active disloyalty to the Company or, if applicable, any Subsidiary, including, without limitation, willfully aiding a competitor or, without duplication of clause (v), improperly disclosing confidential information;

          (v)    willful breach of any confidentiality or nondisclosure agreement with the Company or any Subsidiary;

          (vi)    material violation of any code or standard of behavior generally applicable to employees (or executive employees in the case of an executive of the Company or any Subsidiary) of the Company or any Subsidiary;

          (vii)  engaging in conduct that may reasonably result in material injury to the reputation of the Company, including, without limitation, conviction or entry of a plea of nolo contendre for a felony or any crime involving fraud under federal, state or local laws or embezzlement; or

          (viii)  material violation of any code or standard of behavior generally applicable to employees (or executive employees in the case of an executive of the Company or any Subsidiary) of the Company or any Subsidiary.

        (c)  "Change in Control" means the occurrence of one of the following events:

          (i)      if any "person" or "group" as those terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successors thereto, other than an Exempt Person, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act or any successor thereto), directly or indirectly, of securities of the Company representing a majority of the combined voting power of the Company's then outstanding securities;

          (ii)    during any period of two consecutive years, if individuals who at the beginning of such period constitute the Board and any new directors whose election by the Board or nomination for election by the Company's stockholders was approved by at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election was previously so approved, cease for any reason to constitute a majority thereof;

          (iii)    if the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation (A) which would result in all or a portion of the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (B) by which the corporate existence of the Company is not affected and following which the Company's chief executive officer and directors retain their positions with the Company (and constitute at least a majority of the Board); or

          (iv)    if the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets, other than a sale to an Exempt Person.

        (d)  "Code" means the Internal Revenue Code of 1986, as amended.

        (e)  "Committee" means the Compensation Committee of the Board.

        (f)    "Common Stock" means the Class A Common Stock, par value $.01 per share, of the Company, and any other shares into which such stock may be changed by reason of a recapitalization, reorganization, merger, consolidation or any other change in the corporate structure or capital stock of the Company.

        (g)  "Competition" is deemed to occur if a person whose employment with the Company or its Subsidiaries has terminated obtains a position as a full-time or part-time employee of, as a member of the board of directors of, or as a consultant or advisor with or to, or acquires an ownership interest in excess of 5% of, a corporation, partnership, firm or other entity that engages in either the (i) flowers by wire sales business or (ii) the internet sales of flowers and gifts business of the Company or any Subsidiary with which the person was involved in a management role at any time during his or her last five years of employment with or other service for the Company or any Subsidiaries.

        (h)  "Disability" means the inability of an eligible participant to perform substantially his or her full-time duties and responsibilities to the Company by reason of a physical or mental disability or infirmity (as determined in good faith by a physician acceptable to the Company) for a period of 135 consecutive days (or, on a case-by-case basis, such lesser period as determined by the Committee) (the "Disability Period") within a 12 month period. The date of such Disability shall be on the last day of such Disability Period.

        (i)    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        (j)    "Exempt Person" means (i) Perry Acquisition Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Principals Holdings, LLC, Bain Capital Fund IV, L.P., Bain Capital

Fund IV-B, L.P., Information Partners Capital Fund, L.P., BCIP Associates, BCIP Trust Associates, L.P., Randolph Street Partners, Chisholm Partners II L.P., Fleet Equity Partners VII, L.P., Fleet Growth Resources III, Inc. and each of their respective affiliates, (ii) any employee benefit plan of the Company (or any employee benefit plan of a Subsidiary of the Company) or (iii) a trustee or other administrator or fiduciary holding securities under an employee benefit plan of the Company (or under any employee benefit plan of a Subsidiary of the Company).

        (k)  "Fair Market Value" of a share of Common Stock of the Company means, as of the date in question, the officially-quoted closing selling price of the stock (or if no selling price is quoted, the bid price) on the principal securities exchange on which the Common Stock is then listed for trading (including for this purpose the Nasdaq National Market) (the "Market") for the applicable trading day or, if the Common Stock is not then listed or quoted in the Market, the Fair Market Value shall be the fair value of the Common Stock determined in good faith by the Board; provided, however, that when shares received upon exercise of an option are immediately sold in the open market, the net sale price received may be used to determine the Fair Market Value of any shares used to pay the exercise price or applicable withholding taxes and to compute the withholding taxes.

        (l)    "Incentive Stock Option" means an option conforming to the requirements of Section 422 of the Code and any successor thereto.

        (m)  "Non-Employee Director" has the meaning given to such term in Rule 16b-3 under the Exchange Act and any successor thereto.

        (n)  "Non-qualified Stock Option" means any stock option other than an Incentive Stock Option.

        (o)  "Other Company Securities" mean securities of the Company other than Common Stock, which may include, without limitation, unbundled stock units or components thereof, debentures, preferred stock, warrants and securities convertible into or exchangeable for Common Stock or other property.

        (p)  "Subsidiary" means a corporation or other entity of which outstanding shares or ownership interests representing 50% or more of the combined voting power of such corporation or other entity entitled to elect the management thereof, or such lesser percentage as may be approved by the Committee, are owned directly or indirectly by the Company.

3.    Administration.

        The Plan shall be administered by the Committee; provided, however, that the Board may, in its discretion, at any time and from time to time, resolve to administer the Plan, in which case the term "Committee" shall be deemed to mean the Board for all purposes herein, and provided, further, that the Committee may, in its discretion, delegate, at any time and from time to time, any of its duties or responsibilities under the Plan to a subcommittee of the Committee. Subject to the provisions of the Plan, the Committee shall be authorized to (i) select persons to participate in the Plan, (ii) determine the form and substance of grants made under the Plan to each participant, and the conditions and restrictions, if any, subject to which such grants will be made, (iii) certify that the conditions and restrictions applicable to any grant have been met, (iv) modify the terms of grants made under the Plan, (v) interpret the Plan and grants made thereunder, (vi) make any adjustments necessary or desirable in connection with grants made under the Plan to eligible participants located outside the United States and (vii) adopt, amend, or rescind such rules and regulations, and make such other determinations, for carrying out the Plan as it may deem appropriate. Decisions of the Committee on all matters relating to the Plan shall be in the Committee's sole discretion and shall be conclusive and binding on all parties. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with applicable federal and state laws and rules and regulations promulgated pursuant thereto. No member of the Committee and no officer of the Company shall be liable for any action taken or omitted to be taken by such member, by any other member of the Committee or by any officer of the Company in connection with the performance of duties under the Plan, except for such person's own willful misconduct or as expressly provided by statute.

        The expenses of the Plan shall be borne by the Company. The Plan shall not be required to establish any special or separate fund or make any other segregation of assets to assume the payment of any award under the Plan, and rights to the payment of such awards shall be no greater than the rights of the Company's general creditors.

4.    Shares Available for the Plan.

        Subject to adjustments as provided in Section 15, an aggregate of 1,250,000 shares of Common Stock (the "Shares") may be issued pursuant to the Plan. Such Shares may be in whole or in part authorized and unissued or held by the Company as treasury shares. If any grant under the Plan expires or terminates unexercised, becomes unexercisable or is forfeited as to any Shares, or is tendered or withheld as to any shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld Shares shall thereafter be available for further grants under the Plan unless, in the case of options granted pursuant to the Plan, related SARs are exercised.

        Without limiting the generality of the foregoing provisions of this Section 4 or the generality of the provisions of Sections 3, 6 or 17 or any other section of this Plan, the Committee may, at any time or from time to time, and on such terms and conditions (that are consistent with and not in contravention of the other provisions of this Plan) as the Committee may, in its sole discretion, determine, enter into agreements (or take other actions with respect to the options) for new options containing terms (including exercise prices) more (or less) favorable than the outstanding options.

5.    Participation.

        Participation in the Plan shall be limited to those directors (including Non-Employee Directors), officers (including non-employee officers) and employees of, and other individuals performing services for, or to whom an offer of employment has been extended by, the Company and its Subsidiaries selected by the Committee (including participants located outside the United States). Nothing in the Plan or in any grant thereunder shall confer any right on a participant to continue in the employ as a director or officer of or in the performance of services for the Company or shall interfere in any way with the right of the Company to terminate the employment or performance of services or to reduce the compensation or responsibilities of a participant at any time. By accepting any award under the Plan, each participant and each person claiming under or through him or her shall be conclusively deemed to have indicated his or her acceptance and ratification of, and consent to, any action taken under the Plan by the Company, the Board or the Committee.

        Incentive Stock Options or Non-qualified Stock Options, SARs alone or in tandem with options, restricted stock awards, performance awards, or any combination thereof, may be granted to such persons and for such number of Shares as the Committee shall determine (such individuals to whom grants are made being sometimes herein called "optionees" or "grantees," as the case may be). Determinations made by the Committee under the Plan need not be uniform and may be made selectively among eligible individuals under the Plan, whether or not such individuals are similarly situated. A grant of any type made hereunder in any one year to an eligible participant shall neither guarantee nor preclude a further grant of that or any other type to such participant in that year or subsequent years.

6.    Incentive and Non-qualified Options and SARs.

        The Committee may from time to time grant to eligible participants Incentive Stock Options, Non-qualified Stock Options, or any combination thereof; provided, however, that the Committee may grant Incentive Stock Options only to eligible employees of the Company or its subsidiaries (as defined for this purpose in Section 424(f) of the Code or any successor thereto). In any one calendar year, the Committee shall not grant to any one participant options or SARs to purchase a number of shares of Common Stock in excess of 50% of the total number of Shares authorized under the Plan pursuant to Section 4. The options granted shall take such form as the Committee shall determine, subject to the following terms and conditions.

        It is the Company's intent that Non-qualified Stock Options granted pursuant to the Plan not be classified as Incentive Stock Options, that Incentive Stock Options be consistent with and contain or be deemed to contain all provisions required under Section 422 of the Code and any successor thereto, and that any ambiguities in construction be interpreted in order to effectuate such intent. If an Incentive Stock Option granted pursuant to the Plan does not qualify as such for any reason, then to the extent of such non-qualification, the stock option represented thereby shall be regarded as a Non-qualified Stock Option duly granted pursuant to the Plan, provided that such stock option otherwise meets the Plan's requirements for Non-qualified Stock Options.

        (a)  Price. The price per Share deliverable upon the exercise of each option ("exercise price") shall be established by the Committee, except that in the case of the grant of any Incentive Stock Option, the exercise price may not be less than 100% of the Fair Market Value of a share of Common Stock as of the date of grant of the option, and in the case of the grant of any Incentive Stock Option to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries, the exercise price may not be less than 110% of the Fair Market Value of a share of Common Stock as of the date of grant of the option, in each case unless otherwise permitted by Section 422 of the Code or any successor thereto.

        (b)  Payment. Options may be exercised, in whole or in part, upon payment of the exercise price of the Shares to be acquired. Unless otherwise determined by the Committee, payment shall be made:

          (i)      in cash (including check, bank draft, money order or wire transfer of immediately available funds);

          (ii)    by delivery of outstanding shares of Common Stock with a Fair Market Value on the date of exercise equal to the aggregate exercise price payable with respect to the options' exercise;

          (iii)    by simultaneous sale through a broker reasonably acceptable to the Committee of Shares acquired on exercise, as permitted under Regulation T of the Federal Reserve Board;

          (iv)    by authorizing the Company to withhold from issuance a number of Shares issuable upon exercise of the options which, when multiplied by the Fair Market Value of a share of Common Stock on the date of exercise, is equal to the aggregate exercise price payable with respect to the options so exercised; or

          (v)    by any combination of the foregoing.

Options may also be exercised upon payment of the exercise price of the Shares to be acquired by delivery of the optionee's promissory note, but only to the extent specifically approved by and in accordance with the policies of the Committee.

        In the event a grantee elects to pay the exercise price payable with respect to an option pursuant to clause (ii) above, (A) only a whole number of share(s) of Common Stock (and not fractional shares of Common Stock) may be tendered in payment, (B) such grantee must present evidence acceptable to the Company that he or she has owned any such shares of Common Stock tendered in payment of the exercise price (and that such tendered shares of Common Stock have not been subject to any substantial risk of forfeiture) for at least six months prior to the date of exercise, and (C) Common Stock must be delivered to the Company. Delivery for this purpose may, at the election of the grantee, be made either by (A) physical delivery of the certificate(s) for all such shares of Common Stock tendered in payment of the price, accompanied by duly executed instruments of transfer in a form acceptable to the Company, or (B) direction to the grantee's broker to transfer, by book entry, of such shares of Common Stock from a brokerage account of the grantee to a brokerage account specified by the Company. When payment of the exercise price is made by delivery of Common Stock, the difference, if any, between the aggregate exercise price payable with respect to the option being exercised and the Fair Market Value of the shares of Common Stock tendered in payment (plus any applicable taxes) shall be paid in cash. No grantee may tender shares of Common Stock having a Fair Market Value exceeding the aggregate exercise price payable with respect to the option being exercised (plus any applicable taxes).

        In the event a grantee elects to pay the exercise price payable with respect to an option pursuant to clause (iv) above, (A) only a whole number of Share(s) (and not fractional Shares) may be withheld in payment and (B) such grantee must present evidence acceptable to the Company that he or she has owned a number of shares of Common Stock at least equal to the number of Shares to be withheld in payment of the exercise price (and that such owned shares of Common Stock have not been subject to any substantial risk of forfeiture) for at least six months prior to the date of exercise. When payment of the exercise price is made by withholding of Shares, the difference, if any, between the aggregate exercise price payable with respect to the option being exercised and the Fair Market Value of the Shares withheld in payment (plus any applicable taxes) shall be paid in cash. No grantee may authorize the withholding of Shares having a Fair Market Value exceeding the aggregate exercise price payable with respect to the option being exercised (plus any applicable taxes). Any withheld Shares shall no longer be issuable under such option (except pursuant to any Reload Option (as defined below) with respect to any such withheld Shares).

        (c)  Terms of Options. The term during which each option may be exercised shall be determined by the Committee, but if required by the Code and except as otherwise provided herein, no option shall be exercisable in whole or in part more than ten years from the date it is granted, and no Incentive Stock Option granted to an employee who at the time of the grant owns more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries shall be exercisable more than five years from the date it is granted. All rights to purchase Shares pursuant to an option shall, unless sooner terminated, expire at the date designated by the Committee. The Committee shall determine the date on which each option shall become exercisable and may provide that an option shall become exercisable in installments. The Shares constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be designated by the Committee. Prior to the exercise of an option and delivery of the Shares represented thereby, the optionee shall have no rights as a stockholder with respect to any Shares covered by such outstanding option (including any dividend or voting rights).

        (d)  Limitations on Grants. If required by the Code, the aggregate Fair Market Value (determined as of the grant date) of Shares for which an Incentive Stock Option is exercisable for the first time during any calendar year under all equity incentive plans of the Company and its Subsidiaries (as defined in Section 422 of the Code or any successor thereto) may not exceed $100,000.

        (e)  Termination; Forfeiture.

          (i)      Death or Disability. If a participant ceases to be a director, officer or employee of, or to perform other services for, the Company and any Subsidiary due to death or Disability, (A) all of the participant's unvested options and SARs granted pursuant to this Plan that were not exercisable on the date of such participant's death or Disability shall be forfeited immediately upon such death or Disability and (B) all of the participant's vested options and SARs granted pursuant to this Plan shall remain exercisable for a period of 180 days from the date of such death or Disability, but in no event after the expiration date of such options or SARs; provided in the case of Disability that the participant does not engage in Competition during such 180-day period unless he or she received written consent to do so from the Board or the Committee. Notwithstanding the foregoing, if the Disability giving rise to the termination of employment is not within the meaning of Section 22(e)(3) of the Code or any successor thereto, Incentive Stock Options not exercised by such participant within 90 days after the date of termination of employment will cease to qualify as Incentive Stock Options and will be treated as Non-qualified Stock Options under the Plan if required to be so treated under the Code.

          (ii)    Retirement. If a participant ceases to be a director, officer or employee of, or to perform other services for, the Company and any Subsidiary upon the occurrence of his or her retirement as a director, officer or employee of, or service provider to the Company or any Subsidiary, then, at the discretion of the Committee, (A) all of the participant's options and SARs granted pursuant to this Plan that were not exercisable on the effective date of retirement shall be forfeited immediately upon the effectiveness of such retirement, provided, however, that such options and SARs may become fully vested and exercisable in the discretion of the Committee, and (B) all of the participant's options and SARs granted pursuant to this Plan that were exercisable on the effective date of such retirement shall remain exercisable for, and shall otherwise terminate at the end of, a period of 90 days after the effective date of such retirement, but in no event after the expiration date of such options or SARs; provided that the participant does not engage in Competition during such 90-day period unless he or she receives written consent to do so from the Board or the Committee.

          (iii)    Discharge for Cause. Prior to a Change in Control, if a participant ceases to be a director, officer or employee of, or to perform other services for, the Company or a Subsidiary due to Cause, or if a participant does not become a director, officer or employee of, or does not begin performing other services for, the Company or a Subsidiary for any reason (each, a "Discharge for Cause"), all of the participant's options and SARs granted pursuant to this Plan shall expire and be forfeited immediately upon such cessation or non-commencement, whether or not then exercisable. In connection with such a Discharge for Cause, the Company, at the sole discretion of the Committee, may repurchase all or any portion of any Shares (A) issued upon the exercise of an option or SAR granted pursuant to this Plan 181 days or more prior to the effective date of such Discharge for Cause and beneficially owned by such terminated participant (on the date of such participant's receipt of notice of Discharge for Cause), provided that the Company shall only be permitted to repurchase such Shares during the 90 day period beginning on the effective date of such Discharge for Cause and (B) issued upon the exercise of an option or SAR granted pursuant to this Plan 180 days or less prior to the effective date of such Discharge for Cause and beneficially owned by such terminated participant (on the date of such participant's receipt of notice of Discharge for Cause), provided that the Company shall only be permitted to repurchase such Shares during the 90 day period beginning 181 days after date of the issuance of such Shares (it being understood that to the extent Shares were issued to the terminated participant on more than one date, this clause shall be applied to each such issuance, provided that the Company may not repurchase any Shares within six months of the date of issuance of any such Shares). The repurchase price for any Shares repurchased by the Company pursuant to the preceding sentence shall be the lower of Fair Market Value or the terminated participant's cost thereof, as determined in good faith by the Committee.

          (iv)    Other Termination. Unless otherwise determined by the Committee, if a participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company or a Subsidiary for any reason other than death, Disability, Retirement or Cause, (A) all of the participant's options and SARs granted pursuant to this Plan that were exercisable on the date of such cessation shall remain exercisable for, and shall otherwise terminate at the end of, a period of 30 days after the date of such cessation, but in no event after the expiration date of such options or SARs; providedthat the participant does not engage in Competition during such 30-day period unless he or she receives written consent to do so from the Board or the Committee, and (B) all of the participant's options and SARs granted pursuant to this Plan that were not exercisable on the date of such cessation shall be forfeited immediately upon such cessation.

          (v)    Change in Control. If there is a Change in Control of the Company and a participant is terminated from being a director, officer or employee of, or from performing other services for, the Company or a Subsidiary within one year after such Change in Control, all of the participant's options and SARs granted pursuant to this Plan shall become fully vested and exercisable upon the effectiveness of such termination and shall remain so for up to 90 days after the effective date of such termination, but in no event after the expiration date of such options or SARs. Notwithstanding the foregoing, if there is a Change in Control of the Company, any options and SARs granted pursuant to this Plan to the persons serving immediately prior to such Change in control as the Chief Executive Officer or Chief Financial Officer of the Company or the Chief Executive Officer of FTD.COM INC. shall become fully vested and exercisable upon the effectiveness of such Change in Control and shall remain so for up to 90 days after the effective date of such Change in control, but in no event after the expiration date of such options or SARs. In addition, the Committee shall have the authority to grant options that become fully vested and exercisable automatically upon a Change in Control, whether or not the participant is subsequently terminated.

        (f)    Grant of Reload Options. The Committee may provide (either at the time of grant or exercise of an option), in its discretion, for the grant to a grantee who exercises all or any portion of an option ("Exercised Options") and who pays all or part of such exercise price with shares of Common Stock, of an additional option (a "Reload Option") for a number of shares of Common Stock equal to the sum (the "Reload Number") of the number of shares of Common Stock tendered or withheld in payment of such exercise price for the Exercised Options plus, if so provided by the Committee, the number of shares of Common Stock, if any, tendered or withheld by the grantee or withheld by the Company in connection with the exercise of the Exercised Options to satisfy any federal, state or local tax withholding requirements. The terms of each Reload Option, including the date of its expiration and the terms and conditions of its exercisability and transferability, shall be the same as the terms of the Exercised Option to which it relates, except that (i) the grant date for each Reload Option shall be the date of exercise of the Exercised Option to which it relates and (ii) the exercise price for each Reload Option shall be the Fair Market Value of the Common Stock on the grant date of the Reload Option.

7.    Stock Appreciation Rights.

        The Committee shall have the authority to grant SARs under this Plan, either alone or to any optionee in tandem with options (either at the time of grant of the related option or thereafter by amendment to an outstanding option). SARs shall be subject to such terms and conditions as the Committee may specify.

        No SAR may be exercised unless the Fair Market Value of a share of Common Stock of the Company on the date of exercise exceeds the exercise price of the SAR or, in the case of SARs granted in tandem with options, any options to which the SARs correspond. Prior to the exercise of the SAR and delivery of the cash and/or Shares represented thereby, the participant shall have no rights as a stockholder with respect to Shares covered by such outstanding SAR (including any dividend or voting rights).

        SARs granted in tandem with options shall be exercisable only when, to the extent and on the conditions that any related option is exercisable. The exercise of an option shall result in an immediate forfeiture of any related SAR to the extent the option is exercised, and the exercise of an SAR shall cause an immediate forfeiture of any related option to the extent the SAR is exercised.

        Upon the exercise of an SAR, the participant shall be entitled to a distribution in an amount equal to the difference between the Fair Market Value of a share of Common Stock on the date of exercise and the exercise price of the SAR or, in the case of SARs granted in tandem with options, any option to which the SAR is related, multiplied by the number of Shares as to which the SAR is exercised. The Committee shall decide whether such distribution shall be in cash, in Shares having a Fair Market Value equal to such amount, in Other Company Securities having a Fair Market Value equal to such amount or in a combination thereof.

        All SARs will be exercised automatically on the last day prior to the expiration date of the SAR or, in the case of SARs granted in tandem with options, any related option, so long as the Fair Market Value of a share of Common Stock on that date exceeds the exercise price of the SAR or any related option, as applicable. An SAR granted in tandem with options shall expire at the same time as any related option expires and shall be transferable only when, and under the same conditions as, any related option is transferable.

8.    Restricted Stock.

        The Committee may at any time and from time to time grant Shares of restricted stock under the Plan to such participants and in such amounts as it determines. Each grant of restricted stock shall specify the applicable restrictions on such Shares, the duration of such restrictions (which shall be at least six months except as otherwise determined by the Committee or provided in the third paragraph of this Section 8), and the time or times at which such restrictions shall lapse with respect to all or a specified number of Shares that are part of the grant.

        The participant will be required to pay the Company the aggregate par value of any Shares of restricted stock (or such larger amount as the Board may determine to constitute capital under Section 154 of the Delaware General Corporation Law, as amended, or any successor thereto) within ten days of the date of grant, unless such Shares of restricted stock are treasury shares. Unless otherwise determined by the Committee, certificates representing Shares of restricted stock granted pursuant to the Plan will be held in escrow by the Company on the participant's behalf during any period of restriction thereon and will bear an appropriate legend specifying the applicable restrictions thereon, and the participant will be required to execute a blank stock power therefor. Except as otherwise provided by the Committee, during such period of restriction the participant shall have all of the rights of a holder of Common Stock, including but not limited to the rights to receive dividends and to vote, and any stock or other securities received as a distribution with respect to such participant's restricted stock shall be subject to the same restrictions as then in effect for the restricted stock.

        If there is a Change in Control of the Company and a participant is terminated from being a director, officer or employee of, or from performing other services for, the Company or a Subsidiary within one year after such Change in Control, all of the restrictions on Shares of restricted Common Stock granted to such participant under this Plan shall lapse upon such termination. Notwithstanding the foregoing, if there is a Change in Control of the Company, all of the restrictions on any Shares of restricted Common Stock granted pursuant to this Plan to the persons serving immediately prior to such Change in control as the Chief Executive Officer or Chief Financial Officer of the Company or the Chief Executive Officer of FTD.COM INC. shall lapse upon such Change in control. Except as otherwise provided (i) in the two immediately preceding sentences or (ii) by the Committee, at such time as a participant ceases to be, or in the event a participant does not become, a director, officer or employee of, or otherwise performing services for, the Company or its Subsidiaries for any reason, all Shares of restricted stock granted to such participant on which the restrictions have not lapsed shall be immediately forfeited to the Company.

        Prior to a Change in control, in connection with a Discharge for Cause of a participant, the Company, at the sole discretion of the Committee, may repurchase all or any portion of any Shares of restricted stock granted to such participant on which the restrictions have lapsed ("Subject Shares") and which were (A) issued 181 days or more prior to the effective date of such Discharge for Cause and beneficially owned by such terminated participant (on the date of such participant's receipt of notice of Discharge for Cause), provided that the Company shall only be permitted to repurchase such Subject Shares during the 90 day period beginning on the effective date of such Discharge for Cause and (B) issued 180 days or less prior to the effective date of such Discharge for Cause and beneficially owned by such terminated participant (on the date of such participant's receipt of notice of Discharge for Cause), provided that the Company shall only be permitted to repurchase such Subject Shares during the 90 day period beginning 181 days after date of the issuance of such Common Stock (it being understood that to the extent Subject Shares were issued to the terminated participant on more than one date, this clause shall be applied to each such issuance, provided that the Company may not repurchase any Subject Shares within six months of the date of issuance of any such Subject Shares). The repurchase price for any Subject Shares repurchased by the Company pursuant to the preceding sentence shall be the lower of Fair Market Value or the terminated participant's cost thereof, as determined in good faith by the Committee.

9.    Performance Awards.

        Performance awards may be granted to participants at any time and from time to time as determined by the Committee. The Committee shall have complete discretion in determining the size and composition of performance awards granted to a participant, any restrictions on such award and the appropriate period over which performance is to be measured (a "performance cycle"). Performance awards may include (i) specific dollar-value target awards (ii) performance units, the value of each such unit being determined by the Committee at the time of issuance, and/or (iii) performance Shares, the value of each such Share being equal to the Fair Market Value of a share of Common Stock.

        The value of each performance award may be fixed or it may be permitted to fluctuate based on a performance factor (e.g., return on equity) selected by the Committee.

        The Committee shall establish performance goals and objectives for each performance cycle on the basis of such criteria and objectives as the Committee may select from time to time, including, without limitation, the performance of the participant, the Company, one or more of its Subsidiaries or divisions or any combination of the foregoing. During any performance cycle, the Committee shall have the authority to adjust the performance goals and objectives for such cycle for such reasons as it deems equitable.

        The Committee shall determine the portion of each performance award that is earned by a participant on the basis of the Company's performance over the performance cycle in relation to the performance goals for such cycle. The earned portion of a performance award may be paid out in Shares, cash, Other Company Securities, or any combination thereof, as the Committee may determine.

        A participant must be a director, officer or employee of, or otherwise perform services for, the Company or its Subsidiaries at the end of the performance cycle in order to be entitled to payment of a performance award issued in respect of such cycle; provided, however, that except as otherwise determined by the Committee, if a participant ceases to be a director, officer or employee of, or to otherwise perform services for, the Company and its Subsidiaries due to death, Disability or Approved Retirement prior to the end of the performance cycle, the participant shall earn a proportionate portion of the performance award based upon the elapsed portion of the performance cycle and the Company's performance over that portion of such cycle. With respect to any Shares or Other Company Securities issued as part of any performance award made hereunder, the Committee, at the time of issuance, may, in its discretion, make such Shares or Other Company Securities subject to repurchase by the Company in connection with a Discharge for Cause prior to a Change in control.

10.    Withholding Taxes.

        (a)  Participant Election. Unless otherwise determined by the Committee, a participant may elect to deliver shares of Common Stock (or have the Company withhold shares acquired upon exercise of an option or SAR or deliverable upon grant or vesting of restricted stock, as the case may be) to satisfy, in whole or in part, the amount the Company is required to withhold for taxes in connection with the exercise of an option or SAR or the delivery of restricted stock upon grant or vesting, as the case may be. Such election must be made on or before the date the amount of tax to be withheld is determined. Once made, the election shall be irrevocable. The fair market value of the shares to be withheld or delivered will be the Fair Market Value as of the date the amount of tax to be withheld is determined. In the event a participant elects to deliver or have the Company withhold shares of Common Stock pursuant to this Section 10(a), such delivery or withholding must be made subject to the conditions and pursuant to the procedures set forth in Section 6(b) with respect to the delivery or withholding of Common Stock in payment of the exercise price of options.

        (b)  Company Requirement. The Company may require, as a condition to any grant or exercise under the Plan or to the delivery of certificates for Shares issued hereunder, that the grantee make provision for the payment to the Company, either pursuant to Section 10(a) or this Section 10(b), of federal, state or local taxes of any kind required by law to be withheld with respect to any grant or delivery of Shares. The Company, to the extent permitted or required by law, shall have the right to deduct from any payment of any kind (including salary or bonus) otherwise due to a grantee, an amount equal to any federal, state or local taxes of any kind required by law to be withheld with respect to any grant or delivery of Shares under the Plan.

11.    Written Agreement; Vesting.

        Each employee to whom a grant is made under the Plan shall enter into a written agreement with the Company that shall contain such provisions, including without limitation vesting requirements, consistent with the provisions of the Plan, as may be approved by the Committee. Unless the Committee determines otherwise and except as otherwise provided in Sections 6, 7, 8 and 9 in connection with a Change in control or certain occurrences of termination, no grant under this Plan may be exercised, and no restrictions relating thereto may lapse, within six months of the date such grant is made.

12.    Transferability.

        Unless the Committee determines otherwise, no option, SAR, performance award or restricted stock granted pursuant to the Plan shall be transferable by a participant other than by will or the laws of descent and distribution. Unless the Committee determines otherwise, an option, SAR or performance award may be exercised only by the optionee or grantee thereof or by his or her executor or administrator or any person to whom the Option is transferred by will or the laws of descent and distribution; or by his or her guardian or legal representative; provided that Incentive Stock Options may be exercised by his or her guardian or legal representative only if permitted by the Code and any regulations thereunder. All provisions of this Plan shall in any event continue to apply to any option, SAR, performance award or restricted stock granted pursuant to the Plan and transferred as permitted by this Section 12, and any transferee of any such option, SAR, performance award or restricted stock shall be bound by all provisions of this Plan as and to the same extent as the applicable original grantee.

13.    Listing, Registration and Qualification.

        If the Committee determines that the listing, registration or qualification upon any securities exchange or under any law of Shares subject to any option, SAR, performance award or restricted stock grant is necessary or desirable as a condition of, or in connection with, the granting of same or the issue or purchase of Shares thereunder, no such option or SAR may be exercised in whole or in part, no such performance award may be paid out, and no Shares may be issued, unless such listing, registration or qualification is effected free of any conditions not acceptable to the Committee.

14.    Transfer of Employee.

        The transfer of an employee from the Company to a Subsidiary, from a Subsidiary to the Company, or from one Subsidiary to another shall not be considered a termination of employment; nor shall it be considered a termination of employment if an employee is placed on military or sick leave or such other leave of absence which is considered by the Committee as continuing intact the employment relationship.

15.    Adjustments.

        In the event of a reorganization, recapitalization, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, distribution of assets, or any other change in the corporate structure or shares of the Company, the Committee shall make such adjustment as it deems appropriate in the number and kind of Shares or other property available for issuance under the Plan (including, without limitation, the total number of Shares available for issuance under the Plan pursuant to Section 4), in the number and kind of options, SARs, Shares or other property covered by grants previously made under the Plan, and in the exercise price of outstanding options and SARs. Any such adjustment shall be final, conclusive and binding for all purposes of the Plan. In the event of any merger, consolidation or other reorganization in which the Company is not the surviving or continuing corporation or in which a Change in Control is to occur, all of the Company's obligations regarding options, SARs, performance awards, and restricted stock that were granted hereunder and that are outstanding on the date of such event shall, on such terms as may be approved by the Committee prior to such event, be assumed by the surviving or continuing corporation or canceled in exchange for property (including cash).

        Without limitation of the foregoing, in connection with any transaction of the type specified by clause (iii) of the definition of a Change in Control in Section 2(c), the Committee may, in its discretion, (i) cancel any or all outstanding options under the Plan in consideration for payment to the holders thereof of an amount equal to the portion of the consideration that would have been payable to such holders pursuant to such transaction if their options had been fully exercised immediately prior to such transaction, less the aggregate exercise price that would have been payable therefor, or (ii) if the amount that would have been payable to the option holders pursuant to such transaction if their options had been fully exercised immediately prior thereto would be equal to or less than the aggregate exercise price that would have been payable therefor, cancel any or all such options for no consideration or payment of any kind. Payment of any amount payable pursuant to the preceding sentence may be made in cash or, in the event that the consideration to be received in such transaction includes securities or other property, in cash and/or securities or other property in the Committee's discretion.

16.    Amendment and Termination of the Plan.

        The Board of Directors or the Committee, without approval of the stockholders, may amend or terminate the Plan, except that no amendment shall become effective without prior approval of the stockholders of the Company if stockholder approval would be required by applicable law or regulations, including if required for continued compliance with the performance-based compensation exception of Section 162(m) of the Code or any successor thereto, under the provisions of Section 422 of the Code or any successor thereto, or by any listing requirement of the principal stock exchange on which the Common Stock is then listed.

17.    Amendment or Substitution of Awards under the Plan.

        The terms of any outstanding award under the Plan may be amended from time to time by the Committee in its discretion in any manner that it deems appropriate (including, but not limited to, acceleration of the date of exercise of any award and/or payments thereunder or of the date of lapse of restrictions on Shares); provided that, except as otherwise provided in Section 15, no such amendment shall adversely affect in a material manner any right of a participant under the award without his or her written consent, and provided, further, that the Committee shall not reduce the exercise price of any options or SARs awarded under the Plan without approval of the stockholders of the Company. The Committee may, in its discretion, permit holders of awards under the Plan to surrender outstanding awards in order to exercise or realize rights under other awards, or in exchange for the grant of new awards, or require holders of awards to surrender outstanding awards as a condition precedent to the grant of new awards under the Plan.

18.    Commencement Date; Termination Date.

        The date of commencement of the Plan (the "Commencement Date") shall be the effective date of the merger contemplated by the Agreement and Plan of Merger dated as of March 3, 2002, among the Company, Florists' Transworld Delivery, Inc., Aroma Acquisition Corp. and FTD.COM Inc., subject to approval by the shareholders of the Company. If required by the Code, the Plan will also be subject to reapproval by the shareholders of the Company prior to the fifth anniversary of the Commencement Date.

        Unless previously terminated upon the adoption of a resolution of the Board terminating the Plan, the Plan shall terminate at the close of business on the tenth anniversary of the Commencement Date. No termination of the Plan shall materially and adversely affect any of the rights or obligations of any person, without his or her written consent, under any grant of options or other incentives theretofore granted pursuant to the Plan.

19.    Severability.

        Whenever possible, each provision of the Plan shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of the Plan is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of the Plan.

20.    Governing Law.

        The Plan shall be governed by the corporate laws of the State of Delaware, without giving effect to any choice of law provisions that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

* * * * *

ANNEX G

IOS BRANDS CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Independent Auditors' Report

The Board of Directors
IOS BRANDS Corporation:

        We have audited the accompanying consolidated balance sheets of IOS BRANDS Corporation and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IOS BRANDS Corporation and subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

        The consolidated balance sheets as of June 30, 2001 and 2000, and the consolidated statements of stockholders' equity for the years then ended have been restated as discussed in Note 2.

/s/ KPMG LLP

Chicago, Illinois
July 23, 2001, except as to Notes 1, 2, 15 and 16,
which are as of November 9, 2001

IOS BRANDS CORPORATION

CONSOLIDATED BALANCE SHEETS

As of June 30, 2001 and 2000

(In Thousands, Except Share Amounts)

	2001 Restated	2000 Restated
ASSETS
Current Assets:
Cash and cash equivalents	$30,890	$20,825
Restricted cash	1,400	—
Accounts receivable, less allowance for doubtful accounts of $4,984 at June 30, 2001 and $3,596 at June 30, 2000	23,251	22,893
Inventories, net	12,469	14,201
Deferred income taxes	3,556	2,901
Prepaid expenses and other	2,851	2,302

Total current assets	74,417	63,122
Property and equipment:
Land and improvements	1,600	1,600
Building and improvements	8,883	8,697
Mercury consoles	8,331	21,850
Furniture and equipment	23,435	22,333

Total	42,249	54,480
Less accumulated depreciation	26,592	37,013

Property and equipment, net	15,657	17,467
Other assets:
Deferred income taxes	5,942	9,359
Other noncurrent assets	13,301	12,742
Goodwill and other intangibles, less accumulated amortization of $19,350 at June 30, 2001 and $16,608 at June 30, 2000	66,034	68,776

Total other assets	85,277	90,877

Total Assets	$175,351	$171,466

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Book overdrafts	$8,013	$4,482
Accounts payable	32,974	37,224
Customer deposits	9,430	10,463
Unearned income	1,356	1,097
Other accrued liabilities	8,908	9,078

Total current liabilities	60,681	62,344
Long-term debt	54,875	54,750
Post-retirement benefits and accrued pension obligations, less current portion	5,957	5,517
Minority interest in subsidiary	2,699	1,006
Stockholders' equity:
Preferred stock: $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock:
Class A, $0.01 par value, 30,000,000 shares authorized; 12,598,227 and 12,593,227 shares issued at June 30, 2001 and 2000, respectively	126	123
Class B Convertible, $0.0005 par value, 3,000,000 shares authorized; 3,000,000 shares issued at June 30, 2001 and 2000, respectively	2	2
Paid-in capital	82,226	81,388
Accumulated deficit	(12,760)	(25,711)
Accumulated other comprehensive income (loss)	(564)	(106)
Unamortized restricted stock	(3,778)	(5,902)
Treasury stock at cost, 220,839 and 220,839 shares of Class A and 801,250 and 51,250 shares of Class B convertible as of June 30, 2001 and 2000, respectively	(14,113)	(1,945)

Total stockholders' equity	51,139	47,849

Total liabilities and stockholders' equity	$175,351	$171,466

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

IOS BRANDS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the Years Ended June 30, 2001, 2000 and 1999

(In Thousands, Except Per Share Amounts)

	2001	2000	1999
Revenues:
Products	$177,364	143,122	102,002
Services	130,886	124,605	111,431

Total Revenues	308,250	267,727	213,433
Costs of Goods Sold and Services Provided:
Products	137,434	110,074	75,996
Services	20,725	24,015	19,403

Total cost of goods sold and services provided	158,159	134,089	95,399
Gross Profit:
Products	39,930	33,048	26,006
Services	110,161	100,590	92,028

Total Gross Profit	150,091	133,638	118,034
Operating Expenses:
Advertising and selling	74,165	102,870	64,992
General and administrative	50,636	53,874	42,298

Total operating expenses	124,801	156,744	107,290
Income (loss) from operations	25,290	(23,106)	10,744

Other Income and Expenses:
Interest income	(1,474)	(1,905)	(619)
Interest expense	5,195	5,677	6,890
Foreign exchange loss	433	235	628
Other income	(12,029)	(1)	(200)
Other expense	14,535	—	—

Total other income and expenses	6,660	4,006	6,699

Income (loss) before income tax, minority interest And extraordinary item	18,630	(27,112)	4,045
Income tax expense (benefit)	3,771	(7,586)	3,192
Minority interest	1,908	(4,389)	—

Net income (loss) before extraordinary item	12,951	(15,137)	853

Extraordinary Item:
Loss on early extinguishment of debt, net of income tax benefit of $3,428	—	—	(3,714)

Net income (loss)	12,951	(15,137)	(2,861)
Dividends on subsidiary preferred stock	—	—	(74)

Net income (loss) available for common stockholders	$12,951	$(15,137)	$(2,935)

Other Comprehensive Income (Loss):
Foreign currency translation adjustments	(29)	(10)	3
Minimum pension liability adjustment, net of income tax expense of $252	(429)	—	—

Comprehensive income (loss)	$12,493	$(15,147)	$(2,858)

Net Income (Loss) Per Common Share—basic:
Net income (loss) before extraordinary item	$0.88	$(0.99)	$0.05
Extraordinary item	—	—	(0.24)

Net income (loss) per share	$0.88	$(0.99)	$(0.19)

Net Income (Loss) Per Common Share—diluted:
Net income (loss) before extraordinary item	$0.87	$(0.99)	$0.05
Extraordinary item	—	—	(0.24)

Net income (loss) per share	$0.87	$(0.99)	$(0.19)

Weighted Average Common Shares Outstanding:
Basic	14,655	15,328	15,355

Diluted	14,903	15,328	15,355

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

IOS BRANDS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended June 30, 2001, 2000 and 1999

(In Thousands)

	2001 Restated	2000 Restated	1999
Common stock at stated value
Balance at beginning of year	$125	$125	$128
Adjustment made to Class A shares	3	—	—
Cancellation of shares issued in 1998 Stock Offering	—	—	(3)

Balance at end of year	$128	$125	$125

Paid-in Capital
Balance at beginning of year	$81,388	$37,170	$36,893
Adjustment for subsidiary stock issuance (see Note 2)	—	44,218	—
Cancellation of shares issued in 1998 Stock Offering	—	—	(26)
Adjustment made to Class A shares	(3)	—	—
Issuance of stock, previously held in treasury	42	—	—
Tax benefit of restricted stock vesting	799	—	—
Issuance of common stock to officers	—	—	303

Balance at end of year	$82,226	$81,388	$37,170

Accumulated Deficit
Balance at beginning of year	$(25,711)	$(10,648)	$(7,713)
Net income (loss)	12,951	(15,137)	(2,861)
Dividends on Series A preferred stock of subsidiary	—	74	(74)

Balance at end of year	$(12,760)	$(25,711)	$(10,648)

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of year	$(106)	$(96)	$(99)
Foreign currency translation adjustment	(29)	(10)	3
Minimum pension liability adjustment	(429)	—	—

Balance at end of year	$(564)	$(106)	$(96)

Unamortized Restricted Stock
Balance at beginning of year	$(5,902)	$(913)	$(511)
Cancellation of restricted stock	101	—	—
Issuance of restricted stock	—	(5,432)	(630)
Amortization of restricted stock	2,023	443	228

Balance at end of year	$(3,778)	$(5,902)	$(913)

Treasury Stock
Balance at beginning of year	$(1,945)	$(1,860)	$(774)
Settlement of lawsuit	(12,000)	—	—
Issuance of stock, previously held in treasury	33	—	—
Repurchase of common stock	(201)	(85)	(1,382)
Issuance of common stock to officers	—	—	296

Balance at end of year	$(14,113)	$(1,945)	$(1,860)

Total Stockholders' Equity	$51,139	$47,849	$23,778

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

IOS BRANDS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2001, 2000 and 1999

(In Thousands)

	2001	2000	1999
Cash flows from operating activities:
Net income (loss)	$12,951	$(15,137)	$(2,861)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Settlement gain	(12,000)	—	—
Depreciation and amortization	9,487	8,628	7,307
Amortization of deferred financing costs and original issue discount	281	280	2,323
Deferred compensation expense	2,064	443	228
Web site development charge (gain)	(524)	4,403	—
Provision for doubtful accounts	3,134	1,931	442
Deferred income taxes	3,561	(7,775)	(431)
Minority interest in gain (loss) of subsidiary	1,908	(4,389)	—
Increase (decrease) in cash due to change in:
Restricted cash	(1,400)	—	—
Accounts receivable	(3,492)	(2,010)	849
Inventories	1,732	(560)	(380)
Prepaid expenses	(691)	866	(3,231)
Other noncurrent assets	297	1,462	423
Accounts payable	(3,726)	3,956	2,562
Accrued customer incentive programs	(365)	(4,683)	(7,874)
Other accrued liabilities, unearned income, and customer deposits	(252)	3,805	(1,861)

Net cash provided by (used in) operating activities	12,965	(8,780)	(2,504)

Cash flows from investing activities:
Capital expenditures	(3,952)	(15,655)	(8,970)
Officer notes receivable	(1,928)	(149)	(214)

Net cash used in investing activities	(5,880)	(15,804)	(9,184)

Cash flows from financing activities:
Net proceeds of revolving credit borrowings	91,325	68,875	62,000
Repayments of long-term debt	(91,250)	(65,925)	(69,051)
Proceeds from the issuance of Series A 8% redeemable convertible preferred stock by subsidiary	—	—	9,000
Cancellation of common stock	—	—	(29)
Issuance of subsidiary common stock	—	35,604	—
Book overdrafts	3,531	4,482	—
Repurchase of common stock	(168)	(85)	(1,382)

Net cash provided by financing activities	3,438	42,951	538

Effect of foreign exchange rate changes on cash	(29)	(10)	3
Minimum pension liability adjustment	(429)	—	—

Net increase (decrease) in cash and cash equivalents	10,065	18,357	(11,147)
Cash and cash equivalents at beginning of period	20,825	2,468	13,615

Cash and cash equivalents at end of period	$30,890	$20,825	$2,468

Supplemental disclosures of cash flow information
Cash paid for:
Interest	$4,989	$4,958	$6,103

Income taxes	$259	$119	$403

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

IOS BRANDS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2001 and 2000

(1) Summary of Significant Accounting Policies

Description of the Business

        IOS BRANDS Corporation is a Delaware corporation that was formed in 1994. The terms the "Company" or "IOS" refer to IOS BRANDS Corporation and its wholly owned subsidiaries, including Value Network Services, an Illinois corporation ("VNS"), and Florists' Transworld Delivery, Inc., a Michigan corporation ("FTD" or "the Operating Company"). The operations of FTD, the Company's principal operating subsidiary, include those of its indirect wholly owned subsidiaries Renaissance Greeting Cards, Inc. ("Renaissance") and FTD Canada, Inc., as well as its majority-owned subsidiary FTD.COM INC. ("FTD.COM"). FTD.COM's Class A common stock, par value $.01 per share, is quoted on the NASDAQ National Market under the symbol "EFTD." As of June 30, 2001, FTD owned approximately 85% of FTD.COM's outstanding common shares. Substantially all the operations of IOS are conducted through FTD and its subsidiaries.

Principles of Consolidation

        The consolidated financial statements of the Company include the accounts of IOS and its wholly-owned subsidiaries, including its primary operating subsidiaries FTD and Value Network Services, Inc. ("VNS"). The accounts of FTD include its wholly owned subsidiaries, Renaissance Greeting Cards, Inc. and FTD Canada, Inc., as well as its majority-owned subsidiary FTD.COM Inc. ("FTD.COM"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

        The Company considers all investments purchased with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

        Financial instruments consist primarily of accounts receivable, accounts payable, customer deposits, unearned income, other accrued liabilities and long-term debt. At June 30, 2001, because of the short maturity of those instruments other than long-term debt, the fair value of these financial instruments approximates the carrying amount. The fair value of long-term debt is disclosed in Note 3.

Book overdrafts

        Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes and are classified as "book overdrafts" on the balance sheet.

Inventories

        Inventory consists of finished goods and is stated at the lower of cost or market value. Prior to July 1, 1998, cost was determined on a First-In, First-Out (FIFO) basis. On April 1, 1999, the Company began to determine cost on a weighted average basis given management's determination that this method provides a better matching of revenues and expenses associated with its inventory, which is mainly comprised of seasonal purchases. The change in costing methods had no material effect on the consolidated statements of operations and comprehensive income for fiscal year 1999.

Property and Equipment

        Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. The useful lives are ten to 31.5 years for building and improvements, five years for Mercury consoles and five to ten years for furniture and equipment.

        Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts, and any gain or loss incurred in the ordinary course of business is included as a non-operating expense in the accompanying consolidated statements of operations and comprehensive income. Maintenance and repairs are charged to expense as incurred. Expenditures that improve or extend the life of existing property and equipment are capitalized.

Software to be Sold, Leased, or Marketed

        The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. SFAS No. 86 requires that all costs relating to the purchase or internal development and production of a computer software product to be sold, leased or otherwise marketed be expensed in the period incurred unless the requirements for technological feasibility have been established. The Company capitalizes all eligible computer software costs incurred once technological feasibility is established. The Company amortizes these costs using the greater of the straight-line method over a period of three to five years or the revenue method prescribed by SFAS No. 86.

Internal Use Software

        The Company has adopted the provisions of AICPA Statement of Position ("SOP") 98-1, Accounting for the Costs of Software Developed or Obtained for Internal Use and Emerging Issues Task Force Consensus No. 00-02, Accounting for Web Site Development Costs. Accordingly, certain costs incurred in the planning and development stage of internal-use computer software, including Web site development costs, are expensed as incurred. Costs incurred during the application development stage are capitalized.

Intangibles

        Goodwill is being amortized using the straight-line method over 30 years. Other intangibles consist of trademarks and acquired software and are being amortized over 40 and five years, respectively, using the straight-line method.

        The Company periodically evaluates whether events and circumstances that have occurred indicate that the remaining balance of goodwill and other intangibles may not be recoverable or that the remaining estimated useful lives may warrant revision. When such factors indicate that goodwill and other intangibles should be evaluated for possible impairment, the Company would use an estimate of undiscounted future cash flows to measure whether the goodwill and other intangibles is recoverable, and over what period. If estimated undiscounted future cash flows are less than the carrying amount of the asset, the asset is considered impaired and an expense is recorded in an amount required to reduce the carrying amount of the asset to its then fair value.

Income Taxes

        The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires that the asset and liability method of accounting be used for income taxes in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Translation

        In accordance with SFAS No. 52, Foreign Currency Translation, balance sheet accounts of the Company's foreign operations are translated from Canadian currency into U.S. dollars at the year-end rate of exchange, while income and expenses are translated at the weighted average rates of exchange for the year. Translation gains or losses related to net assets located outside the United States are included in stockholders' equity. Gains and losses resulting from foreign currency transactions are included in net income (loss).

Earnings per Share

        The Company computes net income (loss) per share in accordance with the provisions of SFAS No. 128, Earnings per Share. Under the provisions of SFAS No. 128, the computation of basic and diluted net income (loss) per share for the fiscal years ended June 30, 2001, 2000 and 1999 is as follows:

	Year Ended June 30,
	2001	2000	1999
	(In Thousands, Except Per Share Data)
Net income (loss)	$12,951	$(15,137)	$(2,935)

Weighted average basic shares of Common Stock outstanding	14,655	15,328	15,355
Effect of dilutive securities:
Unvested restricted shares of Class A Common Stock	90	—	—
Options to purchase shares of Class A Common Stock	158	—	—

Weighted average diluted shares of Common Stock outstanding	14,903	15,328	15,355

Basic net income (loss) per share of Common Stock	$0.88	$(0.99)	$(0.19)

Diluted net income (loss) per share of Common Stock	$0.87	$(0.99)	$(0.19)

        Shares associated with stock options that were not included in the calculation of diluted earnings per share because their effect was anti-dilutive consisted of approximately 47,000 shares, 355,000 shares and 137,000 shares for the years ended June 30, 2001, 2000 and 1999, respectively.

Revenues

        Revenues earned by the Company for processing floral and gift orders are recorded in the month the orders are filled. Revenues for other services related to the processing of such orders (including equipment rentals and transmission charges) are recorded in the period the service is provided. Sales of products are recorded when the products are shipped. Revenues relating to publications are recognized in the periods in which the publications are issued. Unearned revenue for Florists On-line Web site hosting is recognized ratably over the one-year life of the agreement.

        Revenues earned by FTD.COM are recorded when the order is fulfilled. Generally, when a customer makes a purchase that will be fulfilled by a florist, FTD.COM receives the order, charges the customers' credit card, and transmits the order to Mercury Network, which is owned by FTD. The Mercury Network then transmits the order to the filling florist. FTD.COM recognizes 100% of the order value as revenue. In addition, FTD.COM receives service fees for processing floral orders. The service fee for orders placed over the Internet is $7.99 and the service fee for orders placed over the telephone is $9.99. Orders that are not fulfilled by a florist, such as holiday gift baskets, are fulfilled by a manufacturer or third party distributor. From time to time, discounts are offered in connection with product promotions or holiday promotions to selected customer groups. Order revenues and service fees are reported net of discounts.

        The Company follows the provisions of SOP 97-2, Software Revenue Recognition as amended by SOP 98-9, Software Revenue Recognition with Respect to Certain Arrangements. SOP 97-2 requires revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, postcontract customer support, installation, training, etc.) to be allocated to each element based on the relative fair values of the elements. The Company recognizes revenue from software products (including specified upgrades/enhancements) at the time of shipment for systems sold. For systems that are being leased, the Company recognizes revenue ratably over the period of the lease agreement. Support revenue is recognized over the period of the support agreement. Installation and training are recognized at the time of occurrence. The Company currently records revenue in accordance with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101). The adoption of SAB101 did not have an effect on the Company's consolidated financial position or results of operations.

Stock-Based Compensation

        The Company follows the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25.

Advertising and Sales Promotion Costs

        The Company expenses production, advertising time and space costs and related residual rights and contracts at the time the advertising is first broadcast or displayed. Promotion costs are charged to expense when incurred. The Company also provides commissions to sending florists based on a negotiated fixed dollar amount per order sent which is expensed when the order is sent through the Clearinghouse. Additionally, cash rebates are earned by florists under a customer incentive program in conjunction with the credit card clearing services offered by the Company. The rebates are based on a percentage of the value of the transaction and are charged to expense as they are earned by the florist.

        In the years ended June 30, 2001, 2000 and 1999, advertising and sales promotion expense was $52 million, $82 million, and $52 million, respectively.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Reclassifications

        Certain amounts in the Company's fiscal 2000 and 1999 financial statements have been reclassified to conform to the current year presentation.

Accounting Standards not yet Adopted

        In June 2001, the Financial Accounting Standards Board ("FASB" issued SFAS No. 141, "Business Combinations" ("SFAS 141") which supersedes APB Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within scope of SFAS 141 be accounted for using only the purchase method. SFAS 141 is required to be adopted for all business combinations initiated after June 30, 2001. Management has assessed the impact of the adoption of SFAS 141 on its consolidated financial statements and believes the impact will not be material.

        Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which supercedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Management is currently evaluating the impact that adoption of SFAS 142 will have on its consolidated financial statements.

(2) Restatement

        The Company has restated its consolidated balance sheets as of June 30, 2001 and 2000, and its consolidated statements of stockholders' equity for the years then ended by reclassifying $44.2 million from minority interest in subsidiary to paid-in capital. The reclassification relates to the net proceeds of the September 28, 1999 IPO and over allotment option and the conversion of preferred stock of FTD.COM (see Note 15). The following table sets forth balances as originally reported and as restated (dollars in thousands):

	June 30, 2001		June 30, 2000
	As Reported	As Restated	As Reported	As Restated
Minority interest in subsidiary	$46,917	$2,699	$45,224	$1,006
Paid-in capital	$38,008	$82,226	$37,170	$81,388

(3) Intangibles

        On December 19, 1994, IOS completed an acquisition of all of the outstanding equity of Florists' Transworld Delivery Association, a Michigan nonprofit cooperative association (the "Acquired Company"), pursuant to the terms of an Agreement and Plan of Merger dated August 2, 1994.

Pursuant to this transaction, the Acquired Company was converted from a nonprofit cooperative association to a for-profit corporation.

        The Company accounted for the merger under the purchase method of accounting, and accordingly, the Company's consolidated financial statements reflect the allocation of the total purchase price to the tangible and intangible assets acquired and liabilities assumed of the Acquired Company as of December 19, 1994, based on their respective estimated fair values. At June 30, 2001, the $2.0 million of purchase price allocated to software was fully amortized.

        At June 30, 2001 and 2000, goodwill and other intangible assets relating to the merger consisted of the following:

	2001	2000
	(In Thousands)
Goodwill	$68,384	$68,384
Trademarks	15,000	15,000
Software	2,000	2,000

Total intangibles	85,384	85,384
Less accumulated amortization	19,350	16,608

Net intangibles total	$66,034	$68,776

(4) Financing Arrangements

        In November 1997 IOS entered into a credit agreement with Bank One Capital Markets, Inc. who arranged a financing package (the "Bank Credit Facilities") with Bank One, NA acting as Administrative Agent. The Bank Credit Facilities consist of a $30.0 million Multiple Draw Term Loan Facility and a $50 million Revolving Credit Facility, both maturing on December 31, 2003. Borrowings under both the Multiple Draw Term Loan Facility and the Revolving Credit Facility are subject to variable interest rates based on the London Interbank Offered Rate ("LIBOR"). The original proceeds of the Revolving Credit Facility were used to provide funds for the refinancing of the then existing debt totaling $24.6 million.

        On December 15, 1998, the Company repaid the $60.0 million aggregate principal amount of 14% Senior Subordinated Notes due December 15, 2001 (the "Notes"), which were registered under the Securities Act of 1933. The reacquisition price totaled $64.2 million and consisted of the $60.0 million principal on the Notes and a $4.2 million pre-payment penalty premium. The funds for the reacquisition of the Notes consisted of $50.0 million from the Multiple Draw Term Loan Facility, $12.0 million from the Revolving Credit Facility and $2.2 million from cash on hand. As a result of the reacquisition of the Notes, $1.7 million of unamortized original issuance discount and $1.2 million of unamortized deferred financing costs associated with the Notes were expensed in December, 1998. Accordingly, the loss on the reacquisition of the Notes totaled $7.1 million. The related income tax benefit attributable to the reacquisition of the Notes was $3.4 million, for a tax-effected loss on reacquisition of the Notes of $3.7 million which is reflected as an extraordinary item in the accompanying consolidated statements of operations and comprehensive income for the year ended June 30, 1999.

        The Company's credit agreements include covenants which, among other things, require that the Company maintain certain financial ratios and a minimum level of consolidated net worth. The Company is in compliance with all debt covenants at June 30, 2001. The Company's debt agreements also include restrictions on the declaration and payment of dividends.

        The Company's credit agreement imposes various restrictions on the Company, including restrictions that limit the Company's ability to incur additional debt, pay dividends or make other payments or investments, consummate asset sales, incur liens, merge, consolidate, or dispose of substantial assets, among other restrictions. In addition, substantially all of the assets of the Company, are pledged as security under the credit agreement. In connection with the capitalization of FTD.COM, the credit agreement was amended to exclude FTD.COM from these terms and restrictions in exchange for the Operating Company's pledge of its shares in FTD.COM and other monetary consideration.

        Interest on borrowings made under the Bank Credit Facilities is calculated using LIBOR (5.25% at June 30, 2001 for the Multiple Draw Term Loan and 6.36% for the Revolving Credit Facility). The Bank Credit Facilities provide a maximum commitment for letters of credit of $15 million. In addition, a quarterly commitment fee is required on the unused portion of the Revolving Credit Facility at the then applicable commitment fee percentage. The applicable commitment fee percentage shall be determined by the Company's leverage ratio on the last day of each fiscal quarter. As of June 30, 2001, the Company has unused trade letters of credit of approximately $13.1 million outstanding under the terms of the Revolving Credit Facility.

        As of June 30, 2001, $30.0 million is outstanding under the Multiple Draw Term Loan Facility and is scheduled to be permanently reduced, over a period of 10 consecutive unequal quarterly installments continuing until the termination date of December 31, 2003 through the use of the Revolving Credit Facility. The borrowings outstanding under the Revolving Credit Facility will mature on December 31, 2003.

Long-Term Debt

        At June 30, 2001 and 2000 long-term debt consisted of the following:

	2001	2000
	(In Thousands)
Multiple Draw Term Loan Facility	$30,000	$38,750
Revolving Credit Facility	24,875	16,000

Total long-term debt	$54,875	$54,750

        The Company estimated the fair value of long-term debt based on interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturity dates. The fair value approximates the carrying value of long-term debt as of June 30, 2001 and June 30, 2000.

        Aggregate maturities of debt at June 30, 2001 were as follows:

Fiscal Year	Payment Amount
(In Thousands)
2002	$11,250
2003	13,750
2004	29,875

Total	$54,875

        The outstanding debt balance of $54,875 was classified as long-term debt at June 30, 2001 as the Company intends to refinance the current portion of the Multiple Draw Term Loan Facility with borrowings under its Revolving Credit Facility, which is due on December 31, 2003.

(5) Leases

As Lessor

        The Company leases Mercury consoles and Mercury Wings systems to customers through leases classified as operating leases for accounting purposes. During fiscal year 2001, a portion of the Mercury consoles held in storage were disposed of and written off primarily due to the introduction of Mercury Wings, Advantage and Direct Systems. The Company did not recognize a loss on the disposal of the equipment. The net investment in equipment leased to customers under operating leases, including equipment used for maintenance purposes, was as follows at June 30, 2001 and 2000:

Description	2001	2000
	(In Thousands)
Mercury consoles	$8,331	$21,850
Mercury Wings systems	2,000	2,000

Total	10,331	23,850
Less: accumulated depreciation	8,942	21,960

Net investment	$1,389	$1,890

        The total minimum future rentals on non-cancelable leases of Mercury Wings systems are as follows:

Year	Amount
(In Thousands)
2002	$2,700
2003	1,447
2004	99

Total	$4,246

As Lessee

        The Company has entered into operating leases for certain hardware components of the Mercury Wings systems and corporate facilities and equipment. Rental expense relating to these leases totaled $1.7 million, $1.7 million and $1.0 million for fiscal 2001, 2000 and 1999, respectively. The minimum aggregate annual operating lease obligations are as follows:

Year	Amount
(In Thousands)
2002	$1,286
2003	511
2004	115
Thereafter	57

Total	$1,969

        The total minimum lease payments have not been reduced by minimum sublease rentals of $4.2 million due in the future under non-cancelable subleases of Mercury Wings systems and corporate facilities.

(6) Income Taxes

        The Company's net operating loss carryforwards at June 30, 2001 were $31.0 million and are available to offset future taxable income. The net operating loss carryforwards expire in varying amounts as follows: $4.7 million in 2019 and $26.3 million in 2020.

        The provision for income taxes on income before extraordinary item consists of the following components:

	2001	2000	1999
	(In Thousands)
Current—U.S	$—	$—	$—
Current—Foreign	—	211	172
Deferred—Federal (benefit)	3,308	(6,839)	2,775
Deferred—State (benefit)	463	(958)	245

Income tax expense (benefit)	$3,771	$(7,586)	$3,192

        The provision for income taxes for the years ended June 30, 2001, 2000 and 1999, differs from the amount computed by applying the U.S. federal income tax rate (34%) to pretax income because of the effect of the following items:

	2001	2000	1999
	(In Thousands)
Tax expense (benefit) at U.S. federal income tax rate	$6,334	$(9,218)	$1,375
State income taxes (benefit), net of federal income tax effect	306	(632)	162
Settlement of lawsuit	(3,740)	—	—
Change in valuation allowance	—	1,000	-
Amortization of purchased goodwill	775	775	798
Foreign income taxes	—	16	172
Other items, net	96	473	685

Income tax expense (benefit)	$3,771	$(7,586)	$3,192

        At June 30, 2001 and 2000, the Company's deferred tax assets and liabilities consisted of the following:

	2001	2000
	(In Thousands)
Current deferred tax assets:
Allowance for doubtful accounts	$1,844	$1,331
Unearned income	501	406
Inventory	701	940
Accrued vacation	221	191
Other	289	33

Current deferred tax assets	3,556	2,901

Noncurrent deferred tax assets:
Net operating loss carryforwards	11,479	14,823
Postretirement benefit obligations	1,800	1,890
Accrued pension	404	152
Other	175	362

Noncurrent deferred tax assets	13,858	17,227
Noncurrent deferred tax liabilities—tax over book depreciation and difference in basis	5,416	5,368

Noncurrent deferred tax assets before valuation	8,442	11,859
Deferred tax assets—valuation allowance	(2,500)	(2,500)

Net noncurrent deferred tax assets	5,942	9,359

Net deferred tax assets	$9,498	$12,260

        In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences are deductible. This assessment was performed considering expected taxable income in future years and tax planning strategies available to the Company. The Company has determined that it is more likely than not that $9.5 million of deferred tax assets will be realized. The valuation allowance of $2.5 million is provided against deferred tax assets that the Company has determined to be more likely than not, not realizable as of June 30, 2001. The subsequent recognition of $1.0 million of this tax benefit will be applied to goodwill, as it was generated from the August 2, 1994 merger between IOS and the Florists' Transworld Delivery Association.

(7) Software to be Sold, Leased, or Marketed

        The costs associated with the development of the Mercury Wings and other computer software are capitalized in accordance with SFAS No. 86 and are recorded in other noncurrent assets on the Consolidated Balance Sheet at June 30, 2001 and 2000. As of June 30, 2001, 2000 and 1999, capitalized computer software costs were $4.4 million, $2.7 million and $1.4 million, respectively. During the years ended June 30, 2001, 2000 and 1999, $1.0 million, $0.7 million and $0.2 million, respectively, were charged to expense for amortization of capitalized computer software costs. In accordance with SFAS No. 86, at June 30, 2001, the unamortized capitalized cost of the computer software was compared to the net realizable value of the product to determine whether any necessary write-downs should be made. The net realizable value is the estimated future gross revenues reduced by the estimated future cost of completing and disposing of the product. As of June 30, 2001 no write-down was necessary.

(8) Internal Use Software

        Certain costs incurred in the planning and development stage of internal-use computer software, including Web site development costs, are expensed as incurred. During fiscal year 2000, the Company capitalized $3.7 million of Web site development costs. During fiscal year 2000, the Company wrote-off $3.5 million of the previously capitalized Web site development costs as part of the $4.4 million one-time charge associated with the development work related to an unlaunched version of FTD.COM's Web site.

        Capitalized software costs are amortized over the expected economic life of five years using the straight-line method. At June 30, 2001, 2000 and 1999, the capitalized software costs were $10.5 million, $9.6 million and $4.1 million, respectively, and are included in other noncurrent assets on the Consolidated Balance Sheet at June 30, 2001 and 2000. During the years ended June 30, 2001, 2000 and 1999, amortization expense was $2.1 million, $1.4 million and $0.2 million, respectively.

(9) Postretirement Benefits Other Than Pensions

        The Company previously provided postretirement health care benefits to qualifying retirees under the terms of the Company's qualified retirement plan. The plan retirees are required to share in the cost of these benefits. The Company no longer provides such benefits to employees. As a result of eliminating active employees from the plan, the Company created an unrecognized net gain that is being amortized over the average retiree life expectancy of 15.6 years.

        In accordance with the disclosure requirements of SFAS No. 132, Employers Disclosures about Pensions and Other Postretirement Benefits, the following tables provide a reconciliation of the benefit obligation and funded status as of June 30, 2001 and 2000, as well as the components of net periodic postretirement benefit costs for the years ended June 30, 2001, 2000 and 1999:

	2001	2000
	(In Thousands)
Benefit obligation at beginning of year	$2,019	$2,480
Interest cost	154	166
Benefits paid	(194)	(225)
Actuarial (gain) loss	90	(402)

Benefit obligation at end of year	$2,069	$2,019

Funded status	$(2,069)	$(2,019)
Unrecognized net (gain) loss	(3,053)	(3,345)

Accrued benefit cost	$(5,122)	$(5,364)

	2001	2000	1999
	(In Thousands)
Service cost	$—	$—	$—
Interest cost	154	166	175
Recognized net actuarial gain	(201)	(180)	(175)

Total net periodic postretirement benefit cost	$(47)	$(14)	$—

        The discount rates used in determining the accumulated postretirement benefit obligation (the "APBO") were 7.5% at and for the year ended June 30, 2001, 8.0% at and for the year ended June 30, 2000 and 7.00% at and for the year ended June 30, 1999. For measurement purposes an 8.23% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease to 5.75% in 2007 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. If the current health care cost trend rate assumption was increased by one percent, the APBO as of June 30, 2001, would have increased approximately $220,000, or 10.6%, while the net periodic cost for the fiscal year ended June 30, 2001, would have increased approximately $17,000, or 11.2%. If the current health care cost trend rate assumptions were decreased by one percent, the APBO as of June 30, 2001, would have decreased approximately $191,000, or 9.2%, while the periodic cost for the fiscal year ended June 30, 2001, would have decreased $15,000, or 9.7%.

(10) Pension Plans

        Approximately 150 employees and former employees participate under the defined benefit plan, including 8 currently retired employees. Benefits under the pension plan, which has been frozen since January 1, 1997, were based on the employee's age, years of service and the highest consecutive five-year average compensation.

        In accordance with the disclosure requirements of SFAS No. 132, the following tables provide a reconciliation of the benefit obligation and plan assets, as well as the funded status, of the pension plan as of June 30, 2001 and 2000:

	2001	2000
	(In Thousands)
Projected benefit obligation at beginning of year	$1,632	$1,934
Interest cost	147	132
Benefits paid	(248)	(251)
Actuarial (gain) loss	432	(183)

Projected benefit obligation at end of year	$1,963	$1,632

Fair value of plan assets at beginning of year	$1,241	$1,492
Actual return on plan assets	(164)	—
Benefits paid	(248)	(251)

Fair value of plan assets at end of year	$829	$1,241

Funded Status	$(1,134)	$(391)
Unrecognized net (gain) loss	571	(86)

Accrued pension cost	$(563)	$(477)

        During the fiscal years ending June 30, 2001, 2000 and 1999 pension expense of $85,000, $2,000 and $86,000, respectively, were recognized in relation to the pension plan.

        Plan assets for the defined benefit plan consist of investments in common stock, real estate properties, fixed income securities and short-term investments. The table below provides the necessary disclosures in accordance with SFAS No. 132 of the components of pension expense for the defined benefit plan for the years ended June 30, 2001, 2000 and 1999:

	2001	2000	1999
	(In Thousands)
Interest cost	$147	$132	$178
Expected return on assets	(107)	(130)	(92)

Net periodic pension cost	$40	$2	$86

Settlement loss	45	—	—
Total pension cost	$85	$2	$86

        The discount rate used to calculate the projected benefit obligation was 7.5%, 8.0%, and 7.0% at June 30, 2001, 2000, and 1999 respectively. For fiscal 2001, 2000 and 1999, the rate of increase in future compensation levels was 5.0% and the expected long-term rate of return on assets was 9.0%.

        The Company sponsors a 401(k) savings plan for all of its eligible employees. All eligible employees may contribute between 1% and 15% of their gross annual salary on a pre-tax basis. The Company matches an amount equal to 50% of each participant's pre-tax contribution up to 6% of the participant's compensation. Company contributions to the 401(k) plan for fiscal 2001 and 2000 were $135,786 and $279,358, respectively.

(11) Related Party Transactions

        The Company incurred expenses of $2.1 million, $2.0 million and $2.0 million for each of the years ended June 30, 2001, 2000 and 1999, respectively, related to the payment for management consulting services to certain investors of the Company.

        The Company loaned various officers of the Company, cumulatively $2.5 million, with terms ranging from four to five years, due dates ranging from 2003 to 2005, accrued interest ranging from 6.5% to 8.5% per annum and principal due at maturity.

(12) Stock Awards and Incentive Plans

        The Company's 1994 Stock Award and Incentive Plan, as amended (the "Plan"), was adopted by the Board of Directors of the Company and approved by the Company's stockholders. The maximum number of shares of Common Stock authorized for issuance under the Plan is equal to 15% of the initial equity capital of the Company upon the consummation of the Merger.

        The Plan provides for the granting of incentive stock options ("ISOs"); options which do not qualify as ISO's, nonqualified stock options ("NSOs"); or a combination of both ISOs and NSOs ("Options"); provided, however, that ISOs may only be granted to employees of the Company and its subsidiaries. Options granted under the Plan may be accompanied by stock appreciation rights or limited stock appreciation rights or both. The Plan also provides for the granting of restricted stock, deferred stock and performance shares (together, "Restricted Awards"). The Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974, as amended, nor is the Plan a qualified plan within the meaning of section 401 (a) of the Internal Revenue Code of 1986, as amended. To date the Company has not issued stock appreciation rights, limited stock appreciation rights, deferred stock or performance shares.

        During fiscal 1999, the Board of Directors approved changes to the vesting schedules of Stock Option Agreements granted prior to fiscal 1999. Stock Option Agreements with an original vesting schedule for the options to become exercisable in four 25% installments commencing after two years will now commence after only one year, still at a rate of 25% per year. This plan modification did not result in any change from the intrinsic value of the options granted as measured pursuant to the requirement of APB 25. As such, no compensation expense was required to be recognized.

        During the year ended June 30, 2001, employees were granted options to purchase 102,300 shares of the Company's Common Stock at an exercise price of $16.00 per share. These options vest and become exercisable in five equal installments.

        During the year ended June 30, 2000, employees were granted options to purchase 88,400 shares of the Company's Common Stock at an exercise price of $25.00 per share. These options vest and become exercisable in five equal installments.

        During the year ended June 30, 1999, employees were granted options to purchase 162,100 shares of the Company's Common Stock at an exercise price of $10.50 per share. These options vest and become exercisable in five equal installments.

        As of June 30, 2001, 2000 and 1999 options covering 641,100, 613,300 and 580,700 shares, respectively, of Class A Common Stock were outstanding, of which 413,070, 298,030 and 174,000 shares were vested, respectively. There were 12,550 and 19,000 options exercised during fiscal year 2001 and 1999, respectively, and no options were exercised during fiscal 2000. In addition, 61,950, 55,800 and 81,400 options were canceled during the years ended June 30, 2001, 2000 and 1999, respectively.

        During June 2000, the Company granted 525,000 restricted shares of FTD.COM Class B Common Stock to employees of the Company in the form of restricted shares, which automatically converted into shares of FTD.COM Class A Common Stock. The employees will earn the restricted shares in exchange for future services to be provided to the Company over a three-year period. The Company recorded deferred compensation in the amount of $5.4 million, equal to the market value of the restricted shares at the date of grant. During the year ended June 30, 1999, employees were granted 70,000 shares of restricted stock with a weighted average fair value of $10.50 per share and a vesting period of five unequal annual installments. Also, during year ended June 30, 1999, 10,000 restricted shares previously granted were canceled. No restricted stock was granted in fiscal year 2001. The Company recognized compensation expense in general and administrative expenses of $0.5 million and $26,000 in fiscal years 2001 and 2000, respectively, related to grants of FTD.COM restricted stock.

        The Company did not grant any IOS restricted stock for fiscal years 2001 and 2000. The Company granted 70,000 shares of restricted stock in fiscal year 1999 and cancelled 10,000 restricted shares previously granted. The Company recognized compensation expense in general and administrative expenses of $0.2 million in each of the fiscal years ended 2001, 2000 and 1999, related to grants of IOS restricted stock.

        The Company applies APB Opinion No. 25 and related interpretations in accounting for the Plan and accordingly, no compensation cost has been recognized for options granted under the Plan since the option price was equal to or greater than the market price at the date of the grant. Had compensation cost for the Plan been determined based on the fair value at the grant dates for options under the Plan consistent with SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts shown in the table below:

Pro Forma Results

	2001 As Reported	2001 Pro Forma	2000 As Reported	2000 Pro Forma	1999 As Reported	1999 Pro Forma
Net income (loss) available to common stockholders (in thousands)	$12,951	$12,686	$(15,137)	$(15,369)	$(2,935)	$(3,067)
Earnings per share:
Basic	$0.88	$0.87	$(0.99)	$(1.00)	$(0.19)	$(0.20)
Diluted	$0.87	$0.85	$(0.99)	$(1.00)	$(0.19)	$(0.20)

        The pro forma disclosures shown are not representative of the future effects on net income and earnings per share.

        The fair values of the options granted under the Plan during fiscal 2001, 2000 and 1999 were determined at the grant date using the Black-Scholes single option reduced term pricing model. The significant assumptions used to calculate the fair value of option grants were: risk-free interest rates ranging from 4.27% to 6.00%, expected volatility ranging from 0% to 50%, expected lives of 3.5 to 3.83 years, price per share ranging from $10.50 to $25.00 and no expected dividends for the shares.

Summary Stock Option Activity

	Class A Common Stock Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value of Options Granted
Outstanding at June 30, 1998	519,000	8.79
Granted	162,100	10.50	1.75
Exercised	(19,000)	3.75
Canceled	(81,400)	9.15

Outstanding at June 30, 1999	580,700	9.38
Granted	88,400	25.00	7.96
Canceled	(55,800)	13.31

Outstanding at June 30, 2000	613,300	11.28
Granted	102,300	16.00	5.08
Exercised	(12,550)	6.03
Canceled	(61,950)	19.08

Outstanding at June 30, 2001	641,100	11.38

Exercisable at June 30, 2001	413,070	9.11
Exercisable at June 30, 2000	298,030	8.88
Exercisable at June 30, 1999	174,000	8.45

Stock Options Outstanding

	Options Outstanding
				Options Exercisable
			Weighted Average Exercise Price
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life		Number of Shares	Weighted Average Exercise Price
		(in years)
$3.75	128,000	5.92	$3.75	128,000	$3.75
$7.75 - 10.50	199,300	6.80	$9.11	117,570	$8.67
$12.50	100,000	5.93	$12.50	100,000	$12.50
$15.00 - 16.00	167,000	7.68	$15.46	67,500	$15.00
$25.00	46,800	8.25	$25.00	—	—

        The FTD.COM INC. 1999 Equity Incentive Plan (the "FTD.COM Plan") provides for the issuance of up to 4,500,000 shares of FTD.COM Class A common stock in connection with the granting of option rights, stock appreciation rights (SARs), restricted shares, deferred shares, performance awards or any combination of the foregoing pursuant to the FTD.COM Plan. In addition, the FTD.COM Plan provides that the aggregate number of shares of FTD.COM Class A common stock actually issued or transferred by FTD.COM upon the exercise of incentive stock options shall not exceed 1,000,000 shares of FTD.COM Class A common stock; no plan participant shall be granted option rights and appreciation rights, in the aggregate, for more than 1,000,000 shares of FTD.COM Class A common stock during any period of one year; the number of shares issued as restricted shares shall not in the aggregate exceed 2,500,000 shares of FTD.COM Class A common stock; and no non-employee director shall be granted option rights, appreciation rights and restricted shares, in the aggregate, for more than 100,000 shares of FTD.COM Class A common stock during any fiscal year of FTD.COM.

        To date, FTD.COM has not granted any SARs, deferred shares or performance awards.

        Outstanding nonqualified stock options are exercisable during a ten-year period beginning one to four years after the date of grant. All currently outstanding options were granted with an exercise price equal to either the fair market value on (a) the date of grant or (b) the optionee's first date of employment with FTD.COM. Changes in options outstanding are summarized as follows:

	Options Outstanding
	Options	Range of Exercise Prices	Weighted-Average Exercise Price
Balance, June 30, 1999	—	—	—
Granted	2,499,300	$2.88 - $16.00	$10.04
Exercised	—	—	—
Recaptured or terminated	(2,351,300)	4.72 - 16.00	10.34

Balance, June 30, 2000	148,000	2.88 - 16.00	$5.20
Granted	160,000	1.94 - 2.69	2.05
Exercised	—	—	—
Recaptured or terminated	(48,000)	2.88 - 7.75	4.17

Balance, June 30, 2001	260,000	$1.94 - $ 8.00	$3.46

        There were 25,000 stock options exercisable, with a weighted average exercise price of $5.70, at June 30, 2001. There were no options exercisable at June 30, 2000. The following table summarizes information regarding stock options outstanding at June 30, 2001.

Range of Exercise Prices	Options Outstanding	Weighted- Average Remaining Life (In Years)	Weighted- Average Exercise Price
$1.94 - $2.91	205,000	9.41	$2.24
$8.00	55,000	8.47	8.00

Total Options	260,000	9.21	$3.46

        Using the Black-Scholes single option pricing model and the following assumptions, the average estimated fair value, at the dates of grant of options in fiscal year 2001 and 2000, was $1.21 and $0.98 per share of FTD.COM Class A Common Stock, respectively.

	2001	2000
Risk-free interest rate	4.8%	6.2%
Expected dividend yield	0%	0%
Expected volatility	75%	75%
Estimated lives of options (in years)	4.0	4.0

        Based on the above assumptions, FTD.COM would have recognized an additional $45,000 and $9,000 of compensation expense in fiscal years 2001 and 2000, respectively, if the estimated costs of the outstanding granted stock options had been recorded in the financial statements.

        Options granted throughout fiscal years 2001 and 2000 vest equally each year over a four-year period from the date of grant. As a result, the estimated cost indicated above reflects only a partial vesting of such options. If full vesting were assumed, the estimated pro forma costs for the year would have been higher than indicated above.

        FTD.COM granted 1,355,000 restricted shares of Class A Common Stock at a weighted-average fair value, at the dates of grant, of $2.87 in fiscal year 2000 to key members of FTD.COM's management. No restricted shares were granted in fiscal year 2001 or prior to fiscal year 2000. FTD.COM recognized compensation—related general and administrative expenses of $1.3 million and $0.2 million in fiscal year 2001 and 2000, respectively, related to the grants of restricted stock. The restricted stock vests equally each year over a three-year period from the date of grant.

(13) Commitments and Contingencies

        The Company is involved in various lawsuits and other matters arising in the normal course of business. In the opinion of the management of the Company, although the outcomes of these claims and suits are uncertain, they should not have a material adverse effect on the Company's financial condition, liquidity, or results of operations.

(14) Capital Stock Transactions

        The Company's Class A and non-voting class B Common Stock rank equally and, except with respect to voting power, are substantially identical in all material respects. Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder. The Company is authorized to establish and designate one or more series of preferred stock.

        The Company repurchased into treasury 12,550, 7,882 and 66,183 shares of Class A Common Stock at an approximate cost of $201,000, $85,000 and $844,000 during fiscal 2001, 2000 and 1999, respectively. During fiscal 1999, the Company repurchased 51,250 shares of Class B Common Stock at a cost of approximately $538,000.

        During fiscal 2001, the Company settled an ongoing lawsuit whereby one of the Company shareholders, and former warrantholder, agreed to return 750,000 of the Company's Class B Common

Stock, which the Company treated as treasury stock. For further discussion of the settlement, please see Note 18 herein.

	2001	2000	1999
	(In Thousands)
Common Stock:
Class A, shares outstanding
Balance at beginning of year	12,593	12,593	12,543
Cancellation of shares issued	—	—	(3)
Adjustment made to Class A shares	5	—	—
Sale of common stock to officers	—	—	53

Balance at end of year	12,598	12,593	12,593

Class B, shares outstanding	3,000	3,000	3,000

Treasury Shares:
Class A shares
Balance at beginning of year	221	213	213
Issuance of treasury stock	(13)	—	(66)
Repurchase of treasury stock	13	8	66

Balance at end of year	221	221	213

Class B shares
Balance at beginning of year	51	51	0
Repurchase of treasury stock	—	—	51
Shares received in settlement of lawsuit	750	—	—

Balance at end of year	801	51	51

(15) Subsidiary Capital Stock Transactions

        On May 19, 1999, the Operating Company incorporated a new subsidiary, FTD.COM, as a Delaware corporation in connection with the filing of a registration statement and amendments thereto with the Securities and Exchange Commission covering the sale of shares of FTD.COM Class A common stock to the public. FTD.COM was capitalized through the authorization of 250,000,000 shares of Class A common stock and 100,000,000 shares of Class B common stock and the issuance of 40,920,000 shares of Class B common stock, retroactively adjusted by a 12 for 1 stock split to the Operating Company. In consideration for the receipt of 40,920,000 shares of Class B common stock, the Operating Company contributed to FTD.COM the assets and liabilities relating to the consumer floral order and specialty gift product business. In addition, in connection with the incorporation of FTD.COM, 5,000,000 shares of preferred stock were authorized.

        On May 19, 1999, FTD.COM designated 90,000 shares of its preferred stock as Series A preferred stock ("Series A preferred stock"). On May 20, 1999, 30,000 shares of the Series A preferred stock were issued and sold to an investor for consideration of $3.0 million. On May 25, 1999, 60,000 shares of the Series A preferred stock were issued and sold to an investor for consideration of $6.0 million.

        These shares of Series A preferred stock had a liquidation preference of $100 per share and accrued dividends at an annual rate of 8% of the liquidation preference. Accrued dividends were payable at the discretion of the Board of Directors of FTD.COM and were mandatorily payable upon liquidation or redemption.

        On September 28, 1999, FTD.COM agreed to issue and sell 4,500,000 shares of its Class A common stock to the public in an IPO transaction at a price of $8.00 per share, resulting in gross proceeds from the offering of $36.0 million. The IPO closed on October 4, 1999, at which time FTD.COM collected the gross proceeds of $36.0 million less underwriting discounts of $2.5 million. In addition, the $33.5 million net cash received from the underwriters was reduced by other offering expenses of $2.0 million. The net proceeds of $31.5 million were recorded as paid-in capital. Prior to the IPO, FTD owned 100% of the outstanding common stock of FTD.COM. There was no gain recorded by the Company upon the sale of FTD.COM's stock. The Company's accounting policy is to account for a subsidiary direct sale of unissued shares as a capital transaction.

        Upon the closing of the IPO of FTD.COM on October 4, 1999, the 90,000 shares of FTD.COM's Series A 8% Cumulative Redeemable Convertible Preferred Stock were automatically converted into 1,384,614 shares of FTD.COM Class A common stock. Upon conversion, the Company reclassified the preferred stockholders' equity in a subsidiary of $9.0 million to paid-in capital and the accrued dividends of $74,301 were offset against the retained earnings of FTD.COM.

        On October 6, 1999, the underwriters of the IPO exercised their one time option to purchase 495,000 additional shares of FTD.COM Class A common stock at the IPO price of $8.00 per share, representing a portion of the over-allotment option granted to the underwriters in connection with the IPO. The net proceeds to FTD.COM from this issuance and sale of 495,000 shares of Class A common stock were $3.7 million after deducting underwriting discounts and commissions and were recorded as paid-in capital.

        During May 2000, FTD.COM granted 1,355,000 shares of FTD.COM Class A common stock to employees of FTD.COM in the form of restricted shares. During June 2000, the Company granted 525,000 shares of FTD.COM Class B common stock to employees of the Company in the form of restricted shares. There were no restricted shares granted by FTD.COM or the Company in fiscal year 2001. Upon completion of the above events, FTD owned approximately 87% of the outstanding common stock of FTD.COM through its ownership of 40,395,000 shares of Class B common stock.

(16) Minority Interest in Subsidiary

        The Company's consolidated financial statements for the years ended June 30, 2001 and 2000 reflect the minority interest in FTD's subsidiary, FTD.COM. The minority interest in such subsidiary was approximately 15% as of June 30, 2001 and approximately 13% as of June 30, 2000. The minority interest in FTD.COM's income was $1.9 million and in FTD.COM's loss was $4.4 for the years ended June 30, 2001 and 2000 respectively.

(17) Revenues from the Sale of the Floral Selections Guide ("FSG")

        As a condition of FTD affiliation, all FTD florists must purchase a FSG and related workbook every two years. The Company recognizes revenue related to the FSG when it is purchased by the florist. The purchase of such FSG entitles the FTD florist to a non-exclusive, non-transferable right for on premise use of the FSG for as long as the purchaser remains an FTD florist in good standing. There are no refund provisions associated with the purchase of FSG. Historically, the Company has provided de minimis refunds in isolated cases. For the year ended June 30, 2000, FTD did not recognize any FSG revenue. Revenue from sales of the FSG during the years ended June 30, 2001 and 1999 was $3.9 million and $2.8 million, respectively.

(18) Settlement Gain

        A placement agent received warrants for 750,000 shares of Class B Common Stock in partial payment for its services related to the financing of the original acquisition of Florists' Transworld Delivery Association ("FTDA"), a Michigan non-profit corporation, which was converted following that acquisition into Florists' Transworld Delivery Inc., a Michigan for-profit corporation. Subsequently, the warrants and cash representing the exercise price of the warrants were exchanged for 750,000 shares of Class B Common Stock of the Company.

        The Company disputed the placement agent's claim for compensation and filed suit for breach of fiduciary duty and other claims. On July 26, 2000, the Company settled the lawsuit whereby the placement agent returned the 750,000 shares of Class B Common Stock, which the Company subsequently recorded as treasury stock. As a result of this settlement, in the third quarter of fiscal 2001, the Company recognized a settlement gain of $12.0 million, on a pretax basis, based on an independent third party valuation to determine the fair market value of the stock received in the settlement.

(19) FTD Association Termination Agreement

        On April 30, 2001, FTD entered into a Termination Agreement with the Association, which became effective as of June 29, 2001. The Termination Agreement, which contains limited two-year non-compete provisions, terminates both the Mutual Support Agreement, dated December 18, 1994 (the "Mutual Support Agreement"), and the Trademark License Agreement, dated December 18, 1994 (the "Trademark Agreement" and together with the Mutual Support Agreement, the "Association Agreements"), which were entered into in connection with the Acquisition between the Association and FTD. Pursuant to the Association Agreements, among other things: (i) existing and future members of the Association had the exclusive right, subject to execution of a Trademark Agreement with the Operating Company, to use the FTD logo and other FTD trademarks in connection with the operation of a retail florist shop; (ii) all members of the Association in good standing were provided access to FTD's Clearinghouse, Mercury Network and certain other FTD services and products; (iii) the Operating Company paid the Association an amount equal to a percentage of the value of every floral order cleared through FTD's Clearinghouse; and (iv) the Operating Company and the Association were able to designate up to 20% but not fewer than two individuals to be elected to the other's board of directors.

        As consideration for the dissolution of the contractual relationship between the Company and the Association pursuant to the Termination Agreement, FTD agreed to pay the Association $14.0 million,

$12.6 million which was paid on June 29, 2001 and $1.4 million of which is subject to a one-year escrow holdback. In fiscal 2001, the Company recorded $14.5 million of expenses related to this transaction, including professional fees. The $1.4 million escrow holdback is reflected on the Company's balance sheet as restricted cash.

(20) Segment Information

        The FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, in February 1998. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements.

        As a result of adopting SFAS No. 131, the Company has identified four reportable business segments based on the nature of its products and services and financial reports which are evaluated regularly by management in deciding how to allocate resources and assess performance. For purposes of managing the Company, management reviews segment financial performance to the operating income level for the Direct to Consumer business segment, which consists solely of FTD.COM's operations, and to the gross margin level for the Company's remaining business segments.

        These business segments include Member Services, Technology Products, Specialty Wholesaling and Direct to Consumer. The Member Services segment includes Clearinghouse, Flowers After Hours, Publications, Credit Card processing and its investment in Interflora, Inc. The Technology Products segment includes Mercury equipment, Mercury Advantage, Mercury Direct, and Mercury Wings systems, and the Mercury Network. In addition to the aforementioned, the Company's operations include Specialty Wholesaling (products supporting the retail floral and specialty gift industries) and the Direct to Consumer (Internet and telephone marketing of flowers and specialty gifts through FTD.COM) business segments.

        These segments are evaluated regularly by management in deciding how to allocate resources and assess performance. For purposes of managing the Company, management reviews segment financial performance to the operating income level for the Direct to Consumer business segment, which consists solely of FTD.COM's operations, and to the gross margin level for the Company's remaining business segments. Of the Company's assets totaling approximately $175 million as of June 30, 2001, the assets of FTD.COM totaled $27 million, of which $26 million was cash and cash equivalents. The assets of the Company's other three operating business segments share the majority of the remaining assets of $148 million. The Company does not measure total assets by reportable business segment for purposes of assessing performance and making operating decisions, except for the Direct to Consumer segment, which has funded its operations since June 1999.

        The Company's accounting policies for segments are the same as those on a consolidated basis described in Note 1 of Notes to Consolidated Financial Statements. The Operating Company and FTD.COM have entered into certain intercompany agreements governing various interim and ongoing relationships, including a commission agreement, an indemnification agreement, a trademark license agreement, a registration rights agreement, a tax sharing agreement, an intercompany services agreement and a Florists Online hosting agreement.

        The following table details the Company's operating results by reportable business segment for the years ended June 30, 2001, 2000 and June 30, 1999.

	Year Ended June 30,
	2001			2000			1999
	Gross Segment	Elims	Consolidated	Gross Segment	Elims	Consolidated	Gross Segment	Elims	Consolidated
Revenues:
Member Services	$102,563	$(1,309)	$101,254	$95,572	$(991)	$94,581	$82,475	$(1,305)	$81,170
Technology Products	37,407	(478)	36,929	36,703	(562)	36,141	35,221	(258)	34,963
Specialty Wholesaling	52,550	—	52,550	49,419	—	49,419	51,830	—	51,830
Direct to Consumer	130,294	(12,777)	117,517	98,205	(10,619)	87,586	49,618	(4,148)	45,470

Total revenues	322,814	(14,564)	308,250	279,899	(12,172)	267,727	219,144	(5,711)	213,433

Costs of Goods Sold and Services Provided:
Member Services	15,200	(2,097)	13,103	16,992	(2,267)	14,725	11,331	—	11,331
Technology Products	12,960	—	12,960	14,724	—	14,724	11,707	—	11,707
Specialty Wholesaling	42,127	—	42,127	36,268	—	36,268	37,381	(432)	36,949
Direct to Consumer	91,756	(1,787)	89,969	69,925	(1,553)	68,372	38,848	(3,436)	35,412

Total costs of goods sold and services provided	162,043	(3,884)	158,159	137,909	(3,820)	134,089	99,267	(3,868)	95,399

Operating Expenses:
Member Services, Technology Products, and Specialty Wholesaling	104,200	(6,949)	97,251	100,604	(4,654)	95,950	90,003	5,613	95,616
Direct to Consumer	31,281	(3,731)	27,550	64,492	(3,698)	60,794	19,130	(7,456)	11,674

Total operating expenses	135,481	(10,680)	124,801	165,096	(8,352)	156,744	109,133	(1,843)	107,290

Operating Income (Loss)	$25,290	$—	$25,290	$(23,106)	$—	$(23,106)	$10,744	$—	$10,744

Gross Margin by Segment:
Member Services	$87,363	$788	$88,151	$78,580	$1,276	$79,856	$71,144	$(1,305)	$69,839
Technology Products	24,447	(478)	23,969	21,979	(562)	21,417	23,514	(258)	23,256
Specialty Wholesaling	10,423	—	10,423	13,151	—	13,151	14,449	432	14,881
Direct to Consumer	38,538	(10,990)	27,548	28,280	(9,066)	19,214	10,770	(712)	10,058

Total	$160,771	$(10,680)	$150,091	$141,990	$(8,352)	$133,638	$119,877	$(1,843)	$118,034

(21) Subsequent Events (Unaudited)

      On November 9, 2001, the Company's majority-owned subsidiary, FTD.COM, completed the acquisition of certain assets of National Flora, Inc. ("National Flora") pursuant to an asset purchase agreement dated as of November 7, 2001, by and among Gerald Stevens, Inc., National Flora and FTD.COM (the "Asset Purchase Agreement"). National Flora is a telephone and Internet marketer of flowers and specialty gifts, having revenues of $30.1 million for the year ended August 31, 2001 and net assets of $4.4 million at August 31, 2001.

        Pursuant to the terms of the Asset Purchase Agreement, the purchase price of the acquisition was approximately $9.0 million and was provided from FTD.COM's existing cash balances. The assets acquired primarily consist of $1.7 million of prepaid advertising, rights under or in respect of certain contracts and agreements, National Flora's customer base and goodwill. The Company accounted for the acquisition using the purchase method of accounting and accordingly, the Company's financial statements reflect the allocation of the total purchase price to the net tangible and intangible assets acquired, based on their respective fair values. Of the $9.0 million purchase price, $0.9 million was allocated to the customer list, which will be amortized over 5 years, and $6.4 million was allocated to goodwill, which is not amortized in accordance with SFAS No. 142. Under provisions of SFAS No. 142, goodwill and certain intangible assets with indefinite lives that are acquired after June 30, 2001 will not be amortized and will be tested for impairment at least annually.

        On March 3, 2002, IOS, FTD, a newly-formed wholly-owned subsidiary of FTD, and FTD.COM entered into a definitive merger agreement pursuant to which the newly-formed indirect wholly-owned subsidiary of IOS that was created to effect the merger will merge with and into FTD.COM. Upon consummation of the merger, FTD.COM, as the surviving corporation, will continue its existence as an indirect wholly-owned subsidiary of IOS. The Company will account for the merger using the purchase method of accounting. In the merger, each stockholder of FTD.COM, other than IOS and its direct or indirect wholly-owned subsidiaries, will be entitled to receive 0.26 shares of Class A Common Stock of IOS for each outstanding share of FTD.COM common stock owned at the time of the merger. At or shortly after the time of the merger, IOS currently intends to pay a stock dividend to IOS stockholders, including former stockholders of FTD.COM, such that FTD.COM stockholders will own approximately one share of Class A Common Stock of IOS for each share of FTD.COM common stock they own at the time of the merger.

        Pursuant to the terms of the merger agreement, all outstanding options to purchase shares of FTD.COM common stock will be converted into options to purchase shares of Class A Common Stock and all restricted shares of FTD.COM common stock will be converted into shares of Class A Common Stock in accordance with the exchange ratio and be subject to the same restrictions and vesting schedule. It is expected that the Class A Common Stock, including the shares to be issued to FTD.COM's stockholders in the merger, will be quoted on the Nasdaq National Market ("Nasdaq") under the symbol "FTDI" upon the completion of the merger.

        In connection with the merger, the controlling stockholders of IOS will enter into a governance agreement with IOS that requires IOS to nominate designated representatives of the controlling stockholders to the IOS board of directors for so long as the controlling stockholders continue to own certain specified percentages of IOS Common Stock. The controlling stockholders also will enter into a registration agreement with IOS at the time of the merger that may require IOS to register their shares of common stock on the first anniversary of the date of the merger, or sooner in the case of offerings initiated by IOS following the merger. Under the terms of the registration agreement, the controlling stockholders have agreed not to sell or distribute any of their shares of IOS common stock until at least six months after the date of the merger and they are thereafter subject to further limitations under the Securities Act of 1933 and the registration agreement.

        Additionally, in connection with the merger, IOS is requesting the stockholders of IOS to approve the award of one-time bonuses of $5,321,174 and $3,237,467, respectively, to the chief executive officers of IOS and FTD.COM if certain conditions are satisfied.

        On March 22, 2002, IOS filed a registration statement on Form S-4 that included the preliminary joint proxy statement/prospectus of IOS and FTD.COM relating to the merger and the other transactions contemplated by the merger agreement.

        The completion of the merger depends upon each party meeting a number of conditions, including, among other things, the adoption of the merger agreement and the related transactions by the holders of a majority of the outstanding shares of the FTD.COM's Common Stock, the declaration by the Securities and Exchange Commission that IOS's Registration Statement on Form S-4 is effective under the Securities Act of 1933 and the approval for quotation on Nasdaq of IOS's Class A Common Stock.

Independent Auditors' Report on Financial Statement Schedule

The Board of Directors

IOS BRANDS Corporation:

        Under date of July 23, 2001, we reported on the consolidated balance sheets of IOS BRANDS Corporation and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2001. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule of valuation of qualifying accounts. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement schedule based on our audits.

        In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chicago, Illinois
July 23, 2001

IOS BRANDS CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Additions
			Collection Of Accounts Previously Written Off	Uncollectible Accounts and Inventory Write Offs
	Balance Beginning of Period	Charged to Cost and Expenses			Balance at End of Period
	(In Thousands)
Year 2001
Allowance for doubtful accounts (shown as deduction from Accounts Receivable in the consolidated balance sheet)	$3,596	$3,134	$1	$1,747	$4,984
Inventory valuation reserve (included in Inventories, net in the consolidated balance sheet)	$1,017	$513	$—	$509	$1,021
Year 2000
Allowance for doubtful accounts (shown as deduction from Accounts Receivable in the consolidated balance sheet)	$1,681	$1,931	$15	$31	$3,596
Inventory valuation reserve (included in Inventories, net in the consolidated balance sheet)	$1,188	$—	$—	$171	$1,017
Year 1999
Allowance for doubtful accounts (shown as deduction from Accounts Receivable in the consolidated balance sheet)	$1,854	$442	$53	$668	$1,681
Inventory valuation reserve (included in Inventories, net in the consolidated balance sheet)	$1,675	$—	$—	$487	$1,188

IOS BRANDS CORPORATION

Condensed Consolidated Balance Sheets

(In thousands)

	March 31, 2002	June 30, 2001
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$33,546	$30,890
Restricted cash	1,400	1,400
Accounts receivable, less allowance for doubtful accounts of $5,278 at March 31, 2002 and $4,984 at June 30, 2001	34,441	23,251
Inventories, net	11,313	12,469
Deferred income taxes	3,583	3,556
Prepaid expenses and other	4,510	2,851

Total current assets	88,793	74,417
Property and equipment, less accumulated depreciation of $28,613 at March 31, 2002 and $26,592 at June 30, 2001	15,212	15,657
Other assets:
Deferred income taxes	—	5,942
Other noncurrent assets	14,338	13,301
Goodwill and other intangibles, less accumulated amortization of $21,407 at March 31, 2002 and $19,350 at June 30, 2001	71,318	66,034

Total other assets	85,656	85,277

Total assets	$189,661	$175,351

Liabilities and Stockholders' Equity
Current liabilities:
Book overdrafts	$4,933	$8,013
Accounts payable	38,055	32,974
Customer deposits and accrued customer incentive programs	10,569	10,555
Other accrued liabilities	9,816	9,139

Total current liabilities	63,373	60,681
Long-term debt	54,000	54,875
Pension and other post-retirement benefits	4,320	5,957
Deferred income taxes	1,816	—
Minority interest in subsidiary	4,482	2,699
Stockholders' equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized; no shares issued and outstanding at March 31, 2002 and June 30, 2001	—	—
Class A common stock, $.01 par value; 30,000,000 shares authorized; 12,598,227 shares issued and outstanding at March 31, 2002 and June 30, 2001	126	126
Class B convertible common stock, $.0005 par value; 3,000,000 shares authorized; 3,000,000 shares issued and outstanding at March 31, 2002 and June 30, 2001	2	2
Additional paid-in capital	81,731	82,226
Treasury stock at cost, 220,839 shares of Class A common stock and 801,250 shares of Class B convertible common stock at March 31, 2002 and June 30, 2001	(14,113)	(14,113)
Deferred compensation	(2,170)	(3,778)
Accumulated other comprehensive loss	(646)	(564)
Retained deficit	(3,260)	(12,760)

Total stockholders' equity	61,670	51,139

Total liabilities and stockholders' equity	$189,661	$175,351

See accompanying Notes to Condensed Consolidated Financial Statements.

IOS BRANDS CORPORATION

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2002	2001	2002	2001
Revenues:
Products	60,803	51,664	139,272	129,108
Services	31,498	32,451	90,257	95,243

Total revenues	92,301	84,115	229,529	224,351
Costs of goods sold and services provided:
Products	46,567	40,422	107,349	99,387
Services	5,428	5,693	15,357	17,174

Total costs of goods sold and services provided	51,995	46,115	122,706	116,561
Gross profit	40,306	38,000	106,823	107,790
Operating expenses:
Advertising and selling	18,800	17,762	48,239	52,892
General and administrative	14,313	13,839	37,086	40,027

Total operating expenses	33,113	31,601	85,325	92,919
Income from operations	7,193	6,399	21,498	14,871

Other income and expenses:
Interest income	(234)	(436)	(751)	(1,051)
Interest expense	735	1,186	2,624	4,304
Settlement gain	—	—	—	(12,000)
Other expense (income)	(43)	(15)	(88)	148

Total other (income) and expenses	458	735	1,785	(8,599)

Income before income tax and minority interest	6,735	5,664	19,713	23,470
Income tax expense	2,984	2,120	8,232	6,225
Minority interest	538	393	1,639	824

Net income before extraordinary item	3,213	3,151	9,842	16,421
Extraordinary item—write-off of deferred financing costs, net of income tax benefit of $209	—	—	342	—

Net income	$3,213	$3,151	$9,500	$16,421
Other comprehensive loss—foreign currency translation adjustment	6	74	82	89

Comprehensive income	$3,207	$3,077	$9,418	$16,332

Net income per common share—basic:
Net income before extraordinary item	$0.22	$0.22	$0.67	$1.12
Extraordinary item	—	—	$0.02	—

Net income per share	$0.22	$0.22	$0.65	$1.12

Net income per common share—diluted:
Net income before extraordinary item	$0.22	$0.21	$0.66	$1.10
Extraordinary item	—	—	$0.02	—

Net income per share	$0.22	$0.21	$0.64	$1.10

Weighted average common shares outstanding:
Basic	14,523	14,471	14,512	14,716

Diluted	14,778	14,723	14,765	14,965

See accompanying Notes to Condensed Consolidated Financial Statements.

 IOS BRANDS CORPORATION

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Nine Months Ended March 31,
	2002	2001
Cash flows from operating activities:
Net income	$9,500	$16,421
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash settlement gain	—	(12,000)
Depreciation and amortization	7,188	7,528
Write-off of deferred financing costs	342	—
Impairment loss	449	—
Provision for doubtful accounts	2,529	2,162
Deferred compensation expense	1,135	1,545
Post-retirement benefits settlement gain	(1,395)	—
Non-cash settlement of liabilities	(807)	(524)
Minority interest in earnings	1,639	824
Changes in assets and liabilities, net of effects of acquisition:
Accounts receivable	(13,683)	(8,690)
Deferred income taxes	8,062	5,881
Inventories	1,156	1,022
Other assets	(1,739)	(1,139)
Accounts payable	4,986	(7,287)
Other accrued liabilities	1,283	2,643

Net cash provided by operating activities	20,645	8,386
Cash flows from investing activities:
Purchase of certain assets of National Flora, Inc.	(9,060)	—
Capital expenditures, net	(3,497)	(2,804)
Other	(473)	(318)

Net cash used in investing activities	(13,030)	(3,122)
Cash flows from financing activities:
Proceeds of revolving credit borrowings	123,500	63,325
Repayments of long-term debt	(124,375)	(64,875)
Deferred financing costs	(802)	—
Purchase of common stock	—	(142)
Book overdrafts	(3,080)	165
Other	(120)	—

Net cash used in financing activities	(4,877)	(1,527)
Effect of foreign exchange rate changes on cash	(82)	(89)

Net increase in cash and cash equivalents	2,656	3,648
Cash and cash equivalents at beginning of period	30,890	20,825

Cash and cash equivalents at end of period	$33,546	$24,473

Supplemental disclosures of cash flow information:
Interest paid	$1,968	$4,062

Income taxes paid	$226	$175

Purchase of certain assets of National Flora, Inc.
Fair value of assets acquired	$1,816	$—
Fair value of liabilities assumed	(21)	—
Other acquisition costs	(74)	—
Excess purchase price allocated to intangible assets	7,339	—

Net cash payment	$9,060	$—

See accompanying Notes to Condensed Consolidated Financial Statements.

 IOS BRANDS CORPORATION

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1.    Description of Business

        IOS BRANDS Corporation (the "Company" or "IOS") is a Delaware corporation that was formed in 1994. The operations of IOS's principal operating subsidiary, Florists' Transworld Delivery, Inc., a Michigan corporation ("FTD" or the "Operating Company"), include those of its indirect wholly-owned subsidiaries Renaissance Greeting Cards, Inc. ("Renaissance") and FTD Canada Inc., as well as its majority-owned subsidiary FTD.COM INC. ("FTD.COM"). FTD.COM's Class A common stock, par value $.01 per share, is quoted on the Nasdaq National Market under the symbol "EFTD." At March 31, 2002, FTD owned approximately 83% of FTD.COM's outstanding common shares. Substantially all the operations of IOS are conducted through FTD and its subsidiaries.

        IOS is a floral services provider through approximately 20,000 FTD-member, retail florist shops located primarily in North America and through affiliated or related organizations, approximately 28,000 non-member retail florist shops located in over 150 countries outside North America and, through its indirect ownership of FTD.COM, an Internet and a telephone direct marketer of flowers and specialty gifts to consumers.

        On March 3, 2002, IOS, FTD, a newly-formed wholly-owned subsidiary of FTD, and FTD.COM entered into a definitive merger agreement pursuant to which the newly-formed indirect wholly-owned subsidiary of IOS that was created to effect the merger will merge with and into FTD.COM. Upon consummation of the merger, FTD.COM, as the surviving corporation, will continue its existence as an indirect wholly-owned subsidiary of IOS. See Note 15 for a discussion of the merger agreement and the proposed merger.

Note 2.    Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission, and do not contain all information included in the audited consolidated financial statements and notes thereto for the fiscal year ended June 30, 2001. The interim unaudited statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended June 30, 2001. In the opinion of management, the information furnished herein reflects all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented.

        Certain amounts in the condensed consolidated balance sheet as of June 30, 2001, the condensed consolidated statements of operations and comprehensive income for the three- and nine-month periods ended March 31, 2001, and the condensed consolidated statement of cash flows for the nine-month period ended March 31, 2001 have been reclassified to conform to the current period presentation.

Note 3.    Recently Issued Accounting Pronouncements

        In July 2001, Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations was issued. SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting, and prohibits the use of the pooling-of-interests method for such transactions. SFAS No. 141 also requires identified intangible assets acquired in a business combination to be recognized as an asset apart from goodwill if they meet certain criteria. Management has adopted SFAS No. 141, which has had no material impact on its condensed consolidated financial statements.

        In July 2001, SFAS No. 142, Goodwill and Other Intangible Assets was issued. SFAS No. 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill and other intangibles determined to have indefinite lives, including those acquired before initial application of the standard, should not be amortized but should be tested for impairment at least annually. Other identified intangible assets should be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121. Within six months of initial application of the new standard, a transitional impairment test must be performed on all goodwill. Any impairment loss recognized as a result of the transitional impairment test should be reported as a change in accounting principle. In addition to the transitional impairment test, the required annual impairment test should be performed in the year of adoption of SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 (although early adoption would be permitted in certain circumstances) and must be adopted as of the beginning of a fiscal year. Retroactive application is not permitted. The Company is in the process of evaluating the impact that adoption of SFAS No. 142 may have on the financial statements; however, such impact, if any, is not known or reasonably estimable at this time.

        In October 2001, SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets was issued. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the disposal of a segment of a business. However, it retains the requirement in APB Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company does not believe that the adoption of SFAS No. 144 will have a material effect on the financial statements.

Note 4. Capital Transactions

        During the nine-month period ended March 31, 2002, pursuant to the terms of the Company's 1994 Stock Award and Incentive Plan, as amended (the "Plan"), options to purchase 58,300 shares of Class A Common Stock previously granted were canceled. The Company did not repurchase into treasury any outstanding shares of Common Stock or issue any restricted shares of Common Stock to officers during the nine-month period ended March 31, 2002.

        During the nine-month period ended March 31, 2001, pursuant to the terms of Plan, options to purchase 102,300 shares of Class A Common Stock were granted and options to purchase 49,400 shares of Class A Common Stock previously granted were canceled. The Company repurchased 10,600 shares of Class A Common Stock into treasury. The Company did not issue any restricted shares of Common Stock to officers during the nine-month period ended March 31, 2001.

        On July 26, 2000, the Company settled an ongoing lawsuit whereby one of the Company's shareholders, and former warrantholder, returned 750,000 shares of Class B Common Stock, which the Company subsequently recorded as treasury stock. See Note 11 for further information regarding this settlement.

Note 5.    Revenues from Sale of the Floral Selections Guide ("FSG")

        As a condition of FTD affiliation, all FTD florists must purchase an FSG and related workbook. The Company recognizes revenue related to the FSG at the time of shipment to the florist. The purchase of such FSG entitles the FTD florist to a non-exclusive, non-transferable right for on-premise use of the FSG for as long as the purchaser remains an FTD florist in good standing. There are no refund provisions associated with the purchase of the FSG. Historically, the Company has provided de minimis refunds in isolated cases. The FSG is currently published on a two-year cycle. In the nine-month period ended March 31, 2001, revenue from such FSG sales was $3.9 million.

Note 6.    Consideration Given to Customers

        During the third quarter of fiscal 2002, the Company adopted the requirements of Emerging Issues Task Force ("EITF") Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) ("EITF 01-9"). In accordance with the requirements of EITF 01-9, the Company has reclassified certain advertising and selling expenses to contra-revenue in the current and prior year that relate to cash rebates which are earned by florists under a customer incentive program in conjunction with the credit card clearing services offered by the Company. The amounts related to the cash rebates for both the three-month periods ended March 31, 2002 and 2001 was $0.6 million and for the nine-month periods ended March 31, 2002 and 2001 were $1.6 million and $1.7 million, respectively.

        In addition, in accordance with the requirements of EITF 01-9, FTD.COM has reclassified current and prior year advertising and selling expenses to costs of goods sold and services provided that relate to the granting of mileage and reward points to customers in connection with an order. The amounts related to the granting of mileage and reward points for the three-month periods ended March 31, 2002 and 2001 were $0.9 million and $0.4 million, respectively, and for the nine-month periods ended March 31, 2002 and 2001 were $2.1 million and $1.0 million, respectively.

Note 7.    Income Taxes

        The provisions for income taxes for the nine-month periods ended March 31, 2002 and 2001 were $8.2 million, reflecting an effective rate of 42%, and $6.2 million, reflecting an effective rate of 27%, respectively. This change in effective tax rates was primarily due to the tax-free portion of the $12.0 million settlement gain related to a lawsuit recorded in the quarter ended September 30, 2000.

        At March 31, 2002, the net current deferred tax asset was $3.6 million and net long-term deferred tax liability was $1.8 million. The long-term deferred tax asset includes a $2.5 million valuation allowance. Management believes that based on their estimation of taxable income in future years, coupled with tax planning strategies, it is more likely than not that the net deferred tax asset is recoverable.

Note 8.    Earnings Per Share

        The Company computes earnings per share in accordance with the provisions of SFAS No. 128, Earnings per Share. Under the provisions of SFAS No. 128, the computations of basic and diluted earnings per share for the three- and nine-month periods ended March 31, 2002 and 2001 are as follows:

	Three-months ended March 31,		Nine-months ended March 31,
	2002	2001	2002	2001
	(In thousands, except per share data)
Net income	$3,213	$3,151	$9,500	$16,421

Weighted average basic shares of Common Stock outstanding	14,523	14,471	14,512	14,716
Effect of dilutive securities:
Unvested restricted shares of Class A Common Stock	105	92	101	89
Options to purchase shares of Class A Common Stock	150	160	152	160

Weighted average diluted shares of Common Stock Outstanding	14,778	14,723	14,765	14,965

Basic net income per share of Common Stock	$0.22	$0.22	$0.65	$1.12

Diluted net income per share of Common Stock	$0.22	$0.21	$0.64	$1.10

        Shares associated with stock options that were not included in the calculation of diluted earnings per share because their effect was anti-dilutive consisted of approximately 27,400 shares and 40,000 shares, respectively, for the three- and nine-month periods ended March 31, 2002, and approximately 61,000 shares and 68,800, respectively, shares for the three- and nine-month periods ended March 31, 2001.

Note 9.    Financing Arrangements

        On September 27, 2001, IOS entered into an $80.0 million credit agreement (the "Credit Agreement") with Harris Trust and Savings Bank, as administrative agent, and a syndicate of lenders, maturing in no event later than December 31, 2004. The revolving credit commitments under the Credit Agreement will be reduced to $75 million at June 30, 2002, to $65.0 million at June 30, 2003 and to $55.0 million at June 30, 2004. Borrowings are subject to a variable interest rate based on the prime commercial rate or as a function of the London Interbank Offered Rate ("LIBOR").

        As a result of entering into the Credit Agreement, $0.5 million of unamortized deferred financing costs, associated with the Company's prior credit agreement with Bank One, NA dated November 20, 1997, were expensed in the nine-month period ended March 31, 2002. The related income tax benefit attributable to the extinguishment of the then existing debt was $0.2 million, resulting in a tax effected loss on extinguishment of debt of $0.3 million, which is reflected as an extraordinary item in the accompanying condensed consolidated statements of operations and comprehensive income for the nine-month period ended March 31, 2002.

        The Credit Agreement includes covenants which, among other things, require that the Company maintain a total funded debt to EBITDA ratio at the end of any fiscal quarter to be no greater than 2.75 to 1.0 until March 31, 2003 and 2.50 to 1.0 at all times thereafter and a fixed charge coverage ratio of not less than 1.75 to 1.0. In addition, IOS is required to maintain a minimum level of consolidated net worth of $24.0 million plus 50% of net income for each fiscal quarter plus 100% of the net cash proceeds received from certain issuances of equity securities. The Company is in compliance with all debt covenants at March 31, 2002.

        The Credit Agreement imposes various restrictions on the Company, including restrictions that limit the Company's and its subsidiaries' ability to incur additional debt, make certain payments or investments, consummate asset sales, incur liens, merge, consolidate, or dispose of substantial assets, among other restrictions. The Credit Agreement also includes restrictions that limit the Company's subsidiaries' ability to pay dividends. In addition, substantially all of the assets of the Company are pledged as security under the Credit Agreement, however, the Credit Agreement excludes FTD.COM from its terms and restrictions although the Company pledged its shares in FTD.COM as security.

        On March 12, 2002, the Company entered into an amendment and waiver to the Credit Agreement in order to allow for the proposed merger and related transactions. In the amendment, the Company agreed to pledge all of FTD.COM's stock upon the consummation of the merger. See Note 15 for discussion of the merger agreement and the proposed merger.

        The Company is exposed to various market risks, which primarily consist of interest rate risk. The Company's policy is to enter into certain derivative instruments in an effort to hedge its underlying economic exposure and to manage these instruments with the objective to reduce its exposure to changes in interest rates. The Company currently does not use derivative instruments for trading purposes.

        The Company entered into interest rate cap agreements on December 5, 2001 to reduce the impact of potential increases on floating rate debt. The interest rate caps had a notional amount of $20.0 million at a cap rate of 5.0% at March 31, 2002 and are effective through December 31, 2003. The financing party agrees to pay the Company a variable rate (LIBOR) on the notional amount if the rate on the floating rate debt exceeds the cap rate. The Company accounts for the interest rate cap as a cash flow hedge whereby the fair value of the interest rate cap is reflected in other noncurrent assets in the accompanying condensed consolidated balance sheet and is being amortized to interest expense over its term. The carrying value of $99,000 approximates fair value and, therefore, no fair value adjustment was recorded in the period.

Note 10.    Segment Information

        The Company has identified four reportable business segments based on the nature of its products and services and financial reports which are evaluated regularly by management in deciding how to allocate resources and assess performance. For purposes of managing the Company, management reviews segment financial performance to the operating income level for the Direct to Consumer business segment, which consists solely of FTD.COM's operations, and to the gross margin level for the Company's remaining business segments.

        These four business segments are Member Services, Technology Products, Specialty Wholesaling and Direct to Consumer. The Member Services segment primarily includes the Clearinghouse, Publications and the Company's investment in Interflora, Inc. The Technology Products segment includes Mercury equipment sales and Mercury Network charges. The Specialty Wholesaling segment includes the sales of products supporting the retail floral and specialty gift industries. The Direct to Consumer segment, comprised of FTD.COM, is an Internet and telephone marketer of flowers and specialty gifts through FTD.COM.

        These segments are evaluated regularly by management in deciding how to allocate resources and assess performance. Of the Company's assets totaling approximately $189.7 million at March 31, 2002, the assets of FTD.COM totaled $42.5 million, of which $31.8 million was cash and cash equivalents. The assets of the Company's other three operating business segments comprise the majority of the remaining assets of $147.2 million. The Company does not measure total assets by reportable business segment for purposes of assessing performance and making operating decisions, except for the Direct to Consumer segment, which has independently funded its operations since June 1999.

        The Company's accounting policies for segments are the same as those on a consolidated basis described in Note 1, Summary of Significant Accounting Policies, of the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended June 30, 2001. The Operating Company and FTD.COM have entered into certain intercompany agreements governing various interim and ongoing relationships, including a commission agreement, an indemnification agreement, a trademark license agreement, a registration rights agreement, a tax sharing agreement, an intercompany services agreement and a Florists Online hosting agreement.

        In anticipation of the pending merger, certain executives of FTD.COM began performing work specifically related to the Operating Company during the third quarter of fiscal 2002. As a result, $87,000, representing a portion of the salary-related expenses for these executives, was allocated from FTD.COM to the Operating Company in the third quarter of fiscal 2002. See Note 15 for discussion of the merger agreement and the proposed merger.

        The following tables detail the Company's operating results by reportable business segment for the three- and nine-month periods ended March 31, 2002 and 2001.

	Three-month period ended March 31,
	2002			2001
	Gross Segment	Eliminations	Consolidated	Gross Segment	Eliminations	Consolidated
Revenues:
Member Services	$24,322	$816	$25,138	$24,054	$710	$24,764
Technology Products	8,111	(125)	7,986	10,212	(127)	10,085
Specialty Wholesaling	14,301	—	14,301	16,581	—	16,581
Direct to Consumer	48,871	(3,995)	44,876	36,083	(3,398)	32,685

Total revenues	95,605	(3,304)	92,301	86,930	(2,815)	84,115

Costs of goods sold and services provided:
Member Services	4,056	(502)	3,554	4,091	(525)	3,566
Technology Products	2,959	—	2,959	3,802	—	3,802
Specialty Wholesaling	11,067	—	11,067	13,242	—	13,242
Direct to Consumer	34,990	(575)	34,415	26,038	(533)	25,505

Total costs of goods sold and services provided	53,072	(1,077)	51,995	47,173	(1,058)	46,115

Gross margin by segment:
Member Services	20,266	1,318	21,584	19,963	1,235	21,198
Technology Products	5,152	(125)	5,027	6,410	(127)	6,283
Specialty Wholesaling	3,234	—	3,234	3,339	—	3,339
Direct to Consumer	13,881	(3,420)	10,461	10,045	(2,865)	7,180

Total gross margin	42,533	(2,227)	40,306	39,757	(1,757)	38,000

Operating expenses:
Member Services, Technology Products, and Specialty Wholesaling	24,933	(1,088)	23,845	25,286	(823)	24,463
Direct to Consumer	10,407	(1,139	9,268	8,072	(934)	7,138

Total operating expenses	35,340	(2,227)	33,113	33,358	(1,757)	31,601

Income from operations	$7,193	$—	$7,193	$6,399	$—	$6,399

	Nine-month period ended March 31,
	2002			2001
	Gross Segment	Eliminations	Consolidated	Gross Segment	Eliminations	Consolidated
Revenues:
Member Services	$70,557	$278	$70,835	$73,305	$184	$73,489
Technology Products	24,701	(331)	24,370	27,814	(321)	27,493
Specialty Wholesaling	33,063	—	33,063	45,163	—	45,163
Direct to Consumer	111,138	(9,877)	101,261	86,778	(8,572)	78,206

Total revenues	239,459	(9,930)	229,529	233,060	(8,709)	224,351

Costs of goods sold and services provided:
Member Services	11,368	(1,519)	9,849	11,327	(1,550)	9,777
Technology Products	9,109	—	9,109	9,956	—	9,956
Specialty Wholesaling	25,898	—	25,898	35,790	—	35,790
Direct to Consumer	79,212	(1,362)	77,850	62,290	(1,252)	61,038

Total costs of goods sold and services provided	125,587	(2,881)	122,706	119,363	(2,802)	116,561

Gross margin by segment:
Member Services	59,189	1,797	60,986	61,978	1,734	63,712
Technology Products	15,592	(331)	15,261	17,858	(321)	17,537
Specialty Wholesaling	7,165	—	7,165	9,373	—	9,373
Direct to Consumer	31,926	(8,515)	23,411	24,488	(7,320)	17,168

Total gross margin	113,872	(7,049)	106,823	113,697	(5,907)	107,790

Operating expenses:
Member Services, Technology Products, and Specialty Wholesaling	71,038	(3,828)	67,210	78,331	(3,323)	75,008
Direct to Consumer	21,336	(3,221)	18,115	20,495	(2,584)	17,911

Total operating expenses	92,374	(7,049)	85,325	98,826	(5,907)	92,919

Income from operations	$21,498	$—	$21,498	$14,871	$—	$14,871

Note 11.    Litigation Settlements

        A placement agent received 750,000 warrants in partial payment for its services related to the financing of the original acquisition of FTDA which was converted following that acquisition into FTD. Subsequently, the warrants and cash representing the exercise price of the warrants were exchanged for 750,000 shares of Class B Common Stock of the Company.

        The Company disputed the placement agent's claim for compensation and filed suit for breach of fiduciary duty and other claims. On July 26, 2000, the Company settled the lawsuit whereby the placement agent returned the 750,000 shares of Class B Common Stock, which the Company subsequently recorded as treasury stock. As a result of this settlement, in the third quarter of fiscal 2001, the Company recognized a settlement gain of $12.0 million, on a pretax basis, based on an independent third party valuation to determine the fair market value of the stock received in the settlement.

        FTD.COM recorded a $2.6 million gain in the nine-month period ended March 31, 2002 for the settlement of a claim against the developer of an unlaunched version of its Web site, which includes the reversal of $0.8 million in accruals related to the gain. The gain was recorded in general and administrative expenses.

Note 12.    Post-retirement Health Care Benefits

        The Company provides certain post-retirement health care benefits to qualifying retirees under the terms of the Company's qualified retirement plan. During the nine-month period ended March 31, 2002, the Company terminated certain future post-retirement health care benefits. This termination in benefits caused a decrease in the Company's post-retirement health care obligation attributed to prior services rendered and generated a pretax settlement gain of $1.4 million, which was recorded as a reduction of general and administrative expenses in the nine-month period ended March 31, 2002.

Note 13.    Acquisition of Certain Assets of National Flora, Inc.

        On November 9, 2001, the Company's majority-owned subsidiary FTD.COM completed the acquisition of certain assets of National Flora, Inc. ("National Flora") pursuant to an asset purchase agreement dated as of November 7, 2001, by and among Gerald Stevens, Inc., National Flora and FTD.COM (the "Asset Purchase Agreement"). National Flora is a direct marketer of flowers and specialty gifts.

        Pursuant to the terms of the Asset Purchase Agreement, the purchase price of the acquisition was approximately $9.0 million, which was funded from the FTD.COM's existing cash balances. Additionally, FTD.COM incurred $0.1 million of other acquisition costs. The assets acquired primarily consisted of $1.7 million in prepaid advertising expenses, National Flora's rights under or in respect of certain contracts and agreements, National Flora's customer base and goodwill. The amount of the consideration was based on a variety of factors, including the value of comparable assets and the potential benefit to the stockholders of the FTD.COM. The results of operations since the date of FTD.COM's acquisition of certain assets of National Flora are included in the Company's financial statements.

        The Company accounted for the acquisition using the purchase method of accounting; accordingly, the Company's financial statements reflect the allocation of the total purchase price to the net tangible and intangible assets acquired, based on their respective fair values. This allocation included $0.9 million allocated to a customer list, which will be amortized over five years. At March 31, 2002, accumulated amortization was $65,000 associated with this intangible asset.

        Of the remaining portion of the purchase price, $6.5 million was allocated to goodwill. In accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, the $6.5 million in goodwill acquired in the acquisition of National Flora will not be amortized and will be tested for impairment at least annually. For tax purposes, 100% of the $6.5 million in goodwill is expected to be deductible.

Note 14.    Related Party Transactions

        IOS incurred expenses of $1.5 million and $1.6 million for the nine-month periods ended March 31, 2002 and 2001, respectively, related to the payment for management, financial and other corporate advisory services and related expenses to parties related to each of Perry Acquisition Partners, the Bain Funds and the Fleet Funds. The management consulting services agreement requires payments of $2.0 million each fiscal year plus reimbursement of reasonable out-of-pocket expenses continuing through June 30, 2005.

        IOS loaned various officers of IOS and FTD.COM in aggregate $2.5 million with terms ranging from four to five years, due dates ranging from 2003 to 2005, accrued interest ranging from 6.5% to 8.5% per annum and principal due at maturity. At March 31, 2002, the total amount outstanding under loans to these officers was $2.7 million in principal and accrued interest.

        On July 26, 2000, the Company settled an ongoing lawsuit whereby one of the Company's shareholders, and former warrantholder, returned 750,000 shares of Class B Common Stock, which the Company subsequently recorded as treasury stock. As a result of this settlement, the Company recognized a settlement gain of $12.0 million, on a pretax basis, in the quarter ended September 30, 2000. See Note 11 for further information regarding this settlement.

Note 15.    Merger Agreement

        On March 3, 2002, IOS, FTD, a newly-formed wholly-owned subsidiary of FTD, and FTD.COM entered into a definitive merger agreement pursuant to which the newly-formed indirect wholly-owned subsidiary of IOS that was created to effect the merger will merge with and into FTD.COM. Upon consummation of the merger, FTD.COM, as the surviving corporation, will continue its existence as an indirect wholly-owned subsidiary of IOS. The Company will account for the merger using the purchase method of accounting. In the merger, each stockholder of FTD.COM, other than IOS and its direct or indirect wholly-owned subsidiaries, will be entitled to receive 0.26 shares of Class A Common Stock for each outstanding share of FTD.COM common stock owned at the time of the merger. At or shortly after the time of the merger, IOS currently intends to pay a stock dividend to IOS stockholders, including former stockholders of FTD.COM, such that FTD.COM stockholders will own approximately one share of Class A Common Stock for each share of FTD.COM common stock they own at the time of the merger.

        Pursuant to the terms of the merger agreement, all outstanding options to purchase shares of FTD.COM common stock will be converted into options to purchase shares of Class A Common Stock and all restricted shares of FTD.COM common stock will be converted into shares of Class A Common Stock in accordance with the exchange ratio and be subject to the same restrictions and vesting schedule. It is expected that the Class A Common Stock, including the shares to be issued to FTD.COM's stockholders in the merger, will be quoted on the Nasdaq National Market ("Nasdaq") under the symbol "FTDI" upon the completion of the merger.

        In connection with the merger, the controlling stockholders of IOS will enter into a governance agreement with IOS that requires IOS to nominate designated representatives of the controlling stockholders to the IOS board of directors for so long as the controlling stockholders continue to own certain specified percentages of IOS Common Stock. The controlling stockholders also will enter into a registration agreement with IOS at the time of the merger that may require IOS to register their shares of common stock on the first anniversary of the date of the merger, or sooner in the case of offerings initiated by IOS following the merger. Under the terms of the registration agreement, the controlling stockholders have agreed not to sell or distribute any of their shares of IOS common stock until at least six months after the date of the merger and they are thereafter subject to further limitations under the Securities Act of 1933 and the registration agreement.

        Additionally, in connection with the merger, IOS is requesting the stockholders of IOS to approve the award of one-time bonuses of $5,321,174 and $3,237,467, respectively, to the chief executive officers of IOS and FTD.COM if certain conditions are satisfied.

        On March 22, 2002, IOS filed a registration statement on Form S-4 that included the preliminary joint proxy statement of IOS and FTD.COM relating to the merger and the other transactions contemplated by the merger agreement.

        The completion of the merger depends upon each party meeting a number of conditions, including, among other things, the adoption of the merger agreement and the related transactions by the holders of a majority of the outstanding shares of the FTD.COM's Common Stock, the declaration by the Securities and Exchange Commission that IOS's Registration Statement on Form S-4 is effective under the Securities Act of 1933 and the approval for quotation on Nasdaq of IOS's Class A Common Stock.

ANNEX H

FTD.COM INC.

INDEX TO FINANCIAL INFORMATION

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders

FTD.COM INC.:

        We have audited the accompanying balance sheets of FTD.COM INC. (a subsidiary of Florists Transworld Delivery, Inc.) as of June 30, 2001 and 2000, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FTD.COM INC. as of June 30, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/  KPMG LLP

July 20, 2001
Chicago, Illinois

FTD.COM INC.

BALANCE SHEETS

(In Thousands, Except Share Data)

	June 30, 2001	June 30, 2000
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,771	$17,961
Accounts receivable	161	417
Prepaid expenses	112	297
Distribution agreements	—	142

Total current assets	26,044	18,817

LONG-TERM ASSETS:
Officer notes receivable	1,089	—
Software development costs and computer equipment at cost, net	23	150
Other long-term assets	—	252

Total long-term assets	1,112	402

Total assets	$27,156	$19,219

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Book overdrafts	$1,150	$—
Accounts payable	3,561	7,281
Payable to FTDI	2,488	1,866
Unearned revenue	222	221
Other accrued liabilities	1,275	1,079

Total current liabilities	8,696	10,447

STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value; 5,000,000 shares authorized; no shares issued and outstanding at June 30, 2001 or 2000	—	—
Class A common stock, $.01 par value; 250,000,000 shares authorized; 8,224,614 shares issued and outstanding at June 30, 2001; 8,259,614 shares issued and outstanding at June 30, 2000	82	83
Class B convertible common stock, $.01 par value; 100,000,000 shares authorized; 40,395,000 shares issued and outstanding at June 30, 2001 and 2000	404	404
Additional paid-in capital	47,893	47,994
Class A common stock held as treasury stock, at cost; 17,871 shares at June 30, 2001; no shares at June 30, 2000	(115)	—
Deferred compensation	(2,455)	(3,867)
Retained deficit	(27,349)	(35,842)

Total stockholders' equity	18,460	8,772

Total liabilities and stockholders' equity	$27,156	$19,219

See accompanying notes to financial statements.

FTD.COM INC.

STATEMENTS OF OPERATIONS

(In Thousands, Except Per Share Data)

	Year Ended June 30,
	2001	2000	1999
Revenues:
Order revenues and service fees, net of discounts	$117,517	$87,586	$45,212
Commissions, from FTDI	8,941	7,245	4,148
Other, principally from FTDI	3,836	3,374	258

Total revenues	130,294	98,205	49,618
Costs of fulfillment and processing service, including expenses from FTDI of $1,787, $1,553 and $3,436 for the years ended June 30, 2001, 2000 and 1999, respectively	91,756	69,925	38,848

Gross profit	38,538	28,280	10,770
Operating expenses:
Marketing and promotions, including expenses from FTDI of $3,700 for the year ended June 30, 1999	15,191	42,901	11,991
Technology development, including expenses from FTDI of $402, $1,087 and $1,431 for the years ended June 30, 2001, 2000 and 1999, respectively	4,226	11,840	2,156
General and administrative, including expenses from FTDI of $3,329, $2,611 and $2,334 for the years ended June 30, 2001, 2000 and 1999, respectively	11,864	9,750	4,983

Total operating expenses	31,281	64,491	19,130

Income/(loss) from operations	7,257	(36,211)	(8,360)
Interest income/(expense)	1,236	1,609	(142)

Income/(loss) before income taxes	8,493	(34,602)	(8,502)
Income tax benefit	—	—	3,055

Net income/(loss)	8,493	(34,602)	(5,447)
Dividends on preferred stock	—	—	74

Net income/(loss) available to common stockholders	$8,493	$(34,602)	$(5,521)

Basic net income/(loss) per share of common stock	$0.18	$(0.75)	$(0.13)

Diluted net income/(loss) per share of common stock	$0.17	$(0.75)	$(0.13)

Weighted average basic common shares outstanding used in the calculation of net income/(loss) per share	47,351	45,879	40,920 (a)

Weighted average diluted common shares outstanding used in the calculation of net income/(loss) per share	48,661	45,879	40,920 (a)

(a)
The 1999 pro forma weighted average basic and diluted common shares outstanding consist of 40,920,000 shares of common stock issued in conjunction with the incorporation of the Company on May 19, 1999, retroactively adjusted to reflect the 12-for-1 split of FTD.COM Class B common stock as discussed in Note 6 of the notes to the financial statements.

See accompanying notes to financial statements.

FTD.COM INC.

STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended June 30,
	2001	2000	1999
Net income/(loss)	$8,493	$(34,602)	$(5,447)
Adjustments to reconcile net income/(loss) to net cash and cash equivalents provided by/(used in) operating activities:
Deferred compensation expense	1,310	199	—
Depreciation and amortization	404	—	—
Web site one-time charge/(gain)	(524)	4,403	—
Changes in assets and liabilities:
Accounts receivable	256	(184)	(20)
Prepaid expenses	185	(82)	(195)
Distribution agreements	142	1,565	273
Other long-term assets	252	(252)	—
Accounts payable	(3,196)	5,260	303
Payable to FTDI	622	1,380	22
Unearned revenue	1	92	129
Other accrued liabilities	196	83	435

Net cash and cash equivalents provided by/(used in) operating activities	8,141	(22,138)	(4,500)

Net cash and cash equivalents used in investing activities:
Officer notes receivable	(1,089)	—	—
Software development costs and computer equipment	(277)	(3,711)	—

Net cash and cash equivalents used in investing activities	(1,366)	(3,711)	—

Net cash and cash equivalents provided by financing activities:
Deferred offering expenses	—	1,062	(1,062)
Accrued offering expenses	—	(638)	—
Issuance of Series A preferred stock	—	—	9,000
Contributions from FTDI	—	—	4,767
Proceeds from the issuance of Class A common stock	—	35,181	—
Book overdrafts	1,150	—	—
Treasury stock repurchases	(115)	—	—

Net cash and cash equivalents provided by financing activities	1,035	35,605	12,705

Net increase in cash and cash equivalents	7,810	9,756	8,205
Cash and cash equivalents, beginning of year	17,961	8,205	—

Cash and cash equivalents, end of year	$25,771	$17,961	$8,205

See accompanying notes to financial statements.

FTD.COM INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In Thousands)

	Class A Common Stock		Class B Common Stock
						Treasury Stock					Total Stockholders' Equity (Deficit)
					Additional Paid-in Capital			Deferred Compensation	Stockholder's Net Deficit	Retained Deficit
	Shares	Amount	Shares	Amount		Shares	Amount
Balance at June 30, 1998	—	$—	—	$—	$—	—	$—	$—	$(151)	$—	$(151)
Contributions from FTDI									4,767		4,767
Loss before income taxes from July 1, 1998 to May 18, 1999									(7,637)		(7,637)
Tax benefit contributed to FTDI from July 1, 1998 to May 18, 1999									3,055		3,055
Issuance of common stock			3,410	34					(34)		—
Retroactive adjustment for the 12-for-1 stock split			37,510	375						(375)	—
Net loss from May 19, 1999 to June 30, 1999										(865)	(865)
Dividends—Series A preferred stock										(74)	(74)

Balance at June 30, 1999	—	—	40,920	409	—	—	—	—	—	(1,314)	(905)

Net loss										(34,602)	(34,602)
Conversion of Series A preferred stock	1,385	14			8,986					74	9,074
Issuance of Class A common stock	4,995	50			35,131						35,181
Stock compensation plans	1,355	14			3,877			(4,066)			(175)
Amortization of deferred compensation								199			199
Conversion of Class B common stock to Class A common stock	525	5	(525)	(5)							—

Balance at June 30, 2000	8,260	83	40,395	404	47,994	—	—	(3,867)	—	(35,842)	8,772

Net income										8,493	8,493
Treasury stock repurchases						(18)	(115)				(115)
Amortization of deferred compensation								1,310			1,310
Forfeiture of restricted stock	(35)	(1)			(101)			102			—

Balance at June 30, 2001	8,225	$82	40,395	$404	$47,893	(18)	$(115)	$(2,455)	$—	$(27,349)	$18,460

See accompanying notes to financial statements.

FTD.COM INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of Business

        FTD.COM INC. ("the Company" or "FTD.COM") is an Internet and telephone marketer of flowers and specialty gifts, which began selling products directly to consumers through the 1-800-SEND-FTD toll-free telephone number in 1993 and electronically to consumers through the www.ftd.com Web site in 1994. The Company offers same-day delivery of floral orders to nearly 100% of the U.S. population. The majority of orders are fulfilled by a group of independent FTD florists who adhere to FTD.COM's quality and service standards. The Company offers over 400 floral arrangements and over 800 specialty gift items, including gourmet gift baskets, holiday gift sets, bath and beauty products, garden products and stuffed animals. Product offerings are available at prices ranging from $17.99 to approximately $500.00.

        The Company is a majority-owned subsidiary of Florists' Transworld Delivery, Inc. ("FTDI"). FTDI is a wholly-owned subsidiary of IOS BRANDS Corporation ("IOS"). The Company was incorporated as a Delaware corporation in May 1999 and at such time began to retain its own earnings. In consideration for the receipt of 40,920,000 shares of Class B common stock (as adjusted to reflect a 12-for-1 stock split on July 30, 1999), FTDI contributed to the Company the assets and liabilities relating to the consumer floral order and specialty gift product business.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

        From the Company's inception until June 1, 1999, FTDI or its predecessor provided funding for working capital and the Company participated in FTDI's central cash management system. As a part of FTDI's central cash management system, all cash generated from and cash required to support the Company's operations was deposited and received through FTDI's corporate operating cash accounts. As a result, there were no separate bank accounts or records for these transactions. Accordingly, the amounts represented by the caption "Contributions from FTDI" in the Company's statements of cash flows represent the net effect of all cash transactions between the Company and FTDI from inception until June 1, 1999. From June 1999 until the closing of the Company's initial public offering of its Class A common stock ("IPO"), the Company funded its working capital needs through the use of proceeds from the sale of preferred stock.

        Certain expenses reflected in the financial statements include allocations of expenses from FTDI. These allocations take into consideration personnel, business volume or other appropriate bases and generally include administrative expenses related to general management, insurance, information management and other services provided to the Company by FTDI. Interest expense for fiscal years prior to the fiscal year ended June 30, 2000 reflects interest associated with the Company's share of the aggregate borrowings of FTDI for each of the periods presented. Allocations of expenses are estimates based on management's best assessment of actual expenses incurred by the Company.

        Effective as of June 1, 1999, expenses related to services covered by the Intercompany Services Agreement were charged to the Company pursuant to the terms thereof. Amounts owed to FTDI pursuant to the Intercompany Services Agreement are included in the balance sheet caption "Payable to FTDI."

        The financial statements for fiscal years prior to the fiscal year ended June 30, 2000 have been prepared as if the Company operated as a stand-alone entity since its inception. The financial information for the fiscal years prior to the fiscal year ended June 30, 2000 may not necessarily reflect the financial position, results of operations or cash flows of the Company in the future or what the financial position, result of operations or cash flows of the Company would have been if it had been a separate, stand-alone corporation during the periods presented.

Cash and Cash Equivalents

        Cash and cash equivalents consist of deposits with banks and short-term investments with original maturities of three months or less.

Accounts Receivable

        Accounts receivable include amounts owed from corporate customers for purchases of floral, specialty gift products and gift certificates. The credit risk associated with collection of accounts receivable is minimal due to the composition of the Company's customer base.

Distribution Agreements

        The Company, and FTDI on behalf of the Company in fiscal years prior to fiscal year 2000, has entered into distribution agreements with various vendors. These distribution agreements relate to Internet advertising. The costs of these agreements are amortized over their respective useful lives, which range from one to two years, using the straight-line method. The Company periodically evaluates whether events and circumstances indicate that the remaining balances of intangibles may not be recoverable or that the remaining estimated useful lives may warrant revision. When these factors indicate that intangibles should be evaluated for possible impairment, the Company uses an estimate of undiscounted future cash flows to measure whether the intangibles are recoverable, and over what period. The Company has determined that, as of June 30, 2001, there has been no impairment in the carrying value of the distribution agreements.

Software Development Costs and Computer Equipment

        Software development costs and computer equipment are recorded at cost. Depreciation and amortization is provided for financial reporting purposes on a straight-line basis over the estimated useful lives of the assets. Computer hardware is depreciated over 24 months and computer software is amortized over 36 months.

        Maintenance and repairs are charged to expense as incurred. Significant improvements are capitalized and depreciated over the remaining useful lives of the respective assets.

        The Company has adopted the provisions of Statement of Position ("SOP") 98-1, Accounting for the Costs of Software Developed or Obtained for Internal Use and Emerging Issues Task Force No. 00-02, Accounting for Web Site Development Costs. Accordingly, certain costs incurred in the planning and development stage of internal-use computer software, including Web site development, are expensed as incurred. The Company capitalized $3.7 million of Web site development costs incurred subsequent to the planning and development stage during fiscal year 2000. In the fourth quarter of fiscal year 2000, the Company wrote off $3.5 million of these previously capitalized costs as part of the $4.4 million one-time charge associated with the development work related to an unlaunched version of the Company's Web site.

Current Liabilities

        Under the Company's cash management system outstanding checks frequently result in overdraft balances for accounting purposes and are classified as "book overdrafts" in the balance sheet.

        Other accrued liabilities include $1,078,571 and $798,524 in employee-related costs as of June 30, 2001 and 2000, respectively.

Income Taxes

        The Company is included in the consolidated U.S. income tax return of IOS. The provision for income taxes of the Company has been calculated as if the Company was a stand-alone corporation filing separate tax returns.

        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Cumulative taxes from the Company's inception through its incorporation on May 19, 1999 were settled through stockholder's net deficit. For periods subsequent to the Company's incorporation, taxes are recognized pursuant to the terms of the amended Tax Sharing Agreement among FTDI, IOS and the Company, which provides that the Company will pay its tax liability computed as if it were filing a separate return. Under that agreement, IOS will refund any tax benefits attributable to the Company, provided that the Company would have realized the benefits had the Company filed its own Federal income tax return.

Revenue and Cost Recognition

Order Revenues and Service Fees

        Orders placed through the Company's Web site or its 1-800-SEND-FTD toll-free telephone number typically are paid for using a credit card. When a customer makes a purchase that will be fulfilled by an FTD florist, the Company processes the order, charges the customer's credit card and transmits the order to FTDI's Mercury Network. The Mercury Network then transmits the order to the fulfilling florist. The Company charges the customer a service fee of $7.99 for floral orders placed through the Web site and $9.99 for floral orders placed through 1-800-SEND-FTD, prior to any promotional discounts.

        Orders from the Company's specialty gift selection are fulfilled by a manufacturer or a third party distributor based on a pre-negotiated price. The Company charges the customer shipping and handling fees for these specialty gift product orders. Amounts charged to the customer for the product and the shipping and handling are recorded as revenue while the pre-negotiated price of the product and the costs incurred for shipping and handling are recorded as costs of fulfillment and processing services. Order revenues and service fees are reported net of discounts.

        The Company recognizes 100% of the order value as revenue and recognizes the associated costs for fulfillment and processing services when the order is fulfilled. Processing services costs primarily consist of fees due to FTDI for processing services and amounts related to processing orders through the Company's toll-free telephone number, including the cost of the internal call center and amounts paid to external third party call centers and FTDI for the utilization of their call center.

Commissions

        Commission revenues represent a fee, consistent with industry practice, paid to the Company by FTDI for floral orders that are cleared through the FTD Clearinghouse. Commission revenues were earned pursuant to an incentive program from FTDI in effect from July 1998 though September 1999 and currently are earned pursuant to a commission agreement with FTDI in effect since October 1999. Commission revenues are recognized when the order is fulfilled.

Unearned Revenue

        Unearned revenue at June 30, 2001 represents order revenues associated with floral and specialty gift orders that were placed prior to June 30, 2001 but were to be delivered after such date. This revenue will be recognized, together with the related cost of goods sold, when the order is fulfilled.

Marketing and Promotions Costs

        Marketing and promotions costs, which principally consist of costs related to advertising and affinity programs, are charged to expense as incurred and include an allocation from FTDI of $3.7 million in fiscal year 1999. Pursuant to the Intercompany Services Agreement, effective as of June 1, 1999, FTDI no longer charges any of its marketing and promotions costs to the Company.

Use of Estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in connection with the preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Reclassifications

        Certain amounts in the fiscal year 1999 financial statements have been reclassified to conform to the fiscal year 2001 and 2000 presentation.

Concentration of Customers and Credit Risks

        The Company's customers are comprised of consumers that utilize its Web site or toll-free number to purchase products. Financial instruments, which potentially subject the Company to concentrations of credit risk, principally consist of accounts receivable. As of June 30, 2001 and 2000, there were no significant concentrations of accounts receivable or related credit risks.

Concentration of Suppliers

        The Company is dependent upon certain significant vendors to supply products, specifically, the ability of FTD florists to fulfill the Company's floral orders and the ability of manufacturers or third party distributors to fulfill the Company's specialty gift orders. In addition, the Company utilizes the communication network of FTDI as an important component of its operations. If FTDI fails to provide these services satisfactorily, the Company would be required to obtain these services from another provider, or perform these services. If the Company chose to obtain these services from another provider, additional costs may be incurred and the Company may be unable to obtain these services on commercially reasonable terms. If the Company chose to perform these services, the Company may not be able to perform them adequately. In either case, a change could cause a delay in order processing and fulfillment and a possible reduction in the quality of service, which could adversely affect the Company's business, results of operations and financial condition.

        The Company currently utilizes hardware, software and services that support its Web site, an important component of its operations, from a third party vendor under an operating service agreement. Although there are a limited number of Web site service companies, management believes that other vendors could provide the Company with these Web site services on comparable terms. The terms of the current operating service agreement provide for variable payments, which are based on the number of completed orders, and an annual term with renewal options. The cost to the Company of these services is derived from the volume of order transactions. A change in Web site service companies, however, could cause a possible reduction in the quality of service or a possible increase in price, which could adversely affect operating results.

Fair Value of Financial Instruments

        Financial instruments, including accounts receivable, officer notes receivable, accounts payable and accrued liabilities are reflected in the financial statements at carrying or contract value. Those values were not materially different from their fair values.

Stock-Based Compensation

        The Company has adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair value-based method defined in SFAS No. 123 has been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25.

Basic and Diluted Income/(Loss) Per Share

        The Company computes net income/(loss) per share in accordance with the provisions of SFAS No. 128, Earnings per Share. Under the provisions of SFAS No. 128, the computation of basic and diluted net income/(loss) per share for the fiscal years ended June 30, 2001, 2000 and 1999 are as follows:

	Year Ended June 30,
	2001	2000	1999
	(In Thousands, Except Per Share Data)
Net income/(loss) available to common stockholders	$8,493	$(34,602)	$(5,521)

Weighted average basic shares of common stock outstanding	47,351	45,879	40,920 (a)
Effect of dilutive securities:
Employee stock options	30	—	—
Unvested restricted shares of Class A common stock	1,280	—	—

Weighted average diluted shares of common stock outstanding	48,661	45,879	40,920 (a)

Basic net income/(loss) per share of common stock	$0.18	$(0.75)	$(0.13)

Diluted net income/(loss) per share of common stock	$0.17	$(0.75)	$(0.13)

(a)
1999 pro forma weighted average basic and diluted common shares outstanding consist of 40,920,000 shares of common stock issued in conjuction with the incorporation of the Company on May 19, 1999, retroactively adjusted to reflect the stock split described in Note 6.

        Shares issuable from securities that could potentially dilute basic earnings per share in the future that were not included in the computation of earnings per share because their effect was anti-dilutive consisted of 55,000 shares, 1,503,000 shares and 1,384,614 shares at June 30, 2001, 2000 and 1999, respectively.

Note 3. Distribution Agreements

        The Company has entered into Internet distribution agreements pursuant to which the Company would receive various services, including advertising space on shopping and search-oriented Web sites, portal links to the Company's Web site and marketing of the Company's product offerings through co-branded Web sites. Pursuant to the terms of these agreements, at June 30, 2001, the Company had future commitments to pay total fixed fees of $0.3 million, which are due in fiscal year 2002. The Company records expenses related to the fixed fee portion of these agreements ratably over the contract term. During the year ended June 30, 2001, the Company recorded $6.3 million of marketing and promotions expense related to the fixed fee portions of these distribution agreements, compared to $12.9 million during the fiscal year ended June 30, 2000, including a one-time charge in the fourth quarter of fiscal year 2000 of $2.3 million related to the termination of one of the Company's Internet portal distribution agreements. In addition, some of these distribution agreements obligate the Company to pay variable fees based on a percentage of net order revenues (as defined in the various agreements) generated as a result of each such distribution agreement.

Note 4. Series A Cumulative Redeemable Convertible Preferred Stock

        On May 19, 1999, in connection with the Company's incorporation, 5,000,000 shares of preferred stock were authorized. Additionally, on May 19, 1999, the Company designated 90,000 shares of preferred stock as Series A 8% Cumulative Redeemable Convertible Preferred Stock. On May 20, 1999, 30,000 shares of this Series A preferred stock were issued and sold to an investor for consideration of $3.0 million. On May 25, 1999, 60,000 shares of this Series A preferred stock were issued and sold to an investor for consideration of $6.0 million.

        These shares of Series A preferred stock had a liquidation preference of $100 per share and accrued dividends at the annual rate of 8% of the liquidation preference. Accrued dividends were payable at the discretion of the Company's board of directors and were manditorily payable upon liquidation or redemption. At June 30, 1999, accrued and unpaid dividends were $74,301, or $0.83 per share.

        Upon closing of the initial public offering on October 4, 1999, each share of Series A preferred stock converted into 15.3846 shares of Class A common stock, for a total of 1,384,614 shares, pursuant to the terms of the Series A preferred stock. Upon conversion, accrued and unpaid dividends of $74,301 on the Series A preferred stock were offset against retained earnings.

Note 5. Treasury Stock

        In May 2001, the Company repurchased 17,871 shares of Class A common stock from employees in accordance with the 1999 Equity Incentive Plan and the underlying restricted shares agreements, which allow a participant, at his or her election, to surrender a portion of restricted shares as vesting occurs to be applied against withholding taxes.

Note 6. Capital Transactions

        On May 19, 1999, the Company was incorporated and capitalized through the authorization of 250,000,000 shares of Class A common stock, 100,000,000 shares of Class B common stock and 5,000,000 shares of preferred stock. In connection with its formation, the Company issued 3,410,000 shares of Class B common stock to FTDI. In consideration for the receipt of these shares, FTDI contributed to the Company the assets and liabilities relating to the consumer floral and specialty gift product business. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share. The Class B common stock is convertible into shares of Class A common stock on a one-for-one basis at the option of the holder and automatically converts into shares of Class A common stock on a one-for-one basis upon any transfer to a person other than FTDI or certain of its affiliates or successors or a strategic partner, as defined in the Company's certificate of incorporation.

        On July 30, 1999, the Company's Board of Directors approved a 12-for-1 stock split of the Company's outstanding Class B common stock, resulting in FTDI holding 40,920,000 shares of Class B common stock. All share and per share information in the accompanying financial statements has been retroactively restated to reflect the effect of the stock split.

        On September 28, 1999, the Company agreed to issue and sell 4,500,000 shares of its Class A common stock in the IPO at a price of $8.00 per share. The gross proceeds from the IPO were $36.0 million. The net proceeds were $31.5 million after deducting the underwriting discounts and commissions of $2.5 million and other offering expenses of $2.0 million. The deferred offering expenses of $1.1 million at June 30, 1999 incurred in connection with the IPO were charged against additional paid-in capital upon the pricing of the IPO.

        Upon the closing of the IPO on October 4, 1999, the 90,000 outstanding shares of Series A preferred stock were automatically converted into 1,384,614 shares of Class A common stock. Upon conversion, accrued and unpaid dividends of $74,301 on the Series A preferred stock were offset against retained earnings.

        On October 6, 1999, the underwriters exercised their one-time option to purchase 495,000 additional shares of Class A common stock at the IPO price of $8.00 per share, representing a portion of the over-allotment option granted to the underwriters in connection with the IPO. The net proceeds to the Company from this issuance and sale of 495,000 shares of Class A common stock were $3.7 million after deducting underwriting discounts and commissions.

        On June 12, 2000, FTDI transferred 525,000 shares of previously issued and outstanding Class B common stock to key employees of FTDI. At the time of transfer, the related Class B common stock automatically converted into Class A common stock.

Note 7. Income Taxes

        At June 30, 2001, the Company had net operating loss carryforwards for Federal tax purposes of $28.5 million, which are available to offset future Federal taxable income, if any, through 2020.

        There was no income tax expense or benefit recorded by the Company for the fiscal years ended June 30, 2001 or 2000. Income tax benefit for the year ended June 30, 1999 consisted of:

	Current	Deferred	Total
	(In Thousands)
Year ended June 30, 1999:
U.S. Federal	$2,469	$—	$2,468
State and local	587	—	587

	$3,055	$—	$3,055

        Income tax benefit differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to losses before income tax expense as a result of the net-of-tax effect of state and local income taxes and the change in the valuation allowance.

        FTD.COM was incorporated in May 1999 to own and operate the Internet and telephone floral and specialty gift business of FTDI. Cumulative taxes from December 19, 1994 through the Company's incorporation in May 1999 of $10.7 million, representing $10.1 million of tax benefits and $0.6 million of deferred taxes associated with a distribution agreement, have been settled through stockholder's net deficit. For periods subsequent to the Company's incorporation, taxes are recognized pursuant to the terms of the amended Tax Sharing Agreement among FTDI, IOS and the Company, which provides that the Company will pay its tax liability computed as if it were filing a separate return. Under that agreement, IOS will refund any tax benefits attributable to the Company, provided that the Company would have realized the benefits had the Company filed its own Federal income tax return. At June 30, 2001, there were no tax-related amounts currently payable to or receivable from IOS.

        The following represents the components of the deferred tax asset:

	June 30,
	2001		2000
	(In Thousands)
Deferred tax assets:
U.S. net operating loss carryforwards	$		$
Non-deductible accrued expenses		11,139		14,011
Deferred income
Other		103		87
		89		89
		62		—

Total gross deferred income tax assets		11,393		14,187
Less: Valuation allowance		(11,393)		(14,187)

Net deferred tax assets		$—		$—

        The net change in the total valuation allowance for the year ended June 30, 2001 was a decrease of $2.8 million. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which these temporary differences become deductible. This assessment was performed considering projected future taxable income. The valuation allowance of $11.4 million is maintained on the deferred tax assets that the Company has determined are more likely than not, not realizable as of June 30, 2001. The subsequent recognition of $0.6 million of the valuation allowance will be applied to additional paid in capital, because certain compensation expenses associated with the restricted stock awards discussed in Note 9 are deductible only for tax purposes.

Note 8. Related Party Transactions

        The Company engages in various transactions with its parent, FTDI, in the normal course of the Company's business. FTDI pays the Company commission revenues for floral orders that are cleared through the FTD Clearinghouse. Classified as other revenues, the Company records revenues for rebates received from FTDI for floral orders processed through FTDI's credit card program, which have also been processed through the FTD Clearinghouse, and also records revenues related to fees paid by FTDI to the Company for the hosting of florists' Web sites through the www.ftd.com Internet site.

        For orders processed through the FTD Clearinghouse, FTDI charges the Company customary clearing fees. The Company also utilizes FTDI's credit card processing services. FTDI charges the Company a percentage of the order value to utilize these credit card processing services. Costs for clearing services and credit card processing expenses are included in fulfillment and processing service expenses and are covered by the Intercompany Services Agreement between FTDI and the Company.

        The Company utilizes a call center owned and operated by FTDI for order entry and customer care services. The Company pays FTDI based on the number of calls handled. These costs are classified as fulfillment and processing services expenses and general and administrative expenses, as appropriate.

        The Company and FTDI are parties to an Intercompany Services Agreement that covers technical and administrative services, facilities and occupancy, Internet/telecom usage and other services that are provided to the Company by FTDI. Technical and administrative services include employee and other departmental costs for the technical, human resources, accounting, administrative and legal departments. In consideration for these services, FTDI has allocated a portion of its departmental costs related to the services it provides to the Company. The allocations were estimated using proportional cost allocation methods, plus a general and administrative charge of 5% of the value of the services utilized. These costs are classified as technology development expenses and general and administrative expenses, as appropriate.

        The Company does not maintain separate physical facilities. It leases space from FTDI and is charged rent based upon an estimate of prevailing market rates for similar facilities. The Company is also charged a pro-rata share, based on square footage used by the Company, for utilities, property taxes and other occupancy costs. Internet/telecom usage costs include an allocation of monthly depreciation for all hardware and software based on usage by the Company, as well as monthly rates for telecommunications expenses of the Company. These costs are classified as general and administrative expenses.

        The Company uses FTDI's trademarks in connection with the sale of floral and specialty gift products through its Web site and toll-free telephone number. The Company is a party to a license agreement with FTDI that includes provisions for royalty payments from the Company to FTDI of 1% of the Company's order revenues and service fees, a 99-year term and termination, at FTDI's option, under certain circumstances in the event that ownership of 20% or more of the Company is acquired by a person or group not affiliated with FTDI. Royalty expense associated with FTDI's trademarks has been included in general and administrative expenses.

        The Statements of Operations include the following expense transactions with FTDI:

	Year Ended June 30,
	2001	2000	1999
	(In Thousands)
Costs of fulfillment and processing service	$1,787	$1,553	$3,436
Marketing and promotions	—	—	3,700
Technology development	402	1,087	1,431
General and administrative	3,329	2,611	2,334

        Additionally, related party transactions include loans to officers of the Company as follows:

        The Company loaned various officers of the Company, collectively, $1,066,349 pursuant to four-year interest bearing notes dated May 17, 2001, with accrued interest at 6.5% per annum and principal due at maturity.

        The Company loaned an officer of the Company $23,000 pursuant to a four-year interest bearing note dated June 11, 2001, with accrued interest at 6.5% per annum and principal due at maturity.

        Additionally, prior to the Company's IPO on September 28, 1999, key employees of IOS were granted IOS restricted shares in exchange for services to be provided to IOS over a five-year service period. At the time of the IPO, certain of these key employees became employees of FTD.COM and no longer provided services to IOS. The key employees, however, still retained their rights to the IOS restricted shares and continue to earn the restricted shares in exchange for services that will be provided to FTD.COM. Therefore, at the time of the IPO, FTD.COM paid IOS for the remaining $175,000 of deferred compensation associated with the restricted shares. During fiscal years 2001 and 2000, the Company recorded $52,000 and $39,000 of compensation expense, respectively, related to these restricted shares.

Note 9. Stock Options and Shares Reserved

        The FTD.COM INC. 1999 Equity Incentive Plan (the "Plan") provides for the issuance of up to 4,500,000 shares of Class A common stock in connection with the granting of option rights, stock appreciation rights (SARs), restricted shares, deferred shares, performance awards or any combination of the foregoing pursuant to the Plan. In addition, the plan provides that:

  •
  the aggregate number of shares of Class A common stock actually issued or transferred by the Company upon the exercise of incentive stock options shall not exceed 1,000,000 shares of Class A common stock,

  •
  no plan participant shall be granted option rights and appreciation rights, in the aggregate, for more than 1,000,000 shares of Class A common stock during any period of one year,

  •
  the number of shares issued as restricted shares shall not in the aggregate exceed 2,500,000 shares of Class A common stock, and

  •
  no Non-Employee Director shall be granted option rights, appreciation rights and restricted shares, in the aggregate, for more than 100,000 shares of Class A common stock during any fiscal year of the Company.

To date, the Company has not granted any SARs, deferred shares or performance awards.

        Outstanding nonqualified stock options are exercisable during a ten-year period beginning one to four years after the date of grant. All currently outstanding options were granted with an exercise price equal to either the fair market value on the date of grant or the optionee's first date of employment with the Company. Changes in options outstanding are summarized as follows:

	Options Outstanding
	Options	Range of Exercise Prices	Weighted-Average Exercise Price
Balance, June 30, 1999	—	—	—
Granted	2,499,300	$2.88 - $16.00	$10.04
Exercised	—	—	—
Recaptured or terminated	(2,351,300)	$4.72 - $16.00	$10.34
Balance, June 30, 2000	148,000	$2.88 - $ 8.00	$5.20
Granted	160,000	$1.94 - $ 2.69	$2.05
Exercised	—	—	—
Recaptured or terminated	(48,000)	$2.88 - $ 7.75	$4.17
Balance, June 30, 2001	260,000	$1.94 - $ 8.00	$3.46

        There were 25,000 stock options exercisable, with a weighted average exercise price of $5.70, at June 30, 2001. There were no options exercisable at June 30, 2000. The following table summarizes the information regarding stock options outstanding at June 30, 2001.

	Options Outstanding
Range of Exercise Price of Options	Options Outstanding	Weighted- Average Remaining Life (In Years)	Weighted- Average Exercise Price
$1.94 - $2.91	205,000	9.41	$2.24
$8.00	55,000	8.47	$8.00

Total Options	260,000	9.21	$3.46

        Using the Black-Scholes model and the following assumptions, the average estimated fair value, at the dates of grant of options in fiscal years 2001 and 2000, was $1.21 and $0.98 per option, respectively.

	2001	2000
Risk-free interest rate	4.8%	6.2%
Expected dividend yield	0%	0%
Expected volatility	75%	75%
Estimated lives of options (in years)	4.0	4.0

        Based on the above assumptions, the Company would have recognized an additional $45,000 and $9,000 of compensation expense in fiscal years 2001 and 2000, respectively, if the estimated costs of the granted stock options had been recorded in the financial statements ratably over the vesting period. This additional expense would have resulted in pro forma net income of $8,448 and net loss of $34,611, in fiscal years 2001 and 2000, respectively, with no change in reported basic or diluted net income/(loss) per share.

        Options granted during fiscal years 2001 and 2000 vest equally each year over a four-year period from the date of grant. As a result, the estimated costs indicated above reflect only a partial vesting of such options. If full vesting were assumed, the estimated pro forma costs for each year would have been higher than indicated above.

        The Company granted 1,355,000 restricted shares of stock at a weighted-average fair value, at the dates of grant, of $2.87 in fiscal year 2000 to key members of management. No restricted shares were granted in fiscal year 2001 or prior to fiscal year 2000. The Company recognized compensation expense in general and administrative expenses of $1.3 million and $160,000 in fiscal years 2001 and 2000, respectively, related to the grants of restricted stock.

Note 10. Supplemental Cash Flow Information

        Net cash provided by continuing operations reflects interest received of $1.2 million and $1.6 million in fiscal years 2001 and 2000, respectively. Interest paid in fiscal year 1999 was $142,000 related to interest associated with the Company's portion of the aggregate borrowings of FTDI. No taxes have been paid or refunded in fiscal years 2001 or 2000. For fiscal years prior to fiscal year 2000, cumulative taxes from December 19, 1994 through the Company's incorporation in May 1999 of $10.7 million, representing $10.1 million of tax benefits and $0.6 million of deferred taxes associated with a distribution agreement, have been settled through stockholder's net deficit.

Note 11. Selected Quarterly Financial Data

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(Unaudited and in Thousands, Except for Per Share Data)
2001:
Total revenues	$18,244	$32,451	$36,084	$43,515	$130,294

Gross profit	$5,499	$9,559	$10,472	$13,008	$38,538

Net income	$253	$2,290	$2,351	$3,599	$8,493

Weighted average common shares outstanding:
Basic	47,300	47,300	47,300	47,506	47,351

Diluted	48,651	48,635	48,662	48,730	48,661

Per share—basic and diluted:
Basic net income per share of common stock	$0.01	$0.05	$0.05	$0.08	$0.18

Diluted net income per share of common stock	$0.01	$0.05	$0.05	$0.07	$0.17

2000:
Total revenues	$12,443	$23,588	$26,550	$35,624	$98,205

Gross profit	$3,483	$6,633	$7,659	$10,505	$28,280

Net loss	$(3,850)	$(11,219)	$(8,493)	$(11,040)	$(34,602)

Weighted average common shares outstanding:
Basic	41,018	47,234	47,300	47,964	45,879

Diluted	41,018	47,234	47,300	47,964	45,879

Per share—basic and diluted:
Basic net loss per share of common stock	$(0.09)	$(0.24)	$(0.18)	$(0.23)	$(0.75)

Diluted net loss per share of common stock	$(0.09)	$(0.24)	$(0.18)	$(0.23)	$(0.75)

        The sum of earnings per share for the quarters may not equal the fiscal year amount due to rounding or to changes in the average shares outstanding during the period.

Note 12.    Subsequent Event (Unaudited)

        On November 9, 2001, the Company completed the acquisition of certain assets of National Flora, Inc. ("National Flora") pursuant to an asset purchase agreement dated as of November 7, 2001, by and among Gerald Stevens, Inc., National Flora and the Company (the "Asset Purchase Agreement"). National Flora is a telephone and Internet marketer of flowers and specialty gifts, having revenues of $30.1 million for the year ended August 31, 2001 and net assets of $4.4 million at August 31, 2001.

        Pursuant to the terms of the Asset Purchase Agreement, the purchase price of the acquisition was approximately $9.0 million and was provided from the Company's existing cash balances. The assets acquired primarily consist of $1.7 million of prepaid advertising, rights under or in respect of certain contracts and agreements, National Flora's customer base and goodwill. The Company accounted for the acquisition using the purchase method of accounting and accordingly, the Company's financial statements reflect the allocation of the total purchase price to the net tangible and intangible assets acquired, based on their respective fair values. Of the $9.0 million purchase price, $0.9 million was allocated to the customer list, which will be amortized over 5 years, and $6.4 million was allocated to goodwill, which is not amortized in accordance with SFAS No. 142. Under provisions of SFAS No. 142, goodwill and certain intangible assets with indefinite lives that are acquired after June 30, 2001 will not be amortized and will be tested for impairment at least annually.

        On March 3, 2002, IOS entered into a merger agreement to acquire the minority interest of FTD.COM. In the merger, each stockholder of FTD.COM, other than IOS and its subsidiaries, will be entitled to receive 0.26 shares of IOS Class A common stock for each outstanding share of common stock of FTD.COM owned at the time of the merger. At or shortly after the time of the merger, IOS intends to pay a stock dividend to IOS stockholders, including former FTD.COM stockholders, such that former FTD.COM stockholders will own approximately one share of IOS Class A common stock for each share of FTD.COM common stock they own at the time of the merger.

        Robert L. Norton, Chairman, President and Chief Executive Officer of IOS, and Michael J. Soenen, President and Chief Executive Officer of FTD.COM would be entitled to one-time bonus payments of $5,321,174 and $3,237,467, respectively, in the event that the merger is consummated on or prior to June 30, 2002 and the payments are approved by the stockholders of IOS.

        IOS, FTD.COM and the directors of FTD.COM have been named as defendants in four class action lawsuits filed in the Court of Chancery for New Castle County in Wilmington, Delaware by individual stockholders of FTD.COM on behalf of all public stockholders of FTD.COM: Frances Howland v. FTD.COM et al., Civil Action No. 19458 NC; Johnathon Anderson v. Richard Perry et al., Civil Action No. 19459 NC; Stephen Gluck v. Richard C. Perry, Civil Action No. 19461 NC; and Geoff Mott v. IOS Brands Corp., Civil Action No. 19468 NC. These lawsuits were filed beginning on March 5, 2002, shortly after the press release announcing the merger was released. The complaints generally make essentially the same allegations, namely that:

  •
  the offer by IOS to exchange 0.26 shares of IOS Class A common stock for each share of FTD.COM common stock is inadequate,

  •
  the individual defendants breached the fiduciary duties they owned in their capacity as directors by, among other things, failing to conduct an auction or otherwise check the market value of FTD.COM before voting to accept the merger proposal,

  •
  IOS and its board of directors prevented the FTD.COM board from conducting a meaningful review of the transaction, and

  •
  IOS, FTD.COM and certain of the individual defendants timed the merger to deny public stockholders the full potential increase in FTD.COM's stock price following the merger.

        The lawsuits seek, among other things, to recover unspecified damages and costs and to enjoin or rescind the merger. IOS and the other defendants believe that these lawsuits are without merit and intend to defend themselves vigorously against them.

 FTD.COM INC.

BALANCE SHEETS

(In thousands, except share data)

	March 31, 2002	June 30, 2001
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$31,828	$25,771
Accounts receivable	114	79
Interest receivable	52	82
Prepaid expenses	1,670	112

Total current assets	33,664	26,044

LONG-TERM ASSETS:
Deposits	27	—
Officer notes receivable, including accrued interest of $63 at March 31, 2002	1,152	1,089
Property and equipment, net	335	23
Goodwill and intangible assets, net	7,274	—

Total long-term assets	8,788	1,112

Total assets	$42,452	$27,156

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Book overdrafts	$—	$1,150
Accounts payable	4,891	3,561
Payable to FTDI	4,749	2,488
Unearned revenue	570	222
Other accrued liabilities	1,582	1,275

Total current liabilities	11,792	8,696

STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value; 5,000,000 shares authorized; no shares issued and outstanding at March 31, 2002 and June 30, 2001	—	—
Class A common stock, $.01 par value; 250,000,000 shares authorized; 8,224,614 shares issued and outstanding at March 31, 2002 and June 30, 2001	82	82
Class B convertible common stock, $.01 par value; 100,000,000 shares authorized; 40,395,000 shares issued and outstanding at March 31, 2002 and June 30, 2001	404	404
Additional paid-in capital	47,893	47,893
Class A common stock held as treasury stock, at cost; 17,871 shares at March 31, 2002 and June 30, 2001	(115)	(115)
Deferred compensation	(1,469)	(2,455)
Retained deficit	(16,135)	(27,349)

Total stockholders' equity	30,660	18,460

Total liabilities and stockholders' equity	$42,452	$27,156

See accompanying notes to financial statements.

 FTD.COM INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2002	2001	2002	2001
	(In thousands, except per share data)
Revenues:
Order revenues and service fees, net of discounts	$44,876	$32,686	$101,261	$78,206
Commissions, from FTDI	2,980	2,374	7,072	5,907
Other, from FTDI	1,015	1,024	2,805	2,666

Total revenues	48,871	36,084	111,138	86,779
Costs of fulfillment and processing service	34,990	26,037	79,212	62,290

Gross profit	13,881	10,047	31,926	24,489
Operating expenses:
Marketing and promotions	4,515	3,634	9,885	9,673
Technology development	1,348	1,452	1,009	2,767
General and administrative	4,544	2,986	10,442	8,055

Total operating expenses	10,407	8,072	21,336	20,495

Income from operations	3,474	1,975	10,590	3,994
Interest income	173	376	624	900

Income before income taxes	3,647	2,351	11,214	4,894
Income tax expense	—	—	—	—

Net income	$3,647	$2,351	$11,214	$4,894

Basic earnings per share of common stock	$0.08	$0.05	$0.23	$0.10

Diluted earnings per share of common stock	$0.07	$0.05	$0.23	$0.10

See accompanying notes to financial statements.

 FTD.COM INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended March 31,
	2002	2001
	(In thousands)
Net income	$11,214	$4,894
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:
Deferred compensation expense	986	981
Depreciation and amortization	113	344
Non-cash settlement of liabilities	(807)	(524)
Changes in assets and liabilities net of effects of acquisition:
Accounts receivable	1	239
Interest receivable	(33)	(85)
Prepaid expenses	114	(500)
Distribution agreements	—	(186)
Other long-term assets	(1)	252
Accounts payable	2,042	(2,026)
Payable to FTDI	2,261	1,161
Unearned revenue	348	101
Other accrued liabilities	307	(127)

Net cash and cash equivalents provided by operating activities	16,545	4,524

Net cash and cash equivalents used in investing activities:
Purchase of certain assets of National Flora, Inc.	(9,060)	—
Purchase of property and equipment	(278)	(277)

Net cash and cash equivalents used in investing activities	(9,338)	(277)

Net cash and cash equivalents used in financing activities:
Change in book overdrafts	(1,150)	—

Net increase in cash and cash equivalents	6,057	4,247
Cash and cash equivalents, beginning of period	25,771	17,961

Cash and cash equivalents, end of period	$31,828	$22,208

Supplemental disclosures of cash flow information:
Purchase of certain assets of National Flora, Inc.:
Fair value of assets acquired	$1,816	$—
Fair value of liabilities assumed	(21)	—
Other acquisition costs	(74)	—
Excess purchase price allocated to intangible assets	7,339	—

Net cash payment	$9,060	$—

See accompanying notes to financial statements.

 FTD.COM INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of Business

        FTD.COM INC. (the "Company" or "FTD.COM") is an Internet and telephone marketer of flowers and specialty gifts that began selling products directly to consumers through the 1-800-SEND-FTD toll-free telephone number in 1993 and electronically to consumers through the www.ftd.com Web site in 1994. The Company offers same-day delivery of floral orders to nearly 100% of the U.S. population. These floral orders are fulfilled by a group of independent FTD florists who adhere to FTD.COM's quality and service standards. Throughout the year, the Company offers over 300 floral arrangements and over 1,000 specialty gift items, including gourmet gift baskets, holiday gift sets, bath and beauty products, garden products, plants and stuffed animals for holiday and everyday occasions. Product offerings are available at prices ranging from $22.99 to approximately $165.00.

        The Company is a majority-owned subsidiary of Florists' Transworld Delivery, Inc. ("FTDI"). FTDI is a wholly-owned subsidiary of IOS Brands Corporation ("IOS"). The Company was incorporated as a Delaware corporation in May 1999 and at that time began to retain its own earnings. In consideration for the receipt of 40,920,000 shares of the Company's Class B common stock, par value $.01 per share ("Class B Common Stock") (as adjusted to reflect a 12-for-1 stock split on July 30, 1999), FTDI contributed to the Company the assets and liabilities relating to the consumer floral and specialty gift business.

        On March 3, 2002, the Company, IOS, FTDI and a newly-formed wholly-owned subsidiary of FTDI entered into a definitive merger agreement. Upon consummation of the merger, FTD.COM will become a direct wholly-owned subsidiary of FTDI and an indirect wholly-owned subsidiary of IOS. See Note 10 for a discussion of the merger agreement and the proposed merger.

Note 2. Acquisition of Certain Assets of National Flora, Inc.

        On November 9, 2001, the Company completed the acquisition of certain assets of National Flora, Inc. ("National Flora") pursuant to an asset purchase agreement dated as of November 7, 2001, by and among Gerald Stevens, Inc., National Flora and the Company (the "Asset Purchase Agreement"). National Flora is a direct marketer of flowers and specialty gifts.

        Pursuant to the terms of the Asset Purchase Agreement, the purchase price of the acquisition was approximately $9.0 million, which was funded from the Company's existing cash balances. Additionally, the Company incurred $0.1 million in other acquisition costs. The assets acquired primarily consisted of $1.7 million in prepaid advertising expenses, National Flora's rights under or in respect of certain contracts and agreements, National Flora's customer base and goodwill. The amount of the consideration was based on a variety of factors, including the value of comparable assets and the potential benefit to the stockholders of the Company. The results of operations since the date of the Company's acquisition of certain assets of National Flora are included in the Company's financial statements.

        The following unaudited pro forma financial summary presents the Company's results of operations as if the acquisition had occurred on July 1, 2000, the first day of fiscal year 2001. This summary is provided for informational purposes only. It does not necessarily reflect the actual results that would have occurred had the acquisition been made as of July 1, 2000, or results that may occur in the future.

	Nine Months Ended March 31,
	2002	2001
	(in thousands and unaudited)
Revenues	$119,836	$109,942
Net income	11,586	6,516
Basic earnings per share of common stock	$0.24	$0.14

Diluted earnings per share of common stock	$0.24	$0.13

        The Company accounted for the acquisition using the purchase method of accounting; accordingly, the Company's financial statements reflect the allocation of the total purchase price to the net tangible and intangible assets acquired, based on their respective fair values. This allocation included $0.9 million allocated to a customer list, which will be amortized over five years. At March 31, 2002, accumulated amortization was $65,000 associated with this intangible asset.

        Of the remaining portion of the purchase price, $6.5 million was allocated to goodwill. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, the $6.5 million in goodwill acquired in the acquisition of National Flora will not be amortized and will be tested for impairment at least annually. For tax purposes, 100% of the $6.5 million in goodwill is expected to be deductible.

Note 3. Basis of Presentation

        The accompanying unaudited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission and do not contain all information included in the audited financial statements and notes thereto for the fiscal year ended June 30, 2001. The interim unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001. In the opinion of management, the information furnished herein reflects all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the results of operations, financial position and cash flows for the interim periods presented. Due to seasonal variations in the Company's business, operating results for the three-month period ended March 31, 2002 are not necessarily indicative of the results that might be expected for the fiscal year ended June 30, 2002. In addition, certain prior year amounts have been reclassified to conform to current year presentation.

Note 4. Unearned Revenue

        Unearned revenue represents order revenues associated with floral and specialty gift orders that were placed on or prior to the period end date and were to be delivered after such date. This revenue will be recognized, together with the related costs of fulfillment and processing service, when the order is fulfilled.

Note 5. Distribution Agreements

        The Company has entered into Internet distribution agreements pursuant to which the Company receives various services, including advertising space on shopping and search-oriented Web sites, portal links to the Company's Web site and marketing of the Company's product offerings through co-branded Web sites. Pursuant to the terms of these agreements, at March 31, 2002, the Company had future commitments to pay total fixed fees of $0.7 million in the fourth quarter of fiscal year 2002.

        Certain of these agreements contain terms that include both fixed and variable payment elements, the variable portion of which is based upon the cumulative number of orders beyond a threshold as defined in the related agreements. The Company records expenses related to these distribution agreements based on a per order amount taking into consideration the most likely number of total orders to be received under each such agreement. It is possible that changes in circumstances may require that management modify its estimate of the expected number of orders from such agreements and the expenses associated with such orders. If a change in estimate were to occur, the cumulative effect on reported expenses would be recognized in the period during which the change occurs. In prior fiscal years, the Company recorded expenses related to its distribution agreements ratably over the contract terms, which was consistent with the fixed payment nature of the prior years' agreements. During the three- and nine-month periods ended March 31, 2002, the Company recorded $1.0 million and $2.2 million of marketing and promotions expense, respectively, related to these distribution agreements, compared to $1.5 million and $4.9 million recorded for the three- and nine-month periods ended March 31, 2001, respectively.

Note 6. Mileage/Reward Programs

        During the third quarter of fiscal year 2002, the Company adopted the requirements of Emerging Issues Task Force ("EITF") Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). In accordance with the requirements of EITF 01-9, the Company has reclassified current and prior year marketing expenses to costs of fulfillment and processing service that relate to the granting of mileage and reward points to customers in connection with an order. The amounts related to the granting of mileage and reward points for the three-month periods ended March 31, 2002 and 2001 were $0.9 million and $0.4 million, respectively, and for the nine-month periods ended March 31, 2002 and 2001 were $2.1 million and $1.0 million, respectively.

Note 7. Income Taxes

        The Company is party to a tax sharing agreement with IOS and FTDI. This agreement governs the use and allocation of the Company's tax assets. For the three-and nine-month periods ended March 31, 2002, the Company reported pretax income of $3.6 million and $11.2 million, respectively, resulting in income taxes of $1.5 million and $4.5 million, respectively, at an effective rate of 40%. For the three- and nine-month periods ended March 31, 2001, the Company reported pretax income of $2.4 million and $4.9 million, respectively, resulting in income taxes of $0.9 million and $2.0 million, respectively, at an effective rate of 40%. The Company reduced its valuation allowance by the amount of the income taxes recorded during the respective periods, thereby realizing a portion of the tax assets that had been recorded by the Company in prior fiscal years. In accordance with the provisions of SFAS No. 109, Accounting for Income Taxes, the Company believes, based on its limited operating history, the short-term nature of its Internet distribution agreements as described in Note 5 and the Company's reliance on FTDI's marketing of the FTD brand as described in Note 9, the remaining tax assets are more likely than not, not realizable in the time period during which they are deductible and therefore maintains a valuation allowance to offset the remaining deferred tax assets. It is possible that changes in circumstances may require that management modify its estimate. If a change in estimate were to occur, the cumulative effect would be recognized in the period during which the change occurs.

        At March 31, 2002, the Company had net operating loss carryforwards for federal tax purposes of $17.3 million, which are available to offset future federal income, if any, through year 2020.

Note 8. Basic and Diluted Earnings Per Share

        The Company computes earnings per share in accordance with the provisions of SFAS No. 128, Earnings per Share. Under the provisions of SFAS No. 128, the computations of basic and diluted earnings per share for the three- and nine-month periods ended March 31, 2002 and 2001 are as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2002	2001	2002	2001
	(in thousands, except per share data)
Net income	$3,647	$2,351	$11,214	$4,894

Weighted average basic shares of Common Stock outstanding	47,722	47,300	47,722	47,300
Effect of dilutive securities:
Employee stock options	126	35	129	8
Unvested restricted shares of Class A Common Stock	880	1,327	880	1,338

Weighted average diluted shares of Common Stock outstanding	48,728	48,662	48,731	48,646

Basic earnings per share of Common Stock	$0.08	$0.05	$0.23	$0.10

Diluted earnings per share of Common Stock	$0.07	$0.05	$0.23	$0.10

        During both the three- and nine-month periods ended March 31, 2002, options to purchase 55,000 shares of the Company's Class A common stock, par value $.01 per share ("Class A Common Stock," and together with the Class B Common Stock, the "Common Stock"), at $8.00 per share were not included in the computation of diluted earnings per share of Common Stock because the exercise price for these options was greater than the average market price of the Class A Common Stock during such periods and, therefore, their effect was anti-dilutive.

        During the three- and nine-month periods ended March 31, 2001, options to purchase 100,000 and 125,000 shares of the Company's Class A Common Stock, respectively, at prices ranging from $2.88 to $8.00 per share and $2.69 to $8.00 per share, respectively, were not included in the computation of diluted earnings per share of Common Stock because the exercise prices for these options were greater than the average market price of the Class A Common Stock during such periods and, therefore, their effect was anti-dilutive.

        All outstanding shares of Class B Common Stock are owned by FTDI. Additionally, as of March 31, 2002, FTDI owns 50,000 shares of Class A Common Stock.

Note 9. Intercompany Agreements/Related Party Transactions

        The Company engages in various transactions with its parent company, FTDI, in the normal course of the Company's business. FTDI pays the Company commission revenues for floral orders that are cleared through the FTD Clearinghouse in accordance with a commission agreement that will automatically renew on July 1, 2002 for a three-year period ending June 30, 2005. Classified as other revenues, the Company records revenues for rebates received from FTDI for floral orders processed through FTDI's credit card processing program, which have also been processed through the FTD Clearinghouse, and also records revenues related to fees paid by FTDI to the Company for the hosting of florists' Web sites through the www.ftd.com Web site.

        For orders processed through the FTD Clearinghouse, FTDI charges the Company customary clearing fees. The Company also utilizes FTDI's credit card processing services. FTDI charges the Company a percentage of the order value to utilize these credit card processing services. Costs for clearing services and credit card processing expenses are included in costs of fulfillment and processing service and are covered by the Intercompany Services Agreement between FTDI and the Company, which is described below.

        At certain times, the Company utilizes a call center owned and operated by FTDI for order entry and customer care services. The Company pays FTDI based on the number of calls handled. These costs are classified as costs of fulfillment and processing service or general and administrative expenses, as appropriate.

        The Company and FTDI are parties to an Intercompany Services Agreement, which covers technical and administrative services, facilities and occupancy, Internet/telecom usage and other services that are provided to the Company by FTDI. Technical and administrative services include employee and other departmental costs for the technical, human resources, accounting, administrative and legal departments. In consideration for these services, FTDI has allocated a portion of its departmental costs related to the services it provides to the Company. The allocations were estimated using proportional cost allocation methods, plus an additional general and administrative charge of 5% of the value of the services utilized. These costs are classified as technology development expenses or general and administrative expenses, as appropriate.

        In anticipation of the pending merger, certain executives of the Company began performing work specifically related to FTDI during the third quarter of fiscal year 2002. As a result, $87,000, representing a portion of the salary-related expenses for these executives, was allocated from the Company to FTDI in the third quarter of fiscal year 2002. These allocated costs reduced the Company's general and administrative expenses. For further information on the merger, see Note 10.

        The Company does not maintain separate physical facilities. It leases space from FTDI and is charged rent based upon an estimate of prevailing market rates for similar facilities. Pursuant to the terms of the Intercompany Services Agreement, the costs associated with the leased space for the three- and nine-month periods ended March 31, 2002 were $123,000 and $396,000, respectively, and for the three-and nine-month periods ended March 31, 2001 were $69,000 and $225,000, respectively. The Company is also charged a pro-rata share, based on square footage used by the Company, for utilities, property taxes and other occupancy costs. Internet/telecom usage costs include an allocation of monthly depreciation for all hardware and software based on usage by the Company, as well as monthly rates for telecommunications expenses of the Company. These costs are classified as general and administrative expenses.

        The Company uses FTDI's trademarks in connection with the sale of floral and specialty gift products through its Web site and toll-free telephone numbers. The Company is a party to a license agreement with FTDI that includes provisions for royalty payments from the Company to FTDI of 1% of the Company's order revenues and service fees, a 99-year term and termination, at FTDI's option, under certain circumstances in the event that ownership of 20% or more of the Company is acquired by a person or group not affiliated with FTDI. Royalty expenses associated with FTDI's trademarks have been included in general and administrative expenses.

        Complementing the Company's current marketing program are the independent, though closely aligned, marketing efforts of FTDI which are focused on promoting the FTD brand. This marketing synergy reduces the need for FTD.COM to separately promote its brand and has allowed FTD.COM to focus its marketing efforts on a more balanced program of customer acquisition and retention.

        On March 3, 2002, the Company, IOS, FTDI and a newly-formed wholly-owned subsidiary of FTDI entered into a definitive merger agreement. For further information on the merger agreement and the potential effects on existing intercompany agreements see Note 10.

        The statements of operations for the periods presented below include the following expense transactions with FTDI:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2002	2001	2002	2001
	(In thousands and unaudited)
Costs of fulfillment and processing service	$574	$461	$1,362	$1,252
Technology development	99	96	300	306
General and administrative	1,042	838	2,923	2,278

        The Company loaned various officers, collectively, $1,066,349 pursuant to four-year interest bearing notes dated May 17, 2001, with accrued interest at 6.5% per annum and principal due at maturity. The Company loaned an officer $23,000 pursuant to a four-year interest bearing note dated June 11, 2001, with accrued interest at 6.5% per annum and principal due at maturity. At March 31, 2002, the total amount outstanding under loans to these officers was $1,151,988 in principal and interest.

        Additionally, prior to the Company's Initial Public Offering ("IPO") on September 28, 1999, key employees of IOS were granted IOS restricted shares in exchange for services to be provided to IOS over a five-year service period. At the time of the IPO, certain of these key employees became employees of FTD.COM and no longer provided services to IOS. The key employees, however, still retained their rights to the IOS restricted shares and continue to earn the restricted shares in exchange for services that will be provided to FTD.COM. Therefore, at the time of the IPO, the Company paid IOS for the remaining $175,000 of deferred compensation associated with the restricted shares. During the three-month periods ended March 31, 2002 and 2001, the Company recorded $11,000 and $13,000 of compensation expense, respectively, and during the nine-month periods ended March 31, 2002 and 2001, the Company recorded $37,000 and $39,000 of compensation expense, respectively, related to these restricted shares.

Note 10. Merger Agreement

        On March 3, 2002, the Company, IOS, FTDI, and a newly-formed wholly-owned subsidiary of FTDI entered into a definitive merger agreement pursuant to which the newly-formed wholly-owned subsidiary of FTDI that was created to effect the merger will merge with and into the Company. Upon consummation of the merger, FTD.COM, as the surviving corporation, will continue its existence as a direct wholly-owned subsidiary of FTDI and an indirect wholly-owned subsidiary of IOS. In the merger, each stockholder of FTD.COM, other than IOS and its direct or indirect wholly-owned subsidiaries, will be entitled to receive 0.26 shares of IOS Class A common stock for each outstanding share of Common Stock owned at the time of the merger. At or shortly after the effective time of the merger, IOS currently intends to pay a stock dividend to IOS stockholders, including former stockholders of FTD.COM, such that former FTD.COM stockholders will own approximately one share of IOS Class A common stock for each share of Common Stock they own at the time of the merger.

        Pursuant to the terms of the merger agreement, all outstanding options to purchase shares of Common Stock will be converted into options to purchase shares of IOS Class A common stock and all restricted shares of Common Stock will be converted into shares of IOS Class A common stock in accordance with the exchange ratio and be subject to the same restrictions and vesting schedule. It is expected that the IOS Class A common stock, including the shares to be issued to the Company's stockholders in the merger, will be quoted on the Nasdaq National Market ("Nasdaq") under the symbol "FTDI" upon the completion of the merger.

        In connection with the merger, the controlling stockholders of IOS will enter into a governance agreement with IOS at the time of the merger that requires IOS to nominate designated representatives of the controlling stockholders to the IOS board of directors for so long as the controlling stockholders continue to own certain specified percentages of IOS common stock. The controlling stockholders also will enter into a registration agreement with IOS at the time of the merger that may require IOS to register their shares of common stock on the first anniversary of the date of the merger, or sooner in the case of offerings initiated by IOS following the merger. Under the terms of the registration agreement, the controlling stockholders have agreed not to sell or distribute any of their shares of IOS common stock until at least six months after the date of the merger and they are thereafter subject to further limitations under the Securities Act of 1933 and the registration agreement.

        Upon consummation of the merger, it is anticipated that the Intercompany Services Agreement described above in Note 9, the Intercompany Indemnification Agreement among the Company, FTDI and IOS and the Registration Rights Agreement between the Company and FTDI will be terminated.

        Additionally, in connection with the merger, IOS is requesting its stockholders to approve the award of a one-time bonus of $5,321,174 and $3,237,467, respectively, to the chief executive officers of IOS and FTD.COM if certain conditions are satisfied.

        On March 22, 2002, IOS filed a Registration Statement on Form S-4 that included the preliminary joint proxy statement of IOS and FTD.COM relating to the merger and the other transactions contemplated by the merger agreement.

        The completion of the merger depends upon each party to the merger agreement meeting a number of conditions, including, among other things, the adoption of the merger agreement and the related transactions by the holders of a majority of the outstanding shares of Common Stock, the declaration by the Securities and Exchange Commission that IOS's Registration Statement on Form S-4 is effective under the Securities Act of 1933 and the approval for quotation on Nasdaq of IOS's common stock.

Note 11. Litigation Settlements

        The Company recorded a $2.6 million gain, net of legal fees, in the first quarter of fiscal year 2002 related to the settlement of a claim against the developer of an unlaunched version of the Company's Web site. This gain was recorded in technology development expenses.

ANNEX I

NATIONAL FLORA, INC.
INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report

The Board of Directors and Stockholders
FTD.COM INC.:

        We have audited the accompanying balance sheet of National Flora, Inc. (a wholly-owned subsidiary of Gerald Stevens, Inc.) as of August 31, 2001, and the related statements of operations and changes in net investment by Parent and cash flows for the year then ended. These financial statements are the responsibility of FTD.COM's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Flora, Inc. as of August 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

January 10, 2002
Chicago, Illinois

NATIONAL FLORA, INC.
(a wholly-owned subsidiary of Gerald Stevens, Inc.)
BALANCE SHEET
(In thousands)

August 31, 2001
ASSETS
CURRENT ASSETS:
Accounts receivable	$29
Prepaid advertising	4,222
Other prepaid expenses	12

Total current assets	4,263

Property and equipment at cost, net	93
Deposits	25

Total assets	$4,381

LIABILITIES AND NET INVESTMENT BY PARENT
CURRENT LIABILITIES:
Accounts payable	$238
Other accrued liabilities	39

Total current liabilities	277

Net investment by Parent	4,104

Total liabilities and net investment by Parent	$4,381

See accompanying notes to financial statements.

NATIONAL FLORA, INC.
(a wholly-owned subsidiary of Gerald Stevens, Inc.)
STATEMENT OF OPERATIONS AND CHANGES IN NET INVESTMENT BY PARENT
(In thousands)

Year ended August 31, 2001
Revenues:
Order revenues and service fees, net of discounts	$28,264
Commissions, including revenues from Parent of $709	1,813

Total revenues	30,077
Costs of fulfillment and processing service, including expenses from Parent of $4	21,675

Gross profit	8,402
Operating expenses:
Marketing and promotions	4,676
General and administrative, including expenses paid to Parent of $388	1,219

Total operating expenses	5,895

Income from operations	2,507
Interest income, from Parent	11

Income before income taxes	2,518
Income tax expense	966

Net income	1,552
Contributions from Parent, net	1,665
Net investment by Parent—beginning of period	887

Net investment by Parent—end of period	$4,104

See accompanying notes to financial statements.

NATIONAL FLORA, INC.
(a wholly-owned subsidiary of Gerald Stevens, Inc.)
STATEMENT OF CASH FLOWS
(In thousands)

Year ended August 31, 2001
Net income	$1,552
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	97
Changes in assets and liabilities:
Accounts receivable	18
Prepaid advertising	(3,113)
Other prepaid expenses	21
Deposits	1
Accounts payable	(127)
Other accrued liabilities	(94)

Net cash used in operating activities	(1,645)

Net cash used in investing activities:
Purchase of property and equipment	(20)

Net cash provided by financing activities:
Contribution from Parent, net	1,665

Net increase in cash	—
Cash, beginning of period	—

Cash, end of period	$—

See accompanying notes to financial statements.

 NATIONAL FLORA, INC.
(a wholly-owned subsidiary of Gerald Stevens, Inc.)

NOTES TO FINANCIAL STATEMENTS

Note 1.    Organization and Business

        National Flora, Inc. ("the Company") is a telephone and Internet marketer of flowers and specialty gifts. The Company operates the 1-800-488-2800 toll-free telephone number and the www.nationalflora.com Web site.

        The Company is a wholly-owned subsidiary of Gerald Stevens, Inc. ("GSI" or "Parent"), which acquired the assets of the Company in March 1999 for $10.0 million in cash and 1,553 shares of GSI common stock.

        On November 9, 2001, certain assets of the Company were purchased by FTD.COM INC. ("FTD.COM") pursuant to an Asset Purchase Agreement dated as of November 7, 2001, by and among GSI, the Company and FTD.COM.

Note 2.    Summary of Significant Accounting Policies

Basis of Presentation

        As a wholly-owned subsidiary of GSI, the Company's equity is reflected in net investment by Parent on the balance sheet. Net investment by Parent is increased (decreased) for the Company's net income (loss) and contributions (distributions). Contributions by the Parent include commissions on telephone orders, interest income, and the clearing of floral orders. Distributions to the Parent include income taxes, certain allocated general and administrative expenses, and the clearing of floral orders. All cash generated from and cash required to support the Company's operations is deposited and received into the Company's depository and disbursement bank accounts. As part of GSI's central cash management system, GSI periodically takes cash from the depository account and funds the disbursement accounts, as needed. As such, cash balances are also included in net investment by Parent on the balance sheet.

        Certain expenses reflected in the financial statements include allocations of expenses from GSI. These allocations take into consideration personnel and other appropriate bases and generally include administrative expenses related to general management and insurance provided to the Company by GSI. Allocations of expenses are estimates based on management's best assessment of actual expenses incurred by the Company. It is management's opinion that the expenses charged to the Company are reasonable.

        The financial statements have been prepared as if the Company operated as a stand-alone entity since inception. The financial information included herein may not necessarily reflect the financial position, results of operations or cash flows of the Company in the future or what the financial position, results of operations or cash flows of the Company would have been if it had been a separate, stand-alone Company during the periods presented.

Accounts Receivable

        Accounts receivable includes amounts owed from corporate customers for purchases of floral products, specialty gift items and gift certificates through the Company's toll-free telephone number. The credit risk associated with collection of accounts receivable is low due to the composition of the Company's customer base.

Prepaid Advertising

        The Company acquires new customers and markets its services primarily through advertising in yellow page directories throughout the United States. The Company has secured strategic ad locations on the first page of the "Florist" section in many directories. Yellow page directories typically publish once a year, and the cost of each publication is expensed ratably over each such period.

Property and Equipment

        Property and equipment, consisting of office furniture and computer equipment, is stated at historical cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method. Accumulated depreciation as of August 31, 2001 was $378,000, and depreciation expense for the year ended August 31, 2001 was $97,000.

Income Taxes

        The Company is included in the consolidated U.S. income tax return of GSI. The provision for income taxes of the Company has been calculated as if the Company were a stand-alone corporation filing separate income tax returns. All cumulative current and deferred taxes have been settled through net investment by Parent.

        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes.

Revenue and Cost Recognition

Order Revenues and Service Fees

        The Company records revenues and costs for fulfillment and processing services when an order is fulfilled. Generally, when a customer makes a purchase, the Company receives the order and either transmits the order to a wire service which then transmits the order to the fulfilling florist, or a customer service representative will manually call the order out to a florist in the delivery area. The Company recognizes 100% of the order value as revenue and recognizes associated costs for fulfillment and processing services. Orders that are not fulfilled by a florist, such as holiday gift baskets, are fulfilled by a manufacturer or third party distributor. In addition, the Company receives a service fee from the customer of $11.95, prior to any promotional discounts, for processing same day orders and $9.95 for next day and later orders. Order revenues and service fees are reported net of discounts.

Commissions

        Commission revenues represent a fee, consistent with industry practice, for floral orders cleared through the respective clearinghouse through which the order was sent.

Marketing and Promotion Costs

        Marketing and promotion costs consist principally of yellow pages advertising expenditures and are charged to expense ratably over the life of the yellow pages publication.

Use of Estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in connection with the preparation of these financial statements in conformity with accounting principals generally accepted in the United States of America. Actual results could differ from those estimates.

Concentration of Suppliers

        The Company is dependent upon certain significant vendors to supply products, specifically, the ability of florists to fulfill the Company's floral orders and the ability of manufacturers or third party distributors to fulfill the Company's specialty gift orders.

        In addition, the Company utilizes a third party communication network as an important component of its operation. Although there are a limited number of suppliers of this type of network, management believes that other suppliers could provide a similar network on comparable terms. A change in suppliers, however, could cause a delay in order processing and fulfillment and a possible reduction in the quality of service, which could adversely affect operating results.

Fair Value of Financial Instruments

        Financial instruments, including accounts receivable, accounts payable and accrued liabilities are reflected in the financial statements at carrying or contract value. Those values were not materially different from their fair values.

Note 3.    Related Parties

Transactions with GSI

        The Company engages in transactions with GSI in the normal course of its business. Prior to July 10, 2001, when the Florafax wire service business unit ("Florafax"), including the clearinghouse, was sold by GSI to Teleflora LLC ("Teleflora"), Florafax was a wholly-owned subsidiary of GSI. For the period presented through the date of the sale of Florafax to Teleflora, Florafax paid the Company commissions for orders cleared through the Florafax clearinghouse. Additionally, for orders processed through the Florafax clearinghouse, Florafax charged the Company customary clearing and credit card processing fees. After July 10, 2001, when Florafax was sold to Teleflora, the Company continued to utilize the Florafax system, however, the transactions were not related party transactions. Costs for clearing services and credit card processing expenses are included in costs of fulfillment and processing service expenses.

        GSI also provides the Company with various services including human resources and general administration. In consideration for these services, GSI charges the Company a monthly allocation. These costs are classified as general and administrative expenses. In fiscal year 2001, general and administrative expenses include $388,000 related to these allocated costs.

        Employees of the Company are eligible for various benefits under programs maintained by GSI. Any related assets or liabilities are not included in the Company's financial statements.

Note 4.    Leases

        The Company has entered into operating leases for the office building and certain office equipment. Rental expense relating to these leases totaled $239,000 in fiscal year 2001. The minimum aggregate annual operating lease obligations are as follows:

Fiscal Year	Amount
(in thousands)
2002	$165
2003	165
2004	45
Thereafter	22

Total	$397

Note 5.    Income Taxes

        The provision for income taxes on operating income for the year ended August 31, 2001 consisted of $800,000 in U.S. Federal taxes and $166,000 in state and local taxes. The provision for income taxes differs from the amount computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as a result of the net-of-tax effect of state and local taxes. All cumulative current and deferred taxes have been settled through net investment by Parent.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers of IOS.

Delaware General Corporation Law

        Section 145(a) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

        Section 145(b) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

        Section 145(c) of the Delaware General Corporation Law provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 145(a) and (b), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

        Section 145(d) of the Delaware General Corporation Law provides that any indemnification under Section 145(a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 145(a) and (b). Such determination shall be made (1) by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

        Section 145(e) of the Delaware General Corporation Law provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

        Section 145(f) of the Delaware General Corporation Law provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

        Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's capacity as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

IOS Certificate of Incorporation and By-laws

        Upon consummation of the merger, IOS's amended and restated certificate of incorporation shall provide that, to the fullest extent permitted by Delaware law and except as otherwise provided in its by-laws, no director of IOS shall be liable to it or its stockholders for monetary damages for breach of fiduciary duty. Further, IOS's amended and restated certificate of incorporation shall provide for indemnification of and advancement of expenses for any person who was or is made or threatened to be made a party to any action, suit or other proceeding because of his or her status as a director or officer of IOS, or service as a director, officer or fiduciary of another company at the request of IOS to the fullest extent permitted under Delaware law against all expenses, liabilities and losses reasonably incurred by such person. The restated certificate of incorporation also shall permit IOS to purchase and maintain insurance on its own behalf and on behalf of any other person who is or was a director, officer or agent of IOS or was serving at IOS's request. IOS currently maintains directors' and officers' reimbursements and liability insurance which insures against liabilities that directors and officers of IOS and its subsidiaries may incur in such capacities. The risks covered by such policies do not exclude liabilities under the Securities Act.

Item 21. Exhibits and Financial Statement Schedules.

(a)  Exhibits

        Reference is made to the attached exhibit index.

(b)  Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 22. Undertakings.

        The undersigned Registrant hereby undertakes:

        (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

          (ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (5)  That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (6)  That every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (7)  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed after the effective date of this registration statement through the date of responding to such request.

        (8)  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Downers Grove, State of Illinois, on April 29, 2002.

IOS BRANDS CORPORATION
By:	/s/ ROBERT L. NORTON Robert L. Norton Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)

*    *    *    *

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-4 have been signed by the following persons on April 29, 2002 in the capacities indicated:

Signature	Title

/s/ ROBERT L. NORTON Robert L. Norton	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)
* Carrie A. Wolfe	Chief Financial Officer and Treasurer (principal accounting and financial officer)
* Habib Y. Gorgi	Director
* Stephen G. Pagliuca	Director
* Richard C. Perry	Director
* William J. Vernon	Director
* Randall Borkenstein	Director
*By:	/s/ ROBERT L. NORTON Robert L. Norton Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of March 3, 2002, among the Registrant, Florists' Transworld Delivery, Inc., Aroma Acquisition Corp. and FTD.COM (incorporated by reference to Exhibit 2.1 of IOS's Current Report on Form 8-K filed on March 5, 2002).
3.1
Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (the "1997 Form 10-K")).
3.2	By-laws of the Registrant (incorporated by reference to Exhibit 3.2 of the 1997 Form 10-K).
3.3	Form of Restated Certificate of Incorporation of the Registrant (included as Annex D to this Registration Statement).
3.4	Form of Amended and Restated By-laws of the Registrant (included as Annex E to this Registration Statement).
4.1
Stockholders Support Agreement, dated as of March 3, 2002, by and among FTD.COM, Perry Acquisition Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Principals Holdings, LLC, Bain Capital Fund IV, L.P., Bain Capital Fund IV-B, L.P., Information Partners Capital Fund, L.P., BCIP Associates, BCIP Trust Associates, L.P., Chisholm Partners II L.P., Fleet Equity Partners VII, L.P., Fleet Growth Resources III, Inc. and Randolph Street Partners (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on March 5, 2002).
4.2
Form of Registration Agreement by and among FTD, Inc., Perry Acquisition Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Principals Holdings, LLC, Bain Capital Fund IV, L.P., Bain Capital Fund IV-B, L.P., Information Partners Capital Fund, L.P., BCIP Associates, BCIP Trust Associates, L.P., Chisholm Partners II L.P., Fleet Equity Partners VII, L.P., Fleet Growth Resources III, Inc. and Randolph Street Partners (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on March 5, 2002).
4.3
Form of Governance Agreement by and among FTD, Inc., Perry Acquisition Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Principals Holdings, LLC, Bain Capital Fund IV, L.P., Bain Capital Fund IV-B, L.P., Information Partners Capital Fund, L.P., BCIP Associates and BCIP Trust Associates, L.P., Randolph Street Partners, Chisholm Partners II L.P., Fleet Equity Partners VII, L.P., and Fleet Growth Resources III, Inc. (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on March 5, 2002).
5.1	Opinion of Kirkland & Ellis regarding legality of securities being registered.
8.1	Opinion of Kirkland & Ellis regarding certain U.S. income tax matters.†
10.1
Credit Agreement, dated as of September 27, 2001, by and among Florists' Transworld Delivery, Inc. ("FTDI"), the Registrant and each of the Subsidiaries from time to time becoming a party to this Agreement, as Guarantors, the several financial institutions from time to time party to the Agreement, as Lenders, and Harris Trust and Savings Bank, as Administrative Agent (incorporated by reference to Exhibit 10.34 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (the "September 30, 2001 10-Q")).
10.2
Mortgage and Security Agreement with Assignment of Rents dated as of September 27, 2001 from FTDI to Harris Trust and Savings Bank, as administrative agent (incorporated by reference to Exhibit 10.35 to the September 30, 2001 10-Q).
10.3
Pledge Agreement is dated as of September 27, 2001, by and among the Registrant, FTDI, and the other parties executing the Agreement under the heading "Pledgors" and Harris Trust and Savings Bank, acting as administrative agent (incorporated by reference to Exhibit 10.36 to the September 30, 2001 10-Q).

10.4
Security Agreement is dated as of September 27, 2001, by and among the Registrant, FTDI, and the other parties executing this Agreement under the heading "Debtors" and Harris Trust and Savings Bank, acting as administrative agent (incorporated by reference to Exhibit 10.37 to the September 30, 2001 10-Q).
10.5	Secured Promissory Note between FTDI and Robert L. Norton dated as of September 29, 2001. (incorporated by reference to Exhibit 10.38 to the September 30, 2001 10-Q).
10.6	Secured Promissory Note between FTDI and Robert L. Norton dated as of September 29, 2001 (incorporated by reference to Exhibit 10.39 to the September 30, 2001 10-Q).
10.7	Secured Promissory Note between FTDI and Michael J. Soenen dated as of September 29, 2001 (incorporated by reference to Exhibit 10.40 to the September 30, 2001 10-Q).
10.8
Securityholders' and Registration Rights Agreement, dated as of December 19, 1994, among the Registrant, FTDI, BT Securities Corporation and Montgomery Securities (incorporated by reference to Exhibit 10.11 of Post-Effective Amendment No. to the Registrant's Registration Statement on Form S-1 (the "1995 FTD S-1")).
10.9	Tax Sharing Agreement, dated as of December 19, 1994 between the Registrant and FTDI (incorporated by reference to Exhibit 10.12 of the 1995 FTD S-1).
10.10
First Amendment to Tax Sharing Agreement, dated as of May 19, 1999 among the Registrant, FTDI and FTD.COM INC. ("FTD.COM") (incorporated by reference to Exhibit 10.6 to FTD.COM's Registration Statement on Form S-1, as amended (the "FTD.COM S-1")).
10.11	Stockholders' Agreement, dated as of December 19, 1994, among the Registration and certain stockholders of the Registrant (incorporated by reference to Exhibit 10.13 of the 1995 FTD S-1).
10.12	FTD Corporation Stock Award and Incentive Plan (incorporated by reference to Exhibit 10.14 of the 1995 FTD S-1).
10.13
Letter dated August 18, 1998 regarding Robert L. Norton employment arrangements (incorporated by reference to Exhibit 10.12 of the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (the "1997 Form 10-K")).
10.14	Form of Secured Promissory Note to be made by Robert L. Norton (incorporated by reference to Exhibit 10.13 of the 1997 Form 10-K).
10.15	Description of Key Management Incentive Plan (incorporated by reference to Exhibit 10.b of the FTDI Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).
10.16
Restricted Shares Agreement, dated as of June 12, 2000, between FTDI and Robert L. Norton (incorporated by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2000 (the "2000 Form 10-K")).
10.17	Restricted Shares Agreement, dated as of June 12, 2000, between FTDI and Frances C. Piccirillo (incorporated by reference to Exhibit 10.18 of the 2000 Form 10-K).
10.18	Restricted Shares Agreement, dated as of June 12, 2000, between FTDI and Timothy R. Rasmussen (incorporated by reference to Exhibit 10.10 of the 2000 Form 10-K).
10.19	Secured Promissory Note between FTDI and Frederick K. Johnson dated as of October 30, 2000 (incorporated by reference to Exhibit 10.22 of the December 31, 2000 10-Q).
10.20	Secured Promissory Note between FTDI and Robert L. Norton dated as of October 30, 2000 (incorporated by reference to Exhibit 10.23 of the December 31, 2000 10-Q).
10.21	Secured Promissory Note between FTDI and Francis C. Piccirillo dated as of October 30, 2000 (incorporated by reference to Exhibit 10.24 of the December 31, 2000 10-Q).
10.22	Termination Agreement, dated as of April 30, 2001, among FTDI and FTD Association (the "Association") (incorporated by reference to Exhibit 10.25 of the March 31, 2001 10-Q).

10.23
Secured Promissory Note between FTDI and Robert L. Norton dated as of June 12, 2001 (incorporated by reference to Exhibit 10.23 of the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (the "2001 Form 10-K")).
10.24	Secured Promissory Note between FTDI and Francis C. Piccirillo dated as of June 12, 2001 (incorporated by reference to Exhibit 10.24 on the 2001 Form 10-K).
10.25	Secured Promissory Note between FTDI and Timothy R. Rasmussen dated as of June 12, 2001 (incorporated by reference to Exhibit 10.25 on the 2001 Form 10-K).
10.26	Escrow Agreement, dated as of June 29, 2001, among FTDI, the Association, and Bank One Trust Company, National Association (incorporated by reference to Exhibit 10.26 on the 2001 Form 10-K).
10.27	Letter dated April 12, 2001 regarding Robert L. Norton employment arrangements (incorporated by reference to Exhibit 10.27 on the 2001 Form 10-K).
10.28	Form of Intercompany Services Agreement between FTDI and FTD.COM (incorporated by reference to Exhibit 10.2 of FTD.COM's S-1).
10.29	Form of Trademark License Agreement between FTDI and FTD.COM (incorporated by reference to Exhibit 10.3 of the FTD.COM S-1).
10.30	Form of Intercompany Indemnification Agreement between the Registrant, FTDI and FTD.COM (incorporated by reference to Exhibit 10.4 of the FTD.COM S-1).
10.31	Form of Registration Rights Agreement between FTDI and FTD.COM (incorporated by reference to Exhibit 4.4 of the FTD.COM S-1).
10.32	Form of Florists Online Hosting Agreement between FTDI and FTD.COM (incorporated by reference to Exhibit 10.7 of the FTD.COM S-1).
10.33	Form of Commission Agreement between FTDI and FTD.COM (incorporated by reference to Exhibit 10.8 of the FTD.COM S-1).
10.34
First Amendment and Waiver to Credit Agreement, dated as of March 12, 2002, by and among FTDI, the Registrant, the subsidiaries listed on the signature pages thereof, as Guarantors, the several financial institutions listed on the signature pages thereof, as Lenders, and Harris Trust and Savings Bank, as Administrative Agent for the Lenders.*
10.35	Form of FTD, Inc. 2002 Long-Term Equity Incentive Plan (included as Annex F to this Registration Statement).
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of IOS's Annual Report on Form 10-K for the fiscal year ended June 30, 2001).
23.1	Consent of KPMG LLP.
23.2	Consent of KPMG LLP.
23.3	Consent of KPMG LLP.
23.4	Consent of Kirkland & Ellis (included in Exhibit 5.1).
24.1	Power of Attorney*
99.1	Form of stockholder proxy card for FTD.COM.
99.2	Form of stockholder proxy card for IOS.
99.3	Consent of Dresdner Kleinwort & Wasserstein, Inc.*
99.4	Consent of William Blair & Company, L.L.C.*
99.5	Consent of Michael J. Soenen.

*
Previously filed.

†
To be filed by amendment.

QuickLinks

TABLE OF CONTENTS
QUESTIONS AND ANSWERS REGARDING THE MERGER AND THE IOS TRANSACTIONS
SUMMARY
RISK FACTORS
THE MERGER
THE MERGER AGREEMENT
PRICE RANGE AND DIVIDENDS
COMPARATIVE PER SHARE INFORMATION
SELECTED HISTORICAL FINANCIAL DATA OF IOS
SELECTED HISTORICAL FINANCIAL DATA OF FTD.COM
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF IOS
IOS BRANDS CORPORATION Unaudited Pro Forma Condensed Consolidated Balance Sheet March 31, 2002 (In Thousands)
IOS BRANDS CORPORATION Unaudited Pro Forma Condensed Consolidated Statement of Operations Year Ended June 30, 2001 (In Thousands, Except Per Share Amounts)
IOS BRANDS CORPORATION Unaudited Pro Forma Condensed Consolidated Statement of Operations Nine Months Ended March 31, 2002 (In Thousands, Except Per Share Amounts)
IOS BRANDS CORPORATION NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
DIRECTORS AND EXECUTIVE OFFICERS OF IOS AND FTD.COM
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF IOS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF FTD.COM
BUSINESS OF IOS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF IOS
BUSINESS OF FTD.COM
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FTD.COM
FTD.COM Quarterly Financial Information (Unaudited) (In Thousands, Except Per Share Data)
DESCRIPTION OF CAPITAL STOCK OF IOS
COMPARISON OF RIGHTS OF HOLDERS OF FTD.COM COMMON STOCK AND IOS COMMON STOCK
RELATIONSHIPS BETWEEN IOS, FTD AND FTD.COM AND CERTAIN BENEFICIAL HOLDERS
INTERESTS OF EXECUTIVE OFFICERS AND DIRECTORS OF IOS AND FTD.COM
THE FTD.COM SPECIAL MEETING
THE IOS SPECIAL MEETING
U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
LEGAL MATTERS
EXPERTS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
TABLE OF CONTENTS
ARTICLE I
THE MERGER
ARTICLE II
EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF IOS, PARENT AND MERGER SUB
ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
ARTICLE VI
ADDITIONAL AGREEMENTS
ARTICLE VII
CONDITIONS PRECEDENT
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
ARTICLE IX
GENERAL PROVISIONS
ARTICLE ONE
ARTICLE TWO
ARTICLE THREE
ARTICLE FOUR
ARTICLE FIVE
ARTICLE SIX
ARTICLE SEVEN
ARTICLE EIGHT
ARTICLE NINE
ARTICLE TEN
ARTICLE ELEVEN
ARTICLE TWELVE
ARTICLE THIRTEEN
ARTICLE FOURTEEN
ARTICLE FIFTEEN
AMENDED AND RESTATED BY-LAWS OF FTD, INC.
ARTICLE I OFFICES
ARTICLE II MEETINGS OF STOCKHOLDERS
ARTICLE III Directors
ARTICLE IV OFFICERS
ARTICLE V CERTIFICATES OF STOCK
ARTICLE VI GENERAL PROVISIONS
ARTICLE VII AMENDMENTS
IOS BRANDS CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE
Independent Auditors' Report
IOS BRANDS CORPORATION CONSOLIDATED BALANCE SHEETS As of June 30, 2001 and 2000 (In Thousands, Except Share Amounts)
IOS BRANDS CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME For the Years Ended June 30, 2001, 2000 and 1999 (In Thousands, Except Per Share Amounts)
IOS BRANDS CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY For the Years Ended June 30, 2001, 2000 and 1999 (In Thousands)
IOS BRANDS CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS For the Years Ended June 30, 2001, 2000 and 1999 (In Thousands)
IOS BRANDS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS June 30, 2001 and 2000
IOS BRANDS CORPORATION SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
IOS BRANDS CORPORATION Condensed Consolidated Balance Sheets (In thousands)
IOS BRANDS CORPORATION Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited) (In thousands, except per share amounts)
IOS BRANDS CORPORATION Condensed Consolidated Statements of Cash Flows (Unaudited) (In thousands)
IOS BRANDS CORPORATION Notes to Condensed Consolidated Financial Statements (Unaudited)
FTD.COM INC. INDEX TO FINANCIAL INFORMATION
FTD.COM INC. BALANCE SHEETS (In Thousands, Except Share Data)
FTD.COM INC. STATEMENTS OF OPERATIONS (In Thousands, Except Per Share Data)
FTD.COM INC. STATEMENTS OF CASH FLOWS (In Thousands)
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FTD.COM INC. NOTES TO FINANCIAL STATEMENTS
FTD.COM INC. BALANCE SHEETS (In thousands, except share data)
FTD.COM INC. STATEMENTS OF OPERATIONS (UNAUDITED)
FTD.COM INC. STATEMENTS OF CASH FLOWS (UNAUDITED)
FTD.COM INC. NOTES TO FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX